Form 20-F
period 2002-12-31
MTR CORP LTD
filed 2003-06-25
CIK 1159204

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 33-96234

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

N/A	Hong Kong
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

MTR Tower

Telford Plaza

Kowloon Bay

Hong Kong

852-2993-2111

(Address and Telephone Number of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

(Title of class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7.25% Notes Due 2005

7.50% Notes Due February 4, 2009

7.50% Notes Due November 8, 2010

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes   ✓   No

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17   ✓   Item 18

MTR CORPORATION LIMITED

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. With respect to the Company’s railway operations, such factors include, among others, the following: (i) general political, social and economic conditions in Hong Kong and elsewhere in Asia; (ii) accidents and natural disasters; (iii) the terms on which the Company finances its working capital and capital expenditure requirements; (iv) the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development; (v) changes in the fares for the Company’s services; (vi) competition from alternative modes of transportation, in particular franchised buses and public light buses; (vii) the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”); (viii) the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); and (ix) other factors beyond the Company’s control. With respect to the Company’s property operations, such factors include, among others, the following: (i) general political, social and economic conditions in Hong Kong and elsewhere in Asia; (ii) the level of interest rates prevailing in Hong Kong; (iii) the Company’s ability to complete property developments on time and within budget; (iv) the terms on which the Company finances its working capital and capital expenditure requirements; (v) competition from other property developments; (vi) the Government policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change), and (vii) other factors beyond the Company’s control.

SUPPLEMENTAL INFORMATION AND EXCHANGE RATES

The Company publishes its financial statements in Hong Kong Dollars. In this Annual Report, references to “US Dollars”, “US$” or “$” are to United States Dollars and references to “Hong Kong Dollars”, “HK Dollars” or “HK$” are to Hong Kong Dollars. Solely for the convenience of the reader, this Annual Report contains translations of certain Hong Kong Dollar amounts into US Dollar amounts at specified rates. These translations should not be construed as representations that the Hong Kong Dollar amounts actually represent such US Dollar amounts or could be converted into US Dollar amounts at the rates indicated or at all. The translations of Hong Kong Dollars into US Dollars have been made at the rate of HK$7.7988 to US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2002.

INCORPORATION BY REFERENCE

This Annual Report shall be deemed to be incorporated by reference into the prospectus included in the Registration Statement on Form F-3 (File No. 333-13904) of the Company and MTR Corporation (C.I.) Limited and to be a part thereof from the date on which this Annual Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

-i-

PART I

Item 1.    Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2.    Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.    Key Information.

The following table presents selected financial information of the Company as of and for each of the years in the five-year period ended December 31, 2002. The following selected financial information should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and the Company’s audited consolidated financial statements and the related notes for the three-year period ended December 31, 2002 included in this Annual Report (the “Financial Statements”).

	Selected Financial Data(1)(2)(3) Year Ended December 31,
	1998(4)	1999(5)	2000(5)	2001(5)(6)	2002(5)(7)	2002(5)(7)
	(in millions, except number of shares, ratios and per share data)
Profit and Loss Account Data:
Hong Kong GAAP:
Revenue	HK$6,981	HK$7,252	HK$7,573	HK$7,592	HK$7,686	US$986
Operating profit from railway and related operations before depreciation	3,301	3,493	3,912	4,053	4,014	515
Profit on property developments	1,419	2,030	3,376	3,248	3,755	481
Operating profit before depreciation	4,720	5,523	7,288	7,301	7,769	996
Depreciation	(1,426)	(2,039)	(2,091)	(2,178)	(2,470)	(317)
Operating profit before interest and finance charges	3,294	3,484	5,197	5,123	5,299	679
Interest and finance charges	(475)	(1,104)	(1,142)	(874)	(1,125)	(144)
Profit before taxation	2,819	2,380	4,055	4,278	4,213	540
Taxation(8)	—	—	—	—	(1)	—
Profit for the year attributable to shareholders(8)	2,819	2,116	4,055	4,278	4,212	540
Dividend(9)	(1,252)	—	—	(1,203)	(2,132)	(273)
Retained profit for the year	1,567	2,116	4,055	3,075	2,080	267
Earnings per share:
Basic(10)	0.56	0.42	0.81	0.85	0.83	0.11
Diluted(11)	N/A	N/A	0.81	0.85	0.83	0.11
Dividend per share(9)(12)	0.25	—	—	0.24	0.42	0.05

US GAAP:
Net income for the year	HK$1,556	HK$2,449	HK$3,418	HK$4,468	HK$3,261	US$418

Earnings per share:
Basic(10)	0.31	0.49	0.68	0.89	0.64	0.08
Diluted(11)	0.31	0.49	0.68	0.89	0.64	0.08

Balance Sheet Data (at period end):
Hong Kong GAAP:
Total assets	82,104	87,250	92,526	98,126	101,120	12,966
Net assets/shareholders’ funds	42,601	45,115	50,328	53,893	56,827	7,287
Loans, obligations under finance leases and bank overdrafts	16,897	23,177	27,203	31,385	33,508	4,297
Deferred income(13)	15,970	13,776	10,403	8,411	6,226	798
Share capital and capital reserve	32,188	32,188	32,188	32,807	33,910	4,348
Issued shares(14)	321,881	321,881	5,000,000,000	5,055,229,742	5,158,748,655

US GAAP:
Total assets	75,435	81,346	86,370	92,691	96,287	12,334
Loans, obligations under finance leases and bank overdrafts	16,862	23,310	27,152	31,745	34,793	4,461
Shareholders’ equity	35,430	37,879	41,322	44,870	46,942	6,019
Share capital and capital reserve	32,188	32,188	32,213	32,273	32,278	4,139

Other Financial Data (at period end):
Hong Kong GAAP:
Ratio of debt to shareholders’ funds(15)	0.40:1	0.51:1	0.54:1	0.58:1	0.59:1
Ratio of earnings to fixed charges	3.00	2.00	2.63	2.69	3.02

US GAAP:
Ratio of debt to shareholders’ equity(15)	0.48:1	0.62:1	0.66:1	0.71:1	0.74:1
Ratio of earnings to fixed charges	2.10	2.27	2.60	3.24	2.90

(1)	The financial statements of the Company are prepared in accordance with generally accepted accounting principles in Hong Kong (“Hong Kong GAAP”), which differs in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). See Note 45 of Notes to the Financial Statements.
(2)	The presentation format for the 1998 annual accounts has been revised to conform with the presentation format of the 1999, 2000, 2001 and 2002 annual accounts.

(3)	The 2001 and 2002 annual accounts include the group accounts of the Company and its subsidiaries. The 1998, 1999 and 2000 annual accounts include only the accounts of the Company in view of the Company having no effective control over the board of directors of one of its subsidiaries, Octopus Cards Limited, and the insignificant amounts involved in the other subsidiaries.
(4)	Includes results derived from the operation of the Tung Chung Line since June 22, 1998 and the Airport Express Line since July 6, 1998.
(5)	Includes results derived from the full-year operation of the Tung Chung Line and the Airport Express Line.
(6)	Due to the adoption of the Statement of Standard Accounting Practice (“SSAP”) 34, “Employee Benefits”, issued by the Hong Kong Society of Accountants, which became effective on January 1, 2002, a restatement of the 2001 financial data was necessary. See Note 42A of Notes to the Financial Statements.
(7)	Includes results derived from the operation of the Tseung Kwan O Line since August 18, 2002.
(8)	Taxation for 2002 comprised overseas tax liabilities in respect of consultancy services income earned outside of Hong Kong, chargeable at the appropriate current rates of taxation ruling in the relevant countries. No provision for Hong Kong profits tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries in Hong Kong, as the Company and its subsidiaries in Hong Kong either have substantial accumulated tax losses brought forward which are available for set off against current year’s assessable profits or have sustained tax losses as of December 31, 2002. See Note 12 of Notes to the Financial Statements. Profit for the year attributable to shareholders in 1999 reflects one-time staff payments totaling HK$264 million under the Company’s voluntary separation scheme. Profit for the year attributable to shareholders in 2001 includes the Company’s share of Octopus Cards Limited’s earnings of HK$29 million. Profit for the year attributable to shareholders in 2002 includes write-off of project study costs and deferred expenditure totaling HK$218 million, which was primarily related to the Shatin to Central Link and the North Island Link together with its related improvement works (see Note 4 of Notes to the Financial Statements), and the Company’s share of Octopus Cards Limited’s earnings of HK$39 million.
(9)	An interim dividend of HK$0.14 (US$0.018) per share was paid on October 29, 2002. At the Company’s annual general meeting held on May 15, 2003, the shareholders approved a final dividend of HK$0.28 (US$0.036) per share. To comply with a change in Hong Kong GAAP that took effect on January 1, 2001, the Company recognizes a liability for dividends in the accounting period in which they are declared or proposed and approved by shareholders. The new accounting policy was adopted retrospectively resulting in the restatement of certain prior year balances. See Note 10 of Notes to the Financial Statements.
(10)	The calculation of basic earnings per share for 1998, 1999 and 2000 is based on the profit attributable to shareholders in the relevant year and assuming that 5,000,000,000 ordinary shares were in issue during the relevant year. The calculation of basic earnings per share for 2001 is based on the profit attributable to shareholders in 2001 and the weighted average number of ordinary shares outstanding of 5,015,601,057. The calculation of basic earnings per share for 2002 is based on the profit attributable to shareholders in 2002 and the weighted average number of ordinary shares outstanding of 5,098,511,864.
(11)	The calculation of diluted earnings per share for 2000 is based on the profit attributable to shareholders in 2000 and the weighted average number of ordinary shares outstanding of 5,004,497,055 after adjusting for the effects of dilutive potential ordinary shares. The calculation of diluted earnings per share for 2001 is based on the profit attributable to shareholders in 2001 and the weighted average number of ordinary shares outstanding of 5,030,188,894 after adjusting for the effects of dilutive potential ordinary shares. The calculation of diluted earnings per share for 2002 is based on the profit attributable to shareholders in 2002 and the weighted average number of ordinary shares outstanding of 5,105,400,689 after adjusting for the effects of dilutive potential ordinary shares.
(12)	The calculation of dividend per share for 1998 is based on the dividend declared for the year and assuming that 5,000,000,000 ordinary shares were outstanding during the period.
(13)	Represents the balance of up-front payments received from developers in excess of the related costs incurred by the Company for property development projects not yet recognized as profit by the Company.
(14)	See Note 32 of Notes to the Financial Statements.
(15)	Debt includes loans, obligations under finance leases and bank overdrafts. See Note 26 of Notes to the Financial Statements.

Historical Exchange Rates Information

The Hong Kong Dollar is freely convertible into other currencies (including the US Dollar). Since October 17, 1983, the Hong Kong Dollar has been linked to the US Dollar at the rate of HK$7.80 to US$1.00. The central element in the arrangements which give effect to the link is an agreement between the Government and the three Hong Kong banknote-issuing banks, The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and Bank of China (Hong Kong) Limited. Under this agreement, the Government of the Hong Kong SAR Exchange Fund issues certificates of its indebtedness to the banknote-issuing banks against payment in US Dollars at the fixed exchange rate of HK$7.80 to US$1.00. The banknote-issuing banks hold the certificates of indebtedness to cover the issuances of banknotes. When the banknotes are withdrawn from circulation, the banknote-issuing banks surrender the certificates of indebtedness to the Government of the Hong Kong SAR Exchange Fund and are paid the equivalent US Dollars at the fixed rate.

The market exchange rate of the Hong Kong Dollar against the US Dollar continues to be influenced by the forces of supply and demand in the foreign exchange market. Exchange rates between the Hong Kong Dollar and other currencies are influenced by the rate between the US Dollar and the Hong Kong Dollar. The Noon Buying Rate has fluctuated between HK$7.70 to US$1.00 and HK$7.90 to US$1.00 from January 1, 1992 through December 31, 2002.

The translations of Hong Kong Dollars into US Dollars in this Annual Report have been made at the Noon Buying Rate on December 31, 2002 of HK$7.7988 to US$1.00. The Noon Buying Rate on June 19, 2003 was HK$7.7993 to US$1.00.

The following table sets forth the high and low exchange rates between the Hong Kong Dollar and the US Dollars (in Hong Kong Dollars per US Dollar) for each month during the previous six months.

	Noon Buying Rate
	High	Low
December 2002	7.7992	7.7980
January 2003	7.8001	7.7988
February 2003	7.8000	7.7989
March 2003	7.7995	7.7987
April 2003	7.7998	7.7991
May 2003	7.7995	7.7985

The following table sets forth for the five most recent financial years the average exchange rates for each period between the Hong Kong Dollar and the US Dollar (in Hong Kong Dollars per US Dollar), calculating using the average of the exchange rates on the last day of each month during the period.

Noon Buying Rate Period Average
1998	7.746525
1999	7.759892
2000	7.793600
2001	7.799558
2002	7.799592

Risk Factors

The disclosure set forth in this section was prepared pursuant to the Plain English Rules adopted by the U.S. Securities and Exchange Commission. References to “we”, “us”, “our” and “our company” in this section are to MTR Corporation Limited.

Risks relating to the Company and its business

Competition in Hong Kong from other transport providers may adversely affect us.

We compete with other transport providers, principally franchised bus and public light bus operators, as well as non-franchised bus, tram and ferry operators and taxis. Our competitive strengths of speed, reliability and comfort have been eroded in recent years with:

•	the general improvement in bus services, including wider use of air-conditioning on buses;

•	the opening of the Western Harbour Tunnel and the West Kowloon Expressway;

•	the expanding bus network; and

•	more direct road access to, and improved road traffic conditions in, urban areas.

We are also facing competitive pressure as a result of the opening of new highways and expressways. The lower capital costs of our competitors and their greater inherent structural flexibility may enable them to respond to changing passenger demand more quickly than we can. In the Railway Development Strategy 2000 published in May 2000, the Government of the Hong Kong SAR confirmed that railways are essential to Hong Kong’s continued economic, social and land development and will be given priority in the Government’s plans for infrastructure development. Within this framework, the Government also recognized that franchised buses would continue to play an essential role in the public transport system in Hong Kong. As a result, we do not expect the Government to take any particular, direct measures which, in the short-term, would have the effect of reducing or containing patronage on franchised buses or public light buses for the purpose of increasing our patronage.

The growth of our railway and property businesses and increase in patronage depends, in part, on the award to our company of new railway projects, the implementation of those projects and on other factors that we may not be able to control.

The growth of our railway and property businesses depends, in part, on whether new railway projects are awarded to our company and whether we can implement them in a timely and effective manner in order to expand capacity and, thereby, accommodate more passengers, and develop more properties. Our plans for new railway projects are subject to a number of uncertainties, including:

•	whether, and on what terms, including the grant of property development rights, certain new railway projects will be awarded to our company and, in particular, whether such terms will enable us to earn a commercial rate of return on our investment in new railway projects;

•	whether there will be a sufficient population in the catchment area for a new railway project and whether that catchment area is encouraged to use the mass transit railway system as a result of government planning of highways and bus routes; and

•	whether we will be able to obtain adequate financing on acceptable terms to fund the required capital expenditures.

Although the Government has agreed to ensure that there is a level playing field and a clear framework for the award of new railway projects, we cannot assure you that new railway projects will be awarded to our company. In addition, although we have significant experience in the design and construction of railway projects with a track record in financing and completing projects on time and within budget spanning over 20 years, we cannot assure you that new railway projects undertaken by us will be completed on time and within budget. There also can be no certainty that any of the new railway projects proposed by the Government in the Railway Development Strategy 2000 will be implemented in the indicated time frame. For example, in January 2003, the Government decided to postpone the completion of the North Island Link, which is one of the new railway projects proposed in the Railway Development Strategy 2000, until after 2016.

Increase in patronage will also be affected by macro-economic factors, such as population and employment growth and distribution and changes in demographics and economic conditions. In addition, increase in patronage will be affected by the amount of road congestion and any expansion of the bus network. Furthermore, because of certain inherent capacity limitations and structural inflexibilities of the mass transit railway, we may not be able to respond quickly to increases in demand. For example, we cannot quickly change our routes to cater for new passenger demand in areas which we do not serve.

Operation of the Shatin to Central Link railway by the Kowloon-Canton Railway Corporation, or KCRC, is expected to result in a decrease in our revenues and may have a material adverse effect on our financial condition and results of operations.

One of the new railway projects announced by the Government in the Railway Development Strategy 2000 is the Shatin to Central Link, which is intended to be a new strategic rail corridor in the rail network. As the Shatin to Central Link is not considered by the Government to be a natural extension of any existing line, the Government invited our company, the KCRC and other parties to bid for the project. In July 2001, we submitted our proposal to build, operate and finance the Shatin to Central Link. On June 25, 2002, the Government awarded this project to the KCRC.

The Shatin to Central Link is expected to be completed in 2009. Upon completion, operation of the Shatin to Central Link by the KCRC is expected to result in a decrease in our revenues and may have a material adverse effect on our financial condition and results of operations. In addition, the Kowloon-Canton Railway system will further extend into the urban areas of Hong Kong, and the KCRC will become our direct competitor. This may have a material adverse effect on our long-term prospects.

Operation of the Kowloon Southern Link railway by KCRC is expected to result in a decrease in our revenues and may have a material adverse effect on our financial condition and results of operations.

Another of the new railway projects announced by the Government in the Railway Development Strategy 2000 is the Kowloon Southern Link, which is intended to be an extension of the KCR West Rail line from Nam Cheong station to Tsim Sha Tsui station. West Rail trains will therefore be able to operate a service continuing from Nam Cheong station all the way through to Hung Hom station, where an interchange with the KCRC East Rail and the Shatin to Central Link will be created.

No firm completion date for the Kowloon Southern Link has been given by KCRC as it is currently studying the scope and timing of the project. The earliest possible completion date is expected to be in 2009. The operation of the Kowloon Southern Link by the KCRC is expected to result in a decrease in our revenues and may have a material adverse effect on our financial condition and results of operations.

Our ability to raise fares to cover our operating costs could be limited by a number of factors and could be significantly affected by new governmental policies on public transport fees.

We cannot assure you that patronage on the mass transit railway will increase sufficiently or that we could charge a higher level of fares to defray any increase in operating costs. Although we have the power to determine our own fares, subject to our compliance with specified procedures, our ability to do so may be constrained by factors such as:

•	elasticity of demand;

•	competition;

•	economic conditions prevailing in Hong Kong or elsewhere;

•	political sensitivities; and

•	our traditional policy of increasing our fares roughly in line with inflation.

In addition, we cannot assure you that our ability to set our own fares will not be significantly affected by new governmental policies on public transport fares that are expected to be announced in the course of 2003.

We have not increased our fares since 1997. Although we had planned to increase fares by 2.3% in April 2002, we have since decided not to increase our fares in 2002 due to general economic conditions and competitive pressures. We cannot assure you that we will be able to implement any fare increases in 2003.

The Government can exert significant influence on us, and could cause us to make decisions, modify the scope of our activities or impose new obligations on us that may not be in our best interest or that of our other shareholders.

The Government owns beneficially an aggregate of approximately 76% of our share capital, and is able to appoint our entire Board of Directors without the concurrence of any of our other shareholders. Accordingly, the Government is in a position to influence significantly our major business decisions and strategies, including the scope of our activities and investment decisions and our dividend policy. In addition, we compete, to a limited extent, with the KCRC, which is 100% beneficially owned by the Government and has a board of directors that consists entirely of government appointees. We also compete with Kowloon Motor Bus, New World First Bus and Citybus, each of which has two board members who are appointed by the Government. Each of the KCRC, Kowloon Motor Bus, New World First Bus, Citybus and other transport providers, such as taxi operators and minibus operators, are regulated by the Government. The Government may use its ability to influence our business and/or the businesses of our competitors (whether through its shareholding interest, board representation or through regulation) in a manner that may not be in our best interest or that of our other shareholders.

A number of provisions in the Operating Agreement (as defined in Item 4, “Information on the Company — History and Development of the Company — Overview”) are related to prevailing government policies, including the provisions relating to the amount of land premium payable by us for the grant of land. The Government may change its policies, intentions, preferences, views, expectations, projections, forecasts and opinions, including as a result of changes in the economic, political and social environment or its projections of population and employment growth. In addition, the MTR Ordinance (as defined in Item 4, “Information on the Company — History and Development of the Company — Overview”) and its subsidiary legislation may be amended, modified or repealed in accordance with the Hong Kong legislative process. Any amendment, modification or repeal could modify the existing regulatory regime and adversely affect our financial condition and results of operations. The Government has agreed with our company under the Operating Agreement that it will not make any new regulations under the MTR Ordinance without first having consulted us and having taken account of all reasonable representations made by us.

The Government may also adopt new policies and enact new laws, including in relation to environmental matters, which may result in increased operating and construction costs for us or otherwise have an adverse effect on our business, financial condition and results of operations.

We require significant capital for our business and are exposed to the impact of interest rate and foreign currency movements in respect of our borrowings. If we are unable to obtain additional capital on acceptable terms when needed, our growth prospects and future profitability may be adversely affected.

We incur substantial capital expenditures each year to maintain, renew and replace our operating assets and infrastructure. We also incur substantial capital expenditures when we undertake new railway projects.

Substantial portions of our operating cash flows are used to pay for these capital expenditures. If we are unable to fund capital expenditures from operating cash flows and external sources, we will be required to reduce our capital expenditures. This would restrict our ability to grow and, over time, could reduce the quality and reliability of the service we provide.

In addition, we have borrowed, and expect to continue to borrow, significant amounts at floating rates and in foreign currencies. In order to reduce our exposure to movements in interest rates and exchange rates, we have typically hedged a portion of such exposure. This helps to reduce, but does not eliminate, the impact of interest rate and foreign currency movements. An increase in interest rates, or fluctuations in exchange rates between the Hong Kong Dollar and other currencies, may limit the availability or increase the cost of such swaps or hedging instruments. This may increase our borrowing costs or reduce the availability of funding.

Our property business is subject to fluctuations in the Hong Kong property market as well as to general risks incidental to the ownership and management of rental properties.

Our property business has in recent years accounted for, and is expected to continue to account for, a substantial portion of our net profit. All of our completed investment properties and investment properties under development are located in Hong Kong. Historically, the Hong Kong property market has been cyclical with property values affected by the amount of new land made available by the Government, the rate of economic growth in Hong Kong and political and economic developments in Hong Kong and Mainland China.

We are exposed to the general risks inherent in relation to property development, including that construction may not be completed on schedule or within budget, that development may be affected by governmental regulations, that developed properties may not be leased or sold on profitable terms and that purchasers may default. The terms on which property developers are prepared to bid for our development packages will also be affected by the state of the property market at the time of tender.

In relation to properties held by us as investments, since leases of Hong Kong properties are often for a short duration (typically two to six years, depending on the type of property) or contain provisions requiring periodic adjustments of rent within a short period of time (typically three years), our income from these properties may be subject to more frequent adjustments than would be the case in other real estate markets. We are also subject to the general risks incidental to the ownership of properties including, among other things, competition for tenants, changes in market rental levels, inability to collect rent from tenants, and the need to renovate, repair and relet space periodically.

In certain circumstances, the Government has the power to suspend and revoke our franchise under the MTR Ordinance.

Although the power of the Chief Executive in Council (which refers to the Chief Executive of Hong Kong acting after consultation with the Executive Council of Hong Kong) under the MTR Ordinance to suspend or revoke our franchise is exercisable only in certain circumstances, we cannot assure you that such power will not be exercised. If our franchise were to be suspended or revoked, we would not be able to operate our railway business and, accordingly, could not generate revenues from that business.

Accidents and natural disasters could lead to decreased revenues and increased expenditure and reduce our operating flexibility.

Our operations could be affected by accidents, including major equipment and power failures, collisions, derailments and natural disasters. Accidents and natural disasters could interrupt or prevent the operation of the mass transit railway and lead to:

•	decreased revenues;

•	increased expenditure;

•	prolonged interruptions in, or reductions of, railway operations;

•	a reduction in our operating flexibility;

•	increased liabilities for us; and

•	pressure for greater regulation.

Although we believe that the insurance we have put in place is adequate and consistent with industry practice, there is no assurance that it will be sufficient to cover losses or that such insurance will continue to be available on the same terms.

Any outbreak of severe acute respiratory syndrome may materially and adversely affect our business and operations, as well as our financial condition and results of operations.

Since early 2003, the mainland of China, Hong Kong, Singapore, Canada, Taiwan and certain other areas have been experiencing an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. According to the World Health Organization, over 8,400 cases of SARS and more than 790 deaths had been reported in over 30 countries as of June 13, 2003. At the height of the recent outbreak of SARS, our average weekday patronage on the MTR Lines decreased, and the Airport Express Line recorded a significant reduction in its average daily patronage due to a steep decline in the number of airport passengers. Although this outbreak occurred in early 2003, many aspects of SARS, including its cause, means of transmission and ability to survive in different environments, are still not well understood by the international medical community. In addition, although the number of new SARS cases in Hong Kong has decreased significantly since April 2003, and although our average MTR Lines weekday average has returned to over 2 million from a low point of 1.8 million in April 2003 and patronage on the Airport Express Line is expected to improve, we cannot assure you that this outbreak has been effectively contained or that there will not be any future outbreak of SARS. Consequently, we cannot predict at this time the effect any future outbreak could have on our company. In particular, any future outbreak may cause patronage on our railway to materially decrease. Furthermore, our ability to adequately staff and maintain our operations may be significantly disrupted in such circumstances. In addition, this or any future outbreak may severely restrict the general level of economic activity in Hong Kong, which may also adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of SARS would not have a material adverse effect on our financial condition and results of operations.

Risks relating to Hong Kong

Economic, political and legal developments in Hong Kong could affect our business.

Substantially all of our assets are located in Hong Kong and substantially all of our revenue is derived from Hong Kong. Accordingly, our financial condition, results of operations and prospects are subject to a significant degree to the economic, political and legal developments in Hong Kong. Hong Kong became a Special Administrative Region of the People’s Republic of China, or PRC, on July 1, 1997 when the PRC resumed the exercise of sovereignty over Hong Kong. The basic policies of the PRC regarding Hong Kong are embodied in the Basic Law of Hong Kong, which was adopted by the National People’s Congress of the PRC on April 4, 1990 and came into effect on July 1, 1997. We cannot assure you that economic, political and legal developments in Hong Kong will not adversely affect our business and operations.

Adverse economic developments in Hong Kong or elsewhere could have a material adverse effect on our financial condition and results of operations.

Most of our revenues are derived from our business activities in Hong Kong, which are directly affected by the performance of Hong Kong’s economy. Hong Kong’s economy is in turn affected, directly and indirectly, by the performance of the economies of neighboring Asian countries. As a result, adverse economic developments in Hong Kong or elsewhere in the Asian region could have a material adverse effect on our financial condition and results of operations.

For example, the 1997 Asian financial crisis and the subsequent economic downturn in the region adversely affected our financial results. Although the Hong Kong economy improved from the second half of 1999 through 2000, general economic conditions deteriorated significantly in 2001 and remained weak during 2002. In addition, the recent outbreak of SARS has severely decreased the level of economic activity and adversely affected economic growth in Hong Kong by, among other things, disrupting consumer spending and adversely affecting tourist arrivals. Any decrease in economic activity in Hong Kong may, among other things, reduce patronage on our railway, lower our station advertising and kiosk rental income, and decrease our property rental and management income as well as profits from our property development activities. Although the number of new SARS cases in Hong Kong has decreased significantly since April 2003 and the World Health Organization has lifted its international travel advisory relating to Hong Kong and Guangdong province in the mainland of China, we cannot assure you that economic conditions in Hong Kong will improve in the future or that our operations would not be materially and adversely affected by a sustained downturn in the Hong Kong economy.

The Hong Kong economy is also affected to a significant extent by economies of the United States, the European Union and the mainland of China. The economies of the United States and the European Union have been experiencing a significant slowdown since the fourth quarter of 2000. This slowdown has been exacerbated by the terrorist attacks in the United States on September 11, 2001, and the military actions by the United States and its allies against Iraq on March 20, 2003. Moreover, the recent outbreak of SARS may also adversely affect economic growth in the United States and the European Union, as well as the mainland of China. We expect a recovery in the Hong Kong economy to depend in part on the performance of the economies of the United States, the European Union and the mainland of China. Any further deterioration in economic conditions in the United States, the European Union or the mainland of China may materially and adversely affect our financial condition and results of operations.

A devaluation of the Hong Kong Dollar may increase costs associated with our capital expansion and will increase the Hong Kong Dollar cost of repaying our indebtedness.

The Hong Kong Dollar has been linked to the US Dollar at the rate of approximately HK$7.80 to US$1.00 since October 17, 1983. The Government has repeatedly reaffirmed its commitment to this linked exchange rate system. However, in the event this policy were to be changed and there were to be a devaluation of the Hong Kong Dollar, this would increase the Hong Kong Dollar cost of our foreign currency capital expenditures. In addition, the Hong Kong Dollar cost of our current and future liabilities denominated in foreign currencies would increase. As substantially all of our revenues are denominated in Hong Kong Dollars, a devaluation of the Hong Kong Dollar may increase capital costs and the related depreciation costs to us and increase our Hong Kong Dollar interest expense on US Dollar denominated indebtedness. This would in turn reduce our operating and net income, and make it more difficult for us to repay our US Dollar denominated debt obligations in a timely manner.

Item 4.    Information on the Company.

History and Development of the Company

Overview

The Company is incorporated in Hong Kong with limited liability under the Companies Ordinance of the laws of Hong Kong, and is approximately 76% owned by the Government and approximately 24% owned by public shareholders. The Company’s shares are listed on the Hong Kong Stock Exchange. The Company’s predecessor, Mass Transit Railway Corporation (“MTRC”), was a statutory corporation wholly-owned by the Government and was established in 1975 to construct and operate a mass transit railway system in Hong Kong (the “MTR”). The MTR is comprised of the MTR Lines (consisting of the Kwun Tong Line, the Tsuen Wan Line, the Island Line, the Tung Chung Line and the Tseung Kwan O Line) and the Airport Express Line.

The Government announced in its budget speech on March 3, 1999 that it planned to partially privatize MTRC through the sale of a minority interest of its shares and a listing of its shares on the Hong Kong Stock Exchange. A key element in the privatization process was the enactment on March 3, 2000 of the new Mass Transit Railway Ordinance (the “MTR Ordinance”), which came into effect on June 30, 2000. On the same day, the entire property, rights and liabilities of MTRC were vested in the Company, which was incorporated on April 26, 2000. In addition, under the MTR Ordinance, the Company was granted the franchise for an initial period of 50 years (which may be extended) to operate and develop the MTR, subject to the terms and conditions contained in the operating agreement, dated June 30, 2000, between the Government and the Company (the “Operating Agreement”).

On October 5, 2000, the Financial Secretary Incorporated, on behalf of the Government, completed its offer of 1,000,000,000 shares of the Company. As a result of the offer, the Government’s 100% shareholding in the Company was reduced to 80%. On November 1, 2000, the Financial Secretary Incorporated, on behalf of the Government, completed the sale of an additional 150,000,000 shares pursuant to an over-allotment option granted to the underwriters of the share offer. As a result, the Government’s shareholding was further reduced to approximately 77%. Following a series of issuances of scrip dividends, the exercise of share options, loyalty bonus share transfers from the Government and share grants to the Company’s employees by the Government since the listing of the Company’s shares on the Hong Kong Stock Exchange, the Government’s shareholding was further reduced to approximately 76% as of December 31, 2002.

Prior to July 1, 1997, Hong Kong was a Crown Colony of the United Kingdom. Since July 1, 1997, the PRC has exercised sovereignty over Hong Kong, which has become a Special Administrative Region (“SAR”) of the People’s Republic of China (the “PRC”). The basic policies of the PRC regarding Hong Kong are set out in the Sino-British Joint Declaration between the Government of the United Kingdom and the Government of the PRC signed on December 19, 1984 (the “Joint Declaration”). These basic policies were adopted by the National People’s Congress of the PRC on April 4, 1990 and came into effect on July 1, 1997 (the “Basic Law”). The Basic Law provides, among other things, that the Hong Kong SAR will exercise a high degree of autonomy except in foreign and defense affairs, that the previous capitalist system and way of life shall remain unchanged for 50 years and that the Government shall provide an appropriate economic and legal environment for the maintenance of the status of Hong Kong as an international financial center. Under the Basic Law, the Hong Kong SAR is vested with executive, legislative and judicial power. Laws in existence as of June 30, 1997, as they may be amended by the Hong Kong SAR legislature, remain in force except to the extent they contravene the Basic Law. In addition, the Basic Law provides that the Hong Kong Dollar will remain fully convertible, and that Hong Kong’s current social freedoms, including freedom of speech, press, assembly, travel and religion, are not to be affected.

The Company’s registered office is located at MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong; telephone: 852-2993-2111. The Company’s website address is www.mtr.com.hk. The information on the Company’s website is not a part of this Annual Report. All references in this Annual Report to the Company are to MTRC when appropriate.

Recent Developments

On January 21, 2003, the Executive Council of the Hong Kong Special Administrative Region (the “Executive Council”) decided that completion of the North Island Link will be postponed until after 2016. The North Island Link is formed by the extension of the Tung Chung Line at Hong Kong station to connect with the Island Line at Fortress Hill. The Company agrees with the Government’s decision to defer completion of the North Island Link, particularly in light of the reduced population growth forecast for Hong Kong and the already adequate capacity of our railway network for serving the northern part of Hong Kong Island and our cross-harbor customers.

In February 2003, Jack C.K. So, the Chairman and Chief Executive of the Company, informed the Board of Directors of the Company that he will not seek to renew his contract after the contract expires in September 2003. In April 2003, the Board of Directors of the Company announced that the position of the Chairman and Chief Executive will be split into the positions of Non-Executive Chairman and Chief Executive Officer upon the expiration of Mr. So’s contract in September 2003. On June 19, 2003, the Board of Directors of the Company announced that Mr. So will be taking leave with effect from July 21, 2003, and that Philip Gaffney, the Operations Director of the Company, will serve as Acting Chief Executive Officer with effect from that date while the Company continues its worldwide search for possible candidates for the position of Chief Executive Officer. The Non-Executive Chairman will be appointed by the Government in due course in accordance with the Company’s Articles of Association (the “Articles”).

In addition, the Government is continuing to evaluate the feasibility of a possible merger between the Company and the Kowloon-Canton Railway Corporation. The merger study was expected to be completed by the end of 2002, but has been delayed. At the same time, the Government is also reviewing fare adjustment policy and mechanism for franchised bus and rail operators. The date on which this review will be released has not yet been announced.

Since the beginning of 2003, Hong Kong has been experiencing the outbreak of severe acute respiratory syndrome (“SARS”). A discussion of the impact of SARS on the Hong Kong economy and the Company’s performance is set forth in Item 3, “Key Information — Risk Factors — Any outbreak of severe acute respiratory syndrome may materially and adversely affect our business and operations, as well as our financial condition and results of operations”, and Item 4, “Information on the Company — Railway Operations — Passenger and Seasonality of Patronage”.

Capital Expenditures and Divestitures

Airport Railway

As part of the major infrastructure development strategy announced in 1994 known as the Ports and Airport Development Strategy, a new international airport at Chek Lap Kok (the “Hong Kong International Airport”) and related new roads and infrastructure, including the Tung Chung Line and the Airport Express Line, were constructed. The Hong Kong International Airport, the Tung Chung Line and the Airport Express Line began operations in mid-1998.

The Airport Railway Agreement was entered into between the Company and the Government in July 1995 (the “Airport Railway Agreement”). Summaries of certain provisions of the Airport Railway Agreement are set forth under the caption “The Airport Railway — Airport Railway Agreement” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1997. Such summaries do not purport to be complete and are subject to, and qualified in their entirety by reference to, the provisions of the Airport Railway Agreement, a copy of which has been filed as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1995.

The Airport Railway Agreement provided that the total cost of the Airport Railway should not exceed HK$35.1 billion, which included HK$11.4 billion of borrowed funds and HK$23.7 billion of equity contributions from the Government during the period from 1995 to 1997. This borrowing limitation applied to outstanding indebtedness allocated in the accounts of the Company to finance the cost of work undertaken to complete the Tung Chung Line and the Airport Express Line in accordance with an agreed scope of works as certified by the Company. At the time of completion of the Tung Chung Line and the Airport Express Line, the Company did not exceed such borrowing limitation.

In addition, under the terms of the Airport Railway Agreement, the Government agreed to grant the Company the preferential right to acquire approximately 154 acres of land at five sites above or around the stations for the Tung Chung and the Airport Express Lines for residential and commercial development at land premiums to be assessed by reference to the full market valuation of the particular site. As of September 6, 2000, the Company had awarded all of the development packages from the five sites to property developers.

Quarry Bay Congestion Relief Works

The Quarry Bay Congestion Relief Works (the “QBR”) was completed in September 2001 within budget and at a cost to the Company of HK$2.8 billion. The QBR has reduced the time and increased the convenience for interchanging between previously the Kwun Tong Line and now the Tseung Kwan O Line and the Island Line. The QBR involved extensive rock tunneling, laying new track and building two additional platforms in the existing North Point station.

Tseung Kwan O Extension Project

The Tseung Kwan O Extension Project (the “TKE”) was opened to the public on August 18, 2002 at a cost to the Company of approximately HK$16 billion, compared to the original estimate of HK$30.5 billion in 1997, and over four months ahead of the original schedule.

The Tseung Kwan O Line is 7.8 route miles in length and has five stations and runs between North Point and Po Lam. A sixth station, the Tseung Kwan O South station, is expected to be added in the future. The Tseung Kwan O Line provides two interchange stations at Yau Tong and Tiu Keng Leng to facilitate convenient cross-platform interchange with the Kwun Tong Line. In addition, two interchange stations at Quarry Bay and North Point help facilitate convenient cross-platform interchange with the Island Line.

Approximately 80% of the 260,000 residents in the area covered by the Tseung Kwan O Line live within walking distance from the stations. As of March 2003, the average weekday patronage on the Tseung Kwan O Line was approximately 140,000. This new line supports the development of the Tseung Kwan O new town by substantially shortening travel time to and from the commercial districts on Hong Kong Island and in Kowloon.

Penny’s Bay Rail Link

On July 24, 2002, the Company entered into a project agreement with the Government relating to the financing, design, construction, operation and maintenance of the Penny’s Bay Rail Link. When completed, the Penny’s Bay Rail Link will provide a rail-shuttle service between the Tung Chung Line at Yam O and the new Hong Kong Disneyland theme park, which is expected to open in 2005 or early 2006. The project involves approximately 2.17 new route miles and two new stations and is expected to be completed by July 1, 2005 at an estimated cost of approximately HK$2.0 billion.

The Government has previously acknowledged that the Company will require an appropriate commercial rate of return on its investment in any new railway project, which the Government has previously recognized would ordinarily be between 1% and 3% above the estimated weighted average cost of capital of the Company, and that financial and other support from the Government may be required with respect to any new railway project. In order to provide assistance in respect of the Penny’s Bay Rail Link project, the Government agreed to ensure that any claim for or entitlement to (as against the Company) such amount of dividends representing the Government’s beneficial entitlement to cash dividends in respect of the financial year ended December 31, 2002 and thereafter as is equivalent to the “funding gap” will be waived as against the Company. For this purpose, the “funding gap” means a net present value amount (as at the end of 2001) of HK$798 million, calculated using a discount rate of 11.25% (being the expected rate of return on the project), as more particularly defined in the project agreement for the Penny’s Bay Rail Link. Together with the Government’s assistance, the rate of return on the Penny’s Bay Rail Link project is expected to be approximately 11.25% per annum.

In July 2002, the Company awarded the main contract for Yam O station and foundation work is currently underway. In the same month, the Company awarded the contract for the Tai Yam Teng tunnel connecting the north and south parts of the site and preparatory construction work has begun. As of December 31, 2002, the Company had awarded 13 of the 14 major civil engineering and mechanical and electrical contracts for the Penny’s Bay Rail Link project. Rather than purchase new rolling stock for the line, the Company has decided to pursue the more cost-effective route of converting existing trains.

As of December 31, 2002, the Company had incurred expenditures of HK$285 million on this project, and had authorized outstanding commitments on contracts related to this project totaling HK$825 million.

Tung Chung Cable Car

In July 2002, the Government awarded to the Company, on a provisional basis, a 30-year franchise to construct and operate a cable car system to link Tung Chung with Ngong Ping, site of the Po Lin Monastery and the statue of Buddha. The approximately 17-minute cable car ride will rise 400 meters above sea level and offer views over Tung Chung Valley, the Hong Kong International Airport and out to sea as far as the Macau Special Administrative Region. The Tung Chung Cable Car project is budgeted to cost HK$750 million and is expected to commence operations in the second half of 2005. The Company and the Government have entered into a provisional agreement for this project, and are currently negotiating the terms of the final project agreement. The Company is currently also negotiating the terms of a private treaty grant for the land on which the associated Ngong Ping tourism facilities will be constructed. Construction is expected to begin in the second half of 2003 after enactment of necessary legislation and the formal signing of the relevant project agreement and private treaty grant.

As of December 31, 2002, the Company had incurred expenditures of HK$17 million on this project, which was regarded as deferred expenditure in the consolidated balance sheet. In addition, the Company has entered into negotiations with the Government relating to three entrustment agreements under which the Company will carry out works ancillary to the Tung Chung Cable Car project on behalf of the Government. The total costs of these works are approximately HK$100 million and will be funded by the Government.

West Island Line

The proposed West Island Line will extend the network beyond Sheung Wan in two phases: first to Sai Ying Pun and Belcher station by 2012, and then later to Kennedy Town, subject to the Government’s decision on further development in this area. The Company submitted financial proposals to the Government on the West Island Line in April 2002. On January 21, 2003, the Government decided that the Company should proceed with the planning on the first phase of the West Island Line, which will connect Sheung Wan and the Belcher’s estate. The first phase of the West Island Line is estimated to cost HK$5.2 billion at December 2000 prices.

South Island Line

The South Island Line is considered by the Company to be a further natural extension of the network to serve the western and southern areas of Hong Kong Island. From a proposed interchange with the West Island Line at Belcher station, the South Island Line envisages seven intermediate stations from the Cyberport to Happy Valley before connecting with the Island Line at Wan Chai station. The Company submitted a pre-feasibility proposal to the Government on the South Island Line in June 2002. On January 21, 2003, the Government requested that the Company should proceed with the planning on the South Island Line, which is estimated to cost HK$10 billion at December 2000 prices.

Other Projects

In addition to the projects described above, the Company has launched a number of significant projects intended to enhance the services it provides, including MTR station improvement and modification programs, installation of platform screen doors, an integrated station management system and West Rail Interface Works among others. See “— Business Overview – Capital Expenditures”.

Financing of the TKE and other projects is provided by funds generated from railway and related operations, property development profits and debt financing.

Divestitures

The Company did not undertake any significant divestitures during the three-year period ended December 31, 2002.

Business Overview

General

In 2002, the MTR Lines carried a total of 777 million passengers, or an average of 2.26 million passengers per weekday, and the Airport Express Line carried 8.5 million passengers, or a daily average of 23,181 passengers. In conjunction with its construction and operation of the MTR, the Company is also involved in the development and sale of residential and commercial properties with various third-party developers and manages, and in some cases owns certain developed properties. The Company also leases advertising and retail space and provides other services within the MTR network. In addition, the Company’s subsidiary, Octopus Cards Limited, operates the Octopus smart card system which the Company uses to collect the majority of its fare revenue. In recent years, the Company has also been undertaking consultancy services in railway operations, property management and maintenance management. More recently, the Company established TraxComm Limited, a wholly-owned subsidiary through which the Company provides fixed-line telecommunication network services.

The Railway System

MTR Lines and the Airport Express Line

The MTR serves commuters and travelers to the Hong Kong International Airport through a 54.5 route mile network with 49 stations, and is comprised of six interconnecting lines: (a) the Kwun Tong Line, the Tsuen Wan Line, the Island Line, the Tung Chung Line, and the Tseung Kwan O Line, which collectively form the MTR Lines, and (b) the Airport Express Line.

The MTR Lines run along the north side of Hong Kong Island, under Victoria Harbour, through Kowloon, into the New Territories, to Tsing Yi via the Rambler Channel Bridge, through the Tsing Ma Bridge and Kap Shui Mun Bridge and along the north side of Lantau Island to Tung Chung. The MTR Lines include a route length of 50 miles, 48 stations and three cross-harbor tunnels (including the rail element in the Eastern Harbour Crossing). There are five depots for train stabling and maintenance (one of which is shared with the Airport Express Line).

The Kwun Tong Line, which commenced operations in 1979, extends from Yau Ma Tei in mid-Kowloon, through east Kowloon to Tiu Keng Leng, while the East Harbour Crossing to North Point on Hong Kong Island is now a part of the Tseung Kwan O Line. There are interchange facilities with the Tsuen Wan Line at Yau Ma Tei station, Mong Kok station and Prince Edward station, and with the Tseung Kwan O Line at Yau Tong station and Tiu Keng Leng station. There is also an interchange facility at Kowloon Tong station with the Kowloon-Canton Railway (the “KCR”), a suburban railway wholly-owned by the Government through the KCRC. The Kwun Tong Line is 9.8 route miles in length, of which 8.0 miles are underground. There are 11 underground and four above-ground stations, including the interchange stations, and a depot at Kowloon Bay.

The Tsuen Wan Line, which commenced operations in 1982, runs from the downtown business district in Central on Hong Kong Island, under the harbor to Tsim Sha Tsui in Kowloon, and then up the major commercial and residential Nathan Road corridor to Tsuen Wan in the New Territories. There are interchange facilities with the Kwun Tong Line at Yau Ma Tei station, Mong Kok station and Prince Edward station, with the Island Line at Admiralty station and Central station, with the Tung Chung Line at Lai King station and Central station and with the Airport Express Line at Central station. The Tsuen Wan Line is 10.5 route miles in length, of which 8.6 miles are underground, and has 12 underground and four above-ground stations and a depot at Tsuen Wan.

The Island Line, which commenced operations in 1985, runs from Sheung Wan in western Hong Kong Island through the central business district to the commercial and residential areas of eastern Hong Kong Island ending at Chai Wan. There are interchange facilities with the Tsuen Wan Line at Admiralty station and Central station, with the Tseung Kwan O Line at North Point station and Quarry Bay station and with the Tung Chung and Airport Express Lines at Central station. The Island Line is 8.3 route miles in length, of which 7.0 miles are underground, and has 12 underground and two above-ground stations, including the interchange stations, and a depot at Chai Wan.

The Tung Chung Line, which commenced operations in 1998, runs from Central on Hong Kong Island to Tung Chung on Lantau Island. The Tung Chung Line consists of 19.4 route miles, of which 5.6 miles are underground and 13.8 miles are above ground. It has three underground, one partially underground and two above ground stations with a depot at Siu Ho Wan (which is shared with the Airport Express Line). With its parallel route along the Nathan Road corridor, the Tung Chung Line provides relief to the heavily congested Tsuen Wan Line, and there are interchange facilities with the Tsuen Wan Line at Lai King station and Hong Kong station, with the Island Line at Hong Kong station and with the Airport Express Line at Hong Kong station, Kowloon station and Tsing Yi station. The Tung Chung Line was constructed in conjunction with the infrastructure projects associated with the Hong Kong International Airport, and for most of its length it either shares its track with, or runs parallel to, the Airport Express Line. In order to facilitate the growth of new communities on Northern Lantau Island and west Kowloon, the Tung Chung Line is designed to permit interchange with future railway lines to the northwest New Territories and other parts of Kowloon.

The Airport Express Line, which commenced operations in 1998, connects the Airport on Lantau Island with the Tsing Yi station, Kowloon station and Hong Kong station. The Airport Express Line consists of 21.9 route miles (which includes the track shared with the Tung Chung Line), of which 4.7 miles are underground and 17.2 miles are above ground. It has two underground and two above ground stations and a depot at Siu Ho Wan (which is shared with the Tung Chung Line). There are interchange facilities with the Tung Chung Line at Hong Kong station, Kowloon station and Tsing Yi station, and with the Island Line at Hong Kong station. The passenger cars are specially designed for comfortable travel with high quality business-class style seating and dedicated baggage space. Train platforms are conveniently located with an integrated transportation system adjacent to the passenger terminal building at the Hong Kong International Airport. In addition, the Company provides at the Hong Kong station and Kowloon station an in-town check-in service, enabling passengers to check-in for flights, receive boarding passes and check-in baggage at any time up to 90 minutes before their scheduled departure time on the same day of their flight departure. This service is provided by nine airlines and baggage handling agents under agreements with the Company.

The Tseung Kwan O Line, which commenced operations in 2002, runs from Po Lam in Tseung Kwan O new town through the Eastern Harbour Crossing, connecting with the existing Quarry Bay and North Point stations of the Island Line and includes a branch to a depot and future Tseung Kwan O South station. There are interchange facilities with the Kwun Tong Line at two new stations in Yau Tong and Tiu Keng Leng, and with the Island Line at Quarry Bay and North Point. The Tseung Kwan O Line is 7.8 underground route miles in length and has three partially underground stations and two above ground stations, excluding the interchange stations with the Island Line, and one depot at Tseung Kwan O (Area 86). It is expected that a sixth station, the Tseung Kwan O South station, which is to be located adjacent to the Tseung Kwan O (Area 86) depot, will be added in the future.

From time to time, the Company studies possible extensions of its existing system in light of the reasonable future public transportation requirements of Hong Kong. The Company has the statutory authority to operate its own feeder bus services to the MTR stations but does not currently do so. Independent franchises and operators currently provide franchised bus and minibus feeder service routes to MTR stations. The Company also provides free hotel shuttle bus services to Airport Express Line passengers. Such services are operating from designated MTR stations to designated hotels and vice versa. In addition, at Hong Kong, Kowloon and Tsing Yi stations there are car parking facilities available for certain users of the MTR.

Construction

The construction of the MTR posed significant challenges as the system had to be built according to tight program schedules in one of the most densely populated urban centers in the world and often under difficult environmental conditions. As a result, a variety of complex construction techniques were employed, including bored tunnels, diaphragm walling, top down construction, chemical ground treatment, immersed tube, cut and cover tunnels and viaducts.

The Modified Initial System (which consisted of the portion of the MTR from Kwun Tong to Central) was constructed first and was fully completed in 1980. This was followed by the completion of the Tsuen Wan Extension (the portion of the MTR from Tsuen Wan to Prince Edward) in 1982, the Island Line (the portion of the MTR from Chai Wan to Sheung Wan) in 1986, the Tung Chung and the Airport Express Lines in 1998 and the Tseung Kwan O Line in 2002. The Eastern Harbor Crossing, which was built by a third party and extended the Kwun Tong Line across Victoria Harbor to interchange with the Island Line, commenced operations in 1989 and is now part of the Tseung Kwan O Line.

The Company employed contractors from Hong Kong as well as Japan, United Kingdom, France and other countries. Individual contracts for the design and construction of the MTR were awarded based on competitive international bidding. The construction of the Kwun Tong, Tsuen Wan, Island and Tseung Kwan O Lines (the “Urban Lines”) collectively cost approximately HK$42 billion, while the construction of the Tung Chung and Airport Express Lines collectively cost approximately HK$35.1 billion.

Operations

The MTR usually operates seven days a week from approximately 6:00 a.m. to 1:00 a.m. (increased service may be available by prior press notice during special holidays). The Urban Lines trains run approximately two minutes apart during peak hours and approximately four minutes apart during off-peak hours. Tung Chung Line and Airport Express Line trains run approximately ten minutes apart during peak and non-peak hours with Tung Chung Line trains operating at five minute intervals during peak hours between the Hong Kong and Tsing Yi stations. Trains run at an average speed of approximately 21 miles per hour for the Urban Lines and approximately 50 miles per hour for the Tung Chung Line and the Airport Express Line. The duration of each stop at a station is approximately 30 seconds for trains on the MTR Lines and approximately 90 seconds for trains on the Airport Express Line. Scheduled travel time for the Kwun Tong Line from Tiu Keng Leng to Yau Ma Tei is approximately 28 minutes, for the Tsuen Wan Line from Tsuen Wan to Central is approximately 28 minutes, for the Island Line from Sheung Wan to Chai Wan is 23 minutes, and for the Tseung Kwan O Line from Po Lam to North Point is approximately 18 minutes. Scheduled travel time for the Tung Chung Line from Tung Chung to Central, as well as for the Airport Express Line from the Hong Kong International Airport, Lantau Island to Central, is approximately 23 minutes.

All trains and underground stations are air-conditioned to provide comfortable travel conditions during Hong Kong’s hot and humid summers. Trains on the Urban Lines consist of eight-car passenger trains and each car has a capacity for 48 seated and approximately 265 standing passengers, giving the MTR a maximum one-direction loading capacity of approximately 75,000 passengers per hour. Tung Chung Line trains currently consist of seven-car passenger trains, each with a capacity for 48 seated and approximately 265 standing passengers. The Company plans to introduce eight-car passenger trains for the Tung Chung Line in the future. Airport Express Line trains currently consist of six-car passenger trains and one luggage car. Each Airport Express Line passenger car consists of 64 seats, each fitted with video screens providing news, information and tourist highlights.

Railway Operations

Automation, Computerized Facilities and Octopus Technology

The MTR makes extensive use of automated and computerized facilities and equipment. Instead of lineside traffic signals to control train movement, MTR trains are controlled and regulated automatically by computerized signals transmitted through electronic track circuits, loops and beacons which read train positions and regulate train speed and braking. The handling of single-journey tickets has also been automated by the use of ticket issuing and collecting machines. Moreover, the Company introduced a contactless smart card, commonly referred to as the “Octopus” card, in September 1997, which completely replaced the magnetic Common Stored Value Tickets (“CSVTs”) previously used for multiple journeys as of January 2, 1999.

The contactless smart card system improves efficiency and convenience in the payment of fares and enables travellers to use a common fare card for most public transportation services in Hong Kong, including buses, ferries and the KCR as well as the MTR. As was the case with the CSVTs, fares are automatically deducted from the Octopus cards at computerized exit gates. A new company, Octopus Cards Limited, was formed to develop and operate the new Octopus payment system. The Company owns 57.4% of the issued share capital of Octopus Cards Limited, with the remaining 42.6% of the issued share capital collectively owned by KCRC, KMB Public Bus Services Holdings Limited, Citybus Limited, New World First Bus Services Limited and New World First Ferry Services Limited. Although the Company holds 57.4% of the issued shares of Octopus Cards Limited, the Company’s voting rights at board meetings of Octopus Cards Limited are limited to 49%. See Note 18 of Notes to the Financial Statements.

In September 1999, Octopus Cards Limited was reorganized into a separate operating entity with its own organizational and manpower structure to allow it to focus on expanding the use and applications of the technologies offered by the Octopus cards. On April 20, 2000, Octopus Cards Limited received authorization from the Hong Kong Monetary Authority to act as a deposit-taking company for the principal purpose of issuing multi-purpose Octopus cards. The authorization allows the Octopus cards to be used for a wider range of purposes, including some that are non-transport related, with a view to enhancing convenience for cardholders. On January 17, 2001, the shareholders of Octopus Cards Limited agreed to operate under a new shareholders’ agreement, which maintained the existing voting arrangements, but changed the shareholding arrangements and converted Octopus Cards Limited from a non-profit making entity into a profit making entity. The new agreement offers Octopus Cards Limited significant opportunities for expanding its business beyond transportation. Octopus Cards Limited will, however, continue to have as its primary objective the fulfillment of the ticketing requirements of all present and future transport operators.

The Octopus cards have been widely accepted by customers, and as of December 31, 2002, approximately 9.3 million Octopus cards were in circulation. Passengers using Octopus cards accounted for approximately 90% and 70% of average daily patronage on the MTR Lines and the Airport Express Line, respectively, during the month of April 2003. The Company currently offers its customers additional Octopus-related services, including allowing customers to add value to the Octopus card through electronic funds transfer facilities located in all stations or autopay services provided by customers’ banks. The Octopus automatic add value services using bank accounts or credit cards also expanded in 2002, with the number of these automatic add value accounts growing by approximately 23% to over 380,000 as of December 31, 2002.

In September 2000, the Peak Tram began accepting Octopus cards for payment, followed by Hong Kong Tramways in August 2001. In 2002, the number of minibuses accepting Octopus cards rose to 2,300 and car parks continued to join the system. The installation of Octopus-operated parking meters is expected to commence in mid-2003 following a successful trial in 2001.

Over the past three years, a large number of non-transportation applications have been added to the Octopus system, including photocopiers at universities, various kinds of vending machines and self-service kiosks, public swimming pools and tennis courts, as well as retail chains like 7-Eleven convenience stores, Park’n Shop stores, Watson’s chemist stores, Pricerite stores, Circle K convenience stores, and the Café de Coral restaurant chain. In addition, the use of Octopus cards for gate entry at the Hong Kong Jockey Club racecourses at Happy Valley and Shatin has also been successful. The Company has also extended the use of the Octopus cards to serve as an identification card for access control in the Company’s depots, stations and residential projects, including Tierra Verde, The Waterfront, Island Harbourview and Tung Chung Crescent. Octopus cards are also being used in school campuses for attendance taking, as library cards, in making payments at tuck shops and for school fees.

The Octopus card won the Asian Innovation Awards 1998 awarded by the Far Eastern Economic Review and the 1998 Award for Innovation from the Hong Kong Coalition of Service Industries, and the Company believes that the Octopus technology has gained worldwide attention as the leading transport smart card fare system. In 2002, there were an average of 7.6 million Octopus transactions per day and the average daily transaction value grew from HK$47 million in 2001 to HK$50 million in 2002. Further expansion of the use of the Octopus technology for other modes of transportation and services in Hong Kong are constantly being explored.

Maintenance

The Company has a program of regular repairs and maintenance of its plant and equipment, as well as its civil structural assets, including tunnels, viaducts, immersed tubes, bridges, stations and depot structures. The Company intends to ensure and maintain a high standard of safety and reliability through this program.

When not in use, passenger trains are stationed at maintenance depots for cleaning and periodic inspections and maintenance. Every three years or after trains running on the Urban Lines have traveled approximately 200,000 miles, trains are overhauled at the Kowloon Bay depot. Trains running on the Tung Chung and Airport Express Lines are overhauled only after they have traveled approximately 310,000 miles, due to fewer station stops being made by these trains and the more advanced technology installed on them. Preventive maintenance and condition monitoring techniques are applied to achieve cost efficiency.

Civil structural assets are visually inspected annually to ensure safe train service. In-depth inspections are carried out at scheduled intervals, depending on the category of the asset. In 1998, the Company commenced the adoption of the laser scanning inspection system. This system provides high quality records for engineering assessment and maintenance of tunnel structures. Repair works are prioritized according to the engineering assessment and hazards posed to safety. Routine maintenance and quick recovery actions to eliminate potential hazards are carried out by special repair teams. Less critical problems are treated according to planned project schedules.

Insurance

The Company maintains insurance coverage at a level it considers to be adequate and appropriate for the business it operates. In particular, the Company insures against a variety of risks, including railway asset and property damage, business interruption, third party liability, construction damage and employees’ compensation.

Until November 1997, all of the Company’s insurance risks were placed in the Hong Kong and international insurance markets. Since that time, the Company’s railway asset damage and business interruption (“MD & BI”) risks have been placed through Fasttrack Insurance Ltd. (“Fasttrack Insurance”), a wholly-owned subsidiary incorporated in Bermuda as a captive insurance company.

Following several years in which Fasttrack Insurance retained the primary level of cover with respect to the MD&BI risks and obtained reinsurance in excess of the retention for up to a certain limit for each and every loss, the current cover from May 31, 2003 to May 30, 2004 has been placed with Fasttrack Insurance without Fasttrack Insurance obtaining any reinsurance. The decision for this insurance arrangement has been taken based on the very low loss ratios for this category of risks over many years and the existence of the Company’s comprehensive and well developed risk management and safety procedures. A recent risk management survey by Willis Limited has demonstrated that the cover limit under the insurance policy with Fasttrack Insurance of HK$500 million for each and every loss is sufficient for MD&BI risks. The Company will pay Fasttrack Insurance premiums with respect to such insurance cover. In addition, the Company has renewed the separate cover for losses from terrorist attacks with Fasttrack Insurance for another one-year period from May 31, 2003 to May 30, 2004, with the same cover limit of an aggregate amount of HK$100 million.

Using Fasttrack Insurance as a captive insurance company has several advantages over the approach adopted by the Company prior to November 1997. For example, Fasttrack Insurance is able to retain profitable premium income that would otherwise be paid to other insurers. Furthermore, by demonstrating within the Company that, through Fasttrack Insurance, a significant level of risk is being retained, it is possible to emphasize the importance of sound and effective safety management standards.

Since its commencement of business in November 1997, Fasttrack Insurance has generated a cumulative surplus resulting from underwriting profits and investment income. As of December 31, 2002, this cumulative surplus together with paid-up capital amounted to HK$102 million. As of December 31, 2002, only MD & BI risks (including separate cover for terrorist risks) have been placed with Fasttrack Insurance. The Company is currently reviewing whether it is appropriate to expand the involvement of Fasttrack Insurance into other categories of insurance.

Passengers and Seasonality of Patronage

From the Company’s first full year of operation in 1980 up to and including 1996, there had been a continuous growth in the number of passengers using the MTR. As a result of the Asian economic crisis in the second half of 1997 and the resulting downturn in Hong Kong’s economy, the MTR experienced a 0.6% decrease in the number of passengers carried on the Urban Lines in 1997. This downward trend in patronage on the MTR Lines continued over the next four years, when the MTR experienced a 2.3% decrease to 794 million passengers carried in 1998, a 1.8% decrease to 779 million passengers carried in 1999, a 1.5% decrease to 767 million passengers carried in 2000 and a 1.2% decrease to 758 million passengers carried in 2001. This decrease in patronage during this period was mainly due to adverse economic conditions in Hong Kong, increased competition from bus operators, the impact of the opening of the Western Harbor Crossing and road improvements in West Kowloon, and the dramatic fall in tourists visiting Hong Kong, but was partially offset by the commencement of operations of the Tung Chung Line in mid-1998. During the same period, patronage on the Airport Express Line increased from 4 million passengers in 1998 to approximately 10 million passengers in 1999 and 2000, but decreased to 9 million passengers in 2001. Patronage figures for the Airport Express Line were significantly lower in 1998 because the Airport Express Line did not commence operations until July 6, 1998. The MTR’s market share of all franchised public transportation boardings in Hong Kong was 25.7% in 1998, 25.2% in 1999, 24.1% in 2000 and 23.5% in 2001, and its market share of cross-harbor boardings (excluding taxis, public light buses and private cars) was 61.9% in 1998, 60.3% in 1999, 57.9% in 2000 and 57.4% in 2001. Average MTR Lines weekday patronage was 2.33 million in 1998, 2.28 million in 1999, 2.24 million in 2000 and 2.23 million in 2001, and average Airport Express Line daily patronage was 21,900 in 1998, 28,500 in 1999, 28,300 in 2000 and 24,720 in 2001.

In 2002, the MTR carried a total of 777 million passengers on the MTR Lines and 8.5 million passengers on the Airport Express Line. The combined result represented a 23.5% market share of all franchised public transportation boardings in Hong Kong and a 58.2% market share of cross-harbor boardings (excluding in each case taxis, public light buses and private cars). The increase in patronage on the MTR Lines was primarily due to opening of the Tseung Kwan O Line. The continued decrease in patronage on the Airport Express Line was primarily due to the elimination of the 10% fare discount. In addition, overall air passenger traffic continued to be affected by the tragic events of September 11, 2001 in the United States and a weak economic environment. The Company’s overall market share for the total franchised public transportation remained at the same level as in 2001, despite continued growth in competition from bus services. However, our market share of the important cross-harbor trips increased from 57.4% to 58.2%, partly as a result of the Tseung Kwan O Line commencing operations in August 2002. Average MTR Lines weekday patronage in 2002 was 2.26 million, which was an increase of 1.3% from 2001. Average Airport Express Line daily patronage in 2002 was 23,181, which was a decrease of 6.2% from 2001.

The Company expects the following factors to positively influence patronage and market share:

•	the recent opening of the Tseung Kwan O Line and related new service areas for the MTR system;

•	the increasing popularity of the North Point cross-platform interchange;

•	the “ride 10 get 1 free” promotion that has been extended to January 4, 2004;

•	the new interchange station at Nam Cheong and the pedestrian link at Mei Foo station, which will provide convenient access to and from the KCR’s West Rail, which is expected to open in the final quarter of 2003; and

•	other improvements of linkages with other modes of transport and intermodal fare discount schemes.

The recent outbreak of SARS severely decreased the level of economic activity and adversely affected economic growth in Hong Kong by, among other things, disrupting consumer spending and adversely affecting tourist arrivals. This decrease in economic activity in Hong Kong, among other things, reduced patronage on the MTR Lines, although the average MTR Lines weekday patronage has returned to over 2 million from a low point of 1.8 million in April 2003. In addition, average Airport Express Line daily patronage decreased from 19,700 in March 2003 to 9,700 in April 2003 and to 9,200 in May 2003. However, the Company expects patronage on the Airport Express Line to improve, and patronage on the MTR Lines to continue to improve, as the public health authorities in Hong Kong contain the spread of SARS.

Future passenger growth on the MTR Lines and the Airport Express Line will depend on a variety of factors affecting consumer preferences among transportation modes and frequency of travel, including the Hong Kong economy, competition from alternative modes of public and private transportation as well as demographic factors. Future passenger growth will also depend to a significant extent on the ability of the public health authorities to contain the spread of SARS. Patronage on the MTR has historically not been affected by seasonality in any material respect. The Company continues to expect patronage of the Airport Express Line to be affected by competition from franchised airport buses, taxis, hotel shuttle buses, hotel guest cars and private cars.

Passengers traveling on the MTR Lines may interchange freely among the Kwun Tong, Tsuen Wan, Island, Tung Chung and Tseung Kwan O Lines. As a result, ridership numbers for these five lines are by necessity reported as a single operating unit for the Company’s internal reporting purposes.

The following table sets forth passenger growth and other operating data since 1998:

	Year Ended December 31,
	1998(6)	1999(7)	2000(7)	2001(7)	2002(7)(8)
Total number of passengers (in thousands)
– MTR Lines (1)	793,602	779,309	767,416	758,421	777,210
– Airport Express Line	3,928	10,396	10,349	9,022	8,457
Average number of passengers (in thousands)
– MTR Lines (1)(2)	2,326	2,284	2,240	2,231	2,261
– Airport Express Line (3)	22	29	28	25	23
Average passenger miles traveled (per journey)
– MTR Lines (1)	4.6	4.6	4.5	4.6	4.7
– Airport Express Line	19.4	18.5	18.4	18.5	18.6
Average car occupancy
– MTR Lines (1)	62	61	61	58	57
– Airport Express Line	14	16	16	14	13

	Year Ended December 31,
	1998(6)	1999(7)	2000(7)	2001(7)	2002(7)(8)
Market share
All movements (4)	25.7%	25.2%	24.1%	23.5%	23.5%
Cross-harbor movements (4)	61.9%	60.3%	57.9%	57.4%	58.2%
To/from the Hong Kong International Airport (5)	25.0%	32.0%	28.0%	27.0%	25.0%

(1)	MTR Lines are comprised of the Tsuen Wan Line, the Kwun Tong Line, the Island Line and, since June 22, 1998, the Tung Chung Line and, since August 18, 2002, the Tseung Kwan O Line.
(2)	Weekday average.
(3)	Daily average.
(4)	Market share represents the percentage of franchised public transportation boardings in Hong Kong, which is comprised of boardings on the MTR, franchised buses, trams, ferries, green minibuses and the KCR throughout the territory (including areas that the MTR does not serve), but excludes boardings on taxis, public light buses and private cars for which no reliable data are available.
(5)	Market share represents the percentage of franchised public transportation boardings in Hong Kong to and from the Hong Kong International Airport.
(6)	For 1998, includes results from the operation of the Tung Chung Line since June 22, 1998 and the Airport Express Line since July 6, 1998.
(7)	Includes results from the full-year operation of the Tung Chung and Airport Express Lines.
(8)	Includes results from the operation of the Tseung Kwan O Line since August 18, 2002.

Fares

The Company establishes its own fares. While the Company’s fares are currently not subject to governmental approval, the Company must comply under the Operating Agreement with a specified procedure before changing the level of any fare, which requires the Company to: (1) consider the level of public acceptance of any proposed change (based on passenger surveys), (2) consult the Transport Advisory Committee (a body established to advise the Chief Executive of the Hong Kong SAR (previously the Governor of Hong Kong) on transport policy in Hong Kong) and the Legislative Council Panel on Transport, (3) notify the Transport Advisory Committee and the Legislative Council Panel on Transport within a reasonable period prior to the implementation of a new fare and (4) make a public announcement of the new fares.

Historically, the Company has reviewed its fares annually with the objective of making regular increases roughly in line with inflation, so that revenues are sufficient to cover operating costs, debt servicing and depreciation of capital expenditure and to provide an appropriate shareholder return. Prior to increasing its fares, the Company first studies the prevailing competitive position of the MTR and other public transportation alternatives and identifies the segments of the public transportation market in which it is relatively more or less competitive. The Company then evaluates various possible fare increases for different market segments taking into account inflation, projected growth of the Hong Kong economy and assumptions as to consumer price sensitivity. The effects of alternative fare increases on patronage and fare revenue are then assessed using data derived from previous fare changes. In addition, the Company surveys customers and considers their views on possible fare increases.

The MTR’s average annual fare increase from 1979, when the MTR began operating, until the end of 2002 has been 5.9%, which is equal to the average annual increase in the Consumer Price Index (A) for the same period but lower than the average Hong Kong payroll index increase of 10.7% for the same period. In light of the unfavorable economic conditions prevailing in Hong Kong during 1998, the Company decided to forgo a fare increase for the Kwun Tong, Tsuen Wan, and Island Lines. Due to the continued economic downturn and the general deflationary environment in Hong Kong, the Company maintained the same general fare throughout 1999, 2000, 2001 and 2002 for the MTR Lines. The introductory promotional discount for the Airport Express Line was, however, reduced from 30% to 10% on July 3, 2000 and then discontinued entirely on July 1, 2001. The Company also decided to withdraw the 30% staggered hours fare discount on July 2, 1999 and to collect HK$0.10 per journey from each passenger using an Octopus card on the MTR commencing July 3, 2000, to contribute towards the costs of installing platform screen doors in 30 underground stations on the Urban Lines. Due to the continued poor economic environment in Hong Kong, the Company decided not to implement the 2.3% fare increase, initially planned for April 2002. The Company currently does not expect to be able to increase fares in 2003.

The basic MTR fare structure consists of thirteen different fare zones for the MTR Lines and three different fare zones for the Airport Express Line. The fare for any station-to-station movement depends on the distance between the zones containing such stations and whether the journey involves crossing the Victoria Harbour. The Company offers concessionary fares to senior citizens, students and children. In addition, fare discounts are offered on certain feeder bus routes and at selected stations on a trial basis.

Passengers using the Airport Express Line enjoy half fares for children, free MTR connection (Octopus card users), free hotel shuttle bus services, round trip discounts, free in-town check-in services and discounted car park rates. In addition, passengers making same day return journeys on the Airport Express Line travel free of charge on the return journey.

The following table sets forth the average fare paid per passenger trip on the MTR Lines, and compares the percentage increase in the average fare with the Consumer Price Index (A) for the periods indicated:

	Year Ended December 31,
	1998		1999		2000		2001		2002
Average fare(1)	HK$6.	59	HK$6.	67	HK$6.	73	HK$6.	81	HK$6.	65
Percentage increase (decrease) in average fare	3.	1%	1.	2%	0.	9%	1.	2%	(2.	3)%
Consumer price index (A)	2.	6%	(3.	3)%	(3.	0)%	(1.	7)%	(3.	2)%

(1)	The average fare does not include the average fare for the Airport Express Line, which was HK$54, HK$43, HK$53, HK$63, and HK$65 in 1998, 1999, 2000, 2001 and 2002, respectively. The higher average fare for 1998 is mainly due to the effect of the last fare increase on September 1, 1997 and higher fare levels for the Tung Chung Line as compared to fare levels on the Tsuen Wan, Kwun Tong and Island Lines. The higher average fare for 1999 is mainly due to the longer average journey traveled on the Tung Chung Line and the elimination of the staggered hours discount. The higher average fare for 2000 is mainly due to the additional HK$0.10 per ride charged since July 2000 for the platform screen doors project. The higher average fare for 2001 is mainly due to the full year effect of the additional HK$0.10 per ride charged for the platform screen doors project. The decrease of the average fare in 2002 was mainly the result of the “ride 10 get 1 free” promotional campaign on the MTR Lines.

Advertising, Kiosk Rental and Other Income

The Company derives revenue from the leasing of advertising media, kiosks and bank outlets in MTR stations, and from the use of mobile telephones, pagers and payphones within the MTR network. From time to time, the Company also derives income from other passenger services, such as the sale of souvenir MTR tickets. In addition, the opening of the Tung Chung and Airport Express Lines introduced new businesses, such as car park operations.

To improve attractiveness to advertisers, the Company has introduced new forms of advertising, including advertising on train bodies and station pillars, trackside television and concourse audio-visual plasma panels. In addition, beginning in 1999 electronic InfoPanels which are light emitting diode (commonly known as LED) based advertising panels were introduced in refurbished trains and MTR stations. The InfoPanels in trains provide updated news, weather and financial information as well as advertising.

In order to develop more business opportunities, the Company has introduced a trial run of “eInstant Bonus” in three selected stations in early 2001. This is a new advertising medium with an interactive mechanism that enables the provision of coupons to customers through Octopus cards. The coupons are discount offers for products and services, such as food, beverage and entertainment, provided by advertisers. In addition, it is a high speed network system that is able to provide real time updates. Following the trial run, “eInstant Bonus” was introduced in 16 other stations in the third quarter of 2001. With the opening of the Tseung Kwan O Line, two new units were installed at Po Lam and Hang Hau stations in November 2002.

In November 2001, a weekly magazine, the so-called “Hui Kai Guide”, was launched to provide value-added service to customers and to generate more revenue for the Company. In the second quarter of 2002, the distribution of the Metro newspaper in the MTR commenced, which provides news summaries and a variety of other information. From July 1 to December 31, 2002, within the MTR network, a daily average of 250,000 copies of the newspaper were distributed from Monday to Friday, and an average of 177,000 copies of the newspaper were distributed on Saturdays, excluding public holidays. Starting from July 2002, a recruitment magazine called “Jiu Jik”, which includes recruitment advertisements and career-related editorials, has been distributed in MTR stations on every Tuesday and Friday with a weekly circulation of 180,000 copies.

The Company has also entered into agreements with mobile telephone operators and paging operators that provide telephone and paging coverage within the MTR network. Currently, there are eleven mobile telephone networks operated by six operators and 28 paging channels operated by five operators providing coverage within the MTR network. In 2002, approximately 270 million mobile phone calls were made within the MTR system, utilizing approximately 560 million call minutes. Rental income from external mobile base stations also provided a new source of income, with five new sites completed in 2002. Revenue in 2002 from the provision of telecommunication services within the MTR network amounted to approximately HK$186 million.

In 2002, the Company formed TraxComm Limited, a wholly-owned subsidiary, to develop a wholesale fixed-line telecommunications business based on the Company’s existing fiber-optic infrastructure. On June 2, 2003, the Office of the Telecommunications Authority issued a fixed-line telecommunications license to TraxComm Limited. Due to the recent liberalization of the Hong Kong fixed-line telecommunications market, TraxComm Limited has been able to attract a number of customers, despite its relatively short operating history.

As of May 31, 2003, the Company owned approximately 187,420 square feet of retail space within the MTR, comprising approximately 402 kiosks and shops that provide a wide range of goods and services, 54 mini-banks and the 72,182 square feet Dickson Cyber Express, a large retail center at Kowloon station. There are also self-service concessions and vending machines which provide a wide range of goods and services. As of May 31, 2003, the occupancy rate for the Company’s shops and kiosks was approximately 91.5%.

The Company operates a travel service center located at Admiralty station that sells local and overseas traveling tours and tickets. The travel service center also acts as a customer service outlet, providing information on the MTR and selling MTR souvenirs.

In 1998, the Company established a small group within its Operations division to seek opportunities for providing consultancy services in operations and maintenance management. The Company has provided consultancy services to a wide range of clients, such as routing planners, operators, manufacturers, contractors and consultants as well as to clients involved in the promotion and management of major capital works projects. Assignments have been undertaken in Australia, Mainland China, Hong Kong, India, Taiwan, Thailand, Philippines, Singapore and United Kingdom. During the first half of 2000, the Company decided to extend its consultancy services to include railway specific project management and technical services. As of December 31, 2002, the Company had been awarded 147 local and overseas consulting contracts with a total value of HK$280 million in fees over the life of the contracts.

In 2002, the Company’s consultancy services continued to experience a significant increase in revenue, as the Company continued to capitalize on growing demand for its design, operations, maintenance, project management and training services. In addition to winning contracts in major cities in the mainland of China, such as Shanghai, Tianjin, Nanjing and Shenzhen, the Company was also awarded contracts in Australia, Korea, Singapore, Taiwan, Thailand and the United Kingdom. In Hong Kong, the Airport Authority also awarded the Company a three-year contract to maintain the automated people mover used in the Hong Kong International Airport.

In June 2002, the Company’s joint venture subsidiary, Shanghai Hong Kong Metro Construction Management Co. Ltd., was appointed as the owner’s representative by Shanghai MRT Shen-Song Line Development Co. Ltd., a Shanghai municipal government-owned enterprise, to undertake project management services for the design and construction of a 21.6 mile metro line, the Shensong Railway Line, in Shanghai between Songjiang new city in the west and Xujiahui in the city center. The Company has entered into a joint venture agreement with the Shanghai Investment Consulting Corporation Limited to provide project management services in connection with this project and other Shanghai project opportunities, but is currently negotiating the assignment of the joint venture agreement from Shanghai Investment Consulting Corporation Limited to the Shanghai municipal government-owned enterprise, Shanghai International Group Corporation Limited. The Shensong Railway Line will have a total of 12 underground stations and one depot and is anticipated to commence operations in 2005. The Company will not bear any of the design or construction costs in connection with this project.

In August 2002, the Company won a contract to provide consultancy and maintenance services on an elevated railway project in Tianjin in the mainland of China, which will link urban Tianjin with a newly developed economic zone near the coast. It is expected that the Company will receive consultancy fees from the project’s owner and developer, Tianjin Binhai Mass Transit Development Company Limited. Furthermore, it is proposed that the Company will work alongside Parsons Brinckerhoff Asia to provide strategic planning, human resources management, documentation and training in railway operations and maintenance for the project. The Tianjin elevated railway system will be approximately 30 route miles in length with a total of 19 stations.

In February 2003, after an international competitive tender, the Company was selected for the review of the feasibility study for Hangzhou Metro Line One, an approximately 32.3 route miles urban metro serving the city center of Hangzhou, one of the most scenic tourist attractions in China. The feasibility study on Hangzhou Metro Line One was conducted by the Beijing Urban Engineering Design & Research Institute. The Company will work together with Parsons Brinckerhoff Asia in delivering the consultancy services to the Hangzhou project.

In May 2003, the Company signed a memorandum of cooperation with the Shenzhen Municipal Development Planning Bureau under which the Company will provide consultancy services with respect to the planning, implementation, construction, operation, financing and maintenance of new metro lines in Shenzhen.

The work initiated in 2001 in Singapore, including the design of tunnel alignments for Singapore’s new Circle Line, and in the mainland of China on projects in Shenzhen and Guangzhou continued on schedule. The Company is also providing consultancy services in Taiwan on railway operations, maintenance and system assurance to the Kaoshiung Rapid Transit Corporation and on railway maintenance to the Taipei Rapid Transit Corporation. With respect to work on existing contracts, the smartcard contract in the Netherlands with Transit Link System has commenced and the rolling stock advice for Nanjing Metro Corporation is continuing on schedule. Furthermore, the design management service for a smart card system and rolling stock technical support services for Delhi Metro Rail Corporation Limited was completed on schedule, which enabled Delhi Metro to open on time for passenger service in December 2002.

The following table sets forth information relating to station commercial and other income for the periods indicated:

	Year Ended December 31,(1)
	1998		1999		2000		2001		2002
	(in millions)
Station commercial and other income(2)	HK$	843	HK$	823	HK$	991	HK$	973	HK$	979

(1)	The information set forth in this table includes the results of operations for the Company only, except for the years ended December 31, 2001 and 2002, which include the results of the Company and its subsidiaries, other than Octopus Cards Limited.
(2)	For 1998, includes income derived in connection with the operation of the Tung Chung Line since June 22, 1998 and the Airport Express Line since July 6, 1998. For 1999, 2000, 2001 and 2002, includes income derived in connection with the full-year operation of the Tung Chung Line and the Airport Express Line. For 2002, includes income derived in connection with the operation of the Tseung Kwan O Line since August 18, 2002.

Operating Cost Structure

The Company has a program of monitoring and controlling railway operating costs. The following table sets forth the components of operating expenses for railway and related operations, and the percentages they represent of revenue from railway and related operations, for the periods indicated.

	Year Ended December 31,(1)
	1998(2)			1999(3)			2000(3)			2001(3)(4)			2002(3)(5)
	(in millions, except percentages)
Railway and related operations
Staff costs and related expenses	HK$	1,879	27%	HK$	1,851	26%	HK$	1,688	22%	HK$	1,647	22%	HK$	1,579	21%
Energy and utilities		462	7		501	7		500	7		501	6		502	7
Stores and spares consumed		133	2		136	2		127	2		119	2		121	2
Operational rent and rates(6)		59	1		63	1		65	1		78	1		87	1
Contracted repairs and maintenance(7)		298	4		325	4		337	4		388	5		384	5
Expenses relating to station commercial and other business		178	2		150	2		173	2		197	2		185	2
Property ownership and management expenses		119	2		155	2		142	2		159	2		167	2
Other expenses(8)		552	8		578	8		629	8		450	6		647	8

	HK$	3,680	53%	HK$	3,759	52%	HK$	3,661	48%	HK$	3,539	46%	HK$	3,672	48%
Depreciation		1,426	20		2,039	28		2,091	28		2,178	29		2,470	32

Total operating expenses of railway and related operations	HK$	5,106	73%	HK$	5,798	80%	HK$	5,752	76%	HK$	5,717	75%	HK$	6,142	80%

(1)	The information set forth in this table includes the results of operations for the Company only, except for the years ended December 31, 2001 and 2002, which include the results of the Company and its subsidiaries, other than Octopus Cards Limited.
(2)	Includes operating costs derived from the operation of the Tung Chung Line since June 22, 1998 and the Airport Express Line since July 6, 1998.
(3)	Includes operating costs derived from the full-year operation of the Tung Chung Line and the Airport Express Line.
(4)	Due to the adoption of SSAP 34, “Employee Benefits”, issued by the Hong Kong Society of Accountants, which became effective on January 1, 2002, a restatement of the 2001 financial data was necessary. See Note 42A of Notes to the Financial Statements.
(5)	Includes operating costs derived from the operation of the Tseung Kwan O Line since August 18, 2002.
(6)	Similar to property taxes in respect of the Company’s occupation of the land on which the MTR is situated. Reduction of operational rates in 1998 was mainly due to the rate refund in respect of the second quarter of 1998. Government rent of 3.0% on the value of ratable property has been charged since July 1997.
(7)	Includes only repairs and maintenance costs paid to outside contractors.
(8)	Includes railway support services, general and administrative expenses, project study costs and deferred expenditures written off and other expenses. For the year ended December 31, 2000, includes the write-off of certain capital assets and the higher production and distribution costs of the 2000 annual report following the listing of the Company’s shares on the Hong Kong Stock Exchange. For the year ended December 31, 2001, the substantial reduction was due to lower production and distribution costs of the 2001 annual report and the capitalization of certain new project costs. For the year ended December 31, 2002, includes the write-off of project study costs and deferred expenditures in respect of the Shatin to Central Link and the North Island Link together with its related improvement works.

Staff Costs. Staff costs consist of staff salaries and benefits. Prior to 1998, staff costs increased steadily due to the increasing number of staff required to prepare for the opening of the Tung Chung Line and Airport Express Line in 1998. As a result of the economic downturn in 1998, the Company adopted various measures to reduce operating costs and increase overall efficiency. These included a pay freeze for senior management in 1998, a reduction of a number of benefits and a pay freeze for all staff in 1999. Approximately 80 employees were laid off in 1999 as a result of management rationalization and the cancellation of the transport interchange function for Airport Express Line stations. The Company also initiated a hiring freeze and implemented a voluntary separation scheme under which some 750 employees chose to leave the Company with enhanced severance packages and were paid an aggregate sum of HK$255 million. All these measures resulted in a continued reduction in staff costs from HK$1,879 million in 1998 to HK$1,579 million in 2002. The reduction reflected significant gains in productivity and efficiency achieved through the continued efforts in human resources management, organizational restructuring and streamlining, staff redeployment and outsourcing.

During the last several years, the Company has established various programs to increase employee productivity. One such program is the use of predictive maintenance, which includes an increase in the number of inspections of railway plant and equipment to enable early detection of needed repairs and maintenance, and an increase in the frequency of railway repairs and maintenance. At the same time, the Company has increased the size and reliability of its fleet and decreased the time during which equipment is taken out of service for needed repairs and maintenance. In addition, the Company has automated operations where appropriate. During 2001, a new train bogie-cleaning machine was commissioned and automatic turn-around of trains introduced at Sheung Wan and Tsuen Wan terminal stations, resulting in reduced manpower requirements. Moreover, the Company is continuing with the gradual merger of operations and maintenance activities at stations and depots. This has enabled staff members to be trained with a wider array of skills, resulting in higher productivity, greater flexibility and faster response time.

The following table sets forth the number of operations staff (i.e., employees directly related to the day-to-day operations and maintenance of the railway) and the Company’s record of productivity for the periods indicated.

	Year Ended December 31,
	1998(1)	1999(2)	2000(2)	2001(2)	2002(2)(3)
Total operations staff(4)	5,612	5,026(6)	4,767(6)	4,529	4,615

Productivity per operations staff
Revenue car miles (in thousands)	11	14	15	16	17
Passengers carried (in thousands)	142	157	163	170	170
Railway operating profit (in thousands of HK$)(5)	199(7)	119(7)	153(7)	182(7)(9)	125(7)(8)(9)

(1)	Includes results derived from the operation of the Tung Chung Line since June 22, 1998 and the Airport Express Line since July 6, 1998.
(2)	Includes results derived from the full-year operation of the Tung Chung and Airport Express Lines.
(3)	Includes results derived from the operation of the Tseung Kwan O Line since August 18, 2002.
(4)	Excludes staff engaged in works relating to operations planning and development, operations consultancy services and staff hired on a contract term.
(5)	Excludes corporate overhead, project study costs and deferred expenditures written off and depreciation charges on unallocated assets at the corporate level.
(6)	Decrease in number of staff members was primarily due to the voluntary separation scheme introduced in 1999 to reduce operating costs.
(7)	Includes increased depreciation charges primarily on fixed assets of the Tung Chung and Airport Express Lines.
(8)	Includes increased depreciation charges primarily on fixed assets of the Tseung Kwan O Line since August 18, 2002.
(9)	Group profits in respect of railway and related operations are used for the calculation starting from 2001.

The increase in revenue car miles per operations staff in 2002 was primarily a result of the decrease of operations staff following implementation of the new station-based maintenance and operation programs.

The decrease in railway operating profit per operations staff in 2002 was primarily due to an increase of depreciation charges relating to fixed assets of the Tseung Kwan O Line since August 2002.

Depreciation. The Company’s depreciable assets include the railway tunnel lining and other underground and overhead structures, rolling stock and leasehold land. The initial cost of rails is not depreciated. The cost of replacements is charged to profit and loss account as and when incurred.

Energy and Utilities Costs. The Company’s energy costs consist primarily of electricity costs which depend on consumption and electricity tariffs. Electricity tariffs are affected principally by international fuel prices for gas, coal and, to a lesser extent, for oil. Electricity tariffs charged by power companies to consumers are regulated by the Government. The Company benefits from its substantial use of energy during off-peak hours at lower rates. As the largest consumer of electricity in Hong Kong, the Company would normally have an opportunity to discuss in advance with the power companies any proposed increase in the electricity tariff.

Over the past five years, electricity tariffs have increased. During this period, the Company adopted various energy saving measures to mitigate the impact of the increase. In 2002, the Company’s traction energy consumption measured in kilowatt hours per kilometre increased by approximately 4% due to the opening of the Tseung Kwan O Line. The Company’s traction energy consumption increased by an average of approximately 33% from 1997 to 2002 as a result of the opening of the Tung Chung and Airport Express Lines in mid-1998 and the Tseung Kwan O Line in August 2002.

Material Costs. Material costs consist mainly of certain spare parts and other items used primarily for repairs and maintenance. The Company uses inventory management and purchasing economies to control material costs as a percentage of railway operations revenue.

Contracted Repairs and Maintenance. Contracted repairs and maintenance costs include only amounts paid to outside contractors. The Company uses outside contractors for, among other things, its ongoing program of repairs to tunnel linings, certain repairs and maintenance of escalators and elevators and certain station cleaning. In recent years, the Company has increased the level of both in-house and contracted repairs and maintenance to improve passenger service and reliability. The Company undertakes most of its repairs and maintenance with its own personnel.

Operational Rates. Operational rates are payments by the Company to the Government, similar to property taxes, in respect of its occupation of the land on which the MTR is situated. Operational rates payments totaled approximately HK$87 million for the year ended December 31, 2002.

Other Operating Costs. Other operating costs include advertising costs, consultants’ fees, conference and training expenses and insurance and uninsured claims.

Equipment

The Company owned 1,050 passenger cars and 59 locomotives and other rolling stock as of December 31, 2002. The following table sets forth certain information regarding the Company’s rolling stock as of December 31, 2002:

			Average
	Number of Units	Net Book Value	Useful Life	Age
		(in millions)	(in years)
Passenger cars(1)	762	HK$3,472(5)	40(7)	18.6
Passenger cars(2)	184(4)	2,646	35	4.5
Passenger cars(3)	104	1,748	40	0.5
Locomotives	59	244(6)	16	12.5

Total rolling stock	1,109	HK$8,110

(1)	Figures for the Urban Lines, excluding the Tseung Kwan O Line, including 27 originally leased cars acquired during 1999.
(2)	Figures for the Tung Chung and Airport Express Lines.
(3)	Figures for the Tseung Kwan O Line.
(4)	Including passenger cars for the Airport Express Line held in stock.
(5)	Including value of rolling stock modernized as of December 31, 2002.
(6)	Including value of other rolling stock used for carrying goods and for maintenance purposes and some modification work to 15 locomotives as of December 31, 2002.
(7)	The useful life figure was revised from 25 years in 1997 to 40 years in 1998, after taking into account the asset condition, usage experience and rolling stock modernization program.

On March 23, 2003, the Company entered into a cross-border leasing transaction with respect to a portion of its rolling stock that is described in more detail under Item 5, “Operating and Financial Review and Prospects — Cross-Border Leasing Transaction”.

Property Development

General

Property is a significant part of the Company’s business, providing an important source of income to support the cost of construction of railway projects as well as contributing to future rail patronage from the immediate catchment areas created by property developments. In conjunction with its railway construction, the Company plays an important role in the development of residential and commercial properties above and adjacent to stations and depots. The Government has granted the Company the development right over the land used for these property developments based on a land premium assessed at full market value without regard to the presence of the railway on the sites being valued. The Company’s practice in property development has been to arrange for various third-party developers to carry out the actual development works according to the Company’s specifications. Typically, the developers are responsible for all development costs (including Government land premium, construction and enabling work costs, marketing and sales expenses, professional fees, finance charges and other expenses), and have to bear all development risks. The Company derives benefit from property developments through the sharing of cash profits with developers in agreed proportions from the sale or lease of the properties after deducting the development costs, the sharing of assets in kind, or through up-front payments from the developers.

Eighteen property developments associated with the construction of the Tsuen Wan, Kwun Tong and Island Lines have been completed. Developed properties comprise an aggregate of approximately 2.5 million square feet of commercial office space, 3.2 million square feet of shops, 1.7 million square feet of community and Government facilities and 31,366 residential units. All residential units and offices have been sold. Almost all shops have either been sold or leased. In addition, several property developments associated with the construction of the Tung Chung and Airport Express Lines have been completed. These properties comprise an aggregate of approximately 2,140,000 square feet of office space (of which approximately 1,195,000 square feet has been sold), 18,578 residential units and approximately 2,047,000 square feet of retail and other space. The majority of the retail space has been leased. Cumulative property development profit, including the redevelopment of its headquarters in 1997, realized by the Company up to the end of 2002 was approximately HK$18 billion.

In November 2002, the Government announced its new housing policy in support of the property prices that have dropped by almost two-thirds from their 1997 peak. Under the new housing policy, the Government, the largest owner of land in Hong Kong, will suspend land sales until the end of 2003. The Company supports this policy and has agreed in consultation with the Government to postpone property development tenders until after 2003. The recent outbreak of SARS resulted in slower sales of property developments and to a decrease in property prices. However, with the gradual containment of this outbreak, the Company does not expect a further worsening effect on the property market.

Tung Chung Line and Airport Express Line Property Developments

Under the terms of the Airport Railway Agreement, the Company was granted the right to undertake residential and commercial development on approximately 154 acres of land at five sites above or around the Tung Chung Line and Airport Express Line stations at Hong Kong, Kowloon, Olympic, Tsing Yi and Tung Chung. These developments comprise 15 development packages totaling approximately 29,000 residential flats and approximately 13.3 million square feet of office, hotel/service apartment and retail space. All of the packages have been awarded to developers under a competitive tendering process. There was continued construction activity and staged development completions from earlier packages, notably in the Tung Chung and Kowloon stations, during 2002.

Despite weak property market conditions in Hong Kong, several major residential developments along the Airport Express Line were launched and reasonable sales of flats were recorded from Airport Railway development sites, which totaled 14,951 units at the end of 2002. Construction of the various packages at Union Square in Kowloon station and at Tung Chung station progressed according to plan. A total of 6,382 flats in various packages were completed during 2002 and obtained occupation permits. In response to changing market conditions and demand forecasts, further adjustments were made to several development schemes to improve marketability and add value. The land use at Olympic Station Site D, for example, was successfully changed from hotel to residential. The development will provide 1,896 residential units. Work on this project is in progress and on schedule, with completion expected in 2005. The occupation permit of the Two International Finance Centre was issued in May 2003. Marketing of the 18 floors totaling 500,000 square feet gross owned by the Company, located on floors 33 to 52 and branded as “Central 18 Zone at Two IFC”, began during 2002. With the issuance of the occupation permit, the Company is currently at the initial stage of discussions with several potentially large office tenants. Two International Finance Centre is expected to be ready for tenant occupation in the third quarter of 2003 and pre-leasing of “Central 18 Zone at Two IFC” is expected to gain momentum towards that date.

The Company also began the pre-lease marketing for the new major retail center at Union Square, which upon completion will become the fifth shopping center that is substantially owned by the Company.

The 15 property development packages awarded by the Company as described above have been, or are expected to be, completed between 1998 and 2008. The amount of actual profit realized by the Company will depend on the development costs, the ability to sell or lease the completed properties, the timing of the completion of competing development projects, general economic conditions and other factors.

As of December 31, 2002, the Company had received HK$6.2 billion from participating developers in excess of related expenditures incurred as well as profits recognized to date in connection with Tung Chung Line and Airport Express Line property developments. The Company’s accounting policy under Hong Kong GAAP requires that such payments not be recognized as profit until the foundation and site enabling works for a development are complete and acceptable for development, and after taking into account any outstanding risks and obligations retained by the Company in connection with such development.

Tseung Kwan O Line Property Developments

The TKE project agreement with the Government provides that the Company shall have the right to undertake property developments at four locations within the project. These developments are located at the Tiu Keng Leng, Tseung Kwan O and Hang Hau stations and the depot and adjacent future station site in Area 86. The development projects include 20 development packages, offering a total gross floor area of approximately 25 million square feet, which includes approximately 22.6 million square feet of residential flats, 1.5 million square feet of retail space, 1.1 million square feet of offices and 6,711 carpark spaces.

The planned Area 86 development scheme on the Clearwater Bay peninsula, which comprises 14 of the 20 planned TKE development packages and approximately 17.8 million square feet of floor area, is the largest single development scheme in Hong Kong to date. The “dream city” complex represents a new model for high-density community living with segregated areas for automotive and pedestrian movement and large open spaces for leisure activities. The development will include schools, clubhouses, shops and community centers.

The expected total investment cost is approximately HK$61 billion at 2002 prices. To date, four development packages have been awarded. In July 2000, the Company entered into a development agreement with a developer consortium in relation to the development of Area 57a at Tseung Kwan O station. In January 2002, following a public tender process, the Company awarded Area 55b at Tseung Kwan O station to a developer consortium. In June 2002, following a public tender process, the Company awarded Hang Hau station development to a developer consortium. In October 2002, following a public tender process, the Company awarded Tiu Keng Leng station development to a property developer. In view of current market conditions and the Company’s support of the new housing policy of the Government, the Company has agreed in consultation with the Government to postpone property development tenders until after 2003. The Company expects to commence the tendering for the remaining developer packages, subject to prevailing market conditions, during 2004, with completion of the final development package expected in 2013.

Other Development Projects

In 1999, the Company received town planning approval from the Government to develop the site above and near Choi Hung station on the Kwun Tong Line to include “park and ride” facilities for commuters living in the Southeast New Territories as well as some commercial and residential areas. The Company awarded this development in July 2001 and the Government granted the land at the site to the Company in November 2001 upon payment of the land premium. During 2002, the Government approved a further 12,185 gross square feet of residential space to be constructed at Choi Hung station, as part of the “park and ride” development. This is in addition to 22,841 gross square feet of bonus floor area previously approved for the mixed-use development. The scheme currently comprises 206,500 square feet of residential space, 25,834 square feet of commercial/retail space, 504 car parking spaces (450 of which is for park and ride), 10 motorcycle parking spaces and a two-storey public transport interchange.

Planning continues for the site adjacent to Tsing Yi station, currently occupied by a transport interchange and lorry park. The Company had intended to proceed with a mixed-use scheme, but the development concept is now being reviewed, taking into account the community’s feedback.

Property Ownership and Management

The Company also owns or manages certain developed properties adjacent to railway structures and facilities in order to protect such railway structures and facilities and to provide a source of income. The Company wholly owns four shopping centers located above four of its stations — Telford Plaza I at Kowloon Bay (427,019 square feet of leasable floor space), Luk Yeung Galleria at Tsuen Wan (129,878 square feet of leasable floor space), Paradise Mall (previously Heng Fa Chuen Shopping Centre) at Chai Wan (198,790 square feet of leasable floor space) and Maritime Square at Tsing Yi (311,198 square feet of leasable floor space) — and certain other smaller properties. In addition, the Company also owns properties jointly with other parties, including Telford Plaza II and the carpark at One International Finance Centre at Hong Kong station. The Company holds these properties under long-term leases from the Government that will expire in 2047 and rents them to tenants for commercial use. The Company has no present intention to sell any of these shopping centers. During the recent outbreak of SARS, these shopping centers recorded a steep decline in visitors. With the gradual containment of this outbreak, the lifting of the World Health Organization’s international travel advisory relating to Hong Kong and Guangdong province in the mainland of China and recently launched special promotions in these shopping centers, the number of visitors is expected to rebound to the previous levels.

The Company assumed in 1999, under its agreements with developers, management of the first stages of the developments relating to the Airport Railway Project that were completed and handed over for residential occupancy. Growth in the property management portfolio from these developments is expected to continue over the next few years, adding some further 15,500 residential units to the Company’s portfolio. In the longer term, additional units under management will arise from the property developments at Tseung Kwan O.

During 2001, with further property completed along the Airport Railway coming under the Company’s management, the Company has become one of the largest property management companies in Hong Kong. During 2002, the Company has continued to expand and diversify its property management business. At Olympic station, the Central Park development of 1,312 residential flats was completed and units handed over to individual owners, in the process coming under the management of the Company. At Tung Chung station, completion of Phase 1 of Seaview Crescent added a further 1,149 residential units to the Company’s management portfolio. As of December 31, 2002, the Company managed 42,074 residential units (of which 13,345 units are Airport Railway developments), in addition to approximately 3.9 million square feet of commercial and shopping space in Hong Kong. Income from property management increased by 16.4% to HK$85 million in 2002 from HK$73 million in 2001.

The Company has also established the “Premier Management Services” brand as part of its property management services. This branded service is aimed at the high-end residential, serviced apartments and high quality office accommodations at Hong Kong and Kowloon stations. Designed to provide a higher quality level of service to these property developments, the new service has been separately branded to distinguish it from the property management of mass residential properties.

The Company also engages in property management related services in the mainland of China where it sees significant growth opportunities. In 2002, the Company succeeded in penetrating the property management market in Shenzhen, signing contracts to manage the East Pacific Garden Clubhouse, which is part of a luxury residential complex, and the King’s Lodge residential development. In addition, a multi-disciplinary team of professionals from all departments provided pre-leasing and pre-management advisory services to East Pacific (Holdings) Limited, the developer of East Pacific Garden. The Company also provided pre-management advisory services to Beijing Century Sun Real Estate Development Company for its Palm Springs International Apartments in Beijing.

The Company was awarded its first property development consultancy contract in Singapore in July 2002. The Company was selected by the Land Transport Authority of Singapore to provide consultancy services for the packaging and marketing of a 268,883 square feet site situated above a proposed Singapore Mass Rail Transit station in a residential area located north of the city center.

In January 2001, the Company formed MTR Property Agency Company Limited, a wholly-owned subsidiary, to provide real estate agency services to the residents of some of its managed properties. These services contributed a total of HK$5 million in revenue in 2002.

The following table sets forth the Company’s property rental and property management revenue since 1998:

	Year Ended December 31,(1)
	1998		1999		2000		2001		2002
	(in millions)
Property rental(2)	HK$	654	HK$	740	HK$	807	HK$	817	HK$	897
Property management income		43		50		60		73		85
Property agency income(3)		—		—		—		1		5

Total	HK$	697	HK$	790	HK$	867	HK$	891	HK$	987

(1)	The information set forth in this table includes the results of operations for the Company only, except for the years ended December 31, 2001 and 2002, which includes the results of the Company and its subsidiaries, other than Octopus Cards Limited.
(2)	Property rental revenues include revenue from properties wholly owned by the Company and revenue from properties which the Company owns jointly with other parties.
(3)	Property agency income was contributed by MTR Property Agency Company Limited, a wholly-owned subsidiary of the Company established in 2001.

Capital Expenditures

The Company has incurred substantial capital expenditures in connection with the construction of the Tung Chung Line, the Airport Express Line, the QBR and the Tseung Kwan O Line. See “— History and Development of the Company — Capital Expenditures and Divestitures”.

The following table sets forth the Company’s capital additions for the periods indicated.

	2000		2001(3)		2002(3)
	(in millions)
Assets under construction(1)	HK$	2,302	HK$	2,749	HK$	1,928
Operational equipment(2)		46		34		62

Total existing railway additions	HK$	2,348	HK$	2,783	HK$	1,990
New railway construction(4)		4,198		3,679		3,190
Investment property		61		195		16

Total capital additions	HK$	6,607	HK$	6,657	HK$	5,196

(1)	Assets under construction from 2000 to 2002 mainly reflect the addition of assets relating to various capital projects, the major items of which include the QBR, the automatic transit control system, passenger train modernization, station management systems, improvement of Kowloon Bay depot accommodations, upgrade of the closed circuit television system and installation of platform screen doors.
(2)	Includes, among other things, environment control equipment, communication equipment, track signalling equipment, automatic ticket collection equipment and escalators and elevators.
(3)	Group assets are used starting from 2001.
(4)	Construction costs relating to the Tseung Kwan O Line were capitalized and transferred to fixed assets since its opening in August 2002.

Improvement Projects

The Company maintains a rolling capital expenditure plan to add, modify or replace assets when necessary to improve performance and meet the needs of its customers. This includes improving station layouts, finishes and facilities, the provision of an integrated station management system and installation of platform screen doors. Under the plan, the Company expects to incur approximately HK$4.7 billion of capital expenditures from 2003 through the end of 2005.

Platform Screen Doors

In May 2001, the Company began retrofitting platform screen doors at underground stations on the Urban Lines. The project, with an estimated cost of approximately HK$2.0 billion, is a pioneer for railways worldwide as it was the first to fit screen doors in an operating system. In addition, the installation of these doors will substantially reduce energy consumption costs within the stations and will improve passenger comfort and safety on platforms. The installation work takes place only during the non-passenger service hours, which is from 2:00 a.m. to 5:00 a.m. The first set of platform screen doors became operational in October 2001 at one platform of the Choi Hung station. The first phase of the project (which includes Tsim Sha Tsui, Jordan, Yau Ma Tei, Mong Kok, Prince Edward and Admiralty stations) was substantially completed at the end of 2002, with all Urban Line underground stations expected to be retrofitted with platform screen doors by 2006. The Airport Express, Tung Chung and Tseung Kwan O Lines were constructed with platform screen doors at all stations. The Company decided to collect HK$0.10 per journey by each passenger using an Octopus card on the MTR commencing July 3, 2000, to contribute towards a portion of the costs of installing these platform screen doors.

Train Modernization Program

The train modernization program to refurbish MTR trains with new and improved facilities, which commenced in August 1998, was completed ahead of schedule in October 2001. The refurbished trains provide improved, more energy efficient lighting and ventilation, more comfortable seats and additional space for luggage or wheelchair users. The refurbished trains also contain informative and user-friendly flashing route maps showing the direction of travel, the next station and exit door, as well as new LED displays for unobtrusive infotainment. The total cost of this program was HK$1.2 billion.

In March 2002, the Company completed installation of an advanced In-cab closed circuit television (“CCTV”) system in the Urban Lines trains with the aim of further enhancing the safety of passengers and efficiency of train operators. The In-cab CCTV system features microwave transmission from station CCTV cameras located on platforms to the In-cab CCTV displays located in the drivers’ cabs. Through the use of the In-cab CCTV system, platform conditions become visible to the driver 10 meters before the train reaches the platform headwall and remain visible for 44 meters after the train departs from the platform. All drivers’ cabs and station platforms were equipped with In-cab CCTV by December 2001.

West Rail Interface Works

To accommodate the expected interchange flows between the KCRC’s West Rail and the Tung Chung Line, the Company and the KCRC are jointly constructing a combined MTR/KCRC Nam Cheong station. The Company is also modifying the existing Mei Foo station to provide an exchange to the proposed KCRC’s West Rail Mei Foo station to facilitate the interchange of passengers between the West Rail and the Tsuen Wan Line. These West Rail Interface Works are expected to be completed in 2003 at a cost to the Company of approximately HK$2.0 billion.

Transit Links and Pedestrianization

For some time, the Company has been working on the planning of above-ground light rail links. In June 2002, in response to the Government’s request, the Company submitted a conceptual proposal to the Government for an above-ground environmentally friendly transport system covering the South East Kowloon redevelopment of the former Kai Tak airport. The proposed system would run through this area, connecting to Ngau Tau Kok station on the Kwun Tong Line.

Pedestrianization of streets adjacent to MTR entrances and underground or elevated links with their surrounding development are increasingly important features of the network. In this field, we work with private developers, the Urban Renewal Authority, the Housing Authority and other bodies responsible for urban development. In 2002, work began on a new pedestrian subway at Mong Kok as part of an Urban Renewal Authority redevelopment, a new entrance at Mong Kok station as part of a footbridge system by the Highways Department and a new footbridge connection at Kwun Tong station and a new pedestrian subway in Choi Hung station. These projects are expected to be completed in 2004.

Negotiations with respect to similar pedestrian links at Admiralty, Prince Edward and Lai Chi Kok stations are in progress.

Future Extensions

Historically, the financial returns achieved by the Company in relation to its railway projects have been enhanced by the associated property developments carried out by the Company. In order to compensate the Company for the risks inherent in a particular railway project, the Company requires these returns to be at a suitable commercial margin over its cost of capital. In this connection, the Government has recognized that this would ordinarily be between 1% and 3% above the estimated weighted average cost of capital of the Company.

Island Line Extensions

In May 2000, the Government identified, as part of its Railway Development Strategy, the West Island Line and the North Island Link as natural extensions of the Island Line that are to be built and operated by the Company. The West Island Line will extend the Island Line from Sheung Wan station to Kennedy Town. The North Island Link will extend the existing Tung Chung Line along the north shore of Hong Kong Island and connect it to the eastern half of the Island Line from Fortress Hill station to Chai Wan. Concurrently, the Tseung Kwan O Line connects to the western half of the Island Line from Tin Hau station to Sheung Wan. The North Island Link is expected to relieve the congestion of the central part of the Island Line as well as the Tsuen Wan Line Nathan Road corridor.

In July 2001, at the Government’s invitation, the Company submitted formal proposals for the West Island Line and North Island Link projects. In April 2002, the Company submitted financial proposals to the Government on the West Island Line and North Island Link projects. On January 21, 2003, the Government decided that the Company should proceed with the planning on the first phase of the West Island Line, and that the North Island Link will be postponed until after 2016. Preliminary estimated costs (at December 2000 prices and excluding capitalized interest) for the first phase of the West Island Line project were approximately HK$5.2 billion.

The Company submitted a pre-feasibility proposal to the Government on the South Island Line in June 2002. On January 21, 2003, the Government requested that the Company should also proceed with the planning on the South Island Line, a medium capacity rail alternative to the transport needs of the southwestern side of Hong Kong Island. From a proposed interchange with the West Island Line at Belcher station, the South Island Line envisages seven intermediate stations from the Cyberport to Happy Valley before connecting with the Island Line at Wan Chai station. Preliminary estimated costs (at December 2000 prices and excluding capitalized interest) for the South Island Line project were approximately HK$10 billion.

Penny’s Bay Rail Link

The Penny’s Bay Rail Link is a project that the Government is committed to and is an extension of the MTR. The Company submitted a proposal for the project to the Government in March 2000. On January 18, 2001, the Deputy Secretary for Transport (now known as the Secretary for the Environment, Transport and Works) published in the Government Gazette a notice under the Railways Ordinance (Chapter 519 of the Laws of Hong Kong) authorizing the project. On July 24, 2002, the Company entered into a project agreement with the Government relating to the financing, design, construction, operation and maintenance of the Penny’s Bay Rail Link. When completed, the Penny’s Bay Rail Link will provide a rail-shuttle service between the Tung Chung Line at Yam O and the new Hong Kong Disneyland theme park, which is expected to open in 2005 or early 2006. The project involves approximately 2.17 new route miles and two new stations and is expected to be completed by July 1, 2005 at an estimated cost of approximately HK$2.0 billion.

The Government has previously acknowledged that the Company will require an appropriate commercial rate of return on its investment in any new railway project, which the Government has previously recognized would ordinarily be between 1% and 3% above the estimated weighted average cost of capital of the Company, and that financial and other support from the Government may be required with respect to any new railway project. In order to provide assistance in respect of the Penny’s Bay Rail Link project, the Government agreed to ensure that any claim for or entitlement to (as against the Company) such amount of dividends representing the Government’s beneficial entitlement to cash dividends in respect of the financial year ended December 31, 2002 and thereafter as is equivalent to the “funding gap” will be waived as against the Company. For this purpose, the “funding gap” means a net present value amount (as at the end of 2001) of HK$798 million, calculated using a discount rate of 11.25% (being the expected rate of return on the project), as more particularly defined in the project agreement for the Penny’s Bay Rail Link. Together with the Government’s assistance, the rate of return on the Penny’s Bay Rail Link project is expected to be approximately 11.25% per annum.

In July 2002, the Company awarded the main contract for Yam O station and foundation work is currently underway. In the same month, the company awarded the contract for the Tai Yam Teng tunnel connecting the north and south parts of the site and preparatory construction work has begun. As of December 31, 2002, the Company had awarded 13 of 14 major civil engineering and mechanical and electrical contracts for the Penny’s Bay Rail Link project. Rather than purchase new rolling stock for the line, the Company has decided to pursue the more cost-effective route of converting existing trains.

As of December 31, 2002, the Company had incurred expenditures of HK$285 million on this project, and had authorized outstanding commitments on contracts related to this project totaling HK$825 million.

Tung Chung Cable Car

In July 2002, the Government also awarded to the Company, on a provisional basis, a 30-year franchise to construct and operate a cable car system to link Tung Chung with Ngong Ping, site of the Po Lin Monastery and the statue of Buddha. The approximately 17-minute cable car ride will rise 400 meters above sea level and offer views over Tung Chung Valley, the Hong Kong International Airport and out to sea as far as the Macau Special Administrative Region. The Tung Chung Cable Car project is budgeted to cost HK$750 million and is expected to commence operation in the second half of 2005. The Company and the Government have entered into a provisional agreement for this project, and are currently negotiating the terms of the final project agreement. The Company is currently also negotiating the terms of a private treaty grant for the land on which the associated Ngong Ping tourism facilities will be constructed. Construction is expected to begin in the second half of 2003 after enactment of necessary legislation and the formal signing of the relevant project agreement and private treaty grant.

As of December 31, 2002, the Company had incurred expenditures of HK$17 million on this project, which was regarded as deferred expenditure in the balance sheet. In addition, the Company has entered into negotiations with the Government relating to three entrustment agreements under which the Company will carry out works ancillary to the Tung Chung Cable Car project on behalf of the Government. The total costs of these works are approximately HK$100 million and will be funded by the Government.

Competition

The Company competes with other modes of public transportation, including franchised buses, public light buses, trams and ferries as well as taxis and private cars. Bus service is the primary mode of competition for daily commuter transportation. Franchised bus companies operate routes throughout the areas served by the MTR, including routes across Victoria Harbour between Hong Kong Island and Kowloon. Electric trams operate in parts of the area served by the Island Line on Hong Kong Island.

The Company believes that, based on internal studies, its competitive strengths include speed, reliability and comfort, but recognizes that these strengths have been eroded in recent years with the general improvement in bus services, including wider use of air conditioning on buses, the opening of the Western Harbour Tunnel and its related highway routes, the expanding bus network and more direct road access to, and improved conditions in, urban areas. The number of bus routes competing with the MTR has increased significantly compared to the number of buses providing feeder services to the MTR. The number of buses deployed, the bus routes operated and the bus fares are regulated by the Commissioner for Transport, who also regulates the Company’s train services.

Although fares on franchised buses are generally lower than the fares charged by the Company, in recent years franchised bus fares have generally increased at a higher rate than the fares charged by the Company. However, the lower capital costs of the Company’s competitors and their greater structural flexibility may enable them to respond to changing passenger demand more quickly than the Company.

As a result of these competitive pressures, the Company has been considering a number of initiatives to enhance its competitive position, including:

•	Increasing the range of feeder services. In light of the importance of feeder buses to the patronage of the MTR, the Company is consistently engaged in discussions with the Government on new feeder services. The Company has also considered operating its own feeder routes but has concluded that it would not be economically viable to do so at present unless it could obtain a bus franchise, thereby enabling it to charge fares and to avoid paying fuel tax. The Company is in discussions with franchised bus companies, green public light bus operators and residential coach service providers with a view to enhancing the feeder service frequencies together with the introduction of inter-modal fare discounts and possible route rationalization.

•	Inter-modal fare discounts. Certain journeys may be completed using buses only or by combining a bus journey and a journey on the MTR. By combining a bus journey with a journey on the MTR, the aggregate fare would generally be higher than the fare that would be charged if the bus were to be used without the MTR. To address this and to compensate for the inconvenience of interchanging between a bus and the MTR, the Company is pursuing the possibility of offering discounted fares, or free feeder bus travel, to passengers who use both franchised buses, green public light buses or residential coach services and the MTR to complete a single journey. This could be achieved in conjunction with the Octopus card. The Company has extended a trial inter-modal fare discount scheme, under which passengers transferring between MTR and feeder buses are given discounted bus fares, to Tung Chung, Tseung Kwan O and Kwun Tong.

•	Promotional initiatives. Periodically, the Company also implements promotional initiatives with a view to stimulating additional patronage. The “ride 10 get 1 free” promotion, which was first offered in April 2000, was estimated to have generated an additional 1% in patronage. The same promotion was offered again in December 2001 and August 2002 for six-month periods, and was estimated to have also generated an additional 1% to 2% in patronage. In February 2003, the Company announced the extension of this fare concession scheme to January 4, 2004. In addition, a HK$5 discount on fares for journeys originating at Heng Fa Chuen station following a minimum HK$100 dining consumption at Paradise Mall is being tested. Furthermore, the Company is currently offering a HK$2 discount on fares for journeys originating at several designated stations and connecting discounts for connecting services at selected “Fare Saver” stations.

•	Other long-term initiatives. The Company is examining alternative feeder arrangements, such as above-ground light rail transit links, escalator and travelator links and footbridge networks in order to enhance accessibility to particular MTR stations and improve passenger accessibility at certain stations. In 2002, two new pedestrian links were added at Shau Kei Wan and Wong Tai Sin stations. Work has also begun on a pedestrian link at Mong Kok as part of an Urban Renewal Authority redevelopment and at Kwun Tong. Both pedestrian links are scheduled to be completed in 2004. The Company is also discussing nine additional pedestrian link developments with various parties.

In its Railway Development Strategy 2000 report, the Government confirmed that railways are essential to Hong Kong’s continued economic, social and land development and will be given priority in the Government’s plans for infrastructure development. Within this framework, the Government also recognized that franchised buses would continue to play an essential role in the public transport system in Hong Kong. As a result, the Company does not expect the Government to take any particular, direct measures which, in the short term, would have the effect of reducing or containing patronage on franchised buses or public light buses for the purpose of increasing the Company’s patronage. Nonetheless, the Government’s planning of the provision of passenger transport services to new development areas, including Tseung Kwan O, will reflect its stated preference for railways to be the back bone of the passenger transport system. As expected, patronage on the MTR has increased following the commencement of operations on the Tseung Kwan O Line. The completion of the West Rail project by the KCRC in late 2003 and future new extensions such as the KCRC line to Ma On Shan are also expected to result in additional patronage on the MTR.

Regulatory and Related Matters

Mass Transit Railway Ordinance

Under the MTR Ordinance, the Company was granted the franchise to operate the MTR and to construct and operate any extension to the railway for an initial period of fifty years, subject to the terms and conditions contained in the Operating Agreement. The MTR Ordinance also regulates the operation of the MTR, including all aspects of safety on the MTR. The Company’s franchise may be extended upon application to, and approval by, the Chief Executive of the Hong Kong SAR acting after consultation with the Executive Council of the Hong Kong SAR, which is commonly referred to as the Chief Executive in Council. The Company is prohibited from transferring its franchise without the approval of the Chief Executive in Council. In addition, the Chief Executive in Council may appoint not more than three persons as additional directors of the Company who can be removed only by the Chief Executive of the Hong Kong SAR.

The Company is required to maintain a proper and efficient service in accordance with the MTR Ordinance and the Operating Agreement. In addition, the MTR Ordinance provides that the Chief Executive in Council may, if he considers the public interest so requires, give directions to the Company in relation to any matter concerning its franchise. If directions are given, the Company is required to comply with them unless they are inconsistent with the MTR Ordinance. The Government is liable to compensate the Company for loss or damage of any kind attributable to its compliance with these directions. The Company has not to date received any directions from the Chief Executive in Council. The Chief Executive in Council may impose financial penalties on the Company for substantial and persistent failures to comply with the MTR Ordinance or the Operating Agreement or directions, specifications or requirements given under them.

The Chief Executive in Council may, if he considers that it is in the public interest to do so, suspend the Company’s franchise in whole or in part where he considers that: (1) an emergency exists or is likely to exist; or (2) there is or is likely to be a substantial breakdown in the operation of the MTR, other than a breakdown that appears capable of being remedied within a reasonable period of time. Moreover, the Chief Executive in Council may revoke the Company’s franchise if the Company is in default of its franchise and has failed to remedy the default. The Company will be deemed to be in default of its franchise if:

•	there has been a substantial failure by the Company to discharge an obligation under the Operating Agreement; or

•	the Company has failed or there is a likelihood of it failing substantially to operate the MTR in accordance with the MTR Ordinance;

and the failure (or likely failure) results in or is likely to result in:

(i)	a substantial breakdown of service;

(ii)	the safety of persons traveling on the MTR or being on the MTR premises being endangered in a manner likely to result in serious injury to those persons; or

(iii)	serious injury to or the death of persons traveling on the MTR or being on the MTR premises; or

•	a voluntary winding up of the Company is commenced or a winding up order in respect of the Company is made.

The Secretary for the Environment, Transport and Works of the Hong Kong SAR is empowered by the MTR Ordinance to make, and has adopted, regulations for the purpose of effectively carrying out the provisions of the MTR Ordinance, including:

•	controlling and regulating the maintenance, operations and use of the MTR;

•	providing for the safety of persons being on the MTR; and

•	regulating the use of transport interchanges.

As this section is a summary, it does not describe every aspect of the MTR Ordinance. This summary is subject to and qualified in its entirety by reference to all provisions of the MTR Ordinance.

Operating Agreement

The Operating Agreement contains the detailed provisions for the design, construction, maintenance and operation of the MTR under the Company’s franchise. The Operating Agreement is governed by the laws of Hong Kong. Matters covered by the Operating Agreement include, among others, the matters set forth below.

Compensation

The Government is liable to pay compensation to the Company for the use of, loss of or damage to any property taken possession of by the Government due to the revocation or expiration without extension of the Company’s franchise. Compensation for the use of property will be determined by independent valuers appointed for that purpose. Compensation for the loss of property will be equal to the higher of fair market value or depreciated book value, each as determined by an independent valuer. Compensation for damage to any property that is returned to the Company will be calculated with reference to the reasonable cost of remedying such damage.

Franchise

The Operating Agreement provides for the extension of the Company’s franchise. If the Company’s franchise is extended, it will run for a further period of fifty years from certain specified dates. The Company is not required to pay for the extension of the franchise, and the terms of its franchise for any extended period will not be altered unless: (1) the Company and the Secretary for the Environment, Transport and Works of the Hong Kong SAR agree to an amendment; or (2) the Secretary for the Environment, Transport and Works of the Hong Kong SAR informs the Company that material circumstances have changed such that it is inappropriate for the franchise extension to be on the same terms.

New Railway Projects

Under the Operating Agreement, the Government will ensure that there is a level playing field for the award of future railway projects and a clear framework for those awards. In addition, the Government acknowledged that the Company will require an appropriate commercial rate of return on its investment in any future railway project and that, in order for the Company to earn a commercial rate of return on particular railway projects and maintain its financial standing and profile, financial support for those railway projects may be required. The Government also agreed that it will not require the Company to construct and operate any future railway project. This is subject to the Chief Executive in Council’s ability to give directions under the MTR Ordinance.

Fare Regulation

The Company has autonomy to set its own fares under the Operating Agreement. Prior to implementing any changes, however, the Company must consult the relevant governmental authorities, as well as consider the level of public acceptance of any proposed change based on passenger surveys. The relevant governmental authorities must also be formally notified and a public announcement of any new fare must be made before a fare change is implemented. This consultation and notification procedure does not apply to fare changes which reduce fares and are of a short-term promotional nature. However, the Company is required to notify the relevant governmental authorities seven days in advance of any promotional arrangements.

Performance Requirements and Customer Service Pledges

Under the Operating Agreement, the Company is required to meet certain performance thresholds regarding its railway-related services. These performance requirements cover: (1) train service delivery (which is a measure of the actual train trips run by the Company against the train trips scheduled to be run by the Company); (2) passenger journeys on time (which is a measure of passenger journeys which are delayed by at least five minutes); (3) train punctuality; (4) add value machine reliability; (5) ticket issuing machine reliability; (6) ticket gate reliability; (7) escalator reliability; and (8) passenger lift reliability. In addition, the Company is required to establish customer service pledges relating to each of the categories covered by the performance requirements as well as train reliability, ticket reliability, temperature and ventilation levels and railway cleanliness. Unlike the performance requirements, the customer service pledges are voluntary targets established by the Company and are not contractual obligations relating to performance. For the year 2002, all performance requirements were met and all the Company’s customer service pledges were either met or exceeded, despite the fact that certain targets were raised during 2002.

New Regulations

Under the Operating Agreement, the Government must consult the Company and take into account all reasonable representations made by the Company before the Secretary for the Environment, Transport and Works of the Hong Kong SAR introduces new regulations under the MTR Ordinance.

The Operating Agreement is subject to review every five years or at such other times as the parties may agree. The Operating Agreement may only be modified with the written consent of both parties. The first five-year review is expected to occur on June 30, 2005.

As this section is a summary, it does not describe every aspect of the Operating Agreement. This summary is subject to and qualified in its entirety by reference to all provisions of the Operating Agreement.

Organizational Structure

The Company is incorporated in Hong Kong with limited liability under the Companies Ordinance of the laws of Hong Kong, and is approximately 76% owned by the Government and approximately 24% owned by public shareholders. Set forth below are details of the Company’s subsidiaries as of May 31, 2003.

Name of Subsidiary	Issued and Paid Up Ordinary / Registered Share Capital	The Group’s Effective Ownership Interest	Ownership Interest held by the Company	Ownership Interest held by Subsidiary	Proportion of Voting Power Held	Place of Incorporation / Operation	Principal Activities
Fasttrack Insurance Ltd	HK$77,500,000	100%	100%	–	100%	Bermuda	Insurance underwriting

MTR Corporation (C.I.) Limited	US$1,000	100%	100%	–	100%	Cayman Islands / Hong Kong	Finance

MTR Engineering Services Limited	HK$1,000	100%	100%	–	100%	Hong Kong	Engineering services

MTR Property Agency Co. Limited	HK$2	100%	100%	–	100%	Hong Kong	Property agency

MTR Travel Limited	HK$2,500,000	100%	100%	–	100%	Hong Kong	Travel services

Octopus Cards Limited	HK$42,000,000	57.4%	57.4%	–	49%(1)	Hong Kong	Development and operation of smart card system

MTR Consultancy (Shenzhen) Limited	HK$1,000,000	100%	100%	–	100%	People’s Republic of China	Railway consultancy services

MTR Corporation (Singapore) Pte. Ltd.	S$50,000	100%	100%	–	100%	Singapore	Railway consultancy services

MTR (Shanghai Consultancy) Company Limited	HK$1,000	100%	100%	–	100%	Hong Kong	Railway consultancy services

MTR (Shanghai Metro Management) Limited	HK$1,000	100%	100%	–	100%	Hong Kong	Dormant

MTR (Shanghai Project Management) Limited	HK$1,000	100%	100%	–	100%	Hong Kong	Railway consultancy services

Shanghai Hong Kong Metro Construction Management Co. Ltd.	HK$15,000,000	60%	–	60%	60%	People’s Republic of China	Railway construction management

MTR China Property Limited	HK$1,000	100%	100%	–	100%	Hong Kong	Property management

Shenzhen Donghai Anbo Property Management Co. Ltd.	RMB3,000,000	51%	–	51%	51%	People’s Republic of China	Property management

MTR Finance Lease (001) Limited	US$1	100%	100%	–	100%	Cayman Islands / Hong Kong	Finance

MTR Telecommunication Company Limited	HK$100,000,000	100%	100%	–	100%	Hong Kong	Radio communications services

TraxComm Limited	HK$1,000	100%	100%	–	100%	Hong Kong	Fixed telecommunication network services

Hong Kong Cable Car Limited	HK$1,000	100%	100%	–	100%	Hong Kong	Dormant

Lantau Cable Car Limited	HK$1,000	100%	100%	–	100%	Hong Kong	Dormant

MTR (Estates Management) Limited	HK$1,000	100%	100%	–	100%	Hong Kong	Dormant

(1)	Although the Company holds 57.4% of the issued shares of Octopus Cards Limited, the Company’s voting rights at board meetings of Octopus Cards Limited are limited to 49%. See Note 18 of Notes to the Financial Statements.

Property, Plant and Equipment

Property and Fixed Assets

Prior to 1993, most of the land on which the Company’s railway operations were situated was not subject to a formal lease, but was provided by the Government, subject to two running line leases, with an acknowledgment of the Company’s right to use such property and that the Government had no right to terminate such use. In 1993 and 1997, the Government granted the Company a formal lease of the land on which its railway stations, depots, other civil works, plant and other equipment are situated for the period up to June 30, 2047. In 2000, these leases were extended to June 29, 2050. The Company also has the right to use certain other properties under private treaty grants and short-term leases, which it expects to be able to extend to 2050 under the terms of the Joint Declaration. The Company also has the right to operate the railway part of the Eastern Harbour Crossing until 2008 in return for payment by the Company to the Eastern Harbour Crossing Company Limited of an aggregate of HK$2.6 billion, payable in fixed semi-annual installments of varying amounts through 2007. Pursuant to a letter dated July 14, 2000 from the Secretary for Planning and Lands (now known as the Secretary for Housing, Planning and Lands) to the Company, the Government has agreed that the land supporting the railway element of the Eastern Harbour Crossing will be leased to the Company thereafter at a nominal premium. In addition, the Company and the Secretary for the Treasury (now known as the Secretary for Financial Services and the Treasury) for and on behalf of the Government entered into an agreement on June 30, 2000, in respect of the vesting in the Company of certain assets comprised in the Eastern Harbour Crossing by the Government in 2008 for nominal consideration. Under this agreement, the Company agreed to indemnify the Government for certain amounts which are expected to be nominal.

For information relating to the Company’s other tangible fixed assets and facilities, as well as any material plans to construct, expand or improve the Company’s facilities, please see “— Business Overview”.

Environmental Matters

Environmental issues have assumed an increasingly important role in the design and development of extensions to, and operations of, the MTR and associated property development. In particular, the Company has initiated a proactive environmental management program, which serves to enforce environmental awareness. Through the implementation of an environmental audit program attached to supplier contracts and based on approved environmental management plans, each contractor must comply with and implement the required standards throughout the term of the relevant contract.

Further demonstrating the Company’s commitment to responsible environment management, the Company received the ISO 14001 certification in 2002. The ISO 14001 quality standard is part of a comprehensive series of standards for environmental management published by the International Organization for Standardization, and covers environmental management, including efforts undertaken by companies to minimize harmful effects on the environment caused by their activities.

At many levels within the Company, programs to reduce energy consumption and to reuse and recycle resources are in effect under the Company’s internal environmental management systems policy based on the ISO 14000 standard. In addition, the Company continues to focus on the management and monitoring of noise and wastewater.

Each year, the Company looks for ways to reduce the consumption of electricity. The Company’s traction energy consumption measured in kilowatt hours per kilometer has decreased by 1.6% in 2002 compared to 2001, despite an increase in electricity consumption due to the opening of the Tseung Kwan O Line in August 2002.

The Company has also continued to focus on noise reduction during the construction and operation of its railways. Highlights of the Company’s noise reduction program include the removal of a further 25 track joints and the purchase of an additional high capacity rail grinder.

In 2002, eight additional new water treatment plants and pipeline diversions were completed under the Company’s water drainage and effluent treatment program to reduce the impact on the water quality in Hong Kong.

In addition to infrastructure improvement, the Company continued to promote recycling throughout its operations. In 2002, 941 tons of scrap metal and approximately 50% of spent oil were recycled, the latter resulting in a recovery of 9,414 liters of oil.

The Company believes that its existing operations are in compliance with applicable environmental regulations, to the extent that they apply to the Company.

For projects under development, the Company is required to comply with the statutory processes prescribed by the Government, including submission of an environmental impact assessment to the Environmental Protection Department and satisfactory conclusion of a public consultation period. The Company is also required to comply with the terms of environmental permits issued as a result of its environment impact assessment and applicable environmental regulations in its construction activities.

In connection with the construction of the TKE and the QBR, the Company conducted comprehensive environmental impact assessments that covered a range of environmental concerns, including noise, air and water quality, land use and landscape, visual impact, archaeology and culture, resources, ecology, waste management and man-made hazards. The environmental impact assessments concluded that, by incorporating suitable measures, the environmental impact associated with the construction and operation of the TKE and the QBR could be kept within the stringent requirements imposed by the Environmental Protection Department and in compliance with all other statutory requirements. In particular, the noise impact of railway operations was addressed by an integrated design approach. The final reports of the environmental impact assessments were endorsed by the Advisory Council on the Environment.

Item 5.    Operating and Financial Review and Prospects.

The following discussion should be read in conjunction with the selected financial data set forth in Item 3, “Key Information” and the Financial Statements which appear elsewhere in this Annual Report.

Overview

The Company’s financial strategy is to generate sufficient revenues from customers to cover operating costs, maintain and improve the quality of plant and equipment, service and repay debt and earn a reasonable rate of return for its shareholders. The Company’s principal sources of revenue are railway and related operations (including fare revenue, station commercial revenue, advertising, kiosk rental, consultancy services, telecommunication coverage income and other income related to the operation of the railway), property ownership and management and property development.

The Company’s results of operations are generally affected by, among other factors, patronage, fare levels, competition, the state of the Hong Kong economy, consumer preferences among transportation modes and frequency of travel and demographic trends. The Airport Express Line’s contribution to fare revenue is principally driven by tourist arrivals and departures. Over the past decade, until 1998, economic and population growth have contributed to passenger and fare revenue growth. The opening of the Western Harbour Tunnel in 1997 has contributed to a decline in passenger patronage for the Company. In 1999, the continuing economic downturn and competition from bus operators caused a further decrease in passenger patronage. Despite the decline in passenger patronage, however, total fare revenue in 1999 increased as compared to 1998. This was primarily a result of the full year revenue contribution by the Tung Chung and Airport Express Lines in 1999, as compared to six months in 1998. In 2000, competition from bus operators caused a further decrease in passenger patronage. Despite the decline in passenger patronage, however, total fare revenue in 2000 increased as compared to 1999. This was primarily a result of the average fare for passengers on the Airport Express Line increasing from HK$42.8 to HK$53.1 after the 30% introductory promotional fare discount was reduced to 10%, as well as the additional HK$0.10 collected by the Company per journey by each passenger using an Octopus card since July 2000.

In 2001, patronage decreased again primarily as a result of deteriorating economic conditions in Hong Kong, competition from other modes of transportation and population migration from urban areas to the New Territories, which are not served by the MTR. Despite the decline in passenger patronage, total fare revenue in 2001 increased as compared to 2000. This was primarily a result of the average fare for passengers on the Airport Express Line increasing from HK$53.1 to HK$62.5 after removal of the remaining 10% fare discount in July 2001, as well as an increase in the average MTR Lines fare from HK$6.73 in 2000 to HK$6.81 in 2001 due to the full year effect of the additional HK$0.10 collected by the Company per journey by each passenger using an Octopus card. In 2002, despite a decrease in patronage on the Airport Express Line, the Company’s overall patronage increased by 2.5% to 786 million passengers. This increase was primarily due to the opening of the Tseung Kwan O Line. The continued decrease in patronage on the Airport Express Line was primarily due to the elimination of the 10% fare discount in July 2001. In addition, overall air passenger traffic continued to be affected by the tragic events of September 11, 2001 in the United States and a weak economic environment. Fare revenues for the MTR Lines increased only marginally in 2002 as compared to 2001, primarily due to promotional offers, while fare revenues for the Airport Express Line declined by 2.0% to HK$553 million as a result of a decline in passenger patronage.

The Company aims to increase fare revenue by using differential pricing by passenger type and journey duration and by keeping fare increases roughly in line with the rate of inflation. The Company also supplements its fare revenue with other sources of revenue, such as advertising and kiosk rentals in MTR stations, property development and property ownership and management, as well as fees from telecommunications coverage in the railway system and consulting services. The Company controls costs through the adoption of measures designed to, among other things, increase employee productivity and improve asset efficiency.

Substantially all of the Company’s depreciation charges are attributable to its railway operations. As a result, following the implementation of new railway projects, the Company’s operating profit from railway and related operations after depreciation and the operating margin from railway and related operations are typically adversely affected by the significantly higher depreciation charges. In addition, the Company’s net results are typically affected by the significant amount of interest and finance charges on its indebtedness arising from the financing of such railway projects. The implementation of new railway projects involves substantial capital expenditure and requires long periods of time to generate the necessary returns. The Company’s interest and finance charges and depreciation charges have increased significantly as a result of the commencement of operations of the Tung Chung and Airport Express Lines in 1998. As expected, the commencement of operations of the Tseung Kwan O Line in August 2002 has also significantly increased the Company’s depreciation and interest charges.

The total number of passengers carried on MTR Lines increased approximately 31% from 593 million in 1987 to 777 million in 2002. However, between 1998 and 2002, the total number of annual passengers carried on the MTR Lines decreased approximately 2.1% to 777 million from 794 million, primarily due to increased competition from bus operators and the economic downturn in Hong Kong. The total number of passengers on the Airport Express Line decreased from 10.3 million in 2000 to 9.0 million in 2001, primarily as a result of the removal of the remaining 10% fare discount from July 2001 and the decline in air travel during the fourth quarter of 2001. The total number of passengers on the Airport Express Line decreased from 9.0 million in 2001 to 8.5 million in 2002, primarily as a result of the elimination of the 10% fare discount. In addition, overall air passenger traffic continued to be affected by the tragic events of September 11, 2001 in the United States and a weak economic environment.

Operating profit from railway and related operations (before depreciation) increased from HK$3,912 million in 2000 to HK$4,053 million in 2001. This increase was primarily due to the increase in revenue from the Airport Express Line and property ownership and management, together with the 3.3% reduction in operating expenses resulting primarily from reductions in staff costs, repairs and maintenance expenses and general and administrative expenses. In addition, the Company’s operating margin from railway and related operations (operating profit from railway and related operations before depreciation divided by revenue) increased from 51.7% in 2000 to 53.4% in 2001. Operating profit from railway and related operations (before depreciation) decreased from HK$4,053 million in 2001 to HK$4,014 million in 2002. This decrease was primarily due to a write-off in the amount of HK$218 million on project study costs and deferred expenditure for the Shatin to Central Link and the North Island Link together with its related improvement works, which was partially offset by an increase in revenue from the property ownership and management and the station commercial and other revenue and the reduction in staff costs. As a result, the Company’s operating margin from railway and related operations (operating profit from railway and related operations before depreciation divided by revenue) decreased to 52.2% in 2002 from 53.4% in 2001.

In conjunction with its railway construction activities, the Company has been involved in the development of residential and commercial properties above and adjacent to MTR stations and depots under agreements with various property developers. Property development has historically produced significant profits for the Company which it has used to supplement associated railway returns, thereby contributing to an improved rate of return on the investment cost of constructing new railway projects. The amount and timing of property development profits have been largely driven by the scale and progress of various property developments associated with new railway projects with which the Company has been involved as well as the state of the property market in Hong Kong. There can be no assurance, however, with respect to the future trends of such revenues, which will be heavily dependent on market conditions. The Company was granted significant rights to develop additional properties in connection with the construction of the Tung Chung Line, the Airport Express Line and the Tseung Kwan O Line, and is currently involved in the process of developing such properties with third-party developers. See Item 4, “Information on the Company — Business Overview — Property Development”. In cases where payments received from developers exceed the related expenditures incurred by the Company, such excess is recorded as deferred income. See Note 16 of Notes to the Financial Statements.

The Company’s principal railway operating costs are depreciation costs, staff costs, energy and utilities costs and repair and maintenance costs, which accounted for approximately 45%, 31%, 10% and 7%, respectively, of total railway operating costs in 2002. In addition, the Company recognized in 2002 a write-off in the amount of HK$218 million on project study costs and deferred expenditure for the Shatin to Central Link and the North Island Link together with its related improvement works, which accounted for approximately 3.5% of total operating costs for that year. The Company’s staff costs are influenced by inflation, labor productivity, the relative supply and demand for labor in Hong Kong and other factors. Energy costs are influenced by car miles operated, asset efficiency, market prices for coal, electricity tariffs and other factors.

The Company has historically relied on equity injections from the Government, debt financing and funds from railway and related operations and property development profits to finance the construction and operation of the MTR and it is possible that future major railway projects will be financed by a mixture of funds from these different sources. The level of the Company’s indebtedness reflects a decision by the Company as to an appropriate ratio of debt to shareholder funds, which takes into account the Company’s cash requirements and the impact of additional indebtedness on its credit ratings and cost of debt financing.

On June 25, 2002, the Government awarded the proposed Shatin to Central Link railway project to the KCRC. The Shatin to Central Link is expected to be completed in 2009. Upon completion, operation of the Shatin to Central Link by the KCRC is expected to result in a decrease in the Company’s revenues and may have a material adverse effect on the Company’s results of operation. See Item 3, “Key Information — Risk Factors — Risks relating to the Company and its business”.

The following table sets forth the Company’s operating profit from railway and related operations before depreciation and operating profit after depreciation but before interest and finance charges for the periods indicated.

	Year Ended December 31,(1)
	2000		2001(2)		2002		2002
	(in millions, except percentages)
Operating profit from railway and related operations before depreciation(3)
Railway(4)	HK$2,369	60.6%	HK$2,545	62.8%	HK$2,400	59.8%	US$308
Station commercial and other revenue	818	20.9%	776	19.1%	794	19.8%	102
Rental and management income	725	18.5%	732	18.1%	820	20.4%	105

	HK$3,912	100.0%	HK$4,053	100.0%	HK$4,014	100.0%	US$515

Operating profit after depreciation and before interest and finance charges(5)
Railway(4)	HK$368	7.1%	HK$466	9.1%	HK$37	0.7%	US$5
Station commercial and other revenue	730	14.0%	679	13.3%	688	13.0%	88
Rental and management income	723	13.9%	730	14.2%	819	15.4%	105
Property development	3,376	65.0%	3,248	63.4%	3,755	70.9%	481

	HK$5,197	100.0%	HK$5,123	100.0%	HK$5,299	100.0%	US$679

(1)	The 2001 and 2002 annual accounts include the group accounts of the Company and its subsidiaries. The 2000 annual accounts include only the accounts of the Company in view of the Company having no effective control over the board of directors of one of its subsidiaries, Octopus Cards Limited, and the insignificant amounts involved in the other subsidiaries.
(2)	Due to the adoption of SSAP 34, “Employee Benefits”, issued by the Hong Kong Society of Accountants, which became effective on January 1, 2002, a restatement of the 2001 financial data was necessary. See Note 42A of Notes to the Financial Statements.
(3)	Depreciation was HK$2,091 million in 2000, HK$2,178 million in 2001 and HK$2,470 million in 2002.
(4)	Includes unallocated corporate expenses.
(5)	Interest and finance charges were HK$1,142 million in 2000, HK$874 million in 2001 and HK$1,125 million in 2002.

The recent outbreak of SARS severely decreased the level of economic activity and adversely affected economic growth in Hong Kong by, among other things, disrupting consumer spending and adversely affecting tourist arrivals. This decrease in economic activity in Hong Kong, among other things, reduced patronage on the MTR Lines, although the average MTR Lines weekday patronage has returned to over 2 million from a low point of 1.8 million in April 2003. In addition, average Airport Express Line daily patronage decreased from 19,700 in March 2003 to 9,700 in April 2003 and to 9,200 in May 2003. However, the Company expects patronage on the Airport Express Line to improve, and patronage on the MTR Lines to continue to improve, as the public health authorities in Hong Kong contain the spread of SARS.

Cross-Border Leasing Transaction

On March 23, 2003, the Company and one of its subsidiaries entered into a cross-border lease out/lease back transaction (the “Leasing Transaction”) with certain institutional investors with respect to certain of its passengers cars with a total original cost of HK$3,112 million and a total net book value of HK$1,936 million as of December 31, 2002. Subject to certain events of default under the Leasing Transaction, the Company retains legal title to these assets, and there are no restrictions on the Company’s ability to utilize these assets in the operation of the railway business.

As a result of the Leasing Transaction, the Company received total cash of approximately HK$3,688 million and committed to making long-term lease payments with an estimated net present value of approximately HK$3,551 million, which will be made from special-purpose accounts established by the Company. The net cash amount received by the Company in the Leasing Transaction has been recorded as deferred income and is being released to the Company’s profit and loss account in two portions over the lease terms of 21.7 years and 29.7 years, respectively. The Company is providing a guarantee that covers all payment and performance obligations of its subsidiary involved in the Leasing Transaction.

Critical Accounting Policies

The preparation of financial statements requires the Company’s management to make decisions based upon estimates, assumptions and factors that it considers relevant to the circumstances. The Company believes that of its principal accounting policies, as set forth in Note 1 to the Financial Statements, the following may involve a higher degree of judgment and estimation.

Estimated Useful Life and Depreciation of Property, Plant and Equipment

The Company estimates the useful lives of the various categories of property, plant and equipment on the basis of their design lives, the planned asset maintenance program and actual usage experience. Depreciation is calculated using the straight-line basis at rates sufficient to write off their cost or valuation over their estimated useful lives. The estimated useful lives are reviewed regularly in the light of actual asset condition, usage experience and the current asset replacement program. The depreciation charge for current and future periods is adjusted if there are significant changes from previous estimates.

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment at each balance sheet date to identify indications that the carrying amount of the assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the recoverable amounts of the assets. In analyzing potential impairment, the Company uses projections of future cash flows from the assets. These projections are based on the management’s view of the assignment of a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Properties Held for Sale

When the Company receives properties as profit distribution from a development project and holds them for sale, those properties are stated in the balance sheet at the lower of cost, which is deemed to be their net realizable value upon receipt, or their net realizable value at the balance sheet date. Net realizable value represents the estimated selling price less costs to be incurred in selling the properties. However, depending on actual market conditions, the actual net realizable value may differ materially from the amounts stated in the balance sheet.

Project Provisions

The Company establishes project provisions for the settlement of estimated claims that may arise under various contracts due to time delays, additional costs or other unforeseen contingencies common to major construction projects. The Company capitalizes the project provisions as part of the assets upon completion of the project. The claims provisions are estimated based on an assessment of the Company’s liabilities under each contract. The actual settlement, however, may differ materially from the claims provision.

Pensions Costs

The determination of the Company’s obligation and expense for the defined benefit element of the Company’s retirement scheme is dependent on certain assumptions and factors. These include assumptions about the discount rate, rate of future compensation increases, long-term expected return on plan assets and the actuarial valuation methodology adopted. See Note 36 of Notes to the Financial Statements. In addition, the Company’s actuarial consultants also use factors to estimate items such as expected rates of mortality, turnover and retirement age. The assumptions and factors used by the Company may differ materially from actual results due to changing market and economic conditions, earlier or later retirement ages or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension obligation or expense recorded by the Company.

Provisions and Contingent Liabilities

The Company recognizes provisions for liabilities of uncertain timing or amount when the Company has a legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as contingent liability.

Operating Results

The financial statements included in this Annual Report on Form 20-F for the years ended December 31, 2001 and 2002 include the results of the Company and its subsidiaries (the “Group”). The financial statements included in this Annual Report on Form 20-F for the year ended December 31, 2000 include only the results of the Company in view of the Company having no effective control over the board of directors of one of its subsidiaries, Octopus Cards Limited, and the insignificant amounts involved in the other subsidiaries.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenue increased by 1.2% to HK$7,686 million (US$986 million) in 2002 from HK$7,592 million in 2001. This increase was primarily due to an increase of station commercial and other revenue and an increase of rental and management income, which was partially offset by a decrease in total fare revenue.

Total fare revenue decreased by 0.1% to HK$5,720 million (US$734 million) in 2002 from HK$5,728 million in 2001. This decrease was principally a result of a decrease in fare revenue from the Airport Express Line, which was partially offset by an increase in fare revenue from the MTR Lines. The increase in fare revenue from the MTR Lines was primarily due to the commencement of operations of the Tseung Kwan O Line in August 2002, which more than offset the negative effects on patronage arising from deteriorating economic conditions in Hong Kong, competition from other modes of transportation and population migration from urban areas to the New Territories. The decrease in fare revenue from the Airport Express Line was primarily due to the elimination of the 10% fare discount. In addition, overall air passenger traffic continued to be affected by the tragic events of September 11, 2001 in the United States and sustained weak economic conditions in Hong Kong.

Station commercial and other revenue (which includes advertising, kiosk rental, telecommunication, consultancy and other income) increased by 0.6% to HK$979 million (US$125 million) in 2002 from HK$973 million in 2001. This increase was mainly due to an increase in revenue from railway consultancy services, an increase in station commercial revenues as floor space increased following the opening of the Tseung Kwan O Line, the completion of the renovations to increase the range and quality of retail outlets at Central and Kowloon Bay stations and an increase in revenue from the provision of telecommunication services within the MTR network, which together more than offset a decrease in revenue from advertising.

Rental and management income rose by 10.8% to HK$987 million (US$127 million) in 2002 from HK$891 million in 2001, primarily as a result of higher rental income due to renovations at Telford Boulevard and Paradise Mall and the performance of the Company’s shopping centers, which maintained a 100% occupancy rate, and an increase in management income from newly completed Airport Railway properties.

Total operating expenses increased by 3.8% to HK$3,672 million (US$471 million) in 2002 from HK$3,539 million in 2001. This resulted principally from the recognition in 2002 of a non-recurring write-off in the amount of HK$218 million (US$28 million) relating to project study costs and deferred expenditures for the Shatin to Central Link and the North Island Link together with its related improvement works, which was partially offset by a 19.1% decrease in expenses relating to railway support services, a 6.1% decrease in expenses relating to station commercial and other business and a 4.1% decrease in staff costs and related expenses.

As a result of the foregoing, operating profit from railway and related operations before depreciation decreased by 1.0% to HK$4,014 million (US$515 million) in 2002 from HK$4,053 million in 2001. The operating margin from railway and related operations (operating profit from railway and related operations before depreciation divided by revenue) decreased to 52.2% in 2002 from 53.4% in 2001.

The Group recognized property development profits of HK$3,755 million (US$481 million) in 2002 compared to HK$3,248 million in 2001. These profits were primarily attributable to the profit recognition of deferred income and sharing of profits and assets in kind in respect of certain Airport Railway developments in line with the progress of construction and pre-sales of the relevant development projects.

As a result of the foregoing, total operating profit before depreciation increased by 6.4% to HK$7,769 million (US$996 million) in 2002 from HK$7,301 million in 2001.

Depreciation increased by 13.4% to HK$2,470 million (US$317 million) in 2002 from HK$2,178 million in 2001. This increase was primarily a result of the commencement of operations of the Tseung Kwan O Line in August 2002. Substantially all of the depreciation charges were attributable to the Group’s railway operations.

Total operating profit after depreciation and before interest and finance charges increased by 3.4% to HK$5,299 million (US$679 million) in 2002 compared to HK$5,123 million in 2001.

Interest and finance charges (net of interest income) increased by 28.7% to HK$1,125 million (US$144 million) in 2002 from HK$874 million in 2001. This increase was primarily due to the discontinuation of capitalization of interest with respect to the TKE upon its completion, which was partially offset by an increase in interest income and lower interest rates in 2002, which reduced the average cost of borrowing, as well as lower levels of borrowings related to railway operations. The average interest rate paid on borrowing decreased to 5.4% in 2002 from 6.6% in 2001.

After including the Group’s share of Octopus Cards Limited’s earnings of HK$39 million (US$5 million), profit for the year attributable to shareholders decreased by 1.5% to HK$4,212 million (US$540 million) in 2002 from HK$4,278 million in 2001.

The Group recorded a provision for profits tax of HK$1 million in 2002 for overseas tax liabilities in respect of consultancy services income earned outside of Hong Kong, chargeable at the appropriate current rates of taxation ruling in the relevant countries. No provision for Hong Kong profits tax has been made, as the Company and its local subsidiaries either had substantial accumulated tax losses brought forward which are available for set-off against the current year’s assessable profits or have sustained tax losses as of year end. As of December 31, 2002, the Company had substantial accumulated tax losses carried forward totaling approximately HK$27 billion (US$3 billion) available for set-off against future assessable profits.

The Company paid an interim dividend of HK$717 million (US$92 million), or HK$0.14 per share, on October 29, 2002. A final dividend for 2002 of HK$1,444 million (US$185 million), or HK$0.28 per share, was approved by the Company’s shareholders at the annual general meeting on May 15, 2003. Both the interim dividend and proposed final dividend for 2002 include a scrip alternative for shareholders with Hong Kong addresses, which allows such shareholders to receive all or a portion of their dividend in shares as opposed to cash. The Government has undertaken to elect to receive its entitlement in scrip form in such amount as to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash. Furthermore, in order for the Company to achieve an appropriate commercial rate of return on the Penny’s Bay Rail Link, the Government has agreed to provide assistance to the Company through the waiver by the Financial Secretary Incorporated of its entitlement to cash dividends totaling HK$798 million at net present value as of December 31, 2001 starting from the financial year 2002 onwards. See Item 4, “Information on the Company — History and Development of the Company — Capital Expenditures and Divestitures — Penny’s Bay Rail Link”.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenue increased by 0.2% to HK$7,592 million in 2001 from HK$7,573 million in 2000. Total fare revenue increased by 0.2% to HK$5,728 million in 2001 from HK$5,715 million in 2000. This increase was principally a result of an increase in Airport Express Line fare revenue due to the removal of the remaining 10% fare discount in July 2001, which was partially offset by a decrease in fare revenue from the MTR Lines due to deteriorating economic conditions in Hong Kong, competition from other modes of transportation and population migration from urban areas to the New Territories, which are not served by the MTR.

Station commercial and other revenue (which includes advertising, kiosk rental, telecommunication, consultancy and other income) decreased by 1.8% to HK$973 million in 2001 from HK$991 million in 2000. This decrease was primarily due to the deflationary economic environment prevailing in Hong Kong during this period, which resulted in reduced revenue from advertising that more than offset the increase in revenue from railway consultancy services and station kiosk rental.

Rental and management income rose by 2.8% to HK$891 million in 2001 from HK$867 million in 2000, primarily as a result of an increase in negotiated rents following the completion of significant renovations at Paradise Mall and Telford Plaza.

Total operating expenses decreased by 3.3% to HK$3,539 million in 2001 from HK$3,661 million in 2000. This resulted principally from a 25.1% decrease in general and administrative expenses, a 4.2% decrease in repair and maintenance expenses, a 2.4% decrease in staff costs and a 40.7% decrease in other expenses.

As a result of the foregoing, operating profit from railway and related operations before depreciation increased by 3.6% to HK$4,053 million in 2001 from HK$3,912 million in 2000. The operating margin from railway and related operations (being the operating profit from railway and related operations before depreciation divided by revenue) increased to 53.4% in 2001 from 51.7% in 2000.

The Group recognized property development profits of HK$3,248 million in 2001 compared to HK$3,376 million in 2000. These profits were primarily attributable to the profit recognition of deferred income and sharing of profits relating to Tung Chung, Kowloon and Olympic station developments in line with their construction progress and the pre-sale of properties. The lower property development profits recognized in 2001 reflected primarily the depressed property market conditions in Hong Kong. In accordance with the Group’s accounting policies, these profits are recognized in line with the progress of construction and pre-sales of the relevant development projects.

As a result of the foregoing, total operating profit before depreciation increased by 0.2% to HK$7,301 million in 2001 from HK$7,288 million in 2000.

Depreciation increased by 4.2% to HK$2,178 million in 2001 from HK$2,091 million in 2000. This was primarily a result of the commencement of operations of the QBR in September 2001. Substantially all of the depreciation charges were attributable to the Group’s railway operations.

Total operating profit after depreciation and before interest and finance charges decreased by 1.4% to HK$5,123 million in 2001 compared to HK$5,197 million in 2000.

Interest and finance charges (net of interest income) decreased by 23.5% to HK$874 million in 2001 from HK$1,142 million in 2000. This decrease was primarily due to lower interest rates in 2001, which reduced the average cost of borrowing, as well as lower levels of borrowings relating to railway operations. The average interest rate paid on borrowing decreased to 6.6% in 2001 from 7.8% in 2000.

After including the Group’s share of Octopus Cards Limited’s earnings of HK$29 million, profit for the year attributable to shareholders increased by 5.5% to HK$4,278 million in 2001 from HK$4,055 million in 2000.

No provision for profits tax has been made in the consolidated profit and loss account in 2001, as the Company and its subsidiaries either had substantial accumulated tax losses brought forward which are available for set-off against the current year’s assessable profits or have sustained tax losses as of year end. As of December 31, 2001, the Company had substantial accumulated tax losses carried forward totaling approximately HK$28 billion available for set-off against future assessable profits.

The Company paid an interim dividend of HK$703 million, HK$0.14 per share, on November 2, 2001. A final dividend for 2001 of HK$1,415 million, or HK$0.28 per share, was approved by shareholders at the annual general meeting on May 16, 2002. Both the interim dividend and the final dividend for 2001 included a scrip alternative for shareholders with Hong Kong addresses, which allows such shareholders to receive all or a portion of their dividend in shares as opposed to cash.

Inflation and Fares

From 1995 until 1998, the Company increased its scheduled fares roughly in line with inflation. The average annual fare increase from 1979, when the MTR became operational, until the end of 2002 has been 5.9%, which is equal to the average annual increase in the Consumer Price Index (A) for the same period but lower than the average Hong Kong payroll index increase of 10.7% for the same period. In light of the unfavorable economic conditions prevailing in Hong Kong during 1998, the Company decided to forgo a fare increase for the Kwun Tong, Tsuen Wan and Island Lines. Due to the continued economic downturn and the general deflationary environment in Hong Kong, the Company maintained the same general fare throughout 1999, 2000, 2001 and 2002 for the MTR Lines. In addition, 30% discounted fares for the Airport Express Line were maintained throughout 1999 and the first half of 2000. Such 30% discount was adjusted to 10% on July 3, 2000 and discontinued entirely on July 1, 2001. The Company also decided to collect HK$0.10 per journey by each passenger using an Octopus card on the MTR commencing July 3, 2000 to contribute towards a portion of the costs of installing platform screen doors in 30 underground stations on the Kwun Tong, Tsuen Wan and Island Lines. Due to the continued poor economic environment in Hong Kong, the Company decided not to implement the 2.3% fare increase, initially planned for April 2002. The Company does currently not expect to be able to increase fares in 2003. See Item 4, “Information on the Company — Business Overview — Railway Operations — Fares”.

Liquidity and Capital Resources

The Group has outstanding capital commitments and plans for capital expenditures to upgrade and replace assets used in connection with the existing MTR network. See “— Capital Requirements”, “— Capital Resources”, Item 4, “Information on the Company — History and Development of the Company — Capital Expenditures and Divestitures” and Item 4, “Information on the Company — Business Overview — Capital Expenditures”.

Capital Requirements

As of December 31, 2002, the Group had an aggregate of approximately HK$2.4 billion (US$0.3 billion) in outstanding contracted commitments for capital expenditures relating primarily to the operations of the current MTR network. See “— Capital Resources”, Item 4, “Information on the Company — History and Development of the Company — Capital Expenditures and Divestitures” and Item 4, “Information on the Company — Business Overview — Capital Expenditures”.

In December 1994, the Hong Kong Government Transport Branch announced a comprehensive long range Railway Development Strategy providing a framework for planning the future expansion of Hong Kong’s railway network. Decisions to build particular railway extensions will be dependent on the outcome of detailed engineering and financial studies. In response to the Government’s Railway Development Strategy and its request for a proposal from the Company with respect to the expansion of its existing railway system, feasibility studies for the QBR and the TKE were completed. Preliminary design work was conducted throughout 1996, and in December 1996 the Government gave its approval in respect of two extensions to the existing MTR network. The first approval was received for the design and construction of the existing Kwun Tong Line extension from Quarry Bay to North Point to provide congestion relief. The design and construction works contract for the QBR was awarded in September 1997, and construction work in preparation for tunnelling commenced in October 1998. The QBR was completed in September 2001.

The second approval was received to undertake the design for the TKE, a six-station extension inclusive of the provision for (but not the construction of) a station adjacent to the proposed depot at Area 86, the Tseung Kwan O South station. Construction of the TKE commenced in November 1998, and was completed over four months ahead of the Company’s project obligation to the Government. The TKE was completed at a cost to the Company of approximately HK$16 billion, compared to the original estimate of HK$30.5 billion. The Group has financed these costs from its own internal resources and from borrowings, without any additional equity injection by the Government. The TKE consists of the Tseung Kwan O Line, which commenced operations on August 18, 2002 and runs from Po Lam in Tseung Kwan O new town through the Eastern Harbour Crossing, connecting with the existing Quarry Bay station of the Island Line and terminates at the North Point station. The TKE also includes a branch to a depot and the future Tseung Kwan O South station. The new line supports the development of the Tseung Kwan O new town and of the Yau Tong area in the southeast region of the New Territories. Tseung Kwan O is one of Hong Kong’s major strategic growth areas with a target population of about 520,000 by the year 2011. As part of the TKE, the Company has undertaken and will undertake certain property developments in order to enhance the financial viability of the project.

On July 24, 2002, the Company entered into a project agreement with the Government relating to the financing, design, construction, operation and maintenance of the Penny’s Bay Rail Link. When completed, the Penny’s Bay Rail Link will provide a rail-shuttle service between the Tung Chung Line at Yam O and the new Hong Kong Disneyland theme park, which is expected to open in 2005 or early 2006. The project involves approximately 2.17 new route miles and two new stations and is expected to be completed by July 1, 2005 at an estimated cost of approximately HK$2.0 billion.

The Government has previously acknowledged that the Company will require an appropriate commercial rate of return on its investment in any new railway project, which the Government has previously recognized would ordinarily be between 1% and 3% above the estimated weighted average cost of capital of the Company, and that financial and other support from the Government may be required with respect to any new railway project. In order to provide assistance in respect of the Penny’s Bay Rail Link project, the Government agreed to ensure that any claim for or entitlement to (as against the Company) such amount of dividends representing the Government’s beneficial entitlement to cash dividends in respect of the financial year ended December 31, 2002 and thereafter as is equivalent to the “funding gap” will be waived as against the Company. For this purpose, the “funding gap” means a net present value amount (as at the end of 2001) of HK$798 million, calculated using a discount rate of 11.25% (being the expected rate of return on the project), as more particularly defined in the project agreement for the Penny’s Bay Rail Link. Together with the Government’s assistance, the rate of return on the Penny’s Bay Rail Link project is expected to be approximately 11.25% per annum.

In July 2002, the Company awarded the main contract for Yam O station and foundation work is currently underway. In the same month, the Company awarded the contract for the Tai Yam Teng tunnel connecting the north and south parts of the site and preparatory construction work has begun. As of December 2002, the Company had awarded 13 of 14 major civil engineering and mechanical and electrical contracts for the Penny’s Bay Rail Link project. Rather than purchase new rolling stock for the line, the Company has decided to pursue the more cost-effective route of converting existing trains. As of December 31, 2002, the Company had incurred expenditures of HK$285 million on this project, and had authorized outstanding commitments on contracts related to this project totaling HK$825 million.

In July 2002, the Government awarded to the Company, on a provisional basis, a 30-year franchise to construct and operate a cable car system to link Tung Chung with Ngong Ping, site of the Po Lin Monastery and the statue of Buddha. The approximately
17-minute cable car ride will rise 400 meters above sea level and offer views over Tung Chung Valley, the Hong Kong International Airport and out to sea as far as the Macau Special Administrative Region. The Tung Chung Cable Car project is budgeted to cost HK$750 million and is expected to commence operation in the second half of 2005. The Company and the Government are currently negotiating the terms of this project. Construction is expected to begin in the second half of 2003 after the enactment of the necessary legislation and the formal signing of the relevant project agreement and private treaty grant. As of December 31, 2002, the Company had incurred expenditures of HK$17 million on this project, which was regarded as deferred expenditure in the consolidated balance sheet. The Company has also entered into negotiations with the Government relating to three entrustment agreements under which the Company will carry out works ancillary to the Tung Chung Cable Car project on behalf of the Government. The total costs of these works are approximately HK$100 million and will be funded by the Government.

On January 21, 2003, the Government requested that the Company should proceed with the planning on the South Island Line, which is estimated to cost HK$10 billion at December 2000 prices. The South Island Line is considered by the Company to be a natural extension of the network to serve the western and southern areas of Hong Kong Island. From a proposed interchange with the West Island Line at Belcher station, the South Island Line envisages seven intermediate stations from the Cyberport to Happy Valley before connecting with the Island Line at Wan Chai station.

On January 21, 2003, the Government decided that the Company should also proceed with the planning on the first phase of the West Island Line, which will connect Sheung Wan and the Belcher’s estate and which is estimated to cost HK$5.2 billion at December 2000 prices.

Taking into account the Penny’s Bay Rail Link and Tung Chung Cable Car projects, the Company’s capital expenditure program for the three years between 2003 and 2005 is estimated to total HK$7.2 billion.

The Group has entered into certain forward foreign exchange contracts with respect to the majority of foreign currency obligations under past and currently outstanding construction contracts, and expects to enter into additional forward foreign exchange contracts with respect to such obligations on future construction contracts if such contracts are available on commercially reasonable terms.

The Group’s outstanding indebtedness, as of December 31, 2002, was HK$33.5 billion (US$4 billion). For the year ended December 31, 2002, the Group’s principal repayments of outstanding indebtedness amounted to approximately HK$1.6 billion (US$0.2 billion). Principal repayment obligations with respect to indebtedness outstanding as of December 31, 2002 in each year through 2006 and thereafter are set forth below:

	2003	2004	2005	2006	Thereafter
	(in billions)
Principal repayment obligations as of December 31, 2002	HK$4.8	HK$8.6	HK$4.5	HK$3.7	HK$11.9

Capital Resources

In order to meet the Group’s future capital requirements, including those for which outstanding commitments have been made, the Group expects to rely principally upon funds provided by operations, profits from property developments and debt financing.

Operations. The Group expects to obtain a portion of its capital requirements from funds provided by operations. For the year ended December 31, 2002, operating profit after depreciation (including property development profits) before interest and finance charges were HK$5.3 billion. The amount of funds provided by operations in the future will depend upon the Group’s operating profit before depreciation and changes in the major components of working capital, including debtors, creditors, accrued expenses and provisions and losses on asset dispositions. See “— Overview”.

Property Developments. The Group may obtain a portion of its capital requirements from funds provided by its property development activities, including upfront payments from property developers and profit distributions from the sale of developed properties. The amount of funds provided by its property development activities will be heavily dependent upon the prevailing conditions in the Hong Kong property market. Property development profits recognized in 2002 totaled HK$3.8 billion and primarily related to recognition of deferred income and sharing of profits and assets in kind in respect of certain Airport Railway developments in line with the progress of construction and pre-sales of the relevant development projects.

Borrowings. The Group also expects to fund a portion of its capital requirements from the incurrence of indebtedness. The amount of indebtedness that the Group will incur will depend upon the actual cost of its capital programs, the results of its existing operations, factors affecting its interest expense, initiation of new capital investment programs and other factors. In view of the anticipated borrowings by the Group in connection with the Penny’s Bay Rail Link, the Tung Chung Cable Car and capital expenditures for the existing MTR system, the Group may incur certain indebtedness in advance of when proceeds will be required, in order to facilitate a more orderly and cost effective capital raising program. The Group would use the proceeds of any such indebtedness to purchase investments which would be liquidated as funds are required. Such investments would be substantially limited to short-term bank deposits, high quality corporate instruments and government debt instruments, primarily denominated in Hong Kong Dollars. As part of its financing program, the Group raised approximately HK$3.5 billion in a retail bond offering to investors resident in Hong Kong in May 2002.

The Group’s ability to raise funds through borrowings in the amounts required will depend upon its financial condition and results of operations, its credit rating, economic and political conditions, the liquidity of Hong Kong and international capital markets and other factors. An increase in interest rates or future adverse economic developments in Hong Kong could have an adverse effect on the Group’s borrowing costs, financial condition and results of operations.

Liquidity

The Group’s liquidity is dependent upon its results of operations as well as the factors discussed under “— Capital Requirements” and “— Capital Resources” above. In addition, the Group’s liquidity is subject to a variety of other factors, including those relating to interest rates and rates of currency exchange discussed below.

For the year ended December 31, 2002, the Group had interest and finance charges (net of interest income and amounts capitalized) of HK$1,125 million (US$144 million), which was primarily attributable to a discontinuation of capitalization of interest with respect to the Tung Chung Line, the Airport Express Line, the QBR and the TKE upon their completion. The weighted average interest cost on outstanding indebtedness (excluding obligations under finance leases) for 2002 was 5.4%. As of December 31, 2002, HK$20,325 million (US$2,606 million), or 62%, of the Group’s outstanding debt (excluding obligations under finance leases) bore interest at fixed rates or bore interest at floating rates, but was covered by interest rate swap agreements which fixed the interest cost to the Group. The remaining HK$12,575 million (US$1,612 million), or 38%, of the Group’s outstanding debt (excluding obligations under finance leases) bore interest at floating rates.

All outstanding long-term debt is unsecured, with maturities ranging from 2003 to 2018, and a significant portion of such debt will mature in the years 2003, 2004, 2005, 2009 and 2010.

The following table sets forth the maturity of the Group’s notes, long-term and short term bank loans and bank overdrafts outstanding as of December 31, 2002:

	Notes		Long-term loans		Short-term loans and bank overdrafts
	(in millions)
During 2003	HK$	4,251	HK$	403	34
During 2004	HK$	4,415	HK$	4,073	—

	Notes		Long-term loans		Short-term loans and bank overdrafts
	(in millions)
During 2005	HK$	4,319	HK$	73	—
During 2006	HK$	2,450	HK$	1,073	—
During 2007 and thereafter	HK$	11,482	HK$	327	—

The following table sets forth information on the Group’s material contractually obligated payments for the periods indicated as of December 31, 2002:

	Payments Due by Period
Contractual Obligations	Total		Less than 1 Year		1-3 Years		4-5 Years		More than 5 Years
	(in millions)
Long-term debt	HK$	32,866	HK$	4,654	HK$	12,880	HK$	3,595	HK$	11,737
Financial lease obligations		608		103		233		272		—
Operating leases		9		7		2		—		—
Equipment or other purchase obligations		656		656		—		—		—
Construction works and assets under construction(1)		1,749		1,749		—		—		—

Total contractual cash obligations	HK$	35,888	HK$	7,169	HK$	13,115	HK$	3,867	HK$	11,737

(1)	Settlement of construction works and assets under construction may exceed one year as payment of which is dependent on the actual progress of each contract.

The loan agreements, credit facilities and guaranty agreements for the obligations of our subsidiaries do not contain any financial covenants. In addition, any downgrade in our ratings will not trigger any events of default on our existing debt, although our cost of financing may increase as a result. Other covenants could be triggered by a material adverse change in our business or if the Government ceases to own more than half in nominal value of our voting shares.

The Group anticipates that a portion of its future borrowings will bear interest at floating rates. Changes in prevailing market rates of interest may therefore affect the Group’s liquidity. As a result of borrowings to finance the Penny’s Bay Rail Link, the Tung Chung Cable Car, as well as capital expenditures on the existing system and other capital requirements, the Group’s interest and finance charges will increase in the future. An increase in interest rates or higher volatility in currency exchange rates between the Hong Kong Dollar and other currencies may increase the Group’s borrowing costs and therefore adversely affect its results of operations. The Group will continue to monitor closely the interest rate environment and the foreign exchange market. The Group’s policy is to limit its exposure to interest rate and currency fluctuations through the use of fixed rate instruments, the swapping of foreign currency obligations into Hong Kong Dollars or US Dollars and the hedging of floating rate instruments at fixed rates. The amount of the Group’s interest and finance charges will depend upon, among other factors, the impact on market conditions of substantial borrowings by the Group and other Hong Kong entities.

Historically, the Group has borrowed in various capital markets and in various currencies, including Hong Kong Dollars, Japanese Yen, US Dollars, British Pounds Sterling, ECUs, Deutsche Marks, French Francs and Swedish Kronor. The Group generally enters into currency swaps to swap into Hong Kong Dollars or US Dollars all non-Hong Kong Dollar borrowings, except for a portion of its US Dollar borrowings.

The Group seeks to reduce foreign exchange exposure relating to debt obligations and capital expenditures by entering into currency swaps and foreign exchange transactions in order to denominate such obligations in either US Dollars or Hong Kong Dollars (the exchange rate of which is tied to the US Dollar by the official Government “peg” of the two currencies). The Group’s use of derivative instruments is substantially limited to such purposes and for the management of interest rate exposure through the use of interest rate swaps.

As of December 31, 2002, the Group had available undrawn committed and uncommitted credit facilities totaling HK$17,943 million (US$2,300 million), including debt programs, bank loans and other credit facilities, of which undrawn committed facilities totaled HK$6,000 million (US$769 million), which are sufficient to meet its projected funding needs up to early 2004.

For the year ended December 31, 2002, net cash inflow from operating activities was HK$4,228 million (US$542 million), compared to HK$4,155 million in 2001 and HK$3,732 million in 2000. The increase in 2002 compared to 2001 was primarily due to higher revenue from rental and management income, external consultancy services and higher property development profits, partially offset by higher operating expenses. The increase in 2001 compared to 2000 was principally due to higher revenue from rental income and lower operating expenses.

Net cash outflow from investing activities was HK$2,354 million (US$302 million) in 2002 compared to HK$5,728 million in 2001 and HK$5,758 million in 2000. The decrease in 2002 compared to 2001 was primarily due to a decrease in capital expenditures relating to the TKE and an increase in receipts from property developers. The decrease in 2001 compared to 2000 was principally due to a decrease in capital expenditures relating to the TKE and property development projects, as well as a decrease in receipts from property developers. This decrease was partially offset by an increase in purchase of assets and other capital projects.

Net cash outflow from financing was HK$356 million (US$45 million) in 2002 compared to net cash inflows of HK$1,609 million in 2001 and HK$2,048 million in 2000. The net cash outflow in 2002 compared to net cash inflow in 2001 was primarily due to reduced net loan drawdowns and repayments of outstanding loans and increased dividend payments. The decrease in net cash inflow in 2001 compared to 2000 was principally due to an increase in loan repayments and dividend payments, which were partially offset by an increase in loan drawdowns.

As of December 31, 2002, the Group had no material off-balance sheet financing arrangements and no outstanding OTC commodity contracts. The Group has, however, employed derivative instruments, such as interest rate swaps and currency swaps, to manage interest rate and foreign exchange exposures. These instruments are used solely to reduce or eliminate the financial risks associated with liabilities and not for trading or speculation purposes. See Item 11, “Quantitative and Qualitative Disclosure about Market Risk”.

US GAAP Reconciliation

The Group’s financial statements are prepared in accordance with Hong Kong GAAP, which differ in certain significant respects from US GAAP. The following table sets forth a summarized comparison of the Group’s profit (equivalent to “net income” under US GAAP) and shareholders’ funds (equivalent to “shareholders’ equity” under US GAAP) in accordance with Hong Kong GAAP and US GAAP.

As of or for the Year Ended December 31,(1)
	2000	2001(2)	2002	2002
(in millions)
Net income in accordance with:
Hong Kong GAAP	HK$4,055	HK$4,278	HK$4,212	US$540
US GAAP	HK$3,418	HK$4,468	HK$3,261	US$418
Shareholders’ equity in accordance with:
Hong Kong GAAP	HK$50,328	HK$53,893	HK$56,827	US$7,287
US GAAP	HK$41,322	HK$44,870	HK$46,942	US$6,019

(1)	The 2001 and 2002 annual accounts include the group accounts of the Company and its subsidiaries. The 2000 annual accounts include only the accounts of the Company in view of the Company having no effective control over the board of directors of one of its subsidiaries, Octopus Cards Limited, and the insignificant amounts involved in the other subsidiaries.
(2)	Due to the adoption of SSAP 34, “Employee Benefits”, issued by the Hong Kong Society of Accountants, which became effective on January 1, 2002, a restatement of the 2001 financial data was necessary. See Note 42A of Notes to the Financial Statements.

See Note 45 of Notes to the Financial Statements for a discussion of the significant differences between Hong Kong GAAP and US GAAP as they relate to the Group.

Item 6.    Directors, Senior Management and Employees.

Directors and Senior Management

General

The overall management of the Company’s business is vested in the Board of Directors (the “Board”). Pursuant to the Articles and the Protocol adopted by the Board, the Board has delegated the day-to-day management of the Company’s business to the Executive Directorate. However, the Board has reserved to itself certain powers such as the approval of the Company’s financial statements, dividend policy, significant changes in accounting policy, its annual operating budget, certain material contracts, major financing arrangements and major investments, risk management strategy, treasury policies and fare structures.

The Board currently comprises 10 members, consisting of one executive and nine non-executive Directors, of which six are independent non-executive Directors. The Articles provide that the number of Directors constituting the Board shall not be less than two and there is no maximum number prescribed. The shareholders can change these requirements by passing an ordinary resolution at a general meeting.

A person may be appointed as a Director at any time by the shareholders in a general meeting or by the Board upon the recommendation of the nominations committee. Directors who are appointed by the Board must retire at the conclusion of the first annual general meeting after their appointment. In either case, the Directors so appointed are eligible for re-election. At the annual general meeting of the Company, at least one-third of the Directors are required to retire from office by rotation.

Control of the Board of Directors

For as long as the Financial Secretary Incorporated on behalf of the Government is the beneficial owner of the majority of the issued shares of the Company (the “Government Shares”), it will be able to cast its votes to appoint persons to the Board on its own. In addition, no other shareholder, or shareholders together, will be able to appoint persons to the Board unless the Government fails to vote the Government Shares against the appointment of such persons.

The Chief Executive of the Hong Kong SAR may, pursuant to section 8 of the MTR Ordinance, appoint up to three persons as “additional directors”. Directors appointed in this way may not be removed from office except by the Chief Executive of the Hong Kong SAR. These Directors are not subject to any requirement to retire by rotation nor will they be counted in the calculation of the number of Directors who must retire by rotation. In all other respects, “additional directors” are treated for all purposes in the same way as other Directors. With effect from June 30, 2000, the Chief Executive of the Hong Kong SAR appointed the office of the Secretary for Transport and the office of the Commissioner for Transport as “additional directors” pursuant to section 8 of the MTR Ordinance. With effect from July 1, 2002, the office of the Secretary for Transport was replaced by the office of the Secretary for the Environment, Transport and Works. In the event of any transaction, arrangement or other kind of proposal being considered by the Board in which any additional director has a material interest, including a material interest that arises as a result of the Government office which he holds, such additional director shall abstain from voting at the relevant meeting of the Board in accordance with the provisions of the Articles which shall apply to all Directors.

Under the Articles, so long as the Government controls 50% or more of the voting power of the Company, it will be able to appoint and remove the Chairman of the Company. The Government exercised this power in appointing Jack C.K. So as Chairman of the Company, and will be able to exercise this power in appointing a successor to Mr. So for the new position of Non-Executive Chairman when Mr. So’s contract expires in September 2003 as described below.

In addition, under the Articles, so long as the Government controls 50% or more of the voting power of the Company, it has the right to appoint and remove any non-executive Director as a member of each of the audit committee, nominations committee and remuneration committee.

Board of Directors

Members of the Board	Age	Position

Jack C.K. So	58	Chairman and Chief Executive

Professor Yau-Kai Cheung	68	Independent non-executive Director

Dr. Raymond K.F. Ch’ien	51	Independent non-executive Director

David G. Eldon	57	Independent non-executive Director

Edward S.T. Ho	64	Independent non-executive Director

Chung-Hing Lo	51	Independent non-executive Director

T. Brian Stevenson(1)	58	Independent non-executive Director

Secretary for the Environment, Transport and Works,(2) Dr. Sarah S.T. Liao	51	Non-executive Director and “additional director” appointed under section 8 of the MTR Ordinance

Commissioner for Transport, Robert C.L. Footman	50	Non-executive Director and “additional director” appointed under section 8 of the MTR Ordinance

Frederick S.H. Ma(3)	51	Non-executive Director

(1)	David W. Gairns resigned on August 31, 2002 and T. Brian Stevenson was appointed on October 1, 2002.
(2)	With effect from July 1, 2002, and following the reorganization within the Government, the office of the Secretary for Transport was replaced by the office of the Secretary for the Environment, Transport and Works.
(3)	With effect from July 1, 2002, and following the reorganization within the Government, Denise C.Y. Yue was replaced by Frederick S.H. Ma.

In February 2003, Mr. So informed the Board that he will not seek to renew his contract after the contract expires in September 2003. In April 2003, the Board announced that the position of the Chairman and Chief Executive will be split into the positions of Non-Executive Chairman and Chief Executive Officer upon the expiration of Mr. So’s contract in September 2003. On June 19, 2003, the Board announced that Mr. So will be taking leave with effect from July 21, 2003, and that Mr. Gaffney, the Operations Director of the Company, will serve as Acting Chief Executive Officer with effect from that date while the Company continues its worldwide search for possible candidates for the position of Chief Executive Officer. The Non-Executive Chairman will be appointed by the Government in due course in accordance with the Articles.

Chairman and Chief Executive

Jack C.K. So is the Chairman of the Board and Chief Executive of the Company responsible for its overall management since 1995. Mr. So began his career with the Government. He joined the private sector in 1978, serving in various posts in the securities, finance and property industries. From 1985 to 1992, Mr. So served as executive director of the Hong Kong Trade Development Council. Prior to joining the Company in 1995, Mr. So was the managing director of a member of the Sun Hung Kai Properties group and was involved in direct investment and property development in China. Mr. So is the world president of the Chartered Institute of Logistics and Transport. Mr. So is a non-executive director of The Hongkong and Shanghai Banking Corporation Limited, Cathay Pacific Airways Limited and CNOOC Limited. He also serves on a number of other committees and organizations, including the Hong Kong/European Union Business Cooperation Committee, The Employers’ Federation of Hong Kong and the Hong Kong Management Association.

Non-Executive Directors

Professor Yau-Kai Cheung is a non-executive Director and has been a member of the Board since 1999. Professor Cheung is Honorary Professor of Engineering and Special Adviser to Vice-Chancellor of the University of Hong Kong. He was Taikoo Professor of Engineering and Acting Deputy Vice-Chancellor of the University of Hong Kong until June 30, 2000. Professor Cheung began his academic research career at the University College of Swansea, Wales. He was appointed Professor of Civil Engineering at Calgary in 1970 and moved to the University of Adelaide in 1974 as Professor and Chairman of the Department of Civil Engineering. In 1977, he took up the Chair and Headship of the Department of Civil Engineering in the University of Hong Kong. In addition to his academic appointments, Professor Cheung has served as first Senior Vice-President of the Hong Kong Institution of Engineers and was the Chairman of its Accreditation Board for five years. Professor Cheung has been awarded several honorary degrees at educational institutions, including, an honorary Doctor of Science by the University of Hong Kong and an honorary Doctor of Laws by the University of Wales. He has also been elected a member of the Chinese Academy of Sciences, and is a fellow of the Royal Academy of Engineering, a fellow of the Royal Society of Canada and President of the Hong Kong Academy of Engineering Sciences.

Dr. Raymond K.F. Ch’ien is a non-executive Director and has been a member of the Board since 1998. Dr. Ch’ien is executive chairman of chinadotcom corporation and chairman of its subsidiary, hongkong.com corporation. He is also non-executive chairman of HSBC Private Equity (Asia) Limited. Dr. Ch’ien is a director of Inchcape plc, Inmarsat Venture plc, The Hongkong and Shanghai Banking Corporation Limited, HSBC Holdings plc, Convenience Retail Asia Limited, VTech Holdings Limited and The Wharf (Holdings) Limited. He also serves as chairman of the Hong Kong/Japan Business Cooperation Committee and the Advisory Committee on Corruption of the Independent Commission Against Corruption. In addition, Dr. Ch’ien is the honorary president and past chairman of the Federation of Hong Kong Industries. He is also a board member of the China Centre for Economic Research at Peking University in Mainland China. Dr. Ch’ien received a doctorate in economics from the University of Pennsylvania in 1978. He was appointed Justice of the Peace in 1993. He was made a Commander in the Most Excellent Order of the British Empire in 1994 and awarded the Gold Bauhinia Star medal in 1999.

David G. Eldon is a non-executive Director and has been a member of the Board since 1999. He is chairman of The Hongkong and Shanghai Banking Corporation Limited and a director of HSBC Holdings plc, non-executive chairman of Hang Seng Bank Limited, a director of HSBC Bank Australia Limited and a director of Swire Pacific Limited. Mr. Eldon began his banking career in London in 1964 and joined HSBC Bank Middle East (formerly The British Bank of the Middle East), a principal member of the HSBC Group, in 1968. He served in many positions at companies in the HSBC Group before being made an executive director of The Hongkong and Shanghai Banking Corporation Limited in 1994. He became chief executive officer in 1996 and chairman in 1999. Mr. Eldon is an associate of the Chartered Institute of Bankers and a fellow of the Hong Kong Institute of Bankers. In addition, Mr. Eldon is Deputy Chairman of the Hong Kong General Chamber of Commerce, a member of the Exchange Fund Advisory Committee, a Steward of the Hong Kong Jockey Club, Executive Committee Chairman of The Community Chest of Hong Kong, a member of the Hong Kong Trade Development Council, and President of the Society for the Relief of Disabled Children. Mr. Eldon is also a Justice of the Peace.

Edward S.T. Ho is a non-executive Director and has been a member of the Board since 1991. He is an architect and is deputy chairman and managing director of Wong Tung & Partners Limited. Mr. Ho was an elected member of the Legislative Council of Hong Kong from 1991 to 2000, representing the architectural, surveying and planning functional constituency. He was president of the Hong Kong Institute of Architects in 1983 and 1984 and was chairman of the Hong Kong Industrial Estates Corporation from 1992 to 2001. Mr. Ho also serves on a number of statutory boards and advisory committees including the Board of Hong Kong Hospital Authority, General Committee of the Hong Kong Philharmonic Society Ltd., the Board of Trustees of the Lord Wilson Heritage Trust. Mr. Ho is also Chairman of the Antiquities Advisory Board.

Chung-Hing Lo is a non-executive Director and has been a member of the Board since 1995. He became general manager of Bank of China ( Hong Kong) Limited after the restructuring of the Bank of China Group in October 2001. Mr. Lo began his banking career in 1969 and he served in several positions within the Bank of China Group before being appointed to his present post. He is also a board member of the Hospital Authority and a trustee of the Hong Kong University of Science & Technology Education Trust. He was appointed as a board member of the Provisional Airport Authority in 1994 and served as vice chairman of the Airport Authority from April 1996 to May 1999. He was awarded the Silver Bauhinia Star medal in 1998.

T. Brian Stevenson is a non-executive Director and has been a member of the Board since October 2002. He is a chartered accountant and was previously the senior partner of Ernst & Young, Hong Kong from 1981 to 1999 as well as a member of the main board of Ernst & Young International from 1993 to 1999. He served on the Council of the Hong Kong Society of Accountants from 1991 to 1997 and was President of the Society in 1996. Mr. Stevenson is currently a non-executive director of The Hongkong and Shanghai Banking Corporation Limited, the Securities and Futures Commission of Hong Kong and the Ocean Park Corporation. Mr. Stevenson is also a Steward of the Hong Kong Jockey Club.

Secretary for the Environment, Transport and Works is a non-executive Director appointed as an “additional director” under section 8 of the MTR Ordinance. With effect from July 1, 2002, the office of the Secretary for the Environment, Transport and Works has replaced the Secretary for Transport. Dr. Sarah S.T. Liao is currently serving as the Secretary for the Environment, Transport and Works. Dr. Liao has been a fellow of the Royal Society of Chemistry since 1995 and of the Hong Kong Institution of Engineers since 1996.

Commissioner for Transport is a non-executive Director appointed as an “additional director” under section 8 of the MTR Ordinance with effect from June 30, 2000. Robert C.L. Footman is the current Commissioner for Transport. Mr. Footman came to Hong Kong and joined the civil service in 1974. He was appointed as Commissioner for Transport in 1998, prior to which he had held the post of Postmaster General since 1995. Previous government posts held by Mr. Footman include the Head of the Efficiency Unit from its establishment in 1992 until 1995 and Deputy Director in the Trade Department from 1989 to 1992. As Commissioner for Transport, Mr. Footman is also a director of several transport-related companies, including KMB, Long Win Bus, New World First Bus, New Lantao Bus, Citybus, The Star Ferry Company Limited, The New Hong Kong Tunnel Company Limited, Western Harbour Tunnel Company Limited, Tate’s Cairn Tunnel Company Limited and Route 3 (CPS) Company Limited.

Frederick S.H. Ma is a non-executive Director and has been a member of the Board since July 1, 2002 upon his appointment as Secretary for Financial Services and the Treasury of the Government. Before assuming that post, Mr. Ma was an executive director and member of the Executive Committee of Pacific Century Cyberworks Limited since 2001. In May 2002, Mr. Ma was appointed Group Chief Financial Officer of that company. Mr. Ma has more than 20 years’ experience in the global financial services industry. He has served in key posts in J.P. Morgan Private Bank, Chase Manhattan Bank, Kumagai Gumi (Hong Kong) Limited and RBC Dominion Securities Limited. He worked in New York, Toronto and London for nearly 10 years.

There are no family relationships between any of the persons named above.

Executive Directorate

The members of the Executive Directorate are senior full time employees of the Company. The table below shows certain information relating to them:

Name	Age	Position

Jack C.K. So	58	Chairman and Chief Executive

Russell J. Black	56	Project Director

William F.K. Chan	54	Human Resources Director

Philip Gaffney	55	Operations Director

Thomas H.K. Ho	52	Property Director

Lincoln K.K. Leong	42	Finance Director

Leonard B. Turk	53	Legal Director and Secretary

Jack C.K. So. Details relating to Mr. So are set forth under “— Board of Directors” above.

Russell J. Black is the Project Director of the Company, appointed to that post in 1992. He is responsible for the planning and implementation of all major extension projects, including the Airport Railway project, the QBR, the TKE, the Penny’s Bay Rail Link and the Tung Chung Cable Car. He is also responsible for undertaking feasibility studies into possible new extensions to the railway, including the South Island Line and the West Island Line. Mr. Black initially worked for the Company on the construction of the MTR from 1976 to 1984. Prior to rejoining the Company in 1992, Mr. Black was the project director for London Underground’s Jubilee Line Extension project from 1990 to 1992 and, before that, he worked on Singapore’s underground railway and on the Eastern Harbour Crossing. Mr. Black holds an honours degree in civil engineering, and is a fellow of the Hong Kong Institution of Engineers, the Institution of Professional Engineers, New Zealand and the Hong Kong Academy of Engineering Science. He served on the Vocational Training Council from 1998 to 2002 and currently serves on the Provisional Construction Industry Coordination Board. Mr. Black was awarded the Bronze Bauhinia Star medal in 1999.

William F.K. Chan is the Human Resources Director of the Company, responsible for human resource management, operational and management training, administration and security management. He joined the Company in 1989 as Human Resources Manager. He joined the Executive Directorate of the Company in 1996 and became Human Resources Director in 1998. Prior to joining the Company, Mr. Chan held senior managerial positions both in the commerce and in the utility sectors in Hong Kong, including the Government, the Hong Kong Productivity Council, Hutchison Whampoa Limited and Hong Kong Telecommunications Limited. Mr. Chan is a founding member of the Hong Kong Institute of Human Resource Management. He has served on the Institute’s executive council for many years and was elected a Fellow Member in 1985. Mr. Chan graduated from the University of Hong Kong in 1971, majoring in economics.

Philip Gaffney became the Operations Director of the Company in 1998. He is responsible for all matters relating to the operations, safety and railway asset management of the MTR. He also has responsibility for all transport planning-related matters. Mr. Gaffney began his career in 1965 as an engineering student in the Signals and Telecomms Department of British Railways Scottish Region. He joined the Company in 1977 working on the design development, approval and testing of the railway’s automatic train control system. He became Chief Engineer (Operations) in 1989 and Deputy Director (Operations Engineering) in 1995. Mr. Gaffney is also Chairman of TraxComm Limited and a Director of Octopus Cards Limited. Mr. Gaffney is a member of the Hong Kong Institution of Engineers, a fellow of the Institution of Railway Signal Engineers and a member of the Chartered Institute of Transport in Hong Kong.

Thomas H.K. Ho has been the Property Director since he joined the Company in 1991. He is responsible for the development and management of all properties above and adjacent to MTR stations and depots. He leads a multi-disciplinary team of managers involved in the planning, design, construction and management of large-scale property developments. Mr. Ho qualified in 1974 as a chartered surveyor in Hong Kong. Until he joined the Company, he worked for the Government specializing in land administration and latterly held a directorate post in the Lands Department, responsible for formulating policies and procedures to make land available for the airport and the Airport Railway project.

Lincoln K.K. Leong joined the Company as Finance Director in February 2002. He is responsible for the financial management of all of the Company’s affairs, including financial planning and control, budgeting, accounting and reporting and the treasury function. In addition, he has responsibility for the Company’s information technology function and serves as chairman of both Octopus Cards Limited and the board of trustees of the Company’s retirement scheme. Mr. Leong graduated from Cambridge University in 1982 and later qualified as a chartered accountant in England and Canada. Prior to joining the Company, he was a partner at a direct investment company. Mr. Leong has also worked as an accountant in London and Vancouver and for a number of years as an investment banker in Hong Kong.

Leonard B. Turk is the Legal Director and Secretary to the Board. He is responsible for legal advice, corporate secretarial services and the procurement function within the Company. In particular, Mr. Turk’s responsibilities include construction contracts, covering contract drafting and administration, cost control and dispute resolution. Mr. Turk joined the Company in 1981 and became Legal Director and Secretary in 1988. He is a solicitor admitted to practice in both Hong Kong and in England and Wales. Before joining the Company, Mr. Turk worked in local government in England, concentrating particularly on commercial property development and the financing of large projects.

There are no family relationships between any of the persons named above.

Compensation

The aggregate compensation paid by the Company to all members of the Board and the Executive Directorate as a group for 2002 was HK$38 million, including retirement scheme contributions of HK$4 million made by the Company during 2002 for members of the Executive Directorate. At the end of June 2002, the Company received the report of the Government-appointed independent consultant on the remuneration packages of senior executives at the top levels of certain statutory and other bodies, including the Company. Based on the findings of this report, in order to better align the remuneration of members of the Executive Directorate with the performance of the Company, the Board has approved a change in the compensation scheme under which, effective in 2003, a greater portion of the compensation of members of the Executive Directorate will be tied to the performance of the Company.

For a discussion of the stock options granted to members of the Board or the Executive Directorate, see “— Share Ownership”.

Board Practices

General

For a discussion of the term of office of members of the Board, see “— General”. Other than any agreed upon payments in lieu of notice of termination as a member of the Board, no benefits are payable to members of the Board upon termination of their service with the Company.

Audit Committee

The audit committee is appointed by the Board and consists of three non-executive Directors, two of whom are independent non-executive Directors. The current members of the audit committee are T. Brian Stevenson (chairman since October 1, 2002), Professor Yau-Kai Cheung and the Commissioner for Transport, Robert C.L. Footman. The Finance Director of the Company, the Head of Internal Audit Department of the Company, the Company Secretary and representatives of the external auditors of the Company are entitled and expected to attend committee meetings. At least once a year, the committee is required to meet with the external auditors without any executive members of the Board in attendance. The quorum necessary for the transaction of any business is two committee members. The committee will normally meet four times a year. The external auditors or the Finance Director of the Company may request a meeting if they consider that one is necessary.

The audit committee selects and recommends to the Company the engagement of external auditors to audit the Company’s annual financial statements and considers questions regarding the audit fees and the resignation or dismissal of the external auditors. The audit committee also reviews and approves the planned scope of the Company’s annual audit and non-audit services. In addition, the audit committee reviews the annual and interim financial statements, the accompanying discussion papers to shareholders, the preliminary announcement of results and any other announcement regarding the Company’s results or other financial information to be made public, before submission to the Board. Moreover, the committee discusses problems arising from the audit and reviews the external auditors’ management letter and management’s response. Furthermore, the audit committee reviews the effectiveness of the system of internal financial controls from information provided by the Executive Directorate and management of the Company and by the auditors, and ensures adherence to the Company’s control policies so that the Company’s assets are safeguarded and that the financial records are complete and accurate. The audit committee meets regularly with the Company’s senior financial, internal audit and compliance management and the external auditor to consider the Company’s financial reporting, the nature and scope of audit review and the effectiveness of the systems of internal control and compliance. The audit committee also reviews any significant transactions that are not in the ordinary course of business.

The Company has an internal audit department which reviews both manual and computerized systems and procedures in all major financial and business activities. This department is led by the head of internal audit and business processes, who is directly responsible to the Chairman of the Board and submits regular reports to the audit committee.

Remuneration Committee

The remuneration committee consists of three non-executive directors appointed by the Board. The current members of the remuneration committee are Dr. Raymond K.F. Ch’ien (chairman), Edward S.T. Ho and Frederick S.H. Ma. The secretary of the committee is the Human Resources Director of the Company. The quorum necessary for the transaction of business is two members of the committee. Meetings are to be held at least once a year. The remuneration committee makes recommendations to the Board on executive remuneration and considers all matters relating to the Company’s remuneration policy and the remuneration and incentives of the Directors and senior management with reference to independent remuneration research and professional advice.

Nominations Committee

The nominations committee consists of three non-executive directors appointed by the Board, two of whom must be independent non-executive directors. The nominations committee makes recommendations to the Board on candidates for vacancies on the Board. The members of the nominations committee are David G. Eldon (chairman), Chung-Hing Lo and the Secretary for the Environment, Transport and Works. (Dr. Sarah S.T. Liao).

Employees

The Company attributes its success to the quality and dedication of its staff. The table below shows the number of employees engaged in each of its divisions as of December 31, 2002. Substantially all of the Company’s employees are located in Hong Kong.

Division	Number of Employees
Finance	257
Human resources and administration	439
Legal and procurement	66
Operations	4,836
Property	618
Project	551
Headquarters	117
Telecommunications subsidiary (TraxComm Limited)	7

Total	6,891

During the past 18 years, the Company has not experienced any strikes, work stoppages, labor disputes or actions which have affected the operation of its business. The Company consults employees when formulating staff policy and on corporate strategies and major changes that affect employees. In addition to 23 joint consultative committees comprising over 400 elected staff representatives, the Company also has a staff consultative council, chaired by the Human Resources Director, which consists of councillors elected from the staff representatives of joint consultative committees and management representatives. The staff consultative council meets periodically to discuss various employee matters.

There are two unions for employees, one with membership of approximately 450 train and station staff and the other with membership of over 1,100 staff from various departments. No other trade unions claim to include any of the Company’s employees as members and the Company is not aware of any other trade union activity among its employees.

In 1999, a voluntary separation scheme was implemented under which some 750 employees chose to leave the Company with enhanced leaving benefits and were paid an aggregate sum of HK$255 million. This contributed significantly to a reduction in the Company’s total number of employees from 8,786 at the end of 1998 to 7,537 at the end of 1999. As a result of continued efforts at human resources management, hiring freezes and staff redeployment, the Company’s total number of employees further decreased to 7,332 at the end of 2000, 7,231 at the end of 2001 and 6,891 at the end of 2002. The staffing requirement of the Tseung Kwan O Line was met entirely by corporate staff redeployment, resulting in higher productivity and promoting a multi-skilled workforce.

At the beginning of 2003, a voluntary separation scheme was implemented for selected groups of employees as the Company identified approximately 100 surplus positions due to reduced headcount requirements resulting from a rundown of project-related work. Employees of the selected groups who voluntarily choose to leave the Company will receive enhanced leaving benefits. This scheme is expected to help the Company manage the rundown of project-related work and alleviate the surplus situation.

Share Ownership

As of May 31, 2003, the interests of the members of the Board and the Executive Directorate in the equity securities of the Company were as follows:

Members of the Board or Executive Directorate	Number of Ordinary Shares	Percentage of total outstanding Ordinary Shares(1)

Jack C.K. So	80,358	0.0016%
Russell J. Black	47,187	0.0009%
William F.K. Chan	46,233	0.0009%
Philip Gaffney	46,946	0.0009%
Thomas H.K. Ho	50,584	0.0010%
Leonard B. Turk	48,883	0.0009%
T. Brian Stevenson	4,102	0.0001%

(1)	The calculation of percentage of total outstanding ordinary shares is based on the assumption that 5,159,268,655 ordinary shares were in issue on the relevant date.

All of the ordinary shares of the Company held by the persons set forth above have the same voting rights as ordinary shares held by other shareholders.

In connection with the initial public offering (“IPO”) and listing of the Company’s shares on the Hong Kong Stock Exchange in October 2000, an equity-based incentive scheme was introduced to enhance staff motivation and align employees’ interests with those of the Company and its shareholders. The scheme included preferential offering for the Company’s staff to subscribe for the Company’s shares in the IPO, a pre-IPO share option scheme for management (the “Share Option Scheme”) and share grants for general staff (the “Employee Share Grant”).

Share Option Schemes

Under the Share Option Scheme, a total of 769 employees, including all the members of the Executive Directorate, except for Lincoln K.K. Leong, who was appointed on February 1, 2002, were granted on September 20, 2000 options to purchase an aggregate of 48,338,000 shares at an exercise price of HK$8.44 per share, which was equivalent to 90% of the initial public offering price of HK$9.38 per share. The options will vest over a period of three years, with an equal proportion vesting each year, and are exercisable prior to September 11, 2010. In 2002, 14,651,500 options to subscribe for shares were vested and 4,362,000 share options previously vested have been exercised. The weighted average closing price in respect of share options exercised during 2002 was HK$10.32 per share. In addition, 2,815,000 share options lapsed as a result of the resignation of certain option holders during the year. As of December 31, 2002, total options to subscribe for 36,763,500 shares remained outstanding.

Options to subscribe for ordinary shares granted to members of the Board and the Executive Directorate under the Share Option Scheme are as follows:

Members of the Board or Executive Directorate	Number of Option Shares Granted	Expiration Date	Price per share to be paid on exercise of options	Consideration paid for options granted
Jack C.K. So	1,599,000	September 11, 2010	$8.44	None
Russell J. Black	1,066,000	September 11, 2010	$8.44	None
William F.K. Chan	1,066,000	September 11, 2010	$8.44	None
Philip Gaffney	1,066,000	September 11, 2010	$8.44	None
Thomas H.K. Ho	1,066,000	September 11, 2010	$8.44	None
Leonard B. Turk	1,066,000	September 11, 2010	$8.44	None

Under the terms of the Share Option Scheme, each member of the Executive Directorate must continue to beneficially own (i) at all times after October 26, 2001, at least 40,000 shares in the case of the Chairman and at least 23,000 shares in the case of other members of the Executive Directorate, and (ii) at all times after October 26, 2002, at least 80,000 shares in the case of the Chairman and at least 46,000 shares in the case of other members of the Executive Directorate.

At the Company’s annual general meeting of shareholders held on May 16, 2002, the shareholders adopted a new share option scheme (the “New Scheme”). The New Scheme is intended to provide new members of the top and senior management of the Company who did not participate in the existing share option scheme and who joined the Company after September 11, 2000 with the opportunity to participate in the growth of the Company. The exercise price of the options to be granted under the New Scheme is expected to be set at a level which reflects generally the share price of the Company at the time of grant of the options. Under the New Scheme, a maximum of 5,056,431 shares may be issued pursuant to the exercise of options granted. As of December 31, 2002, no options have been granted under the New Scheme.

Employee Share Grant

Under the Employee Share Grant, the Financial Secretary Incorporated, on behalf of the Government, undertook to make a free transfer of a certain number of shares to each full time employee who was not eligible to participate in the Share Option Scheme. Subject to certain terms and conditions, each eligible employee was entitled to receive shares with a value of HK$5,000 or the equivalent to approximately half a month’s basic salary, whichever was greater. The total number of shares transferred to employees in October 2001 under the Employee Share Grant was 6,177,231.

Item 7.    Major Shareholders and Related Party Transactions.

Major Shareholder

As of April 30, 2003, the Financial Secretary Incorporated on behalf of the Government owns 3,928,217,721 or approximately 76% of the ordinary shares of the Company. All of the ordinary shares of the Company held by the Financial Secretary Incorporated have the same voting rights as ordinary shares held by other shareholders. To the Company’s knowledge, other than the Financial Secretary Incorporated, there are no beneficial owners of 5% or more of the Company’s ordinary shares. Prior to October 5, 2000, the Government through The Financial Secretary Incorporated owned all of the Company’s shares except for one share held by Denise C.Y. Yue, former Secretary for the Treasury.

To the Company’s knowledge, there were 20 record holders of ordinary shares with registered addresses in the United States as of April 30, 2003. JPMorgan Chase Bank, the depositary for the Company’s Level I American depositary receipt program (the “ADR Program”), has advised the Company that, as of April 30, 2003, 390,956 American depositary shares were registered in the name of a nominee of The Depository Trust Company under the ADR Program.

The Government has stated that it will remain as the largest shareholder of the Company, and will continue to hold the legal and beneficial interest in not less than 50% of the Company’s ordinary share capital and not less than 50% of the voting rights at general meetings of the Company for at least 20 years from October 5, 2000. In addition, the Government has stated that it does not intend to use its rights as a majority shareholder to intervene in the commercial decisions of the Company. The Government has also stated that it does not intend to vote its shareholding in opposition to a resolution supported by a majority of the Board, although it retains the power to do so. The Government had stated its intention to dispose of part of its remaining shareholding in the financial year 2001/2002 and 2002/2003 while maintaining its majority shareholding, subject to market conditions, budgetary considerations and the state of the Hong Kong economy. Although the Government did not dispose of any part of its remaining shareholding in financial year 2001/2002 and 2002/2003, it has stated its intention to do so in financial year 2003/2004. However, a firm timetable for the sale has not yet been established.

Related Party Transactions

Transactions

Franchise

On June 30, 2000, the Company was granted a franchise by the Government, for an initial period of 50 years, to operate the existing MTR and to operate and construct any extension to the railway. On the same day, the Company entered into the Operating Agreement with the Government which detailed provisions for the design, construction, maintenance and operation of the railway under the franchise.

Eastern Harbour Crossing Agreement

The Company and the Secretary for the Treasury (now known as the Secretary for Financial Services and the Treasury), for and on behalf of the Government, entered into an agreement on June 30, 2000 in respect of the vesting in the Company of certain assets comprised in the Eastern Harbour Crossing by the Government in 2008 for nominal consideration (the “Eastern Harbour Crossing Agreement”). Under the Eastern Harbour Crossing Agreement, the Company agreed to indemnify the Government for certain amounts which are expected to be nominal.

Project Agreements

The Company and the Secretary for Transport (now known as the Secretary for the Environment, Transport and Works), for and on behalf of the Government, entered into an Amendment and Restatement Agreement on June 30, 2000 which, in light of the partial privatization of the Company, provides for the amendment and restatement of, inter alia, the project agreements for construction of the TKE and the QBR.

On July 24, 2002, the Company entered into a project agreement with the Government relating to the design, construction, financing and operation of the Penny’s Bay Rail Link. See Item 4, “Information on the Company — History and Development of the Company — Capital Expenditures and Divestitures — Penny’s Bay Rail Link”.

On July 31, 2002, the Company entered into a provisional project agreement with the Government relating to the Tung Chung Cable Car project. See Item 4, “Information on the Company — History and Development of the Company — Capital Expenditures and Divestitures — Tung Chung Cable Car”.

Land Comfort Letter

The Company received a letter from the Government, dated July 14, 2000, pursuant to which the Government agreed to extend the period of certain of the Company’s land interests so that they are coterminous with the Company’s initial 50-year franchise. The Government has also agreed to render assistance to the Company, as considered appropriate, reasonable and practicable at the relevant time, to facilitate the smooth operation of the railway during the franchise period. If the Company’s initial 50-year franchise is extended, the Government has agreed that, subject to certain conditions (including the prevailing land policy at the time of extension of the franchise), the Government will amend certain documents to make them coterminous with the extended franchise period.

Global Share Offering

In connection with the partial privatization of the Company and listing of its ordinary shares on the Hong Kong Stock Exchange, (1) the Company, the members of the Board and the members of the Executive Directorate entered into a deed of indemnity with the Financial Secretary Incorporated, under which the Financial Secretary Incorporated agreed to indemnify the Company and the members of the Board and Executive Directorate in respect of certain liabilities relating to the global offering of the Company’s shares by the Financial Secretary Incorporated, and (2) the Company and the Financial Secretary Incorporated entered into certain agreements with third parties in relation to the underwriting of the global share offering.

Octopus Cards Limited

On January 17, 2001, the shareholders in Octopus Cards Limited entered into a new shareholders’ agreement under which Octopus Cards Limited was converted from a non-profit making entity to a for-profit entity. In connection with this agreement, the Company’s shareholding in Octopus Cards Limited was reduced to 57.4% and the KCRC’s shareholding was reduced to 22.1%. Further details of the new shareholders’ agreement are set out in Note 18 of Notes to the Financial Statements.

On January 17, 2001, the Company entered into an Octopus Card Services Agreement (the “Octopus Services Agreement”) with Octopus Cards Limited to formalize the arrangements that had already existed between them as to services provided to each other relating to Octopus cards. Under the terms of the Octopus Services Agreement, the Company will accept use of Octopus cards as payment for its fares and will provide add-value services, refund handling and other services to Octopus Cards Limited for an indefinite period terminable on six months’ prior notice (with such notice not to be given prior to July 1, 2010). In 2002, pursuant to the Octopus Services Agreement, the Company paid Octopus Cards Limited a total of HK$44.9 million and Octopus Cards Limited paid the Company a total of HK$10.7 million.

Entrustment Agreements

The Company entered into an entrustment agreement with the KCRC, dated January 18, 2000, for the KCRC to carry out design and construction work for the Company, at the cost of the KCRC, relating to the Airport Railway element of Nam Cheong station.

The Company entered into entrustment agreements with the Government in relation to the TKE, the Airport Railway and the Penny’s Bay Rail Link, under which the Company agreed to carry out works on behalf of the Government in return for monthly payments based on the work completed. The agreements included the following:

•	an agreement, dated February 28, 2000, for the Company to carry out design and construction of landscape bund and footbridge link to Area 24 to Po Lam, with a total value of HK$20,850,000;

•	an agreement, dated February 28, 2001, for the Company to carry out the design and construction of noise mitigation measures adjacent to Housing Sites No. 6 & 10 in the northern part of the West Kowloon reclamation, with a total value of HK$210,500,000;

•	an agreement, dated June 4, 2001, for the Company to carry out substructure work relating to the Kowloon Regional Education Resource Center cum Public Transport Interchange, with a total value of HK$78,900,000; and

•	an agreement, dated May 14, 2002, for the Company to design and construct the southern extension to Tsim Sha Tsui station and related pedestrian underpasses, with a total value of HK$270,000,000.

The Company entered into an Airport Automated People Mover Maintenance Agreement with the Airport Authority on March 28, 2001, for the Company to carry out preventive and corrective maintenance of the Airport Automated People Mover for a period of 12 months with a total value of HK$17,682,432. On March 18, 2002, the Company entered into an Airport Automated People Mover Maintenance Agreement with the Airport Authority, for the Company to carry out preventive and corrective maintenance of the Airport Automated People Mover, with a total value of HK$48,540,000.

The Company entered into an agreement with the Territory Development Department of the Government (“TDD”), dated February 1, 2002, under which the Company was entrusted to do certain works in relation to or adjacent to the Hong Kong Station Development, with a total value of HK$30,417,764.

The Company entered into an agreement with the Civil Engineering Department of the Government, dated May 7, 2003, for the Company to carry out construction works relating to a bridge carrying the vehicular emergency and public access over Disneyland station with a total value of HK$15,600,000.

The Company entered into an agreement with TDD, dated May 13, 2003, for TDD to carry out construction works relating to Hong Kong station extended overrun tunnels with a total value of HK$58,600,000.

Land Agreements

The Company entered into the following land grants with the Government in relation to the Airport Railway, which provides for the Company to develop certain sites adjacent to the Tung Chung and Airport Express Lines. Upon payment of the relevant land premium, the Company may develop the relevant site within the building covenant period. All agreements provide for the sites (once developed) to have a lease term up to June 30, 2047, unless stated otherwise.

•	Modification of Grant No. 12459, dated February 1, 2000, for development at Hong Kong station (building covenant period expiration date February 1, 2006) with a total consideration or value of HK$5,500,000,000.

•	Modification, dated May 15, 2000, to amend and allow the Company to develop Site C at Kowloon station under new user and gross floor area restrictions (building covenant period expiration date June 14, 2006) with a total consideration or value of HK$2,400,000,000.

•	Modification, dated December 12, 2000, to amend and allow the Company to develop Sites E, F and G at Kowloon station under new user and gross floor area restrictions (building covenant period expiration dates March 31, 2007 for Sites E and F and March 31, 2009 for Site G) with a total consideration or value of HK$5,562,710,000.

•	Conditions of Exchange No. 12620, dated March 4, 2002, in respect of KIL No. 11151 for development at Olympic station (building covenant period expiration date March 31, 2007), with a total consideration of HK$815,050,000 and a lease term of 50 years from the date of the conditions.

•	Modification of New Grant No. 8015, dated August 29, 2001, for additional gross floor area at Tung Chung station (building covenant expiration date March 31, 2003), with a total consideration or value of HK$116,000,000.

•	Modification for New Grant No. 8082, dated May 3, 2000, for additional gross floor area and some other amendments at Tung Chung station (building covenant period expiration date March 31, 2005) with a total consideration or value of HK$493,570,000.

•	A lease modification, dated December 17, 2001, for extension of the Building Covenant of New Grant No. 8082 for Tung Chung Town Lot No. 4, to develop the lot in accordance with the terms and conditions stipulated in the New Grant No. 8082 and Lands Department’s letter dated November 30, 2001, for a total value of HK$14,763,900.

•	A lease modification, dated February 19, 2003, for extension of the Building Covenant of New Grant No. 8102 for Tung Chung Town Lot No. 5 for a total value of HK$22,258,000.

The Company entered into an assignment, dated March 9, 2001, of the public transport terminus on ground floor of the development of KIL 11090 to the Government, in compliance with Special Conditions No. 25(a)(i) of Conditions of Grant No. 12434, with a total value of HK$18,770,000.

The Company entered into an agreement for sale and purchase, dated October 5, 2001, for the sale to the Financial Secretary Incorporated of levels 55, 56 and 77 to 88 of the office building on Site R of Hong Kong Station Development (IL8898) for a total value of HK$3,699,000,000.

The Company entered into the following land grants with the Government in relation to the Tseung Kwan O Line, which provides for the Company to develop certain sites above or adjacent to the Tseung Kwan O Line. Upon payment of the relevant land premium, the Company may develop the relevant site within the building covenant period. All land grants provide for the sites to have a lease term of 50 years from the date of the land grant.

•	New Grant No. 9687 for Private Treaty Grant, dated March 28, 2002, of Tseung Kwan O Town Lot No. 75 for development at Area 55b Tseung Kwan O (building covenant period expiry date March 31, 2007) with a total consideration or value of HK$600,000,000 subject to a Deed of Surrender dated December 28, 2002 for surrender of a stratum of the lot.

•	New Grant No. 9686 for Private Treaty Grant, dated March 28, 2002, of Tseung Kwan O Town Lot No. 74 for development at Area 57a Tseung Kwan O (building covenant period expiry date March 31, 2007) with a total consideration or value of HK$202,800,000 subject to a Deed of Surrender dated December 28, 2002 for surrender of a stratum of the lot.

•	New Grant No. 9689, dated May 16, 2002, of Tseung Kwan O Town Lot No. 70 for development at Tseung Kwan O Area 86 (building covenant period expiry date December 31, 2015 or 60 months from the due date for payment of land premium of Site O, whichever is the later) with a total consideration or value of HK$150,000,000 for site M1 and the consideration for the other sites to be assessed.

•	New Grant No. 9694 for Private Treaty Grant, dated October 22, 2002, of Tseung Kwan O Town Lot No. 24 for development at Area 38b Tseung Kwan O (building covenant period expiry date December 31, 2007) with a total consideration or value of HK$1,276,000,000.

•	New Grant No. 9700 for Private Treaty Grant, dated February 11, 2003, of Tseung Kwan O Town Lot No. 73, for development at Area 73b Tseung Kwan O (building covenant period expiry date March 31, 2008 for Site A and March 31, 2009 or 60 months from the due date for payment of the land premium, whichever is the later, for Site B) with a consideration or value of HK$1,028,000,000 for Site A and the consideration or value for Site B to be assessed.

The Company has entered into a land grant relating to NKIL No. 6179 for development rights near Choi Hung station in order for the Company to develop the lot in accordance with the terms and conditions stipulated in the Conditions of Grant No. 12611 dated November 12, 2001 (building covenant expiration date June 30, 2006), with a total value of HK$207,000,000 and a lease term of 50 years from the date of grant.

The Company entered into a supplemental lease with the Government on February 11, 2002, and a modification letter, dated May 13, 2002, in respect of the remaining portion of Mass Transit Railway Lot No. 1. Under this supplemental lease, the Government leased to the Company land occupied by the QBR at an annual rent of 3% of the ratable value of the leased area for a term commencing October 1, 2001 to June 29, 2050 on terms and conditions substantially similar to the lease for the Mass Transit Railway Lot No. 1.

Loans

On April 18, 2000, the Company and other shareholders of Octopus Cards Limited extended a subordinated loan to Octopus Cards Limited, in proportion to their respective ownership interests therein, to enable Octopus Cards Limited to fulfill the capital requirements under the Hong Kong Banking Ordinance for becoming a deposit taking company. In particular, the Company’s share of the subordinated loan was HK$18,984,000, with interest payable at prime lending rate, which is subordinate to all other claims against Octopus Cards Limited and may not be repaid by Octopus Cards Limited without the consent of the Hong Kong Monetary Authority. On October 17, 2001, Octopus Cards Limited repaid HK$9.5 million of the Company’s subordinated loan. On January 17, 2002, Octopus Cards Limited repaid the remaining balance of HK$9.5 million of the Company’s subordinated loan.

Item 8.    Financial Information.

Consolidated Financial Statements

See Item 17, “Financial Statements”.

Legal Proceedings

The Company is currently in dispute with the Airport Authority and such dispute has been referred to arbitration.

Under an entrustment agreement dated December 15, 1995, the Airport Authority carried out certain entrustment works for the Company at the airport including the construction of the MTR station at the airport station. Upon completion of these works and the settlement of the final account with its contractor, the Airport Authority apportioned what it considered to be the Company’s liability under the entrustment agreement. This includes an amount of HK$667 million identified by the Company as arising from contractor claims. The basis of the Airport Authority’s claim against the Company arises from the terms of the entrustment agreement which provide that, unless either (1) the claims can be shown to be 100% due to the requirements of one party; or (2) there is a default by the Airport Authority under the entrustment agreement, any payment of the claims is to be apportioned between the Airport Authority and the Company on the basis of 70% to be paid by the Company and 30% by the Airport Authority. However, the Company has rejected the assessment from the Airport Authority, after receiving professional advice, principally on the grounds that the Airport Authority is in breach of its obligations under the entrustment agreement for (1) failing to properly apply the apportionment rules and (2) not performing its duties with reasonable skill and care. Accordingly, the members of the Board and the members of the Executive Directorate do not believe that the Company will be liable to pay to the Airport Authority the full amount claimed by the Airport Authority.

A number of disputes have arisen in relation to entrusted and essential infrastructure works carried out by the Highways Department and the Territories Development Department of the Government on behalf of the Company for the construction of the Tung Chung Line and the Airport Express Line. These disputes have been referred to mediation, and while a settlement has been concluded with the Highways Department a small number of disputes remain to be settled with the Territories Development Department. The Company believes that it is not necessary to make any further provision in relation to the outstanding disputes.

Other than as disclosed above, there are no other legal or arbitration proceedings which may have, or have had in the recent past, a material adverse effect on the Company’s financial condition or results of operations.

Policy on Dividend Distributions

The Company may pay dividends out of its distributable profits in accordance with Hong Kong law generally and its Articles.

The declaration of dividends is subject to the discretion of the Board and any final dividend for the year is subject to the approval of the Company’s shareholders. The amounts of dividends actually paid to shareholders will depend upon a number of factors, including the Company’s earnings, capital requirements, general financial condition and any other factors considered relevant by the Board.

Dividends will be declared in Hong Kong dollars. Cash dividends receivable by holders of American depositary shares will be paid in US Dollars, net of conversion expenses of the Depositary.

An interim dividend of HK$0.14 per share was paid on October 29, 2002. A final dividend of HK$0.28 was approved by shareholders at the annual general meeting on May 15, 2003. Both the interim dividend and proposed final dividend for 2002 include a scrip alternative for shareholders with Hong Kong addresses, which allows such shareholders to receive all or a portion of their dividend in shares as opposed to cash. As the Company’s majority shareholder, the Government has agreed to elect to receive all or part of its entitlement to dividends in 2001, 2002 and 2003, in the form of scrip to the extent necessary to ensure that the amount payable in cash will not exceed 50% of the total dividend payable. In addition, the Government has agreed to waive its entitlement to cash dividends totaling HK$798 million at net present value as assistance to the Company in connection with the Penny’s Bay Rail Link project. See Item 4 “Information on the Company — History and Development of the Company — Capital Expenditures and Divestitures — Penny’s Bay Rail Link”.

For subsequent financial years, the Board anticipates that the Company will pay, subject to its actual financial performance, two dividends in respect of each financial year with interim and final dividends payable around October and June, respectively, with the interim dividend representing approximately one third of the total dividends to be paid for the entire year.

Item 9.    The Offer and Listing.

Markets

The Company’s ordinary shares are listed on the Hong Kong Stock Exchange and are quoted on the London SEAQ International System. The Company is included in the Hang Seng Index, the Hang Seng Hong Kong Composite Index, the Hang Seng London Reference Index, the MSCI Index Series and the FTSE All-World Hong Kong Index. Recently, the Company was added to the Dow Jones Sustainability World Index and the FTSE4Good Global Index. The Company’s 7.50% Notes Due February 4, 2009 are listed on the Hong Kong Stock Exchange and the Luxembourg Stock Exchange. The Company’s 7.50% Notes Due November 8, 2010 are listed on the Luxembourg Stock Exchange. The Company’s floating rate notes due August 2005 issued under its debt issuance program are listed on the London Stock Exchange.

Item 10.    Additional Information.

Memorandum and Articles of Association

General

The Company’s objects include:

•	the maintenance and operation of a mass transit railway in Hong Kong;
•	the planning, design, construction, maintenance and operation of new lines and extensions to the MTR which may be approved from time to time by the Government, or any other transport service; and
•	the investment, development, dealing in, selling and management of real property.

A more detailed discussion of the Company’s objects is set forth in Section 3 of its Memorandum of Association.

Directors

Material Interests and Voting

Directors cannot vote or be counted in the quorum with regard to any contract, transaction, arrangement or any other kind of proposal in which they have a material interest. For this purpose, interests of persons connected with the Director are treated as the interest of the Director himself, but interests purely as a result of an interest in the Company’s shares, debentures or other securities are disregarded. However, the restriction from voting and being counted in the quorum does not apply if the only material interest the Director has is included in the following list:

•	a resolution about giving him any security or indemnity for any money lent or obligations incurred by him, or any other person, at the request, or for the benefit, of the Company or any of its subsidiaries;

•	a resolution about giving any security or indemnity to any other person for a debt or obligation which is owed by the Company or any of its subsidiaries, to the other person, if the Director has taken responsibility for some or all of that debt or obligation by giving a guarantee, indemnity or security;

•	a resolution about an offer of shares, debentures or other securities for subscription or purchase by the Company or any other entity which the Company may promote or be interested in where the Director is to take part in the underwriting or sub-underwriting of the offer;

•	a resolution about any proposal involving any other company in which the Director is interested, whether directly or indirectly, provided that he, together with any of his associates (as defined in the Hong Kong Stock Exchange Listing Rules), does not hold more than 5% of either: (1) a class of equity share capital in that company or in a third company through which his interest is derived; or (2) the voting rights in that company;

•	any arrangement concerning the benefits of employees of the Company or its subsidiaries, including the adoption, modification or operation of: (1) any employees’ share scheme, or any share incentive or option scheme (which shall include, without limitation, the Share Option Scheme) under which the Director may benefit; or (2) a pension fund or retirement, death or disability benefits scheme which relates both to Directors and employees of the Company or any of its subsidiaries and which only gives the Director benefits which are also given to the employees to whom the arrangement relates; or

•	any arrangement in which the Director is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue of his interest in shares or debentures or other securities of the Company.

Subject to legislation, shareholders of the Company may, by ordinary resolution, suspend or relax these provisions or ratify any contract which has not been properly authorized in accordance with the relevant article.

If the Board is considering proposals about appointing two or more Directors to positions with the Company or any company in which the Company is interested or the Directors are considering setting or changing the terms or their appointments, each Director can vote and be included in the quorum for each resolution, except the one concerning him. However, a Director cannot vote if the resolution relates to the appointment of another Director to a position with a company which the Company is interested in if that Director has an interest of 1% or more in that company.

Remuneration and Pensions

The total fees paid to the Directors for performing their services as directors must not exceed HK$3 million each year or any greater amount fixed by an ordinary resolution passed at a general meeting. Unless an ordinary resolution that fixes the fees provides otherwise, the Directors, upon the recommendation of the remuneration committee, will decide the way in which the total fees will be divided. If the Directors do not make such a decision, the fees will be divided equally, except that any Director holding office for less than the whole of the relevant period for which the fees are paid will only receive part of this amount in proportion to the amount of time he has been a Director.

Each Director is entitled to be reimbursed for all reasonable travel, hotel and incidental expenses incurred in attending and returning from board meetings, committee meetings, general meetings or any other meetings which that Director is entitled to attend, as well as all other expenses properly and reasonably incurred in connection with the Company’s business or in the performance of his duties as a Director. The Board, upon the recommendation of the remuneration committee, may grant special pay to any Director who performs any special or extra services. Such special pay may be paid to a Director in addition to or in substitution for his ordinary pay, and may be paid by way of lump sum, salary or a combination or in any other way.

The Board or any committee authorized by the Board may decide to provide pensions or other benefits to any Director or former Director, or any of their relations or dependants. So long as the Financial Secretary Incorporated holds 50% or more of the voting power of the Company and the Chairman concurrently holds the office of the Chief Executive Officer of the Company or fulfils any other executive function, the provision relating to pensions or other benefits to the Chairman, or any of his relations or dependants, shall be determined by the Financial Secretary Incorporated.

If the Directors want to provide a benefit to a Director or former Director who has not held an executive post or place of profit in the Company or in a subsidiary or former subsidiary of the Company or in any former owner of the business of the Company or any subsidiary of the Company, the shareholders of the Company must also pass an ordinary resolution to approve the payment.

Borrowing Powers

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital. The Board may issue debentures and other securities of the Company and give securities for any debt, liability or obligation of the Company or any third party. These provisions, in common with the Articles of the Company in general, can be varied by a special resolution of the Company’s shareholders.

Qualification of Directors

No person is required to vacate office or is ineligible for re-election or re-appointment as a Director, and no person is ineligible for appointment as a Director, by reason only of his having attained any particular age. No Director is required to hold any qualification shares.

Dividend Rights

The declaration of dividends is subject to the discretion of the Board and any final dividend for the year is subject to shareholders’ approval. All dividends or other amounts payable on a share may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed and the Company will not be a trustee or be liable to pay interest in respect thereof. If a dividend has not been claimed for six years after being declared or becoming due for payment, it will be forfeited and will revert to the Company. The Directors can offer ordinary shareholders the right to choose to receive extra ordinary shares, which are credited as fully paid up, instead of some or all of their cash dividend. Before they can do this, shareholders must have passed an ordinary resolution authorizing the Directors to make this offer.

Voting Rights

Subject to any special rights or restrictions as to voting attached to any class of shares, at any general meeting, on a show of hands every shareholder who is present in person has one vote, and on a poll every shareholder present in person or by proxy has one vote for every share which he holds.

Unless the Directors decide otherwise, a shareholder may not vote at any general meeting of the Company if he has not paid all amounts relating to those shares which are due at the time of the meeting.

A shareholder may authorize such person or persons as it thinks fit to act as its proxy or proxies at any general meeting of the Company or at any meeting of any class of shareholders of the Company. However, proxies may not vote on a show of hands. A resolution put to the vote at any general meeting of the Company will be decided on a show of hands unless a poll is demanded.

At every annual general meeting, one third of the Directors not appointed by the Chief Executive of the Hong Kong SAR must retire as Directors. The Directors to retire by rotation will be those Directors who have been Directors longest since they were last elected. At the general meeting at which a Director retires, shareholders can pass an ordinary resolution to re-elect the Director or to elect some other eligible person in his place.

Distribution of Assets

In the event of the Company’s liquidation, the shareholders are entitled to share in any surplus remaining after the payment of debts and interest in a winding up. The liquidator can, with the authority of a special resolution passed by the shareholders and any other sanction required by Hong Kong legislation, divide among the shareholders all or any part of the Company’s assets. This applies whether the assets consist of property of one kind or different kinds. The liquidator has the discretion to transfer any part of the assets to trustees in trust for the benefit of shareholders. However, no shareholder can be compelled to accept any shares or other property to which any liability is attached.

Redemption of Shares

Subject to Hong Kong legislation and the requirements of the Hong Kong Stock Exchange Listing Rules and any special rights previously given to holders of existing shares, the Company may issue shares which can be redeemed. These can include shares which can be redeemed at the initiation of the holders or the Company.

Repurchase of Shares

Subject to Hong Kong legislation and any special rights previously given to holders of existing shares, the Company may purchase or contract to purchase any of its shares (including redeemable shares). The Directors are not required to select the shares to purchase in any particular manner. Purchases by the Company of a redeemable share not made through the market or by tender will be limited to a maximum price. Purchases of redeemable shares made by tender shall be made to all shareholders on the same basis.

Modification of Rights

Subject to Hong Kong legislation, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be changed or abrogated either with the consent in writing of the holders of at least three-quarters of the issued shares of that class or by a special resolution passed at a separate meeting of the holders of the shares of that class.

The provisions of the Articles relating to general meetings apply to any such class meeting, but the quorum is two persons present in person or by proxy who own at least one-third in nominal value of the issued shares of that class, and any holder of the shares of the class present in person or by proxy may demand a poll. On a poll, every shareholder present in person or by proxy has one vote for every share of that class he owns, subject to any special rights or restrictions attached to any class of shares within the class.

Annual General and Extraordinary General Meetings

The Company must hold an annual general meeting each year in addition to any other general meetings held in the year. The Directors decide when and where it is to be held. The notice calling the meeting must say that the meeting is the annual general meeting. The Directors may call an extraordinary general meeting at any time. At least 21 clear days’ written notice must be given for every annual general meeting and for any other meeting called to pass a special resolution. For all other general meetings, at least 14 clear days’ written notice must be given. A meeting may be convened on shorter notice if the requirements of the Hong Kong Companies Ordinance have been fulfilled. The notice for any general meeting must state: (1) where the meeting is to be held, (2) the date and time of the meeting, and (3) the general nature of the business of the meeting. All shareholders must be given notice of every general meeting. Notice must also be given to the auditors.

Changes in Capital

Subject to Hong Kong legislation, the Hong Kong Stock Exchange Listing Rules and any special rights previously given to holders of existing shares, the Company may issue shares which can be redeemed, including shares redeemable at the election of the holders, as well as shares redeemable at the election of the Company.

Subject to Hong Kong legislation and any special rights previously given to the holders of existing shares, the Company may purchase or contract to purchase its own shares (including any redeemable shares) at any price except where the purchase of a redeemable share is not being made through the market or by tender, in which case there will be a maximum price. The Directors will not be required to select the shares to be purchased in any particular manner.

The Company’s shareholders may, subject to Hong Kong legislation and regulation, by special resolution reduce its share capital.

The Company’s shareholders may by ordinary resolution increase the Company’s authorized share capital, and such resolution will fix the amount of the increase and the nominal amount of the new shares. In addition, the shareholders may, by ordinary resolution:

(1)	consolidate, or consolidate and then divide, all or any of the Company’s share capital into shares of a larger nominal value than its existing shares;

(2)	subject to the Companies Ordinance of the laws of Hong Kong, divide some or all of the Company’s shares into shares of a smaller nominal value, and provide that as between the holders of the divided shares different rights and restrictions which the Company can apply to new shares may apply to those divided shares; and

(3)	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and reduce the amount of its share capital by the amount of the shares so canceled.

The Directors have the power to decide how to deal with any of the Company’s shares which have not been issued. The Directors may, for instance, offer for sale, grant options for the acquisition of, allot or dispose in any other way, any shares which have not been issued, and in doing so the Directors are free to decide whom they deal with, when they deal with the shares and the terms on which they deal with the shares.

Other

Dividend Rights

The Company may pay dividends out of its distributable profits. The amount of dividends actually paid to holders of shares will depend upon a number of factors, including the Company’s earnings, capital requirements, general financial condition and any factors considered relevant by the Board.

Limitations on Rights to Own Securities

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by Hong Kong law or by the Memorandum of Association or the Articles of the Company.

Material Contracts

The Company has entered into the following contract within the two years preceding the date of this Annual Report which is or may be material:

•	Project Agreement for the design, construction, financing and operation of the Penny’s Bay Rail Link, dated July 24, 2002, entered into between the Deputy Secretary for the Environment, Transport and Works, for and on behalf of the Government, and the Company in respect of a rail-shuttle service between the Tung Chung Line at Yam O and the new Hong Kong Disneyland theme park.

Exchange Controls

Under existing Hong Kong law, (1) there are no foreign exchange controls or other laws which restrict the import or export of capital and which would affect the availability of cash and cash equivalents for use by the Company, (2) there are no foreign exchange controls or other laws, decrees or regulations that affect the remittance of interest, dividends or other payments on the Company’s outstanding debt and equity securities to U.S. residents and (3) there are no limitations on the rights of non-resident or foreign owners to hold the Company’s debt or equity securities.

Taxation

Hong Kong Taxation

Under existing Hong Kong law, (1) neither the Company nor any paying agent will be required to declare or withhold for or on account of any Hong Kong taxes in respect of payments on the Company’s debt securities and (2) the Company’s debt securities are not subject to Hong Kong stamp duty upon issue or on any subsequent transfer, provided that the Company’s debt securities do not:

(a)	carry a right of conversion into stock or to the acquisition of any stock (as defined in the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)); or

(b)	carry (or did not carry) a right to interest the amount of which (i) exceeds a reasonable commercial return on the nominal amount of the capital; or (ii) falls or has fallen to be determined to any extent by reference to the results of, or of any part of, a business or to the value of any property; or

(c)	carry a right on repayment to an amount which exceeds the nominal amount of the capital and is not reasonably comparable with what is generally repayable in respect of a similar nominal amount of capital under the terms of issue of loan capital listed on the Hong Kong Stock Exchange.

Hong Kong profits tax is charged on every person carrying on a trade, profession or business in Hong Kong in respect of assessable profits arising in or derived from Hong Kong from such trade, profession or business. Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) as it is currently applied, interest on the Company’s debt securities will be subject to Hong Kong profits tax where such interest is received by or accrues to:

(a)	a financial institution (as defined in the Inland Revenue Ordinance) and such interest arises through or from the carrying on by the financial institution of its business in Hong Kong;

(b)	a corporation carrying on a trade, profession or business in Hong Kong and such interest is derived from Hong Kong; or

(c)	a person, other than a corporation, carrying on a trade, profession or business in Hong Kong and such interest is derived from Hong Kong and is in respect of the funds of the trade, profession or business.

Except for a treaty on the avoidance of double taxation on shipping profits, Hong Kong is not party to any income tax treaty with the United States.

Documents on Display

It is possible to read and copy documents referred to in this Annual Report that have been filed with the U.S. Securities and Exchange Commission (the “SEC”) at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Item 11.    Quantitative and Qualitative Disclosure about Market Risk

The Company has employed off-balance sheet derivative instruments such as interest rate swaps and currency swaps to manage its interest rate and foreign exchange exposures. These instruments are used solely to reduce or eliminate the financial risks associated with the Group’s liabilities and not for trading or speculation purposes.

There are four main categories of risk related to using derivative instruments, namely, market risk (including foreign exchange rate risk and interest rate risk), credit risk, operational risk and legal risk. Since the Company employs derivative instruments purely for hedging purposes, such instruments do not expose the Company to material market risks because any change in market values will be offset by a change in the market values of the underlying liabilities being hedged.

The Company manages credit risk by assigning limits to counterparties and by dealing only with financial institutions with acceptable credit ratings. The Company further monitors its credit exposure by estimating the fair market values plus any potential adverse movement in the values of the derivative instruments employed. To date, the Company has not experienced nonperformance by any counterparty. The Company has internal control measures to safeguard compliance with policies and procedures to minimize operational risk. Standardized or master agreements are used whenever practical to reduce legal risk and credit exposure.

The following tables provide information, by maturity date, on the Company’s interest rate sensitive and foreign currency sensitive financial instruments and derivative financial instruments, respectively. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate and cross currency swaps, and foreign exchange forward contracts and options, the tables present notional amounts and weighted average interest or contract rates by expected maturity dates.

	As of December 31, 2002								As of December 31, 2001
	Expected Maturity Dates
Interest Rate Risk	2003	2004	2005	2006	2007	Thereafter	Total	Aggregate Fair Value	Total	Aggregate Fair Value
	(HK$ equivalent in millions)
On-balance sheet financial instruments

A. Capital Market Instruments:
I. Fixed Rate Notes (US$)	—	—	2,340	—	—	10,998	13,338	15,806	13,336	14,597
Average Interest Rate	—	—	7.25%	—	—	7.54%	7.49%	—	7.49%	—

Fixed Rate Notes (HK$)	3,530	4,165	1,800	2,450	—	500	12,445	13,112	8,945	9,274
Average Interest Rate	7.46%	5.20%	4.96%	5.43%	—	6.12%	5.89%	—	6.48%	—

II. Variable Rate Notes (US$)	725	—	195	—	—	—	920	920	920	920
Average Interest Rate	2.45%	—	3.54%	—	—	—	2.68%	—	5.19%	—

Variable Rate Notes (HK$)	—	250	—	—	—	—	250	250	250	250
Average Interest Rate	—	2.36%	—	—	—	—	2.36%	—	5.08%	—

B. Bank Loans:
I. Fixed Rate (US$)	7	7	7	7	8	26	62	67	321	317
Average Interest Rate	5.45%	5.45%	5.45%	5.45%	5.45%	5.45%	5.45%	—	5.45%	—

Fixed Rate (Euro)	19	19	19	19	18	65	159	160	100	94
Average Interest Rate	4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	—	4.34%	—

II. Variable Rate (HK$)	38	4,038	38	1,038	38	133	5,323	5,323	5,988	5,988
Average Interest Rate	1.93%	2.38%	3.02%	3.42%	3.81%	4.45%	2.65%	—	5.44%	—

Variable Rate (US$)	7	7	7	7	8	26	62	62	16	16
Average Interest Rate	2.51%	3.01%	3.54%	3.98%	4.34%	4.95%	4.08%	—	6.38%	—

Variable Rate (Yen)	329	—	—	—	—	—	329	329	297	297
Average Interest Rate	0.91%	—	—	—	—		0.91%	—	0.96%	—

	As of December 31, 2002										As of December 31, 2001
	Expected Maturity Dates
Interest Rate Risk		2003	2004	2005	2006	2007	Thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
	(HK$ equivalent in million)
Off-balance sheet financial instruments

C. Cross Currency & Interest Rate Swaps:
	Currency
I. Variable to Fixed
Notional pay amount	HK$	233	—	—	—	—	—	233	(15)	233	(20)
Notional receive amount	US$	234	—	—	—	—	—	234	—	234	—
Interest pay rate		7.71%	—	—	—	—	—	7.71%	—	7.71%	—
Interest receive rate		1.24%	—	—	—	—	—	1.24%	—	3.72%	—

II. Fixed to Variable
Notional pay amount	HK$	780	1,555	1,937	—	—	1,941	6,213	774	6,213	277
Notional receive amount	US$	780	1,560	1,950	—	—	1,950	6,240	—	6,240	—
Interest pay rate		1.67%	2.96%	3.35%	—	—	5.26%	3.64%	—	6.35%	—
Interest receive rate		7.50%	7.50%	7.30%	—	—	7.50%	7.44%	—	7.44%	—

Notional pay amount	HK$	20	20	20	21	20	71	172	1	171	(22)
Notional receive amount	Euro	19	19	19	19	18	65	159	—	135	—
Interest pay rate		0.73%	1.27%	1.82%	2.24%	2.61%	3.30%	2.38%	—	4.81%	—
Interest receive rate		4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	—	4.34%	—

III. Variable to Variable
Notional pay amount	US$	331	—	—	—	—	—	331	(4)	331	(37)
Notional receive amount	Yen	329	—	—	—	—	—	329	—	297	—
Interest pay rate		2.59%	—	—	—	—	—	2.59%	—	5.07%	—
Interest receive rate		0.91%	—	—	—	—	—	0.91%	—	0.96%	—

Notional pay amount	HK$	721	232	390	—	—	4,836	6,179	(48)	954	12
Notional receive amount	US$	725	234	390	—	—	4,836	6,185	—	959	—
Interest pay rate		1.67%	3.81%	3.00%	—	—	4.44%	4.00%	—	4.70%	—
Interest receive rate		1.51%	3.81%	2.54%	—	—	3.99%	3.60%	—	4.61%	—

IV. Fixed to Fixed
Notional pay amount	HK$	—	—	388	—	—	—	388	(43)	388	(23)
Notional receive amount	US$	—	—	390	—	—	—	390	—	390	—
Interest pay rate		—	—	8.00%	—	—	—	8.00%	—	8.00%	—
Interest receive rate		—	—	7.25%	—	—	—	7.25%	—	7.25%	—

(1)	Fair value for off-balance sheet financial instruments represents the amount the Company would receive (pay) to close out the transactions.

	As of December 31, 2002									As of December 31, 2001
	Expected Maturity Dates
Interest Rate Risk		2003	2004	2005	2006	2007	Thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
	(HK$ equivalent in million)
Off-balance sheet financial instruments
D. Interest Rate Swaps and Options:
	Currency
I. Variable to Fixed
Notional amount	HK$	10,200	1,000	3,100	800	550	—	15,650	(464)	5,700	(292)
Interest pay rate		4.05%	4.33%	6.10%	3.94%	5.01%	—	4.50%	—	6.53%	—
Interest receive rate		1.73%	2.27%	2.82%	3.24%	3.61%	—	2.13%	—	4.43%	—

II. Fixed to Variable
Notional amount	US$	—	—	—	—	—	1,560	1,560	248	1,560	26
Interest pay rate		—	—	—	—	—	5.46%	5.46%	—	7.40%	—
Interest receive rate		—	—	—	—	—	7.50%	7.50%	—	7.50%	—

Notional amount	HK$	1,350	2,200	200	1,450	—	500	5,700	322	4,450	112
Interest pay rate		2.30%	2.62%	2.95%	3.43%	—	4.22%	2.90%	—	5.62%	—
Interest receive rate		7.26%	4.90%	5.30%	5.73%	—	6.12%	5.79%	—	6.37%	—
											—

(1)	Fair value for off-balance sheet financial instruments represents the amount the Company would receive (pay) to close out the transactions.

	As of December 31, 2002								As of December 31, 2001
	Expected Maturity Dates
Currency Risk	2003	2004	2005	2006	2007	Thereafter	Total	Aggregate Fair Value	Total	Aggregate Fair Value
	(HK$ equivalent in million)
On-balance sheet financial instruments
A. Capital Market Instruments:

I. US$
Fixed Rate Notes	—	—	2,340	—	—	10,998	13,338	15,806	13,336	14,597
Average Interest Rate	—	—	7.25%	—	—	7.54%	7.49%	—	7.49%	—
Variable Rate Notes	725	—	195	—	—	—	920	920	920	920
Average Interest Rate	2.45%	—	3.54%	—	—	—	2.68%	—	5.19%	—

B. Bank Loans:

I. US$
Fixed Rate Notes	7	7	7	7	8	26	62	67	321	317
Average Interest Rate	5.45%	5.45%	5.45%	5.45%	5.45%	5.45%	5.45%	—	5.45%	—

Variable Rate Notes	7	7	7	7	8	26	62	62	16	16
Average Interest Rate	2.51%	3.01%	3.54%	3.98%	4.34%	4.95%	4.08%	—	6.38%	—

II. Euro
Fixed Rate Notes	19	19	19	19	18	65	159	160	100	94
Average Interest Rate	4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	—	4.34%	—

III. Yen
Variable Rate Notes	329	—	—	—	—	—	329	329	297	297
Average Interest Rate	0.91%	—	—	—	—	—	0.91%	—	0.96%	—

	As of December 31, 2002									As of December 31, 2001
	Expected Maturity Dates
Currency Risk		2003	2004	2005	2006	2007	Thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
	(HK$ equivalent in million)
Off-balance sheet financial instruments

C. Cross Currency & Interest Rate Swaps:
	Currency
I. Yen to US$
Variable to Variable
Notional pay amount	US$	331	—	—	—	—	—	331	(4)	331	(37)
Notional receive amount	Yen	329	—	—	—	—	—	329	—	297	—
Interest pay rate		2.59%	—	—	—	—	—	2.59%	—	5.07%	—
Interest receive rate		0.91%	—	—	—	—	—	0.91%	—	0.96%	—

II. US$ to HK$
Fixed to Variable
Notional pay amount	HK$	780	1,555	1,937	—	—	1,941	6,213	774	6,213	277
Notional receive amount	US$	780	1,560	1,950	—	—	1,950	6,240	—	6,240	—
Interest pay rate		1.67%	2.96%	3.35%	—	—	5.26%	3.64%	—	6.35%	—
Interest receive rate		7.50%	7.50%	7.30%	—	—	7.50%	7.44%	—	7.44%	—

Fixed to Fixed
Notional pay amount	HK$	—	—	388	—	—	—	388	(43)	388	(23)
Notional receive amount	US$	—	—	390	—	—	—	390	—	390	—
Interest pay rate		—	—	8.00%	—	—	—	8.00%	—	8.00%	—
Interest receive rate		—	—	7.25%	—	—	—	7.25%	—	7.25%	—

Variable to Variable
Notional pay amount	HK$	721	232	390	—	—	4,836	6,179	(48)	954	12
Notional receive amount	US$	725	234	390	—	—	4,836	6,185	—	959	—
Interest pay rate		1.67%	3.81%	3.00%	—	—	4.44%	4.00%	—	4.70%	—
Interest receive rate		1.51%	3.81%	2.54%	—	—	3.99%	3.60%	—	4.61%	—

Variable to Fixed
Notional pay amount	HK$	233	—	—	—	—	—	233	(15)	233	(20)
Notional receive amount	US$	234	—	—	—	—	—	234	—	234	—
Interest pay rate		7.71%	—	—	—	—	—	7.71%	—	7.71%	—
Interest receive rate		1.24%	—	—	—	—	—	1.24%	—	3.72%	—

III. Euro to HK$
Fixed to Floating
Notional pay amount	HK$	20	20	20	21	20	71	172	1	171	(22)
Notional receive amount	Euro	19	19	19	19	18	65	159	—	135	—
Interest pay rate		0.73%	1.27%	1.82%	2.24%	2.61%	3.30%	2.38%	—	4.81%	—
Interest receive rate		4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	—	4.34%	—

(1)	Fair value for off-balance sheet financial instruments represents the amount the Company would receive (pay) to close out the transactions.

	As of December 31, 2002									As of December 31, 2001
	Expected Maturity Dates
Currency Risk		2003	2004	2005	2006	2007	Thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
Off-balance sheet financial instruments

D. Interest Rate Swaps and Options:

I. Fixed to Variable	US$	—	—	—	—	—	1,560	1,560	248	1,560	26
Notional amount
Interest pay rate		—	—	—	—	—	5.46%	5.46%	—	7.40%	—
Interest receive rate		—	—	—	—	—	7.50%	7.50%	—	7.50%	—

E. Foreign Exchange Forward Contracts

I. Euro (in Euro millions)		98	85	41	5	—	—	229	12	109	(15)
Weighted Average Contract Rate (vs HKD)		7.8553	7.5795	7.6290	7.5980	—	—	7.7064	—	8.2426	—

II. Swiss Franc (in Swiss Franc millions)		53	73	85	31	22	—	264	(20)	366	(59)
Weighted Average Contract Rate (vs HKD)		5.8149	6.1551	6.4495	6.6801	7.0371	—	6.3155	—	6.0355	—

III. Japanese Yen (in JPY millions)		—	—	—	—	—	—	—	—	42	3
Weighted Average Contract Rate (vs HKD)		—	—	—	—	—	—	—	—	0.067924	—

(1)	Fair value for off-balance sheet financial instruments represents the amount the Company would receive (pay) to close out the transactions.

The disclosures on market risk mandated by the SEC require that all financial instruments, as defined by Statement of Financial Accounting Standards (“SFAS”) No. 107, “Disclosures about Fair Value of Financial Instruments”, should be included in the quantitative disclosure calculation. Leases are not required to be disclosed by SFAS No. 107, and have not been presented in the tables above. In addition, deposits and short-term borrowings (including overdrafts) have been omitted from the tables. Due to the short-term nature of deposits and short-term borrowings, the fair values of these instruments approximate costs.

The expected maturity dates represent the Company’s estimate of the timing of required cash flows. The interest rate risk table assumes interest rates based on an implied forward yield curve at year end. Although certain liabilities may have similar maturities or periods to repricing, they may not react correspondingly to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may lag behind changes in market rates. Actual future market conditions may differ materially from such assumptions.

Item 12.    Description of Securities Other than Equity Securities.

Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.    Controls and Procedures

Our Chairman and Chief Executive and our Finance Director, after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined in Rule 13a-14(c) of the Exchange Act) within 90 days of the date of this Form 20-F, have concluded that, as of such date, the Group’s disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group particularly during the period in which this Form 20-F was being prepared.

There were no significant changes in the Group’s internal controls or in other factors that could significantly affect these controls subsequent to the date our Chairman and Chief Executive and our Finance Director completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Group’s internal controls requiring corrective actions.

Item 16A.    Audit Committee Financial Expert

The Board has determined that T. Brian Stevenson, the chairman of the Company’s audit committee, is an audit committee financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

Item 16B.    Code of Ethics

Not applicable.

Item 16C.    Principal Accountant Fees and Services

Not applicable.

PART III

Item 17.    Financial Statements.

Index to Financial Statements:

Independent Auditors’ Report	F-1

Consolidated Profit and Loss Accounts	F-2

Consolidated Balance Sheets	F-3

Consolidated Statements of Changes in Equity	F-4

Consolidated Cash Flow Statements	F-5

Notes to the Consolidated Financial Statements	F-6

Item 18.    Financial Statements.

The Company has elected to provide the information required under Item 17 in lieu of Item 18.

Item 19.    Exhibits.

Exhibits to this Annual Report:

Exhibit Index
Exhibit Number	Description of Exhibit

1.1	Mass Transit Railway Ordinance (incorporated herein by reference to the Registration Statement on Form F-3, filed by the Company and MTR Corporation (C.I.) Limited on September 10, 2001 (File No: 333-13904) (the “Form F-3”)).

1.2	Memorandum of Association of the Company (incorporated herein by reference to the Form F-3).

1.3	Articles of Association of the Company (as amended on February 18, 2002).

2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

Exhibit Number	Description of Exhibit

2c.1	Indenture, dated October 1, 1995, between Mass Transit Railway Corporation (the predecessor of the Company) and The First National Bank of Chicago, as Trustee (incorporated herein by reference to the Form F-3).

2c.2	First Supplemental Indenture, dated January 25, 1999, between Mass Transit Railway Corporation (the predecessor of the Company) and The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

2c.3	Second Supplemental Indenture, dated June 12, 2000, between the Company and Bank One Trust Company, N.A. as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

2c.4	Third Supplemental Indenture, dated as of September 7, 2001, between MTR Corporation Limited and Bank One Trust Company, N.A., as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

2c.5	Indenture, dated as of September 7, 2001, among MTR Corporation (C.I.) Limited, as Issuer, MTR Corporation Limited, as Guarantor, and Bank One Trust Company, N.A., as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

4.1	Operating Agreement, dated June 30, 2000, between Secretary for Transport (now known as Secretary for the Environment, Transport and Works) for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

4.2	Comfort Letter dated July 14, 2000 from Planning and Lands Bureau (now known as Housing, Planning and Lands Bureau) of the Government of the Hong Kong Special Administrative Region, to the Company regarding land matters relating to the privatization of the Company (incorporated herein by reference to the Form F-3).

4.3	Agreement dated June 30, 2000, in respect of the vesting of certain assets comprised in the Eastern Harbour Crossing, between The Secretary for the Treasury (now known as Secretary for Financial Services and the Treasury) for and on behalf of the Government of the Hong Kong Special Administrative Region, and the Company (incorporated herein by reference to the Form F-3).

Exhibit Number	Description of Exhibit

4.4	Amendment and Restatement Agreement, dated June 30, 2000 in respect of The Memorandum of Understanding relating to the Eastern Harbour Crossing and The Airport Railway Operating and Maintenance Terms and The Project Agreement for the Design, Construction, Financing and Operating of the Tseung Kwan O Extension and The Letter Agreement relating to the Quarry Bay Congestion Relief Works, dated June 30, 2000, between Secretary for Transport (now known as Secretary for the Environment, Transport and Works) for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

4.5	Indemnity Agreement, dated September 22, 2000, in respect of the global share offering, among the Company, the Members of the Board and the Members of the Executive Directorate and the Government of the Hong Kong Special Administrative Region (incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed by the Company on June 20, 2001).

4.6	Project Agreement for the design, construction, financing and operation of the Penny’s Bay Rail Link, dated July 24, 2002, between the Company and the Deputy Secretary for the Environment, Transport and Works for and on behalf of the Government.

7.1	Computation of Ratio of Debt to Shareholders’ Funds based on Hong Kong GAAP.

7.2	Computation of Ratio of Debt to Shareholders’ Equity based on US GAAP.

7.3	Computation of Ratio of Earnings to Fixed Charges based on Hong Kong GAAP.

7.4	Computation of Ratio of Earnings to Fixed Charges based on US GAAP.

8.1	Subsidiaries of the Company.

10.1	Consent of KPMG, independent public accountants.

10.2	Memorandum on Performance Requirements between Commissioner for Transport for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MTR CORPORATION LIMITED

By:	/s/ Lincoln K.K. Leong
Lincoln K.K. Leong Finance Director

Date: June 25, 2003

CERTIFICATIONS

I, Jack C.K. So, certify that:

1. I have reviewed this annual report on Form 20-F of MTR Corporation Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003

/s/ Jack C.K. So
Chairman and Chief Executive

I, Lincoln K.K. Leong, certify that:

1. I have reviewed this annual report on Form 20-F of MTR Corporation Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003

/s/ Lincoln K.K. Leong
Finance Director

INDEPENDENT AUDITORS’ REPORT

Members of the Board

MTR Corporation Limited:

We have audited the accompanying consolidated balance sheets of MTR Corporation Limited and its subsidiaries (the “Group”) as of December 31, 2001 and 2002, the consolidated statements of changes in equity for the years ended December 31, 2001 and 2002, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Hong Kong and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2001 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in Hong Kong.

As discussed in Note 42 to the consolidated financial statements in 2002, the Group adopted on a retrospective basis, Statement of Standard Accounting Practice 34 “Employee Benefits”, issued by the Hong Kong Society of Accountants.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the Group’s profit for the years ended December 31, 2001 and 2002 and shareholder’s funds as of December 31, 2001 and 2002, to the extent summarized in Note 45 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2002 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and in our opinion, the consolidated financial statements expressed in Hong Kong dollars have been translated into United States dollars on the basis set forth in Note 1X to the consolidated financial statements.

/s/KPMG

Hong Kong

March 6, 2003

MTR CORPORATION LIMITED

Consolidated Profit and Loss Accounts

Year ended December 31, in millions, except per share data

	Note	2000		2001		2002		2002
					(Note 42A)
Fare revenue	2
— MTR Lines		HK$	5,166	HK$	5,164	HK$	5,167	US$	663
— Airport Express Line			549		564		553		71
Station commercial and other revenue	3A		991		973		979		125
Rental and management income	3B		867		891		987		127

Turnover		HK$	7,573	HK$	7,592	HK$	7,686	US$	986
			-------		---------		-------		-------
Staff costs and related expenses	4A		(1,688)		(1,647)		(1,579)		(203)
Energy and utilities			(500)		(501)		(502)		(64)
Operational rent and rates			(65)		(78)		(87)		(11)
Stores and spares consumed			(127)		(119)		(121)		(16)
Repairs and maintenance	4B		(456)		(437)		(435)		(56)
Railway support services			(109)		(110)		(89)		(11)
Expenses relating to station commercial and other businesses			(173)		(197)		(185)		(24)
Property ownership and management expenses			(142)		(159)		(167)		(21)
General and administration expenses			(239)		(179)		(184)		(24)
Project study and deferred expenditures written off	4C		(22)		(16)		(218)		(28)
Other expenses	4D		(140)		(96)		(105)		(13)

Operating expenses before depreciation		HK$	(3,661)	HK$	(3,539)	HK$	(3,672)	US$	(471)
			-------		---------		-------		-------

Operating profit from railway and related operations before depreciation		HK$	3,912	HK$	4,053	HK$	4,014	US$	515

Profit on property developments	6		3,376		3,248		3,755		481

Operating profit before depreciation		HK$	7,288	HK$	7,301	HK$	7,769	US$	996

Depreciation	7		(2,091)		(2,178)		(2,470)		(317)

Operating profit before interest and finance charges		HK$	5,197	HK$	5,123	HK$	5,299	US$	679
			-------		---------		-------		-------

Interest and finance charges:	8
Interest expense		HK$	(1,209)	HK$	(896)	HK$	(1,153)	US$	(148)
Interest income			67		22		28		4

		HK$	(1,142)	HK$	(874)	HK$	(1,125)	US$	(144)
			-------		---------		-------		-------

Share of profit of non-controlled subsidiary	18		—		29		39		5
			-------		---------		-------		-------

Profit before taxation		HK$	4,055	HK$	4,278	HK$	4,213	US$	540

Taxation	12A		—		—		(1)		—

Profit attributable to shareholders	9	HK$	4,055	HK$	4,278	HK$	4,212	US$	540

Dividends	10
Interim dividend declared and paid during the year		HK$	—	HK$	703	HK$	717	US$	92
Final dividend proposed after the balance sheet date			500		1,415		1,444		185

		HK$	500	HK$	2,118	HK$	2,161	US$	277

Earnings per share:	11
— Basic			HK$0.81		HK$0.85		HK$0.83		US$0.11
— Diluted			HK$0.81		HK$0.85		HK$0.83		US$0.11

The accompanying notes are an integral part of these consolidated financial statements

MTR CORPORATION LIMITED

Consolidated Balance Sheets

As of December 31, in millions

	Note	2001		2002		2002
			(Note 42A)

Assets
Fixed assets	14
— Investment properties		HK$	10,363	HK$	10,267	US$	1,317
— Other property, plant and equipment			68,880		84,003		10,771

		HK$	79,243	HK$	94,270	US$	12,088

Railway construction in progress	15		12,873		109		14
Property development in progress	16A		3,361		2,870		368
Deferred expenditure	17		326		106		14
Interest in non-controlled subsidiary	18		49		88		11
Staff housing loans	20		127		84		11
Properties held for sale	21		689		794		102
Stores and spares	22		261		259		33
Debtors, deposits and payments in advance	23		830		727		93
Amounts due from the Government and other related parties	24		152		95		12
Cash and cash equivalents	25		215		1,718		220

		HK$	98,126	HK$	101,120	US$	12,966

Liabilities
Bank overdrafts	26B	HK$	49	HK$	34	US$	4
Short-term loans	26B		394		—		—
Creditors, accrued charges and provisions	28		3,160		3,760		482
Contract retentions	29		798		496		64
Amounts due to the Government and other related parties	30		401		209		27
Loans and obligations under finance leases	26B		30,942		33,474		4,292
Deferred liabilities	31		78		85		11
Deferred income	16B		8,411		6,226		798
Taxation	12A		—		1		—

		HK$	44,233	HK$	44,285	US$	5,678

Minority interests		HK$	—	HK$	8	US$	1

Net assets		HK$	53,893	HK$	56,827	US$	7,287

Shareholders' funds
Share capital, share premium and capital reserve	32	HK$	32,807	HK$	33,910	US$	4,348
Other reserves	33		21,086		22,917		2,939

		HK$	53,893	HK$	56,827	US$	7,287

The accompanying notes are an integral part of these consolidated financial statements

MTR CORPORATION LIMITED

Consolidated Statements of Changes in Equity

Year ended December 31, in millions

	Note	2001		2002		2002
Balance as at January 1, as previously reported		HK$	50,355	HK$	54,049	US$	6,930
Change in accounting policy with respect to employee benefits	42A		(150)		(201)		(26)

Balance as at January 1, as restated		HK$	50,205	HK$	53,848	US$	6,904

Surplus / (Deficit) on revaluation of investment properties	33	HK$	17	HK$	(112)	US$	(14)
Deficit on revaluation of self-occupied office land and buildings	33		(23)		(92)		(12)

Net losses not recognized in the consolidated profit and loss account		HK$	(6)	HK$	(204)	US$	(26)

Net profit for the year, as previously reported		HK$	4,284
Change in accounting policy with respect to employee benefits	42A		(6)

Net profit for the year (2001: as restated)		HK$	4,278	HK$	4,212	US$	540

Dividends approved during the year	10	HK$	(1,203)	HK$	(2,132)	US$	(273)

Shares issued under	32
— Employee Share Option Scheme		HK$	18	HK$	37	US$	5
— Scrip Dividend Scheme			601		1,066		137

Net increase in shareholders' funds arising from capital transactions		HK$	619	HK$	1,103	US$	142

Balance as at December 31		HK$	53,893	HK$	56,827	US$	7,287

The accompanying notes are an integral part of these consolidated financial statements

MTR CORPORATION LIMITED

Consolidated Cash Flow Statements

Year ended December 31, in millions

	Note	2000		2001		2002		2002
					(Note 42D)
Cash flows from operating activities

Operating profit from railway and related operations before depreciation		HK$	3,912	HK$	4,053	HK$	4,014	US$	515
Adjustments for:
Decrease in provision for staff housing loans			(1)		(2)		(1)		—
Decrease in provision for obsolete stock			—		(1)		(1)		—
Loss on disposal of fixed assets			62		6		17		2
Project study and deferred expenditures written off			—		—		209		27
Gain on disposal of investment in a non-controlled subsidiary			—		(12)		—		—
Exchange loss / (gain)			10		(4)		1		—

Operating profit from railway and related operations before working capital changes		HK$	3,983	HK$	4,040	HK$	4,239	US$	544
(Increase) / Decrease in debtors, deposits and payments in advance		HK$	(50)		82		(80)		(10)
Decrease in stores and spares			15		15		3		—
(Decrease) / Increase in creditors, accrued charges and provisions			(187)		18		66		8
Reimbursement of initial public offering expenses			20		—		—		—
Staff separation payments			(49)		—		—		—

Net cash generated from operating activities		HK$	3,732	HK$	4,155	HK$	4,228	US$	542

Cash flows from investing activities
Capital expenditure
— Tseung Kwan O Extension Project		HK$	(3,476)	HK$	(3,033)	HK$	(2,336)	US$	(300)
— Property development projects			(1,122)		(746)		(377)		(48)
— Purchase of assets and other capital projects			(2,622)		(2,834)		(2,474)		(317)
Receipts from property developers			1,350		350		2,646		339
Proceeds from properties sold			—		—		127		16
Receipts on disposal of fixed assets			—		—		1		—

(Payments) / Proceeds received on reduction of investment in a non-controlled subsidiary			(47)		25		9		1
Acquisition of subsidiaries, net of cash acquired	34		—		—		6		1
Loans made under Staff Housing Loan Scheme			(160)		(3)		—		—
Principal repayments under Staff Housing Loan Scheme			319		513		44		6

Net cash used in investing activities		HK$	(5,758)	HK$	(5,728)	HK$	(2,354)	US$	(302)

Cash flows from financing activities
Shares issued		HK$	—	HK$	18	HK$	37	US$	5
Drawdown of loans			7,828		11,153		3,731		478
Repayment of loans			(3,703)		(6,843)		(1,399)		(179)
Reduction in capital element of finance lease			(122)		(133)		(142)		(18)
Collection / (Release) of refundable deposits and asset replacement reserve funds			3		(2)		4		1
Interest paid			(1,861)		(1,869)		(1,690)		(217)
Interest received			67		22		27		3
Interest element of finance lease rental payments			(78)		(68)		(58)		(7)
Finance charges paid			(86)		(68)		(19)		(2)
Dividend paid			—		(601)		(847)		(109)

Net cash generated from / (used in) financing activities		HK$	2,048	HK$	1,609	HK$	(356)	US$	(45)

Net increase in cash and cash equivalents		HK$	22	HK$	36	HK$	1,518	US$	195
Cash and cash equivalents at January 1			33		130 *		166 *		21 *

Cash and cash equivalents at December 31	25	HK$	55	HK$	166	HK$	1,684	US$	216

* Include the balances of the Company and its subsidiaries, other than Octopus Cards Limited

The accompanying notes are an integral part of these consolidated financial statements

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000, 2001, 2002

1	Principal Accounting Policies
A	BASIS OF PREPARATION OF ACCOUNTS

i    These accounts have been prepared in compliance with the Hong Kong Companies Ordinance. The accounts have also been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAPs") and Interpretations issued by the Hong Kong Society of Accountants ("HKSA"), accounting principles generally accepted in Hong Kong and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

ii    The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment properties and self-occupied office land and buildings.

B	BASIS OF CONSOLIDATION

The consolidated accounts include the accounts of the Company and all its subsidiaries except for a non-controlled subsidiary (see note 1D) (the "Group") made up to December 31, each year. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from or to the date of their acquisition or disposal, as appropriate. All material inter-company transactions and balances are eliminated on consolidation.

C	SUBSIDIARIES

A subsidiary in accordance with the Hong Kong Companies Ordinance is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

D	NON-CONTROLLED SUBSIDIARY

Octopus Cards Limited ("OCL") is regarded as a jointly controlled entity as the Group does not have effective control over the Board of OCL. The investment in OCL is accounted for in the consolidated accounts of the Company using the equity method as described in SSAP 21 “Accounting for interests in joint ventures.”

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

E	REVENUE RECOGNITION

Provided it is probable that the economic benefits associated with the transactions will flow to the Group and the amount of revenue can be measured reliably, revenue is recognized in the profit and loss account as follows:

i    Fare revenue is recognized when the journey is provided.

ii    Advertising income and service fees from telecommunication services provided within the railway are recognized when the services are provided.

iii    Rental income from investment properties, station kiosks and other railway premises under operating leases is accounted for in accordance with the terms of the leases. Contingent rentals are recognized as income in the accounting period in which they are earned. Property management income is recognized when the services are provided.

F	FIXED ASSETS

i    Investment properties are stated in the balance sheet at open market value as determined annually by independent professionally qualified valuers.

Changes in the value of investment properties arising upon revaluations are treated as movements in the investment property revaluation reserve, except:

—    where the balance of the investment property revaluation reserve is insufficient to cover a revaluation deficit on a portfolio basis, the excess of the deficit is charged to the profit and loss account; and

—    where a revaluation deficit had previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is firstly credited to the profit and loss account to the extent of the deficit previously charged to the profit and loss account, and is thereafter taken to the investment property revaluation reserve.

On disposal of an investment property, the related portion of the investment property revaluation reserve is transferred to the profit and loss account.

ii    Leasehold land and buildings comprise leasehold land for railway depots and self-occupied office land and buildings:

(a)    Leasehold land for railway depots is stated at cost less accumulated depreciation and impairment losses.

(b)    Self-occupied office land and buildings are stated in the balance sheet at open market value on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation. Revaluations are performed by independent qualified valuers every year. Changes in the value of self-occupied office land and buildings arising upon revaluations are treated as movements in the fixed asset revaluation reserve, except:

—    where the balance of the fixed asset revaluation reserve relating to a self-occupied office land and building is insufficient to cover a revaluation deficit of that property, the excess of the deficit is charged to the profit and loss account; and

—    where a revaluation deficit had previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is firstly credited to the profit and loss account to the extent of the deficit previously charged to the profit and loss account, and is thereafter taken to the fixed asset revaluation reserve.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

iii    Civil works and plant and equipment are stated at cost less accumulated depreciation and impairment losses.

iv    Assets under construction for the operational railway are stated at cost less impairment losses. Cost comprises direct costs of construction, such as materials, staff costs and overheads, together with interest expense capitalized during the period of construction or installation and testing. Capitalization of these costs ceases and the asset concerned is transferred to fixed assets when substantially all the activities necessary to prepare the asset for its intended use are completed.

v    Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments (computed using the rate of interest implicit in the lease), of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases.

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases. Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies. Impairment losses are accounted for in accordance with the accounting policies on impairment of assets. Revenue arising from operating leases is recognized in accordance with the Group's revenue recognition policies as set out in note 1E.

vi    Subsequent expenditure relating to an existing fixed asset is added to the carrying amount of the asset if it is probable that future economic benefit in excess of the originally assessed standard of performance of the asset will flow to the Group.

Expenditure on repairs or maintenance of an existing fixed asset to restore or maintain the originally assessed standard of performance of that asset is charged as an expense when incurred.

vii    Gains or losses arising from the retirement or disposal of a fixed asset other than an investment property are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognized as income or expense in the profit and loss account on the date of retirement or disposal. Any related revaluation surplus is transferred from the fixed asset revaluation reserve to retained profits.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

G	IMPAIRMENT OF ASSETS

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:

—    fixed assets (other than properties carried at revalued amounts);

—    railway construction in progress;

—    property development in progress;

—    deferred expenditure; and

—    investments in subsidiaries.

If any such indication exists, the asset's recoverable amount is estimated.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount.

An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount of the asset.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognized.

H	DEPRECIATION

i    Investment properties with an unexpired lease term of more than 20 years are not depreciated.

ii    Fixed assets other than investment properties and assets under construction are depreciated on a straight line basis at rates sufficient to write off their cost or valuation over their estimated useful lives as follows:

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

Leasehold Land and Buildings
Self-occupied office land and buildings	the shorter of 50 years and the unexpired term of the lease
Leasehold land for railway depots	the unexpired term of the lease

Civil Works
Rails (initial cost)	Indefinite (Note)
Excavation and boring	Indefinite
Tunnel linings, underground civil structures, overhead structures and immersed tubes	100 years
Station building structures	80 - 100 years
Depot structures	80 years
Concrete kiosk structures	20 years
Station architectural finishes	20 - 25 years

Plant and Equipment
Rolling stock (electrical)	35 - 40 years
Platform screen doors	35 years
Environmental control systems, lifts and escalators and drainage system	20 - 30 years
Power supply equipment, metal station kiosks, fire protection system, rolling stock (battery operated) and other mechanical equipment	20 years
Train control and signalling equipment, automatic fare collection systems and advertising panels	15 years
Rolling stock (diesel), telecommunication systems, maintenance equipment, office furniture and equipment	10 years
Computer software licenses	7 years
Cleaning equipment, computer equipment and tools	5 years
Motor vehicles	4 years

Note : Replacement costs of rails are charged to the profit and loss account as revenue expenses.

The useful lives of the various categories of fixed assets are reviewed regularly in the light of actual asset condition, usage experience and the current asset replacement programme. The depreciation charge for the current and future periods is adjusted if there are significant changes from previous estimates.

iii    No depreciation is provided on assets under construction until construction is completed and the assets are ready for their intended use.

iv    Depreciation on assets held under finance leases is provided at rates designed to write off the cost of the asset in equal annual amounts over the shorter of the lease term or the anticipated useful life of the asset as set out above, except in cases where title to the asset will be acquired by the Group at the end of the lease where depreciation is provided at rates designed to write off the cost of the asset in equal amounts over the anticipated useful life of the asset.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

I	CONSTRUCTION COSTS

i    Costs incurred by the Group in respect of feasibility studies on proposed railway related construction projects (including consultancy fees, in-house staff costs and overheads) are dealt with as follows:

—    where the proposed projects are at a preliminary review stage with no certainty of materializing, the costs concerned are written off to the profit and loss account; and

—    where the proposed projects are at a detailed study stage, having been agreed in principle by the Board of Directors based on a feasible financial plan, the costs concerned are dealt with as deferred expenditure until such time as a project agreement is reached with the Government, whereupon the costs are transferred to railway construction in progress.

ii    After entering into a project agreement with the Government, all costs incurred in the construction of the railway are dealt with as railway construction in progress until commissioning of the railway line, whereupon the relevant construction costs are transferred to fixed assets.

J	PROPERTY DEVELOPMENT

i    Costs incurred by the Group in the preparation of sites for property development are dealt with as property development in progress.

ii    Payments received from developers in respect of developments are offset against the amounts in property development in progress attributable to that development. Any surplus amounts of payments received from developers in excess of the balance in property development in progress are transferred to deferred income. In these cases, further costs subsequently incurred by the Group in respect of that development are charged against deferred income.

iii    Expenditure incurred on the development of properties for retention by the Group is transferred to fixed assets when the occupation permits are issued and the properties are put into use.

iv    When agreement is reached with a developer to redevelop an existing self-occupied property, the relevant property is revalued on an existing use basis prior to commencement of redevelopment. The surplus arising on revaluation is credited to fixed asset revaluation reserve. On commencement of redevelopment, the net book value of the property is transferred to property development in progress.

v    Profits arising from the development of properties undertaken in conjunction with property developers are recognized in the profit and loss account as follows:

—    where the Group receives payments from developers at the commencement of the project, profits arising from such payments are recognized when the foundation and site enabling works are complete and acceptable for development, and after taking into account the outstanding risks and obligations, if any, retained by the Group in connection with the development;

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

—    where the Group receives sharing of proceeds from sale of the development, profits arising from such proceeds are recognized upon the issue of occupation permits provided the amounts of revenue and costs can be measured reliably; and

—    where the Group receives a distribution of the assets of the development upon completion of construction, profit is recognized based on the fair value of such assets at the time of receipt.

Upon recognition of profit, the balance of deferred income or property development in progress related to that development is credited or charged to the profit and loss account, as the case may be.

vi    Where the Group is liable to pay the developer consideration for the retention of part of a property to be redeveloped, profit attributable to the Group in respect of the redevelopment (including any payment received from the developer) will be recognized in the profit and loss account when the quantum of the obligation of the Group and the amount of realized profit can be determined with reasonable accuracy.

vii    Where properties are received as a profit distribution upon completion of development and are held for sale, those properties are stated at their estimated net realizable value upon receipt. Net realizable value represents the estimated selling price less costs to be incurred in selling the properties. When properties are sold, the carrying amount of those properties is recognized as cost of properties sold in the period in which the related revenue is recognized. The amount of any write-down of properties to net realizable value is recognized as an expense in the period the write-down occurs. The amount of any reversal of any write-down of properties, arising from an increase in net realizable value, is recognized as a reduction in the cost of properties sold in the period in which the reversal occurs.

K	OPERATING LEASE CHARGES

Rentals payable under operating leases are charged on a straight-line basis over the period of the lease to the profit and loss account, except for rentals payable in respect of railway construction, property development in progress and proposed capital projects which are capitalized as part of railway construction in progress, property development in progress and deferred expenditure respectively.

L	STORES AND SPARES

Stores and spares are categorized as either revenue or capital. Revenue items are stated in the balance sheet at cost, using the weighted average cost method. Provision is made for obsolescence where appropriate. Capital items are included in fixed assets and stated at cost less aggregate depreciation and impairment losses. Depreciation is charged at the rates applicable to the relevant fixed assets against which the capital spares are held in reserve.

M	CASH EQUIVALENTS

Cash and cash equivalents comprise cash at banks and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

N	INTEREST AND FINANCE CHARGES

Interest expense directly attributable to the financing of assets under construction prior to their completion or commissioning is capitalized. Exchange differences arising from foreign currency borrowings related to the acquisition of assets are capitalized to the extent that they are regarded as an adjustment to interest costs. Interest expense attributable to other purposes is charged to the profit and loss account.

Finance charges implicit in the lease payments on assets held under finance leases are charged to the profit and loss account over the period of the lease so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

The differentials paid and received on interest rate swap agreements are accrued and recognized as adjustments to interest expense.

O	FOREIGN CURRENCY TRANSLATION

Foreign currency transactions during the year are translated into Hong Kong dollars and recorded at exchange rates ruling at the transaction dates. Foreign currency monetary assets and liabilities are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Forward foreign exchange contracts, swaps and options used as a hedge against foreign currency liabilities are revalued at the balance sheet date at the exchange rates ruling at that date. Gains and losses on currency hedging transactions are used to offset gains and losses resulting from currency fluctuations inherent in the underlying foreign currency liabilities. Differences arising on foreign currency translation and revaluation of forward foreign exchange contracts, swaps and options are dealt with in the profit and loss account.

The results of foreign enterprises are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

P	DEFERRED TAXATION

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences which are expected with reasonable probability to crystallize in the foreseeable future.

A deferred tax asset in respect of carried forward tax losses is only recognized if it is assured beyond reasonable doubt that the Group will have taxable profits sufficient to offset the available losses in the foreseeable future.

No deferred tax is provided on earnings retained overseas.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

Q	EMPLOYEE BENEFITS

i      Salaries, annual leave, leave passage allowance and other costs of non-monetary benefits are accrued and recognized as an expense in the year in which the associated services are rendered by employees of the Group, except those benefits incurred for project staff in respect of construction projects and capital works, which are capitalized as part of the cost of the qualifying assets.

ii     Contributions to defined contribution retirement plans, including contributions to Mandatory Provident Funds ("MPF") as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as an expense in the profit and loss account as incurred, except those contributions on project staff incurred in respect of construction projects and capital works, which are capitalized as part of the cost of the qualifying assets.

iii    The Group's net obligation in respect of defined benefit retirement plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior years; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bond that have maturity dates approximating the terms of the Group's obligations. If there is no deep market in such bonds, the market yield on government bonds would be used. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized either as an expense in the profit and loss account, or capitalized as part of the cost of the relevant construction projects or capital works in the case of project related employees, as the case may be, on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in a similar manner.

In calculating the Group's obligation in respect of a plan, to the extent that any cumulative unrecognized actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognized in the profit and loss account over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized.

Where the calculation of the Group's net obligation results in a negative amount, the asset recognized is limited to the net total of any cumulative unrecognized net actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

iv    When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligation is recognized at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

v     Termination benefits are recognized when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

R	RETIREMENT SCHEMES

The Group operates an Occupational Retirement Scheme (the "MTR Corporation Limited Retirement Scheme"), which is supplemented by a top-up scheme ("MTR Corporation Limited Retention Bonus Scheme") mainly for project staff to provide extra benefits in the event of redundancy.

In addition, the Group has set up a MPF Scheme by participating in a master trust scheme provided by an independent MPF service provider to comply with the requirements under the MPF Ordinance.

Employer's contributions to the defined contribution section of the MTR Corporation Limited Retirement Scheme and the MPF Scheme are recognized in the accounts in accordance with the policy set out in note 1Q(ii).

The employer's contributions paid and payable in respect of employees of the hybrid benefit section of the MTR Corporation Limited Retirement Scheme, as calculated annually by independent actuaries in accordance with the Retirement Scheme Rules and provisions of the Occupational Retirement Schemes Ordinance, are used to satisfy the pension expenses recognized in the accounts according to note 1Q(iii). Any deficit or surplus thereof will be dealt with in the balance sheet as accrued or prepaid benefit expenses, as the case may be.

S	PROVISIONS AND CONTINGENT LIABILITIES

Provisions are recognized for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

T	JOINTLY CONTROLLED OPERATIONS

The arrangements entered into by the Group with developers for property developments along the Airport Railway and the Tseung Kwan O Line are considered to be jointly controlled operations pursuant to SSAP 21 "Accounting for interests in joint ventures". Pursuant to the development arrangements, the Group is normally responsible for its own costs, including in-house staff costs and the costs of enabling works, and the developers normally undertake to pay for all other project costs such as land premium, construction costs, professional fees, etc. Such costs are deductible from the proceeds of sale before surplus proceeds are shared. In respect of its interests in such operations, the Group accounts for the costs of enabling works net of up-front payments received as property development in progress. In cases where up-front payments received from developers exceed the related expenditures incurred by the Group, such excess is recorded as deferred income. Expenses incurred by the Group on staff, overhead and consultancy fees in respect of these developments are also capitalized as property development in progress. The Group’s share of income earned from such operations is recognized in the profit and loss account in accordance with note 1J after netting off any related balance in the property development in progress account at that time.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

U	SEGMENT REPORTING

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format. As substantially all the principal activities of the Group are carried out in Hong Kong, no geographical segment information is provided.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, share of results of non-controlled subsidiary, corporate and financing expenses and minority interests.

V	RELATED PARTIES

For the purposes of these consolidated financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

W	GOVERNMENT GRANTS

Government grants are assistance by Government in the form of transfer of resources in return for the Company's compliance to the conditions attached to it. Government grant, which represents compensation for the cost of an asset, will be deducted from the cost of the asset in arriving at its carrying value to the extent of the amounts received and receivable as at the date of the balance sheet. Any excess of the amount of grant received or receivable over the cost of the asset at the balance sheet date will be carried forward as deferred income to set off future cost of the asset.

X	TRANSLATION OF 2002 CONSOLIDATED FINANCIAL STATEMENTS TO UNITED STATES DOLLARS

The Group publishes its consolidated financial statements expressed in Hong Kong Dollars. In these consolidated financial statements references to "US Dollars" or "US$" are to United States Dollars and references to "Hong Kong Dollars" or "HK$" are to Hong Kong Dollars. Solely for the convenience of the reader, the 2002 consolidated financial statements have been translated into US Dollars at the specified rate below. These translations should not be construed as representations that the Hong Kong Dollar amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. The translation of Hong Kong Dollars into US Dollars have been made at the rate of US$1.00 to HK$7.7988 which was the noon buying rate in New York City for cable transfers in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

2	Fare Revenue

The MTR Lines comprise the Kwun Tong, Tsuen Wan, Island, Tung Chung and Tseung Kwan O Lines. The fare revenue attributable to the Tseung Kwan O Line relates to the period after the line commenced operation on August 18, 2002.

3	Non-fare Revenue in millions
A	STATION COMMERCIAL AND OTHER REVENUE

	2000		2001		2002
Station commercial and other revenue comprises:
Advertising	HK$	504	HK$	428	HK$	399
Kiosk rental		217		221		238
Telecommunication income		174		173		186
Miscellaneous business revenue		96		151		156

	HK$	991	HK$	973	HK$	979

B	RENTAL AND MANAGEMENT INCOME

	2000		2001		2002
Rental income was attributable to:
Telford Plaza	HK$	340	HK$	353	HK$	371
Luk Yeung Galleria		97		104		105
Paradise Mall		104		80		113
Maritime Square		166		176		181
Other properties		100		104		127

	HK$	807	HK$	817	HK$	897
Management income		60		73		85
Property agency income		—		1		5

	HK$	867	HK$	891	HK$	987

4	Operating Expenses before Depreciation in millions
A	Included in staff costs and related expenses are the following retirement expenses:
	2000		2001		2002
	(Note 42A)
Contributions to defined contribution plans and Mandatory Provident Fund	HK$	5	HK$	12	HK$	13
Increase in liability for defined benefit plans (Note 36C)		184		176		149

	HK$	189	HK$	188	HK$	162

The defined benefit expense recognized in respect of 2001 was not restated as an independent actuarial valuation in accordance with SSAP 34 had not been conducted to ascertain the Scheme's position as of January 1, 2001. The amount recognized in the consolidated profit and loss account for the year ended December 31, 2001 was based on the Group's actual contributions made to the Scheme during that year.

B      Repairs and maintenance costs relate mainly to contracted maintenance and revenue works. Other routine repairs and maintenance works are performed by in-house operations, the costs of which are included under staff costs and stores and spares consumed.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

C	Project study and deferred expenditures written off comprise:
	2000		2001		2002
Shatin Central Link (Note 17)	HK$	—	HK$	—	HK$	42
North Island Link (Note 17)		—		—		85
Airport Railway improvement works in connection with North Island Link		—		—		63
Others		22		16		28

	HK$	22	HK$	16	HK$	218

D	Included in other expenses are the following charges:
	2000		2001		2002
Auditors’ remuneration
— audit services	HK$	2	HK$	3	HK$	3
— other services		1		1		1

Loss on disposal of fixed assets	HK$	62	HK$	6	HK$	17

Operating lease expenses:
Office buildings and staff quarters	HK$	19	HK$	15	HK$	12
Less: Amount capitalized		13		10		9

	HK$	6	HK$	5	HK$	3

5	Remuneration of Members of the Board and the Executive Directorate in millions
A	REMUNERATION OF MEMBERS OF THE BOARD AND THE EXECUTIVE DIRECTORATE

The aggregate emoluments of the Members of the Board and the Executive Directorate of the Company disclosed pursuant to section 161 of the Hong Kong Companies Ordinance were as follows:

	2000		2001		2002
Fees	HK$	1	HK$	2	HK$	2
Salaries, allowances and benefits-in-kind		33		33		32
Retirement scheme contributions		4		4		4

	HK$	38	HK$	39	HK$	38

Included in salaries, allowances and benefits-in-kind are realized gains on exercise of share options amounting to HK$0.2 million (2001: HK$0.6 million; 2000: Nil) in respect of certain Members of the Executive Directorate. Details of the share options granted to the Executive Directorate are disclosed in note 5B. Allowances and benefits-in-kind also include housing, medical and education allowances.

Non-executive directors of the Company are not appointed for a specific term but are subject (save as those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong)) to retirement by rotation and re-election at the Company’s annual general meetings in accordance with Articles 87 and 88 of the Company’s Articles of Association.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

The gross emoluments of the Members of the Board and the Members of the Executive Directorate were within the following bands:

	2000	2001	2002
EMOLUMENTS	NUMBER
HK$0 - HK$250,000	9	9	13
HK$500,001 - HK$1,000,000	—	—	1
HK$3,500,001 - HK$4,000,000	—	—	1
HK$4,500,001 - HK$5,000,000	6	5	5
HK$5,000,001 - HK$5,500,000	—	1	—
HK$7,500,001 - HK$8,000,000	1	1	1

	16	16	21

The information shown in the above table includes the five highest paid employees. The independent non-executive directors' emoluments are included in the first remuneration band.

B	SHARE OPTIONS

Under the Company's Pre-Global Offering Share Option Scheme ("Share Option Scheme") described in note 41A,
Mr. Jack So Chak-kwong and each of the other Members of the Executive Directorate, except Mr. Lincoln Leong Kwok-kuen, were granted options on September 20, 2000 to acquire 1,599,000 and 1,066,000 shares respectively. Mr. Lincoln Leong Kwok-kuen joined the Company on February 1, 2002 and is not a beneficiary of the Share Option Scheme.

Under the vesting terms of the Share Option Scheme, each eligible Member of the Executive Directorate must continue to beneficially own (i) at all times after October 26, 2001, at least 40,000 shares in the case of the Chairman and at least 23,000 shares in the case of other Members of the Executive Directorate, and (ii) at all times after October 26, 2002, at least 80,000 shares in the case of the Chairman and at least 46,000 shares in the case of other Members of the Executive Directorate.

Options exercised and outstanding in respect of each Member of the Executive Directorate as at December 31, 2002 are as follows:

Member of Board of Directors or Executive Directorate	Date granted	No. of options granted	Period during which rights exercisable (month/day/ year)	Options outstanding as at January 1, 2002	Options vested during the year	Options lapsed during the year	Options exercised during the year	Price per share paid on exercise of options	Options outstanding as at December 31, 2002	Weighted average closing price of shares immediately before options were exercised

Jack So Chak-kwong	09/20/2000	1,599,000	4/5/01- 9/11/10	1,599,000	533,000	—	—	—	1,599,000	—
Russell John Black	09/20/2000	1,066,000	4/5/01- 9/11/10	1,045,000	355,500	—	23,000	HK$8.44	1,022,000	HK$9.20
William Chan Fu-keung	09/20/2000	1,066,000	4/5/01- 9/11/10	1,045,000	355,500	—	23,000	HK$8.44	1,022,000	HK$9.15
Philip Gaffney	09/20/2000	1,066,000	4/5/01- 9/11/10	1,045,000	355,500	—	23,000	HK$8.44	1,022,000	HK$9.15
Thomas Ho Hang-kwong	09/20/2000	1,066,000	4/5/01- 9/11/10	1,044,000	355,500	—	23,000	HK$8.44	1,021,000	HK$9.05
Leonard Bryan Turk	09/20/2000	1,066,000	4/5/01- 9/11/10	1,045,000	355,500	—	22,500	HK$8.44	1,022,500	HK$9.20

6	Profit on Property Developments in millions

	2000		2001		2002
Profit on property developments comprises:
Transfer from deferred income (Note 16B)	HK$	3,386	HK$	2,110	HK$	2,548
Share of surplus from development		—		1,096		6
Profit recognized from sharing in kind		—		56		1,203
Other overhead costs		(10)		(14)		(2)

	HK$	3,376	HK$	3,248	HK$	3,755

Included in share of surplus from development are write-down provision of properties held for sale of HK$44 million (2001: Nil; 2000: Nil) and cost of properties sold of HK$118 million (2001: Nil; 2000: Nil).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

7	Depreciation in millions

	2000		2001		2002
Depreciation comprised charges on:
Railway operations
— on fixed assets held under finance leases	HK$	19	HK$	19	HK$	19
— on other railway fixed assets		1,959		2,036		2,321
Assets relating to station advertising, kiosk and miscellaneous businesses		88		97		106
Unallocated corporate assets		25		26		24

	HK$	2,091	HK$	2,178	HK$	2,470

8	Interest and Finance Charges in millions

	2000		2001		2002
Interest expenses in respect of:
Bank loans and overdrafts, and capital market instruments
wholly repayable within 5 years	HK$	1,287	HK$	910	HK$	823
Capital market instruments not wholly repayable within 5 years		535		861		867
Obligations under finance leases		74		64		53

	HK$	1,896	HK$	1,835	HK$	1,743
		------		------		------
Finance charges	HK$	92	HK$	88	HK$	28
		------		------		------
Exchange loss / (gain)	HK$	14	HK$	(1)	HK$	—
		------		------		------
Interest expenses capitalized:
Tseung Kwan O Extension Project	HK$	(478)	HK$	(661)	HK$	(423)
Property projects		(109)		(144)		(86)
Other capital projects		(158)		(167)		(81)
Assets under construction		(48)		(54)		(28)

	HK$	(793)	HK$	(1,026)	HK$	(618)
		------		------		------

	HK$	1,209	HK$	896	HK$	1,153
		------		------		------
Interest income in respect of:
Deposits with banks and other financial institutions	HK$	(9)	HK$	(2)	HK$	(25)
Staff housing loans		(58)		(20)		(3)

	HK$	(67)	HK$	(22)	HK$	(28)
		------		------		------

	HK$	1,142	HK$	874	HK$	1,125

Interest expenses have been capitalized at the average cost of funds to the Group calculated on a monthly basis. The average interest rates for each month varied from 5.2% to 5.4% per annum during the year (2001: 5.4% to 7.5%; 2000: 7.5% to 7.8% per annum).

9	Profit Attributable to Shareholders

The consolidated profit attributable to shareholders includes a profit of HK$4,142 million (2001: HK$4,242 million, as restated; 2000: HK$4,055 million) which has been dealt with in the accounts of the Company.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

10	Dividends in millions

Dividends paid and proposed during the year comprised:

	2000		2001		2002
Dividend approved and paid
— 2001 final dividend of 28 cents (2000: 10 cents; 1999: Nil) per share approved and paid in 2002	HK$	—	HK$	500	HK$	1,415
— 2002 interim dividend of 14 cents (2001: 14 cents; 2000: Nil) per share		—		703		717

	HK$	—	HK$	1,203	HK$	2,132

Dividend proposed
— Final dividend proposed after the balance sheet date of 28 cents (2001: 28 cents; 2000: 10 cents) per share	HK$	500	HK$	1,415	HK$	1,444

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

During the year, scrip dividend elections were offered to shareholders with Hong Kong addresses. The Company's majority shareholder, the Financial Secretary Incorporated ("FSI"), had elected to receive part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that the amount payable in cash would not exceed 50% of the total dividend payable. Details of dividends paid to the FSI are disclosed in note 39J.

Pursuant to the financing arrangement under the Penny's Bay Rail Link Project Agreement entered into between the Group and the Government, HK$219 million (2001: Nil) interim cash dividend declared and payable to the Government during the year had been waived (Note 39F).

11	Earnings Per Share

The calculation of basic earnings per share is based on the profit for the year attributable to shareholders of HK$4,212 million (2001: HK$4,278 million, as restated; 2000: HK$4,055 million) and the weighted average number of ordinary shares of 5,098,511,864 in issue during the year (2001: 5,015,601,057; 2000: 5,000,000,000).

The calculation of diluted earnings per share is based on the profit for the year attributable to shareholders of HK$4,212 million (2001: HK$4,278 million, as restated; 2000: HK$4,055 million) and the weighted average number of ordinary shares of 5,105,400,689 (2001: 5,030,188,894; 2000: 5,004,497,055) after adjusting for the number of dilutive potential ordinary shares under the employee share option scheme calculated as follows:

	2000	2001	2002
Weighted average number of ordinary shares
used in calculating basic earnings per share	5,000,000,000	5,015,601,057	5,098,511,864
Number of ordinary shares deemed to be
issued for no consideration	4,497,055	14,587,837	6,888,825

Weighted average number of ordinary shares used
for calculating the diluted earnings per share	5,004,497,055	5,030,188,894	5,105,400,689

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

12	Taxation
A	PROFITS TAX

Taxation in the consolidated profit and loss account and consolidated balance sheet comprised overseas tax liabilities in respect of consultancy services income earned offshore, chargeable at the appropriate current rates of taxation ruling in the relevant countries.

No provision for Hong Kong profits tax has been made in the consolidated profit and loss account in respect of the Company and its local subsidiaries, as the Company and its local subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current year's assessable profits or have sustained tax losses as at December 31, 2002.

B	DEFERRED TAX in millions

Provision for deferred taxation is not required as any potential liability arising from tax depreciation allowances in excess of related depreciation is not expected to crystallize in the foreseeable future.

The major components of unprovided deferred taxation are:

	2000		2001		2002
Depreciation allowances in excess of related depreciation	HK$	5,428	HK$	5,932	HK$	6,467
Future benefit of tax losses		(4,788)		(4,450)		(4,342)
Other timing differences		1,117		1,117		1,117

Net deferred tax liabilities	HK$	1,757	HK$	2,599	HK$	3,242

No deferred taxation has been provided on the surpluses arising on the revaluation of properties as the disposal of these assets at their carrying value would result in capital gains which are not subject to taxation.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

13	Segmental Information in millions

The results of major business activities are summarized below:

	RAILWAY OPERATIONS		STATION COMMERCIAL AND OTHER BUSINESSES		PROPERTY OWNERSHIP AND MANAGEMENT		TOTAL RAILWAY OPERATIONS AND RELATED ACTIVITIES		PROPERTY DEVELOPMENTS		TOTAL
2000:
Revenue	HK$	5,715	HK$	991	HK$	867	HK$	7,573	HK$	—	HK$	7,573

Less: Operating expenses before depreciation		3,007		173		142		3,322		—		3,322

	HK$	2,708	HK$	818	HK$	725	HK$	4,251	HK$	—	HK$	4,251

Profit on property developments		—		—		—		—		3,376		3,376

Operating profit before depreciation	HK$	2,708	HK$	818	HK$	725	HK$	4,251	HK$	3,376	HK$	7,627

Less: Depreciation		1,976		88		2		2,066		—		2,066

	HK$	732	HK$	730	HK$	723	HK$	2,185	HK$	3,376	HK$	5,561

Unallocated corporate expenses												(364)

Interest and finance charges (net)												(1,142)

Profit for the year ended December 31, 2000											HK$	4,055

Assets
Operational assets	HK$	62,591	HK$	1,125	HK$	10,229	HK$	73,945	HK$	—	HK$	73,945
Railway construction in progress		9,194		—		—		9,194		—		9,194
Railway assets under construction		4,378		—		—		4,378		—		4,378
Property development in progress		—		—		—		—		2,699		2,699

	HK$	76,163	HK$	1,125	HK$	10,229	HK$	87,517	HK$	2,699	HK$	90,216

Investment in subsidiaries												53
Unallocated assets												2,257

Total assets											HK$	92,526

Liabilities
Segmented liabilities	HK$	3,914	HK$	147	HK$	312	HK$	4,373	HK$	228	HK$	4,601
Deferred income		—		—		—		—		10,403		10,403

	HK$	3,914	HK$	147	HK$	312	HK$	4,373	HK$	10,631	HK$	15,004

Unallocated liabilities												27,194

Total liabilities											HK$	42,198

Other Information
Capital expenditure on:
Operational assets and assets under construction	HK$	2,130	HK$	217	HK$	62
Railway construction in progress	HK$	4,198
Property development in progress									HK$	1,113
Non-cash expenses other than depreciation	HK$	62	HK$	4	HK$	—

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

	RAILWAY OPERATIONS		STATION COMMERCIAL AND OTHER BUSINESSES		PROPERTY OWNERSHIP AND MANAGEMENT		TOTAL RAILWAY OPERATIONS AND RELATED ACTIVITIES		PROPERTY DEVELOPMENTS		TOTAL
											(Note 42A)
2001:
Revenue	HK$	5,728	HK$	973	HK$	891	HK$	7,592	HK$	—	HK$	7,592

Less: Operating expenses before depreciation		2,856		197		159		3,212		—		3,212

	HK$	2,872	HK$	776	HK$	732	HK$	4,380	HK$	—	HK$	4,380

Profit on property developments		—		—		—		—		3,248		3,248

Operating profit before depreciation	HK$	2,872	HK$	776	HK$	732	HK$	4,380	HK$	3,248	HK$	7,628

Less: Depreciation		2,053		97		2		2,152		—		2,152

	HK$	819	HK$	679	HK$	730	HK$	2,228	HK$	3,248	HK$	5,476

Unallocated corporate expenses												(353)

Interest and finance charges (net)												(874)

Share of profit of non-controlled subsidiary												29

Profit for the year ended December 31, 2001											HK$	4,278

Assets
Operational assets	HK$	64,415	HK$	1,207	HK$	10,417	HK$	76,039	HK$	301	HK$	76,340
Railway construction in progress		12,873		—		—		12,873		—		12,873
Railway assets under construction		3,024		—		—		3,024		—		3,024
Property development in progress		—		—		—		—		3,361		3,361
Properties held for sale		—		—		—		—		689		689

	HK$	80,312	HK$	1,207	HK$	10,417	HK$	91,936	HK$	4,351	HK$	96,287

Interest in non-controlled subsidiary												49
Unallocated assets												1,790

Total assets											HK$	98,126

Liabilities
Segmented liabilities	HK$	3,773	HK$	164	HK$	359	HK$	4,296	HK$	141	HK$	4,437
Deferred income		—		—		—		—		8,411		8,411

	HK$	3,773	HK$	164	HK$	359	HK$	4,296	HK$	8,552	HK$	12,848

Unallocated liabilities												31,385

Total liabilities											HK$	44,233

Other Information
Capital expenditure on:
Operational assets and assets under construction	HK$	2,201	HK$	581	HK$	196
Railway construction in progress	HK$	3,679
Property development in progress									HK$	789
Non-cash expenses other than depreciation	HK$	6	HK$	1	HK$	3

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

	RAILWAY OPERATIONS		STATION COMMERCIAL AND OTHER BUSINESSES		PROPERTY OWNERSHIP AND MANAGEMENT		TOTAL RAILWAY OPERATIONS AND RELATED ACTIVITIES		PROPERTY DEVELOPMENTS		TOTAL
2002:
Revenue	HK$	5,720	HK$	979	HK$	987	HK$	7,686	HK$	—	HK$	7,686

Less: Operating expenses before depreciation		2,804		185		167		3,156		—		3,156

	HK$	2,916	HK$	794	HK$	820	HK$	4,530	HK$	—	HK$	4,530
Profit on property developments		—		—		—		—		3,755		3,755

Operating profit before depreciation	HK$	2,916	HK$	794	HK$	820	HK$	4,530	HK$	3,755	HK$	8,285

Less: Depreciation		2,339		106		1		2,446		—		2,446

	HK$	577	HK$	688	HK$	819	HK$	2,084	HK$	3,755	HK$	5,839

Unallocated corporate expenses												(540)

Interest and finance charges (net)												(1,125)

Share of profit of non-controlled subsidiary												39

Taxation												(1)

Profit for the year ended December 31, 2002											HK$	4,212

Assets
Operational assets	HK$	80,216	HK$	1,327	HK$	10,380	HK$	91,923	HK$	104	HK$	92,027
Railway construction in progress		109		—		—		109		—		109
Railway assets under construction		2,453		1		—		2,454		—		2,454
Property development in progress		—		—		—		—		2,870		2,870
Properties held for sale		—		—		—		—		794		794

	HK$	82,778	HK$	1,328	HK$	10,380	HK$	94,486	HK$	3,768	HK$	98,254

Interest in non-controlled subsidiary												88
Unallocated assets												2,778

Total assets											HK$	101,120

Liabilities
Segmented liabilities	HK$	3,690	HK$	182	HK$	367	HK$	4,239	HK$	312	HK$	4,551
Deferred income		—		—		—		—		6,226		6,226

	HK$	3,690	HK$	182	HK$	367	HK$	4,239	HK$	6,538	HK$	10,777

Unallocated liabilities												33,508
Minority interests												8

Total liabilities											HK$	44,293

Other Information
Capital expenditure on:
Operational assets and assets under construction	HK$	4,215	HK$	722	HK$	39
Railway construction in progress	HK$	220
Property development in progress									HK$	356
Non-cash expenses other than depreciation	HK$	14	HK$	3	HK$	—

No geographical analysis is shown as substantially all the principal activities of the Company and its subsidiaries are carried out in Hong Kong.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

14	Fixed Assets in millions

		INVESTMENT PROPERTIES		LEASEHOLD LAND AND BUILDINGS		CIVIL WORKS		PLANT AND EQUIPMENT		ASSETS UNDER CONSTRUCTION		TOTAL
Cost or Valuation
At January 1, 2002	HK$	10,363	HK$	1,603	HK$	36,191	HK$	43,423	HK$	3,024	HK$	94,604
Additions		16		—		—		62		1,928		2,006
Disposals / Write-offs		—		—		(3)		(122)		(91)		(216)
Deficit on revaluation (Note 33)		(112)		(115)		—		—		—		(227)
Reclassification		—		—		(13)		13		—		—
Tseung Kwan O Extension Project commissioned (Note 15)		—		150		8,374		7,279		—		15,803
Other assets commissioned		—		—		543		1,864		(2,407)		—

At December 31, 2002	HK$	10,267	HK$	1,638	HK$	45,092	HK$	52,519	HK$	2,454	HK$	111,970

At Cost	HK$	—	HK$	731	HK$	45,092	HK$	52,519	HK$	2,454	HK$	100,796
At December 31, 2002 Valuation	HK$	10,267	HK$	907	HK$	—	HK$	—	HK$	—	HK$	11,174

Aggregate depreciation
At January 1, 2002	HK$	—	HK$	73	HK$	1,969	HK$	13,319	HK$	—	HK$	15,361
Charge for the year		—		34		357		2,079		—		2,470
Written back on disposal		—		—		(2)		(106)		—		(108)
Written back on revaluation (Note 33)		—		(23)		—		—		—		(23)

At December 31, 2002	HK$	—	HK$	84	HK$	2,324	HK$	15,292	HK$	—	HK$	17,700

Net book value at December 31, 2002	HK$	10,267	HK$	1,554	HK$	42,768	HK$	37,227	HK$	2,454	HK$	94,270

Net book value at December 31, 2001	HK$	10,363	HK$	1,530	HK$	34,222	HK$	30,104	HK$	3,024	HK$	79,243

A      The remaining lease periods in respect of the investment properties and leasehold land and buildings held in Hong Kong are as follows:

					LEASEHOLD LAND AND BUILDINGS
As of December 31, in millions	INVESTMENT PROPERTIES				LEASEHOLD LAND FOR RAILWAY DEPOTS				OFFICE LAND AND BUILDINGS
	2001		2002		2001		2002		2001		2002
Net book value or valuation
Over 50 years	HK$	1,522	HK$	1,436	HK$	172	HK$	169	HK$	16	HK$	15
10 to 50 years		8,841		8,831		336		478		1,006		892

	HK$	10,363	HK$	10,267	HK$	508	HK$	647	HK$	1,022	HK$	907

The Group has no investment properties with an unexpired lease term of 20 years or less.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

B    The lease of the land on which the civil works, plant and equipment are situated for the operation of the railway was granted to the Company under a running line lease for the period up to June 30, 2047, which has been extended to June 29, 2050. It is assumed that the lease will be renewed and that the operation of the railway will continue after 2050.

Under the terms of the lease, the Company undertakes to keep and maintain all the leased areas, including underground and overhead structures, at its own cost. With respect to parts of the railway situated in structures where access is shared with other users, such as the Lantau Fixed Crossing, the Company's obligation for maintenance is limited to the railway only. All maintenance costs incurred under the terms of the lease have been dealt with as railway operating costs in the profit and loss account.

C    All the investment properties of the Group were revalued at December 31, 2002 by DTZ Debenham Tie Leung, Chartered Surveyors, at open market value. The majority of the valuations are based on capitalization of the net income receivable at an appropriate capitalization rate, taking into account the reversionary income potential. The net revaluation deficit of HK$112 million (2001: surplus of HK$17 million) arising from the revaluation has been charged against the investment property revaluation reserve (note 33).

D    All self-occupied office land and buildings were revalued at December 31, 2002 by DTZ Debenham Tie Leung, Chartered Surveyors, at open market value on an existing use basis. The net revaluation deficit of HK$92 million (2001: deficit of HK$23 million) arising from the revaluation has been transferred to the fixed asset revaluation reserve to offset against prior period revaluation surpluses (note 33).

The carrying amount of the self-occupied land and buildings at December 31, 2002 would have been HK$928 million (2001: HK$949 million) had the office land and buildings been stated at cost less accumulated depreciation.

E    Fixed assets include the following assets held under agreements which are treated as finance leases:

As of December 31, in millions	NET BOOK VALUE		COST		AGGREGATE DEPRECIATION	NET BOOK VALUE
	2001		2002		2002	2002
Civil works
— Eastern Harbour Crossing	HK$	1,043	HK$	1,254	HK$ 230	HK$	1,024

The Company has entered into a Management Agreement (the “Agreement”) with New Hong Kong Tunnel Company Limited to operate the Eastern Harbour Crossing until 2008. Included in the assets held under the Agreement are railway and ancillary works relating to the rail tunnel.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

At the expiry of the Agreement, title to the assets will, pursuant to the Eastern Harbour Crossing Ordinance, be vested in the Government which has in turn entered into a Memorandum of Understanding dated October 17, 1986 with the Company to the effect that the assets will be vested in the Company on terms to be agreed between the Company and the Government. On June 30, 2000, the Company entered into a further agreement with the Government pursuant to which the relevant assets will be vested by the Government into the Company in 2008 for a nominal consideration and the Company agreed to indemnify the Government for certain amounts which are expected to be nominal. On this basis, the semi-annual payments made by the Company to New Hong Kong Tunnel Company Limited in respect of the Eastern Harbour Crossing are dealt with in these accounts as payments under a finance lease.

F    The Group leases out investment properties and station kiosks under operating leases. The leases typically run for an initial period of one to six years, with an option to renew the lease after that date at which time all terms will be renegotiated. Lease payments are usually adjusted annually to reflect market rentals. Certain leases carry additional rental based on turnover.

The gross carrying amounts of investment properties of the Group held for use in operating leases were HK$10,267 million (2001: HK$10,363 million). The gross carrying amounts of station kiosks held for use in operating leases were HK$314 million (2001: HK$208 million) and the related accumulated depreciation charges were HK$52 million (2001: HK$45 million).

The Group's total future minimum lease payments under non-cancellable operating leases are receivable as follows:

As of December 31, in millions		2001		2002
Within 1 year	HK$	842	HK$	910
After 1 year but within 5 years		1,408		1,261
Later than 5 years		226		168

	HK$	2,476	HK$	2,339

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

15	Railway Construction in Progress in millions

	BALANCE AT JAN 1, 2002		TRANSFERRED FROM DEFERRED EXPENDITURE (NOTE 17)		EXPENDITURE DURING THE YEAR		CAPITALIZED ON COMMISSIONING (NOTE 14)		BALANCE AT DEC 31, 2002
Tseung Kwan O Extension Project
Main contracts
— Civil works	HK$	5,866	HK$	—	HK$	804	HK$	(6,670)	HK$	—
— Plant and equipment		2,359		—		958		(3,317)		—
— Works entrusted to Government		378		—		85		(463)		—
Associated construction costs
— Site investigation		74		—		3		(77)		—
— Rental of work sites		184		—		349		(533)		—
Overheads
— Consultancy fees		801		—		36		(837)		—
— Staff costs and general expenses		1,742		—		312		(2,054)		—
Finance costs		1,429		—		423		(1,852)		—

	HK$	12,833	HK$	—	HK$	2,970	HK$	(15,803)	HK$	—

Tseung Kwan O Extension Further Capital Works Project
Construction costs	HK$	1	HK$	—	HK$	—	HK$	—	HK$	1
Consultancy fees		22		—		1		—		23
Staff costs and general expenses		14		—		1		—		15
Finance costs		3		—		1		—		4

	HK$	40	HK$	—	HK$	3	HK$	—	HK$	43

Penny's Bay Rail Link Project
Construction costs	HK$	—	HK$	9	HK$	130	HK$	—	HK$	139
Consultancy fees		—		18		17		—		35
Staff costs and general expenses		—		41		68		—		109
Finance costs		—		—		2		—		2

	HK$	—	HK$	68	HK$	217	HK$	—	HK$	285

Government grant received (Note 39F)										(219)

									HK$	66

Total	HK$	12,873	HK$	68	HK$	3,190	HK$	(15,803)	HK$	109

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

16	Property Development in Progress and Deferred Income

Under the Airport Railway Agreement related to the construction of the Airport Railway, the Government had granted to the Company land on five station sites along the railway at full market value for property development. In preparing the sites for development, the Company incurs costs related to foundation and site enabling works and expects the costs to be reimbursed by property developers in the form of up-front cash payments when development packages are awarded. In accordance with the development agreements entered into with property developers, the developers are also responsible for the balance of the development costs.

Despite having entered into the development agreements with the developers, the Company being the grantee of the land remains primarily responsible for the fulfilment of all the conditions and obligations in the Land Grant. Such conditions and obligations include the type and quantity of the developments that must be built, public facilities to be provided, and the completion date of the project.

Costs of foundation and site enabling works incurred by the Company are capitalized as property development in progress and payments received from developers are credited to property development in progress to offset costs incurred in respect of the same development. In cases where payments received from developers exceed the related expenditure incurred by the Company, such excess is recorded as deferred income (note 16B). In these cases, any subsequent expenditure incurred by the Company in respect of that development will be charged against deferred income. It is expected that the majority of deferred income will be recognized as profits of the Company at the appropriate time after charging any remaining costs related to foundation and site enabling works, and after taking into account the outstanding risks and obligations retained by the Company relating to each development. Until such time as deferred income is recognized as profit, it is recorded as a liability of the Company in recognition of the Company’s obligations under the Land Grant.

The TKE Project Agreement entered into between the then Secretary for Transport, for and on behalf of the Government, and the Company in respect of the construction of the Tseung Kwan O Extension provides the Company with the right to undertake property developments at four station and depot sites along the Tseung Kwan O Line ("Tseung Kwan O Extension Property Projects"). The basis of accounting for development costs incurred by the Company and payments received by the Company related thereto is consistent with that for the property developments along the Airport Railway ("Airport Railway Property Projects").

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

A	PROPERTY DEVELOPMENT IN PROGRESS in millions

	BALANCE AT JAN 1		EXPENDITURE		OFFSET AGAINST PAYMENTS RECEIVED FROM DEVELOPERS (NOTE 16B)		BALANCE AT DEC 31
2001:
Airport Railway Property Projects	HK$	634	HK$	51	HK$	(102)	HK$	583
Tseung Kwan O Extension and other property projects		2,065		738		(25)		2,778

	HK$	2,699	HK$	789	HK$	(127)	HK$	3,361

2002:
Airport Railway Property Projects	HK$	583	HK$	76	HK$	(62)	HK$	597
Tseung Kwan O Extension and other property projects		2,778		280		(785)		2,273

	HK$	3,361	HK$	356	HK$	(847)	HK$	2,870

B	DEFERRED INCOME in millions

	BALANCE AT JAN 1		PAYMENTS RECEIVED FROM DEVELOPERS		OFFSET AGAINST PROPERTY DEVELOPMENT IN PROGRESS (NOTE 16A)		AMOUNT RECOGNIZED AS PROFIT (NOTE 6)		BALANCE AT DEC 31
2001:
Airport Railway Property Projects	HK$	10,388	HK$	225	HK$	(102)	HK$	(2,110)	HK$	8,401
Tseung Kwan O Extension Property Projects		15		20		(25)		—		10

	HK$	10,403	HK$	245	HK$	(127)	HK$	(2,110)	HK$	8,411

2002:
Airport Railway Property Projects	HK$	8,401	HK$	425	HK$	(62)	HK$	(2,548)	HK$	6,216
Tseung Kwan O Extension Property Projects		10		785		(785)		—		10

	HK$	8,411	HK$	1,210	HK$	(847)	HK$	(2,548)	HK$	6,226

C	STAKEHOLDING FUNDS in millions

As stakeholder under certain Airport Railway Property Projects, the Company receives and manages deposit monies and sales proceeds in respect of sales of properties under those developments. These monies are placed in separate designated bank accounts and, together with any interest earned, will be released to the developers for the reimbursement of costs of the respective developments in accordance with the terms and conditions of the Government Consent Schemes and development agreements. Accordingly, the balances of the stakeholding funds and the corresponding bank balances have not been included in the Group's balance sheets. Movements in stakeholding funds during the year were as follows:

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

	2001		2002
Balance as at January 1	HK$	4,011	HK$	5,686
Stakeholding funds received and receivable		11,482		8,399
Add: Interest earned thereon		137		65

	HK$	15,630	HK$	14,150
Disbursements during the year		(9,944)		(10,919)

Balance as at December 31	HK$	5,686	HK$	3,231

Represented by :
Balances in designated bank accounts as at December 31	HK$	5,684	HK$	3,229
Retention receivable		2		2

	HK$	5,686	HK$	3,231

17	Deferred Expenditure in millions

	BALANCE AT JAN 1		TRANSFER TO RAILWAY CONSTRUCTION IN PROGRESS (NOTE 15)		PREMIUM ON BOND ISSUE		EXPENDITURE / (AMORTIZATION) DURING THE YEAR		AMOUNT WRITTEN OFF TO PROFIT AND LOSS ACCOUNT (NOTE 4C)		BALANCE AT DEC 31
2001:
Deferred finance charges	HK$	149	HK$	—	HK$	—	HK$	(16)	HK$	—	HK$	133
Expenditure on proposed capital projects
— Penny's Bay Rail Link		21		—		—		47		—		68
— North Island Link		17		—		—		60		—		77
— Shatin Central Link		—		—		—		42		—		42
— Tung Chung Cable Car Project		—		—		—		6		—		6

	HK$	187	HK$	—	HK$	—	HK$	139	HK$	—	HK$	326

2002:
Deferred finance charges	HK$	133	HK$	—	HK$	(53)	HK$	(8)	HK$	—	HK$	72
Expenditure on proposed capital projects
— Penny's Bay Rail Link		68		(68)		—		—		—		—
— North Island Link		77		—		—		8		(85)		—
— Shatin Central Link		42		—		—		—		(42)		—
— Tung Chung Cable Car Project		6		—		—		11		—		17
— West Island Link		—		—		—		16		—		16
— Interchange—Shatin Central Line		—		—		—		1		—		1

	HK$	326	HK$	(68)	HK$	(53)	HK$	28	HK$	(127)	HK$	106

Deferred expenditures relating to the Penny's Bay Rail Link were transferred to Railway Construction in Progress upon signing of the Penny's Bay Rail Link Project Agreement with the Government during the year.

Expenditures incurred in respect of the Shatin Central Link and the North Island Link were written off to the profit and loss account following an unsuccessful bid for the construction and operation of the Shatin Central Link, and Government's decision to defer the completion of the North Island Link to beyond 2016.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

18	Interest in Non-controlled Subsidiary in millions

The Group and the Company had the following interest in a non-controlled subsidiary at December 31, 2002:

	2001		2002
Unlisted shares, at cost	HK$	—	HK$	—
Share of net assets		49		88

	HK$	49	HK$	88

NAME OF COMPANY	ISSUED AND PAID UP ORDINARY SHARE CAPITAL		INTEREST IN EQUITY SHARES HELD BY THE COMPANY	PLACE OF INCORPORATION	PRINCIPAL ACTIVITIES

Octopus Cards Limited	HK$	42,000,000	57.40%	Hong Kong	Development and operation of smart card system

In June 1994, the Company entered into an agreement with four local transport companies, Kowloon-Canton Railway Corporation, The Kowloon Motor Bus Company (1933) Limited, Citybus Limited and The Hongkong and Yaumati Ferry Co., Limited, to incorporate a company, Creative Star Limited, now Octopus Cards Limited ("OCL"), to undertake the development and operation of the "Octopus" contactless smart card ticketing system, which was initially used by the shareholding transport companies. Although the Company holds a majority interest in the issued shares of OCL, its appointees to the Board of Directors of OCL are limited to 49% of the voting rights at board meetings. The shareholders have agreed to provide the necessary funding to OCL for its operations and for the development of the "Octopus" system.

On April 20, 2000, OCL received approval from The Hong Kong Monetary Authority to become a deposit-taking company ("DTC") for purposes of extending the use of Octopus cards to a wider range of services, including those that are non-transport related. Prior to becoming a DTC, the Octopus card was exempted from the definition of "multi-purpose card" under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) on the basis that its use was restricted to transport related services only. In connection with the application, the Company and the other shareholders of OCL injected HK$28 million and HK$42 million in the form of subordinated loan and share capital respectively into OCL on April 18, 2000 in order to fulfill the capital requirements pursuant to the Banking Ordinance. The contributions were made in proportion to each shareholder's interest in the shares of OCL.

On January 17, 2001, the Company entered into a new Shareholders' Agreement with the other shareholders of OCL. Under this agreement, the Company disposed of a shareholding interest of 10.4% in OCL to certain other shareholders of OCL for a consideration of HK$16 million, together with a deferred consideration to be received in the event of OCL subsequently becoming a stock exchange listed company. On October 17, 2001, OCL repaid half, or HK$9.5 million of the Company's subordinated loans granted to OCL in connection with the above mentioned application to become a DTC. In January 2002, OCL repaid the remaining balance of the Company's subordinated loans.

During the year ended December 31, 2002, a total amount of HK$45 million (2001: HK$44 million) was paid by the Company to OCL in respect of the central clearing services provided by OCL to the Company. During the same period, load agent fees amounting to HK$11 million (2001: HK$12 million) were received from OCL in respect of services and facilities provided by the Company at various MTR stations to enable customers to add value to the Octopus cards.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

In addition, services fees amounting to HK$2 million (2001: HK$2 million) were received from OCL in respect of rental of computer equipment and services and warehouse storage space payable to the Company under a service agreement.

The condensed profit and loss account and the balance sheet for OCL are shown below:

Profit and loss account Year ended December 31	2001	2002
in millions	(Audited and restated)	(Audited)
Turnover	HK$ 152	HK$	175
Other operating income	42		53

	HK$ 194	HK$	228
Staff costs	(51)		(53)
Load agent fees	(21)		(21)
Other expenses	(46)		(55)

Operating profit before depreciation	HK$ 76	HK$	99
Depreciation	(55)		(61)

Operating profit before interest and finance charges	HK$ 21	HK$	38
Net interest income	29		30

Profit before taxation	HK$ 50	HK$	68

Taxation	—		—

Profit for the year	HK$ 50	HK$	68

Group’s share of profit	HK$ 29	HK$	39

Balance sheet at December 31	2001	2002
in millions	(Audited and restated)	(Audited)

Assets
Fixed assets	HK$ 333	HK$	306
Investments	452		590
Cash at banks and in hand	183		236
Other assets	79		67

	HK$ 1,047	HK$	1,199

Liabilities
Card floats and card deposits due to cardholders	HK$ (899)	HK$	(996)
Amounts due to shareholders	(19)		(18)
Other liabilities	(29)		(31)
Shareholders’ loans	(14)		—

	HK$ (961)	HK$	(1,045)

Net assets	HK$ 86	HK$	154

Shareholders’ funds
Share capital	HK$ 42	HK$	42
Retained profits	44		112

	HK$ 86	HK$	154

Group’s share of net assets	HK$ 49	HK$	88

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

19	Investments in Subsidiaries in millions

Details of subsidiaries as at December 31, 2002, other than the non-controlled subsidiary the relevant details of which are disclosed in note 18, are as follows:

		PROPORTION OF OWNERSHIP INTEREST
NAME OF COMPANY	ISSUED AND PAID UP ORDINARY/REGISTERED SHARE CAPITAL	GROUP’S EFFECTIVE INTEREST	HELD BY THE COMPANY	HELD BY SUBSIDIARY	PLACE OF INCORPORATION AND OPERATION		PRINCIPAL ACTIVITIES

Fasttrack Insurance Ltd.	HK$77,500,000	100%	100%	—	Bermuda		Insurance underwriting
MTR Corporation (C.I.) Limited	US$1,000	100%	100%	—	Cayman Islands		Finance
MTR Engineering Services Limited	HK$1,000	100%	100%	—	Hong Kong		Engineering services
MTR Property Agency Co. Limited	HK$2	100%	100%	—	Hong Kong		Property agency
MTR Travel Limited	HK$2,500,000	100%	100%	—	Hong Kong		Travel services
MTR Consultancy (Shenzhen) Limited	HK$1,000,000	100%	100%	—	The People's Republic of China (Incorporated	)	Railway consultancy services
MTR Corporation (Singapore) Pte. Ltd.	S$50,000	100%	100%	—	Singapore		Railway consultancy services
MTR (Shanghai Consultancy) Company Limited	HK$1,000	100%	100%	—	Hong Kong		Railway consultancy services
MTR (Shanghai Metro Management) Limited	HK$1,000	100%	100%	—	Hong Kong		Project management services
MTR (Shanghai Project Management) Limited	HK$1,000	100%	100%	—	Hong Kong		Railway consultancy services
Shanghai Hong Kong Metro Construction Management Co. Ltd.	HK$15,000,000	60%	—	60%	The People's Republic of China (Incorporated	)	Railway construction management
MTR China Property Limited	HK$1,000	100%	100%	—	Hong Kong		Property management
Shenzhen Donghai Anbo Property Management Co. Ltd.	RMB3,000,000	51%	—	51%	The People's Republic of China (Incorporated	)	Property management
MTR Telecommunication Company Limited	HK$100,000,000	100%	100%	—	Hong Kong		Radio communication services
TraxComm Limited	HK$1,000	100%	100%	—	Hong Kong		Fixed telecommunication network services
Hong Kong Cable Car Limited	HK$1,000	100%	100%	—	Hong Kong		Dormant
Lantau Cable Car Limited	HK$1,000	100%	100%	—	Hong Kong		Dormant
MTR (Estates Management) Limited	HK$1,000	100%	100%	—	Hong Kong		Dormant

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

In May 2002 and June 2002, the Group acquired 51% and 60% interests in Shenzhen Donghai Anbo Property Management Co. Ltd. and Shanghai Hong Kong Metro Construction Management Co. Ltd. for HK$1 million and HK$9 million respectively, satisfied in cash. As a result, the Group's profit for the year and the net assets as at the year end have both been increased by HK$0.2 million.

20	Staff Housing Loans in millions

	BALANCE AT JAN 1		NEW LOANS DRAWNDOWN		REDEMPTION		REPAYMENT		REDUCTION IN PROVISION		BALANCE AT DEC 31
2001:
Housing loans receivable	HK$	638	HK$	3	HK$	(487)	HK$	(26)	HK$	—	HK$	128
Less: General provision		3		—		—		—		(2)		1

	HK$	635	HK$	3	HK$	(487)	HK$	(26)	HK$	2	HK$	127

2002:
Housing loans receivable	HK$	128	HK$	—	HK$	(34)	HK$	(10)	HK$	—	HK$	84
Less: General provision		1		—		—		—		(1)		—

	HK$	127	HK$	—	HK$	(34)	HK$	(10)	HK$	1	HK$	84

	2001	2002
Amount receivable:
— within 1 year	HK$ 12	HK$ 9
— after 1 year	115	75

	HK$127	HK$84

The MTR Staff Housing Loan Scheme, a Company financed scheme, was introduced in 1997 to replace, on a phased basis, the previous arrangements whereby interest subsidies were paid by the Company to eligible employees. All housing loans granted to employees carry interest either at the prevailing Best Lending Rate less 1.75% per annum or at the Company's Average Cost of Borrowings plus 0.75% per annum, and are secured by mortgage over the relevant properties.

21	Properties Held for Sale in millions

	2001		2002
Properties held for sale
— at cost	HK$	689	HK$	271
— at net realizable value		—		523

	HK$	689	HK$	794

The properties held for sale at December 31, 2001 and 2002 comprised residential units, retail and car parking spaces at the Olympic Station and Kowloon Station developments. They are properties received by the Company, either as property sharing in kind or as part of the profit distribution upon completion of the development (note 6). The properties are stated in the consolidated balance sheet at the lower of cost, which is deemed to be their net realizable value upon recognition (note 1J(vii)), or their net realizable value at the balance sheet date. Net realizable value represents the estimated selling price less costs to be incurred in selling the properties. The net realizable values as at December 31, 2001 and 2002 are determined by reference to an open market valuation of the properties as at those dates, undertaken by DTZ Debenham Tie Leung, Chartered Surveyors.

Properties held for sale at net realizable value are stated net of general provision, made in order to state these properties at the lower of their cost and estimated net realizable value. The amount of write-down of properties to estimated net realizable value recognized in the consolidated profit and loss account is HK$44 million (2001: Nil).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

22	Stores and Spares in millions

	2001		2002
Stores and spares expected to be consumed:
— within 1 year	HK$	138	HK$	138
— after 1 year		130		127

	HK$	268	HK$	265
Less: Specific provision for obsolete stock		7		6

	HK$	261	HK$	259

Stores and spares expected to be consumed after 1 year comprise mainly contingency spares and stocks kept to meet cyclical maintenance requirements.

23	Debtors, Deposits and Payments in Advance in millions

	2001		2002
Debtors (net of specific allowances for bad and doubtful debts), deposits and payments in advance related to:
— Tseung Kwan O Extension Project	HK$	21	HK$	1
— Railway operations and other projects		809		726

	HK$	830	HK$	727

The Group's credit policy in respect of receivables arising from its principal activities are as follows:

i    Rentals, advertising and telecommunications fees are billed monthly with due dates ranging from 7 to 50 days. Tenants of the Group's investment properties and station kiosks are required to pay three months' rental deposit upon the signing of lease agreements.

ii    Amounts receivable under interest rate and currency swap agreements with financial institutions are due in accordance with the respective terms of the agreements.

iii    Debtors in relation to capital works entrusted to the Group, subject to any agreed retentions, are due within 21 days upon the certification of work in progress.

Fare revenue is collected either in cash for single and two-ride tickets or through Octopus Cards with daily settlement.

The ageing analysis of debtors included above is as follows:

	2001		2002
Amount not yet due	HK$	698	HK$	548
Overdue by 30 days		65		82
Overdue by 60 days		9		10
Overdue by 90 days		3		4
Overdue by more than 90 days		16		13

Total debtors	HK$	791	HK$	657
Deposits and payments in advance		39		70

	HK$	830	HK$	727

As at December 31, 2002, all debtors, deposits and payments in advance were expected to be recovered within one year except for HK$25 million (2001: HK$21 million) included in the amounts relating to railway operations and other projects, which were expected to be recovered after one year.

Included in amount not yet due are HK$70 million (2001: Nil) receivable from property purchasers, which are due for payment in accordance with the terms of individual agreements on sales and purchases.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

24	Amounts Due from the Government and Other Related Parties in millions

	2001		2002
Amounts due from:
— the Government	HK$	78	HK$	57
— the Housing Authority		65		30
— the Kowloon-Canton Railway Corporation ("KCRC")		3		8
— non-controlled subsidiary		6		—

	HK$	152	HK$	95

The amount due from the Government relates to outstanding receivable and retention, as well as provision for contract claims recoverable from the Government, in connection with infrastructure works entrusted to the Company.

The amount due from the Housing Authority relates to site formation works entrusted to the Company by the Housing Authority in respect of the Tseung Kwan O Extension Project. The entrustment arrangement enabled early possession of a site by the Group to facilitate railway construction.

The amount due from KCRC relates to works entrusted to the Company in connection with the provision of interchange stations between the MTR and KCRC systems.

As at December 31, 2002, the contract retentions on the above entrusted works due for release after one year were HK$7 million (2001: HK$16 million). All other amounts due from the Government and other related parties were expected to be received within 12 months.

25	Cash and Cash Equivalents in millions

	2001		2002
Deposits with banks and other financial institutions	HK$	180	HK$	1,651
Cash at banks and in hand		35		67

Cash and cash equivalents in the balance sheet	HK$	215	HK$	1,718
Bank overdrafts (Note 26B)		(49)		(34)

Cash and cash equivalents in the cash flow statement	HK$	166	HK$	1,684

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

26	Loans and Obligations under Finance Leases
A	BY TYPE in millions

	BALANCE		BALANCE AT YEAR END CLOSING RATE		EXCHANGE (GAIN)/LOSS ON RELATED FORWARD EXCHANGE CONTRACTS	BALANCE
	2001		2002		2002	2002
Capital market instruments
Listed or publicly traded:
US dollar Yankee notes due 2005	HK$	2,324	HK$	2,340	HK$(16)	HK$	2,324
US dollar Global notes due 2009		5,834		5,850	(15)		5,835
US dollar Global notes due 2010		4,679		4,680	(1)		4,679
Debt issuance programme notes due 2005		195		195	—		195

	HK$	13,032	HK$	13,065	HK$(32)	HK$	13,033

Unlisted:
Debt issuance programme notes due 2003 to 2018	HK$	7,534	HK$	7,538	HK$(4)	HK$	7,534
HK dollar note issuance programme notes due 2003		500		500	—		500
HK dollar notes due 2004 to 2008		2,350		2,350	—		2,350
HK dollar retail bonds due 2004 to 2006		—		3,500	—		3,500

	HK$	10,384	HK$	13,888	HK$(4)	HK$	13,884

Total capital market instruments	HK$	23,416	HK$	26,953	HK$(36)	HK$	26,917
Bank loans and overdrafts		7,219		5,969	14		5,983

	HK$	30,635	HK$	32,922	HK$(22)	HK$	32,900
Obligations under finance leases (Note 26C)		750		608	—		608

Total	HK$	31,385	HK$	33,530	HK$(22)	HK$	33,508

As at December 31, 2002, the Group had available undrawn committed bank loan facilities amounting to HK$6,000 million (2001: HK$5,495 million). In addition, the Group had a number of uncommitted facilities with undrawn amounts totalling HK$11,943 million (2001: HK$11,841 million), comprising a multi-currency debt issuance programme and short-term bank loan facilities.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

B	BY REPAYMENT TERMS in millions

	TOTAL		CAPITAL MARKET INSTRUMENTS		BANK LOANS AND OVERDRAFTS		OBLIGATIONS UNDER FINANCE LEASES		TOTAL
	2001		2002		2002		2002		2002
Long-term loans and obligations under finance leases
Amounts repayable beyond 5 years	HK$	12,396	HK$	11,482	HK$	255	HK$	—	HK$	11,737
Amounts repayable within a period of between 2 and 5 years		13,614		6,769		1,218		393		8,380
Amounts repayable within a period of between 1 and 2 years		4,772		4,415		4,073		112		8,600
Amounts repayable within 1 year		160		4,251		403		103		4,757

	HK$	30,942	HK$	26,917	HK$	5,949	HK$	608	HK$	33,474

Bank overdrafts	HK$	49	HK$	—	HK$	34	HK$	—	HK$	34
Short-term loans		394		—		—		—		—

	HK$	31,385	HK$	26,917	HK$	5,983	HK$	608	HK$	33,508

The amounts repayable within 1 year in respect of long-term loans and obligations under finance leases are included in long-term loans as these amounts are intended to be refinanced on a long-term basis.

C	OBLIGATIONS UNDER FINANCE LEASES in millions

As at December 31, 2002, the Group and the Company had obligations under finance leases repayable as follows:

	PRESENT VALUE OF THE MINIMUM LEASE PAYMENTS	INTEREST EXPENSE RELATING TO FUTURE PERIODS	TOTAL MINIMUM LEASE PAYMENTS	PRESENT VALUE OF THE MINIMUM LEASE PAYMENTS	INTEREST EXPENSE RELATING TO FUTURE PERIODS	TOTAL MINIMUM LEASE PAYMENTS
	2001	2001	2001	2002	2002	2002
Amounts repayable beyond 5 years	HK$ 141	HK$ 9	HK$ 150	HK$ —	HK$ —	HK$ —
Amounts repayable within a period of between 2 and 5 years	364	86	450	393	57	450
Amounts repayable within a period of between 1 and 2 years	103	47	150	112	38	150
Amounts repayable within 1 year	142	58	200	103	47	150

	HK$ 750	HK$200	HK$ 950	HK$ 608	HK$142	HK$750

Obligations under finance lease are the Group's and the Company's commitments to make future payments to New Hong Kong Tunnel Company Limited under the management agreement for the Eastern Harbour Crossing which is treated as a finance lease (note 14E).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

D	BONDS AND NOTES ISSUED AND REDEEMED in millions

Bonds and notes issued during the year ended December 31, 2001 and 2002 comprise:

	2001				2002
	PRINCIPAL AMOUNT		NET CONSIDERATION RECEIVED		PRINCIPAL AMOUNT		NET CONSIDERATION RECEIVED
Debt issuance programme notes	HK$	2,650	HK$	2,648	HK$	—	HK$	—
HK dollar retail bonds		—		—		3,500		3,553
HK dollar notes		2,350		2,347		—		—

	HK$	5,000	HK$	4,995	HK$	3,500	HK$	3,553

All the above bonds and notes were issued by a subsidiary, MTR Corporation (C.I.) Limited. The bonds and notes issued are unconditionally and irrevocably guaranteed by the Company; and are direct, unsecured, unconditional and unsubordinated to other unsecured and unsubordinated obligations of MTR Corporation (C.I.) Limited. The obligations of the Company under the guarantee are direct, unsecured, unconditional, and unsubordinated to other unsecured and unsubordinated obligations of the Company. The net proceeds received from the issues were on lent to the Company for general working capital, refinancing or other corporate purposes.

None of the Group's issued debt securities was redeemed during the year ended December 31, 2002.

E	GUARANTEES

There were no guarantees given by the Government in respect of loan facilities as at December 31, 2002 and 2001.

F	INTEREST RATES

The total borrowings, excluding obligations under finance leases, of HK$32,900 million (2001: HK$30,635 million) comprise:

	2001				2002
	LOAN AMOUNT		INTEREST RATE		LOAN AMOUNT		INTEREST RATE
	millions		% p.a.		millions		% p.a.
Fixed rate loans and loans swapped to fixed rates	HK$	15,901	4.5 - 8.4		HK$	20,325	4.3 - 8.4
Variable rate loans and loans swapped from fixed rate		14,734	(Note	)		12,575	(Note	)

	HK$	30,635			HK$	32,900

Note: Interest rates are determined by reference to either the Hong Kong prime rate, the Hong Kong Interbank Offered Rate or the London Interbank Offered Rate.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

27	Off-balance Sheet Financial Instruments

The Group has employed off-balance sheet derivative instruments such as interest rate swaps and currency swaps to manage its interest rate and foreign exchange exposure. These instruments are used solely to reduce or eliminate the financial risk associated with the Group's liabilities and not for trading or speculation purposes.

The contracted notional amounts of derivative instruments outstanding by maturity and type at December 31, 2002 are as follows:

	2001				2002
					MATURING IN
Notional amount in millions	TOTAL		LESS THAN 2 YEARS		2-5 YEARS		OVER 5 YEARS		TOTAL
Foreign exchange forwards	HK$	534	HK$	311	HK$	184	HK$	—	HK$	495
Cross currency and interest rate swaps		8,288		3,892		2,775		6,847		13,514
Interest rate swaps and options		10,910		14,750		6,100		2,060		22,910

	HK$	19,732	HK$	18,953	HK$	9,059	HK$	8,907	HK$	36,919

There are four main categories of risk related to using derivative instruments, namely market risk, credit risk, operational risk and legal risk. Since the Group employs derivative instruments purely for hedging purposes, it is not exposed to market risk because any change in market values will be offset by an opposite change in the market values of the underlying liabilities being hedged.

The Group manages credit risk by assigning limits to counter-parties and by dealing only with financial institutions with acceptable credit ratings. The Group further monitors its credit exposure by estimating the fair market values plus any potential adverse movement in the values of the derivative instruments employed. The Group has not experienced non-performance by any counter-party.

The Group has internal control measures to safeguard compliance with policies and procedures to minimize operational risk. Standardized or master agreements are used whenever practicable to reduce legal risk and credit exposure.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

28	Creditors, Accrued Charges and Provisions in millions

	2001		2002
	(Note 42A)
Creditors, accrued charges and provisions
— Airport Railway Project	HK$	335	HK$	282
— Tseung Kwan O Extension Project		479		814
— Property Projects		75		281
— Railway operations and other projects		2,271		2,383

	HK$	3,160	HK$	3,760

The above amounts are mainly related to capital projects which are settled upon certification of work in progress and swap interest payable. The Group has no significant balances of trade creditors resulting from its provision of transportation services.

The analysis of creditors included above by due dates is as follows:

	2001		2002
	(Note 42A)
Due within 30 days or on demand	HK$	595	HK$	547
Due after 30 days but within 60 days		1,106		667
Due after 60 days but within 90 days		44		50
Due after 90 days		971		2,043

	HK$	2,716	HK$	3,307
Rental and other refundable deposits		290		295
Accrued employee benefits		154		158

Total	HK$	3,160	HK$	3,760

Creditors, accrued charges and provisions in respect of the Airport Railway and Tseung Kwan O Extension projects include provisions for claims on completed contracts, which were capitalized as part of the railway assets upon commissioning of the Tung Chung and Airport Express Lines in 1998 and the Tseung Kwan O Line in August 2002. Most of the claims relating to the Tung Chung and Airport Express Lines have been resolved and claims in respect of the newly commissioned Tseung Kwan O Line are being assessed and resolved as part of the normal process of managing a major construction project. It is anticipated that, subject to unforeseen circumstances, the remaining amount required to be paid will be sufficiently covered by the above mentioned provisions of the respective projects.

As at December 31, 2002, all creditors, accrued charges and provisions were expected to be settled within one year except for HK$382 million (2001: HK$460 million) included in the amounts relating to railway operations and other projects, which were expected to be settled after one year. The amounts due after one year are mainly rental deposits received from shop and station kiosk tenants and advance income received from telecommunication services operators.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

29	Contract Retentions in millions

	DUE FOR RELEASE AFTER 12 MONTHS		DUE FOR RELEASE WITHIN 12 MONTHS		TOTAL
2001:
Tseung Kwan O Extension Project	HK$	201	HK$	225	HK$	426
Property Projects		32		34		66
Railway operations and other projects		142		164		306

	HK$	375	HK$	423	HK$	798

2002:
Tseung Kwan O Extension Project	HK$	—	HK$	237	HK$	237
Property Projects		—		31		31
Railway operations and other projects		62		166		228

	HK$	62	HK$	434	HK$	496

30	Amounts Due to the Government and Other Related Parties in millions

The following are amounts due to the Government and Airport Authority in respect of works entrusted to them by the Group and the amounts due to the subsidiaries:

	2001		2002
Amounts due to:
— the Government	HK$	282	HK$	129
— the Airport Authority		119		76
— non-controlled subsidiary		—		4

	HK$	401	HK$	209

As at December 31, 2002, all amounts (2001: HK$401 million) due to the Government and Airport Authority and HK$90 million (2001: HK$31 million) due to the subsidiaries are expected to be settled within one year.

31	Deferred Liabilities in millions

	2001		2002
Estate management funds
— Refundable deposits on managed properties	HK$	31	HK$	31
— Building maintenance and asset replacement reserve funds		47		54

	HK$	78	HK$	85

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

32	Share Capital, Share Premium and Capital Reserve in millions

	2001		2002
Authorized:
6,500,000,000 shares of HK$1.00 each	HK$	6,500	HK$	6,500

Issued and fully paid:
5,158,748,655 shares (2001: 5,055,229,742 shares) of HK$1.00 each	HK$	5,055	HK$	5,159
Share premium		564		1,563
Capital reserve		27,188		27,188

	HK$	32,807	HK$	33,910

Pursuant to the Articles of Association of the Company, the capital reserve can only be applied in paying up in full unissued shares to be allotted and distributed as fully paid bonus shares to the shareholders of the Company.

Share premium represents the amount by which the issue price of shares exceeds the par value of those shares. The application of the share premium account is governed by section 48B of the Hong Kong Companies Ordinance.

New shares issued and fully paid up during the year comprise:

				PROCEEDS CREDITED TO
	NUMBER OF SHARES	OPTION / SCRIP PRICE		SHARE CAPITAL ACCOUNT		SHARE PREMIUM ACCOUNT		TOTAL
				millions		millions		millions
Employee share options exercised	4,362,000	HK$	8.44	HK$	4	HK$	33	HK$	37
Issued as 2001 final scrip dividends	63,322,970	HK$	11.17		64		644		708
Issued as 2002 interim scrip dividends	35,833,943	HK$	9.99		36		322		358

	103,518,913			HK$	104	HK$	999	HK$	1,103

Outstanding share options under the Pre-Global Offering Share Option Scheme as at December 31, 2002 are disclosed in note 41A.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

33	Other Reserves in millions

	INVESTMENT PROPERTY REVALUATION RESERVE		FIXED ASSET REVALUATION RESERVE		RETAINED PROFITS		TOTAL
2001:
Balance as at January 1, 2001 as previously reported	HK$	6,501	HK$	139	HK$	11,527	HK$	18,167
Prior period adjustments in respect of annual leave and passage expenses (Note 42A)		—		—		(150)		(150)

Balance as at January 1, 2001 as restated	HK$	6,501	HK$	139	HK$	11,377	HK$	18,017
Dividends paid		—		—		(1,203)		(1,203)
Surplus / (Deficit) on revaluation		17		(23)		—		(6)
Profit for the year (as restated)		—		—		4,278		4,278

Balance as at December 31, 2001	HK$	6,518	HK$	116	HK$	14,452	HK$	21,086

2002:
Balance as at January 1, 2002 as previously reported	HK$	6,518	HK$	116	HK$	14,608	HK$	21,242
Prior period adjustments in respect of annual leave and passage expenses (Note 42A)		—		—		(156)		(156)

	HK$	6,518	HK$	116	HK$	14,452	HK$	21,086
Prior period adjustments in respect of pension expenses (Note 42A)		—		—		(45)		(45)

Balance as at January 1, 2002 as restated	HK$	6,518	HK$	116	HK$	14,407	HK$	21,041
Dividends paid		—		—		(2,132)		(2,132)
Deficits on revaluation		(112)		(92)		—		(204)
Profit for the year		—		—		4,212		4,212

Balance as at December 31, 2002	HK$	6,406	HK$	24	HK$	16,487	HK$	22,917

The investment property and fixed asset revaluation reserves were set up to deal with the gains or losses arising from the revaluation of investment properties and self-occupied office land and buildings respectively (note 1F).

The investment property and fixed asset revaluation reserves are not available for distribution to shareholders because they do not constitute realized profits. As at December 31, 2002, the total amount of reserves available for distribution to shareholders under the Hong Kong Companies Ordinance amounted to HK$16,356 million (2001: HK$14,391 million, as restated).

Included in the Group's retained profits as at December 31, 2002 is an amount of HK$64 million (2001: HK$25 million), being the retained profits attributable to the non-controlled subsidiary.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

34	Acquisition of subsidiaries in millions

During 2002, the Company acquired 51% and 60% interests in Shenzhen Donghai Anbo Property Management Co. Ltd. and Shanghai Hong Kong Metro Construction Management Co. Ltd. for HK$1 million and HK$9 million respectively, both acquisitions were satisfied in cash.

The fair value of assets acquired and liabilities assumed were as follows:

	2002
Net assets acquired:
Prepayments	HK$	1
Cash at bank and in hand		16

Net identifiable assets	HK$	17
Less: Minority interests		7

Total purchase price paid, satisfied in cash	HK$	10
Less: Cash of subsidiaries acquired		16

Net cash inflows in respect of the purchase of subsidiaries	HK$	(6)

35	Retirement Schemes

The Company operates two occupational retirement schemes, the MTR Corporation Limited Retirement Scheme (the “Retirement Scheme”) and a top-up scheme, the MTR Corporation Limited Retention Bonus Scheme (the “RBS”). In addition, in accordance with the Mandatory Provident Fund (“MPF”) Schemes Ordinance, the Company has set up an MPF Scheme on December 1, 2000 by participating in a master trust scheme provided by an independent MPF service provider. Employees eligible to join the Retirement Scheme can choose between the Retirement Scheme and the MPF Scheme while temporary employees are required to join the MPF Scheme.

The assets of these schemes are held under the terms of separate trust arrangements. These trusts ensure that the assets are kept separate from those of the Company.

A	RETIREMENT SCHEME

The Retirement Scheme was established under trust at the beginning of 1977. The Retirement Scheme contains both defined benefit and defined contribution elements. The Retirement Scheme was registered under the Occupational Retirement Schemes Ordinance (Chapter 426 of the Laws of Hong Kong) ("ORSO") with effect from October 31, 1994. On July 3, 2000, exemption was granted by the MPF Authority to maintain the Retirement Scheme and offer it as an alternative to the MPF Scheme.

The Retirement Scheme provides both a hybrid benefit section and a defined contribution benefit section, offering benefits on retirement, permanent disability, death and leaving service to its members. The hybrid benefit section provides benefits based on the greater of a multiple of final salary and accumulated contributions with investment returns. The defined contribution benefit section, which was implemented on April 1, 1999, is a member choice plan which provides retirement benefits based on accumulated contributions and investment returns only. Promotees who are promoted after April 1, 1999 can choose to join either the defined contribution benefit section or to remain in the hybrid benefit section. As the hybrid benefit section was closed to new entrants on March 31, 1999, staff joining the Company on or after April 1, 1999 who would be eligible to join the Retirement Scheme can choose to join either the defined contribution benefit section or, commencing December 1, 2000, the MPF Scheme.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

(a)	The Hybrid Benefit Section

Members' contributions to the hybrid benefit section are based on a fixed percentage of basic salary. The Company's contributions are determined by the Executive Directorate with reference to an actuarial valuation. At December 31, 2002, the total membership was 6,397 (2001: 6,715; 2000: 6,957). In 2002, members contributed HK$75 million (2001: HK$78 million; 2000: HK$82 million) and the Company contributed HK$256 million (2001: HK$267 million; 2000: HK$278 million) to the hybrid benefit section. The net asset value of the hybrid benefit section as at December 31, 2002 was HK$3,769 million (2001: HK$3,726 million; 2000: HK$3,851 million).

(b)	The Defined Contribution Benefit Section

Both members' and the Company's contributions to the defined contribution benefit section are based on fixed percentages of members' basic salary. As at December 31, 2002, the total membership under this section was 363 (2001: 368; 2000: 234). In 2002, total members' contributions were HK$5.2 million (2001: HK$4.4 million; 2000: HK$2.4 million) and the total contribution from the Company was HK$10.6 million (2001: HK$9.1 million; 2000: HK$4.9 million). The net asset value as at December 31, 2002 was HK$28.6 million (2001: HK$19.7 million; 2000: HK$8.2 million).

According to the terms of the trust deed, forfeitures were transferred to the reserve account to be utilized at the discretion of the Company.

(c)	Actuarial Valuations

Actuarial valuations are carried out annually in accordance with the ORSO. A full actuarial valuation of the Retirement Scheme, comprising both the hybrid and the defined contribution benefit sections, was carried out at December 31, 2002 by Towers, Perrin, Forster & Crosby, Inc., an independent firm of consulting actuaries, using the Attained Age Method. The principal actuarial assumptions used included a long-term rate of investment return net of salary increases of 2.25% (2001: 2%; 2000: 2%) per annum, together with appropriate allowances for expected rates of mortality, turnover, redundancy and retirement and an adjustment for salary increases expected over the short term. The actuary confirmed that, at the valuation date:

i	the solvency ratio of the hybrid benefit section of the Retirement Scheme was 97.2%, the scheme's assets were not sufficient to meet its aggregate vested liability by HK$110 million, had all members left the scheme; however
ii	as long as the hybrid benefit section of the Retirement Scheme is funded in accordance with the same contribution rates as in 2002, it is expected that the scheme's assets would be sufficient to eliminate the expected vested liability shortfall within a period of 3 years from date of valuation.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

B	RBS

The RBS was established under trust as of January 1, 1995. The RBS is a defined benefit scheme and applies to all employees classified by the Company as staff working on designated projects and who are not on gratuity terms. The RBS provides for benefits to be payable only in the event of redundancy for accrued service up to December 31, 2002. The RBS was registered under the Occupational Retirement Schemes Ordinance with effect from December 1, 1995. As at December 31, 2002, there were 520 members (2001: 692; 2000: 758) under the RBS.

The RBS is non-contributory for members. The Company's contributions are determined by the Executive Directorate with reference to an actuarial valuation and are charged as part of the staff costs to various projects on the basis of the amount contributed. During 2002, the Company's contributions amounted to HK$2 million (2001: HK$3 million; 2000: HK$15 million). The net asset value of the RBS as at December 31, 2002 was HK$23 million (2001: HK$45 million; 2000: HK$49 million).

Actuarial valuations are carried out annually. A full actuarial valuation of the RBS was carried out at December 31, 2002 by Towers, Perrin, Forster & Crosby, Inc. using the Attained Age Method. The principal actuarial assumptions used included an expected weighted rate of investment return net of salary increases, of approximately 1.25% (2001: 0%; 2000: 2%) per annum, together with appropriate allowance for expected rates of redundancy. The actuary confirmed that, at the valuation date:

i	due to the nature of the RBS which provides for benefits only on redundancy, there was no aggregate vested liability, and thus the RBS was technically solvent; and
ii	the value of the RBS assets, together with the future contributions recommended by the actuary and to be adopted by the Company, would be sufficient to meet the liabilities of the RBS on an on-going basis.

C	MPF SCHEME

Effective from the MPF commencement date of December 1, 2000, the Company joined The Bank Consortium MPF Plan which has been registered with the Mandatory Provident Fund Schemes Authority and authorized by the Securities and Futures Commission. As at December 31, 2002, the total number of employees of the Company participating in the MPF Scheme was 502 (2001: 438; 2000: 434). In 2002, total members' contributions were HK$2.0 million (2001: HK$2.5 million; 2000: HK$0.01 million) and total contribution from the Company was HK$2.3 million (2001: HK$2.7 million; 2000: HK$0.2 million).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

36	Defined Benefit Retirement Plan Obligations in millions

The Group makes contributions to two defined benefit plans that provide benefits for employees upon retirement or termination of services for other reasons (note 35). The movements in respect of these defined benefit plans during the year are summarized as follows:

A	The amounts recognized in the balance sheets:

	RETIREMENT SCHEME	RBS	TOTAL	RETIREMENT SCHEME	RBS	TOTAL
	2001	2001	2001	2002	2002	2002
Present value of funded obligations	HK$ 3,717	HK$ 46	HK$ 3,763	HK$ 3,775	HK$ 31	HK$ 3,806
Fair value of plan assets	(3,673)	(45)	(3,718)	(3,768)	(23)	(3,791)
Net unrecognized actuarial losses	—	—	—	(6)	(6)	(12)

Net liability	HK$ 44	HK$ 1	HK$ 45	HK$ 1	HK$ 2	HK$ 3

The plans had no investment in shares or debt securities issued by the Company.

B	Movements in the net liability recognized in the balance sheets:

	RETIREMENT SCHEME		RBS		TOTAL
	2002		2002		2002
At January 1	HK$	44	HK$	1	HK$	45
Contributions paid to the Schemes		(256)		(2)		(258)
Expense recognized in the profit and loss account (Notes 4A and 36C)		213		3		216

At December 31	HK$	1	HK$	2	HK$	3

C	Expense recognized in the consolidated profit and loss account:

	RETIREMENT SCHEME		RBS		TOTAL
	2002		2002		2002
Current service cost	HK$	220	HK$	3	HK$	223
Interest cost		220		1		221
Expected return on plan assets		(227)		(1)		(228)

	HK$	213	HK$	3	HK$	216
Less: Amount capitalized		64		3		67

	HK$	149	HK$	—	HK$	149

The retirement expense is recognized under staff costs and related expenses in the consolidated profit and loss account.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

D	Actual gain / (loss) on plan assets

	2002
MTRCL Retirement Scheme	HK$	(60)

MTRCL Retention Bonus Scheme	HK$	1

E	The principal actuarial assumptions used as at December 31, 2002 (expressed as weighted average) are as follows:

	RETIREMENT SCHEME	RBS	RETIREMENT SCHEME	RBS
	2001	2001	2002	2002
Discount rate at December 31	6.00%	2.50%	5.25%	1.50%
Expected rate of return on plan assets	6.00%	2.50%	6.00%	2.00%
Future salary increases	4.00%	2.50%	3.75%	0.75%

Certain comparative information is not provided as an independent actuarial valuation is not required and has not been conducted to ascertain the Schemes' position as at January 1, 2001.

37	Railway Projects
A	TSEUNG KWAN O PROJECT

The Project Agreement with the Government related to the design, construction, financing and operation of the Tseung Kwan O Extension was signed on November 4, 1998.

The Agreement also permits the Company to undertake commercial and residential property developments at the proposed development sites in Tseung Kwan O South Area 86, Tiu Keng Leng, Tseung Kwan O Town Centre and Hang Hau, with approximate site areas totalling 42.64 hectares.

The project was completed four months earlier than schedule with service on the Tseung Kwan O Line commencing on August 18, 2002. Although the final accounts of a few contracts are under negotiation with the contractors, it is anticipated that the total cost of the project will be approximately HK$16 billion, as compared to the original budget of HK$30.5 billion.

B	PENNY'S BAY RAIL LINK

The Project Agreement between the Government and the Company for the design, construction, financing and operation of the Penny’s Bay Rail Link was signed on July 24, 2002.

Under the Agreement, the project is scheduled to be completed and opened for service on July 1, 2005. The capital cost estimate for the project based on the defined scope of works and programme is estimated at HK$2 billion.

Following the signing of the Agreement, the Company has awarded 13 major contracts amounting to some HK$928 million for the construction of railway. It is anticipated that the project will be completed within the capital cost estimate of HK$2 billion.

At December 31, 2002, the Company had incurred expenditure of HK$285 million on the project (2001: HK$68 million regarded as Deferred Expenditure) and had authorized outstanding commitments on contracts totalling HK$825 million (2001: HK$22 million) related to the project.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

38	Interests in Jointly Controlled Operations

The Group has the following jointly controlled operations in respect of its property development projects as at December 31, 2002.

LOCATION / DEVELOPMENT PACKAGE	LAND USE	TOTAL GROSS FLOOR AREA (sq.m.)	ACTUAL OR EXPECTED COMPLETION DATE

Hong Kong Station	Office / Retail / Hotel	415,900	By phases from 1998-2005
Kowloon Station
Package One	Residential	147,547	Completed in 2000
Package Two	Residential	210,319	By phases from 2002 - 2003
Package Three	Residential	105,886	2004
Package Four	Residential	128,845	2003
Package Five, Six and Seven	Residential / Office / Retail / Hotel / Serviced Apartment	504,350	By phases from 2005 - 2008

Olympic Station
Package One	Residential / Office / Retail	309,069	By phases from 1998 - 2000
Package Two	Residential / Retail	268,650	By phases from 2001 - 2002
Package Three	Residential	104,452	2005

Tsing Yi Station	Residential / Retail	292,795	Fully completed in 1999

Tung Chung Station
Package One	Residential / Office / Retail / Hotel	361,691	By phases from 1999 - 2005
Package Two	Residential / Retail	255,949	By phases from 2002 - 2006
Package Three	Residential / Retail	413,154	By phases from 2002 - 2007

Hang Hau Station	Residential / Retail	142,152	2005

Tiu Keng Leng Station	Residential / Retail	253,765	By phases from 2005 - 2006

Tseung Kwan O Station
Area 55b	Residential / Retail	96,797	2006
Area 57a	Residential / Retail	29,642	2005

Choi Hung Park-and-Ride	Residential / Retail	21,582	2005

The Group’s assets held in relation to these joint venture operations include various site foundation works and related staff and overhead costs. The costs incurred by the Group on each development package are set off against any up-front payments received from developers in relation to that development package, and the balance is shown on the balance sheet either as property development in progress or deferred income (note 16) as the case may be. As at December 31, 2002, total property development in progress in respect of these jointly controlled operations was HK$1,126 million (2001: HK$621 million) and total deferred income was HK$6,226 million (2001: HK$8,411 million).

As the Group is not involved in the financing of the construction of the developments, the only financial liability in respect of these developments as at December 31, 2002 was HK$56 million (2001: HK$81 million) in respect of accruals related to property enabling works.

During the year ended December 31, 2002, profits of HK$3,755 million (2001: HK$3,248 million; 2000: HK$3,376 million) were recognized (note 6).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

39	Material Related Party Transactions

The Financial Secretary Incorporated, which holds approximately 76% of the Company's issued share capital on trust for the Government of the Hong Kong SAR, is the majority shareholder of the Company. Transactions between the Group and Government departments, agencies or Government controlled entities, other than those transactions such as the payment of fees, taxes, leases and rates, etc. that arise in the normal dealings between the Government and the Group, are considered to be related party transactions pursuant to SSAP 20 "Related party disclosures" and are identified separately in these accounts.

Members of the Board and Members of the Executive Directorate, and parties related to them, are also considered to be related parties of the Group. Transactions with these parties, except for those involving a Member of the Board or his related parties where the relevant Member abstains from voting, are separately disclosed in the accounts.

Major related party transactions entered into by the Group in prior years include:

A    The Company entered into the Airport Railway Agreement with the Government on July 5, 1995 for the construction of the Airport Railway. In addition to specifying the parameters for the design, construction and operation of the Tung Chung and Airport Express Lines, the Agreement also included provisions for the granting of land to the Company for property development (note 16).

B    The Company entered into the TKE Project Agreement with the Government on November 4, 1998 for the design, construction, financing and operation of the Tseung Kwan O Extension and the granting of land for commercial and residential property developments along the railway extension (note 37A).

C    On June 30, 2000, the Appointed Day for the purposes of the Mass Transit Railway Ordinance, the Company was granted a franchise, for an initial period of 50 years, to operate the existing mass transit railway, and to operate and construct any extension to the railway. On the same day, the Company entered into an Operating Agreement with the Government which detailed provisions for the design, construction, maintenance and operation of the railway under the franchise. The Government has also acknowledged in the Operating Agreement that the Company will require an appropriate commercial rate of return on its investment in any new railway project (which would ordinarily be between 1% to 3% above the estimated weighted average cost of capital of the Company) and that financial and other support from the Government may be required.

D    On July 14, 2000, the Company received a comfort letter from the Government pursuant to which Government agreed to extend the period of certain of the Company's land interests so that they are coterminous with the Company's initial 50-year franchise.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

During the year, the Group has had the following material related party transactions:

E    In connection with the construction of the Airport Railway and the Tseung Kwan O Extension, certain essential project works are embedded within the infrastructure works to be undertaken by the Government or certain of its related parties. These works have been entrusted to the Government and its related parties and are payable on an actual cost basis according to architectural certifications. The Government and certain of its related parties, on the other hand, have entered into entrustment agreements with the Company for the construction of various other infrastructure works that are also reimbursable according to actual costs certified. Details of the amounts paid and the amounts receivable and payable as at December 31, 2002 are provided in notes 15, 24 and 30 respectively.

F    On July 24, 2002, the Company entered into an agreement with the Government specifying the parameters for the design, construction, financing and operation of the Penny's Bay Rail Link (the "PBL Agreement"). In connection with the financing of the PBL Project, the Government agreed to provide financial support to the Company in order to bridge the funding gap between the Company's required rate of return of 11.25% per annum in respect of the PBL Project, and the projected return of the PBL pursuant to the terms of the Operating Agreement (note 39C). Such financial support, which amounted to HK$798 million at net present value on January 1, 2002, is to be provided through the Government waivers of its entitlement to cash dividends in respect of its shareholding, commencing from the financial year ended December 31, 2002 and thereafter as is equivalent to the funding gap. During the year ended December 31, 2002, interim cash dividend amounted to HK$219 million (2001: Nil) had been waived by the Government (note 39J). The dividends waived have been recorded as a reduction to shareholders' funds and have been set off against cumulative construction cost of the PBL Project (note 15).

G    A Provisional Agreement for the Company to build and operate the Tung Chung Cable Car Project ("Cable Car Project") together with a Theme Village at Ngong Ping on the Lantau Island was entered into between the Company and the Government on July 31, 2002. The Cable Car Project is planned for service opening in August 2005 and the cost estimate of railway works as per the Financial Proposal to Government is HK$750 million. As at December 31, 2002, the Company had incurred expenditure of HK$17 million (2001: HK$6 million) on the project which was regarded as deferred expenditure in the balance sheet.

H    The Company has business transactions with its non-controlled subsidiary in the normal course of operations, details of which are disclosed in note 18.

I    The Group has paid remuneration to the Members of the Board and Members of the Executive Directorate. Details of these transactions are described in note 5. In addition, the Members of the Executive Directorate were granted share options under the Company's Pre-Global Offering Share Option Scheme. Details of these benefits in kind are disclosed in note 5B and under the paragraph "Board Members and Executive Directorate's interests in shares" in the Report of the Members of the Board.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

J	During the year, the following dividends were paid to or waived by the Government:

	2001		2002
in millions	FINAL DIVIDEND		INTERIM DIVIDEND		TOTAL

Cash dividends paid	HK$	470	HK$	—	HK$	470
Cash dividends waived (Note 39F)		—		219		219
Shares allotted in respect of scrip dividends		614		330		944

	HK$	1,084	HK$	549	HK$	1,633

40	Commitments in millions
A	CAPITAL COMMITMENTS

i    Outstanding capital commitments as at December 31, 2002 not provided for in the accounts were as follows:

	RAILWAY OPERATIONS		TSEUNG KWAN O EXTENSION PROJECT		PENNY'S BAY RAIL LINK AND TUNG CHUNG CABLE CAR PROJECTS		PROPERTY DEVELOPMENT PROJECTS		TOTAL
2001:
Authorized but not yet contracted for	HK$	854	HK$	4,142	HK$	—	HK$	1,985	HK$	6,981
Authorized and contracted for		1,738		1,025		22		154		2,939

	HK$	2,592	HK$	5,167	HK$	22	HK$	2,139	HK$	9,920

2002:
Authorized but not yet contracted for	HK$	499	HK$	—	HK$	—	HK$	1,934	HK$	2,433
Authorized and contracted for		1,321		—		1,017		67		2,405

	HK$	1,820	HK$	—	HK$	1,017	HK$	2,001	HK$	4,838

Included in the amounts authorized but not yet contracted for are costs that will not be subject to construction contracts such as staff costs, overhead expenses and capitalized interest.

ii    The commitments under railway operations comprise the following:

	IMPROVEMENT AND ENHANCEMENT WORKS		ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT		TOTAL
2001:
Authorized but not yet contracted for	HK$	625	HK$	229	HK$	854
Authorized and contracted for		908		830		1,738

	HK$	1,533	HK$	1,059	HK$	2,592

2002:
Authorized but not yet contracted for	HK$	338	HK$	161	HK$	499
Authorized and contracted for		665		656		1,321

	HK$	1,003	HK$	817	HK$	1,820

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

iii    Commitments in respect of jointly controlled operations have been included in the commitments for Property Development Projects above and were as follows:

	2001		2002
Authorized but not yet contracted for	HK$	1,983	HK$	1,931
Authorized and contracted for		38		57

	HK$	2,021	HK$	1,988

B	OPERATING LEASE COMMITMENTS

The Group had operating leases on office buildings and staff quarters as at December 31, 2002. The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	2001		2002
Payable within one year
Leases expiring within one year	HK$	4	HK$	3
Leases expiring between one to five years		8		4

	HK$	12	HK$	7
Payable after one but within five years		4		2
Payable after five years		—		—

	HK$	16	HK$	9

The above includes HK$6 million (2001: HK$10 million) in respect of the office accommodation and quarters for construction project staff. The majority of the leases are subject to rent reviews.

C	LIABILITIES AND COMMITMENTS IN RESPECT OF PROPERTY MANAGEMENT CONTRACTS

The Group had, over the years, jointly developed with outside property developers certain properties above or adjacent to railway depots and stations. Under most of the development agreements, the Group retained the right to manage these properties after their completion. The Group, as manager of these properties, enters into services contracts with outside contractors for the provision of security, cleaning, maintenance and other services on behalf of the managed properties. The Group is primarily responsible for these contracts, but any contract costs incurred will be reimbursed by the owners and tenants of the managed properties from the management funds as soon as they are paid.

As at December 31, 2002, the Group had total outstanding liabilities and contractual commitments of HK$445 million (2001: HK$390 million) in respect of these works and services. Cash funds totalling HK$530 million (2001: HK$435 million) obtained through monthly payments of management service charges from the managed properties are held by the Group on behalf of those properties for settlement of works and services provided.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

41	Employee Share Option Schemes
A	PRE-GLOBAL OFFERING SHARE OPTION SCHEME

In connection with the Initial Public Offering ("IPO") and Stock Exchange listing of the Company's shares in October 2000, a Pre-Global Offering Share Option Scheme ("Share Option Scheme") was established. Under the Share Option Scheme, a total of 769 employees including all the Members of the Executive Directorate, except Mr. Lincoln Leong Kwok-kuen who was appointed on February 1, 2002, were granted on September 20, 2000 options to purchase an aggregate of 48,338,000 shares at an exercise price of HK$8.44 per share, which was equivalent to 90% of the IPO offer price of HK$9.38 per share. The options may be exercised prior to September 11, 2010, subject to the vesting provisions under the Scheme, which provide that certain proportions of the underlying shares in respect of which options were granted under the Share Option Scheme will vest at certain specified times, as follows:

DATE	PROPORTION OF OPTIONS VESTED

Before October 5, 2001	None
October 5, 2001 to October 4, 2002	One-third
October 5, 2002 to October 4, 2003	Two-thirds
After October 4, 2003	All

In 2002, 14,651,500 options to subscribe for shares were vested and 4,362,000 share options previously vested have been exercised. The weighted average closing price in respect of the share options exercised during the year was HK$10.32 per share. In addition, 2,815,000 share options lapsed as a result of the resignation of certain option holders during the year. As at December 31, 2002, total options to subscribe for 36,763,500 (2001: 43,940,500) shares remained outstanding.

B	NEW JOINERS SHARE OPTION SCHEME

In May 2002, the New Joiners Share Option Scheme (the "New Scheme") was adopted at the Annual General Meeting to provide share options to new members of the top and senior management of the Company who did not participate in the Pre-Global Offering Share Option Scheme. Under the Rules of the New Scheme, a maximum of 5,056,431 shares may be issued pursuant to the exercise of options granted under the New Scheme. Options granted will vest in respect of their underlying shares over a period of three years from the date on which the relevant option is granted. The exercise price of the options granted under the New Scheme is to be set at a level which reflects generally the share price of the Company at the time of grant of the options.

As at December 31, 2002, no option has been granted under the New Scheme.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

42	Adoption of New Accounting Standards in Hong Kong

The following new or revised SSAPs issued by the Hong Kong Society of Accountants, which became effective during 2002, were adopted for preparation of the Group’s financial statements for the years ended December 31, 2001 and 2002:

—	SSAP 34, Employee Benefits
—	SSAP 35, Accounting for Government Grants and Disclosure of Government Assistance
—	SSAP 1 (revised), Presentation of Financial Statements
—	SSAP 15 (revised), Cash Flow Statements

A	ADOPTION OF SSAP 34, EMPLOYEE BENEFITS in millions

As a result of the first time adoption of SSAP 34 and the transitional provisions prescribed in the Standard, the Group has made the following adjustments to its financial results for the year ended December 31, 2002 which are relevant to the Group:

	NET MOVEMENTS IN ENTITLEMENTS
	BALANCE AS AT JANUARY 1, 2001		YEAR ENDED DECEMBER 31, 2001		BALANCE AS AT JANUARY 1, 2002
Retained profit as previously reported	HK$	11,527			HK$	14,608
		--------				--------
Prior period adjustments in respect of:
Short-term benefits
— unused annual leave entitlement	HK$	(137)	HK$	(2)	HK$	(139)
— leave passage entitlement		(11)		(4)		(15)

Share of non-controlled subsidiary’s unused annual leave entitlement		(2)		—		(2)

	HK$	(150)	HK$	(6)	HK$	(156)
Post-employment benefits		—		—		(45)

	HK$	(150)			HK$	(201)
		------				------

Retained profit as restated	HK$	11,377			HK$	14,407

i    Short-term benefits – accrued liabilities on unused annual leave and leave passage expenses

Prior to the issuance of SSAP 34, the Group did not provide for the liabilities in respect of its staffs’ vested annual leave and leave passage entitlements. SSAP 34 requires that obligations in respect of these entitlements should be accrued as soon as services are rendered. In accordance with this change in accounting policy and pursuant to SSAP 2 (which outlines the disclosure requirements when a change in accounting policy has a material effect on the current or prior periods presented), the Group has retrospectively restated the opening balances of the retained profits as at January 1, 2001 and 2002 by reductions of HK$150 million and HK$156 million respectively. The previously reported net profit for the year ended December 31, 2001 has also been reduced by HK$6 million to reflect movements in the accrued annual leave and leave passage account during the year.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

ii    Post-employment benefits – defined benefit plans

The Group operates two defined benefit plans, the hybrid benefit section of the Retirement Scheme and the RBS (the "Schemes"). SSAP 34 prescribes the valuation methodology and accounting treatments in respect of defined benefit plans, which differs from those adopted by the Group in previous accounts. On adoption of SSAP 34, actuarial valuations were reconducted by independent professionally qualified actuaries to ascertain the Schemes’ position as of January 1, 2002 according to the requirements of the new Standard. The results indicated that the Schemes’ present value of the defined benefit obligations exceeded the fair value of the Schemes' assets (transitional liabilities) by HK$44 million and HK$1 million respectively on the same date. Pursuant to the provisions of SSAP 34, the Group has chosen to recognize the entire transitional liabilities immediately at the time of first adoption. In accordance with this change in accounting policy and pursuant to SSAP 2, the total transitional liabilities of HK$45 million has been recognized retrospectively against the opening balance of the retained profits as at January 1, 2002 (note 33) and the liabilities has been carried in the balance sheet as accrued pension expenses. Comparative information has not been restated as an independent actuarial valuation has not been conducted to ascertain the Schemes' position as of January 1, 2001.

B	ADOPTION OF SSAP 35, ACCOUNTING FOR GOVERNMENT GRANTS AND DISCLOSURE OF GOVERNMENT ASSISTANCE

Pursuant to the terms of the PBL Project Agreement entered into in July 2002 between the Company and the Government, the Government will provide financial support in the form of dividend waivers in respect of its cash dividend entitlement commencing from financial year ended December 31, 2002. Details of the dividend waiver and the related accounting treatment are set out in notes 1W and 39F. Such dividend waivers are within the meaning of government grants defined in SSAP 35, which became effective for financial statement beginning on or after July 1, 2002.

C	ADOPTION OF SSAP 1 (REVISED), PRESENTATION OF FINANCIAL STATEMENTS

In order to comply with the revised requirements of SSAP 1 (revised), the Group adopts the new statement "Consolidated Statement of Changes in Equity" which replaces the "Consolidated Statement of Recognized Gains and Losses" included in previous accounts. The new statement reconciles the movement of key components of the shareholders' fund, including share capital, reserves and retained earnings, from the beginning to end of a period.

D	ADOPTION OF SSAP 15 (REVISED), CASH FLOW STATEMENTS

The format of the Consolidated Cash Flow Statement has been revised to follow the new requirements of SSAP 15 (revised).

43	Comparative Figures

Comparative figures have been restated and reclassified based on the requirement of the new accounting standards adopted as set out in note 42.

44	Approval of Accounts

The accounts were approved by the Board on March 6, 2003.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

45	Summary of Differences Between Hong Kong and United States GAAP

The Group's consolidated financial statements are prepared in accordance with the accounting principles generally accepted applicable in Hong Kong ("HK GAAP"), which differ in certain significant respects from those applicable in the United States ("US GAAP"). The significant differences relate principally to the following items, and the adjustments considered necessary to restate profit ("net income") and shareholders' funds ("shareholders' equity") in accordance with US GAAP are shown in the tables set out below.

A	REVENUE RECOGNITION ON PROPERTY DEVELOPMENTS

Under HK GAAP, where the Group receives payments from developers at the commencement of the project, profits arising from such payments are recognized when the foundation and site enabling works are complete and acceptable for development, and after taking into account the outstanding risks and obligations, if any, retained by the Group in connection with the development. In addition, under HK GAAP, where the Group receives a distribution of the assets of the development upon completion of construction, profit is recognized based on the fair value of such assets at the time of receipt. Under US GAAP, such profits would be recognized during construction of the property on a percentage-of-completion basis.

B	TELFORD HEADQUARTERS REDEVELOPMENT

The Group entered into a joint venture agreement with a developer to redevelop the headquarters building. Under HK GAAP, the redeveloped headquarters building retained by the Group was recorded as an addition of land and buildings at open market value. The shopping centre and cash received from the developer, net of related costs, were recognized as property development profits. Under US GAAP, the redevelopment would be accounted for as a non-monetary transaction, and such redevelopment would be recorded at historical cost with no profit recognition thereon.

C	ASSET REVALUATIONS AND DEPRECIATION

Under HK GAAP, investment properties are stated on the basis of appraised value, and depreciation expense is not provided on such properties. Also under HK GAAP, self-occupied land and buildings are stated at their open market values on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation. Under US GAAP, such revaluations are not permitted. Accordingly, for the purposes of the reconciliation between HK GAAP and US GAAP, the properties of the Group, which are stated at appraised or open market value, have been restated at historical cost less accumulated depreciation. Depreciation has been based on the historical cost of the properties and the shorter of unexpired lease term or useful life of 50 years. The approximate gross historical cost of investment properties subject to depreciation under US GAAP, which are not depreciated under HK GAAP, amounted to HK$3,234 million and HK$3,250 million at December 31, 2001 and 2002, respectively.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

D	DEPRECIATION OF CERTAIN FIXED ASSETS

Prior to 1995, under HK GAAP, the historical cost of the Group's tunnel lining and underground civil structures was not depreciated. Under established industry practice in the United States for similar costs, depreciation is provided for financial accounting purposes over extended periods. For US GAAP purposes, the Group has depreciated such costs over a 100-year period.

Effective January 1, 1995, under HK GAAP, the Group re-appraised the estimated useful life of the tunnel lining and underground civil structures. In accordance with such re-appraisal, such costs are being depreciated over the number of years remaining using an original life of 100-year period. Such change in useful life was accounted for prospectively, with no cumulative adjustment recognized in 1995.

In addition, prior to 1995 under HK GAAP, the cost of leasehold land was not amortized based on assumed extensions of the leases. Under US GAAP, the amortization of the historical cost of leasehold land is provided over the life of the leases, without any consideration of renewals.

Effective January 1, 1995, under HK GAAP, all leasehold land is amortized over the unexpired terms of the leases. This change in accounting policy under HK GAAP was applied prospectively, with no cumulative adjustment recognized in 1995.

E	PENSION COSTS

In the past, under HK GAAP, the provision for the defined benefit element of the MTR Corporation Limited Retirement Scheme (the "Retirement Scheme") was based on the contributions made to the Retirement Scheme. The adoption of the new Statement of Standard Accounting Practice ("SSAP") 34 under HK GAAP has resulted in the provisions for deficiency of the Retirement Scheme's present value of the defined benefit obligations over the fair value of the assets. Such transitional liability was recognized immediately against the opening balance of the retained profits as of January 1, 2002 under HK GAAP. Under US GAAP, the defined benefit element of the Retirement Scheme is recognized as a charge to income over the employees' approximate service period, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 87. SFAS No.87 focuses on the Retirement Scheme's benefit formula as the basis for determining the benefit earned, and therefore the cost incurred, in each year. The determination of the benefit earned is actuarially determined and includes components for service cost, time value of money, return on plan assets and gains or losses from changes in previous assumptions. The actuarial valuation methods used are slightly different under HK GAAP and US GAAP and so are the pension expenses recognized. As such, the transitional liability of HK$44 million recognized immediately against the opening balance of the retained profits under HK GAAP is reversed under US GAAP. Adjustment on pension costs calculated by the actuarial method in accordance with SFAS No. 87 is made accordingly.

F	INCOME TAXES

The Group's deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences, which are expected with reasonable probability to become payable in the foreseeable future. With respect to deferred tax assets (a net deferred tax debit), HK GAAP includes recognition criteria providing for net deferred tax assets, which are probable of recovery in the foreseeable future, with assurance beyond a reasonable doubt that taxable income will be generated in the future. Based on these recognition criteria, as disclosed in note 12, the Group had an unrecognized net deferred tax liability at December 31, 2002, which is not expected with reasonable probability to become payable.

US GAAP requires that full provision be made for all deferred taxes as they arise, except that a valuation allowance is provided on deferred tax assets to the extent that it is not "more likely than not" that such deferred tax assets will be realized. Under US GAAP, "more likely than not" is defined as a likelihood of more than 50 percent.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

G	CAPITALIZATION OF CERTAIN COSTS

Under HK GAAP, certain costs of a non-incremental nature are capitalized relative to the Airport Railway Project and other capital projects. Under US GAAP, it is not permissible to capitalize these non-incremental costs. The preponderance of the capitalized costs relating to the capital projects is incremental in nature and accordingly, is properly capitalized under both HK GAAP and US GAAP.

H	INTEREST

Under HK GAAP, interest earned on funds obtained by the Group specifically for the construction of the Airport Railway prior to the date of expenditure for such purpose is credited to railway construction in progress related to the Airport Railway. Interest earned for this purpose includes notional interest on funds temporarily applied by the Group for purposes other than related to the construction of the Airport Railway. Under US GAAP, actual interest earned is included in the determination of profit for such period, and notional interest on funds temporarily applied is not recognized.

I	STOCK BASED COMPENSATION

Under HK GAAP, share options granted by the Company and shares granted by the principal shareholder (defined as shareholding larger than 10%) for no consideration to the employees of the Company are not required to be recognized in the profit and loss account of the Company. Under US GAAP, such share options and shares granted are accounted for in accordance with Accounting Principles Board Opinion 25 as contributions to capital with the offsetting charge to the profit and loss account as compensation expense. The compensation expense for the share grants is measured based on the quoted market price of the shares, and in case of share options, the difference between the quoted market price of the shares less the exercise price, at a defined measurement date. The measurement date is the first date on which both the number of shares that an individual employee is entitled to receive and the exercise price are known.

J	OTHERS

Other adjustments primarily represent the net effect of costs deferred under HK GAAP which are required to be recognized as expenses under US GAAP, and certain anticipated expenses recognized under HK GAAP which are not recognized as expenses under US GAAP until the related goods or services are received or provided.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

K	DERIVATIVE INSTRUMENTS

Under US GAAP, effective January 1, 2001, the Group adopted SFAS No. 133, ''Accounting for Derivative Instruments and Hedging Activities'', which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the profit and loss account when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The Group uses derivative instruments to manage exposures to foreign currency and interest rate risks. The Group's objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures.

Under HK GAAP, derivative instruments are not required to be recorded on the balance sheet at fair value.

L	RECONCILIATION OF NET INCOME TO US GAAP

	Year Ended December 31
(in millions, except per share data)	2000		2001		2002		2002
			(NOTE 1)
Profit for the year in accordance with HK GAAP	HK$	4,055	HK$	4,278	HK$	4,212	US$	540
Adjustments required under US GAAP
Revenue recognition on property developments		(13)		1,216		(115)		(15)
Depreciation on revalued properties and redevelopment		(57)		(64)		(66)		(8)
Depreciation on certain fixed assets		10		10		10		1
Difference in periodic pension cost		182		112		45		6
Deferred tax accounting		(574)		(724)		(761)		(98)
Capitalization of certain costs		(151)		(65)		(66)		(8)
Interest		(21)		(21)		(20)		(3)
Stock based compensation		(25)		(60)		(5)		(1)
Derivative instruments including cumulative effect of adopting SFAS No. 133 in 2001		—		(53)		(11)		(1)
Other		3		(1)		3		—
Tax effect of above adjustments		9		(160)		35		5

Net income for the year in accordance with US GAAP	HK$	3,418	HK$	4,468	HK$	3,261	US$	418

Basic and diluted earnings per share	HK$	0.68	HK$	0.89	HK$	0.64	US$	0.08

Note:

1.	Under HK GAAP, the Group adopted SSAP 34, ''Employee Benefits'', on January 1, 2002. As a result of the adoption of SSAP 34, the Group recognizes liabilities for certain employee benefits in the accounting period in which the obligations arise, including staffs' vested annual leave and leave passage entitlements. Under HK GAAP, SSAP 34 was adopted retrospectively, resulting in the restatement of certain prior year balances (note 42A). Under US GAAP, the adoption of SSAP 34 with respect to the accrual of staffs' vested annual leave and leave passage entitlements represents a restatement for a correction of an error. However, the amount of the restatement under US GAAP was not considered material to the Group's results of operations or shareholders' equity.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

M	RECONCILIATION OF SHAREHOLDERS' EQUITY TO US GAAP

	As of December 31
(in millions)	2001		2002		2002
	(NOTE 1)

Shareholders' funds in accordance with HK GAAP	HK$	53,893	HK$	56,827	US$	7,287
Adjustments required under US GAAP
Revenue recognition on property developments		2,277		2,162		277
Accumulated depreciation on revalued properties and redevelopment		(298)		(364)		(47)
Asset revaluation reserves		(6,634)		(6,430)		(824)
Accumulated depreciation on certain fixed assets		(781)		(771)		(99)
Difference in periodic pension cost		(199)		(110)		(14)
Deferred tax accounting		(2,481)		(3,242)		(416)
Capitalization of certain costs		(1,173)		(1,239)		(159)
Interest		676		656		84
Derivative instruments including cumulative effect of adopting SFAS No. 133 in 2001		(326)		(501)		(64)
Other		37		40		5
Tax effect of above adjustments		(121)		(86)		(11)

Shareholders' equity in accordance with US GAAP	HK$	44,870	HK$	46,942	US$	6,019

Note:

1.	Under HK GAAP, the Group adopted SSAP 34, "Employee Benefits", on January 1, 2002. As a result of the adoption of SSAP 34, the Group recognizes liabilities for certain employee benefits in the accounting period in which the obligations arise, including staffs' vested annual leave and leave passage entitlements. Under HK GAAP, SSAP 34 was adopted retrospectively, resulting in the restatement of certain prior year balances (note 42A). Under US GAAP, the adoption of SSAP 34 with respect to the accrual of staffs' vested annual leave and leave passage entitlements represents a restatement for a correction of an error. However, the amount of the restatement under US GAAP was not considered material to the Group's results of operations or shareholders' equity.

N	STATEMENT OF CASHFLOWS

Under HK GAAP, cash flows from interest and finance charges are included in financing activities. Under US GAAP, cash flows from interest and finance charges for the years presented would be included as operating activities. In addition, HK GAAP includes bank overdrafts within the definition of cash and cash equivalents, whereas US GAAP classifies bank overdrafts as financing activities. Summarized cash flow data by operating, investing and financing activities in accordance with US GAAP are set out below:

	Year ended December 31
(in millions)	2000		2001			2002			2002
Net cash provided / (used) by:
Operating activities	HK$	1,774	HK$	1,571		HK$	2,488		US$	319
Investing activities		(5,758)		(5,728)			(2,354)			(302)
Financing activities		4,015		4,198			1,369			176

Change in cash and cash equivalents	HK$	31	HK$	41		HK$	1,503		US$	193
Cash and cash equivalents at beginning of year		68		174	*		215	*		27	*

Cash and cash equivalents at end of year	HK$	99	HK$	215		HK$	1,718		US$	220

* Includes the balances of the Company and its subsidiaries, other than Octopus Cards Limited

Exhibit Index

Exhibit Number	Description of Exhibit

1.1	Mass Transit Railway Ordinance (incorporated herein by reference to the Registration Statement on Form F-3, filed by the Company and MTR Corporation (C.I.) Limited on September 10, 2001 (File No: 333-13904) (the “Form F-3”)).

1.2	Memorandum of Association of the Company (incorporated herein by reference to the Form F-3).

1.3	Articles of Association of the Company (as amended on February 18, 2002).

2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

2c.1	Indenture, dated October 1, 1995, between Mass Transit Railway Corporation (the predecessor of the Company) and The First National Bank of Chicago, as Trustee (incorporated herein by reference to the Form F-3).

2c.2	First Supplemental Indenture, dated January 25, 1999, between Mass Transit Railway Corporation (the predecessor of the Company) and The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

2c.3	Second Supplemental Indenture, dated June 12, 2000, between the Company and Bank One Trust Company, N.A. as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

2c.4	Third Supplemental Indenture, dated as of September 7, 2001, between MTR Corporation Limited and Bank One Trust Company, N.A., as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

2c.5	Indenture, dated as of September 7, 2001, among MTR Corporation (C.I.) Limited, as Issuer, MTR Corporation Limited, as Guarantor, and Bank One Trust Company, N.A., as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

4.1	Operating Agreement, dated June 30, 2000, between Secretary for Transport (now known as Secretary for the Environment, Transport and Works) for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

4.2	Comfort Letter dated July 14, 2000 from Planning and Lands Bureau (now known as Housing, Planning and Lands Bureau) of the Government of the Hong Kong Special Administrative Region, to the Company regarding land matters relating to the privatization of the Company (incorporated herein by reference to the Form F-3).

Exhibit Number	Description of Exhibit

4.3	Agreement dated June 30, 2000, in respect of the vesting of certain assets comprised in the Eastern Harbour Crossing, between The Secretary for the Treasury (now known as Secretary for Financial Services and the Treasury) for and on behalf of the Government of the Hong Kong Special Administrative Region, and the Company (incorporated herein by reference to the Form F-3).

4.4	Amendment and Restatement Agreement, dated June 30, 2000 in respect of The Memorandum of Understanding relating to the Eastern Harbour Crossing and The Airport Railway Operating and Maintenance Terms and The Project Agreement for the Design, Construction, Financing and Operating of the Tseung Kwan O Extension and The Letter Agreement relating to the Quarry Bay Congestion Relief Works, dated June 30, 2000, between Secretary for Transport (now known as Secretary for the Environment, Transport and Works) for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

4.5	Indemnity Agreement, dated September 22, 2000, in respect of the global share offering, among the Company, the Members of the Board and the Members of the Executive Directorate and the Government of the Hong Kong Special Administrative Region (incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed by the Company on June 20, 2001).

4.6	Project Agreement for the design, construction, financing and operation of the Penny’s Bay Rail Link, dated July 24, 2002, between the Company and the Deputy Secretary for the Environment, Transport and Works for and on behalf of the Government.

7.1	Computation of Ratio of Debt to Shareholders’ Funds based on Hong Kong GAAP.

7.2	Computation of Ratio of Debt to Shareholders’ Equity based on US GAAP.

7.3	Computation of Ratio of Earnings to Fixed Charges based on Hong Kong GAAP.

7.4	Computation of Ratio of Earnings to Fixed Charges based on US GAAP.

8.1	Subsidiaries of the Company.

10.1	Consent of KPMG, independent public accountants.

10.2	Memorandum on Performance Requirements between Commissioner for Transport for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).