Form 20-F
period 2003-12-31
MTR CORP LTD
filed 2004-06-25
CIK 1159204

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 333-13904

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

As of December 31, 2003, 5,288,695,393 ordinary shares, par value HK$1.00 each, were outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.     Item 17   ☒    Item 18   ☐

MTR CORPORATION LIMITED

PART III		102

Item 17.	Financial Statements.	102

Item 18.	Financial Statements.	102

Item 19.	Exhibits.	102

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

SUPPLEMENTAL INFORMATION AND EXCHANGE RATES

The Company publishes its financial statements in Hong Kong Dollars. In this Annual Report, references to “US Dollars”, “US$” or “$” are to United States Dollars and references to “Hong Kong Dollars”, “HK Dollars” or “HK$” are to Hong Kong Dollars. Solely for the convenience of the reader, this Annual Report contains translations of certain Hong Kong Dollar amounts into US Dollar amounts at specified rates. These translations should not be construed as representations that the Hong Kong Dollar amounts actually represent such US Dollar amounts or could be converted into US Dollar amounts at the rates indicated or at all. The translations of Hong Kong Dollars into US Dollars have been made at the rate of HK$7.7640 to US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2003.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2. Offer Statistics and Expected Timetable.

Not Applicable.

Item 3. Key Information.

The following table presents selected financial information of the Company as of and for each of the years in the five-year period ended December 31, 2003. The following selected financial information should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and the Company’s audited consolidated financial statements and the related notes for the three-year period ended December 31, 2003 included elsewhere in this Annual Report (the “Financial Statements”).

Selected Financial Data(1)(2)

	Year Ended December 31,
	1999		2000		2001		2002(3)(4)		2003(5)		2003(5)
	(in millions, except number of shares, ratios and per share data)
Profit and Loss Account Data:
Hong Kong GAAP:
Revenue	HK$	7,252	HK$	7,573	HK$	7,592	HK$	7,686	HK$	7,594	US$	978
Operating profit from railway and related operations before depreciation		3,493		3,912		4,053		4,014		3,747		483
Profit on property developments		2,030		3,376		3,248		3,755		5,369		692
Operating profit before depreciation		5,523		7,288		7,301		7,769		9,116		1,174
Depreciation		(2,039)		(2,091)		(2,178)		(2,470)		(2,402)		(309)
Operating profit before interest and finance charges		3,484		5,197		5,123		5,299		6,714		865
Interest and finance charges		(1,104)		(1,142)		(874)		(1,125)		(1,539)		(198)
Profit before taxation		2,380		4,055		4,278		4,213		5,198		670
Income Tax(6)		—		—		—		(634)		(748)		(96)
Profit attributable to shareholders(7)		2,116		4,055		4,278		3,579		4,450		573
Dividends(8)		—		—		(1,203)		(2,132)		(2,178)		(280)
Earnings per share:
Basic(9)		0.42		0.81		0.85		0.70		0.85		0.11
Diluted(10)		N/A		0.81		0.85		0.70		0.85		0.11
Dividend per share(8)		—		—		0.24		0.42		0.42		0.05

US GAAP:
Net income for the year	HK$	2,449	HK$	3,418	HK$	4,468	HK$	3,261	HK$	1,369	US$	176

Earnings per share:
Basic(9)		0.49		0.68		0.89		0.64		0.26		0.03
Diluted(10)		0.49		0.68		0.89		0.64		0.26		0.03

Balance Sheet Data (at year end):
Hong Kong GAAP:
Total assets		87,250		92,526		98,126		101,119		102,366		13,185
Net assets/shareholders’ funds		45,115		50,328		53,893		53,574		57,292		7,379
Loans, obligations under finance leases and bank overdrafts		23,177		27,203		31,385		33,508		32,025		4,125
Deferred income(11)		13,776		10,403		8,411		6,226		5,061		652
Share capital, share premium and capital reserve		32,188		32,188		32,807		33,910		35,086		4,519
Issued shares(12)		321,881		5,000,000,000		5,055,229,742		5,158,748,655		5,288,695,393

US GAAP:
Total assets		81,346		86,370		92,691		96,286		93,233		12,008
Loans, obligations under finance leases and bank overdrafts		23,310		27,152		31,745		34,793		32,906		4,238
Shareholders’ equity		37,879		41,322		44,870		46,942		47,534		6,122
Share capital, share premium and capital reserve		32,188		32,213		32,273		32,278		32,297		4,160

Other Financial Data (at year end):
Hong Kong GAAP:
Ratio of debt to shareholders’ funds(13)		0.51:1		0.54:1		0.58:1		0.63:1		0.56:1
Ratio of earnings to fixed charges		2.00		2.63		2.69		3.02		4.06

US GAAP:
Ratio of debt to shareholders’ equity(13)		0.62:1		0.66:1		0.71:1		0.74:1		0.69:1
Ratio of earnings to fixed charges		2.27		2.60		3.24		2.90		1.84

(1)	The financial statements of the Company are prepared in accordance with generally accepted accounting principles in Hong Kong (“Hong Kong GAAP”), which differs in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). For a description of the nature and effect of these differences, see Note 47 of Notes to the Financial Statements.
(2)	The 2001, 2002 and 2003 annual accounts include the group accounts of the Company and its subsidiaries (the “Group”). The 1999 and 2000 annual accounts include only the accounts of the Company in view of the Company having no effective control over the board of directors of one of its subsidiaries, Octopus Cards Limited, and the insignificant amounts involved in the other subsidiaries.

3

(3)	With the adoption of revised Statement of Standard Accounting Practice (“SSAP”) 12, “Income Taxes”, issued by the Hong Kong Society of Accountants, which became effective on January 1, 2003, a restatement of the 2002 financial data was necessary. See Note 43A of Notes to the Financial Statements.
(4)	Includes results derived from the operation of the Tseung Kwan O Line since August 18, 2002.
(5)	Includes results derived from the first full year operation of the Tseung Kwan O Line, which commenced operations on August 18, 2002.
(6)	Income tax in 2002 and 2003 mainly comprised recognized deferred tax liabilities as a result of the adoption of the revised SSAP 12, “Income Taxes”.
(7)	Profit attributable to shareholders in 1999 reflects one-time staff payments totaling HK$264 million under the Company’s voluntary separation scheme. Profit attributable to shareholders in 2001 includes the Company’s share of Octopus Cards Limited’s earnings of HK$29 million. Profit attributable to shareholders in 2002 includes write-off of project study costs and deferred expenditure totaling HK$218 million, which was primarily related to the Shatin to Central Link and the North Island Link together with its related improvement works and the Company’s share of Octopus Cards Limited’s earnings of HK$39 million. Profit attributable to shareholders in 2003 includes a HK$69 million revaluation deficit relating to the Company’s head office premises, write-off of project study costs and deferred expenditure totaling HK$49 million, which was primarily related to the West Island Line (see Note 4C of Notes to Financial Statements), and the Company’s share of Octopus Card Limited’s earnings of HK$23 million.
(8)	An interim dividend of HK$0.14 (US$0.018) per share was paid on October 29, 2003. At the Company’s annual general meeting held on June 3, 2004, the shareholders approved a final dividend of HK$0.28 (US$0.036) per share. To comply with a change in Hong Kong GAAP that took effect on January 1, 2001, the Company recognizes a liability for dividends only in the accounting period in which they are declared or proposed and approved by shareholders. The new accounting policy was adopted retrospectively resulting in the restatement of certain prior year balances. See Note 10 of Notes to the Financial Statements.
(9)	The calculation of basic earnings per share in 1999 and 2000 is based on the profit attributable to shareholders in the relevant year and the assumption that 5,000,000,000 ordinary shares were in issue during the relevant year. The calculation of basic earnings per share in 2001 is based on the profit attributable to shareholders in 2001 and the weighted average number of ordinary shares outstanding of 5,015,601,057. The calculation of basic earnings per share in 2002 is based on the profit attributable to shareholders in 2002 and the weighted average number of ordinary shares outstanding of 5,098,511,864. The calculation of basic earnings per share in 2003 is based on the profit for the year attributable to shareholders in 2003 and the weighted average number of ordinary shares outstanding of 5,214,028,094.
(10)	The calculation of diluted earnings per share in 2000 is based on the profit attributable to shareholders in 2000 and the weighted average number of ordinary shares outstanding of 5,004,497,055 after adjusting for the effects of dilutive potential ordinary shares. The calculation of diluted earnings per share in 2001 is based on the profit attributable to shareholders in 2001 and the weighted average number of ordinary shares outstanding of 5,030,188,894 after adjusting for the effects of dilutive potential ordinary shares. The calculation of diluted earnings per share in 2002 is based on the profit attributable to shareholders in 2002 and the weighted average number of ordinary shares outstanding of 5,105,400,689 after adjusting for the effects of dilutive potential ordinary shares. The calculation of diluted earnings per share in 2003 is based on profit attributable to shareholders in 2003 and the weighted average number of ordinary shares outstanding of 5,217,462,182 after adjusting for the effects of dilutive potential ordinary shares.
(11)	For 1999 to 2002, the amounts represent the balance of up-front payments received from developers in excess of the related costs incurred by the Company for property development projects not yet recognized as profit by the Company. For 2003, the amount also includes the balance of cash received from lease-out and lease-back transactions.
(12)	See Note 34 of Notes to the Financial Statements.
(13)	Debt includes loans, obligations under finance leases and bank overdrafts. See Note 26 of Notes to the Financial Statements.

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

The market exchange rate of the Hong Kong Dollar against the US Dollar continues to be influenced by the forces of supply and demand in the foreign exchange market. Exchange rates between the Hong Kong Dollar and other currencies are influenced by the rate between the US Dollar and the Hong Kong Dollar. The Noon Buying Rate has fluctuated between HK$7.70 to US$1.00 and HK$7.90 to US$1.00 from January 1, 1999 through December 31, 2003.

The translations of Hong Kong Dollars into US Dollars in this Annual Report have been made at the Noon Buying Rate on December 31, 2003 of HK$7.7640 to US$1.00. The Noon Buying Rate on June 10, 2004 was HK$7.7978 to US$1.00.

The following table sets forth the high and low exchange rates between the Hong Kong Dollar and the US Dollars (in Hong Kong Dollars per US Dollar) for each month during the previous six months.

	Noon Buying Rate
	High	Low
December 2003	7.7670	7.7628
January 2004	7.7775	7.7632
February 2004	7.7845	7.7686
March 2004	7.7980	7.7842
April 2004	7.8000	7.7870
May 2004	7.8010	7.7895

The following table sets forth for the five most recent financial years the average exchange rates for each period between the Hong Kong Dollar and the US Dollar (in Hong Kong Dollars per US Dollar), calculating using the average of the exchange rates on the last day of each month during the period.

Noon Buying Rate Period Average
1999	7.759892
2000	7.793600
2001	7.799558
2002	7.799592
2003	7.799367

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

Increase in patronage will also be affected by macro-economic factors, such as population and employment growth and distribution and changes in demographics and economic conditions. In addition, increase in patronage will be affected by the amount of road congestion and any expansion of the bus network. Furthermore, because of certain inherent capacity limitations and structural inflexibilities of the mass transit railway, we may not be able to respond quickly to increases in demand. For example, we cannot quickly change our routes to cater for new passenger demand in areas which we do not operate.

Operation of the Shatin to Central Link railway by the Kowloon-Canton Railway Corporation, or KCRC, is expected to result in a decrease in our revenues and may have a material adverse effect on our financial condition and results of operations.

One of the new railway projects announced by the Government in the Railway Development Strategy 2000 is the Shatin to Central Link, which is intended to be a new strategic rail corridor in the rail network. On June 25, 2002, the Government awarded this project to the KCRC after inviting our company, KCRC and other parties to bid for the project. The earliest possible completion date for the Shatin to Central Link is expected to be in 2011. Subject to a possible merger with KCRC, upon completion of the Shatin to Central Link, operation of the Shatin to Central Link by KCRC is expected to result in a decrease in our revenues and may have a material adverse effect on our financial condition and results of operations. In addition, the Kowloon-Canton Railway system will further extend into the urban areas of Hong Kong, and KCRC will become our direct competitor. This may have a material adverse effect on our long-term prospects.

Operation of the Kowloon Southern Link railway by KCRC is expected to result in a decrease in our revenues and may have a material adverse effect on our financial condition and results of operations.

Another of the new railway projects announced by the Government in the Railway Development Strategy 2000 is the Kowloon Southern Link, which is intended to be an extension of the KCRC West Rail line from Nam Cheong station to East Tsim Sha Tsui station. West Rail trains will therefore be able to operate a service continuing from Nam Cheong station all the way through to Hung Hom station, where an interchange with the KCRC East Rail and the Shatin to Central Link will be created.

No firm completion date for the Kowloon Southern Link has been given by KCRC as it is currently studying the scope and timing of the project. The earliest possible completion date is expected to be in 2009. The operation of the Kowloon Southern Link by KCRC is expected to result in a decrease in our revenues and may have a material adverse effect on our financial condition and results of operations as well as our long-term prospects.

Our ability to raise fares to cover our operating costs could be limited by a number of factors and could be significantly affected by new governmental policies on public transport fares.

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

On July 28, 2003, the Government issued to the Legislative Council of the Hong Kong Special Administrative Region a consultative paper on public transport fares, which discusses proposals to introduce a fare adjustment formula, a trigger mechanism for fare adjustments and a cap on the maximum rate of fare adjustments. While we would maintain our fare autonomy under this proposal and the proposed fare adjustment formula would only serve as a guideline for us in adjusting our fares, we cannot assure you that our ability to set our own fares will not be materially and adversely affected by any final decision taken by the Government on public transport fares.

We have not increased our fares since 1997. Although we had planned to increase fares by 2.3% in April 2002, we decided not to increase our fares in 2002 due to general economic conditions and competitive pressures. Moreover, our average fares decreased in 2003 due to fare promotions. We cannot assure you that we will be able to implement any fare increases in 2004.

The Government can exert significant influence on us, and could cause us to make decisions, modify the scope of our activities or impose new obligations on us that may not be in our best interest or that of our other shareholders.

The Government is able to appoint our entire Board of Directors without the concurrence of any of our other shareholders. Accordingly, the Government is in a position to influence significantly our major business decisions and strategies, including the scope of our activities and investment decisions and our dividend policy. Please see Item 7, “Major Shareholders and Related Party Transactions — Major Shareholder,” for a description of the Government’s beneficial ownership of our share capital. In addition, we compete, to a limited extent, with KCRC, which is 100% beneficially owned by the Government and has a board of directors that consists entirely of government appointees. We also compete with Kowloon Motor Bus, New World First Bus and Citybus, each of which has two board members who are appointed by the Government. Each of KCRC, Kowloon Motor Bus, New World First Bus, Citybus and other transport providers, such as taxi operators and minibus operators, are regulated by the Government. The Government may use its ability to influence our business and/or the businesses of our competitors (whether through its shareholding interest, board representation or through regulation) in a manner that may not be in our best interest or that of our other shareholders.

A number of provisions in the Operating Agreement (as defined in Item 4, “Information on the Company — History and Development of the Company — Overview”) are related to prevailing government policies, including the provisions relating to the amount of land premium payable by us for the grant of land. The Government may change its policies, intentions, preferences, views, expectations, projections, forecasts and opinions, including as a result of changes in the economic, political and social environment or its projections of population and employment growth. In addition, the MTR Ordinance (as defined in Item 4, “Information on the Company — History and Development of the Company — Overview”) and its subsidiary legislation may be amended, modified or repealed in accordance with the Hong Kong legislative process. Any amendment, modification or repeal could modify the existing regulatory regime and materially and adversely affect our financial condition and results of operations. The Government has agreed with our company under the Operating Agreement that it will not make any new regulations under the MTR Ordinance without first having consulted us and having taken account of all reasonable representations made by us.

The Government may also adopt new policies and enact new laws, including in relation to environmental matters, which may result in increased operating and construction costs for us or otherwise have a material adverse effect on our business, financial condition and results of operations.

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

In addition, we have borrowed, and expect to continue to borrow, significant amounts at floating interest rates and in foreign currencies. In order to reduce our exposure to movements in interest rates and exchange rates, we have typically hedged a portion of such exposure. This helps to reduce, but does not eliminate, the impact of interest rate and foreign currency movements. An increase in interest rates, or fluctuations in exchange rates between the Hong Kong Dollar and other currencies, may limit the availability or increase the cost of such swaps or hedging instruments. This may increase our borrowing costs or reduce the availability of funding.

Our property business is subject to fluctuations in the Hong Kong property market as well as to general risks incidental to the ownership and management of rental properties.

Our property business has in recent years accounted for, and is expected to continue to account for, a substantial portion of our net profit. All of our completed investment properties and investment properties under development are located in Hong Kong. Historically, the Hong Kong property market has been cyclical with property values affected by the amount of new land made available by the Government, the rate of economic growth in Hong Kong and political and economic developments in Hong Kong and the Mainland of China.

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

Although we believe that the insurance we have put in place is adequate and consistent with industry practice, we cannot assure you that such insurance will be sufficient to cover losses or that such insurance will continue to be available on the same terms.

Any future outbreak of severe acute respiratory syndrome or other new or unusual diseases may materially and adversely affect our business and operations, as well as our financial condition and results of operations.

Hong Kong, together with the Mainland of China, Singapore, Taiwan, Canada and certain other areas experienced in early 2003 an outbreak of severe acute respiratory syndrome, or SARS, a new and highly contagious form of atypical pneumonia. According to the World Health Organization, over 8,400 cases of SARS and more than 900 deaths had been reported in over 30 countries as of August 7, 2003. In addition, although there have not been any new cases of SARS in Hong Kong in the second half of 2003, the World Health Organization reported several new cases of the disease in the Mainland of China in December 2003 and early 2004. At the height of the outbreak of SARS, our average weekday patronage on the MTR Lines decreased, and the Airport Express Line recorded a significant reduction in its average daily patronage due to a steep decline in the number of airport passengers. Although this outbreak occurred in early 2003, many aspects of SARS, including its cause, means of transmission and ability to survive in different environments, are still not well understood by the international medical community. Although our average MTR Lines weekday average patronage recovered to over 2.1 million in June 2003 and to over 2.4 million in December 2003 from a low point of 1.8 million in April 2003, and daily patronage on the Airport Express Line increased to 12,700 in June 2003 and to 22,200 in December 2003 from a low point of 9,200 in May 2003, we cannot assure you that there will not be any future outbreak of SARS, or an outbreak of another contagious disease for which there is no known cure or vaccine. Any future outbreak of SARS or any other contagious disease may cause patronage on our railway to again materially decrease. Furthermore, our ability to adequately staff and maintain our operations may be significantly disrupted in such circumstances. In addition, any future outbreak of SARS or any other contagious disease may severely restrict the general level of economic activity in Hong Kong, which may also adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of SARS or any other contagious disease would not have a material adverse effect on our financial condition and results of operations.

Risks relating to Hong Kong

Economic, political and legal developments in Hong Kong could affect our business.

Substantially all of our assets are located in Hong Kong and substantially all of our revenue is derived from Hong Kong. Accordingly, our financial condition, results of operations and prospects are subject to a significant degree to the economic, political and legal developments in Hong Kong. Hong Kong became a Special Administrative Region of the People’s Republic of China, or PRC, on July 1, 1997 when the PRC resumed the exercise of sovereignty over Hong Kong. The basic policies of the PRC regarding Hong Kong are embodied in the Basic Law of Hong Kong, which was adopted by the National People’s Congress of the PRC on April 4, 1990 and came into effect on July 1, 1997. We cannot assure you that economic, political and legal developments in Hong Kong will not materially and adversely affect our business and operations.

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

For example, the 1997 Asian financial crisis and the subsequent economic downturn in the region adversely affected our financial results. Although the Hong Kong economy improved from the second half of 1999 through 2000, general economic conditions deteriorated significantly in 2001 and remained weak during 2002 and 2003. Moreover, the outbreak of SARS in early 2003 severely decreased the level of economic activity and adversely affected economic growth in Hong Kong by, among other things, disrupting consumer spending and adversely affecting tourist arrivals. Any decrease in economic activity in Hong Kong may, among other things, reduce patronage on our railway, lower our station advertising and kiosk rental income, and decrease our property rental and management income as well as profits from our property development activities. For instance, the outbreak of SARS in early 2003 had an adverse impact on all of our businesses. In particular, it severely affected our average weekday patronage on the MTR Lines and our daily patronage on the Airport Express Line. The SARS outbreak also severely curtailed our property development activities, reduced our other non-fare revenues and even constrained our ability to pursue our external consultancy services overseas. Although economic conditions improved in the second half of 2003, we cannot assure you that economic conditions in Hong Kong will continue to improve in the future or that our operations would not be materially and adversely affected by a sustained downturn in the Hong Kong economy.

The Hong Kong economy is also affected to a significant extent by economies of the United States, the European Union and the Mainland of China. The economies of the United States and the European Union have been experiencing significantly slower growth in recent years. Moreover, any new outbreak of SARS or any other contagious disease for which there is no known cure or vaccine might also adversely affect economic growth in the United States and the European Union, as well as the Mainland of China. We expect a recovery in the Hong Kong economy to depend in part on the performance of the economies of the United States, the European Union and the Mainland of China. Any deterioration in economic conditions in the United States, the European Union or the Mainland of China may materially and adversely affect our financial condition and results of operations.

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

Item 4. Information on the Company.

History and Development of the Company

Overview

The Company is incorporated in Hong Kong with limited liability under the Companies Ordinance of the laws of Hong Kong. The Financial Secretary Incorporated holds approximately 76% of the shares of the Company in trust on behalf of the Government. As at the end of May 2004, approximately 1.46% of the shares of the Company were held on account of the Exchange Fund. The Exchange Fund is a fund established under the Exchange Fund Ordinance (Cap. 66 of the laws of Hong Kong) under the control of the Financial Secretary of Hong Kong. It is used primarily for such purposes as the Financial Secretary thinks fit to affect, either directly or indirectly, the exchange value of the currency of Hong Kong and for other purposes incidental thereto. The Company’s shares are listed on the Hong Kong Stock Exchange. The Company’s predecessor, Mass Transit Railway Corporation (“MTRC”), was a statutory corporation wholly-owned by the Government and was established in 1975 to construct and operate a mass transit railway system in Hong Kong (the “MTR”). The MTR is comprised of the MTR Lines (consisting of the Kwun Tong Line, the Tsuen Wan Line, the Island Line, the Tung Chung Line and the Tseung Kwan O Line) and the Airport Express Line.

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

On October 5, 2000, The Financial Secretary Incorporated, on behalf of the Government, completed its offer of 1,000,000,000 shares of the Company. As a result of the offer, the Government’s 100% shareholding in the Company was reduced to 80%. On November 1, 2000, The Financial Secretary Incorporated, on behalf of the Government, completed the sale of an additional 150,000,000 shares pursuant to an over-allotment option granted to the underwriters of the share offer. As a result, the Government’s shareholding was further reduced to approximately 77%. Following a series of issuances of scrip dividends, the exercise of share options, loyalty bonus share transfers from the Government and share grants to the Company’s employees by the Government since the listing of the Company’s shares on the Hong Kong Stock Exchange, the Government’s shareholding was further reduced and was approximately 76% as of December 31, 2003.

Prior to July 1, 1997, Hong Kong was a Crown Colony of the United Kingdom. Since July 1, 1997, the People’s Republic of China (the “PRC”) has exercised sovereignty over Hong Kong, which has become a Special Administrative Region (“SAR”) of the PRC. The basic policies of the PRC regarding Hong Kong are set out in the Sino-British Joint Declaration between the Government of the United Kingdom and the Government of the PRC signed on December 19, 1984 (the “Joint Declaration”). These basic policies were adopted by the National People’s Congress of the PRC on April 4, 1990 and came into effect on July 1, 1997 (the “Basic Law”). The Basic Law provides, among other things, that the Hong Kong SAR will exercise a high degree of autonomy except in foreign and defense affairs, that the previous capitalist system and way of life shall remain unchanged for 50 years and that the Government shall provide an appropriate economic and legal environment for the maintenance of the status of Hong Kong as an international financial center. Under the Basic Law, the Hong Kong SAR is vested with executive, legislative and judicial power. Laws in existence as of June 30, 1997, as they may be amended by the Hong Kong SAR legislature, remain in force except to the extent they contravene the Basic Law. In addition, the Basic Law provides that the Hong Kong Dollar will remain fully convertible, and that Hong Kong’s current social freedoms, including freedom of speech, press, assembly, travel and religion, are not to be affected.

The Company’s registered office is located at MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong; telephone: 852-2993-2111. The Company’s website address is www.mtr.com.hk. The information on the Company’s website is not a part of this Annual Report. All references in this Annual Report to the Company are to MTRC where appropriate.

Recent Developments

On January 15, 2004, the Company and the Shenzhen Municipal People’s Government entered into an agreement in principle, which sets out the principles upon which the Company and the Shenzhen Municipal People’s Government will negotiate an authorized operating agreement under which a project company to be established by the Company in the PRC will have the right to construct Phase 2 of Line 4 and operate Line 4, and to use the facilities of Phase 1 of Line 4 for a term of 30 years. The agreement in principle also provides that the project company will acquire property development rights along Line 4 with an aggregate gross floor area of 31.2 million square feet. Line 4 will be a 13.1 mile double-track urban railway with 14 stations, and will connect Huanggang, at the boundary between Hong Kong and Shenzhen, with Longhua New Town in Shenzhen. Phase 1 of Line 4, which is an approximately 2.8 mile section between Huanggang and Shouniangong, is currently under construction by the Shenzhen Metro Company Ltd and will be operated by them initially. The entire Line 4, which is expected to be operational by the end of 2008, will be operated by the project company for a term of 30 years. The Company will initially hold a 100% equity interest in the project company, and is committed to holding directly or indirectly at least a 51% equity interest for the duration of the project. The total investment for this project is expected to be approximately Renminbi 6 billion (equivalent to HK$5.6 billion at an assumed exchange rate of HK$0.938 to Renminbi 1.00 as of December 31, 2003). Approximately 40% of the total project investment will be funded through an equity investment by the Company in the project company, which will have a registered capital of approximately Renminbi 2.4 billion (equivalent to HK$2.3 billion at an assumed exchange rate of HK$0.938 to Renminbi 1.00 as of December 31, 2003), and the balance of the project costs is expected to be funded through non-recourse project financing denominated in Renminbi. The authorized operating agreement is subject to approval by the National Development and Reform Commission of the PRC.

On January 20, 2004, the Group, through the Company’s wholly-owned subsidiary MTR Corporation (C.I.) Limited, raised US$600 million through the offering outside the United States of notes with a coupon rate of 4.75%, which are unconditionally and irrevocably guaranteed by the Company and will mature in January 2014. These notes are listed on the London Stock Exchange.

On February 24, 2004, the Government announced its invitation to the Company and KCRC to commence discussions on the possible merger between the two companies, with a view to concluding the discussions by August 31, 2004. The Company intends to work closely with the Government and KCRC to structure and negotiate this transaction as expeditiously as possible. However, there is no assurance that the discussions between the Company, KCRC and the Government will result in a merger. The Company believes that a merger implemented on acceptable terms would be beneficial to all the shareholders and stakeholders of the Company as it would provide an integrated regional and urban rail network for the people of Hong Kong with greater efficiency, increased convenience and enhanced connectivity and provide room for fare adjustments.

On February 26, 2004, the Government agreed to extend the scrip dividend arrangement to each of the Company’s three fiscal years ending December 31, 2006. Under the scrip dividend arrangement, the Government has undertaken to elect to receive its entitlement to dividends in scrip form in such an amount as to ensure that a maximum of 50% of the total dividend paid by the Company in respect of the relevant fiscal year will be paid in the form of cash.

On April 19, 2004, the Company and two entities wholly owned by the Beijing Municipal People’s Government, Beijing Infrastructure Investment Co. Ltd. and Beijing Capital Group, entered into a memorandum of understanding, which sets out the intention of the parties to form a joint venture in the form of a public-private partnership for the construction and operation of the proposed Beijing Metro Line 4. The Beijing Metro Line 4 will be a 17.8 mile underground metro line running from South Fourth Ring Road (Majialou Station) to north of the Summer Xuan Sun Wu, Xi Cheng and Hai Diang districts of Beijing and will be the main north-south traffic line of Beijing City. The Beijing Metro Line 4 is also one of the major infrastructure projects for the 2008 Olympic Games to be held in Beijing and is expected to open for services before the games commence. The total investment for the Beijing Metro Line 4 project is expected to be about Renminbi 16 billion (equivalent to HK$15 billion at an assumed exchange rate of

HK$0.938 to Renminbi 1.00 as of December 31, 2003). Under the contemplated public-private partnership structure, subject to further assessment of the project and negotiation of the terms of the final agreement, the Company’s share of the investment in the project is expected not to exceed Renminbi 2.4 billion (equivalent to HK$2.3 billion at an assumed exchange rate of HK$0.938 to Renminbi 1.00 as of December 31, 2003).

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

In 2003, the Company achieved a significant network enhancement of the Tung Chung Line and the Airport Express Line through the completion of the four-tracking of these lines between the Lai King and Olympic stations and the opening of the new Nam Cheong station for the Tung Chung Line. The completion of the four-tracking project allows trains of the Airport Express Line and the Tung Chung Line to operate on separate tracks for 2.8 miles, which is expected to increase efficiencies and enabled the successful opening of the new interchange stations at Nam Cheong and Mei Foo with the KCRC West Rail.

In 2003, the Company substantially completed negotiations and the preliminary design for a new end station of the Airport Express Line to be constructed at the Hong Kong International Airport. This new station is designed to serve the proposed AsiaWorld-Expo development and, subject to the conclusion of a final agreement, is expected to be completed by the end of 2005.

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

The Tseung Kwan O Line is 6.7 route miles in length and has seven stations and runs between North Point and Po Lam. A new station, the Tseung Kwan O South station, is expected to be added in the future. The Tseung Kwan O Line provides two interchange stations at Yau Tong and Tiu Keng Leng to facilitate convenient cross-platform interchange with the Kwun Tong Line. In addition, two interchange stations at Quarry Bay and North Point help facilitate convenient cross-platform interchange with the Island Line.

Disneyland Resort Line

On July 24, 2002, the Company entered into a project agreement with the Government relating to the financing, design, construction, operation and maintenance of the Disneyland Resort Line (previously named Penny’s Bay Rail Link). When completed, the Disneyland Resort Line will provide a rail-shuttle service between the Tung Chung Line at Sunny Bay (previously named Yam O) and the new Hong Kong Disneyland theme park, which is expected to open in 2005 or early 2006. The project involves approximately 2.17 new route miles and two new stations.

The Government has previously acknowledged that the Company will require an appropriate commercial rate of return on its investment in any new railway project, which the Government has previously recognized would ordinarily be between 1% and 3% above the estimated weighted average cost of capital of the Company, and that financial and other support from the Government may be required with respect to any new railway project. In order to provide assistance in respect of the Disneyland Resort Line project, the Government agreed to ensure that any claim for or entitlement to (as against the Company) such amount of dividends representing the Government’s beneficial entitlement to cash dividends in respect of the financial year ended December 31, 2002 and thereafter as is equivalent to the “funding gap” will be waived as against the Company. For this purpose, the “funding gap” means a net present value amount (as at the end of 2001) of HK$798 million, calculated using a discount rate of 11.25% (being the expected rate of return on the project), as more particularly defined in the project agreement for the Penny’s Bay Rail Link (now known as the Disneyland Resort Line). Together with the Government’s assistance, the rate of return on the Disneyland Resort Line project is expected to be approximately 11.25% per annum. The Government has waived HK$219 million and HK$675 million of its entitlement to cash dividends declared and payable by the Company to the Government in 2002 and 2003, respectively.

As of December 31, 2003, the Company had awarded all of the civil engineering and electrical and mechanical contracts for the Disneyland Resort Line project. Rather than purchase new rolling stock for the line, the Company has decided to pursue the more cost-effective route of converting existing trains.

Work on the Disneyland Resort Line made substantial progress in 2003. Throughout 2003, all major civil and electrical and mechanical contracts were either generally on or ahead of schedule for both the line itself and the two stations, one at the Disneyland theme park and one at Sunny Bay in North East Lantau, the interchange for the Tung Chung Line. The Company expects to complete this project and have it ready for service by July 2005 and within the original budget estimate of HK$2 billion. The Company had cumulative expenditures of HK$285 million as of December 31, 2002 and HK$883 million as of December 31, 2003 on this project, and had authorized outstanding commitments on contracts related to this project totaling HK$446 million as of December 31, 2003. After taking into account the waiver by the Government of HK$219 million and HK$675 million of its entitlement to cash dividends declared and payable by the Company to the Government in 2002 and 2003, respectively, the net balance of the railway construction in progress relating to this project was zero as of December 31, 2003.

Tung Chung Cable Car

In July 2002, the Government awarded to the Company, on a provisional basis, a 30-year franchise to construct and operate a cable car system to link Tung Chung with Ngong Ping, site of the Po Lin Monastery and the statue of Buddha. The approximately 17 minute cable car ride will rise 400 meters above sea level and offer views over Tung Chung Valley, the Hong Kong International Airport and out to sea as far as the Macau Special Administrative Region. The Tung Chung Cable Car project is budgeted to cost HK$950 million and is expected to commence operations in early 2006. In addition, the total costs of works ancillary to the Tung Chung Cable Car project to be performed by the Company on behalf of the Government under entrustment agreements are approximately HK$100 million and will be funded by the Government. Following the enactment of the Tung Chung Cable Car Ordinance in June 2003, the Company entered an intensive period of consultation with the Government and other stakeholders. On November 19, 2003, the Company entered into a formal project agreement with the Government to develop, on a build, operate and transfer basis, the Tung Chung Cable Car system under a franchise granted by the Government for a period of 30 years commencing on December 24, 2003. In November 2003, the Government also signed the entrustment agreements for related works at Ngong Ping that include a landscaped piazza and a public transport interchange, together with a private treaty grant for a period of 30 years for a theme village adjacent to the Ngong Ping terminal. The environmental permits for the cable car and the stream diversion were also granted in November 2003, and subsequently the contract for the building and civil engineering works was awarded. Construction commenced in December 2003.

The Company had cumulative expenditures of HK$17 million as of December 31, 2002 and HK$137 million as of December 31, 2003 on this project and had authorized outstanding commitments on contracts related to this project totaling HK$495 million as of December 31, 2003.

Island Line Extensions

The West Island Line was initially proposed to extend the network beyond Sheung Wan in two phases: first to University Station and Sai Ying Pun by 2012 and then later to Kennedy Town, subject to the Government’s decision on further development in this area. The Company submitted financial proposals to the Government on the West Island Line in April 2002.

The South Island Line is considered by the Company to be a further natural extension of the network and a pre-feasibility proposal was submitted to the Government in June 2002. The proposed South Island Line will run from South Horizons on Ap Lei Chau via Lei Tung to Wong Chuk Hang then through Ocean Park with a potential station at Happy Valley to interchange stations with the Island Line at Wan Chai and Admiralty.

On January 21, 2003, the Government requested the Company to proceed with the planning on the first phase of the West Island Line and the South Island Line. The Company commenced a feasibility study of this project in mid-2003 and submitted a project proposal to the Government at the end of March 2004. The project proposal seeks to achieve a better integration of the West Island Line and the South Island Line with the existing network. Pursuant to the project proposal, the Island Line will be extended from Sheung Wan station to a new interchange station at Sai Ying Pun with the West Island Line which will run via 5 intermediate stations (University, Kennedy Town, Cyberport, Wah Fu and Aberdeen) to another interchange station with the South Island Line at Wong Chuk Hang.

The maximum aggregate cost for both the West Island Line and South Island Line is estimated to be approximately HK$16.5 billion at December 2003 prices. The commercial feasibility of this project will require direct funding support from the Government in an amount of approximately HK$7.2 billion. Subject to reaching an agreement with the Government in 2004, the Company intends to commence construction in 2005 and to commence operations of both the West Island Line and the South Island Line in 2009/2010.

Other Projects

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

In February 2004, the Company submitted a proposal for an extension of the Kwun Tong Line from Yau Ma Tei station to Whampoa as requested by the Government in November 2003.

In addition to the projects described above, the Company has launched a number of significant projects intended to enhance the services it provides, including MTR station improvement and modification programs, installation of platform screen doors, an integrated station management system and West Rail Interface Works among others. See “— Business Overview – Capital Expenditures”.

Financing of the projects is provided by funds generated from railway and related operations, property development profits and debt financing, except that the commercial feasibility of the West Island Line and South Island Line will require direct funding support from the Government in an amount of approximately HK$7.2 billion. In addition, the Government has agreed to provide financial assistance in respect of the Disneyland Resort Line as described under “—Capital Expenditures and Divestitures — Disneyland Resort Line” above.

Divestitures

The Company did not undertake any significant divestitures during the three-year period ended December 31, 2003.

Business Overview

General

In 2003, the MTR Lines carried a total of 770 million passengers, or an average of 2.24 million passengers per weekday, and the Airport Express Line carried 6.8 million passengers, or a daily average of 19,000 passengers. In conjunction with its construction and operation of the MTR, the Company is also involved in the development and sale of residential and commercial properties with various third-party developers and manages, and in some cases owns certain developed properties. The Company also leases advertising and retail space and provides other services within the MTR network. In addition, the Company’s subsidiary, Octopus Cards Limited, operates the Octopus smart card system which the Company uses to collect the majority of its fare revenue. In recent years, the Company has also been undertaking consultancy services in railway operations, project management and construction, property management and maintenance management. More recently, the Company established TraxComm Limited, a wholly-owned subsidiary through which the Company provides fixed-line telecommunication network services.

The Railway System

MTR Lines and the Airport Express Line

The MTR serves commuters and travelers to the Hong Kong International Airport through a 54.5 route miles network with 50 stations, and is comprised of six interconnecting lines: (1) the Kwun Tong Line, the Tsuen Wan Line, the Island Line, the Tung Chung Line, and the Tseung Kwan O Line, which collectively form the MTR Lines, and (2) the Airport Express Line.

The MTR Lines run along the north side of Hong Kong Island, under Victoria Harbour, through Kowloon, into the New Territories, to Tsing Yi via the Rambler Channel Bridge, through the Tsing Ma Bridge and Kap Shui Mun Bridge and along the north side of Lantau Island to Tung Chung. The MTR Lines include a route length of 50 miles, 49 stations and three cross-harbor tunnels (including the rail element in the Eastern Harbour Crossing). There are five depots for train stabling and maintenance (one of which is shared with the Airport Express Line).

The Kwun Tong Line, which commenced operations in 1979, extends from Yau Ma Tei in mid-Kowloon, through east Kowloon to Tiu Keng Leng, while the East Harbour Crossing to North Point on Hong Kong Island is now a part of the Tseung Kwan O Line. There are interchange facilities with the Tsuen Wan Line at Yau Ma Tei station, Mong Kok station and Prince Edward station, and with the Tseung Kwan O Line at Yau Tong station and Tiu Keng Leng station. There is also an interchange facility at Kowloon Tong station with the Kowloon-Canton Railway (the “KCR”), a suburban railway wholly-owned by the Government through KCRC. The Kwun Tong Line is 9.8 route miles in length, of which 8.0 miles are underground. There are 11 underground and four above-ground stations, including the interchange stations, and a depot at Kowloon Bay.

The Tsuen Wan Line, which commenced operations in 1982, runs from the downtown business district in Central on Hong Kong Island, under the harbor to Tsim Sha Tsui in Kowloon, and then up the major commercial and residential Nathan Road corridor to Tsuen Wan in the New Territories. There are interchange facilities with the Kwun Tong Line at Yau Ma Tei station, Mong Kok station and Prince Edward station, with the Island Line at Admiralty station and Central station, with the Tung Chung Line at Lai King station and Central station and with the Airport Express Line at Central station and with the West Rail of KCRC at Mei Foo station. The Tsuen Wan Line is 10.5 route miles in length, of which 8.6 miles are underground, and has 12 underground and four above-ground stations and a depot at Tsuen Wan.

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

The Tung Chung Line, which commenced operations in 1998, runs from Central on Hong Kong Island to Tung Chung on Lantau Island. The Tung Chung Line consists of 19.4 route miles, of which 5.6 miles are underground and 13.8 miles are above ground. It has three underground, one partially underground and three above ground stations with a depot at Siu Ho Wan (which is shared with the Airport Express Line). With its parallel route along the Nathan Road corridor, the Tung Chung Line provides relief to the heavily congested Tsuen Wan Line, and there are interchange facilities with the Tsuen Wan Line at Lai King station and Hong Kong station, with the Island Line at Hong Kong station, with the Airport Express Line at Hong Kong station, Kowloon station and Tsing Yi station and with the West Rail of KCRC at the new Nam Cheong station. The Tung Chung Line was constructed in conjunction with the infrastructure projects associated with the Hong Kong International Airport, and for most of its length it either shares its track with, or runs parallel to, the Airport Express Line. In order to facilitate the growth of new communities on Northern Lantau Island and west Kowloon, the Tung Chung Line is designed to permit interchange with future railway lines to the northwest New Territories and other parts of Kowloon.

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

The Company employed contractors from Hong Kong as well as Japan, United Kingdom, France and other countries. Individual contracts for the design and construction of the MTR were awarded based on competitive international bidding. The construction of the Kwun Tong, Tsuen Wan, Island and Tseung Kwan O Lines (the “Urban Lines”) collectively cost approximately HK$42.0 billion, while the construction of the Tung Chung and Airport Express Lines collectively cost approximately HK$35.1 billion.

Operations

The MTR usually operates seven days a week from approximately 6:00 a.m. to 1:00 a.m. (increased service may be available by prior press notice during special holidays). The Urban Lines trains run approximately two minutes apart during peak hours and approximately four minutes apart during off-peak hours. During peak hours, Tung Chung Line trains run approximately 8 minutes apart between the Tsing Yi and Tung Chung stations and 4 minutes apart between the Hong Kong and Tsing Yi stations. During non-peak hours, Tung Chung Line trains run approximately 10 minutes apart between the Hong Kong and Tung Chung stations. Starting from March 15, 2004 Airport Express Line trains run approximately 12 minutes apart during peak and non-peak hours. Trains run at an average speed of approximately 21 miles per hour for the Urban Lines and approximately 50 miles per hour for the Tung Chung Line and the Airport Express Line. The duration of each stop at a station is approximately 30 seconds for trains on the MTR Lines and approximately 90 seconds for trains on the Airport Express Line. Scheduled travel time for the Kwun Tong Line from Tiu Keng Leng to Yau Ma Tei is approximately 27 minutes, for the Tsuen Wan Line from Tsuen Wan to Central is approximately 30 minutes, for the Island Line from Sheung Wan to Chai Wan is 24 minutes, and for the Tseung Kwan O Line from Po Lam to North Point is approximately 15 minutes. Scheduled travel time for the Tung Chung Line from Tung Chung to Central, and for the Airport Express Line from the Hong Kong International Airport, Lantau Island to Central, is approximately 23 minutes.

All trains and underground stations are air-conditioned to provide comfortable travel conditions during Hong Kong’s hot and humid summers. Trains on the MTR Lines consist of eight-car passenger trains and each car has a capacity for 48 seated and approximately 265 standing passengers. This gives the Urban Lines a maximum one-direction loading capacity of approximately 75,000 passengers per hour. Airport Express Line trains currently consist of six-car passenger trains and one luggage car. Each Airport Express Line passenger car consists of 64 seats, each fitted with video screens providing news, information and tourist highlights.

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

The Octopus cards have been widely accepted by customers, and as of December 31, 2003, approximately 10.4 million Octopus cards were in circulation. Passengers using Octopus cards accounted for approximately 90% and 50% of average daily patronage on the MTR Lines and the Airport Express Line, respectively, during 2003. The Company currently offers its customers additional Octopus-related services, including allowing customers to add value to the Octopus card through electronic funds transfer facilities located in all stations or autopay services provided by customers’ banks. The Octopus automatic add value services using bank accounts or credit cards also expanded in 2003, with the number of these automatic add value accounts growing by approximately 8% to over 411,500 as of December 31, 2003.

In recent years, a large number of non-transportation applications have been added to the Octopus system, including photocopiers at universities, various kinds of vending machines and self-service kiosks, public swimming pools and tennis courts, as well as retail chains like 7-Eleven convenience stores, Park’n Shop stores, Watson’s chemist stores, Pricerite stores, Circle K convenience stores, the Café de Coral restaurant chain, Daily Stop stores, Wellcome stores and Ocean Empire stores. In addition, the use of Octopus cards for gate entry at the Hong Kong Jockey Club racecourses at Happy Valley and Shatin has also been successful. The Company has also extended the use of the Octopus cards to serve as an identification card for access control in the Company’s depots, stations and residential projects, including Tierra Verde, The Waterfront, Island Harbourview and Tung Chung Crescent. Octopus cards are also being used in school campuses for attendance taking, as library cards, in making payments at tuck shops and for school fees.

In 2003, the Company and Octopus Cards Limited diversified their business into international automatic fare collection consultancy services, when they were awarded a series of contracts with Thales e-Transactions CGA (“Thales”) to create an automatic fare collection system on a national scale in the Netherlands. The new automatic fare collection system in the Netherlands will cover all modes of public transport, including train, bus, tram, metro and ferries. The Company and Octopus Cards Limited will work with the East-West e-Ticketing BV, consisting of Thales, Accenture and Vialis Verkeer & Mobiliteit BV, to provide software and expertise in the operation of the new automatic fare collection system.

Octopus Cards Limited continued to win a number of awards in 2003. These include:

•	the Brand Leader Award in the Business Equipment and Services Category Award in Superbrands Hong Kong 2003, awarded by Superbrands,

•	the Best Practice Award for Simplicity 2003 awarded by Best Practice Management,

•	the Enterprise Award in the DHL/SCMP Hong Kong Business Awards 2003, and

•	the Hong Kong Top Ten Brandnames Award 2003 awarded by The Chinese Manufacturers’ Association of Hong Kong.

In 2003, there were an average of 7.5 million Octopus transactions per day and the average daily transaction value grew from HK$50 million in 2002 to HK$51 million in 2003. Further expansion of the use of the Octopus technology for other modes of transportation and services in Hong Kong are constantly being explored.

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

Following several years in which Fasttrack Insurance retained the primary level of cover with respect to the MD&BI risks and obtained reinsurance in excess of the retention for up to a certain limit for each and every loss, starting from May 31, 2003 the cover has been placed with Fasttrack Insurance without Fasttrack Insurance obtaining any reinsurance. The decision for this insurance arrangement has been taken based on the very low loss ratios for this category of risks over many years and the existence of the Company’s comprehensive and well developed risk management and safety procedures. A recent risk management survey by Willis Limited has demonstrated that the cover limit under the insurance policy with Fasttrack Insurance of HK$500 million for each and every loss is sufficient for MD&BI risks. The Company will pay Fasttrack Insurance premiums with respect to such insurance cover. In addition, the Company has renewed the separate cover for losses from terrorist attacks with Fasttrack Insurance for another one-year period from May 31, 2004 to May 30, 2005, with the same cover limit of an aggregate amount of HK$100 million. Having carried out an analysis of the Company’s claims history and the potential risks associated with increased risk retention, the Company decided also to place its third party liability insurance with Fasttrack with effect from December 1, 2003 to November 30, 2004. Fasttrack retained the primary level of cover in an amount of HK$50 million with respect to the third party liability insurance and obtained reinsurance in excess of the retention for up to a certain limit for each and every loss in the international insurance markets.

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

Since its commencement of business in November 1997, Fasttrack Insurance has generated a cumulative surplus resulting from underwriting profits and investment income. As of December 31, 2003; this cumulative surplus together with paid up capital amounted to HK$150 million.

Passengers and Seasonality of Patronage

From the Company’s first full year of operation in 1980 up to and including 1996, there had been a continuous growth in the number of passengers using the MTR. As a result of the Asian economic crisis in the second half of 1997 and the resulting downturn in Hong Kong’s economy, the MTR experienced a 0.6% decrease in the number of passengers carried on the Urban Lines in 1997. This downward trend in patronage on the MTR Lines continued over the next four years, when the MTR experienced a 2.3% decrease to 794 million passengers carried in 1998, a 1.8% decrease to 779 million passengers carried in 1999, a 1.5% decrease to 767 million passengers carried in 2000 and a 1.2% decrease to 758 million passengers carried in 2001. The downward trend was reversed in 2002, when total patronage increased to 777 million passengers carried. The decrease in patronage through 2001 was mainly due to adverse economic conditions in Hong Kong, increased competition from bus operators, the impact of the opening of the Western Harbor Crossing and road improvements in West Kowloon, and the dramatic fall in tourists visiting Hong Kong, but was partially offset by the commencement of operations of the Tung Chung Line in mid-1998. The increase in patronage on the MTR Lines in 2002 was primarily due to the opening of the Tseung Kwan O Line.

During the same period, patronage on the Airport Express Line increased from 4 million passengers in 1998 to approximately 10 million passengers in 1999 and 2000, but decreased to 9 million passengers in 2001 and 8.5 million passengers in 2002. Patronage figures for the Airport Express Line were significantly lower in 1998 because the Airport Express Line did not commence operations until July 6, 1998. The decreases in patronage on the Airport Express Line in 2001 and 2002 were primarily due to the elimination of the 10% fare discount and the tragic events of September 11, 2001 in the United States, which continued to affect overall air passenger traffic in 2002, and a weak economic environment. The MTR’s market share of all franchised public transportation boardings in Hong Kong was 25.7% in 1998, 25.2% in 1999, 24.1% in 2000 and 23.5% in 2001 and 2002, and its market share of cross-harbor boardings (excluding taxis, public light buses and private cars) was 61.9% in 1998, 60.3% in 1999, 57.9% in 2000, 57.4% in 2001 and 58.2% in 2002. Average MTR Lines weekday patronage was 2.33 million in 1998, 2.28 million in 1999, 2.24 million in 2000, 2.23 million in 2001, and 2.26 million in 2002, and average Airport Express Line daily patronage was 21,900 in 1998, 28,500 in 1999, 28,300 in 2000, 24,700 in 2001 and 23,200 in 2002.

In 2003, the MTR carried a total of 770 million passengers on the MTR Lines and 6.8 million passengers on the Airport Express Line. The combined result represented a 24.3% market share of all franchised public transportation boardings in Hong Kong and a 58.7% market share of cross-harbor boardings (excluding in each case taxis, public light buses and private cars). These decreases in patronage were primarily due to the effects of the outbreak of severe acute respiratory syndrome (“SARS”) that commenced in early 2003 and reached its peak in Hong Kong in March 2003. The SARS outbreak severely decreased economic activity and adversely affected economic growth in Hong Kong by, among other things, disrupting consumer spending and adversely affecting tourist arrivals primarily in the first half of 2003. In particular, patronage on the MTR Lines during the SARS outbreak was lower despite the additional patronage attributable to the Tseung Kwan O Line, and patronage on the Airport Express Line during the SARS outbreak was significantly lower compared to the corresponding period in 2002. In the second half of 2003, patronage on both the MTR Lines and Airport Express Line recovered substantially to the levels prior to the SARS outbreak. In particular, after reaching a low of 1.8 million in April 2003, average weekday patronage on the MTR Lines recovered to over 2.1 million in June 2003 and over 2.4 million in December 2003. Moreover, average Airport Express Line daily patronage, after reaching a low of 9,200 in May 2003, increased to 12,700 in June 2003 and 22,200 in December 2003. Patronage on the Airport Express Line, however, continued to be adversely affected by the reduced air passenger traffic resulting from the weak economic environment. Our market share of the important cross-harbor trips increased from 58.2% to 58.7%, primarily as a result of the Tseung Kwan O Line commencing operations in August 2002 and despite continued growth in competition from bus services. Average MTR Lines weekday patronage in 2003 was 2.24 million, which was a decrease of 0.9% from 2002. Average Airport Express Line daily patronage in 2003 was 18,700, which was a decrease of 19.4% from 2002.

The Company expects the following factors to positively influence patronage and market share:

•	the opening of the Tseung Kwan O Line in 2002 and related new service areas for the MTR system;

•	the increase in the number of tourists from the Mainland of China;

•	the “ride 10 get 1 free” promotion that has been extended to October 3, 2004;

•	a number of marketing initiatives that were launched during the first half of 2003, including the “ride 5 get cash coupons” and “HK$2 holiday ride” promotions, as part of the Company’s SARS recovery program;

•	the promotion of the MTR network overseas, particularly in the Mainland of China, establishing distribution channels to sell MTR and Airport Express Line tickets in places which are among the main sources of inbound tourism to Hong Kong;

•	the promotion of the Airport Express Line by Asia Miles upon the purchase of a “2 Trips” Airport Express Line ticket, thereby encouraging more usage of the Airport Express Line from frequent travelers and raising brand awareness among international travelers;

•	the improved linkage with the KCRC’s West Rail following the opening of the new interchange station at Nam Cheong and the pedestrian link at Mei Foo station in December 2003; and

•	other improvements of linkages with other modes of transport, intermodal fare discount schemes and fare savers.

Future passenger growth on the MTR Lines and the Airport Express Line will depend on a variety of factors affecting consumer preferences among transportation modes and frequency of travel, including the Hong Kong economy, competition from alternative modes of public and private transportation as well as demographic factors. Moreover, any future outbreak of SARS or any other contagious disease for which there is no known cure or vaccine may adversely affect our patronage. Patronage on the MTR has historically not been affected by seasonality in any material respect. The Company continues to expect patronage of the Airport Express Line to be affected by competition from franchised airport buses, taxis, hotel shuttle buses, hotel guest cars and private cars.

Passengers traveling on the MTR Lines may interchange freely among the Kwun Tong, Tsuen Wan, Island, Tung Chung and Tseung Kwan O Lines. As a result, ridership numbers for these five lines are by necessity reported as a single operating unit for the Company’s internal reporting purposes.

The following table sets forth passenger growth and other operating data since 1999:

	Year Ended December 31,
	1999	2000	2001	2002(6)	2003(7)
Total number of passengers (in thousands)
– MTR Lines (1)	779,309	767,416	758,421	777,210	770,419
– Airport Express Line	10,396	10,349	9,022	8,457	6,849
Average number of passengers (in thousands)
– MTR Lines (1)(2)	2,284	2,240	2,231	2,261	2,240
– Airport Express Line (3)	29	28	25	23	19
Average passenger miles traveled (per journey)
– MTR Lines (1)	4.6	4.5	4.6	4.7	4.8
– Airport Express Line	18.5	18.4	18.5	18.6	18.5

	Year Ended December 31,
	1999	2000	2001	2002(6)	2003(7)
Average car occupancy
– MTR Lines (1)	61	61	58	57	53
– Airport Express Line	16	16	14	13	13
Market share
All movements (4)	25.2%	24.1%	23.5%	23.5%	24.3%
Cross-harbor movements (4)	60.3%	57.9%	57.4%	58.2%	58.7%
To/from the Hong Kong International Airport (5)	32.0%	28.0%	27.0%	25.0%	23.0%

(1)	MTR Lines are comprised of the Tsuen Wan Line, the Kwun Tong Line, the Island Line and, since June 22, 1998, the Tung Chung Line and, since August 18, 2002, the Tseung Kwan O Line.
(2)	Weekday average.
(3)	Daily average.
(4)	Market share represents the percentage of franchised public transportation boardings in Hong Kong, which is comprised of boardings on the MTR, franchised buses, trams, ferries, green minibuses and the KCR throughout the territory (including areas that the MTR does not serve), but excludes boardings on taxis, public light buses and private cars for which no reliable data are available.
(5)	Market share represents the percentage of franchised public transportation boardings in Hong Kong to and from the Hong Kong International Airport.
(6)	Includes results from the operation of the Tseung Kwan O Line since August 18, 2002.
(7)	Includes results from the full year operation of the Tseung Kwan O Line.

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

The MTR’s average annual fare increase from 1980 until the end of 2003 has been 5.6%, which is approximately the average annual increase in the Consumer Price Index (A) for the same period but lower than the average Hong Kong payroll index increase of 10.1% for the same period. In light of the unfavorable economic conditions prevailing in Hong Kong during 1998, the Company decided to forgo a fare increase for the Kwun Tong, Tsuen Wan, and Island Lines. Due to the continued economic downturn and the general deflationary environment in Hong Kong, the Company maintained the same general fare throughout 1999, 2000, 2001, 2002, and 2003 for the MTR Lines. The introductory promotional discount for the Airport Express Line was, however, reduced from 30% to 10% on July 3, 2000 and then discontinued entirely on July 1, 2001. The Company also decided to withdraw the 30% staggered hours fare discount on July 2, 1999 and to collect HK$0.10 per journey from each passenger using an Octopus card on the MTR commencing July 3, 2000, to contribute towards the costs of installing platform screen doors in 30 underground stations on the Urban Lines. Due to the continued poor economic environment in Hong Kong, the Company decided not to implement the 2.3% fare increase, initially planned for April 2002. The Company did not increase fares in 2003.

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

The Company is currently studying the details of the consultative paper on public transport fares (the “Public Transport Fare Consultative Paper”), which was issued by the Government on July 28, 2003. The Public Transport Fare Consultative Paper discusses proposals to introduce a fare adjustment formula, a trigger mechanism for fare adjustments and a cap on the maximum rate of fare adjustments. Under these proposals, the Company would maintain its fare autonomy and the fare adjustment formula would only serve as a guideline for the Company in adjusting its fares. The Public Transport Fare Consultative Paper stresses that any merger between the Company and KCRC would have a critical impact on the proposed fare adjustment mechanism. The Company expects to continue discussions with the Government on the Government’s plan to develop a more objective and transparent process for public transport fare adjustment, and the Company is itself considering various fare adjustment mechanism alternatives in the best interest of all the shareholders and stakeholders of the Company as part of the merger study.

The following table sets forth the average fare paid per passenger trip on the MTR Lines, and compares the percentage increase in the average fare with the Consumer Price Index (A) for the periods indicated:

	Year Ended December 31,
	1999		2000		2001		2002		2003
Average fare(1)	HK$	6.67	HK$	6.73	HK$	6.81	HK$	6.65	HK$	6.57
Percentage increase (decrease) in average fare		1.2%		0.9%		1.2%		(2.3)%		(1.2)%
Consumer price index (A)		(3.3)%		(3.0)%		(1.7)%		(3.2)%		(2.1)%

(1)	The average fare does not include the average fare for the Airport Express Line, which was HK$43, HK$53, HK$63, HK$65, HK$62 in 1999, 2000, 2001, 2002 and 2003, respectively. The higher average fare for 1999 is mainly due to the longer average journey traveled on the Tung Chung Line and the elimination of the staggered hours discount. The higher average fare for 2000 is mainly due to the additional HK$0.10 per ride charged since July 2000 for the platform screen doors project. The higher average fare for 2001 is mainly due to the full year effect of the additional HK$0.10 per ride charged for the platform screen doors project. The decrease of the average fare in 2002 and 2003 was mainly the result of the “ride 10 get 1 free” promotional campaign on the MTR Lines.

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

To improve attractiveness to advertisers, the Company is actively introducing new forms of advertising, including sticker advertising on train bodies and station walls, as well as tunnel advertising launched in April 2004. A program to convert 4-sheet advertising panels into larger 12-sheet advertising panels in station concourses increased the number of concourse 12-sheet advertising panels to 657 by May 2004.

During the second half of 2003, the Company introduced trackside plasma panels to increase advertising revenue. A total of 68 plasma panels had been installed in 15 stations in early 2004 and the Company has also started extending the network of concourse plasma panels from 23 to 51 units. The Company also enhanced customer service and raised advertising revenues by providing free internet access at several stations. In particular, MTR internet access centres, with advertising sponsorship, were erected in Central and Prince Edward stations, with more MTR internet access centres planned for installation in 2004.

The Company has also entered into agreements with mobile telephone operators and paging operators that provide telephone and paging coverage within the MTR network. Currently, there are twelve mobile telephone networks operated by six operators and 28 paging channels operated by five operators providing coverage within the MTR network. In 2003, approximately 740 million minutes mobile phone calls were made within the MTR system. Rental income from external mobile base stations also provided a new source of income, with fifteen new sites completed in 2003. In addition, the Company began installing in 2003 a local area network to enable wireless broadband services which was launched on the Airport Express Line in March 2004. The Company is also in the process of upgrading the existing integrated radio system for mobile services to offer third generation mobile telecommunications services within the MTR network by 2005. Revenue in 2003 from the provision of telecommunication services within the MTR network amounted to approximately HK$198 million.

In 2002, the Company formed TraxComm Limited, a wholly-owned subsidiary, to develop a wholesale fixed-line telecommunications business based on the Company’s existing fiber-optic infrastructure. On June 2, 2003, the Office of the Telecommunications Authority issued a fixed-line telecommunications license to TraxComm Limited. In 2003, TraxComm Limited built and began to operate an enhanced network, which runs alongside the existing fiber-optic network. Due to the recent liberalization of the Hong Kong fixed-line telecommunications market, TraxComm Limited has been able to attract a number of customers, despite its relatively short operating history. For example, a major telecommunications service provider that was recently granted a fixed-line network license by the Office of the Telecommunications Authority has entered into a long-term contract with TraxComm Limited, under which that telecommunications provider will use TraxComm Limited’s enhanced fiber-optic network as its backbone. Moreover, one of the largest international direct dialing wholesale service providers in Hong Kong, has begun migrating over 400 circuits of bandwidth to TraxComm Limited’s recently launched data network.

As of May 31, 2004, the Company owned approximately 190,547 square feet of retail space within the MTR, comprising approximately 493 kiosks and mini-banks that provide a wide range of goods and services, as well as the 62,205 square feet Dickson Cyber Express, a large retail center at

Kowloon station. There are also self-service concessions and vending machines which provide a wide range of goods and services. As of May 31, 2004, the occupancy rate for the Company’s retail space was approximately 95%.

The Company, through its wholly-owned subsidiary MTR Travel Limited, operates a travel service center located at Admiralty station that sells local and overseas traveling tours and tickets. The travel service center also acts as a customer service outlet, providing information on the MTR and selling MTR souvenirs.

The Company has provided consultancy services to a wide range of clients, such as routing planners, operators, manufacturers, contractors and consultants as well as to clients involved in the promotion and management of major capital works projects. Assignments have been undertaken in Australia, the Mainland of China, Hong Kong, India, Taiwan, Thailand, Philippines, Singapore, the United Kingdom and the Netherlands. In 2000, the Company decided to extend its consultancy services to include railway specific project management and technical services.

In 2003, the Company’s consultancy services continued to experience a significant increase in revenue, as the Company continued to capitalize on growing demand for its design, operations, maintenance, project management and training services. In addition to winning contracts in major cities in the Mainland of China, such as Shanghai, Tianjin, Nanjing, Shenzhen, Hangzhou, Guangzhou, Chengdu and Beijing, the Company has also been awarded contracts in Australia, India, Korea, Macau, New York, Singapore, Taiwan, Thailand, the United Kingdom and the Netherlands. In Hong Kong, the Company provided services to the Airport Authority under a three-year contract awarded in 2002 to maintain the automated people mover used in the Hong Kong International Airport. In the Netherlands, the Company and Octopus Cards Limited were awarded a series of contracts with Thales to create an automatic fare collection system, which will cover all modes of public transport, including train, bus, tram, metro and ferries. The Company and Octopus Cards Limited are working with the East-West e-Ticketing BV, consisting of Thales, Accenture and Vialis Verkeer & Mobiliteit BV, to provide software and expertise in the operation of the new automatic fare collection system. In India, the Company was awarded its first rail consultancy contract to be funded by the International Bank for Reconstruction and Development.

In February 2003, after an international competitive tender, the Company was selected for the review of the feasibility study for Hangzhou Metro Line One, an approximately 32.3 route miles urban metro serving the city center of Hangzhou, one of the most scenic tourist attractions in China. The feasibility study on Hangzhou Metro Line One was conducted by the Beijing Urban Engineering Design & Research Institute and the review was completed by the Company in July 2003.

In May 2003, the Company signed a memorandum of cooperation with the Shenzhen Municipal Development Planning Bureau under which the Company will provide consultancy services with respect to the planning, implementation, construction, operation, financing and maintenance of new metro lines in Shenzhen. On January 15, 2004, the Company and the Shenzhen Municipal People’s Government entered into an agreement in principle in relation to the construction of Phase 2 of Line 4 of the proposed Shenzhen metro system and the operation of Line 4 for a term of 30 years. See “Item 4. Information on the Company – History and Development of the Company – Recent Developments” for further details relating to this project.

In March 2003, the Company continued the expansion of its consultancy business in the Mainland of China through the establishment of a representative office in Shanghai. The Company’s joint venture subsidiary, Shanghai Hong Kong Metro Construction Management Co. Ltd., was appointed in June 2002 as the owner’s representative by Shanghai MRT Shen-Song Line Development Co. Ltd., an enterprise owned by the Shanghai Municipal People’s Government, to undertake project management services for the design and construction of a 21.6 mile metro line, the Shensong Railway Line, in Shanghai between Songjiang new city in the west and Xujiahui in the city center. The Company has entered into a joint venture agreement with the Shanghai Investment Consulting Corporation Limited to provide project management services in connection with this project and other Shanghai project opportunities, but is currently negotiating the assignment of the joint venture agreement from Shanghai Investment Consulting Corporation Limited to the enterprise owned by the Shanghai Municipal People’s Government, Shanghai International Group Corporation Limited. The Shensong Railway Line will have a total of 12 underground stations and one depot and the expected commencement of operations has been re-scheduled for mid-2007. The Company will not bear any of the design or construction costs in connection with this project. The design and construction works are proceeding on schedule.

The Company is also pursuing investment opportunities in the United Kingdom’s light rail sector, together with Mitsubishi Corporation of Japan. Specifically, projects in the Portsmouth area and in Liverpool, involving the South Hampshire Rapid Transit and Merseytram, respectively, are being considered. Further development of the South Hampshire Rapid Transit project is subject to a resolution by the government of the United Kingdom with respect to the funding for this light rail project. A consortium of the Company, Mitsubishi Corporation and Serco Integrated Transport has been short-listed as one of two candidates invited to submit “best and final” offers based on an information memorandum containing specifications and conditions for a design, build, operate and maintain franchise for the proposed Merseytram system.

The following table sets forth information relating to station commercial and other income for the periods indicated:

	Year Ended December 31,(1)
	1999		2000		2001		2002		2003
	(in millions)
Station commercial and other income(2)	HK$	823	HK$	991	HK$	973	HK$	979	HK$	1,117

(1)	The information set forth in this table includes the results of operations for the Company only, except in 2001, 2002, and 2003, which include the results of the Company and its subsidiaries, other than Octopus Cards Limited.
(2)	For 2002, includes income derived in connection with the operation of the Tseung Kwan O Line since August 18, 2002. For 2003, includes income derived in connection with the first full year of operations of the Tseung Kwan O Line.

Operating Cost Structure

The Company has a program of monitoring and controlling railway operating costs. The following table sets forth the components of operating expenses for railway and related operations, and the percentages they represent of revenue from railway and related operations, for the periods indicated.

	Year Ended December 31,(1)
	1999			2000			2001			2002(2)			2003(3)
	(in millions, except percentages)
Railway and related operations
Staff costs and related expenses	HK$	1,851	26%	HK$	1,688	22%	HK$	1,647	22%	HK$	1,579	21%	HK$	1,643	21%
Energy and utilities		501	7		500	7		501	6		502	7		546	7
Stores and spares consumed		136	2		127	2		119	2		121	2		128	2
Operational rent and rates(4)		63	1		65	1		78	1		87	1		21	—
Contracted repairs and maintenance(5)		325	4		337	4		388	5		384	5		414	5
Expenses relating to station commercial and other businesses		150	2		173	2		197	2		185	2		351	5
Property ownership and management expenses		155	2		142	2		159	2		167	2		198	3
Other expenses(6)		578	8		629	8		450	6		647	8		546	7

	HK$	3,759	52%	HK$	3,661	48%	HK$	3,539	46%	HK$	3,672	48%	HK$	3,847	50%

	Year Ended December 31,(1)
	1999			2000			2001			2002(2)			2003(3)
	(in millions, except percentages)
Depreciation		2,039	28		2,091	28		2,178	29		2,470	32		2,402	32

Total operating expenses of railway and related operations	HK$	5,798	80%	HK$	5,752	76%	HK$	5,717	75%	HK$	6,142	80%	HK$	6,249	82%

(1)	The information set forth in this table includes the results of operations for the Company only, except in 2001, 2002, and 2003, which include the results of the Company and its subsidiaries, other than Octopus Cards Limited
(2)	Includes operating costs derived from the operation of the Tseung Kwan O Line since August 18, 2002.
(3)	Includes operating costs derived from the first full year operation of the Tseung Kwan O Line.
(4)	Similar to property taxes in respect of the Company’s occupation of the land on which the MTR is situated. Reduction in charges for 2003 was primarily due to rate refunds in respect of 2001 and 2002 following an agreed revision of rateable value.
(5)	Includes only repairs and maintenance costs paid to outside contractors.
(6)	Includes railway support services, general and administrative expenses, project study costs and deferred expenditures written off and other expenses. For 2000, includes the write-off of certain capital assets and the higher production and distribution costs of the 2000 annual report following the listing of the Company’s shares on the Hong Kong Stock Exchange. For 2001, the substantial reduction was due to lower production and distribution costs of the 2001 annual report and the capitalization of certain new project costs. For 2002, includes the write-off of project study costs and deferred expenditures in respect of the Shatin to Central Link and the North Island Link together with its related improvement works totaling HK$218 million. For 2003, includes a HK$69 million revaluation deficit relating to the Company’s head office premises and write-off of project study costs and deferred expenditure totaling HK$49 million, which was primarily related to the West Island Line (see Note 4C of Notes to Financial Statements).

Staff Costs. Staff costs consist of staff salaries and benefits. Since 1998, the Company adopted various measures to reduce operating costs and increase overall efficiency, including pay freezes, benefit reductions, hiring freezes, the implementation of voluntary separation schemes and limited redundancies. In particular, a voluntary separation scheme was implemented in early 2003 for selected groups of employees as the Company identified approximately 100 surplus positions due to reduced headcount requirements resulting from a decline of project-related work. Employees of the selected groups who voluntarily chose to leave the Company received enhanced severance packages. This scheme helped the Company to manage the decline of project-related work and alleviate the surplus situation. All these measures resulted in a continued reduction in staff costs from HK$1,851 million in 1999 to HK$1,643 million in 2003. The reduction reflected significant gains in productivity and efficiency achieved through the continued efforts in human resources management, organizational restructuring and streamlining, staff redeployment and outsourcing.

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

	Year Ended December 31,
	1999		2000		2001		2002(1)		2003(2)
Total operations staff(3)	5,026	(5)	4,767	(5)	4,529		4,615		4,528

Productivity per operations staff
Revenue car miles (in thousands)	14		15		16		17		18
Passengers carried (in thousands)	157		163		170		170		172
Railway operating profit (in thousands of HK$)(4)	119		153		182	(8)	125	(6)(8)	76	(7)(8)

(1)	Includes results derived from the operation of the Tseung Kwan O Line since August 18, 2002.
(2)	Includes results derived from the full-year operation of the Tseung Kwan O Line.
(3)	Excludes staff engaged in works relating to operations planning and development, operations consultancy services and staff hired for the short term.
(4)	Excludes corporate overhead, project study costs and deferred expenditures written off and depreciation charges on unallocated assets at the corporate level.
(5)	Decrease in number of staff members was primarily due to the voluntary separation scheme introduced in 1999 to reduce operating costs.
(6)	Includes increased depreciation charges primarily on fixed assets of the Tseung Kwan O Line since August 18, 2002.
(7)	Includes full year increased depreciation charges primarily on fixed assets of the Tseung Kwan O Line.
(8)	For 1999 and 2000, includes results of the Company only. For 2001, 2002 and 2003, includes results of the Group.

The increase in revenue car miles per operations staff in 2003 was primarily a result of the full-year operation of the Tseung Kwan O Line.

The decrease in railway operating profit per operations staff in 2003 was primarily the combined result of the lower fare revenue recorded in the first half of 2003 due to the SARS outbreak and higher operating costs associated with the full-year operation of the Tseung Kwan O Line since August 2002.

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

Over the past five years, electricity tariffs have increased. During this period, the Company adopted various energy saving measures to mitigate the impact of the increase. In 2003, the Company’s traction energy consumption measured in megawatt hours increased by approximately 1.2% due to the opening of the Tseung Kwan O Line. The Company’s traction energy consumption increased by an average of approximately 50% from 1998 to 2003 as a result of the opening of the Tung Chung and Airport Express Lines in mid-1998 and the Tseung Kwan O Line in August 2002.

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

Operational Rates. Operational rates are payments by the Company to the Government, similar to property taxes, in respect of its occupation of the land on which the MTR is situated. Operational rates payments totaled approximately HK$67 million for the year ended December 2003. After a refund on payments made to the Government totaling HK$46 million due to a successful reassessment review of the rateable value for the fiscal years of 2002 and 2003, the net balance paid to the Government was HK$21 million for the year ended December 31, 2003.

Other Operating Costs. Other operating costs include advertising costs, consultants’ fees, conference and training expenses and insurance and uninsured claims.

Equipment

The Company owned 1,050 passenger cars and 59 locomotives and other rolling stock as of December 31, 2003. The following table sets forth certain information regarding the Company’s rolling stock as of December 31, 2003:

						Average
	Number of Units		Net Book Value			Useful Life		Age
			(in millions)			(in years)
Passenger cars(1)	762		HK$	3,320	(5)	40	(7)	19.6
Passenger cars(2)	184	(4)		2,528		40	(8)	5.5
Passenger cars(3)	104			1,296		40		1.5
Locomotives	59			238	(6)	16		13.5

Total rolling stock	1,109		HK$	7,382

(1)	Figures for the Urban Lines, excluding the Tseung Kwan O Line, including 27 originally leased cars acquired during 1999.
(2)	Figures for the Tung Chung and Airport Express Lines.
(3)	Figures for the Tseung Kwan O Line.
(4)	Including passenger cars for the Airport Express Line held in stock.
(5)	Including value of rolling stock modernized as of December 31, 2003.
(6)	Including value of other rolling stock used for maintenance purposes as of December 31, 2003.
(7)	The useful life figure was revised from 25 years in 1997 to 40 years in 1998, after taking into account the asset condition, usage experience and rolling stock modernization program.
(8)	The useful life figure was revised from 35 years in 2002 to 40 years in 2003, after taking into account the asset condition and usage experience.

On March 23, 2003, the Company entered into a cross-border leasing transaction with respect to a portion of its rolling stock that is described in more detail under Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Resources”.

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

Eighteen property developments associated with the construction of the Tsuen Wan, Kwun Tong and Island Lines have been completed. Developed properties comprise an aggregate of approximately 2.5 million square feet of commercial office space, 3.2 million square feet of shops, 1.7 million square feet of community and Government facilities and 31,366 residential units. All residential units and offices have been sold. Almost all shops have either been sold or leased. In addition, several property developments associated with the construction of the Tung Chung and Airport Express Lines have been completed. These properties comprise an aggregate of approximately 4,092,000 square feet of office space (of which approximately 1,493,000 square feet has been sold), 20,554 residential units and approximately 2,533,000 square feet of retail and other space. The majority of the retail space has been leased. Cumulative property development profit realized by the Company up to the end of 2003 was approximately HK$23.5 billion.

In November 2002, the Government announced its new housing policy in support of the property prices that have dropped by almost two-thirds from their 1997 peak. Under the new housing policy, the Government, the largest owner of land in Hong Kong, suspended land sales in 2003. The Company supported this policy and agreed in consultation with the Government to postpone property development tenders until after 2003. The outbreak of SARS in early 2003 also resulted in slower sales of property developments and in a decrease in property prices. However, with the containment of the outbreak, there was no further worsening effect on the property market. The property market improved towards the end of 2003, particularly due to foreign direct investment in the sector. The Company plans to resume property development tenders at the end of 2004.

Tung Chung Line and Airport Express Line Property Developments

Under the terms of the Airport Railway Agreement, the Company was granted the right to undertake residential and commercial development on approximately 154 acres of land at five sites above or around the Tung Chung Line and Airport Express Line stations at Hong Kong, Kowloon, Olympic, Tsing Yi and Tung Chung. These developments comprise 15 development packages totaling approximately 29,000 residential flats and approximately 13.3 million square feet of office, hotel/service apartment and retail space. All of the packages have been awarded to developers under a competitive tendering process. There was continued construction activity and staged development completions from earlier packages, notably in the Tung Chung and Kowloon stations, during 2003.

Despite weak property market conditions in Hong Kong, several major residential developments along the Airport Express Line were launched and reasonable sales of flats were recorded from Airport Railway development sites, which totaled 18,790 units at the end of 2003. Construction of the various packages at Union Square in Kowloon station and at Tung Chung station progressed according to plan. A total of 1,976 flats were completed during 2003, all of which are in Union Square. In particular, the

Company obtained occupation permits in July and October 2003, respectively, for the Harbourside and Sorrento Phase 2 developments at Kowloon station. Sale of apartments at The Harbourside commenced in February 2004. The Company launched the sale of Phase Two of the Seaview Crescent property development and Phase Two of the Caribbean Coast property development, with a total of 1,627 residential units at Tung Chung station in June 2003. In response to changing market conditions and demand forecasts, further adjustments were made to several development schemes to improve marketability and add value. The land use at Olympic Station Site D, for example, was successfully changed from hotel to residential. The development is now planned to provide 1,484 residential units. Work on this project is in progress and on schedule, with completion expected in late 2005 or early 2006.

Two International Finance Centre was completed on schedule, and the practical completion certificate was issued on July 15, 2003. Marketing of the 18 floors totaling 500,000 square feet gross owned by the Company, located on floors 33 to 52 and branded as “Central 18 Zone at Two IFC”, began during 2002. With the issuance of the occupation permit in May 2003, the Company has successfully launched the leasing of Central 18 Zone at Two IFC. In particular, the Company has entered into lease agreements with leading financial institutions, including a lease agreement with UBS AG for the lease of seven floors with a total floor area of approximately 170,226 square feet for a period of ten years. As of March 31, 2004, approximately 76% of Central 18 Zone at Two IFC had been leased, and the Company is currently in discussions with additional potential office tenants. The IFC Mall and more than 1,200 parking spaces were also completed in mid-2003, while work continues on two adjacent hotel towers, which are expected to be completed in early 2005. As a result of the issuance of the practical completion certificate with respect to Two International Finance Centre on July 15, 2003, the Company recognized a net profit of approximately HK$3 billion in respect of this property development in 2003.

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

As of December 31, 2003, the Company had received HK$4.9 billion from participating developers in excess of related expenditures incurred as well as profits recognized to date in connection with Tung Chung Line and Airport Express Line property developments. The Company’s accounting policy under Hong Kong GAAP requires that such payments not be recognized as profit until the foundation and site enabling works for a development are complete and acceptable for development, and after taking into account any outstanding risks and obligations retained by the Company in connection with such development.

Tseung Kwan O Line Property Developments

The TKE project agreement with the Government provides that the Company shall have the right to undertake property developments at four locations within the project. These developments are located at the Tiu Keng Leng, Tseung Kwan O and Hang Hau stations and the depot and adjacent future station site in Area 86. The development projects include up to 20 development packages, offering a total gross floor area of approximately 25 million square feet, which includes approximately 22.6 million square feet of residential flats, 1.5 million square feet of retail space, 1.1 million square feet of offices and 6,800 carpark spaces.

In November 2003, the Company’s joint venture developer, Sino Land, successfully launched the pre-sale of Residence Oasis, a 2,130 unit residential property development above the Hang Hau station. The Company also began preparation of pre-lease marketing for the 38,000 square feet retail shopping center at Hang Hau station, which will be known as “The Link”. Apartment layouts have also been finalized at Site A of the Tiu Keng Leng station developments, enabling the Company to begin pre-sales in 2004.

The planned Area 86 development scheme on the Clearwater Bay peninsula, which comprises up to 14 of the said 20 planned TKE development packages and approximately 17.8 million square feet of floor area, is one of the largest single development schemes in Hong Kong to date. The “dream city” complex represents a new model for high-density community living with segregated areas for automotive and pedestrian movement and large open spaces for leisure activities. The development will include schools, clubhouses, shops and community centers.

The expected total investment cost is approximately HK$61 billion at 2003 prices. To date, four development packages have been awarded. However, in view of the then-current market conditions and the Company’s support of the housing policy of the Government at the time, the Company agreed in consultation with the Government to postpone property development tenders until after 2003. Accordingly, the Company did not award any of the remaining property development packages in 2003. The Company expects to commence the launching of the remaining development packages, subject to prevailing market conditions, during 2004, with completion of the final development package expected in 2013. In preparation for the forthcoming property development tenders, the Company has revised the master layout plan for the dream city complex to offer improved breezeways and more open space. The Company currently anticipates launching the first property development package based on this improved plan in late 2004.

Other Development Projects

In 1999, the Company received town planning approval from the Government to develop the site above and near Choi Hung station on the Kwun Tong Line to include “park and ride” facilities for commuters living in the Southeast New Territories as well as some commercial and residential areas. The Company awarded this development in July 2001 and the Government granted the land at the site to the Company in November 2001 upon payment of the land premium. During 2002, the Government approved a further 12,185 gross square feet of residential space to be constructed at Choi Hung station, as part of the “park and ride” development. This is in addition to 22,841 gross square feet of bonus floor area previously approved for the mixed-use development. The scheme currently comprises 206,500 square feet of residential space, 25,834 square feet of commercial/retail space, 504 car parking spaces (450 of which is for park and ride), 10 motorcycle parking spaces and a two-storey public transport interchange. In 2003, flat layouts for the Choi Hung station development were finalized, enabling the Company to begin pre-sales in 2004.

Planning continues for the site adjacent to Tsing Yi station, currently occupied by a transport interchange and lorry park. The Company had intended to proceed with a mixed-use scheme, but the development concept is now being reviewed, taking into account the community’s feedback.

Property Ownership and Management

The Company owns or manages certain developed properties adjacent to railway structures and facilities in order to protect such railway structures and facilities and to provide a source of income. The Company currently wholly owns four shopping centers located above four of its stations — Telford Plaza I at Kowloon Bay (427,019 square feet of leasable floor space), Luk Yeung Galleria at Tsuen Wan (129,878 square feet of leasable floor space), Paradise Mall (previously Heng Fa Chuen Shopping Centre) at Chai Wan (198,790 square feet of leasable floor space) and Maritime Square at Tsing Yi (311,198 square feet of leasable floor space) — and certain other smaller properties. Upon completion of “The

Link” at Hang Hau station and the shopping center at Union Square, completion of which is expected by 2005 and 2006/2007, respectively, the Company will own six shopping centers. The completion of Two International Finance Centre increased the Company’s property ownership by 500,000 square feet. In addition, the Company also owns properties jointly with other parties, including Telford Plaza II and the carpark at One International Finance Centre at Hong Kong station. The Company holds these properties under long-term leases from the Government that will expire in 2047 and rents them to tenants for commercial use. The Company has no present intention to sell any of these shopping centers. During the SARS outbreak in early 2003, these shopping centers recorded a steep decline in visitors. With the containment of the SARS outbreak, special promotions in these shopping centers and the relaxation of travel restrictions for tourists from the Mainland of China, the number of visitors now surpasses previous levels.

The Company also manages certain residential properties. Growth in the property management portfolio from property developments relating to the Airport Railway Project as well as at Tseung Kwan O is expected to continue over the next few years, adding some further 40,000 residential units to the Company’s portfolio. The Company is one of the largest property management companies in Hong Kong. During 2003, the Company has continued to expand and diversify its property management business. In particular, Coastal Skyline, Caribbean Coast and Seaview Crescent Phase Two at Tung Chung Station and Sorrento Phase One at Union Square added a further 4,841 residential units to the Company’s management portfolio. Moreover, the completion of Two International Finance Centre increased the total area of commercial and office space managed by the Company to approximately 6 million square feet in 2003, from 3.9 million square feet in 2002. The Company managed 46,915 residential units (of which 18,186 units are Airport Railway developments). Income from property management increased by 10.6% to HK$94 million in 2003 from HK$85 million in 2002.

The Company has also established the “Premier Management Services” brand as part of its property management services. This branded service is aimed at the high-end residential, serviced apartments and high quality office accommodations at Hong Kong and Kowloon stations. Designed to provide a higher quality level of service to these property developments, the new service has been separately branded to distinguish it from the property management of mass residential properties. With leading international financial institutions as tenants, Two International Finance Centre is managed by the Company under the Premier Management Services.

The Company also engages in property management related services in the Mainland of China where it sees significant growth opportunities. In 2003, the Company acquired a pre-management contract for the Tulip Gardens residential development in Shenzhen, as well as a pre-management contract for Chongqing Palm Springs International Apartments, a large-scale residential development in Chongqing. In Beijing, the Company formed a strategic partnership with Beijing Century Sun Real Estate Development Company Limited to provide multi-disciplinary property management services and to manage the Palm Springs International Apartments developments.

The Company was awarded its first property development consultancy contract in Singapore in July 2002. The Company was selected by the Land Transport Authority of Singapore to provide consultancy services for the packaging and marketing of a 268,883 square feet site situated above a proposed Singapore Mass Rail Transit station in a residential area located north of the city center.

MTR Property Agency Company Limited, a wholly-owned subsidiary formed by the Company in January 2001 to provide real estate agency services to the residents of some of its managed properties, contributed a total of HK$6 million in revenue in 2003.

The following table sets forth the Company’s property rental and property management revenue since 1999:

	Year Ended December 31,(1)
	1999		2000		2001		2002		2003
	(in millions)
Property rental(2)(3)	HK$	740	HK$	807	HK$	817	HK$	897	HK$	888
Property management income		50		60		73		85		94
Property agency income(4)		—		—		1		5		6

Total	HK$	790	HK$	867	HK$	891	HK$	987	HK$	988

(1)	The information set forth in this table includes the results of operations for the Company only, except in 2001, 2002 and 2003, which includes the results of the Company and its subsidiaries, other than Octopus Cards Limited.
(2)	Property rental revenues include revenue from properties wholly owned by the Company and revenue from properties which the Company owns jointly with other parties.
(3)	Property rental revenues include service income relating to the provision of air conditioning services. .
(4)	Property agency income was contributed by MTR Property Agency Company Limited, a wholly-owned subsidiary of the Company established in 2001

Capital Expenditures

The Company has incurred substantial capital expenditures in connection with the construction of the Tung Chung Line, the Airport Express Line, the QBR and the Tseung Kwan O Line. See “— History and Development of the Company — Capital Expenditures and Divestitures”.

The following table sets forth the Company’s capital additions for the periods indicated.

	2001(3)		2002(3)		2003(3)
	(in millions)
Assets under construction(1)	HK$	2,749	HK$	1,928	HK$	1,148
Operational equipment(2)		34		62		66

Total existing railway additions	HK$	2,783	HK$	1,990	HK$	1,214
New railway construction(4)		3,679		3,190		719
Leasehold land and buildings(5)		—		—		52
Investment property		195		16		3,626

Gross capital additions	HK$	6,657	HK$	5,196	HK$	5,611
Government’s assistance in respect of Disneyland Resort Line (6)		—		(219)		(664)

Net capital additions	HK$	6,657	HK$	4,977	HK$	4,947

(1)	Assets under construction from 2001 to 2003 mainly reflect the addition of assets relating to various capital projects, the major items of which include the QBR, the automatic transit control system, passenger train modernization, station management systems, improvement of Kowloon Bay depot accommodations, upgrade of the closed circuit television system and installation of platform screen doors.
(2)	Includes, among other things, environment control equipment, communication equipment, track signalling equipment, automatic ticket collection equipment and escalators and elevators.
(3)	Group assets are used starting from 2001.
(4)	For 2001 and 2002, construction costs relating to the Tseung Kwan O Line were capitalized and transferred to fixed assets since its opening in August 2002. For 2003, construction costs mainly related to the Disneyland Resort Line and the Tung Chung Cable Car Project.
(5)	On July 15, 2003, the Company took possession of a board room in Two International Finance Centre. The board room is valued at HK$52 million as of the date of receipt.
(6)	See Notes 40E and 40J of Notes to the Financial Statements.

Improvement Projects

The Company maintains a rolling capital expenditure plan to add, modify or replace assets when necessary to improve performance and meet the needs of its customers. This includes improving station layouts, finishes and facilities, the provision of an integrated station management system and installation of platform screen doors. Under the plan, the Company expects to incur approximately HK$4 billion of capital expenditures from 2004 through the end of 2006.

Platform Screen Doors

The Company has been retrofitting platform screen doors at underground stations on the Urban Lines since May 2001. The project, with an estimated cost of approximately HK$2 billion, is a pioneer for railways worldwide as it was the first to fit screen doors in an operating system. In addition, the installation of these doors will substantially reduce energy consumption costs within the stations and will improve passenger comfort and safety on platforms. The installation work takes place only during the non-passenger service hours, which is from 2:00 a.m. to 5:00 a.m. The first set of platform screen doors became operational in October 2001 at one platform of the Choi Hung station. The first phase of the project (which includes Tsim Sha Tsui, Jordan, Yau Ma Tei, Mong Kok, Prince Edward and Admiralty stations) was substantially completed at the end of 2002. In 2003, installation of platform screen doors was completed at 14 stations, including Sheung Wan, Central, Admiralty, Wan Chai, Tsim Sha Tsui, Jordan, Yau Ma Tei, Mong Kok, Prince Edward, Sham Shui Po platform 1, Shek Kip Mei, Cheung Sha Wan platform 1, Kowloon Tong and Choi Hung platforms 2 and 3. All Urban Line underground stations are expected to be retrofitted with platform screen doors by 2006. The Airport Express, Tung Chung and Tseung Kwan O Lines were constructed with platform screen doors at all stations.

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

The Company has been replacing the motor alternator sets on the Urban Line trains with static inverters. The static inverters provide improved reliability, are more energy efficient and reduce noise levels. The total cost of this program will be approximately HK$80 million and is expected to be completed in 2005.

West Rail Interface Works

In 2003, the Company and KCRC completed the joint construction of the combined MTR/KCRC Nam Cheong station, which is designed to accommodate the expected interchange flows between the KCRC’s West Rail and the Tung Chung Line. In addition, the Company also completed the modification of the existing Mei Foo station to provide an exchange to the KCRC’s West Rail Mei Foo station to facilitate the interchange of passengers between KCRC’s West Rail and the Tsuen Wan Line. These West Rail Interface Works were completed within the budgeted cost to the Company of approximately HK$2 billion.

Transit Links and Pedestrianization

For some time, the Company has been working on the planning of above-ground light rail links. In June 2002, in response to the Government’s request, the Company submitted a conceptual proposal to the Government for an above-ground environmentally friendly transport system covering the South East Kowloon redevelopment of the former Kai Tak airport. The proposed system would run through this area, connecting to Ngau Tau Kok station on the Kwun Tong Line. In 2003, the Company undertook preliminary studies to determine the feasibility of introducing light rail links in the Kowloon Bay Industrial Area and the West Kowloon Cultural District. The Company held preliminary discussions with the Government and private developers as to the technical and financial feasibility of a light rail link in the Kowloon Bay Industrial Area. Prior to proceeding with its studies relating to light rail links in the West Kowloon Cultural District, the Company is awaiting the outcome of bids from private developers, which the Government is expected to announce by mid-2004.

Pedestrianization of streets adjacent to MTR entrances and underground or elevated links with their surrounding development are increasingly important features of the network. In this field, the Company works with private developers, the Urban Renewal Authority, the Housing Authority and other bodies responsible for urban development. In 2003, new pedestrian entrances were completed at Kowloon Tong station to provide access from the new education resource center and passenger transport interchange that are currently under construction, and also to the KCRC station southern concourse that is expected to be completed in early 2004. In addition, a new entrance was completed at Mong Kok station and a further integrated entrance is under construction as part of the Urban Renewal Authority redevelopment and is due for completion by June 2005. Work began on alterations to the southern concourse of Tsim Sha Tsui station to form part of the subway network linking to the KCRC East Rail extension project. These alterations are due for completion by the end of August 2004. Work also commenced on a pedestrian link project at Admiralty station in December 2003, while license agreements are under negotiation for further projects at Lai Chi Kok and Choi Hung stations.

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

Island Line Extensions

In May 2000, the Government identified, as part of its Railway Development Strategy, the West Island Line and the North Island Link as natural extensions of the Island Line that are to be built and operated by the Company. The West Island Line was designed to extend the Island Line from Sheung Wan station to Kennedy Town. The North Island Link was designed to extend the existing Tung Chung Line along the north shore of Hong Kong Island and connect it to the eastern half of the Island Line from Fortress Hill station to Chai Wan. Concurrently, the Tseung Kwan O Line connects to the western half of the Island Line from Tin Hau station to Sheung Wan. The North Island Link was expected to relieve the congestion of the central part of the Island Line as well as the Tsuen Wan Line Nathan Road corridor.

In July 2001, at the Government’s invitation, the Company submitted formal proposals for the West Island Line and North Island Link projects. In April 2002, the Company submitted financial proposals to the Government on the West Island Line and North Island Link projects. In June 2002, the Company submitted a pre-feasibility proposal to the Government on the South Island Line.

On January 21, 2003, the Government decided that the Company should proceed with the planning on the first phase of the West Island Line and the South Island Line and that the North Island Link will be postponed until after 2016. The Company agrees with the Government’s decision to defer completion of the North Island Link, particularly in light of the reduced population growth forecast for Hong Kong and the already adequate capacity of our railway network for serving the northern part of Hong Kong Island and our cross-harbor customers.

The Company commenced a feasibility study of the West Island Line and the South Island Line projects in mid-2003 and submitted a project proposal to the Government at the end of March 2004. The project proposal seeks to achieve a better integration of the West Island Line and the South Island Line with the existing network. Pursuant to the project proposal, the Island Line will be extended from Sheung Wan station to a new interchange station at Sai Ying Pun with the West Island Line, which will run via 5 intermediate stations (University, Kennedy Town, Cyberport, Wah Fu and Aberdeen) to another interchange station with the South Island Line at Wong Chuk Hang. The proposed South Island Line will run from South Horizons on Ap Lei Chau via Lei Tung to Wong Chuk Hang, then through Ocean Park with a potential station at Happy Valley to interchange stations with the Island Line at Wan Chai and Admiralty.

The maximum aggregate cost for both the West Island Line and South Island Line is estimated to be approximately HK$16.5 billion at December 2003 prices. The commercial feasibility of this project will require direct funding support from the Government in an amount of approximately HK$7.2 billion. Subject to reaching an agreement with the Government in 2004, the Company intends to commence construction in 2005 and to commence operations of both the West Island Line and the South Island Line in 2009/2010.

Disneyland Resort Line

The Company submitted a proposal for the Disneyland Resort Line (previously named the Penny’s Bay Rail Link) project to the Government in March 2000. On January 18, 2001, the Deputy Secretary for Transport (now known as the Secretary for the Environment, Transport and Works) published in the Government Gazette a notice under the Railways Ordinance (Chapter 519 of the Laws of Hong Kong) authorizing the project. On July 24, 2002, the Company entered into a project agreement with the Government relating to the financing, design, construction, operation and maintenance of the Disneyland Resort Line. When completed, the Disneyland Resort Line will provide a rail-shuttle service between the Tung Chung Line at Sunny Bay (previously named Yam O) and the new Hong Kong Disneyland theme park, which is expected to open in 2005 or early 2006. The project involves approximately 2.17 new route miles and two new stations.

The Government has previously acknowledged that the Company will require an appropriate commercial rate of return on its investment in any new railway project, which the Government has previously recognized would ordinarily be between 1% and 3% above the estimated weighted average cost of capital of the Company, and that financial and other support from the Government may be required with respect to any new railway project. In order to provide assistance in respect of the Disneyland Resort Line project, the Government agreed to ensure that any claim for or entitlement to (as against the Company) such amount of dividends representing the Government’s beneficial entitlement to cash dividends in respect of the financial year ended December 31, 2002 and thereafter as is equivalent to the “funding gap” will be waived as against the Company. For this purpose, the “funding gap” means a net present value amount (as at the end of 2001) of HK$798 million, calculated using a discount rate of 11.25% (being the expected rate of return on the project), as more particularly defined in the project agreement for the Penny’s Bay Rail Link (now known as the Disneyland Resort Line). Together with the Government’s assistance, the rate of return on the Disneyland Resort Line project is expected to be approximately 11.25% per annum. The Government has waived HK$219 million and HK$675 million of its entitlement to cash dividends declared and payable by the Company to the Government in 2002 and 2003, respectively.

As of December 31, 2003, the Company had awarded all of the civil engineering and electrical and mechanical contracts for the Disneyland Resort Line project. Rather than purchase new rolling stock for the line, the Company has decided to pursue the more cost-effective route of converting existing trains. Work on the Disneyland Resort Line made substantial progress in 2003. Throughout 2003, all major civil and electrical and mechanical contracts were either generally on or ahead of schedule for both the line itself and the two stations, one at the Disneyland theme park and one at Sunny Bay in North East Lantau, the interchange for the Tung Chung Line. The Company expects to complete this project and open it for service by July 2005 and within the original budget estimate of HK$2 billion. The Company had cumulative expenditures of HK$285 million as of December 31, 2002 and HK$883 million as of December 31, 2003 on this project, and had authorized outstanding commitments on contracts related to this project totaling HK$446 million as of December 31, 2003. After taking into account the waiver by the Government of HK$219 million and HK$675 million of its entitlement to cash dividends declared and payable by the Company to the Government in 2002 and 2003, respectively, the net balance of the railway construction in progress relating to this project was zero as of December 31, 2003.

Tung Chung Cable Car

In July 2002, the Government awarded to the Company, on a provisional basis, a 30-year franchise to construct and operate a cable car system to link Tung Chung with Ngong Ping, site of the Po Lin Monastery and the statue of Buddha. The approximately 17 minute cable car ride will rise 400 meters above sea level and offer views over Tung Chung Valley, the Hong Kong International Airport and out to sea as far as the Macau Special Administrative Region. The Tung Chung Cable Car project is budgeted to cost HK$950 million and is expected to commence operations in early 2006. In addition, the total costs of works ancillary to the Tung Chung Cable Car project to be performed by the Company on behalf of the Government under entrustment agreements are approximately HK$100 million and will be funded by the Government. Following the enactment of the Tung Chung Cable Car Ordinance in June 2003, the Company entered an intensive period of consultation with the Government and other stakeholders. On November 19, 2003, the Company entered into a formal project agreement with the Government to develop, on a build, operate and transfer basis, the Tung Chung Cable Car system under a franchise granted by the Government for a period of 30 years commencing on December 24, 2003. In November 2003, the Government also signed the entrustment agreements for related works at Ngong Ping that include a landscaped piazza and a public transport interchange, together with a private treaty grant for a period of 30 years for a theme village adjacent to the Ngong Ping terminal. The environmental permits for the cable car and the stream diversion were also granted in November 2003, and subsequently the contract for the building and civil engineering works was awarded. Construction commenced in December 2003.

The Company had cumulative expenditures of HK$17 million as of December 31, 2002 and HK$137 million as of December 31, 2003 on this project and had authorized outstanding commitments on contracts related to this project totaling HK$495 million as of December 31, 2003.

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

As a result of these competitive pressures, the Company has been considering a number of initiatives to enhance its competitive position, including:

•	Increasing the range of feeder services. In light of the importance of feeder buses to the patronage of the MTR, the Company is consistently engaged in discussions with the Government on new feeder services. The Company has also considered operating its own feeder routes but has concluded that it would not be economically viable to do so at present unless it could obtain a bus franchise, thereby enabling it to charge fares and to avoid paying fuel tax. The Company is in discussions with franchised bus companies, green public light bus operators and residential coach service providers with a view to enhancing the feeder service frequencies together with the introduction of inter-modal fare discounts and possible route rationalization.

•	Inter-modal fare discounts. Certain journeys may be completed using buses only or by combining a bus journey and a journey on the MTR. By combining a bus journey with a journey on the MTR, the aggregate fare would generally be higher than the fare that would be charged if the bus were to be used without the MTR. To address this and to compensate for the inconvenience of interchanging between a bus and the MTR, the Company is pursuing the possibility of offering discounted fares, or free feeder bus travel, to passengers who use both franchised buses, green public light buses or residential coach services and the MTR to complete a single journey. This could be achieved in conjunction with the Octopus card. The Company has extended the inter-modal fare discount scheme, under which passengers transferring between MTR and feeder buses are given discounted bus fares, to Tung Chung, Tseung Kwan O, Yau Tong, Kwun Tong, Wong Tai Sin and Causeway Bay.

•	Promotional initiatives. Periodically, the Company also implements promotional initiatives with a view to stimulating additional patronage. The “ride 10 get 1 free” promotion, which was first offered in April 2000, was estimated to have generated an additional 1% in patronage. The same promotion was offered again in December 2001 and August 2002 for six-month periods, and was estimated to have also generated an additional 1% to 2% in patronage. In February 2003, the Company announced the extension of this fare concession scheme to January 4, 2004 and subsequently to October 3, 2004. In addition, a HK$5 discount on fares for journeys originating at Heng Fa Chuen station following a minimum HK$100 dining consumption at Paradise Mall is being tested. Furthermore, the Company is currently offering a HK$2 discount on fares to adult Octopus passengers who swipe their Octopus cards on the fare savers and subsequently use the MTR at the designated entry station. In addition to the “ride 10 get 1 free” promotion, the Company also offered the “ride 5 get cash coupons” on the MTR lines, and “ride 7 get 1 free” tickets for airport workers during selected periods on the Airport Express Line. The Company is currently also offering the “$2 holiday ride” for children and the elderly promotions on the MTR Lines, and free tickets for children, half fares for students and the elderly for selected periods, and discounts for passengers traveling in groups on the Airport Express Line.

•	Other long-term initiatives. The Company is examining alternative feeder arrangements, such as above-ground light rail transit links, escalator and travelator links and footbridge networks in order to enhance accessibility to particular MTR stations and improve passenger accessibility at certain stations. In 2003, new pedestrian entrances were completed at Kowloon Tong station to provide access from the new education resource center and passenger transport interchange that are currently under construction, and also to the KCRC station southern concourse that is expected to be completed in early 2004. In addition, a new entrance was completed at Mong Kok station and a further integrated entrance is under construction as part of the Urban Renewal Authority redevelopment and is due for completion by June 2005. Work began on alterations to the southern concourse of Tsim Sha Tsui station to form part of the subway network linking to the KCRC East Rail extension project. These alterations are due for completion by the end of August 2004. Work also commenced on a pedestrian link project at Admiralty Station in December 2003 while license agreements are under negotiation for further projects at Lai Chi Kok and Choi Hung stations. The Company is also discussing further additional pedestrian link developments with various parties.

In its Railway Development Strategy 2000 report, the Government confirmed that railways are essential to Hong Kong’s continued economic, social and land development and will be given priority in the Government’s plans for infrastructure development. Within this framework, the Government also recognized that franchised buses would continue to play an essential role in the public transport system in Hong Kong. As a result, the Company does not expect the Government to take any particular, direct measures which, in the short term, would have the effect of reducing or containing patronage on franchised buses or public light buses for the purpose of increasing the Company’s patronage. Nonetheless, the Government’s planning of the provision of passenger transport services to new development areas, including Tseung Kwan O, will reflect its stated preference for railways to be the backbone of the passenger transport system. As expected, patronage on the MTR has increased following the commencement of operations on the Tseung Kwan O Line. The completion of the West Rail project by KCRC in December 2003 and future new extensions such as the KCRC line to Ma On Shan are also expected to result in additional patronage on the MTR.

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

Performance Requirements and Customer Service Pledges

Under the Operating Agreement, the Company is required to meet certain performance thresholds regarding its railway-related services. These performance requirements cover: (1) train service delivery (which is a measure of the actual train trips run by the Company against the train trips scheduled to be run by the Company); (2) passenger journeys on time (which is a measure of passenger journeys which are delayed by at least five minutes); (3) train punctuality; (4) add value machine reliability; (5) ticket issuing machine reliability; (6) ticket gate reliability; (7) escalator reliability; and (8) passenger lift reliability. In addition, the Company is required to establish customer service pledges relating to each of the categories covered by the performance requirements as well as train reliability, ticket reliability, temperature and ventilation levels and railway cleanliness. Unlike the performance requirements, the customer service pledges are voluntary targets established by the Company and are not contractual obligations relating to performance. For the year 2003, all performance requirements were met and all the Company’s customer service pledges were either met or exceeded.

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

Organizational Structure

The Company is incorporated in Hong Kong with limited liability under the Companies Ordinance of the laws of Hong Kong. Set forth below are details of the Company’s subsidiaries as of May 31, 2004.

Name of Subsidiaries	Issued and Paid Up Ordinary / Registered Share Capital			The Group’s Effective Ownership Interest	Ownership Interest held by the Company	Ownership Interest held by Subsidiary	Proportion of Voting Power Held		Place of Incorporation / Operation	Principal Activities
Fasttrack Insurance Ltd.	HK$	77,500,000		100%	100%	—	100%		Bermuda	Insurance underwriting
MTR Corporation (C.I.) Limited	US$	1,000		100%	100%	—	100%		Cayman Islands / Hong Kong	Finance
MTR Finance Lease (001) Limited	US$	1		100%	100%	—	100%		Cayman Islands / Hong Kong	Finance
MTR Engineering Services Limited	HK$	1,000		100%	100%	—	100%		Hong Kong	Engineering services
MTR Property Agency Co. Limited	HK$	2		100%	100%	—	100%		Hong Kong	Property agency
MTR Travel Limited	HK$	2,500,000		100%	100%	—	100%		Hong Kong	Travel services
Octopus Cards Limited	HK$	42,000,000		57.4%	57.4%	—	49	%(1)	Hong Kong	Development and operation of smart card system
MTR Consulting (Shenzhen) Co. Ltd.	HK$	1,000,000		100%	100%	—	100%		People’s Republic of China	Railway consultancy services
MTR Corporation (Singapore) Pte. Ltd.	S$	50,000		100%	100%	—	100%		Singapore	Railway consultancy services
MTR China Consultancy Company Limited(2)	HK$	1,000		100%	100%	—	100%		Hong Kong	Railway consultancy services
MTR (Shanghai Project Management) Limited	HK$	1,000		100%	100%	—	100%		Hong Kong	Railway consultancy services
Shanghai Hong Kong Metro Construction Management Co. Ltd.	HK$	15,000,000		60%	—	60%	60%		People’s Republic of China	Railway construction management
MTR China Property Limited	HK$	1,000		100%	100%	—	100%		Hong Kong	Property management
Shenzhen Donghai Anbo Property Management Co. Ltd.	RMB	3,000,000		51%	—	51%	51%		People’s Republic of China	Property management
Beijing Premier Property Management Co. Ltd.	US$	150,000		60%	—	60%	60%		People’s Republic of China	Property management
MTR Telecommunication Company Limited	HK$	100,000,000		100%	100%	—	100%		Hong Kong	Radio communications services
Candiman Limited	US$	1		100%	100%	—	100%		British Virgin Islands	Investment holding
MTR Corporation (Shenzhen) Limited	HK$	100,000,000	(3)	100%	—	100%	100%		People’s Republic of China	Conduct early-stage preparatory work for Shenzhen Metro Line 4 project
TraxComm Limited	HK$	15,000,000		100%	100%	—	100%		Hong Kong	Fixed telecommunication network services
Hong Kong Cable Car Limited	HK$	1,000		100%	100%	—	100%		Hong Kong	Dormant
Lantau Cable Car Limited	HK$	1,000		100%	100%	—	100%		Hong Kong	Dormant
MTR (Estates Management) Limited	HK$	1,000		100%	100%	—	100%		Hong Kong	Dormant
MTR (Shanghai Metro Management) Limited	HK$	1,000		100%	100%	—	100%		Hong Kong	Dormant

(1)	Although the Company holds 57.4% of the issued shares of Octopus Cards Limited, the Company’s voting rights at board meetings of Octopus Cards Limited are limited to 49%. See Note 18 of Notes to the Financial Statements.
(2)	Formerly MTR (Shanghai Consultancy) Company Limited.
(3)	As of May 31, 2004, the Company has paid up a total of HK$25,000,000 in capital to MTR Corporation (Shenzhen) Limited.

Property, Plant and Equipment

Property and Fixed Assets

Prior to 1993, most of the land on which the Company’s railway operations were situated was not subject to a formal lease, but was provided by the Government, subject to two running line leases, with an acknowledgment of the Company’s right to use such property and that the Government had no right to terminate such use. In 1993 and 1997, the Government granted the Company a formal lease of the land on which its railway stations, depots, other civil works, plant and other equipment are situated for the period up to June 30, 2047. In 2000, these leases were extended to June 29, 2050. In addition, the Company has the right to use certain other properties under private treaty grants and short-term leases, which it expects to be able to extend to 2050 under the terms of the Joint Declaration. The Company also has the right to operate the railway part of the Eastern Harbour Crossing until 2008 in return for payment by the Company to the Eastern Harbour Crossing Company Limited of an aggregate of HK$2,600 million, payable in fixed semi-annual installments of varying amounts through 2007. Pursuant to a letter dated July 14, 2000 from the Secretary for Planning and Lands (now known as the Secretary for Housing, Planning and Lands) to the Company, the Government has agreed that the land supporting the railway element of the Eastern Harbour Crossing will be leased to the Company thereafter at a nominal premium. In addition, the Company and the Secretary for the Treasury (now known as the Secretary for Financial Services and the Treasury) for and on behalf of the Government entered into an agreement on June 30, 2000, in respect of the vesting in the Company of certain assets comprised in the Eastern Harbour Crossing by the Government in 2008 for nominal consideration. Under this agreement, the Company agreed to indemnify the Government for certain amounts which are expected to be nominal.

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

Each year, the Company looks for ways to reduce the consumption of electricity. The Company’s traction energy consumption measured in kilowatt hours per kilometer has decreased by 1.6% in 2002 compared to 2001, and has decreased further by 3.3% in 2003, despite an increase in electricity consumption due to the opening of the Tseung Kwan O Line in August 2002.

The Company has also continued to focus on noise reduction during the construction and operation of its railways. Highlights of the Company’s noise reduction program include the removal of a further 32 track joints in 2003.

In 2002, eight additional new water treatment plants and pipeline diversions were completed under the Company’s water drainage and effluent treatment program to reduce the impact on the water quality in Hong Kong. In 2003, all the water drainage diversion and new water treatment plant installations were completed.

In addition to infrastructure improvement, the Company continued to promote recycling throughout its operations. In 2003, 1,204 tons of scrap metal, 449 tons of waste paper and 100% of spent oil were recycled, the latter resulting in a recovery of 15,800 liters of oil.

To protect the ozone layer, the Company has replaced 10 chillers of its air conditioning systems in stations using chlorofluorocarbon (“CFC”) refrigerants in 2003 with new chillers using non-CFC refrigerant. The replacement process with respect to the remaining chillers will continue in 2004.

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

The Company’s results of operations are generally affected by, among other factors, patronage, fare levels, competition, the state of the Hong Kong economy, consumer preferences among transportation modes and frequency of travel and demographic trends. The Airport Express Line’s contribution to fare revenue is principally driven by tourist arrivals and departures. Since 1998, the economic downturn in Hong Kong and competition from bus and other transport operators have resulted in a decrease in passenger patronage. In 2001, patronage decreased again primarily as a result of deteriorating economic conditions in Hong Kong, competition from other modes of transportation and population migration from urban areas to the New Territories, which are not served by the MTR. Despite the decline in passenger patronage, total fare revenue in 2001 increased as compared to 2000. This was primarily a result of the average fare for passengers on the Airport Express Line increasing from HK$53.1 to HK$62.5 after removal of the 10% fare discount in July 2001, as well as an increase in the average MTR Lines fare from HK$6.73 in 2000 to HK$6.81 in 2001 due to the full year effect of the additional HK$0.10 collected by the Company per journey by each passenger using an Octopus card. In 2002, despite a decrease in patronage on the Airport Express Line, the Company’s overall patronage increased by 2.5% to 786 million passengers. This increase was primarily due to the opening of the Tseung Kwan O Line. The continued decrease in patronage on the Airport Express Line was primarily due to the elimination of the 10% fare discount in July 2001. In addition, overall air passenger traffic continued to be affected by the weak economic environment. Fare revenues for the MTR Lines increased only marginally in 2002 as compared to 2001, primarily due to promotional offers, while fare revenues for the Airport Express Line declined by 2.0% to HK$553 million as a result of a decline in passenger patronage.

In 2003, the Company’s overall patronage decreased by 1.1% to 777 million passengers, primarily due to the outbreak of SARS in early 2003. The SARS outbreak severely decreased economic activity and adversely affected economic growth in Hong Kong by, among other things, disrupting consumer spending and adversely affecting tourist arrivals. In particular, patronage on the MTR Lines during the SARS outbreak was lower despite the additional patronage attributable to the Tseung Kwan O Line and patronage on the Airport Express Line during the SARS outbreak was significantly lower compared to the corresponding period in 2002.

In the second half of 2003, patronage on both the MTR Lines and Airport Express Line recovered substantially to the levels prior to the SARS outbreak. In particular, after reaching a low of 1.8 million in April 2003, average weekday patronage on the MTR Lines recovered to over 2.1 million in June 2003 and over 2.4 million in December 2003. Moreover, average Airport Express Line daily patronage, after reaching a low of 9,200 in May 2003, increased to 12,700 in June 2003 and 22,200 in December 2003. Patronage on the Airport Express Line, however, continued to be adversely affected by the reduced air passenger traffic resulting from the weak economic environment. In addition, the average fare for passengers on the MTR Lines decreased by 1.2% to HK$6.57 in 2003 from HK$6.65 in 2002, and the average fare for passengers on the Airport Express Line decreased by 5.1% to HK$62.07 in 2003 from HK$65.43 in 2002. The decrease in average fares on the MTR Lines was primarily due to fare promotions and concessions. The decrease in average fares on the Airport Express Line was primarily due to a higher proportional usage of the Airport Express Line by airport workers who benefit from fare concessions together with a significant decrease in tourist arrivals as a result of the SARS outbreak As a result, fare revenues for the MTR Lines decreased by 2% to HK$5,064 million in 2003 from HK$5,167 million in 2002, while fare revenues for the Airport Express Line decreased by 23% to HK$425 million from HK$553 million in 2002.

The Company aims to increase fare revenue by using differential pricing by passenger type and journey duration and by keeping fare increases roughly in line with the rate of inflation. The Company also supplements its fare revenue with other sources of revenue, such as advertising and kiosk rentals in MTR stations, property development and property ownership and management, consultancy services, as well as fees from telecommunications coverage in the railway system and consulting services. The Company controls costs through the adoption of measures designed to, among other things, increase employee productivity and improve asset efficiency.

Substantially all of the Company’s depreciation charges are attributable to its railway operations. As a result, following the implementation of new railway projects, the Company’s operating profit from railway and related operations after depreciation and the operating margin from railway and related operations are typically adversely affected by the significantly higher depreciation charges. In addition, the Company’s net results are typically affected by the significant amount of interest and finance charges on its indebtedness arising from the financing of such railway projects. The implementation of new railway projects involves substantial capital expenditure and requires long periods of time to generate the necessary returns. The Company’s interest and finance charges and depreciation charges have increased significantly as a result of the commencement of operations of the Tung Chung and Airport Express Lines in 1998 and the commencement of operations of the Tseung Kwan O Line in August 2002.

Between 1999 and 2003, the total number of passengers carried on MTR Lines decreased by approximately 1.2% to 770 million from 779 million, primarily due to increased competition from bus operators and the economic downturn in Hong Kong as well as the outbreak of SARS in early 2003. The total number of passengers on the Airport Express Line decreased from 9.0 million in 2001 to 8.5 million in 2002, primarily as a result of the elimination of the 10% fare discount and the reduced overall air passenger traffic that continued to be affected by the weak economic environment. The total number of passengers on the Airport Express Line decreased further from 8.5 million in 2002 to 6.8 million in 2003, primarily as a result of the decrease in airport traffic that resulted from the SARS outbreak and the weak economic environment.

Operating profit from railway and related operations (before depreciation) decreased from HK$4,053 million in 2001 to HK$4,014 million in 2002. This decrease was primarily due to a write-off in the amount of HK$218 million on project study costs and deferred expenditure for the Shatin to Central Link and the North Island Link together with its related improvement works, which was partially offset by an increase in revenue from the property ownership and management and the station commercial and other revenue and the reduction in staff costs. As a result, the Company’s operating margin from railway and related operations (operating profit from railway and related operations before depreciation divided by revenue) decreased to 52.2% in 2002 from 53.4% in 2001. Operating profit from railway and related operations (before depreciation) decreased from HK$4,014 million in 2002 to HK$3,747 million in 2003. This decrease was primarily due to: (i) lower fare revenues, (ii) an increase in expenses relating to the first full year of operations of the Tseung Kwan O Line, (iii) an increase in consultancy service expenses included in station commercial and other businesses and (iv) an increase in other expenses, which was partially offset by lower write-off for project study and deferred expenditure as compared to 2002, as well as lower operational rent and rates. As a result, the Company’s operating margin from railway and related operations (operating profit from railway and related operations before depreciation divided by revenue) decreased further to 49.3% in 2003 from 52.2% in 2002.

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

The Company’s principal railway operating costs are depreciation costs, staff costs, energy and utilities costs and repair and maintenance costs, which accounted for approximately 44%, 32%, 11% and 8%, respectively, of total railway operating costs in 2003. In addition, the Company’s rapidly expanding consultancy service activities have resulted in significant increases in expenses relating to station commercial and other businesses, which totaled HK$351 million and accounted for approximately 6.0% of total railway operating costs in 2003. The Company’s staff costs are influenced by inflation, labor productivity, the relative supply and demand for labor in Hong Kong and other factors. Energy costs are influenced by car miles operated, asset efficiency, market prices for coal, electricity tariffs and other factors.

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

On June 25, 2002, the Government awarded the proposed Shatin to Central Link railway project to KCRC. The Shatin to Central Link is expected to be completed in 2011. Subject to a possible merger with KCRC, upon completion of the Shatin to Central Link, operation of the Shatin to Central Link by KCRC is expected to result in a decrease in the Company’s revenues and may have a material adverse effect on the Company’s results of operation. See Item 3, “Key Information — Risk Factors — Risks relating to the Company and its business”.

The following table sets forth the Group’s operating profit from railway and related operations before depreciation and operating profit after depreciation but before interest and finance charges for the periods indicated.

	Year Ended December 31,
	2001			2002(1)			2003(2)			2003(2)
	(in millions, except percentages)
Operating profit from railway and related operations before depreciation(3)
Railway(4)	HK$	2,545	62.8%	HK$	2,400	59.8%	HK$	2,191	58.5%	US$	282
Station commercial and other revenue		776	19.1%		794	19.8%		766	20.4%		99
Rental and management income		732	18.1%		820	20.4%		790	21.1%		102

	HK$	4,053	100.0%	HK$	4,014	100.0%	HK$	3,747	100.0%	US$	483

Operating profit/(loss) after depreciation and before interest and finance charges(5)
Railway(4)	HK$	466	9.1%	HK$	37	0.7%	HK$	(98)	(1.5)%	US$	(13)
Station commercial and other revenue		679	13.3%		688	13.0%		657	9.8%		85
Rental and management income		730	14.2%		819	15.4%		786	11.7%		101
Property development		3,248	63.4%		3,755	70.9%		5,369	80.0%		692

	HK$	5,123	100.0%	HK$	5,299	100.0%	HK$	6,714	100.0%	US$	865

(1)	Includes operating profit and depreciation from the Tseung Kwan O Line since August 18, 2002.

(2)	Includes full year operating profit and depreciation from the Tseung Kwan O Line.
(3)	Depreciation was HK$2,178 million in 2001, HK$2,470 million in 2002 and HK$2,402 million in 2003.
(4)	Includes unallocated corporate expenses.
(5)	Interest and finance charges were HK$874 million in 2001, HK$1,125 million in 2002 and HK$1,539 million in 2003.

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

Pensions Costs

The determination of the Company’s obligation and expense for the defined benefit element of the Company’s retirement scheme is dependent on certain assumptions and factors. These include assumptions about the discount rate, rate of future compensation increases, long-term expected return on plan assets and the actuarial valuation methodology adopted. See Note 37 of Notes to the Financial Statements. In addition, the Company’s actuarial consultants also use factors to estimate items such as expected rates of mortality, turnover and retirement age. The assumptions and factors used by the Company may differ materially from actual results due to changing market and economic conditions, earlier or later retirement ages or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension obligation or expense recorded by the Company.

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

Operating Results

The financial statements included in this Annual Report on Form 20-F for the years ended December 31, 2001, 2002 and 2003 and as of December 31, 2002 and 2003 include the results of the Company and its subsidiaries (the “Group”).

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenue decreased by 1.2% to HK$7,594 million (US$978 million) in 2003 from HK$7,686 million in 2002. This decrease was primarily due to a decrease in fare revenue on both the MTR Lines and Airport Express Line, which was partially offset by an increase in station commercial and other revenue.

Total fare revenue decreased by 4.0% to HK$5,489 million (US$707 million) in 2003 from HK$5,720 million in 2002. In particular, fare revenue for the MTR Lines decreased by 2.0% to HK$5,064 million in 2003 from HK$5,167 million in 2002, while fare revenue for the Airport Express Line decreased by 23.1% to HK$425 million from HK$553 million in 2002. These decreases were principally due to the adverse effect of the SARS outbreak on patronage on both the MTR Lines and the Airport Express Line in the first half of 2003. As a result, patronage on the MTR Lines decreased by 0.9% to 770 million passengers in 2003 from 777 million passengers in 2002, while patronage on the Airport Express Line decreased by 19.0% to 6.8 million passengers in 2003 from 8.5 million passengers in 2002. The decrease in fare revenue was also due to fare promotions and concessions on the MTR Lines, which resulted in average fares on the MTR Lines decreasing to HK$6.57 in 2003 from HK$6.65 in 2002. In addition, average fares on the Airport Express Line declined to HK$62.07 in 2003 from HK$65.43 in 2002, primarily due to a higher proportional usage of the Airport Express Line by airport workers who benefit from fare concessions and a significant decrease in tourist arrivals as a result of the SARS outbreak.

Station commercial and other revenue (which includes advertising, kiosk rental, telecommunication, consultancy and other income) increased by 14.1% to HK$1,117 million (US$144 million) in 2003 from HK$979 million in 2002. This increase was mainly due to an increase in external consultancy income, an increase in rental income from new kiosks at the Tseung Kwan O Line and an increase in income from telecommunication services, which was partially offset by a decline in advertising revenue due to the adverse impact of the SARS outbreak.

Rental and management income increased by 0.1% to HK$988 million (US$127 million) in 2003 from HK$987 million in 2002. This marginal increase was primarily due to an increase in revenue from property management resulting from an expansion of the managed portfolio, which was largely offset by the temporary rental concessions that the Company granted to certain tenants to mitigate the adverse effects of the SARS outbreak.

Total operating expenses increased by 4.8% to HK$3,847 million (US$495 million) in 2003, from HK$3,672 million in 2002, primarily resulting from the first full year of operations of the Tseung Kwan O Line, which commenced operations on August 18, 2002. In addition, expenses relating to station commercial and other businesses, which include consultancy service expenses, increased by 89.7% due to significant increases in consultancy activities. Other expenses increased by 78%, after the inclusion of a non-recurring HK$69 million (US$9 million) deficit on revaluation of self-occupied properties. However, these increases were partially offset by a 77.5% decrease in expenses related to write-offs for project study and deferred expenditures, a 75.9% decrease in operational rent and rates due to rate refunds and a 10.1% decrease in costs relating to railway support services.

As a result of the foregoing, operating profit from railway and related operations before depreciation decreased by 6.7% to HK$3,747 million (US$483 million) in 2003 from HK$4,014 million in 2002. The operating margin from railway and related operations (operating profit from railway and related operations before depreciation divided by revenue) decreased to 49.3% in 2003 from 52.2% in 2002.

The Group recognized property development profits of HK$5,369 million (US$692 million) in 2003 compared to HK$3,755 million in 2002. These profits were primarily attributable to profits recognized from sharing in kind resulting from the issuance of the completion certificate with respect to Two International Finance Centre on July 15, 2003, which led to the recognition of a net profit of approximately HK$3,000 million, as well as profits recognized from deferred income in line with the construction and sales progress on property developments along the Airport Railway. As a general matter, construction and sales progress for property developments may be affected by, among other factors, the prevailing conditions in the Hong Kong property market and the timing and schedule for completion of property development projects.

As a result of the foregoing, total operating profit before depreciation increased by 17.3% to HK$9,116 million (US$1,174 million) in 2003 from HK$7,769 million in 2002.

Depreciation decreased by 2.8% to HK$2,402 million (US$309 million) in 2003 from HK$2,470 million in 2002. This decrease was primarily due to reduced depreciation charges with respect to certain assets, particularly locomotives, station architectural finishes and power supply systems, the useful lives of which had been extended in the Company’s periodic review of the estimated useful life of its assets conducted in 2003, which more than offset the full year effect of depreciation charges relating to the Tseung Kwan O Line. See Note 7 of the Notes to the Financial Statements.

As a result of the foregoing, total operating profit after depreciation and before interest and finance charges increased by 26.7% to HK$6,714 million (US$865 million) in 2003 compared to HK$5,299 million in 2002.

Interest and finance charges (net of interest income) increased by 36.8% to HK$1,539 million (US$198 million) in 2003 from HK$1,125 million in 2002. This increase was primarily due to the discontinuation of capitalization of interest with respect to the Tseung Kwan O Line after it commenced operations in August 2002 and a decrease in interest income, which was partially offset by lower interest rates in 2003, which reduced the average cost of borrowing, as well as lower levels of borrowing related to railway operations. The average interest rate paid on borrowing decreased to 5.1% in 2003 from 5.4% in 2002.

Following the adoption of the revised accounting standard on income taxes on January 1, 2003, the Company recognized HK$748 million (US$96 million) of income tax in 2003, compared to HK$634 million (as restated) in 2002, most of which was a recognition of deferred tax expenses not required under the previous accounting standard on income taxes. Accordingly, the adoption of the revised accounting standard on income taxes has reduced the Group’s net profit for 2003 and prior years. Of the total amount of deferred tax expenses recognized in 2003, HK$300 million was due to an increase in the applicable profits tax rate to 17.5% from 16% on the cumulative deferred tax liabilities brought forward following the announcement of the increase in profits tax rates in the Government’s budget in March 2003. See Note 12 of the Notes to the Financial Statements.

No provision for current Hong Kong profits tax has been made, as the Company and its subsidiaries either had substantial accumulated tax losses brought forward which are available for set off against current year’s assessable profits or have sustained tax losses as of year end. As of December 31, 2003, the Company had substantial accumulated tax losses carried forward totaling approximately HK$27 billion (US$3 billion) available for set-off against future assessable profits.

As a result of the foregoing and after including the Group’s share of Octopus Cards Limited’s earnings of HK$23 million (US$3 million), the Group had a profit attributable to shareholders of HK$4,450 million (US$573 million) in 2003, compared to HK$3,579 million (as restated) in 2002.

The Company paid an interim dividend of HK$734 million (US$95 million), or HK$0.14 per share, on October 29, 2003. A final dividend for 2003 of HK$1,481 million (US$191 million), or HK$0.28 per share, was approved by the Company’s shareholders at the annual general meeting on June 3, 2004. Both the interim dividend and the final dividend include a scrip alternative for shareholders with Hong Kong addresses, which allows such shareholders to receive all or a portion of their dividend in shares as opposed to cash. The Government has undertaken to elect to receive its entitlement in scrip form in such an amount as to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash. Furthermore, in order for the Company to achieve an appropriate commercial rate of return on the Disneyland Resort Line, the Government has agreed to provide assistance to the Company through the waiver by The Financial Secretary Incorporated of its entitlement to cash dividends totaling HK$798 million at net present value as of December 31, 2001 starting from the financial year 2002 onwards. Pursuant to this financing arrangement under the Penny’s Bay Rail Link Project Agreement (now known as the Disneyland Resort Line), the Government waived a total of HK$675 million cash dividend declared and payable by the Company to the Government in respect of 2003. See Item 4, “Information on the Company — History and Development of the Company — Capital Expenditures and Divestitures — Disneyland Resort Line”.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenue increased by 1.2% to HK$7,686 million in 2002 from HK$7,592 million in 2001. This increase was primarily due to an increase of station commercial and other revenue and an increase of rental and management income, which was partially offset by a decrease in total fare revenue.

Total fare revenue decreased by 0.1% to HK$5,720 million in 2002 from HK$5,728 million in 2001. This decrease was principally a result of a decrease in fare revenue from the Airport Express Line, which was partially offset by an increase in fare revenue from the MTR Lines. The increase in fare revenue from the MTR Lines was primarily due to the commencement of operations of the Tseung Kwan O Line in August 2002, which more than offset the negative effects on patronage arising from deteriorating economic conditions in Hong Kong, competition from other modes of transportation and population migration from urban areas to the New Territories. The decrease in fare revenue from the Airport Express Line was primarily due to the elimination of the 10% fare discount. In addition, overall air passenger traffic continued to be affected by the tragic events of September 11, 2001 in the United States and sustained weak economic conditions in Hong Kong.

Station commercial and other revenue (which includes advertising, kiosk rental, telecommunication, consultancy and other income) increased by 0.6% to HK$979 million in 2002 from HK$973 million in 2001. This increase was mainly due to an increase in revenue from railway consultancy services, an increase in station commercial revenues as floor space increased following the opening of the Tseung Kwan O Line, the completion of the renovations to increase the range and quality of retail outlets at Central and Kowloon Bay stations and an increase in revenue from the provision of telecommunication services within the MTR network, which together more than offset a decrease in revenue from advertising.

Rental and management income rose by 10.8% to HK$987 million in 2002 from HK$891 million in 2001, primarily as a result of higher rental income due to renovations at Telford Boulevard and Paradise Mall and the performance of the Company’s shopping centers, which maintained a 100% occupancy rate, and an increase in management income from newly completed Airport Railway properties.

Total operating expenses increased by 3.8% to HK$3,672 million in 2002 from HK$3,539 million in 2001. This resulted principally from the recognition in 2002 of a non-recurring write-off in the amount of HK$218 million relating to project study costs and deferred expenditures for the Shatin to Central Link and the North Island Link together with its related improvement works, which was partially offset by a 19.1% decrease in expenses relating to railway support services, a 6.1% decrease in expenses relating to station commercial and other business and a 4.1% decrease in staff costs and related expenses.

As a result of the foregoing, operating profit from railway and related operations before depreciation decreased by 1.0% to HK$4,014 million in 2002 from HK$4,053 million in 2001. The operating margin from railway and related operations (operating profit from railway and related operations before depreciation divided by revenue) decreased to 52.2% in 2002 from 53.4% in 2001.

The Group recognized property development profits of HK$3,755 million in 2002 compared to HK$3,248 million in 2001. These profits were primarily attributable to the profit recognition of deferred income and sharing of profits and assets in kind in respect of certain Airport Railway developments in line with the progress of construction and pre-sales of the relevant development projects.

As a result of the foregoing, total operating profit before depreciation increased by 6.4% to HK$7,769 million in 2002 from HK$7,301 million in 2001.

Depreciation increased by 13.4% to HK$2,470 million in 2002 from HK$2,178 million in 2001. This increase was primarily a result of the commencement of operations of the Tseung Kwan O Line in August 2002. Substantially all of the depreciation charges were attributable to the Group’s railway operations.

As a result of the foregoing, total operating profit after depreciation and before interest and finance charges increased by 3.4% to HK$5,299 million in 2002 compared to HK$5,123 million in 2001.

Interest and finance charges (net of interest income) increased by 28.7% to HK$1,125 million in 2002 from HK$874 million in 2001. This increase was primarily due to the discontinuation of capitalization of interest with respect to the TKE upon its completion, which was partially offset by an increase in interest income and lower interest rates in 2002, which reduced the average cost of borrowing, as well as lower levels of borrowings related to railway operations. The average interest rate paid on borrowing decreased to 5.4% in 2002 from 6.6% in 2001.

Following the adoption of the revised accounting standard on income taxes on January 1, 2003, the Company recognized HK$634 million (as restated) of income tax in 2002 retrospectively, most of which was the recognition of deferred income tax expenses. See Note 12 of the Notes to the Financial Statements.

No provision for current Hong Kong profits tax has been made, as the Company and its subsidiaries either had substantial accumulated tax losses brought forward which are available for set off against current year’s assessable profits or have sustained tax losses as of year end. As of December 31, 2002, the Company had substantial accumulated tax losses carried forward totaling approximately HK$27 billion available for set-off against future assessable profits.

As a result of the foregoing and after including the Group’s share of Octopus Cards Limited’s earnings of HK$39 million, the Group had a profit attributable to shareholders of HK$3,579 million (as restated) in 2002, compared to HK$4,278 million in 2001.

The Company paid an interim dividend of HK$717 million, or HK$0.14 per share, on October 29, 2002. A final dividend for 2002 of HK$1,444 million, or HK$0.28 per share, was approved by the Company’s shareholders at the annual general meeting on May 15, 2003. Both the interim dividend and proposed final dividend for 2002 include a scrip alternative for shareholders with Hong Kong addresses, which allows such shareholders to receive all or a portion of their dividend in shares as opposed to cash. Pursuant to the financing arrangement under the Penny’s Bay Rail Link Project Agreement (now known as the Disneyland Resort Line), the Government waived the HK$219 million cash dividend declared and payable by the Company to the Government in respect of 2002. See Item 4, “Information on the Company — History and Development of the Company — Capital Expenditures and Divestitures — Disneyland Resort Line”.

Inflation and Fares

From 1995 until 1998, the Company increased its scheduled fares roughly in line with inflation. The average annual fare increase from 1979, when the MTR became operational, until the end of 2003 has been 5.6%, which is approximately equal to the average annual increase in the Consumer Price Index (A) for the same period but lower than the average Hong Kong payroll index increase of 10.1% for the same period. In light of the unfavorable economic conditions prevailing in Hong Kong during 1998, the Company decided to forgo a fare increase for the Kwun Tong, Tsuen Wan and Island Lines. Due to the continued economic downturn and the general deflationary environment in Hong Kong, the Company maintained the same general fare throughout 1999, 2000, 2001, 2002 and 2003 for the MTR Lines. In addition, 30% discounted fares for the Airport Express Line were maintained throughout 1999 and the first half of 2000. Such 30% discount was adjusted to 10% on July 3, 2000 and discontinued entirely on July 1, 2001. The Company also decided to collect HK$0.10 per journey by each passenger using an Octopus card on the MTR commencing July 3, 2000 to contribute towards a portion of the costs of installing platform screen doors in 30 underground stations on the Kwun Tong, Tsuen Wan and Island

Lines. Due to the continued poor economic environment in Hong Kong, the Company decided not to implement the 2.3% fare increase, initially planned for April 2002. The Company did not increase fares in 2003. See Item 4, “Information on the Company — Business Overview — Railway Operations — Fares”.

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

Capital Requirements

As of December 31, 2003, the Group had an aggregate of approximately HK$1.9 billion (US$0.2 billion) in outstanding contracted commitments for capital expenditures relating to the operations of the current MTR network and the construction of the Disneyland Resort Line and the Tung Chung Cable Car project. See “— Capital Resources”, Item 4, “Information on the Company — History and Development of the Company — Capital Expenditures and Divestitures” and Item 4, “Information on the Company — Business Overview — Capital Expenditures”.

On July 24, 2002, the Company entered into a project agreement with the Government relating to the financing, design, construction, operation and maintenance of the Disneyland Resort Line (previously named the Penny’s Bay Rail Link). When completed, the Disneyland Resort Line will provide a rail-shuttle service between the Tung Chung Line at Sunny Bay (previously named Yam O) and the new Hong Kong Disneyland theme park, which is expected to open in 2005 or early 2006. The project involves approximately 2.17 new route miles and two new stations and is expected to be completed by July 1, 2005 at an estimated cost of approximately HK$2 billion.

The Government has previously acknowledged that the Company will require an appropriate commercial rate of return on its investment in any new railway project, which the Government has previously recognized would ordinarily be between 1% and 3% above the estimated weighted average cost of capital of the Company, and that financial and other support from the Government may be required with respect to any new railway project. In order to provide assistance in respect of the Disneyland Resort Line project, the Government agreed to ensure that any claim for or entitlement to (as against the Company) such amount of dividends representing the Government’s beneficial entitlement to cash dividends in respect of the financial year ended December 31, 2002 and thereafter as is equivalent to the “funding gap” will be waived as against the Company. For this purpose, the “funding gap” means a net present value amount (as at the end of 2001) of HK$798 million, calculated using a discount rate of 11.25% (being the expected rate of return on the project), as more particularly defined in the project agreement for the Penny’s Bay Rail Link (now known as the Disneyland Resort Line). Together with the Government’s assistance, the rate of return on the Disneyland Resort Line project is expected to be approximately 11.25% per annum. The Government has waived HK$219 million and HK$675 million of its entitlement to cash dividends declared and payable by the Company to the Government in 2002 and 2003, respectively.

As of December 31, 2003, the Company had awarded all of the civil engineering and electrical and mechanical contracts for the Disneyland Resort Line project. Rather than purchase new rolling stock for the line, the Company has decided to pursue the more cost-effective route of converting existing trains. Work on the Disneyland Resort Line made substantial progress in 2003. Throughout 2003, all major civil and electrical and mechanical contracts were either generally on or ahead of schedule for both the line itself and the two stations, one at the Disneyland theme park and one at Yam O in North West Lantau, the interchange for the Tung Chung Line. The Company expects to complete this project and open it for service by July 2005 and within the original budget estimate of HK$2 billion. The Company had cumulative expenditures of HK$285 million as of December 31, 2002 and HK$883 million as of December 31, 2003 on this project, and had authorized outstanding commitments on contracts related to this project totaling HK$446 million as of December 31, 2003. After taking into account the waiver by the Government of HK$219 million and HK$675 million of its entitlement to cash dividends declared and payable by the Company to the Government in 2002 and 2003, respectively, the net balance of the railway construction in progress relating to this project was zero as of December 31, 2003.

In July 2002, the Government awarded to the Company, on a provisional basis, a 30-year franchise to construct and operate a cable car system to link Tung Chung with Ngong Ping, site of the Po Lin Monastery and the statue of Buddha. The approximately 17 minute cable car ride will rise 400 meters above sea level and offer views over Tung Chung Valley, the Hong Kong International Airport and out to sea as far as the Macau Special Administrative Region. The Tung Chung Cable Car project is budgeted to cost HK$950 million and is expected to commence operations in early 2006. In addition, the total costs of works ancillary to the Tung Chung Cable Car project to be performed by the Company on behalf of the Government under entrustment agreements are approximately HK$100 million and will be funded by the Government. Following the enactment of the Tung Chung Cable Car Ordinance in June 2003, the Company entered an intensive period of consultation with the Government and other stakeholders. On November 19, 2003, the Company entered into a formal project agreement with the Government to develop, on a build, operate and transfer basis, the Tung Chung Cable Car system together with a theme village at Ngong Ping under a franchise granted by the Government for a period of 30 years commencing on December 24, 2003. In November, 2003, the Government signed the entrustment agreements for related works at Ngong Ping that include a landscaped piazza and a public transport interchange, together with a private treaty grant for a period of 30 years for a theme village adjacent to the Ngong Ping terminal. The environmental permits for the cable car and the stream diversion were also granted in November 2003 and subsequently the contract for the building and civil engineering works was awarded. Construction commenced in December 2003. The Company had cumulative expenditures of HK$17 million as of December 31, 2002 and HK$137 million as of December 31, 2003 on this project, which was regarded as deferred expenditure in the consolidated balance sheet, and had authorized outstanding commitments on contracts related to this project totaling HK$495 million as of December 31, 2003.

On January 21, 2003, the Government requested the Company to proceed with the planning on the first phase of the West Island Line and the South Island Line. The Company commenced a feasibility study of this project in mid-2003 and submitted a project proposal to the Government at the end of March 2004. The project proposal seeks to achieve a better integration of the West Island Line and the South Island Line with the existing network. Pursuant to the project proposal, the Island Line will be extended from Sheung Wan to a new interchange station at Sai Ying Pun with the West Island Line, which will run via 5 intermediate stations (University, Kennedy Town, Cyberport, Wah Fu and Aberdeen) to another interchange station with the South Island Line at Wong Chuk Hang. The proposed South Island Line will run from South Horizons on Ap Lei Chau via Lei Tung to Wong Chuk Hang, then through Ocean Park with a potential station at Happy Valley to interchange stations with the Island Line at Wan Chai and Admiralty.

The maximum aggregate cost for both the West Island Line and South Island Line is estimated to be approximately HK$16.5 billion at December 2003 prices. The commercial feasibility of this project will require direct funding support from the Government in an amount of approximately HK$7.2 billion. Subject to reaching an agreement with the Government in 2004, the Company intends to commence construction in 2005 and to commence operation of both the West Island Line and the South Island Line in 2009/2010.

In February 2004, the Company submitted a proposal for an extension of the Kwun Tong Line from Yau Ma Tei Station to Whampoa, as requested by the Government in November 2003.

On January 15, 2004, the Company and the Shenzhen Municipal People’s Government entered into an agreement in principle in relation to the construction of Phase 2 of Line 4 of the proposed Shenzhen metro system and the operation of Line 4 for a term of 30 years. This agreement sets out the principles upon which the Company and the Shenzhen Municipal People’s Government will negotiate an authorized operating agreement, which is subject to approval by the National Development and Reform Commission of the PRC. The entire Line 4 is expected to be operational by the end of 2008. The total investment for this project is expected to be approximately Renminbi 6 billion (equivalent to HK$5.6 billion at an assumed exchange rate of HK$0.938 to Renminbi 1.00 as of December 31, 2003) with the most significant capital expenditures expected to be incurred after 2005. Approximately 40% of the total project investment will be funded through an equity investment by the Company in the project company, which will have a registered capital of approximately Renminbi 2.4 billion (equivalent to HK$2.3 billion at an assumed exchange rate of HK$0.938 to Renminbi 1.00 as of December 31, 2003), and the balance of the project costs is expected to be funded through non-recourse project financing in Renminbi.

On April 19, 2004, the Company, and two entities wholly owned by the Beijing Municipal People’s Government, Beijing Infrastructure Investment Co. Ltd. and Beijing Capital Group, entered into a memorandum of understanding in relation to the formation of a joint venture in the form of a public-private partnership for the construction and operation of the proposed Beijing Metro Line 4. The Beijing Metro Line 4 is expected to open for services before the 2008 Olympic Games commence. The total investment for the Beijing Metro Line 4 project is expected to be about Renminbi 16 billion (equivalent to HK$15 billion at an assumed exchange rate of HK$0.938 to Renminbi 1.00 as of December 31, 2003). Under the contemplated public-private partnership structure, subject to further assessment of the project and negotiation of the terms of the final agreement, the Company’s share of the investment in the project is expected not to exceed Renminbi 2.4 billion (equivalent to HK$2.3 billion at an assumed exchange rate of HK$0.938 to Renminbi 1.00 as of December 31, 2003).

Taking into account the Disneyland Resort Line and Tung Chung Cable Car projects, the Company’s capital expenditure program for the three years between 2004 and 2006 is estimated to total HK$7.4 billion.

The Group has entered into certain forward foreign exchange contracts with respect to the majority of foreign currency obligations under past and currently outstanding construction contracts, and expects to enter into additional forward foreign exchange contracts with respect to such obligations on future construction contracts if such contracts are available on commercially reasonable terms.

The Group’s outstanding indebtedness, as of December 31, 2003, was HK$32,025 million (US$4,125 million). For the year ended December 31, 2003, the Group’s principal repayments of outstanding indebtedness amounted to approximately HK$8,906 million (US$1,147 million). Principal repayment obligations with respect to indebtedness outstanding as of December 31, 2003 in each year through 2007 and thereafter are set forth below:

	2004		2005		2006		2007		Thereafter
	(in millions)
Principal repayment obligations as of December 31, 2003	HK$	4,815	HK$	4,512	HK$	5,654	HK$	214	HK$	16,830

Capital Resources

In order to meet the Group’s future capital requirements, including those for which outstanding commitments have been made, the Group expects to rely principally upon funds provided by operations, profits from property developments and debt financing.

Operations. The Group expects to obtain a portion of its capital requirements from funds provided by operations. In 2003, operating profit after depreciation (including property development profits) before interest and finance charges were HK$6,714 million. The amount of funds provided by operations in the future will depend upon the Group’s operating profit before depreciation and changes in the major components of working capital, including debtors, creditors, accrued expenses and provisions and losses on asset dispositions. See “— Overview”.

Property Developments. The Group may obtain a portion of its capital requirements from funds provided by its property development activities, including upfront payments from property developers and profit distributions from the sale of developed properties. The amount of funds provided by its property development activities will be heavily dependent upon the prevailing conditions in the Hong Kong property market and the timing and schedule for the completion of property development projects. Property development profits recognized in 2003 totaled HK$5,369 million. These profits were primarily attributable to profits recognized from sharing in kind in respect of Two International Finance Centre and the Phase Two of the Sorrento development at Union Square, as well as profits recognized from deferred income in line with the construction and sales progress on property developments along the Airport Railway.

Debt Financing. The Group also expects to fund a portion of its capital requirements through debt financing. The amount of indebtedness that the Group will incur will depend upon the actual cost of its capital programs, the results of its existing operations, factors affecting its interest expense, initiation of new capital investment programs and other factors. In view of the anticipated debt financings by the Group in connection with the Disneyland Resort Line, the Tung Chung Cable Car new projects, including part of the equity investment in the Shenzhen Line 4, and capital expenditures for the existing MTR system, the Group may incur certain indebtedness in advance of when proceeds will be required, in order to facilitate a more orderly and cost effective capital raising program. The Group would use the proceeds of any such indebtedness to purchase investments which would be liquidated as funds are required. Such investments would be substantially limited to short-term bank deposits, high quality corporate instruments and government debt instruments, primarily denominated in Hong Kong Dollars.

As part of its financing program, the Group raised approximately HK$3.1 billion in 2003 through a series of long-term notes issued under its debt issuance program, comprising HK$150 million notes with a coupon rate of 4.106%, which will mature in 2010, HK$102 million notes with zero coupon rate, which will mature in 2012, notes equivalent to approximately HK$2,130 million with coupon rates ranging from 4.5% to 5.25%, which will mature in 2013, and HK$750 million notes with coupon rates ranging from 4.9% to 5.8%, which will mature in 2018.

In addition, the Group entered into a number of new loan facilities totaling HK$5.2 billion with maturities of 5 to 7 years during 2003 and first quarter of 2004.

The Group’s ability to raise funds through debt financings in the amounts required will depend upon its financial condition and results of operations, its credit rating, economic and political conditions, the liquidity of Hong Kong and international capital markets and other factors. An increase in interest rates or future adverse economic developments in Hong Kong could have an adverse effect on the Group’s borrowing costs, financial condition and results of operations.

Cross-Border Leasing Transaction. In March 2003, the Company and one of its subsidiaries entered into a cross-border lease out/lease back transaction (the “Leasing Transaction”) with certain institutional investors with respect to certain of its passengers cars with a total original cost of HK$2,562 million and a total net book value of HK$1,674 million as of March 31, 2003. Subject to certain events of default under the Leasing Transaction, the Group retains legal title to these assets, and there are no restrictions on the Group’s ability to utilize these assets in the operation of the railway business. As a result of the Leasing Transaction, the Group received total cash of approximately HK$3,688 million and committed to making long-term lease payments with an estimated net present value of approximately HK$3,533 million, which will be made from special-purpose accounts established by the Group. The resulting net cash amount of HK$141 million, after deducting relevant expenses incurred by the Group in connection with the Leasing Transaction, has been recorded as deferred income and is being amortized to the Group’s profit and loss account over the relevant lease terms. See Note 14G and Note 32 to the Financial Statements for further details.

Liquidity

The Group’s liquidity is dependent upon its results of operations as well as the factors discussed under “— Capital Requirements” and “— Capital Resources” above. In addition, the Group’s liquidity is subject to a variety of other factors, including those relating to interest rates and rates of currency exchange discussed below.

In 2003, the Group had interest and finance charges (net of interest income and amounts capitalized) of HK$1,539 million (US$198 million.) The increase of HK$414 million in 2003 was primarily attributable to the discontinuation of capitalization of interest with respect to the Tseung Kwan O Line after it commenced operations in August 2002 and a decrease in interest income, which was partially offset by lower interest rates in 2003, which reduced the average cost of borrowing, as well as lower levels of borrowing related to railway operations. The weighted average interest cost on outstanding indebtedness (excluding obligations under finance leases) for 2003 was 5.1%. As of December 31, 2003, HK$19,358 million (US$2,493 million), or 61%, of the Group’s outstanding debt (excluding obligations under finance leases) bore interest at fixed rates or bore interest at floating rates, but was covered by interest rate swap agreements which fixed the interest cost to the Group. The remaining HK$12,162 million (US$1,566 million), or 39%, of the Group’s outstanding debt (excluding obligations under finance leases) bore interest at floating rates.

All outstanding long-term debt is unsecured, with maturities ranging from 2004 to 2018, and a significant portion of such debt will mature in the years 2004, 2005, 2006, 2009 and 2010.

The following table sets forth the maturity of the Group’s notes, long-term and short term bank loans and bank overdrafts outstanding as of December 31, 2003:

	Notes		Long-term loans		Short-term loans and bank overdrafts
	(in millions)
During 2004	HK$	4,265	HK$	73	365
During 2005	HK$	4,318	HK$	73	—
During 2006	HK$	2,450	HK$	3,073	—
During 2007	HK$	—	HK$	73	—
During 2008 and thereafter	HK$	14,576	HK$	2,254	—

The following table sets forth information on the Group’s material contractually obligated payments for the periods indicated as of December 31, 2003:

	Payments Due by Period
Contractual Obligations	Total		Less than 1 Year		1-3 Years		4-5 Years		More than 5 Years
	(in millions)
Long-term debt	HK$	31,155	HK$	4,338	HK$	9,914	HK$	2,645	HK$	14,258
Financial lease obligations		505		112		252		141		—
Capital lease obligations(1)		3,698		2		2		49		3,645
Operating leases		7		6		1		—		—
Equipment or other purchase obligations		498		498		—		—		—
Construction works and assets under construction(2)		1,405		1,405		—		—		—

Total contractual cash obligations	HK$	37,268	HK$	6,361	HK$	10,169	HK$	2,835	HK$	17,903

(1)	Capital lease obligations represent all the lease payment commitments in respect of the lease-out and lease-back transaction which do not meet the definition of a liability and are not recognized as obligations on the balance sheet under Hong Kong GAAP. See Note 14(G) of Notes to the Financial Statements.
(2)	Settlement of construction works and assets under construction may exceed one year as payment of which is dependent on the actual progress of each contract.

The loan agreements, credit facilities and guaranty agreements for the obligations of our subsidiaries do not contain any financial covenants. In addition, any downgrade in our ratings will not trigger any events of default on our existing debt, although our cost of financing may increase as a result. Other covenants could be triggered if the Government ceases to own more than half in nominal value of our voting shares.

The Group anticipates that a portion of its future borrowings will bear interest at floating rates. Changes in prevailing market rates of interest may therefore affect the Group’s liquidity. As a result of borrowings to finance the Disneyland Resort Line, the Tung Chung Cable Car, as well as capital expenditures on the existing system and other capital requirements, the Group’s interest and finance charges will increase in the future. An increase in interest rates or higher volatility in currency exchange rates between the Hong Kong Dollar and other currencies may increase the Group’s borrowing costs and therefore adversely affect its results of operations. The Group will continue to monitor closely the interest rate environment and the foreign exchange market. The Group’s policy is to limit its exposure to interest rate and currency fluctuations through the use of fixed rate instruments, the swapping of foreign currency obligations into Hong Kong Dollars or US Dollars and the hedging of floating rate instruments at fixed rates. The amount of the Group’s interest and finance charges will depend upon, among other factors, the impact on market conditions of substantial borrowings by the Group and other Hong Kong entities.

Historically, the Group has borrowed in various capital markets and in various currencies, including Hong Kong Dollars, Japanese Yen, US Dollars, British Pounds Sterling, ECUs, Euros (and, prior to the introduction of the Euro, also Deutsche Marks and French Francs) and Swedish Kronor. The Group generally enters into currency swaps to swap into Hong Kong Dollars or US Dollars all non-Hong Kong Dollar borrowings, except for a portion of its US Dollar borrowings.

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

As of December 31, 2003, the Group had available undrawn committed and uncommitted credit facilities totaling HK$19,428 million (US$2,502 million), including a debt issuance program, bank loans and other credit facilities, of which undrawn committed facilities totaled HK$6,700 million (US$863 million). The Group believes that the funds available through these credit facilities, together with its available cash, cash to be generated from operations and the net proceeds from the issuance of US$600 million in bonds in January 2004 and a new loan facility in an amount of HK$500 million in the first quarter of 2004 will be sufficient to meet its projected financing needs up to the end of the third quarter of 2005.

Net cash inflow from operating activities was HK$3,837 million (US$494 million) in 2003, compared to HK$4,228 million in 2002 and HK$4,155 million in 2001. The decrease in 2003 compared to 2002 was primarily due to lower fare revenue and higher operating expenses, partially offset by higher station commercial and other revenue. The increase in 2002 compared to 2001 was primarily due to higher revenue from rental and management income, external consultancy services and higher property development profits, partially offset by higher operating expenses.

Net cash outflow from investing activities was HK$1,795 million (US$231 million) in 2003 compared to HK$2,354 million in 2002 and HK$5,728 million in 2001. The decrease in 2003 was mainly the result of a decrease in capital expenditures relating to the TKE and the purchase of assets and other capital projects and an increase of proceeds from properties sold, which was partially offset by a decrease in receipts from property developers and by a decrease in repayments to the Company under its staff housing loan scheme. The decrease in 2002 compared to 2001 was primarily due to a decrease in capital expenditures relating to the TKE and an increase in receipts from property developers.

Net cash outflow from financing was HK$3,362 million (US$433 million) in 2003 compared to net cash outflows of HK$356 million in 2002 and net cash inflows of HK$1,609 million in 2001. The increase in net cash outflow in 2003 compared to 2002 was primarily due to an increase in the repayment of loans, which was partially offset by an increase in the drawdown of loans and a decrease in dividends paid. The net cash outflow in 2002 compared to net cash inflow in 2001 was primarily due to reduced loan drawdowns, less repayments of outstanding loans and increased dividend payments.

As of December 31, 2003, the Group had no material off-balance sheet financing arrangements and no outstanding OTC commodity contracts. The Group has, however, employed derivative instruments, such as interest rate swaps and currency swaps, to manage interest rate and foreign exchange exposures. These instruments are used solely to reduce or eliminate the financial risks associated with liabilities and not for trading or speculation purposes. See Item 11, “Quantitative and Qualitative Disclosure about Market Risk”.

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

	For the Year Ended or as of December 31,
	2001		2002(1)		2003		2003
	(in millions)
Net income in accordance with:

Hong Kong GAAP	HK$	4,278	HK$	3,579	HK$	4,450	US$	573
US GAAP	HK$	4,468	HK$	3,261	HK$	1,369	US$	176
Shareholders’ equity in accordance with:

Hong Kong GAAP	HK$	53,893	HK$	53,574	HK$	57,292	US$	7,379
US GAAP	HK$	44,870	HK$	46,942	HK$	47,534	US$	6,122

(1)	With the adoption of revised SSAP 12, “Income Taxes”, issued by the Hong Kong Society of Accountants, which became effective on January 1, 2003, a restatement of the 2002 financial data was necessary. See Note 43A of Notes to the Financial Statements.

See Note 47 of Notes to the Financial Statements for a discussion of the significant differences between Hong Kong GAAP and US GAAP as they relate to the Group.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

General

The overall management of the Company’s business is vested in the Board of Directors (the “Board”). Pursuant to the Articles of Association of the Company (the “Articles”) and the Protocol adopted by the Board, the Board has delegated the day-to-day management of the Company’s business to the Executive Directorate. However, the Board has reserved to itself certain powers such as the approval of the Company’s financial statements, dividend policy, significant changes in accounting policy, its annual operating budget, certain material contracts, strategies for future growth, major financing arrangements and major investments, risk management strategy, treasury policies and fare structures.

The Board currently comprises 11 members, consisting of one executive and ten non-executive Directors, of which six are independent non-executive Directors. The Articles provide that the number of Directors constituting the Board shall not be less than two and there is no maximum number prescribed. The shareholders can change these requirements by passing an ordinary resolution at a general meeting.

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

Under the Articles, so long as the Government controls 50% or more of the voting power of the Company, it will be able to appoint and remove the Chairman of the Company. The Government exercised this power in appointing Dr. Raymond K.F. Ch’ien for the new position of Non-Executive Chairman in 2003.

In addition, under the Articles, so long as the Government controls 50% or more of the voting power of the Company, it has the right to appoint and remove any non-executive Director as a member of each of the audit committee, nominations committee and remuneration committee.

Board of Directors

Members of the Board	Age	Position
Dr. Raymond K.F. Ch’ien(1)	52	Non-Executive Chairman

C.K. Chow(2)	53	Chief Executive Officer

Professor Yau-Kai Cheung	69	Independent non-executive Director

David G. Eldon	58	Independent non-executive Director

Edward S.T. Ho	65	Independent non-executive Director

Chung-Hing Lo	52	Independent non-executive Director

T. Brian Stevenson	59	Independent non-executive Director

Christine M.S. Fang(3)	45	Independent non-executive Director

Members of the Board	Age	Position
Secretary for the Environment, Transport and Works, Dr. Sarah S.T. Liao	52	Non-executive Director and “additional director” appointed under section 8 of the MTR Ordinance

Commissioner for Transport, Robert Charles Law Footman	51	Non-executive Director and “additional director” appointed under section 8 of the MTR Ordinance

Frederick S.H. Ma	52	Non-executive Director

(1)	Mr. Jack C.K. So’s contract as Chairman and Chief Executive expired on July 20, 2003, and the Government appointed Dr. Raymond K.F. Ch’ien for the new position of Non-Executive Chairman with effect from July 21, 2003.
(2)	Mr. Jack C.K. So’s contract as Chairman and Chief Executive expired on July 20, 2003, and Mr. Philip Gaffney, then Operations Director of the Company, was appointed the Acting Chief Executive Officer with effect from July 21, 2003. With effect from December 1, 2003, the Company appointed Mr. C.K. Chow as Chief Executive Officer.
(3)	Ms. Fang was appointed as independent non-executive Director with effect from January 1, 2004.

In 2003, the Board decided that the position of Chairman and Chief Executive would be split into the positions of Non-Executive Chairman and Chief Executive Officer upon the expiration of Mr. Jack C.K. So’s contract as Chairman and Chief Executive. Upon the expiration of Mr. Jack C.K. So’s contract as Chairman and Chief Executive on July 20, 2003, Dr. Raymond K.F. Ch’ien was appointed as Non-Executive Chairman and Mr. Philip Gaffney, then Operations Director of the Company, became Acting Chief Executive Officer. Mr. C.K. Chow was appointed as Chief Executive Officer with effect from December 1, 2003.

Non-Executive Chairman

Dr. Raymond K.F. Ch’ien is the Non-Executive Chairman of the Board of Directors. He has been a member of the Board since 1998. Dr. Ch’ien is executive chairman of chinadotcom corporation and chairman of its subsidiary, hongkong.com Corporation. He is also non-executive chairman of HSBC Private Equity (Asia) Limited. Dr. Ch’ien is a director of Inchcape plc, HSBC Holdings plc, The Hongkong and Shanghai Banking Corporation Limited, Convenience Retail Asia Limited, VTech Holdings Limited and The Wharf (Holdings) Limited. He also serves as chairman of the Hong Kong/Japan Business Cooperation Committee and the Advisory Committee on Corruption of the Independent Commission Against Corruption. In addition, Dr. Ch’ien is the honorary president and past chairman of the Federation of Hong Kong Industries. He is also President of the Hong Chi Association, Hong Kong’s leading non-government organization helping mentally handicapped persons. From 1992 to 1997, Dr. Ch’ien was a member of the Executive Council of Hong Kong, then under British Administration. He was appointed a member of the Executive Council of the Hong Kong SAR on July 1, 1997 and served until June 2002. Dr. Ch’ien received a doctoral degree in economics from the University of Pennsylvania in 1978. He was appointed Justice of the Peace in 1993. He was made a Commander in the Most Excellent Order of the British Empire in 1994 and awarded the Gold Bauhinia Star medal in 1999.

Chief Executive Officer

C.K. Chow is the Chief Executive Officer of the Company since December 1, 2003. Prior to joining the Company, Mr. Chow was chief executive officer of Brambles Industries PLC, a global support services company with dual listings in the United Kingdom and Australia. From 1997 to 2001, Mr. Chow was chief executive of GKN PLC, a leading engineering company based in the United Kingdom. Mr. Chow is a chartered engineer with a master of science degree in chemical engineering from the University of California. He holds a master of business administration degree from the Chinese

University of Hong Kong and was a graduate of the Advanced Management Program of Harvard Business School. He was knighted in the United Kingdom in 2000 for contribution to industry. Mr. Chow is a member of the Hong Kong Tourism Board and a non-executive director of Standard Chartered PLC.

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

Chung-Hing Lo is a non-executive Director and has been a member of the Board since 1995. He became general manager of Bank of China (Hong Kong) Limited after the restructuring of the Bank of China Group in October 2001. Mr. Lo began his banking career in 1969 and he served in several positions within the Bank of China Group before being appointed to his present post. He is also a board member of the Hospital Authority and a director of the Urban Renewal Authority. He was appointed as a board member of the Provisional Airport Authority in 1994 and served as vice chairman of the Airport Authority from April 1996 to May 1999. He was awarded the Silver Bauhinia Star medal in 1998.

T. Brian Stevenson is a non-executive Director and has been a member of the Board since October 2002. He is a chartered accountant. He served on the Council of the Hong Kong Society of Accountants from 1991 to 1997 and was President of the Society in 1996. Mr. Stevenson is currently a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and the Securities and Futures Commission of Hong Kong. Mr. Stevenson is also a member of the Public Service Commission and a Steward of the Hong Kong Jockey Club.

Christine M.S. Fang is a non-executive Director and has been a member of the Board since January 2004. Ms. Fang has been the Chief Executive of the Hong Kong Council of Social Service since 2001. Prior to joining the Hong Kong Council of Social Service, she worked for the Hong Kong Red Cross from 1989 to 2001 and held the position of Secretary General from 1993 to 2001. By training, Ms. Fang is a social worker and has a strong background in community service. She sits on various government advisory committees, including the Social Welfare Advisory Committee, the Rehabilitation Advisory Committee, the Community Investment & Inclusion Fund Committee, the Manpower Development Committee, the Hong Kong Housing Authority, the Sustainable Development Council, and the Advisory Council on AIDS.

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

Commissioner for Transport is a non-executive Director appointed as an “additional director” under section 8 of the MTR Ordinance with effect from June 30, 2000. Mr. Robert C.L. Footman is the current Commissioner for Transport. Mr. Footman came to Hong Kong and joined the civil service in 1974. He was appointed as Commissioner for Transport in 1998, prior to which he had held the post of Postmaster General since 1995. Previous government posts held by Mr. Footman include the Head of the Efficiency Unit from its establishment in 1992 until 1995 and Deputy Director in the Trade Department from 1989 to 1992. As Commissioner for Transport, Mr. Footman is also a director of several transport-related companies, including KMB, Long Win Bus, New World First Bus, New Lantao Bus, Citybus, The Star Ferry Company Limited, The New Hong Kong Tunnel Company Limited, Western Harbour Tunnel Company Limited, Tate’s Cairn Tunnel Company Limited and Route 3 (CPS) Company Limited.

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

There are no family relationships between any of the persons named above.

Executive Directorate

The members of the Executive Directorate are senior full time employees of the Company. The table below shows certain information relating to them:

Name	Age	Position
C.K. Chow(1)	53	Chief Executive Officer

Russell J. Black	57	Project Director

William F.K. Chan	55	Human Resources Director

Philip Gaffney	56	Managing Director – Operations and Business Development

Thomas H.K. Ho	53	Property Director

Lincoln K.K. Leong	43	Finance Director

Leonard B. Turk	54	Legal Director and Secretary

(1)	Mr. Jack C.K. So’s contract as Chairman and Chief Executive expired on July 20, 2003, and Mr. Philip Gaffney, then Operations Director of the Company, was appointed the Acting Chief Executive Officer with effect from July 21, 2003. With effect from December 1, 2003, the Company appointed Mr. C.K. Chow as Chief Executive Officer.

C.K. Chow. Details relating to Mr. Chow are set forth under “— Board of Directors” above.

Russell J. Black is the Project Director of the Company, appointed to that post in 1992. He is responsible for the planning and implementation of all major extension projects, including the Airport Railway project, the QBR, the TKE, the Disneyland Resort Line and the Tung Chung Cable Car. He is also responsible for undertaking feasibility studies into possible new extensions to the railway, including the South Island Line and the West Island Line. Mr. Black initially worked for the Company on the construction of the MTR from 1976 to 1984. Prior to rejoining the Company in 1992, Mr. Black was the project director for London Underground’s Jubilee Line Extension project from 1990 to 1992 and, before that, he worked on Singapore’s underground railway and on the Eastern Harbour Crossing. Mr. Black holds an honours degree in civil engineering, and is a fellow of the Hong Kong Institution of Engineers, the Institution of Professional Engineers, New Zealand and the Hong Kong Academy of Engineering Science. He served on the Vocational Training Council from 1998 to 2002 and currently serves on the Provisional Construction Industry Coordination Board. Mr. Black was awarded the Bronze Bauhinia Star medal in 1999.

William F.K. Chan is the Human Resources Director of the Company, responsible for human resource management, operational and management training, administration and security management. He joined the Company in 1989 as Human Resources Manager. He joined the Executive Directorate of the Company in 1996 and became Human Resources Director in 1998. Prior to joining the Company, Mr. Chan held senior managerial positions both in the commerce and in the utility sectors in Hong Kong, including the Government, the Hong Kong Productivity Council, Hutchison Whampoa Limited and Hong Kong Telecommunications Limited. Mr. Chan is a founding member of the Hong Kong Institute of Human Resource Management. He has served on the Institute’s executive council for many years and was elected a Fellow Member in 1985. Mr. Chan also served various public bodies and tertiary institutions. He is a member of the Employers’ Federation of Hong Kong, the Remuneration Committee of the Hong Kong Housing Society, and the Labour Relations Committee of the Labour Department. Mr. Chan is also a member of the Career Development and Advisory Board for a number of universities. Mr. Chan graduated from the University of Hong Kong in 1971, majoring in economics.

Philip Gaffney has been the Managing Director of Operations and Business Development of the Company since March 2004. He is responsible for all matters relating to the operations, safety and railway asset management of the MTR. He also has responsibility for all transport planning-related matters and the development of rail related business opportunities outside Hong Kong. Mr. Gaffney began his career in 1965 as an engineering student in the Signals and Telecomms Department of British Railways Scottish Region. He joined the Company in 1977 working on the design development, approval and testing of the railway’s automatic train control system. He became Chief Engineer (Operations) in 1989, Deputy Director (Operations Engineering) in 1995 and Operations Director in 1998. Mr. Gaffney is also Chairman of TraxComm Limited and a Director of Octopus Cards Limited. Mr. Gaffney is a member of the Hong Kong Institution of Engineers, a fellow of the Institution of Railway Signal Engineers and a member of the Chartered Institute of Transport in Hong Kong.

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

Compensation

The aggregate compensation paid by the Company to all members of the Board and the Executive Directorate as a group for 2003 was HK$37 million, including retirement scheme contributions of HK$4 million made by the Company during 2003 for members of the Executive Directorate, and including compensation paid to Mr. Jack C.K. So, the former Chairman and Chief Executive of the Company, who resigned on July 20, 2003. At the end of June 2002, the Company received the report of the Government-appointed independent consultant on the remuneration packages of senior executives at the top levels of certain statutory and other bodies, including the Company. Based on the findings of this report, in order to better align the remuneration of members of the Executive Directorate with the performance of the Company, the Board approved a change in the compensation scheme under which, effective in 2003, a greater portion of the compensation of members of the Executive Directorate was tied to the performance of the Company.

The following table sets forth the compensation paid to members of the Executive Directorate in 2003:

Name	Base pay, allowance, retirement scheme contribution and benefits	Variable remuneration related to performance	Total
	(in millions)
C.K. Chow(1)	HK$0.56	HK$0.12	HK$0.68
Russell J. Black	4.22	0.43	4.65
William F.K. Chan	4.03	0.42	4.45
Philip Gaffney	4.68	0.43	5.11
Thomas H.K. Ho	4.04	0.42	4.46
Lincoln K.K. Leong(2)	3.88	0.42	4.30
Leonard B. Turk	4.25	0.42	4.67

(1)	Appointed with effect from December 1, 2003. Mr. Chow will be entitled to receive 700,000 restricted ordinary shares of the Company (or their equivalent value in cash) upon completion of his three-year contract. The final number of shares (or cash amount) delivered may be adjusted to reflect relevant changes (if any) in the Company’s share capital after his appointment. In certain limited circumstances, Mr. Chow may be entitled to receive some or all of the restricted ordinary shares (or the respective cash amount) prior to the completion of his contract.
(2)	Mr. Leong was also awarded stock options as discussed under “Share Ownership”.

The variable remuneration paid to the members of the Executive Directorate is payable annually based on corporate performance measures and individual work performance. For a discussion of the stock options granted to members of the Board or the Executive Directorate, see “Share Ownership”.

Board Practices

General

For a discussion of the term of office of members of the Board, see “— General”. Other than any agreed upon payments in lieu of notice of termination as a member of the Board, no benefits are payable to members of the Board upon termination of their service with the Company.

Audit Committee

The audit committee is appointed by the Board and consists of three non-executive Directors, two of whom are independent non-executive Directors. The current members of the audit committee are Mr. T. Brian Stevenson (chairman since October 1, 2002), Professor Yau-Kai Cheung and the Commissioner for Transport, Mr. Robert Charles Law Footman. The Finance Director of the Company, the Head of Internal Audit Department of the Company, the Company Secretary and representatives of the external auditors of the Company are entitled and expected to attend committee meetings. At least once a year, the committee is required to meet with the external auditors without any executive members of the Board in attendance. The quorum necessary for the transaction of any business is two committee members. The committee will normally meet four times a year. The external auditors or the Finance Director of the Company may request a meeting if they consider that one is necessary.

The audit committee selects and recommends to the Company the engagement of external auditors to audit the Company’s annual financial statements and considers questions regarding the audit fees and the resignation or dismissal of the external auditors. The audit committee also reviews and approves the planned scope of the Company’s annual audit and non-audit services. In addition, the audit committee reviews the annual and interim financial statements, the accompanying discussion papers to shareholders, the preliminary announcement of results and any other announcement regarding the Company’s results or other financial information to be made public, before submission to the Board. Moreover, the committee discusses problems arising from the audit and reviews the external auditors’ management letter and management’s response. Furthermore, the audit committee reviews the effectiveness of the system of internal financial controls based on information provided by the Executive Directorate and management of the Company and by the auditors, and ensures adherence to the Company’s control policies so that the Company’s assets are safeguarded and that the financial records are complete and accurate. The audit committee meets regularly with the Company’s senior financial, internal audit and compliance management and the external auditors to consider the Company’s financial reporting, the nature and scope of audit review and the effectiveness of the systems of internal control and compliance. The audit committee also reviews any significant transactions that are not in the ordinary course of business of the Company.

The Company has an internal audit department which reviews both manual and computerized systems and procedures in all major financial and business activities. This department is led by the head of internal audit and business processes, who reports directly to the Chief Executive Officer of the Company and submits regular reports to the audit committee.

Remuneration Committee

The remuneration committee consists of three non-executive directors appointed by the Board. The current members of the remuneration committee are Mr. Edward S.T. Ho (who was a member of the committee throughout 2003 and succeeded Dr. Raymond K.F. Ch’ien as chairman of the committee with effect from September 4, 2003), Mr. T. Brian Stevenson (with effect from September 4, 2003) and Mr. Frederick S.H. Ma. The secretary of the committee is the Human Resources Director of the Company. The quorum necessary for the transaction of business is two members of the committee. Meetings are to be held at least once a year. The remuneration committee makes recommendations to the Board on executive remuneration and considers all matters relating to the Company’s remuneration policy and the remuneration and incentives of the Directors and senior management with reference to independent remuneration research and professional advice.

Nominations Committee

The nominations committee consists of three non-executive directors appointed by the Board, two of whom must be independent non-executive directors. The nominations committee makes recommendations to the Board on candidates for vacancies on the Board. The members of the nominations committee are Mr. David G. Eldon (chairman), Mr. Chung-Hing Lo and the Secretary for the Environment, Transport and Works (Dr. Sarah S.T. Liao).

In April 2003, the Board established a temporary board search committee for the appointment of a new Chief Executive Officer. The board search committee consisted of one member of the nominations committee, Mr. David G. Eldon, and two members of the remuneration committee, Dr. Raymond K.F. Ch’ien and Mr. Frederick S.H. Ma. The board search committee held several meetings during 2003 and made a recommendation on the appointment of Mr. C.K. Chow as the Chief Executive Officer and a member of the Board with effect from December 1, 2003, as well as the terms of his remuneration.

Employees

The Company attributes its success to the quality and dedication of its staff. The table below shows the number of employees engaged in each of its divisions as of December 31, 2003. Substantially all of the Company’s employees are located in Hong Kong.

Division	Number of Employees
Finance	247
Human resources and administration	421
Legal and procurement	64
Operations	4,730
Property	642
Project	402
Headquarters	114
Telecommunications subsidiary (TraxComm Limited)	9

Total	6,629

During the past 19 years, the Company has not experienced any strikes, work stoppages, labor disputes or actions which have affected the operation of its business. The Company consults employees when formulating staff policy and on corporate strategies and major changes that affect employees. In addition to 22 joint consultative committees comprising over 400 elected staff representatives, the Company also has a staff consultative council, chaired by the Human Resources Director, which consists of councillors elected from the staff representatives of joint consultative committees and management representatives. The staff consultative council meets periodically to discuss various employee matters.

There are two unions for employees, one with membership of approximately 450 train and station staff and the other with membership of over 1,100 staff from various departments. No other trade unions claim to include any of the Company’s employees as members and the Company is not aware of any other trade union activity among its employees.

As a result of continued efforts at human resources management, hiring freezes and staff redeployment, the Company’s total number of employees further decreased to 7,231 at the end of 2001, 6,891 at the end of 2002 and 6,629 at the end of 2003. The staffing requirement of the Tseung Kwan O Line was met entirely by corporate staff redeployment, resulting in higher productivity and promoting a multi-skilled workforce.

At the beginning of 2003, a voluntary separation scheme was implemented for selected groups of employees as the Company identified approximately 100 surplus positions due to reduced headcount requirements resulting from a rundown of project-related work. Employees of the selected groups who voluntarily chose to leave the Company received enhanced leaving benefits. This scheme helped the Company to manage the rundown of project-related work and alleviate the surplus situation.

Share Ownership

As of May 31, 2004, the interests of the members of the Board and the Executive Directorate in the equity securities of the Company were as follows:

Members of the Board or Executive Directorate	Number of Ordinary Shares	Percentage of total outstanding Ordinary Shares (1)
Russell J. Black	49,384	0.00093%
William F.K. Chan	46,233	0.00087%
Philip Gaffney	47,081	0.00089%
Thomas H.K. Ho	52,938	0.00100%
Lincoln K.K. Leong	23,000	0.00043%
T. Brian Stevenson	4,292	0.00008%
Christine M.S. Fang	1,675	0.00003%

(1)	The calculation of percentage of total outstanding ordinary shares is based on the assumption that 5,294,682,393 ordinary shares were in issue on the relevant date.

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

Share Option Schemes

Under the Share Option Scheme, a total of 769 employees, including all the members of the Executive Directorate, except for Mr. Lincoln K.K. Leong, who was appointed on February 1, 2002, and Mr. C.K. Chow, who was appointed on December 1, 2003, were granted on September 20, 2000 options to subscribe for an aggregate of 48,338,000 shares at an exercise price of HK$8.44 per share, which was equivalent to 90% of the initial public offering price of HK$9.38 per share. The options may be exercised prior to September 11, 2010 subject to the vesting provisions under the Share Option Scheme. As of December 31, 2003, all options granted under the Share Option Scheme have vested.

In 2003, 15,999,500 options to subscribe for shares were vested and 10,489,500 share options previously vested have been exercised. The weighted average closing price in respect of share options exercised during 2003 was HK$9.97 per share. In addition, 1,044,500 share options lapsed as a result of the resignation of certain option holders during the year. As of December 31, 2003, total options to subscribe for 25,229,500 shares remained outstanding.

Members of the Board were not granted any options to subscribe for ordinary shares under the Share Option Scheme. Options to subscribe for ordinary shares granted to members of the Executive Directorate under the Share Option Scheme are as follows:

Members of the Executive Directorate	Number of Options Granted	Expiration Date	Price per share to be paid on exercise of options	Consideration paid for options granted	Options outstanding as of December 31, 2003
Russell J. Black	1,066,000	September 11, 2010	$8.44	None	—
William F.K. Chan	1,066,000	September 11, 2010	$8.44	None	822,000
Philip Gaffney	1,066,000	September 11, 2010	$8.44	None	1,022,000
Thomas H.K. Ho	1,066,000	September 11, 2010	$8.44	None	621,000
Leonard B. Turk	1,066,000	September 11, 2010	$8.44	None	—

Under the terms of the Share Option Scheme, each member of the Executive Directorate must, up to and including the date on which the options granted to him under the Share Option Scheme are exercised in full or lapse, continue to beneficially own (i) at all times after October 26, 2001, at least 23,000 shares, and (ii) at all times after October 26, 2002, at least 46,000 shares.

At the Company’s annual general meeting of shareholders held on May 16, 2002, the shareholders adopted the New Joiners Share Option Scheme (the “New Scheme”). The New Scheme is intended to provide new members of the top and senior management of the Company who did not participate in the Share Option Scheme and who joined the Company after September 11, 2000 with the opportunity to participate in the growth of the Company. The exercise price of any option granted under the New Scheme is to be determined by the Company upon the offer of the grant of the option. The exercise price of any option should not be less than the greater of (i) the average closing price of a share for the five business days immediately preceding the day of the offer of such option; (ii) the closing price of a share on the day of the offer of such option, which must be a business day; and (iii) the nominal value of a share. Under the New Scheme, a maximum of 5,056,431 shares may be issued pursuant to the exercise of options granted, representing 0.1% of the issued share capital of the Company as of December 31, 2003. The options will vest over a period of three years, with an equal proportion vesting each year subject to rounding for board lots, and are exercisable for a period up to ten years after the date of offer.

On August 1, 2003, options to subscribe for 1,561,200 shares at an exercise price of HK$9.75 per share were granted to a total of five employees, including Mr. Lincoln K.K. Leong, a member of the Executive Directorate, who was granted options to subscribe for 1,066,000 shares. As of December 31, 2003, total options to subscribe for 1,561,200 shares were outstanding under the New Scheme.

Under the terms of the New Scheme, Mr. Lincoln K.K. Leong, a member of the Executive Direcorate, must, up to and including the date on which the options granted to him under the New Scheme are exercised in full or lapse, continue to beneficially own (i) at all times on and after August 4, 2004, at least 23,000 shares, and (ii) at all times on and after August 4, 2005, at least 46,000 shares.

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

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholder

As of May 31, 2004, The Financial Secretary Incorporated on behalf of the Government owned 4,036,430,908 or approximately 76% of the ordinary shares of the Company. As at the end of May 2004, approximately 1.46% of the shares of the Company were held on account of the Exchange Fund. The Exchange Fund is a fund established under the Exchange Fund Ordinance (Cap. 66 of the laws of Hong Kong) under the control of the Financial Secretary of Hong Kong. It is used primarily for such purposes as the Financial Secretary thinks fit to affect, either directly or indirectly, the exchange value of the currency of Hong Kong and for other purposes incidental thereto. All of the ordinary shares of the Company held by The Financial Secretary Incorporated and the Exchange Fund have the same voting rights as ordinary shares held by other shareholders. To the Company’s knowledge, other than The Financial Secretary Incorporated, there are no beneficial owners of 5% or more of the Company’s ordinary shares. Prior to October 5, 2000, the Government through The Financial Secretary Incorporated owned all of the Company’s shares except for one share held by Denise C.Y. Yue, former Secretary for the Treasury.

To the Company’s knowledge, there were 34 record holders of ordinary shares with registered addresses in the United States as of May 31, 2004. JPMorgan Chase Bank, the depositary for the Company’s Level I American depositary receipt program (the “ADR Program”), has advised the Company that, as of May 28, 2004, 711,025 American depositary shares were registered in the name of a nominee of The Depository Trust Company under the ADR Program.

The Government has stated that it will remain as the largest shareholder of the Company, and will continue to hold the legal and beneficial interest in not less than 50% of the Company’s ordinary share capital and not less than 50% of the voting rights at general meetings of the Company for at least 20 years from October 5, 2000. In addition, the Government has stated that it does not intend to use its rights as a majority shareholder to intervene in the commercial decisions of the Company. The Government has also stated that it does not intend to vote its shareholding in opposition to a resolution supported by a majority of the Board, although it retains the power to do so. Although the Government has stated its intention to dispose of part of its remaining shareholding in the financial years 2001/2002, 2002/2003 and 2003/2004 while maintaining its majority shareholding, subject to market conditions, budgetary considerations and the state of the Hong Kong economy, it did not dispose of any part of its remaining shareholding in such financial years. A firm timetable for the future sale of its remaining shareholding has not yet been established.

Related Party Transactions

Transactions

Project Agreements

On July 24, 2002, the Company entered into a project agreement with the Government relating to the design, construction, financing and operation of the Disneyland Resort Line (previously named Penny’s Bay Rail Link). See Item 4, “Information on the Company — History and Development of the Company — Capital Expenditures and Divestitures — Disneyland Resort Line”.

On July 31, 2002, the Company entered into a provisional project agreement with the Government relating to the Tung Chung Cable Car project. On November 19, 2003, the Company and the Government entered into a project agreement for the Tung Chung Cable Car project and the Government also signed a private treaty grant for a theme village adjacent to the Ngong Ping terminal. In relation to this project, the Company also entered into a license agreement with the Government on the same date whereby the Company is granted a license over a parcel of land in Tung Chung for the purpose of constructing, operating, managing and maintaining a coach park. See Item 4, “Information on the Company — History and Development of the Company — Capital Expenditures and Divestitures — Tung Chung Cable Car”.

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

On January 17, 2001, the Company entered into an Octopus Card Services Agreement (the “Octopus Services Agreement”) with Octopus Cards Limited to formalize the arrangements that had already existed between them as to services provided to each other relating to Octopus cards. Under the terms of the Octopus Services Agreement, the Company will accept use of Octopus cards as payment for its fares and will provide add-value services, refund handling and other services to Octopus Cards Limited for an indefinite period terminable on six months’ prior notice (with such notice not to be given prior to July 1, 2010). In 2003, pursuant to the Octopus Services Agreement, the Company paid Octopus Cards Limited a total of HK$46 million and Octopus Cards Limited paid the Company a total of HK$15 million.

On January 16, 2003, the shareholders of Octopus Cards Limited entered into a supplemental shareholders’ agreement pursuant to which the existing shareholders of Octopus Cards Limited provided a non-competition undertaking in relation to the smart card business carried on by Octopus Cards Limited.

On December 9, 2003, the Company entered into an amendment to the Octopus Services Agreement with Octopus Cards Limited under which the applicable rates of the transaction fees and the percentage fees in respect of the central clearing services provided by Octopus Cards Limited to the Company were revised with retrospective effect from July 1, 2003.

On January 2, 2004, the Company and Octopus Cards Limited entered into an agreement for the acquisition by the Company from Octopus Cards Limited of a number of tourist Octopus cards at a consideration of HK$12 million and for the payment by the Company to Octopus Cards Limited of HK$3.20 for the initialization of each re-used tourist Octopus card.

On April 30, 2004, the Company and Octopus Cards Limited entered into a card issue and refund services agreement, for the Company to provide card issue and refund services. Due to the retrospective effect of this agreement, the Company is entitled to an aggregate card issue fee and card refund fee of approximately HK$7 million in respect of the service period from January 1, 2003 to March 31, 2004.

Entrustment Agreements

The Company entered into entrustment agreements with the Government in relation to the TKE and the Airport Railway, under which the Company agreed to carry out works on behalf of the Government in return for monthly payments based on the work completed. The agreements included the following:

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

The Company entered into an Airport Automated People Mover Maintenance Agreement with the Airport Authority on March 28, 2001, for the Company to carry out preventive and corrective maintenance of the Airport Automated People Mover for a period of 12 months with a total value of HK$17,682,432. On March 18, 2002, the Company entered into an Airport Automated People Mover Maintenance Agreement with the Airport Authority, for the Company to carry out preventive and corrective maintenance of the Airport Automated People Mover for a period of three years, with a total value of HK$48,540,000.

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

The Company entered into entrustment agreements with the Government in relation to the Tung Chung Cable Car Project under which the Company agreed to carry out works on behalf of the Government in return for monthly payments based on the work completed. The agreements included the following:

•	an agreement, dated November 10, 2003, for the Company to carry out design and construction of a landscaped piazza and associated works at Ngong Ping, with a total value of HK$72,000,000; and

•	an agreement, dated November 28, 2003, for the Company to carry out the design and construction of a public transport interchange cum car and coach parks at Ngong Ping, with a total value of HK$22,400,000.

Land Agreements

The Company entered into the following land documents with the Government in relation to the development sites adjacent to the Tung Chung and Airport Express Lines.

•	Conditions of Exchange No. 12620, dated March 4, 2002, in respect of KIL No. 11151 for development at Olympic station (building covenant period expiration date March 31, 2007), with a total consideration of HK$815,050,000 and a lease term of 50 years from the date of the Conditions.

•	Modification of New Grant No. 8015, dated August 29, 2001, for additional gross floor area at Tung Chung station (building covenant expiration date March 31, 2003) with a total consideration or value of HK$116,000,000.

•	A letter, dated December 17, 2001, for extension of the building covenant of certain accommodation of New Grant No. 8082 for Tung Chung Town Lot No. 4 (the building covenant period expiration date of certain accommodation extended to December 31, 2002), to develop the lot in accordance with the terms and conditions stipulated in the New Grant No. 8082 and Lands Department’s letter dated November 30, 2001, for a total value of HK$14,763,900.

•	A letter, dated February 5, 2003, for extension of the building covenant of New Grant No. 8102 for Tung Chung Town Lot No. 5 (building covenant period expiration date June 30, 2004) for a total value of HK$22,258,000.

The Company entered into an assignment, dated March 9, 2001, of the public transport terminus on ground floor of the development of KIL 11090 to the Government, in compliance with Special Conditions No. 25(a)(i) of Conditions of Grant No. 12434, with a total value of HK$18,770,000.

The Company entered into an agreement for sale and purchase, dated October 5, 2001, for the sale to The Financial Secretary Incorporated of levels 55, 56 and 77 to 88 of the office building on Site R of Hong Kong Station Development (IL8898) for a total value of HK$3,699,000,000, a supplemental agreement, dated October 8, 2003, with the total value adjusted to HK$3,697,358,837 and an assignment, dated October 8, 2003, to The Financial Secretary Incorporated of the aforementioned levels pursuant to the agreement for sale and purchase and supplemental agreement.

The Company entered into the following land documents with the Government in relation to the development sites above or adjacent to the Tseung Kwan O Line. Upon payment of the relevant land premium, the Company may develop the relevant site within the building covenant period. All land grants provide for the sites to have a lease term of 50 years from the date of the land grant.

•	New Grant No. 9687 for Private Treaty Grant, dated March 28, 2002, of Tseung Kwan O Town Lot No. 75 for development at Area 55b Tseung Kwan O (building covenant period expiry date March 31, 2007) with a total consideration or value of HK$600,000,000 subject to a Deed of Surrender dated December 28, 2002 for surrender of a stratum of the lot.

•	New Grant No. 9686 for Private Treaty Grant, dated March 28, 2002, of Tseung Kwan O Town Lot No. 74 for development at Area 57a Tseung Kwan O (building covenant period expiry date March 31, 2007) with a total consideration or value of HK$202,800,000 subject to a Deed of Surrender dated December 28, 2002 for surrender of a stratum of the lot.

•	New Grant No. 9689, dated May 16, 2002, of Tseung Kwan O Town Lot No. 70 for development at Tseung Kwan O Area 86 (building covenant period expiry date December 31, 2015 or 60 months from the due date for payment of land premium of Site O, whichever is the later) with a total consideration or value of HK$150,000,000 for site M1 and the consideration for the other sites to be assessed.

•	New Grant No. 9694 for Private Treaty Grant, dated October 22, 2002, of Tseung Kwan O Town Lot No. 24 for development at Area 38b Tseung Kwan O (building covenant period expiry date December 31, 2007) with a total consideration or value of HK$1,276,000,000.

•	New Grant No. 9700 for Private Treaty Grant, dated February 11, 2003, of Tseung Kwan O Town Lot No. 73, for development at Area 73b Tseung Kwan O (building covenant period expiry date March 31, 2008 for Site A and March 31, 2009 for Site B) with a consideration or value of HK$1,028,000,000 for Site A and the consideration or value for Site B assessed on January 10, 2004, at HK$ 1,227,840,000.

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

The Company entered into a lease and supplemental agreement with the Government on August 14, 2003, in respect of Mass Transit Railway Lot No. 3 for the operation of the Tseung Kwan O Line at an annual rent of 3% of the rateable value of the leased area for a term commencing from the respective dates of August 4, 2002, August 18, 2002 and December 29, 2002, in respect of respective portions of the such lot to June 29, 2050, in all cases on terms and conditions substantially similar to the lease for the Mass Transit Railway Lot No. 2.

The Company executed a deed of surrender of a portion of Mass Transit Railway Lot No. 2 located inside the site of the Nam Cheong station in favor of the Government on December 20, 2003. The Government released the Company from all obligations imposed upon it by the lease in respect of the premises.

The Company entered into a modification letter with the Government on December 20, 2003 in respect of the remaining portion of Mass Transit Railway Lot No. 1 for the diversion of cooling water mains and cables to facilitate land grant arrangements for Nam Cheong station.

The Company (as assignee) entered into an assignment with KCRC (as assignor) on December 20, 2003, to assign 30/100th equal undivided parts or shares of and in New Kowloon Inland Lot No. 6436 and the buildings and erections constructed and to be constructed therein known as Nam Cheong station.

The Company entered into the following agreements with KCRC in respect of the Nam Cheong station:

•	an agreement, dated June 3, 2003, in respect of certain operations and maintenance arrangements relating to the Nam Cheong station;

•	an agreement, dated December 20, 2003, in respect of ownership, commercial and other aspects of the Nam Cheong station; and

•	a deed of mutual rights and obligations, dated December 20, 2003, concerning land rights for use of the Nam Cheong station erected on New Kowloon Inland Lot No. 6436.

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

Item 8. Financial Information.

Consolidated Financial Statements

See Item 17, “Financial Statements”. Other than as disclosed elsewhere in this annual report, no significant change has occurred since the date of the annual financial statements.

Legal Proceedings

The dispute with the Airport Authority in relation to entrustment works performed by the Airport Authority for the Company under an entrustment agreement dated December 15, 1995 at the airport station of the Airport Express Line has been settled within the provision made by the Company.

A number of disputes have arisen in relation to entrusted and essential infrastructure works carried out by the Highways Department and the Territories Development Department of the Government on behalf of the Company for the construction of the Tung Chung Line and the Airport Express Line. These disputes have been referred to mediation, and while a settlement has been concluded with the Highways Department a small number of disputes remain to be settled with the Territories Development Department. The Company has received a notice of arbitration from one of the contractors under the QBR. The parties have confirmed the appointment of a mediator and an arbitrator. The Company believes that it is not necessary to make any further provision in relation to this dispute. The Company also believes that it is not necessary to make any further provision under the Lantau and Airport Railway Project in relation to the outstanding disputes with the Territories Development Department.

Other than as disclosed above, there are no other legal or arbitration proceedings which may have, or have had in the recent past, a material adverse effect on the Company’s financial condition or results of operations.

Policy on Dividend Distributions

The Company may pay dividends out of its distributable profits in accordance with Hong Kong law generally and the Articles.

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

An interim dividend of HK$0.14 per share was paid on October 29, 2003. A final dividend of HK$0.28 was approved by shareholders at the annual general meeting on June 3, 2004. Both the interim dividend and final dividend for 2003 include a scrip alternative for shareholders with Hong Kong addresses, which allows such shareholders to receive all or a portion of their dividend in shares as opposed to cash. As the Company’s majority shareholder, the Government has agreed to elect to receive all or part of its entitlement to dividends in 2001, 2002 and 2003, in the form of scrip to the extent necessary to ensure that the amount payable in cash will not exceed 50% of the total dividend payable. On February 26, 2004, the Government agreed to extend the scrip dividend arrangement to each of the three fiscal years ending December 31, 2006. In addition, the Government has agreed to waive its entitlement to cash dividends totaling HK$798 million at net present value as of December 31, 2001, as assistance to the Company in connection with the Disneyland Resort Line project. The Government has waived HK$219 million and HK$675 million of its entitlement to cash dividends declared and payable to the Government in 2002 and 2003, respectively. See Item 4 “Information on the Company — History and Development of the Company — Capital Expenditures and Divestitures — Disneyland Resort Line”.

For subsequent fiscal years, the Board anticipates that the Company will continue to pay, subject to its actual financial performance, two dividends in respect of each fiscal year with interim and final dividends payable around October and June, respectively, with the interim dividend representing approximately one third of the total dividends to be paid for the entire year.

Item 9. The Offer and Listing.

Markets

The Company’s ordinary shares are listed on the Hong Kong Stock Exchange and are quoted on the London SEAQ International System. The sponsored American Depositary Shares (“ADSs”) are traded on the Over-the-Counter (“OTC”) market in the United States under the symbol “MTRUY”. Each ADS represents ten ordinary shares of the Company. The Company is included in the Hang Seng Index, the Hang Seng Hong Kong Composite Index, the Hang Seng London Reference Index, the MSCI Index Series, the FTSE All-World Hong Kong Index, the Dow Jones Sustainability Index and the FTSE4Good Global Index. The Company’s 7.50% Notes Due February 4, 2009 are listed on the Hong Kong Stock Exchange and the Luxembourg Stock Exchange. The Company’s 7.50% Notes Due November 8, 2010 are listed on the Luxembourg Stock Exchange. The Company’s floating rate notes due August 2005 issued under its debt issuance program are listed on the London Stock Exchange. Notes with a coupon rate of 4.75% issued by MTR Corporation (C.I.) Limited under the debt issuance program, which are unconditionally and irrevocably guaranteed by the Company and will mature in January 2014, are also listed on the London Stock Exchange.

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

Directors

Material Interests and Voting

Directors cannot vote or be counted in the quorum with regard to any contract, transaction, arrangement or any other kind of proposal in which they have a material interest. For this purpose, interests of persons connected with the Director (including any of his associates (as defined in the Articles)) are treated as the interests of the Director himself, but interests purely as a result of an interest in the Company’s shares, debentures or other securities are disregarded. However, the restriction from voting and being counted in the quorum does not apply if the only material interest the Director has is included in the following list:

•	a resolution about giving him or any of his associates any security or indemnity for any money lent or obligations incurred by him, or any of his associates or any other person, at the request, or for the benefit, of the Company or any of its subsidiaries;

•	a resolution about giving any security or any indemnity to any other person for a debt or obligation which is owed by the Company or any of its subsidiaries, to that other person, if the Director or any of his associates has taken responsibility for some or all of that debt or obligation by giving a guarantee, indemnity or security;

•	a resolution about an offer of any shares, debentures or other securities for subscription or purchase by the Company or any other entity which the Company may promote or be interested in where the Director or any of his associates is to take part in the underwriting or sub-underwriting of the offer;

•	a resolution about any proposal involving any other company in which the Director (together with any associate) is interested, whether directly or indirectly, provided that he, together with any of his associates, does not hold more than 5% of either: (1) any class of equity share capital in that company or in a third company through which his interest or that of any of his associates is derived; or (2) the voting rights in that company;

•	any arrangement concerning the benefit of employees of the Company or its subsidiaries, including the adoption, modification or operation of: (1) any employees’ share scheme or any share incentive or share option scheme (which shall include, without limitation, the Share Option Scheme) under which the Director or any of his associates may benefit; or (2) a pension fund or retirement, death or disability benefits scheme which relates to Directors, any of their associates and employees of the Company or any of its subsidiaries which only gives him or any of his associates as such benefits which are also given to the class of persons to whom the arrangement relates; or

•	any arrangement in which the Director or any of his associates is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue of his interest or that of any of his associates in shares or debentures or other securities of the Company.

Subject to legislation, shareholders of the Company may, by ordinary resolution, suspend or relax these provisions or ratify any contract which has not been properly authorized in accordance with the relevant article.

If the Board is considering proposals about appointing two or more Directors to positions with the Company or any company in which the Company is interested or the Directors are considering setting or changing the terms of their appointment, each Director can vote and be included in the quorum for each resolution, except the one concerning him. However, a Director cannot vote if the resolution relates to the appointment of another Director to a position with a company which the Company is interested in if that Director has an interest of 1% or more in that company.

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

Each Director is entitled to be reimbursed for all reasonable travel, hotel and incidental expenses incurred in attending and returning from board meetings, committee meetings, general meetings or any other meetings which that Director is entitled to attend, as well as all other expenses properly and reasonably incurred in connection with the Company’s business or in the performance of his duties as a Director. The Board, upon the recommendation of the remuneration committee, may give special pay to any Director who performs any special or extra services. Such special pay may be paid to a Director in addition to or in substitution for his ordinary pay, and may be paid by way of lump sum, salary or a combination or in any other way.

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

Borrowing Powers

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital. The Board may issue debentures and other securities of the Company and give securities for any debt, liability or obligation of the Company or any third party. These provisions, in common with the Articles in general, can be varied by a special resolution of the Company’s shareholders.

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

Voting Rights

Subject to any special rights or restrictions as to voting attached to any class of shares under the Articles or under the Hong Kong Stock Exchange Listing Rules, at any general meeting, on a show of hands every shareholder who is present in person has one vote, and on a poll every shareholder present in person or by proxy has one vote for every share which he holds.

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

Redemption of Shares

Subject to Hong Kong legislation and the requirements of the Hong Kong Stock Exchange Listing Rules and any special rights previously given to holders of existing shares, the Company may issue shares which can be redeemed. This can include shares which can be redeemed at the initiation of the holders or the Company.

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

The Directors have the power to decide how to deal with any of the Company’s shares which have not been issued. The Directors may, for instance, offer for sale, grant options for the acquisition of, allot or dispose in any other way, any shares which have not been issued, and in doing so the Directors are free to decide who they deal with, when they deal with the shares and the terms on which they deal with the shares.

Other

Dividend Rights

The Company may pay dividends out of its distributable profits. The amount of dividends actually paid to holders of shares will depend upon a number of factors, including the Company’s earnings, capital requirements, general financial condition and any factors considered relevant by the Board.

Limitations on Rights to Own Securities

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by Hong Kong law or by the Memorandum of Association or the Articles of Association of the Company.

Material Contracts

The Company has entered into the following contract within the two years preceding the date of this Annual Report which is or may be material:

•	Project Agreement for the design, construction, financing and operation of the Penny’s Bay Rail Link (now known as Disneyland Resort Line), dated July 24, 2002, entered into between the Deputy Secretary for the Environment, Transport and Works, for and on behalf of the Government, and the Company in respect of a rail-shuttle service between the Tung Chung Line at Yam O and the new Hong Kong Disneyland theme park.

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

There are four main categories of risk related to using derivative instruments, namely, market risk (including foreign exchange rate risk and interest rate risk), credit risk, operational risk and legal risk. Since the Group employs derivative instruments purely for hedging purposes, such instruments do not expose the Group to material market risks because any change in market values generally will be offset by a change in the market values of the underlying liabilities being hedged.

The Group manages credit risk by assigning limits to counterparties and by dealing only with financial institutions with acceptable credit ratings. The Group further monitors its credit exposure by estimating the fair market values plus any potential adverse movement in the values of the derivative instruments employed. To date, the Group has not experienced nonperformance by any counterparty. The Group has internal control measures to safeguard compliance with policies and procedures to minimize operational risk. Standardized or master agreements are used whenever practical to reduce legal risk and credit exposure.

The following tables provide information, by maturity date, on the Group’s interest rate sensitive and foreign currency sensitive financial instruments and derivative financial instruments, respectively. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate and cross currency swaps, and foreign exchange forward contracts and options, the tables present notional amounts and weighted average interest or contract rates by expected maturity dates.

	As of December 31, 2003								As of December 31, 2002
	Expected Maturity Dates								Total	Aggregate Fair Value
Interest Rate Risk	2004	2005	2006	2007	2008	Thereafter	Total	Aggregate Fair Value
	(HK$ equivalent in millions)
On-balance sheet financial instruments
A. Capital Market Instruments:
I. Fixed Rate Notes (US$)	—	2,329	—	—	—	11,724	14,053	15,998	13,338	15,806
Average Interest Rate	—	7.25%	—	—	—	7.34%	7.32%	—	7.49%	—

Fixed Rate Notes (HK$)	4,015	1,800	2,450	—	500	2,318	11,083	11,416	12,445	13,112
Average Interest Rate	5.23%	4.96%	5.43%	—	6.12%	4.77%	5.17%	—	5.89%	—

II. Variable Rate Notes (US$)	—	194	—	—	—	—	194	194	920	920
Average Interest Rate	—	3.40%	—	—	—	—	3.40%	—	2.68%	—

Variable Rate Notes (HK$)	250	—	—	—	—	—	250	250	250	250
Average Interest Rate	0.99%	—	—	—	—	—	0.99%	—	2.36%	—

B. Bank Loans:
I. Fixed Rate (US$)	7	7	7	8	8	18	55	59	62	67
Average Interest Rate	5.45%	5.45%	5.45%	5.45%	5.45%	5.45%	5.45%	—	5.45%	—

Fixed Rate (Euro)	22	22	22	22	23	58	169	169	159	160
Average Interest Rate	4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	—	4.34%	—

II. Variable Rate (HK$)	38	38	3,038	38	2,038	95	5,285	5,285	5,323	5,323
Average Interest Rate	1.10%	2.14%	2.95%	3.58%	4.02%	4.56%	3.38%	—	2.65%	—

Variable Rate (US$)	7	7	7	8	8	18	55	55	62	62
Average Interest Rate	2.18%	2.90%	3.53%	4.03%	4.44%	5.89%	3.91%	—	4.08%	—

Variable Rate (Yen)	—	—	—	—	—	—	—	—	329	329
Average Interest Rate	—	—	—	—	—	—	—	—	0.91%	—

	As of December 31, 2003									As of December 31, 2002
	Expected Maturity Dates									Total	Aggregate Fair Value(1)
Interest Rate Risk		2004	2005	2006	2007	2008	Thereafter	Total	Aggregate Fair Value(1)
	(HK$ equivalent in million)
Off-balance sheet financial instruments
	Currency

C. Cross Currency & Interest Rate Swaps:

I. Variable to Fixed
Notional pay amount	HK$	—	—	—	—	—	—	—	—	233	(15)
Notional receive amount	US$	—	—	—	—	—	—	—	—	234	—
Interest pay rate		—	—	—	—	—	—	—	—	7.71%	—
Interest receive rate		—	—	—	—	—	—	—	—	1.24%	—

II. Fixed to Variable
Notional pay amount	HK$	1,555	1,936	—	—	—	2,721	6,212	551	6,213	774
Notional receive amount	US$	1,553	1,941	—	—	—	2,717	6,211	—	6,240	—
Interest pay rate		1.59%	2.47%	—	—	—	5.23%	3.46%	—	3.64%	—
Interest receive rate		7.50%	7.30%	—	—	—	6.64%	7.06%	—	7.44%	—

Notional pay amount	HK$	20	20	20	20	20	51	151	29	172	1
Notional receive amount	Euro	22	22	22	22	23	58	169	—	159	—
Interest pay rate		(0.10)%	0.94%	1.76%	2.38%	2.85%	3.45%	2.19%	—	2.38%	—
Interest receive rate		4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	—	4.34%	—

III. Variable to Variable
Notional pay amount	US$	—	—	—	—	—	—	—	—	331	(4)
Notional receive amount	Yen	—	—	—	—	—	—	—	—	329	—
Interest pay rate		—	—	—	—	—	—	—	—	2.59%	—
Interest receive rate		—	—	—	—	—	—	—	—	0.91%	—

Notional pay amount	HK$	233	390	—	—	—	6,005	6,628	15	6,179	(48)
Notional receive amount	US$	233	388	—	—	—	5,978	6,599	—	6,185	—
Interest pay rate		2.44%	2.12%	—	—	—	4.42%	4.21%	—	4.00%	—
Interest receive rate		3.48%	2.40%	—	—	—	4.33%	4.19%	—	3.60%	—

IV. Fixed to Fixed
Notional pay amount	HK$	—	388	—	—	—	—	388	(43)	388	(43)
Notional receive amount	US$	—	388	—	—	—	—	388	—	390	—
Interest pay rate		—	8.00%	—	—	—	—	8.00%	—	8.00%	—
Interest receive rate		—	7.25%	—	—	—	—	7.25%	—	7.25%	—

(1)	Fair value for off-balance sheet financial instruments represents the amount the Company would receive (pay) to close out the transactions.

			As of December 31, 2003									As of December 31, 2002
			Expected Maturity Dates
Interest Rate Risk				2004	2005	2006	2007	2008	Thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
			(HK$ equivalent in million)
Off-balance sheet financial instruments
D.	Interest Rate Swaps and Options:
			Currency
	I.	Variable to Fixed
		Notional amount	HK$	5,250	3,600	2,400	550	700	—	12,500	(334)	15,650	(464)
		Interest pay rate		1.86%	5.52%	3.07%	5.01%	3.62%	—	3.38%	—	4.50%	—
		Interest receive rate		0.90%	1.94%	2.76%	3.38%	3.85%	—	1.83%	—	2.13%	—

	II.	Fixed to Variable
		Notional amount	US$	—	—	—	—	—	1,553	1,553	111	1,560	248
		Interest pay rate		—	—	—	—	—	5.78%	5.78%	—	5.46%	—
		Interest receive rate		—	—	—	—	—	7.50%	7.50%	—	7.50%	—

		Notional amount	HK$	2,200	200	1,450	—	500	1,468	5,818	189	5,700	322
		Interest pay rate		1.24%	2.07%	2.95%	—	4.15%	5.73%	3.08%	—	2.90%	—
		Interest receive rate		4.90%	5.30%	5.73%	—	6.12%	4.76%	5.19%	—	5.79%	—

	III.	Variable to Variable
		Notional amount	HK$	200	—	—	—	—	—	200	(0)	—	—
		Interest pay rate		0.81%	—	—	—	—	—	0.81%	—	—	—
		Interest receive rate		0.60%	—	—	—	—	—	0.60%	—	—	—

E.	Forward Rate Agreement:
		Notional amount	HK$	500	—	—	—	—	—	500	(0)
		Interest pay rate		0.67%	—	—	—	—	—	0.67%	—	—	—
		Interest receive rate		0.17%	—	—	—	—	—	0.17%	—	—	—

(1)	Fair value for off-balance sheet financial instruments represents the amount the Company would receive (pay) to close out the transactions.

			As of December 31, 2003								As of December 31, 2002
			Expected Maturity Dates
Currency Risk			2004	2005	2006	2007	2008	Thereafter	Total	Aggregate Fair Value	Total	Aggregate Fair Value
			(HK$ equivalent in million)
On-balance sheet financial instruments

A.	Capital Market Instruments:

	I.	US$
		Fixed Rate Notes	—	2,329	—	—	—	11,724	14,053	15,998	13,338	15,806
		Average Interest Rate	—	7.25%	—	—	—	7.34%	7.32%	—	7.49%	—

		Variable Rate Notes	—	194	—	—	—	—	194	194	920	920
		Average Interest Rate	—	3.40%	—	—	—	—	3.40%	—	2.68%	—

B.	Bank Loans:

	I.	US$
		Fixed Rate Notes	7	7	7	8	8	18	55	59	62	67
		Average Interest Rate	5.45%	5.45%	5.45%	5.45%	5.45%	5.45%	5.45%	—	5.45%	—

		Variable Rate Notes	7	7	7	8	8	18	55	55	62	62
		Average Interest Rate	2.18%	2.90%	3.53%	4.03%	4.44%	5.89%	3.91%	—	4.08%	—

	II.	Euro
		Fixed Rate Notes	22	22	22	22	23	58	169	169	159	160
		Average Interest Rate	4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	—	4.34%	—

	III.	Yen
		Variable Rate Notes	—	—	—	—	—	—	—	—	329	329
		Average Interest Rate	—	—	—	—	—	—	—	—	0.91%	—

	As of December 31, 2003									As of December 31, 2002
	Expected Maturity Dates
Currency Risk		2004	2005	2006	2007	2008	Thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
	(HK$ equivalent in million)
Off-balance sheet financial instruments

C. Cross Currency & Interest Rate Swaps:
	Currency

I. Yen to US$
Variable to Variable
Notional pay amount	US$	—	—	—	—	—	—	—	—	331	(4)
Notional receive amount	Yen	—	—	—	—	—	—	—	—	329	—
Interest pay rate		—	—	—	—	—	—	—	—	2.59%	—
Interest receive rate		—	—	—	—	—	—	—	—	0.91%	—

II. US$ to HK$
Fixed to Variable
Notional pay amount	HK$	1,555	1,936	—	—	—	2,721	6,212	551	6,213	774
Notional receive amount	US$	1,553	1,941	—	—	—	2,717	6,211	—	6,240	—
Interest pay rate		1.59%	2.47%	—	—	—	5.23%	3.46%	—	3.64%	—
Interest receive rate		7.50%	7.30%	—	—	—	6.64%	7.06%	—	7.44%	—

Fixed to Fixed
Notional pay amount	HK$	—	388	—	—	—	—	388	(43)	388	(43)
Notional receive amount	US$	—	388	—	—	—	—	388	—	390	—
Interest pay rate		—	8.00%	—	—	—	—	8.00%	—	8.00%	—
Interest receive rate		—	7.25%	—	—	—	—	7.25%	—	7.25%	—

Variable to Variable
Notional pay amount	HK$	233	390	—	—	—	6,005	6,628	15	6,179	(48)
Notional receive amount	US$	233	388	—	—	—	5,978	6,599	—	6,185	—
Interest pay rate		2.44%	2.12%	—	—	—	4.42%	4.21%	—	4.00%	—
Interest receive rate		3.48%	2.40%	—	—	—	4.33%	4.19%	—	3.60%	—

Variable to Fixed
Notional pay amount	HK$	—	—	—	—	—	—	—	—	233	(15)
Notional receive amount	US$	—	—	—	—	—	—	—	—	234	—
Interest pay rate		—	—	—	—	—	—	—	—	7.71%	—
Interest receive rate		—	—	—	—	—	—	—	—	1.24%	—

III. Euro to HK$
Fixed to Floating
Notional pay amount	HK$	20	20	20	20	20	51	151	29	172	1
Notional receive amount	Euro	22	22	22	22	23	58	169	—	159	—
Interest pay rate		(0.10)%	0.94%	1.76%	2.38%	2.85%	3.45%	2.19%	—	2.38%	—
Interest receive rate		4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	—	4.34%	—

(1)	Fair value for off-balance sheet financial instruments represents the amount the Company would receive (pay) to close out the transactions.

	As of December 31, 2003									As of December 31, 2002
	Expected Maturity Dates
Currency Risk		2004	2005	2006	2007	2008	Thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
Off-balance sheet financial instruments

D. Interest Rate Swaps and Options:

I. Fixed to Variable
Notional amount	US$	—	—	—	—	—	1,553	1,553	111	1,560	248
Interest pay rate		—	—	—	—	—	5.78%	5.78%	—	5.46%	—
Interest receive rate		—	—	—	—	—	7.50%	7.50%	—	7.50%	—

E. Foreign Exchange Forward Contracts

I. Euro (in Euro millions - Purchased)		14	5	1	—	—	—	20	38	229	12
Weighted Average Contract Rate (vs HKD)		7.8022	7.6139	7.5980	—	—	—	7.7437	—	7.7064	—

Euro (in Euro millions) - Sold)		2	3	1	1	—	—	7	(5)	—	—
Weighted Average Contract Rate (vs HKD)		9.0067	9.0292	8.9465	8.9262	—	—	8.9926	—	—	—

II. Swiss Franc (in CHF millions)		8	13	5	3	—	—	29	(4)	264	(20)
Weighted Average Contract Rate (vs HKD)		6.1967	6.4485	6.6797	7.0371	—	—	6.4767	—	6.3155	—

III. United States Dollar (in USD millions)		41	25	—	—	—	—	66	(2)	—	—
Weighted Average Contract Rate (vs HKD)		7.7431	7.7480	—	—	—	—	7.7449	—	—	—

(1)	Fair value for off-balance sheet financial instruments represents the amount the Company would receive (pay) to close out the transactions.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures

In the first half of 2004, an evaluation was carried out under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Finance Director, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures (as defined in Rule 15d-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Finance Director concluded that these disclosure controls and procedures were effective as of December 31, 2003.

During 2003, no change to the Group’s internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Board has determined that Mr. T. Brian Stevenson, the chairman of the Company’s audit committee, is an audit committee financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

Item 16B. Code of Ethics

The Executive Directorate has adopted a Code of Ethics for Senior Finance Officers, which applies to the Chief Executive Officer, Finance Director, General Manager–Financial Control & Treasury and all staff at the managerial level within the Financial Control, Treasury and Corporate Finance Departments of the Company.

The Company will provide any person without charge, upon request, a copy of the Code of Ethics for Senior Finance Officers. Any request should be addressed to the Company Secretary of the Company at MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong.

Item 16C. Principal Accountant Fees and Services

The following table summarizes the fees that the Company paid or accrued for services provided by KPMG for the fiscal years ended December 31, 2002 and 2003:

	2002		2003
	(in thousands)
Audit Fees	HK$	3,652	HK$	4,219
Audit Related Fees		224		181
Tax Fees		534		1,059
All Other Fees		149		67

Total	HK$	4,559	HK$	5,526

Audit Fees. This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes statutory audits required by non-U.S. jurisdictions.

Audit-Related Fees. This category consists primarily of fees for audits of the Company’s retirement schemes.

Tax Fees. This category consists of fees for consultation and tax compliance services.

All Other Fees. This category consists primarily of fees for professional services rendered in connection with the issuance of notes and the provision of technical training courses to senior management of the Company.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements.

Index to Financial Statements:

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Profit and Loss Accounts	F-2

Consolidated Balance Sheets	F-3

Consolidated Statements of Changes in Equity	F-4

Consolidated Cash Flow Statements	F-5

Notes to the Consolidated Financial Statements	F-6

Item 18. Financial Statements.

The Company has elected to provide the information required under Item 17 in lieu of Item 18.

Item 19. Exhibits.

Exhibits to this Annual Report:

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Mass Transit Railway Ordinance (incorporated herein by reference to the Registration Statement on Form F-3, filed by the Company and MTR Corporation (C.I.) Limited on September 10, 2001 (File No: 333-13904) (the “Form F-3”)).

1.2	Memorandum of Association of the Company (incorporated herein by reference to the Form F-3).

1.3	Articles of Association of the Company (as amended on June 3, 2004)

2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

2c.1	Indenture, dated October 1, 1995, between Mass Transit Railway Corporation (the predecessor of the Company) and The First National Bank of Chicago, as Trustee (incorporated herein by reference to the Form F-3).

2c.2	First Supplemental Indenture, dated January 25, 1999, between Mass Transit Railway Corporation (the predecessor of the Company) and The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

Exhibit Number	Description of Exhibit
2c.3	Second Supplemental Indenture, dated June 12, 2000, between the Company and Bank One Trust Company, N.A. as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

2c.4	Third Supplemental Indenture, dated as of September 7, 2001, between MTR Corporation Limited and Bank One Trust Company, N.A., as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

2c.5	Indenture, dated as of September 7, 2001, among MTR Corporation (C.I.) Limited, as Issuer, MTR Corporation Limited, as Guarantor, and Bank One Trust Company, N.A., as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

4.1	Operating Agreement, dated June 30, 2000, between Secretary for Transport (now known as Secretary for the Environment, Transport and Works) for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

4.2	Comfort Letter dated July 14, 2000 from Planning and Lands Bureau (now known as Housing, Planning and Lands Bureau) of the Government of the Hong Kong Special Administrative Region, to the Company regarding land matters relating to the privatization of the Company (incorporated herein by reference to the Form F-3).

4.3	Agreement dated June 30, 2000, in respect of the vesting of certain assets comprised in the Eastern Harbour Crossing, between The Secretary for the Treasury (now known as Secretary for Financial Services and the Treasury) for and on behalf of the Government of the Hong Kong Special Administrative Region, and the Company (incorporated herein by reference to the Form F-3).

4.4	Amendment and Restatement Agreement, dated June 30, 2000 in respect of The Memorandum of Understanding relating to the Eastern Harbour Crossing and The Airport Railway Operating and Maintenance Terms and The Project Agreement for the Design, Construction, Financing and Operating of the Tseung Kwan O Extension and The Letter Agreement relating to the Quarry Bay Congestion Relief Works, dated June 30, 2000, between Secretary for Transport (now known as Secretary for the Environment, Transport and Works) for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

4.5	Indemnity Agreement, dated September 22, 2000, in respect of the global share offering, among the Company, the Members of the Board and the Members of the Executive Directorate and the Government of the Hong Kong Special Administrative Region (incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed by the Company on June 20, 2001).

Exhibit Number	Description of Exhibit
4.6	Project Agreement for the design, construction, financing and operation of the Penny’s Bay Rail Link (now known as Disneyland Resort Line), dated July 24, 2002, between the Company and the Deputy Secretary for the Environment, Transport and Works for and on behalf of the Government (incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed by the Company on June 25, 2003).

7.1	Computation of Ratio of Debt to Shareholders’ Funds based on Hong Kong GAAP.

7.2	Computation of Ratio of Debt to Shareholders’ Equity based on US GAAP.

7.3	Computation of Ratio of Earnings to Fixed Charges based on Hong Kong GAAP.

7.4	Computation of Ratio of Earnings to Fixed Charges based on US GAAP.

8.1	Subsidiaries of the Company.

10.1	Memorandum on Performance Requirements between Commissioner for Transport for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

12.1	Certification of Chief Executive Officer required by Rule 15d-14(a) under the Exchange Act.

12.2	Certification of Finance Director required by Rule 15d-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 15d-14(b) under the Exchange Act.

13.2	Certification of Finance Director required by Rule 15d-14(b) under the Exchange Act.

23.1	Consent of KPMG, Independent Registered Public Accounting Firm.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MTR CORPORATION LIMITED

By:	/s/ Lincoln K.K. Leong
Lincoln K.K. Leong
Finance Director

Date: June 25, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of the Board

MTR Corporation Limited:

We have audited the accompanying consolidated balance sheets of MTR Corporation Limited and its subsidiaries (the “Group”) as of December 31, 2002 and 2003, the consolidated statements of changes in equity for the years ended December 31, 2002 and 2003, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Hong Kong and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in Hong Kong.

As discussed in Note 43A to the consolidated financial statements in 2003, the Group adopted on a retrospective basis Statement of Standard Accounting Practice 12 “Income Taxes”, issued by the Hong Kong Society of Accountants.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 47 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and in our opinion, the consolidated financial statements expressed in Hong Kong dollars have been translated into United States dollars on the basis set forth in Note 1Z to the consolidated financial statements.

/s/ KPMG

Hong Kong

March 2, 2004

MTR CORPORATION LIMITED

Consolidated Profit and Loss Account

Year ended December 31, in millions, except per share data

	NOTE	2001		2002		2003		2003
				(Note 43A)
Fare revenue	2
- MTR Lines		HK$	5,164	HK$	5,167	HK$	5,064	US$	652
- Airport Express Line			564		553		425		55
Station commercial and other revenue	3A		973		979		1,117		144
Rental and management income	3B		891		987		988		127

Turnover		HK$	7,592	HK$	7,686	HK$	7,594	US$	978
			-------		-------		-------		------
Staff costs and related expenses	4A		(1,647)		(1,579)		(1,643)		(212)
Energy and utilities			(501)		(502)		(546)		(70)
Operational rent and rates			(78)		(87)		(21)		(3)
Stores and spares consumed			(119)		(121)		(128)		(16)
Repairs and maintenance	4B		(437)		(435)		(477)		(61)
Railway support services			(110)		(89)		(80)		(10)
Expenses relating to station commercial and other businesses			(197)		(185)		(351)		(45)
Property ownership and management expenses			(159)		(167)		(198)		(26)
Project study and deferred expenditures written off	4C		(16)		(218)		(49)		(6)
General and administration expenses	4D		(179)		(184)		(167)		(22)
Other expenses	4D		(96)		(105)		(187)		(24)

Operating expenses before depreciation		HK$	(3,539)	HK$	(3,672)	HK$	(3,847)	US$	(495)
			-------		-------		-------		------

Operating profit from railway and related operations before depreciation		HK$	4,053	HK$	4,014	HK$	3,747	US$	483
Profit on property developments	6		3,248		3,755		5,369		691

Operating profit before depreciation		HK$	7,301	HK$	7,769	HK$	9,116	US$	1,174
Depreciation	7		(2,178)		(2,470)		(2,402)		(309)

Operating profit before interest and finance charges		HK$	5,123	HK$	5,299	HK$	6,714	US$	865
Interest and finance charges	8	HK$	(874)	HK$	(1,125)	HK$	(1,539)	US$	(198)
Share of profit of non-controlled subsidiary	18		29		39		23		3

Profit before taxation		HK$	4,278	HK$	4,213	HK$	5,198	US$	670
Income tax	12A		—		(634)		(748)		(97)

Profit attributable to shareholders	9	HK$	4,278	HK$	3,579	HK$	4,450	US$	573

Dividends	10
Interim dividend declared and paid during the year		HK$	703	HK$	717	HK$	734	US$	94
Final dividend proposed after the balance sheet date			1,415		1,444		1,481		191

		HK$	2,118	HK$	2,161	HK$	2,215	US$	285

Earnings per share:	11
- Basic		HK$	0.85	HK$	0.70	HK$	0.85	US$	0.11
- Diluted		HK$	0.85	HK$	0.70	HK$	0.85	US$	0.11

The accompanying notes are an integral part of these consolidated financial statements

MTR CORPORATION LIMITED

Consolidated Balance Sheet

As of December 31, in millions

	NOTE	2002		2003		2003
		(Note 43A)
Assets
Fixed assets	14
- Investment properties		HK$	10,267	HK$	14,169	US$	1,825
- Other property, plant and equipment			84,003		82,752		10,658

		HK$	94,270	HK$	96,921	US$	12,483
Railway construction in progress	15		109		181		23
Property development in progress	16A		2,870		2,309		297
Deferred expenditure	17		106		104		13
Interest in non-controlled subsidiary	18		87		110		14
Staff housing loans	20		84		67		9
Properties held for sale	21		794		812		105
Stores and spares	22		259		249		32
Debtors, deposits and payments in advance	23		727		1,153		149
Amounts due from the Government and other related parties	24		95		84		11
Cash and cash equivalents	25		1,718		376		48

		HK$	101,119	HK$	102,366	US$	13,184

Liabilities
Bank overdrafts	26B	HK$	34	HK$	12	US$	2
Short-term loans	26B		—		353		45
Creditors, accrued charges and provisions	28		3,760		3,420		440
Taxes payable	33A		1		2		—
Contract retentions	29		496		311		40
Amounts due to the Government and other related parties	30		209		161		21
Loans and obligations under finance leases	26B		33,474		31,660		4,078
Deferred liabilities	31		85		86		11
Deferred income	32		6,226		5,061		652
Deferred tax liabilities	33B		3,252		4,000		515

		HK$	47,537	HK$	45,066	US$	5,804

Minority interests		HK$	8	HK$	8	US$	1

Net assets		HK$	53,574	HK$	57,292	US$	7,379

Shareholders’ funds
Share capital, share premium and capital reserve	34	HK$	33,910	HK$	35,086	US$	4,519
Other reserves	35		19,664		22,206		2,860

		HK$	53,574	HK$	57,292	US$	7,379

The accompanying notes are an integral part of these consolidated financial statements

MTR CORPORATION LIMITED

Consolidated Statement of Changes in Equity

Year ended December 31, in millions

	NOTE	2002		2003		2003
		(Note 43A)
Balance as at January 1, as previously reported		HK$	53,848	HK$	56,827	US$	7,319
Prior period adjustment arising from change in accounting policy with respect to deferred tax	43A		(2,620)		(3,253)		(419)

Balance as at January 1, as restated		HK$	51,228	HK$	53,574	US$	6,900

(Deficit) / Surplus on revaluation of investment properties	35	HK$	(112)	HK$	276	US$	36
Deficit on revaluation of self-occupied office land and buildings, net of deferred tax	35		(92)		(6)		(1)

Net (losses) / profits not recognized in the consolidated profit and loss account		HK$	(204)	HK$	270	US$	35

Net profit for the year, as previously reported		HK$	4,212
Prior period adjustment arising from change in accounting policy with respect to deferred tax			(633)

Net profit for the year (2002: as restated)		HK$	3,579	HK$	4,450	US$	573

Dividends approved during the year	10	HK$	(2,132)	HK$	(2,178)	US$	(280)

Shares issued under	34
- Employee Share Option Scheme		HK$	37	HK$	88	US$	11
- Scrip Dividend Scheme			1,066		1,088		140

Net increase in shareholders’ funds arising from capital transactions		HK$	1,103	HK$	1,176	US$	151

Balance as at December 31		HK$	53,574	HK$	57,292	US$	7,379

The accompanying notes are an integral part of these consolidated financial statements

MTR CORPORATION LIMITED

Consolidated Cash Flow Statement

Year ended December 31, in millions

	NOTE	2001		2002		2003		2003
Cash flows from operating activities
Operating profit from railway and related operations before depreciation		HK$	4,053	HK$	4,014	HK$	3,747	US$	483
Adjustments for:
Decrease in provision for staff housing loans			(2)		(1)		—		—
(Decrease) / Increase in provision for obsolete stock			(1)		(1)		7		1
Loss on disposal of fixed assets			6		17		16		2
Deficit on revaluation of self-occupied office land and buildings			—		—		69		9
Project study and deferred expenditures written off			—		209		21		3
Amortization of deferred income from lease transaction			—		—		(4)		(1)
Gain on disposal of investment in a non-controlled subsidiary			(12)		—		—		—
Exchange (gain) / loss			(4)		1		1		—

Operating profit from railway and related operations before working capital changes		HK$	4,040	HK$	4,239	HK$	3,857	US$	497
Decrease / (Increase) in debtors, deposits and payments in advance		HK$	82	HK$	(80)	HK$	(217)	US$	(28)
Decrease in stores and spares			15		3		4		—
Increase in creditors, accrued charges and provisions			18		66		196		25

Cash generated from operations		HK$	4,155	HK$	4,228	HK$	3,840	US$	494
Overseas tax paid			—		—		(3)		—

Net cash generated from operating activities		HK$	4,155	HK$	4,228	HK$	3,837	US$	494

Cash flows from investing activities
Capital expenditure
- Tseung Kwan O Extension Project		HK$	(3,033)	HK$	(2,336)	HK$	(679)	US$	(87)
- Penny’s Bay Rail Link			(46)		(151)		(457)		(59)
- Property development projects			(746)		(377)		(88)		(11)
- Purchase of assets and other capital projects			(2,788)		(2,323)		(1,446)		(186)
Receipts from property developers			350		2,646		675		87
Proceeds from properties sold			—		127		180		23
Receipts on disposal of fixed assets			—		1		3		—
Proceeds received on reduction of investment in a non-controlled subsidiary			25		9		—		—
Acquisition of subsidiaries, net of cash acquired			—		6		—		—
Loans made under Staff Housing Loan Scheme			(3)		—		—		—
Principal repayments under Staff Housing Loan Scheme			513		44		17		2

Net cash used in investing activities		HK$	(5,728)	HK$	(2,354)	HK$	(1,795)	US$	(231)

Cash flows from financing activities
Shares issued		HK$	18	HK$	37	HK$	88	US$	11
Drawdown of loans			11,153		3,731		7,441		958
Repayment of loans			(6,843)		(1,399)		(8,803)		(1,134)
Reduction in capital element of finance lease			(133)		(142)		(103)		(13)
Receipts of deferred income from lease transaction			—		—		141		18
(Release) / Collection of refundable deposits and asset replacement reserve funds			(2)		4		(3)		—
Interest paid			(1,869)		(1,690)		(1,643)		(212)
Interest received			22		27		14		2
Interest element of finance lease rental payments			(68)		(58)		(47)		(6)
Finance charges paid			(68)		(19)		(32)		(4)
Dividend paid			(601)		(847)		(415)		(53)

Net cash generated from / (used in) financing activities		HK$	1,609	HK$	(356)	HK$	(3,362)	US$	(433)

Net increase / (decrease) in cash and cash equivalents		HK$	36	HK$	1,518	HK$	(1,320)	US$	(170)
Cash and cash equivalents at January 1			130		166		1,684		217

Cash and cash equivalents at December 31	25	HK$	166	HK$	1,684	HK$	364	US$	47

The accompanying notes are an integral part of these consolidated financial statements

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002, 2003

1	Principal Accounting Policies

A	BASIS OF PREPARATION OF ACCOUNTS

i    These accounts have been prepared in compliance with the Hong Kong Companies Ordinance. These accounts have also been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all Statements of Standard Accounting Practice (“SSAPs”) and Interpretations) issued by the Hong Kong Society of Accountants (“HKSA”), accounting principles generally accepted in Hong Kong and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

ii    The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment properties and self-occupied office land and buildings.

B	BASIS OF CONSOLIDATION

The consolidated accounts include the accounts of the Company and all its subsidiaries except for a non-controlled subsidiary (see note 1D) (the “Group”) made up to 31 December each year. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from or to the date of their acquisition or disposal, as appropriate. All material inter-company transactions and balances are eliminated on consolidation.

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

Intra-group balances and transactions, and any unrealized profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from liabilities and the shareholders’ equity. Minority interests in the results of the Group for the year are also separately presented in the profit and loss account.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

Where losses attributable to the minority exceed the minority interest in the net assets of a subsidiary, the excess, and any further losses attributable to the minority, are charged against the Group’s interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. All subsequent profits of the subsidiary are allocated to the Group until the minority’s share of losses previously absorbed by the Group has been recovered.

Investments in subsidiaries are carried in the Company’s balance sheet at cost less any impairment losses (see note 1F).

D	NON-CONTROLLED SUBSIDIARY

Octopus Cards Limited (“OCL”) is regarded as a jointly controlled entity as the Group does not have effective control over the Board of OCL. The investment in OCL is accounted for in the consolidated accounts of the Company using the equity method which is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of OCL’s net assets. The consolidated profit and loss account reflects the Group’s share of the results of OCL for the year.

Unrealized profits and losses resulting from transactions between the Group and OCL are eliminated to the extent of the Group’s interest in OCL, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in the profit and loss account.

In the Company’s balance sheet, its investment in OCL is stated at cost less impairment losses, if any.

E	FIXED ASSETS

i    Investment properties with an unexpired lease term of more than 20 years are stated in the balance sheet at open market value as determined annually by independent professionally qualified valuers.

Changes in the value of investment properties arising upon revaluations are treated as movements in the investment property revaluation reserve, except:

•	where the balance of the investment property revaluation reserve is insufficient to cover a revaluation deficit on a portfolio basis, the excess of the deficit is charged to the profit and loss account; and

•	where a revaluation deficit had previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is firstly credited to the profit and loss account to the extent of the deficit previously charged to the profit and loss account, and is thereafter taken to the investment property revaluation reserve.

On disposal of an investment property, the related portion of the investment property revaluation reserve is transferred to the profit and loss account.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

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

(b)    Self-occupied office land and buildings are stated in the balance sheet at open market value on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation. Revaluations are performed by independent qualified valuers every year. Changes in the value of self-occupied office land and buildings arising upon revaluations are treated as movements in the fixed asset revaluation reserve, except:

•	where the balance of the fixed asset revaluation reserve relating to a self-occupied office land and building is insufficient to cover a revaluation deficit of that property, the excess of the deficit is charged to the profit and loss account; and

•	where a revaluation deficit had previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is firstly credited to the profit and loss account to the extent of the deficit previously charged to the profit and loss account, and is thereafter taken to the fixed asset revaluation reserve.

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

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases. Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group’s depreciation policies. Impairment losses are accounted for in accordance with the accounting policies on impairment of assets. Revenue arising from operating leases is recognized in accordance with the Group’s revenue recognition policies as set out in note 1S.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

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

F	IMPAIRMENT OF ASSETS

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:

•	fixed assets (other than properties carried at revalued amounts);

•	railway construction in progress;

•	property development in progress;

•	deferred expenditure; and

•	investments in subsidiaries.

If any such indication exists, the asset’s recoverable amount is estimated.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (ie a cash-generating unit).

An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount.

An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount of the asset.

A reversal of impairment losses is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognized.

G	DEPRECIATION

i    Investment properties with an unexpired lease term of more than 20 years are not depreciated.

ii    Fixed assets other than investment properties and assets under construction are depreciated on a straight line basis at rates sufficient to write off their cost or valuation over their estimated useful lives as follows:

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

Leasehold Land and Buildings
Self-occupied office land and buildings	the shorter of 50 years and the unexpired term of the lease
Leasehold land for railway depots	the unexpired term of the lease

Civil Works
Rails (initial cost)	Indefinite (Note)
Excavation and boring	Indefinite
Tunnel linings, underground civil structures, overhead structures and immersed tubes	100 years
Station building structures	80 -100 years
Depot structures	80 years
Concrete kiosk structures	20 years
Station architectural finishes	20 - 30 years

Plant and Equipment
Rolling stock	7 - 40 years
Platform screen doors	35 years
Environmental control systems, lifts and escalators, fire protection and drainage system	20 - 30 years
Power supply systems	20 - 40 years
Automatic fare collection systems, metal station kiosks, and other mechanical equipment	20 years
Fixture and fitting	10 - 15 years
Train control and signalling equipment, station announcement systems, telecommunication systems and advertising panels	15 years
Maintenance equipment, office furniture and equipment	10 years
Computer software licenses and applications	5 - 7 years
Cleaning equipment, computer equipment and tools	5 years
Motor vehicles	4 years

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

iv    Depreciation on assets held under finance leases is provided at rates designed to write off the cost of the asset in equal annual amounts over the shorter of the lease term or the anticipated useful life of the asset as set out above, except in cases where title to the asset will be acquired by the Group at the end of the lease where depreciation is provided at rates designed to write off the cost of the asset in equal amounts over the anticipated useful life of the assets.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

H	CONSTRUCTION COSTS

i    Costs incurred by the Group in respect of feasibility studies on proposed railway related construction projects (including consultancy fees, in-house staff costs and overheads) are dealt with as follows:

•	where the proposed projects are at a preliminary review stage with no certainty of materializing, the costs concerned are written off to the profit and loss account; and

•	where the proposed projects are at a detailed study stage, having been agreed in principle by the Board of Directors based on a feasible financial plan, the costs concerned are dealt with as deferred expenditure until such time as a project agreement is reached with the Government, whereupon the costs are transferred to railway construction in progress.

ii    After entering into a project agreement with the Government, all costs incurred in the construction of the railway are dealt with as railway construction in progress until commissioning of the railway line, whereupon the relevant construction costs are transferred to fixed assets.

I	PROPERTY DEVELOPMENT

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

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

v    Profits arising from the development of properties undertaken in conjunction with property developers are recognized in the profit and loss account as follows:

•	where the Group receives payments from developers at the commencement of the project, profits arising from such payments are recognized when the foundation and site enabling works are complete and acceptable for development, and after taking into account the outstanding risks and obligations, if any, retained by the Group in connection with the development;

•	where the Group receives a share of proceeds from sale of the development, profits arising from such proceeds are recognized upon the issue of occupation permits provided the amounts of revenue and costs can be measured reliably; and

•	where the Group receives a distribution of the assets of the development upon completion of construction, profit is recognized based on the fair value of such assets at the time of receipt.

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

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

J	JOINTLY CONTROLLED OPERATIONS

The arrangements entered into by the Group with developers for property developments along the Airport Railway and the Tseung Kwan O Line are considered to be jointly controlled operations pursuant to SSAP 21 “Accounting for interests in joint ventures”. Pursuant to the development arrangements, the Group is normally responsible for its own costs, including in-house staff costs and the costs of enabling works, and the developers normally undertake to pay for all other project costs such as land premium, construction costs, professional fees, etc. Such costs are deductible from the proceeds of sale before surplus proceeds are shared. In respect of its interests in such operations, the Group accounts for the costs of enabling works net of up-front payments received as property development in progress. In cases where up-front payments received from developers exceed the related expenditures incurred by the Group, such excess is recorded as deferred income. Expenses incurred by the Group on staff, overhead and consultancy fees in respect of these developments are also capitalized as property development in progress. The Group’s share of income earned from such operations is recognized in the profit and loss account in accordance with note 1I after netting off any related balance in the property development in progress account at that time.

K	DEFEASANCE OF LONG-TERM LEASE PAYMENTS

Where commitments to make long-term lease payments have been defeased by the placement of securities, those commitments and securities (and income and charges arising therefrom) have been netted off in order to reflect the overall commercial effect of the arrangements. These transactions are not accounted for as leases and these liabilities and investment in securities are not recognized as obligations and assets. Any net amount of cash received from such transactions is accounted for as deferred income and is amortized over the terms of the respective lease.

L	STORES AND SPARES

Stores and spares used for railway and business operation are categorized as either revenue or capital. Revenue items are stated in the balance sheet at cost, using the weighted average cost method. Provision is made for obsolescence where appropriate. Capital items are included in fixed assets and stated at cost less aggregate depreciation and impairment losses. Depreciation is charged at the rates applicable to the relevant fixed assets against which the capital spares are held in reserve.

M	LONG-TERM CONSULTANCY CONTRACTS

The accounting policy for contract revenue is set out in note 1S(iii). When the outcome of a fixed-price consultancy contract can be estimated reliably, contract costs are recognized as expense by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. When the outcome of a consultancy contract cannot be estimated reliably, contract costs are recognized as an expense in the period in which they are incurred.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

Consultancy contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognized profit less recognized losses and progress billings, and are presented in the balance sheet as the “Gross amount due from customers for contract work” (as an asset) or the “Gross amount due to customers for contract work” (as a liability), as applicable. Progress billings not yet paid by the customer are included in the balance sheet under “Debtors, deposits and payments in advance”. Amounts received before the related work is performed are included in the balance sheet, as a liability, under “Creditors, accrued charges and provisions”.

N	CASH EQUIVALENTS

Cash and cash equivalents comprise cash at banks and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

O	EMPLOYEE BENEFITS

i    Salaries, annual leave, leave passage allowance and other costs of non-monetary benefits are accrued and recognized as an expense in the year in which the associated services are rendered by employees of the Group, except those benefits incurred for project staff in respect of construction projects and capital works, which are capitalized as part of the cost of the qualifying assets.

ii    Contributions to defined contribution retirement plans, including contributions to Mandatory Provident Funds (“MPF”) as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as an expense in the profit and loss account as incurred, except those contributions on project staff incurred in respect of construction projects and capital works, which are capitalized as part of the cost of the qualifying assets.

iii    The Group’s net obligation in respect of defined benefit retirement plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior years; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bond that have maturity dates approximating the terms of the Group’s obligations. If there is no deep market in such bonds, the market yield on government bonds would be used. The calculation is performed by a qualified actuary using the projected unit credit method.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

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

In calculating the Group’s obligation in respect of a plan, to the extent that any cumulative unrecognized actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognized in the profit and loss account over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized.

Where the calculation of the Group’s net obligation results in a negative amount, the asset recognized is limited to the net total of any cumulative unrecognized net actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

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

P	RETIREMENT SCHEMES

The Group operates an Occupational Retirement Scheme (the “MTR Corporation Limited Retirement Scheme”), which is supplemented by a top-up scheme (“MTR Corporation Limited Retention Bonus Scheme”) mainly for project staff to provide extra benefits in the event of redundancy.

In addition, the Group has set up a MPF Scheme by participating in a master trust scheme provided by an independent MPF service provider to comply with the requirements under the MPF Ordinance.

Employer’s contributions to the defined contribution section of the MTR Corporation Limited Retirement Scheme and the MPF Scheme are recognized in the accounts in accordance with the policy set out in note 1O(ii).

The employer’s contributions paid and payable in respect of employees of the hybrid benefit section of the MTR Corporation Limited Retirement Scheme, as calculated annually by independent actuaries in accordance with the Retirement Scheme Rules and provisions of the Occupational Retirement Schemes Ordinance, are used to satisfy the pension expenses recognized in the accounts according to note 1O(iii). Any deficit or surplus thereof will be dealt with in the balance sheet as accrued or prepaid benefit expenses, as the case may be.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

Q	INCOME TAX

i    Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Income tax is recognized in the profit and loss account except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

ii    Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

iii    Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination) and investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

iv    Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

•	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

R	PROVISIONS AND CONTINGENT LIABILITIES

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

S	REVENUE RECOGNITION

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

iii    Contract revenue is recognized when the outcome of a consultancy contract can be estimated reliably. Contract revenue is recognized using the percentage of completion method, measured by reference to the percentage of contract costs incurred to date to estimated total contract costs for the contract. When the outcome of a consultancy contract cannot be estimated reliably, revenue is recognized only to the extent of contract costs incurred that it is probable will be recoverable.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

iv    Rental income from investment properties, station kiosks and other railway premises under operating leases is accounted for in accordance with the terms of the leases. Lease incentives granted are recognized in the profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognized as income in the accounting period in which they are earned. Property management income is recognized when the services are provided.

T	OPERATING LEASE CHARGES

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

U	INTEREST AND FINANCE CHARGES

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

The differentials paid and received on interest rate swap agreements are accrued and recognized as adjustments to interest expense.

V	FOREIGN CURRENCY TRANSLATION

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

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

W	SEGMENT REPORTING

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group’s internal financial reporting system, the Group has chosen business segment information as the primary reporting format. As substantially all the principal activities of the Group are carried out in Hong Kong, no geographical segment information is provided.

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

X	RELATED PARTIES

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Y	GOVERNMENT GRANTS

Government grants are assistance by Government in the form of transfer of resources in return for the Company’s compliance to the conditions attached to it. Government grant, which represents compensation for the cost of an asset, will be deducted from the cost of the asset in arriving at its carrying value to the extent of the amounts received and receivable as at the date of the balance sheet. Any excess of the amount of grant received or receivable over the cost of the asset at the balance sheet date will be carried forward as advance receipts to set off future cost of the asset.

Z	TRANSLATION OF 2003 CONSOLIDATED FINANCIAL STATEMENTS TO UNITED STATES DOLLARS

The Group publishes its consolidated financial statements expressed in Hong Kong Dollars. In these consolidated financial statements references to “US Dollars” or “US$” are to United States Dollars and references to “Hong Kong Dollars” or “HK$” are to Hong Kong Dollars. Solely for the convenience of the reader, the 2003 consolidated financial statements have been translated into US Dollars at the specified rate below. These translations should not be construed as representations that the Hong Kong Dollar amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. The translation of Hong Kong Dollars into US Dollars have been made at the rate of US$1.00 to HK$7.764 which was the noon buying rate in New York City for cable transfers in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

2	Fare Revenue

The MTR Lines comprise the Kwun Tong, Tsuen Wan, Island, Tung Chung and Tseung Kwan O Lines. The fare revenue attributable to the Tseung Kwan O Line relates to the period after the line commenced operation on August 18, 2002.

3	Non-fare Revenue in millions

A	STATION COMMERCIAL AND OTHER REVENUE

	2001		2002		2003
Station commercial and other revenue comprises:
Advertising	HK$	428	HK$	399	HK$	386
Kiosk rental		221		238		275
Telecommunication income		173		186		198
Consultancy income		32		63		143
Miscellaneous business revenue		119		93		115

	HK$	973	HK$	979	HK$	1,117

B	RENTAL AND MANAGEMENT INCOME

	2001		2002		2003
Rental income was attributable to:
Telford Plaza	HK$	368	HK$	387	HK$	365
Luk Yeung Galleria		112		113		114
Paradise Mall		89		124		119
Maritime Square		196		200		209
Other properties		52		73		81

	HK$	817	HK$	897	HK$	888
Management income		73		85		94
Property agency income		1		5		6

	HK$	891	HK$	987	HK$	988

Included in rental income is service income of HK$63 million (2002: HK$64 million; 2001: HK$62 million) relating to the provision of air conditioning services.

4	Operating Expenses before Depreciation in millions

A    Included in staff costs and related expenses are the following retirement expenses:

	2001		2002		2003
Contributions to defined contribution plans and Mandatory Provident Fund	HK$	12	HK$	13	HK$	13
Increase in liability for defined benefit plans (Note 37C)		176		149		156

	HK$	188	HK$	162	HK$	169

Other staff costs and related expenses of HK$943 million (2002: HK$1,150 million; 2001: HK$1,262 million) are included in construction projects, capital and revenue works, and non-fare related operations.

B    Repairs and maintenance costs relate mainly to contracted maintenance and revenue works. Other routine repairs and maintenance works are performed by in-house operations, the costs of which are included under staff costs and stores and spares consumed.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

C    Project study and deferred expenditures written off comprise:

	2001		2002		2003
West Island Link (Note 17)	HK$	—	HK$	—	HK$	21
Shatin Central Link (Note 17)		—		42		—
North Island Link (Note 17)		—		85		—
Airport Railway improvement works in connection with North Island Link		—		63		—
Others		16		28		28

	HK$	16	HK$	218	HK$	49

D    Included in general and administration expenses and other expenses are the following charges:

	2001		2002		2003
Auditors’ remuneration
- audit services	HK$	3	HK$	3	HK$	3
- other services		1		1		1
Deficit on revaluation of self-occupied office land and buildings (Note 14D)	HK$	—	HK$	—	HK$	69
Loss on disposal of fixed assets	HK$	6	HK$	17	HK$	16
Operating lease expenses:
Office buildings and staff quarters	HK$	15	HK$	12	HK$	12
Less: Amount capitalized		10		9		5

	HK$	5	HK$	3	HK$	7

Other services under auditors’ remuneration include an amount of HK$0.4 million (2002: HK$0.5 million; 2001: HK$0.4 million) relating to tax compliance services provided during the year.

5	Remuneration of Members of the Board and the Executive Directorate in millions

A	REMUNERATION OF MEMBERS OF THE BOARD AND THE EXECUTIVE DIRECTORATE

i    The aggregate emoluments of the Members of the Board and the Executive Directorate of the Company disclosed pursuant to section 161 of the Hong Kong Companies Ordinance were as follows:

	2001		2002		2003
Fees	HK$	2	HK$	2	HK$	2
Salaries, housing allowances and other benefits-in-kind		28		29		28
Variable remuneration related to performance		4		3		3
Retirement scheme contributions		4		4		4

	HK$	38	HK$	38	HK$	37

The above emoluments do not include realized gains on exercise of share options amounting to HK$8.7 million (2002: HK$0.2 million; 2001: HK$0.6 million) in respect of certain Members of the Executive Directorate.

Non-executive directors of the Company are not appointed for a specific term but are subject (save as those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong)) to retirement by rotation and re-election at the Company’s annual general meetings in accordance with Articles 87 and 88 of the Company’s Articles of Association.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

ii    The gross emoluments (excluding share option benefit) of the Members of the Board and the Members of the Executive Directorate were within the following bands:

	2001	2002	2003
EMOLUMENTS	NUMBER
HK$0 - HK$250,000	9	13	8
HK$500,001 - HK$1,000,000	—	1	2
HK$3,500,001 - HK$4,000,000	—	1	—
HK$4,000,001 - HK$4,500,000	—	1	3
HK$4,500,001 - HK$5,000,000	5	4	2
HK$5,000,001 - HK$5,500,000	1	—	1
HK$6,000,001 - HK$6,500,000	—	—	1
HK$7,500,001 - HK$8,000,000	1	1	—

	16	21	17

The information shown in the above table includes the five highest paid employees. The independent non-executive directors’ emoluments are included in the first remuneration band except the non-executive Chairman, whose emolument is included in the second remuneration band. Emolument of the ex-Chairman, Jack C K So who resigned on July 20, 2003, is included under the highest remuneration band in 2001, 2002 and 2003.

iii    The remuneration details (excluding share option benefit) of the current members of the Executive Directorate are shown below:

	2002		2003
	TOTAL		BASE PAY, ALLOWANCE, RETIREMENT SCHEME CONTRIBUTION AND BENEFITS		VARIABLE REMUNERATION RELATED TO PERFORMANCE		TOTAL
Chief Executive Officer (“CEO”)*	HK$	—	HK$	0.56	HK$	0.12	HK$	0.68
Finance Director #		3.96		3.88		0.42		4.30
Human Resources Director		4.49		4.03		0.42		4.45
Legal Director and Secretary		4.72		4.25		0.42		4.67
Operations Director		4.78		4.68		0.43		5.11
Project Director		4.72		4.22		0.43		4.65
Property Director		4.52		4.04		0.42		4.46

	HK$	27.19	HK$	25.66	HK$	2.66	HK$	28.32

*	Appointed in December 2003
#	Appointed in February 2002

As the current disclosure of remuneration details by post is adopted for the first time in 2003, no comparative figures were produced for 2001.

iv    The CEO will be entitled to receive 700,000 shares in the Company (or their equivalent value in cash) on completion of his three-year contract (i.e. November 30, 2006). The final number of shares (or cash amount) delivered may be adjusted to reflect relevant changes (if any) in the Company’s share capital after his appointment. This ensures that the CEO’s compensation is closely tied to the Company’s longer-term performance and aligns his interests with those of shareholders. In certain limited circumstances, the CEO may be entitled to receive some or all of the shares (or the cash amount) prior to completion of his contract.

The restricted shares were offered in order to provide a sufficiently competitive level of compensation and to ensure the CEO’s total pay is more closely tied to the performance of the Company.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

B	SHARE OPTIONS

Options exercised and outstanding in respect of each Member of the Executive Directorate as at December 31, 2003 are set out under the paragraph “Board Members and Executive Directorate’s Interest in Shares” of the Report of the Members of the Board. Details of the options granted to Members of the Executive Directorate are as follows:

i    Pre-Global Offering Share Option Scheme

Under the Company’s Pre-Global Offering Share Option Scheme (“Pre-IPO Option Scheme”) described in note 42A, Jack C K So (ex-Chairman) and each of the other Members of the Executive Directorate, except C K Chow and Lincoln K K Leong, were granted options on September 20, 2000 to acquire 1,599,000 and 1,066,000 shares respectively. C K Chow and Lincoln K K Leong joined the Company on December 1, 2003 and February 1, 2002 respectively and are not beneficiaries of the Pre-IPO Option Scheme.

Under the vesting terms of the Pre-IPO Option Scheme, each eligible Member of the Executive Directorate must continue to beneficially own (i) at all times after October 26, 2001, at least 40,000 shares in the case of the ex-Chairman and at least 23,000 shares in the case of other Members of the Executive Directorate, and (ii) at all times after October 26, 2002, at least 80,000 shares in the case of the ex-Chairman and at least 46,000 shares in the case of other Members of the Executive Directorate.

Options exercised and outstanding in respect of each Member of the Executive Directorate as at December 31, 2003 are as follows:

Executive Directorate	Date granted	No. of options granted	Period during which rights exercisable (month/day/year)	Options outstanding as at January 1, 2003	Options vested during the year	Options lapsed during the year	Options exercised during the year	Price per share paid on exercise of options		Options outstanding as at December 31, 2003	Weighted average closing price of shares immediately before the date(s) on which options were exercised
Philip Gaffney	9/20/2000	1,066,000	4/5/2001-9/11/2010	1,022,000	355,000	—	—		—	1,022,000		—
Russell John Black	9/20/2000	1,066,000	4/5/2001-9/11/2010	1,022,000	355,000	—	1,022,000	HK$	8.44	—	HK$	10.48
William Chan Fu-keung	9/20/2000	1,066,000	4/5/2001-9/11/2010	1,022,000	355,000	—	200,000	HK$	8.44	822,000	HK$	10.38
Thomas Ho Hang-kwong	9/20/2000	1,066,000	4/5/2001-9/11/2010	1,021,000	355,000	—	400,000	HK$	8.44	621,000	HK$	10.43
Leonard Bryan Turk	9/20/2000	1,066,000	4/5/2001-9/11/2010	1,022,500	355,000	—	1,022,500	HK$	8.44	—	HK$	10.61

ii    New Joiners Share Option Scheme

Under the New Joiners Share Option Scheme (“New Option Scheme”) as described in note 42B, Lincoln K K Leong, a Member of the Executive Directorate, was granted options to acquire 1,066,000 shares on August 1, 2003.

The options will be vested in three equal annual instalments and under the vesting terms of the New Option Scheme, the grantee must continue to beneficially own (i) at all times on and after August 4, 2004, at least 23,000 shares; and (ii) at all times on and after August 4, 2005, at least 46,000 shares.

Options outstanding in respect of Lincoln K K Leong as at December 31, 2003 are as follows:

Executive Directorate	Date granted	No. of options granted	Period during which rights exercisable (month/day/year)	Options outstanding as at January 1, 2003	Options vested during the year	Options lapsed during the year	Options exercised during the year	Price per share paid on exercise of options	Options outstanding as at December 31, 2003	Weighted average closing price of shares immediately before the date(s) on which options were exercised
Lincoln Leong Kwok-kuen	8/1/2003	1,066,000	7/14/2004-7/14/2013	—	—	—	—	—	1,066,000	—

6	Profit on Property Developments in millions

	2001		2002		2003
Profit on property developments comprises:
Transfer from deferred income (Note 16B)	HK$	2,110	HK$	2,548	HK$	1,286
Share of surplus from development		1,096		6		7
Profit on sale of properties held for sale		—		—		44
Profit recognized from sharing in kind		56		1,203		4,034
Other overhead costs		(14)		(2)		(2)

	HK$	3,248	HK$	3,755	HK$	5,369

Included in profit on sale of properties held for sale are write-down provision of properties held for sale of HK$16 million (2002: HK$44 million; 2001: Nil) and cost of properties sold of HK$243 million (2002: HK$118 million; 2001: Nil).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

7	Depreciation in millions

A	DEPRECIATION

Depreciation for the year ended December 31, 2003 includes full year’s charges relating to assets of the Tseung Kwan O Line capitalized upon commissioning in August 2002. Depreciation for the year comprised charges on:

	2001		2002		2003
Railway operations
- on fixed assets held under finance leases	HK$	19	HK$	19	HK$	19
- on other railway fixed assets		2,036		2,321		2,251
Assets relating to station advertising, kiosk and miscellaneous businesses		97		106		109
Unallocated corporate assets		26		24		23

	HK$	2,178	HK$	2,470	HK$	2,402

B	CHANGE IN DEPRECIATION RATES

In accordance with the Company’s policy to conduct asset life review at regular intervals, a review of the estimated useful lives of the Company’s fixed assets was carried out during the year, taking into account the assets’ actual condition, level of technical obsolescence, future maintenance and replacement programmes as well as depreciation lives adopted by international rail transportation companies. As a result of the review, the estimated useful lives of certain assets were changed. The changes took effect from January 1, 2003 with the following resultant financial effects for the year:

ASSET CATEGORY	TYPICAL USEFUL LIFE WITHIN ASSET CATEGORY		NET DECREASE / (INCREASE) IN DEPRECIATION CHARGE
	ORIGINAL LIFE (YEARS)	REVISED LIFE (YEARS)
			(millions)
Rolling stock	10-40	7-40	HK$	20
Power supply and environmental control systems	20-30	20-40		71
Station architectural finishes	20-25	20-30		60
Fixture and fitting	10	10-15		30
Automatic fare collection systems	15	20		11
Fire protection and drainage systems	20-25	20-30		21
Station announcement and telecommunication systems	10	15		29
Computer software licenses and applications	7	5 - 7		(10)

			HK$	232

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

8	Interest and Finance Charges in millions

	2001		2002		2003
Interest expenses in respect of:
Bank loans and overdrafts, and capital market instruments wholly repayable within 5 years	HK$	910	HK$	823	HK$	680
Capital market instruments not wholly repayable within 5 years		861		867		901
Obligations under finance leases		64		53		43

	HK$	1,835	HK$	1,743	HK$	1,624
		-------		------		------
Finance charges	HK$	88	HK$	28	HK$	36
		-------		------		------
Exchange gain	HK$	(1)	HK$	—	HK$	(7)
		-------		------		------
Interest expenses capitalized:
Tseung Kwan O Extension Project	HK$	(661)	HK$	(423)	HK$	—
Property projects		(144)		(86)		—
Other capital projects		(167)		(81)		(82)
Assets under construction		(54)		(28)		(20)

	HK$	(1,026)	HK$	(618)	HK$	(102)
		-------		------		------

	HK$	896	HK$	1,153	HK$	1,551
		-------		------		------
Interest income in respect of:
Deposits with banks and other financial institutions	HK$	(2)	HK$	(25)	HK$	(10)
Staff housing loans		(20)		(3)		(2)

	HK$	(22)	HK$	(28)	HK$	(12)
		-------		------		------

	HK$	874	HK$	1,125	HK$	1,539

Interest expenses have been capitalized at the average cost of funds to the Group calculated on a monthly basis. The average interest rates for each month varied from 4.0% to 5.5% per annum during the year (2002: 5.2% to 5.4%; 2001: 5.4% to 7.5% per annum).

9	Profit Attributable to Shareholders

The consolidated profit attributable to shareholders includes a profit of HK$4,379 million (2002: HK$3,512 million, as restated; 2001: HK$4,242 million) which has been dealt with in the accounts of the Company.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

10	Dividends in millions

Dividends paid and proposed during the year comprised:

	2001		2002		2003
Dividend approved and paid
- 2002 final dividend of 28 cents (2001: 28 cents; 2000: 10 cents) per share approved and paid in 2003	HK$	500	HK$	1,415	HK$	1,444
- 2003 interim dividend of 14 cents (2002: 14 cents; 2001: 14 cents) per share		703		717		734

	HK$	1,203	HK$	2,132	HK$	2,178

Dividend proposed
- Final dividend proposed after the balance sheet date of 28 cents (2002: 28 cents; 2001: 28 cents) per share	HK$	1,415	HK$	1,444	HK$	1,481

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

During the year, scrip dividend elections were offered to shareholders with Hong Kong addresses. The Company’s majority shareholder, the Financial Secretary Incorporated (“FSI”), had elected to receive part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that the amount payable in cash would not exceed 50% of the total dividend payable. Details of dividends paid to the FSI are disclosed in note 40J. On February 26, 2004, the Government agreed to extend the scrip dividend arrangement for the three financial years ending December 31, 2006.

Pursuant to the financing arrangement under the Penny’s Bay Rail Link Project Agreement entered into between the Group and the Government, HK$675 million (2002: HK$219 million; 2001: Nil) cash dividend declared and payable to the Government during the year had been waived (Note 40E).

11	Earnings Per Share

The calculation of basic earnings per share is based on the profit for the year attributable to shareholders of HK$4,450 million (2002: HK$3,579 million, as restated; 2001: HK$4,278 million) and the weighted average number of ordinary shares of 5,214,028,094 in issue during the year (2002: 5,098,511,864; 2001: 5,015,601,057).

The calculation of diluted earnings per share is based on the profit for the year attributable to shareholders of HK$4,450 million (2002: HK$3,579 million, as restated; 2001: HK$4,278 million) and the weighted average number of ordinary shares of 5,217,462,182 (2002: 5,105,400,689; 2001: 5,030,188,894) after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes calculated as follows:

	2001	2002	2003
Weighted average number of ordinary shares used in calculating basic earnings per share	5,015,601,057	5,098,511,864	5,214,028,094
Number of ordinary shares deemed to be issued for no consideration	14,587,837	6,888,825	3,434,088

Weighted average number of ordinary shares used for calculating the diluted earnings per share	5,030,188,894	5,105,400,689	5,217,462,182

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

12	Income Tax in millions

A    Income tax in the consolidated profit and loss account represents:

	2001		2002		2003
Current tax
- overseas tax for the year	HK$	—	HK$	1	HK$	4

Deferred tax
- origination and reversal of temporary differences	HK$	—	HK$	630	HK$	443
- effect of increase in tax rate on deferred tax balances at January 1		—		—		300

	HK$	—	HK$	630	HK$	743

Share of non-controlled subsidiary’s taxation	HK$	—	HK$	3	HK$	1

	HK$	—	HK$	634	HK$	748

No provision for current Hong Kong profits tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current year’s assessable profits or have sustained tax losses for the year ended December 31, 2003. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

In March 2003, the Hong Kong Government announced an increase in the Profits Tax rate applicable to the Group’s operations in Hong Kong from 16% to 17.5%. This increase is taken into account in the preparation of the Group’s 2003 accounts.

No deferred tax assets/liabilities were recognized in 2001 as the adoption of the revised SSAP 12 “Income Taxes” effected from January 1, 2003 and prior period adjustment only made to 2002 balances.

B    Reconciliation between tax expense and accounting profit at applicable tax rates

	2002			2003
			%			%
Profit before tax	HK$	4,213		HK$	5,198

Notional tax on profit before tax, calculated at the rates applicable to profits in the tax jurisdictions concerned	HK$	691	16.4	HK$	926	17.8
Tax effect of non-deductible expenses		5	0.1		53	1.0
Tax effect of non-taxable revenue		(62)	(1.5)		(531)	(10.2)
Effect on opening deferred tax balances resulting from an increase in tax rate during the year		—	—		300	5.8

Actual tax expenses	HK$	634	15.0	HK$	748	14.4

No reconciliation for 2001 is provided as the adoption of the revised SSAP 12 “Income Taxes” effected from January 1, 2003 and prior period adjustment only made to 2002 balances.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

13	Segmental Information in millions

The results of major business activities are summarized below:

	RAILWAY OPERATIONS		STATION COMMERCIAL AND OTHER BUSINESSES		PROPERTY OWNERSHIP AND MANAGEMENT		TOTAL RAILWAY OPERATIONS AND RELATED ACTIVITIES		PROPERTY DEVELOPMENTS		TOTAL
2001
Revenue	HK$	5,728	HK$	973	HK$	891	HK$	7,592	HK$	—	HK$	7,592
Less: Operating expenses before depreciation		2,856		197		159		3,212		—		3,212

	HK$	2,872	HK$	776	HK$	732	HK$	4,380	HK$	—	HK$	4,380
Profit on property developments		—		—		—		—		3,248		3,248

Operating profit before depreciation	HK$	2,872	HK$	776	HK$	732	HK$	4,380	HK$	3,248	HK$	7,628
Less: Depreciation		2,053		97		2		2,152		—		2,152

	HK$	819	HK$	679	HK$	730	HK$	2,228	HK$	3,248	HK$	5,476

Unallocated corporate expenses												(353)
Interest and finance charges (net)												(874)
Share of profit of non-controlled subsidiary												29

Profit for the year ended December 31, 2001											HK$	4,278

Assets
Operational assets	HK$	64,415	HK$	1,207	HK$	10,417	HK$	76,039	HK$	301	HK$	76,340
Railway construction in progress		12,873		—		—		12,873		—		12,873
Railway assets under construction		3,024		—		—		3,024		—		3,024
Property development in progress		—		—		—		—		3,361		3,361
Properties held for sale		—		—		—		—		689		689

	HK$	80,312	HK$	1,207	HK$	10,417	HK$	91,936	HK$	4,351	HK$	96,287

Interest in non-controlled subsidiary												49
Unallocated assets												1,790

Total assets											HK$	98,126

Liabilities
Segmented liabilities	HK$	3,773	HK$	164	HK$	359	HK$	4,296	HK$	141	HK$	4,437
Deferred income		—		—		—		—		8,411		8,411

	HK$	3,773	HK$	164	HK$	359	HK$	4,296	HK$	8,552	HK$	12,848

Unallocated liabilities												31,385

Total liabilities											HK$	44,233

Other Information
Capital expenditure on:
Operational assets and assets under construction	HK$	2,201	HK$	581	HK$	196
Railway construction in progress	HK$	3,679
Property development in progress									HK$	789
Non-cash expenses other than depreciation	HK$	6	HK$	1	HK$	3

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

	RAILWAY OPERATIONS		STATION COMMERCIAL AND OTHER BUSINESSES		PROPERTY OWNERSHIP AND MANAGEMENT		TOTAL RAILWAY OPERATIONS AND RELATED ACTIVITIES		PROPERTY DEVELOPMENTS		TOTAL
											(Note 43A)
2002
Revenue	HK$	5,720	HK$	979	HK$	987	HK$	7,686	HK$	—	HK$	7,686
Less: Operating expenses before depreciation		2,804		185		167		3,156		—		3,156

	HK$	2,916	HK$	794	HK$	820	HK$	4,530	HK$	—	HK$	4,530
Profit on property developments		—		—		—		—		3,755		3,755

Operating profit before depreciation	HK$	2,916	HK$	794	HK$	820	HK$	4,530	HK$	3,755	HK$	8,285
Less: Depreciation		2,339		106		1		2,446		—		2,446

	HK$	577	HK$	688	HK$	819	HK$	2,084	HK$	3,755	HK$	5,839

Unallocated corporate expenses												(540)
Interest and finance charges (net)												(1,125)
Share of profit of non-controlled subsidiary												39
Income tax												(634)

Profit for the year ended December 31, 2002											HK$	3,579

Assets
Operational assets	HK$	80,216	HK$	1,327	HK$	10,380	HK$	91,923	HK$	104	HK$	92,027
Railway construction in progress		109		—		—		109		—		109
Railway assets under construction		2,453		1		—		2,454		—		2,454
Property development in progress		—		—		—		—		2,870		2,870
Properties held for sale		—		—		—		—		794		794

	HK$	82,778	HK$	1,328	HK$	10,380	HK$	94,486	HK$	3,768	HK$	98,254

Interest in non-controlled subsidiary												87
Unallocated assets												2,778

Total assets											HK$	101,119

Liabilities
Segmented liabilities	HK$	3,690	HK$	182	HK$	367	HK$	4,239	HK$	312	HK$	4,551
Deferred income		—		—		—		—		6,226		6,226

	HK$	3,690	HK$	182	HK$	367	HK$	4,239	HK$	6,538	HK$	10,777

Unallocated liabilities												36,760
Minority interests												8

Total liabilities											HK$	47,545

Other Information
Capital expenditure on:
Operational assets and assets under construction	HK$	4,215	HK$	722	HK$	39
Railway construction in progress	HK$	220
Property development in progress									HK$	356
Non-cash expenses other than depreciation	HK$	14	HK$	3	HK$	—

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

	RAILWAY OPERATIONS		STATION COMMERCIAL AND OTHER BUSINESSES		PROPERTY OWNERSHIP AND MANAGEMENT		TOTAL RAILWAY OPERATIONS AND RELATED ACTIVITIES		PROPERTY DEVELOPMENTS		TOTAL
2003
Revenue	HK$	5,489	HK$	1,117	HK$	988	HK$	7,594	HK$	—	HK$	7,594
Less: Operating expenses before depreciation		2,878		351		198		3,427		—		3,427

	HK$	2,611	HK$	766	HK$	790	HK$	4,167	HK$	—	HK$	4,167
Profit on property developments		—		—		—		—		5,369		5,369

Operating profit before depreciation	HK$	2,611	HK$	766	HK$	790	HK$	4,167	HK$	5,369	HK$	9,536
Less: Depreciation		2,266		109		4		2,379		—		2,379

	HK$	345	HK$	657	HK$	786	HK$	1,788	HK$	5,369	HK$	7,157

Unallocated corporate expenses												(443)
Interest and finance charges (net)												(1,539)
Share of profit of non-controlled subsidiary												23
Income tax												(748)

Profit for the year ended December 31, 2003											HK$	4,450

Assets
Operational assets	HK$	80,556	HK$	1,323	HK$	14,450	HK$	96,329	HK$	364	HK$	96,693
Railway construction in progress		181		—		—		181		—		181
Railway assets under construction		930		10		—		940		—		940
Property development in progress		—		—		—		—		2,309		2,309
Properties held for sale		—		—		—		—		812		812

	HK$	81,667	HK$	1,333	HK$	14,450	HK$	97,450	HK$	3,485	HK$	100,935

Interest in non-controlled subsidiary												110
Unallocated assets												1,321

Total assets											HK$	102,366

Liabilities
Segmented liabilities	HK$	3,000	HK$	254	HK$	358	HK$	3,612	HK$	368	HK$	3,980
Deferred income		137		—		—		137		4,924		5,061

	HK$	3,137	HK$	254	HK$	358	HK$	3,749	HK$	5,292	HK$	9,041

Unallocated liabilities												36,025
Minority interests												8

Total liabilities											HK$	45,074

Other Information
Capital expenditure on:
Operational assets and assets under construction	HK$	2,586	HK$	179	HK$	3,629
Railway construction in progress	HK$	719
Property development in progress									HK$	161
Non-cash expenses other than depreciation	HK$	19	HK$	2	HK$	—

No geographical analysis is shown as substantially all the principal activities of the Company and its subsidiaries are carried out in Hong Kong.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

14	Fixed Assets in millions

	INVESTMENT PROPERTIES		LEASEHOLD LAND AND BUILDINGS		CIVIL WORKS		PLANT AND EQUIPMENT		ASSETS UNDER CONSTRUCTION		TOTAL
Cost or Valuation
At January 1, 2003	HK$	10,267	HK$	1,638	HK$	45,092	HK$	52,519	HK$	2,454	HK$	111,970
Additions		3,626		52		—		66		1,148		4,892
Disposals / Write-offs		—		—		(11)		(265)		(4)		(280)
Surplus / (Deficit) on revaluation (Note 35)		276		(23)		—		—		—		253
Deficit on revaluation written off to profit and loss account (Note 4D)		—		(69)		—		—		—		(69)
Reclassification		—		—		268		(268)		—		—
Other assets commissioned		—		—		391		2,267		(2,658)		—

At December 31, 2003	HK$	14,169	HK$	1,598	HK$	45,740	HK$	54,319	HK$	940	HK$	116,766

At Cost	HK$	—	HK$	731	HK$	45,740	HK$	54,319	HK$	940	HK$	101,730
At December 31, 2003 Valuation	HK$	14,169	HK$	867	HK$	—	HK$	—	HK$	—	HK$	15,036
Aggregate depreciation
At January 1, 2003	HK$	—	HK$	84	HK$	2,324	HK$	15,292	HK$	—	HK$	17,700
Charge for the year		—		35		374		1,993		—		2,402
Written back on disposal		—		—		(3)		(233)		—		(236)
Written back on revaluation (Note 35)		—		(21)		—		—		—		(21)
Reclassification		—		—		10		(10)		—		—

At December 31, 2003	HK$	—	HK$	98	HK$	2,705	HK$	17,042	HK$	—	HK$	19,845

Net book value at December 31, 2003	HK$	14,169	HK$	1,500	HK$	43,035	HK$	37,277	HK$	940	HK$	96,921

Net book value at December 31, 2002	HK$	10,267	HK$	1,554	HK$	42,768	HK$	37,227	HK$	2,454	HK$	94,270

A    The analysis of the investment properties and leasehold land and buildings held in Hong Kong are as follows:

	INVESTMENT PROPERTIES				LEASEHOLD LAND AND BUILDINGS
					LEASEHOLD LAND FOR RAILWAY DEPOTS				OFFICE LAND AND BUILDINGS
As of December 31, in millions	2002		2003		2002		2003		2002		2003
At net book value or valuation
- long leases	HK$	1,436	HK$	1,283	HK$	169	HK$	166	HK$	15	HK$	15
- medium-term leases		8,831		12,886		478		468		1,623		852

	HK$	10,267	HK$	14,169	HK$	647	HK$	634	HK$	1,638	HK$	867

None of the Group’s investment properties carries an unexpired lease term of 20 years or less.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

B    The lease of the land on which the civil works, plant and equipment are situated for the operation of the railway was granted to the Company under a running line lease for the period up to June 30, 2047, which has been extended to June 29, 2050. It is assumed that the lease will be renewed and that the operation of the railway will continue after 2050.

Under the terms of the lease, the Company undertakes to keep and maintain all the leased areas, including underground and overhead structures, at its own cost. With respect to parts of the railway situated in structures where access is shared with other users, such as the Lantau Fixed Crossing, the Company’s obligation for maintenance is limited to the railway only. All maintenance costs incurred under the terms of the lease have been dealt with as railway operating costs in the profit and loss account.

C    All the investment properties of the Group, other than the properties at Two International Finance Centre (“Two IFC”) were revalued at December 31, 2003 by DTZ Debenham Tie Leung, Chartered Surveyors, at open market value. The majority of the valuations are based on the income capitalization method, which capitalizes the net income receivable at an appropriate capitalization rate, taking into account the reversionary income potential. The investment properties at Two IFC were revalued at December 31, 2003 by Jones Lang LaSalle, Chartered Surveyors, at open market value based on, (i) the direct comparison method, which compares the properties to be valued directly with other comparable properties, and (ii) the income capitalization method. The net revaluation surplus of HK$276 million (2002: deficit of HK$112 million) arising from the revaluation has been credited to the investment property revaluation reserve (note 35).

D    All self-occupied office land and buildings were revalued at December 31, 2003 by DTZ Debenham Tie Leung and Jones Lang LaSalle, Chartered Surveyors, at open market value on an existing use basis. The valuation resulted in a net revaluation deficit of HK$71 million (2002: HK$92 million). HK$2 million of the deficit arising from the revaluation has been transferred to the fixed asset revaluation reserve to offset against the balance of the prior period revaluation surpluses (note 35), the remaining HK$69 million has been charged to the profit and loss account according to the Company’s policy (note 1E(ii)(b)).

The carrying amount of the self-occupied land and buildings at December 31, 2003 would have been HK$958 million (2002: HK$928 million) had the office land and buildings been stated at cost less accumulated depreciation.

E    Fixed assets include the following assets held under agreements which are treated as finance leases:

As of December 31, in millions	NET BOOK VALUE 2002		COST 2003		AGGREGATE DEPRECIATION 2003		NET BOOK VALUE 2003
Civil works
- Eastern Harbour Crossing	HK$	1,024	HK$	1,254	HK$	249	HK$	1,005

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

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

F    The Group leases out investment properties and station kiosks under operating leases. The leases typically run for an initial period of one to ten years, with an option to renew the lease after that date at which time all terms will be renegotiated. Lease payments are usually adjusted annually to reflect market rentals. Certain leases carry additional rental based on turnover and lease incentives granted are amortized in the profit and loss account as an integral part of the net lease payment receivable.

The gross carrying amounts of investment properties of the Group and the Company held for use in operating leases were HK$14,169 million (2002: HK$10,267 million). The gross carrying amounts of station kiosks held for use in operating leases were HK$352 million (2002: HK$314 million) and the related accumulated depreciation charges were HK$65 million (2002: HK$52 million).

The Group’s total future minimum lease payments under non-cancellable operating leases are receivable as follows:

As of December 31, in millions	2002		2003
Within 1 year	HK$	910	HK$	925
After 1 year but within 5 years		1,261		1,121
Later than 5 years		168		355

	HK$	2,339	HK$	2,401

G    In March 2003, the Group entered into a series of structured transactions with unrelated third parties to lease out and lease back certain of its passenger cars (“Lease Transaction”) involving a total original cost of HK$2,562 million and a total net book value of HK$1,674 million as at March 31, 2003. Under the Lease Transaction, the Group has leased the assets to institutional investors in the United States (the “Investors”), who have prepaid all the rentals in relation to the lease agreement. Simultaneously, the Group has leased the assets back from the Investors with obligation to pay rentals in accordance with a pre-determined payment schedule. The Group has an option to purchase the Investors’ leasehold interest in the assets at pre-determined dates for fixed amounts. Part of the rental prepayments received from the Investors has been invested in debt securities which will be sufficient to meet the Group’s rental obligations and the amount payable for exercising the purchase option under the Lease Transaction. In addition, the Group retains legal title to the assets and there are no restrictions on the Group’s ability to utilize these assets in the operation of the railway business.

As a result of the Lease Transaction, the Group received total cash of approximately HK$3,688 million and committed to long-term lease payments with an estimated net present value of approximately HK$3,533 million, which have been defeased by purchase of debt securities to meet the payment obligations. The Group received cash amount of HK$141 million net of costs from the Lease Transaction.

As the Group is not able to control the investment account in pursuit of its own objectives and is not obligated to pay the lease payments, those liabilities and investments in debt securities are not recognized as obligations and assets of the Group. The net amount of cash received by the Group has been accounted for as deferred income and is being amortized to the Group’s profit and loss account over the terms of the respective leases.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

15	Railway Construction in Progress in millions

	BALANCE AT JAN 1, 2003		TRANSFERRED FROM DEFERRED EXPENDITURE (NOTE 17)		EXPENDITURE/ (GOVERNMENT GRANT)		BALANCE AT DEC 31, 2003
Tseung Kwan O Extension Further Capital Works Project
Construction costs	HK$	1	HK$	—	HK$	—	HK$	1
Consultancy fees		23		—		—		23
Staff costs and general expenses		15		—		1		16
Finance costs		4		—		—		4

	HK$	43	HK$	—	HK$	1	HK$	44

Penny’s Bay Rail Link Project
Construction costs	HK$	139	HK$	—	HK$	506	HK$	645
Consultancy fees		35		—		6		41
Staff costs and general expenses		109		—		85		194
Finance costs		2		—		1		3

	HK$	285	HK$	—	HK$	598	HK$	883
Government grant (Notes 40E and 40J)		(219)		—		(664)		(883)

	HK$	66	HK$	—	HK$	(66)	HK$	—

Tung Chung Cable Car Project
Construction costs	HK$	—	HK$	3	HK$	79	HK$	82
Consultancy fees		—		4		20		24
Staff costs and general expenses		—		10		19		29
Finance costs		—		—		2		2

	HK$	—	HK$	17	HK$	120	HK$	137

Total	HK$	109	HK$	17	HK$	55	HK$	181

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

16	Property Development in Progress

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

The TKE Project Agreement entered into between the then Secretary for Transport, for and on behalf of the Government, and the Company in respect of the construction of the Tseung Kwan O Extension provides the Company with the right to undertake property developments at four station and depot sites along the Tseung Kwan O Line (“Tseung Kwan O Extension Property Projects”). The basis of accounting for development costs incurred by the Company and payments received by the Company related thereto is consistent with that for the property developments along the Airport Railway (“Airport Railway Property Projects”).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

A	PROPERTY DEVELOPMENT IN PROGRESS in millions

	BALANCE AT JAN 1		EXPENDITURE		OFFSET AGAINST PAYMENTS RECEIVED FROM DEVELOPERS (NOTE 16B)		TRANSFER OUT ON PROJECT COMPLETION		BALANCE AT DEC 31
2002
Airport Railway Property Projects	HK$	583	HK$	76	HK$	(62)	HK$	—	HK$	597
Tseung Kwan O Extension and other property projects		2,778		280		(785)		—		2,273

	HK$	3,361	HK$	356	HK$	(847)	HK$	—	HK$	2,870

2003
Airport Railway Property Projects	HK$	597	HK$	122	HK$	(63)	HK$	(656)	HK$	—
Tseung Kwan O Extension and other property projects		2,273		39		(3)		—		2,309

	HK$	2,870	HK$	161	HK$	(66)	HK$	(656)	HK$	2,309

B	DEFERRED INCOME ON PROPERTY DEVELOPMENT in millions

	BALANCE AT JAN 1		PAYMENTS RECEIVED FROM DEVELOPERS		OFFSET AGAINST PROPERTY DEVELOPMENT IN PROGRESS (NOTE 16A)		AMOUNT RECOGNIZED AS PROFIT (NOTE 6)		BALANCE AT DEC 31 (NOTE 32)
2002
Airport Railway Property Projects	HK$	8,401	HK$	425	HK$	(62)	HK$	(2,548)	HK$	6,216
Tseung Kwan O Extension Property Projects		10		785		(785)		—		10

	HK$	8,411	HK$	1,210	HK$	(847)	HK$	(2,548)	HK$	6,226

2003
Airport Railway Property Projects	HK$	6,216	HK$	50	HK$	(63)	HK$	(1,286)	HK$	4,917
Tseung Kwan O Extension Property Projects		10		—		(3)		—		7

	HK$	6,226	HK$	50	HK$	(66)	HK$	(1,286)	HK$	4,924

C	STAKEHOLDING FUNDS in millions

As stakeholder under certain Airport Railway Property Projects, the Company receives and manages deposit monies and sales proceeds in respect of sales of properties under those developments. These monies are placed in separate designated bank accounts and, together with any interest earned, will be released to the developers for the reimbursement of costs of the respective developments in accordance with the terms and conditions of the Government Consent Schemes and development agreements. Accordingly, the balances of the stakeholding funds and the corresponding bank balances have not been included in the Group’s and the Company’s balance sheets. Movements in stakeholding funds during the year were as follows:

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

	2002		2003
Balance as at January 1	HK$	5,686	HK$	3,231
Stakeholding funds received and receivable		8,399		13,472
Add: Interest earned thereon		65		25

	HK$	14,150	HK$	16,728
Disbursements during the year		(10,919)		(13,156)

Balance as at December 31	HK$	3,231	HK$	3,572

Represented by :
Balances in designated bank accounts as at December 31	HK$	3,229	HK$	3,570
Retention receivable		2		2

	HK$	3,231	HK$	3,572

17	Deferred Expenditure in millions

	BALANCE AT JAN 1		TRANSFER TO RAILWAY CONSTRUCTION IN PROGRESS (NOTE 15)		DISCOUNT / (PREMIUM) ON BOND ISSUE		EXPENDITURE / (AMORTIZATION) DURING THE YEAR		AMOUNT WRITTEN OFF TO PROFIT AND LOSS ACCOUNT (NOTE 4C)		BALANCE AT DEC 31
2002
Deferred finance charges	HK$	133	HK$	—	HK$	(53)	HK$	(8)	HK$	—	HK$	72
Expenditure on proposed capital projects
- Penny’s Bay Rail Link		68		(68)		—		—		—		—
- North Island Link		77		—		—		8		(85)		—
- Shatin Central Link		42		—		—		—		(42)		—
- Tung Chung Cable Car Project		6		—		—		11		—		17
- West Island Link		—		—		—		16		—		16
- Other		—		—		—		1		—		1

	HK$	326	HK$	(68)	HK$	(53)	HK$	28	HK$	(127)	HK$	106

2003
Deferred finance charges	HK$	72	HK$	—	HK$	10	HK$	(6)	HK$	—	HK$	76
Expenditure on proposed capital projects
- Tung Chung Cable Car Project		17		(17)		—		—		—		—
- West Island Link		16		—		—		5		(21)		—
- South Island Line		—		—		—		25		—		25
- Airport Exhibition Centre Project		—		—		—		3		—		3
- Other		1		—		—		—		(1)		—

	HK$	106	HK$	(17)	HK$	10	HK$	27	HK$	(22)	HK$	104

Deferred expenditures relating to the Tung Chung Cable Car Project were transferred to Railway Construction in Progress upon signing of the Tung Chung Cable Car Project Agreement with the Government in November 2003.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

18	Interest in Non-controlled Subsidiary in millions

The Group and the Company had the following interest in a non-controlled subsidiary at December 31, 2003:

	2002		2003
	(Note 43A)
Unlisted shares, at cost	HK$	—	HK$	—
Share of net assets		87		110

	HK$	87	HK$	110

NAME OF COMPANY	ISSUED AND PAID UP ORDINARY SHARE CAPITAL		INTEREST IN EQUITY SHARES HELD BY THE COMPANY	PLACE OF INCORPORATION	PRINCIPAL ACTIVITIES
Octopus Cards Limited	HK$	42,000,000	57.4%	Hong Kong	Development and operation of smart card system

In June 1994, the Company entered into an agreement with four local transport companies, Kowloon-Canton Railway Corporation, The Kowloon Motor Bus Company (1933) Limited (subsequently replaced by KMB Public Bus Services Holdings Limited), Citybus Limited and The Hongkong and Yaumati Ferry Co., Limited (subsequently replaced by New World First Bus Services Limited and New World First Ferry Services Limited), to incorporate a company, Creative Star Limited, now Octopus Cards Limited (“OCL”), to undertake the development and operation of the “Octopus” contactless smart card ticketing system, which was initially used by the shareholding transport companies. Although the Company holds a majority interest in the issued shares of OCL, its appointees to the Board of Directors of OCL are limited to 49% of the voting rights at board meetings. The shareholders have agreed to provide the necessary funding to OCL for its operations and for the development of the “Octopus” system.

On April 20, 2000, OCL received approval from The Hong Kong Monetary Authority to become a deposit-taking company (“DTC”) for purposes of extending the use of Octopus cards to a wider range of services, including those that are non-transport related. Prior to becoming a DTC, the Octopus card was exempted from the definition of “multi-purpose card” under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) on the basis that its use was restricted to transport related services only. In connection with the application, the Company and the other shareholders of OCL injected HK$28 million and HK$42 million in the form of subordinated loan and share capital respectively into OCL on April 18, 2000 in order to fulfill the capital requirements pursuant to the Banking Ordinance. The contributions were made in proportion to each shareholder’s interest in the shares of OCL.

On January 17, 2001, the Company entered into a new Shareholders’ Agreement with the other shareholders of OCL. Under this agreement, the Company disposed of a shareholding interest of 10.4% in OCL to certain other shareholders of OCL for a consideration of HK$16 million, together with a deferred consideration to be received in the event of OCL subsequently becoming a stock exchange listed company. In 2002, OCL fully repaid the Company’s subordinated loans.

During the year ended December 31, 2003, a total amount of HK$46 million (2002: HK$45 million) was paid by the Company to OCL in respect of the central clearing services provided by OCL to the Company. During the same period, load agent fees and fees for handling Octopus card issuance and refund amounting to HK$10 million (2002: HK$11 million) and HK$5 million (2002: Nil) respectively were received from OCL in respect of services and facilities provided by the Company at various MTR stations.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

In addition, services fees amounting to HK$2 million (2002: HK$2 million) were received from OCL in respect of rental of computer equipment and services and warehouse storage space payable to the Company under a service agreement.

The condensed profit and loss account and the balance sheet for OCL are shown below:

Profit and loss account Year ended December 31	2002		2003
in millions	(Audited and restated)		(Audited)
Turnover	HK$	170	HK$	177
Other operating income		58		62

	HK$	228	HK$	239
Staff costs		(53)		(54)
Load agent fees and bank charges for add value services		(28)		(31)
Other expenses		(48)		(62)

Operating profit before depreciation	HK$	99	HK$	92
Depreciation		(61)		(80)

Operating profit before interest and finance charges	HK$	38	HK$	12
Net interest income		30		28

Profit before taxation	HK$	68	HK$	40
Income tax		(4)		(1)

Profit for the year	HK$	64	HK$	39

Group’s share of profit before taxation	HK$	39	HK$	23

Balance sheet at December 31	2002		2003
in millions	(Audited and restated)		(Audited)
Assets
Fixed assets	HK$	306	HK$	243
Investments		590		704
Cash at banks and in hand		236		327
Other assets		67		91

	HK$	1,199	HK$	1,365

Liabilities
Card floats and card deposits due to cardholders	HK$	(996)	HK$	(1,075)
Amounts due to shareholders		(18)		(22)
Other liabilities		(33)		(76)

	HK$	(1,047)	HK$	(1,173)

Net assets	HK$	152	HK$	192

Shareholders’ funds
Share capital	HK$	42	HK$	42
Retained profits		110		150

	HK$	152	HK$	192

Group’s share of net assets	HK$	87	HK$	110

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

19	Investments in Subsidiaries in millions

	2002		2003
Unlisted shares, at cost	HK$	166	HK$	181
Less: Impairment losses		3		3

	HK$	163	HK$	178

The following list contains details of subsidiaries as at December 31, 2003, other than the non-controlled subsidiary the relevant details of which are disclosed in note 18. All of these are controlled subsidiaries as defined under note 1C and have been consolidated into the Group’s financial statements.

			PROPORTION OF OWNERSHIP INTEREST
NAME OF COMPANY	ISSUED AND PAID UP ORDINARY/ REGISTERED SHARE CAPITAL		GROUP’S EFFECTIVE INTEREST	HELD BY THE COMPANY	HELD BY SUBSIDIARY	PLACE OF INCORPORATION AND OPERATION	PRINCIPAL ACTIVITIES
Fasttrack Insurance Ltd.	HK$	77,500,000	100%	100%	—	Bermuda	Insurance underwriting
MTR Corporation (C.I.) Limited	US$	1,000	100%	100%	—	Cayman Islands	Finance
MTR Finance Lease (001) Limited	US$	1	100%	100%	—	Cayman Islands	Finance
MTR Engineering Services Limited	HK$	1,000	100%	100%	—	Hong Kong	Engineering services
MTR Property Agency Co. Limited	HK$	2	100%	100%	—	Hong Kong	Property agency
MTR Travel Limited	HK$	2,500,000	100%	100%	—	Hong Kong	Travel services
MTR Consulting (Shenzhen) Co. Ltd.	HK$	1,000,000	100%	100%	—	The People’s Republic of China (Incorporated)	Railway consultancy services
MTR Corporation (Singapore) Pte. Ltd.	S$	50,000	100%	100%	—	Singapore	Railway consultancy services
MTR (Shanghai Consultancy) Company Limited	HK$	1,000	100%	100%	—	Hong Kong	Railway consultancy services
MTR (Shanghai Project Management) Limited	HK$	1,000	100%	100%	—	Hong Kong	Railway consultancy services
Shanghai Hong Kong Metro Construction Management Co. Ltd.	HK$	15,000,000	60%	—	60%	The People’s Republic of China (Incorporated)	Railway construction management
MTR China Property Limited	HK$	1,000	100%	100%	—	Hong Kong	Property management
Shenzhen Donghai Anbo Property Management Co. Ltd.	RMB	3,000,000	51%	—	51%	The People’s Republic of China (Incorporated)	Property management
Beijing Premier Property Management Co. Ltd.	US$	150,000	60%	—	60%	The People’s Republic of China (Incorporated)	Property management
MTR Telecommunication Company Limited	HK$	100,000,000	100%	100%	—	Hong Kong	Radio communication services
TraxComm Limited	HK$	15,000,000	100%	100%	—	Hong Kong	Fixed telecommunication network services
Hong Kong Cable Car Limited	HK$	1,000	100%	100%	—	Hong Kong	Dormant
Lantau Cable Car Limited	HK$	1,000	100%	100%	—	Hong Kong	Dormant
MTR (Estates Management) Limited	HK$	1,000	100%	100%	—	Hong Kong	Dormant
MTR (Shanghai Metro Management) Limited	HK$	1,000	100%	100%	—	Hong Kong	Dormant

No dividend has been paid or is payable to the Company by the above subsidiaries for the year ended to December 31, 2003 (2002: Nil).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

20	Staff Housing Loans in millions

	BALANCE AT JAN 1		REDEMPTION		REPAYMENT		REDUCTION IN PROVISION		BALANCE AT DEC 31
2002
Housing loans receivable	HK$	128	HK$	(34)	HK$	(10)	HK$	—	HK$	84
Less: General provision		1		—		—		(1)		—

	HK$	127	HK$	(34)	HK$	(10)	HK$	1	HK$	84

2003
Housing loans receivable	HK$	84	HK$	(9)	HK$	(8)	HK$	—	HK$	67
Less: General provision		—		—		—		—		—

	HK$	84	HK$	(9)	HK$	(8)	HK$	—	HK$	67

	2002		2003
Amount receivable:
- within 1 year	HK$	9	HK$	7
- after 1 year		75		60

	HK$	84	HK$	67

The MTR Staff Housing Loan Scheme, a Company financed scheme, was introduced in 1997 to replace, on a phased basis, the previous arrangements whereby interest subsidies were paid by the Company to eligible employees. All housing loans granted to employees carry interest either at the prevailing Best Lending Rate less 1.75% per annum or at the Company’s Average Cost of Borrowings plus 0.75% per annum, and are secured by mortgage over the relevant properties.

21	Properties Held for Sale in millions

	2002		2003
Properties held for sale
- at cost	HK$	271	HK$	405
- at net realizable value		523		407

	HK$	794	HK$	812

The properties held for sale at December 31, 2002 and 2003 comprised residential units, retail and car parking spaces at the Olympic Station and Kowloon Station developments. They are properties received by the Company, either as property sharing in kind or as part of the profit distribution upon completion of the development (note 6). The properties are stated in the balance sheet at the lower of cost, which is deemed to be their net realizable value upon recognition (note 1I(vii)), or their net realizable value at the balance sheet date. Net realizable value represents the estimated selling price less costs to be incurred in selling the properties. The net realizable values as at December 31, 2002 and 2003 are determined by reference to an open market valuation of the properties as at those dates, undertaken by DTZ Debenham Tie Leung, Chartered Surveyors.

Properties held for sale at net realizable value are stated net of general provision, made in order to state these properties at the lower of their cost and estimated net realizable value. The amount of write-down of properties to estimated net realizable value recognized in the consolidated profit and loss account is HK$16 million (2002: HK$44 million).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

22	Stores and Spares in millions

	2002		2003
Stores and spares expected to be consumed:
- within 1 year	HK$	138	HK$	126
- after 1 year		127		136

	HK$	265	HK$	262
Less: Specific provision for obsolete stock		6		13

	HK$	259	HK$	249

Stores and spares expected to be consumed after 1 year comprise mainly contingency spares and stocks kept to meet cyclical maintenance requirements.

23	Debtors, Deposits and Payments in Advance in millions

	2002		2003
Debtors (net of specific allowances for bad and doubtful debts), deposits and payments in advance relate to:
- Tseung Kwan O Extension Project	HK$	1	HK$	—
- Railway operations and other projects		726		1,153

	HK$	727	HK$	1,153

The Group’s credit policy in respect of receivables arising from its principal activities are as follows:

i    Rentals, advertising and telecommunications fees are billed monthly with due dates ranging from 7 to 50 days. Tenants of the Group’s investment properties and station kiosks are required to pay three months’ rental deposit upon the signing of lease agreements.

ii    Amounts receivable under interest rate and currency swap agreements with financial institutions are due in accordance with the respective terms of the agreements.

iii    Debtors in relation to contracts and capital works entrusted to the Group, subject to any agreed retentions, are due within 21 days upon the certification of work in progress.

Fare revenue is collected either in cash for single and two-ride tickets or through Octopus Cards with daily settlement.

The ageing analysis of debtors included above is as follows:

	2002		2003
Amount not yet due	HK$	548	HK$	775
Overdue by 30 days		82		67
Overdue by 60 days		10		16
Overdue by 90 days		4		9
Overdue by more than 90 days		13		10

Total debtors	HK$	657	HK$	877
Deposits and payments in advance		70		276

	HK$	727	HK$	1,153

As at December 31, 2003, all debtors, deposits and payments in advance were expected to be recovered within one year except for HK$238 million (2002: HK$25 million) included in the amounts relating to railway operations and other projects, which were expected to be recovered after one year.

Included in amount not yet due are HK$328 million (2002: HK$70 million) receivable from property purchasers, which are due for payment in accordance with the terms of individual agreements on sales and purchases.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

24	Amounts Due from the Government and Other Related Parties in millions

	2002		2003
Amounts due from:
- the Government	HK$	57	HK$	68
- the Housing Authority		30		11
- the Kowloon-Canton Railway Corporation (“KCRC”)		8		3
- non-controlled subsidiary		—		2
- other subsidiaries of the Company (net of provision for losses)		—		—

	HK$	95	HK$	84

The amount due from the Government relates to outstanding receivable and retention, as well as provision for contract claims recoverable from the Government, in connection with infrastructure works entrusted to the Company.

The amount due from the Housing Authority relates to site formation works entrusted to the Company by the Housing Authority in respect of the Tseung Kwan O Extension Project. The entrustment enabled early possession of a site by the Group to facilitate railway construction.

The amount due from KCRC relates to works entrusted to the Company in connection with the provision of interchange stations between the MTR and KCRC systems.

As at December 31, 2003, the contract retentions on the above entrusted works due for release after one year were HK$6 million (2002: HK$7 million). All other amounts due from the Government and other related parties were expected to be received within 12 months.

25	Cash and Cash Equivalents in millions

	2002		2003
Deposits with banks and other financial institutions	HK$	1,651	HK$	135
Cash at banks and in hand		67		241

Cash and cash equivalents in the balance sheet	HK$	1,718	HK$	376
Bank overdrafts (Note 26B)		(34)		(12)

Cash and cash equivalents in the cash flow statement	HK$	1,684	HK$	364

During the year, the Group recognized property development profit out of deferred income and received properties as sharing in kind totalling HK$5,320 million (2002: HK$3,751 million), which were transactions not involving movements of cash or cash equivalents.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

26	Loans and Obligations under Finance Leases

A	BY TYPE in millions

	BALANCE 2002		BALANCE AT YEAR END CLOSING RATE 2003		EXCHANGE (GAIN)/LOSS ON RELATED FORWARD EXCHANGE CONTRACTS 2003		BALANCE 2003
Capital market instruments
Listed or publicly traded:
US dollar Yankee notes due 2005	HK$	2,324	HK$	2,329	HK$	(5)	HK$	2,324
US dollar Global notes due 2009		5,835		5,823		11		5,834
US dollar Global notes due 2010		4,679		4,658		19		4,677
Debt issuance programme notes due 2005		195		194		—		194

	HK$	13,033	HK$	13,004	HK$	25	HK$	13,029

Unlisted:
Debt issuance programme notes due 2003 to 2018	HK$	7,534	HK$	6,726	HK$	4	HK$	6,730
HK dollar note issuance programme notes due 2003		500		—		—		—
HK dollar notes due 2004 to 2008		2,350		2,350		—		2,350
HK dollar retail bonds due 2004 to 2006		3,500		3,500		—		3,500

	HK$	13,884	HK$	12,576	HK$	4	HK$	12,580

Total capital market instruments	HK$	26,917	HK$	25,580	HK$	29	HK$	25,609
Bank loans and overdrafts		5,983		5,928		(17)		5,911

	HK$	32,900	HK$	31,508	HK$	12	HK$	31,520
Obligations under finance leases (Note 26C)		608		505		—		505

Total	HK$	33,508	HK$	32,013	HK$	12	HK$	32,025

As at December 31, 2003, the Group had available undrawn committed bank loan facilities amounting to HK$6,700 million (2002: HK$6,000 million). In addition, the Group had a number of uncommitted facilities with undrawn amounts totalling HK$12,728 million (2002: HK$11,943 million), comprising a multi-currency debt issuance programme and short-term bank loan facilities.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

B	BY REPAYMENT TERMS in millions

	TOTAL 2002		CAPITAL MARKET INSTRUMENTS 2003		BANK LOANS AND OVERDRAFTS 2003		OBLIGATIONS UNDER FINANCE LEASES 2003		TOTAL 2003
Long-term loans and obligations under finance leases
Amounts repayable beyond 5 years	HK$	11,737	HK$	14,076	HK$	182	HK$	—	HK$	14,258
Amounts repayable within a period of between 2 and 5 years		8,380		2,950		5,218		272		8,440
Amounts repayable within a period of between 1 and 2 years		8,600		4,318		73		121		4,512
Amounts repayable within 1 year		4,757		4,265		73		112		4,450

	HK$	33,474	HK$	25,609	HK$	5,546	HK$	505	HK$	31,660

Bank overdrafts	HK$	34	HK$	—	HK$	12	HK$	—	HK$	12
Short-term loans		—		—		353		—		353

	HK$	33,508	HK$	25,609	HK$	5,911	HK$	505	HK$	32,025

The amounts repayable within 1 year in respect of long-term loans and obligations under finance leases are included in long-term loans as these amounts are intended to be refinanced on a long-term basis.

C	OBLIGATIONS UNDER FINANCE LEASES in millions

As at December 31, 2003, the Group and the Company had obligations under finance leases repayable as follows:

	PRESENT VALUE OF THE MINIMUM LEASE PAYMENTS 2002		INTEREST EXPENSE RELATING TO FUTURE PERIODS 2002		TOTAL MINIMUM LEASE PAYMENTS 2002		PRESENT VALUE OF THE MINIMUM LEASE PAYMENTS 2003		INTEREST EXPENSE RELATING TO FUTURE PERIODS 2003		TOTAL MINIMUM LEASE PAYMENTS 2003
Amounts repayable within a period of between 2 and 5 years	HK$	393	HK$	57	HK$	450	HK$	272	HK$	28	HK$	300
Amounts repayable within a period of between 1 and 2 years		112		38		150		121		29		150
Amounts repayable within 1 year		103		47		150		112		38		150

	HK$	608	HK$	142	HK$	750	HK$	505	HK$	95	HK$	600

Obligations under finance lease are the Group’s and the Company’s commitments to make future payments to New Hong Kong Tunnel Company Limited under the management agreement for the Eastern Harbour Crossing which is treated as a finance lease (note 14E).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

D	BONDS AND NOTES ISSUED AND REDEEMED in millions

Bonds and notes issued during the year ended December 31, 2002 and 2003 comprise:

	2002				2003
	PRINCIPAL AMOUNT		NET CONSIDERATION RECEIVED		PRINCIPAL AMOUNT		NET CONSIDERATION RECEIVED
Debt issuance programme notes	HK$	—	HK$	—	HK$	3,099	HK$	3,091
HK dollar retail bonds		3,500		3,553		—		—

	HK$	3,500	HK$	3,553	HK$	3,099	HK$	3,091

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

During the year, the Group redeemed HK$500 million (2002: Nil) unlisted Hong Kong dollar notes upon maturity.

E	GUARANTEES

There were no guarantees given by the Government in respect of loan facilities as at December 31, 2003 and 2002.

F	INTEREST RATES

The total borrowings, excluding obligations under finance leases, of HK$31,520 million (2002: HK$32,900 million) comprise:

	2002			2003
	LOAN AMOUNT		INTEREST RATE	LOAN AMOUNT		INTEREST RATE
	millions		% p.a.	millions		% p.a.
Fixed rate loans and loans swapped to fixed rates	HK$	20,325	4.3 - 8.4	HK$	19,358	2.2 - 8.4
Variable rate loans and loans swapped from fixed rate		12,575	(Note)		12,162	(Note)

	HK$	32,900		HK$	31,520

Note: Interest rates are determined by reference to either the Hong Kong prime rate, the Hong Kong Interbank Offered Rate or the London Interbank Offered Rate.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

27	Off-balance Sheet Financial Instruments

The Group has employed off-balance sheet derivative instruments such as interest rate swaps and currency swaps to manage its interest rate and foreign exchange exposure. These instruments are used solely to reduce or eliminate the financial risk associated with the Group’s liabilities and not for trading or speculation purposes.

The contracted notional amounts of derivative instruments outstanding by maturity and type at December 31, 2003 are as follows:

	2002		2003 MATURING IN
Notional amount in millions	TOTAL		LESS THAN 2 YEARS		2-5 YEARS		OVER 5 YEARS		TOTAL
Foreign exchange forwards	HK$	495	HK$	844	HK$	77	HK$	—	HK$	921
Cross currency and interest rate swaps		13,514		4,542		60		8,777		13,379
Interest rate swaps and options		22,910		11,950		5,600		3,021		20,571

	HK$	36,919	HK$	17,336	HK$	5,737	HK$	11,798	HK$	34,871

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

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

28	Creditors, Accrued Charges and Provisions in millions

	2002		2003
Creditors, accrued charges and provisions
- Airport Railway Project	HK$	282	HK$	242
- Tseung Kwan O Extension Project		814		256
- Property Projects		281		359
- Railway operations and other projects		2,379		2,495
Gross amount due to customers for contract work		4		68

	HK$	3,760	HK$	3,420

The above amounts are mainly related to capital projects which are settled upon certification of work in progress and swap interest payable. The Group has no significant balances of trade creditors resulting from its provision of transportation services.

The aggregate amount of costs incurred plus recognized profits less recognized losses to date, included in the gross amount due to customers for contract work at December 31, 2003, is HK$121 million (2002: Nil).

The gross amount due to customers for contract work at December 31, 2003 that is expected to be settled after more than one year is HK$56 million (2002: Nil).

The analysis of creditors included above by due dates is as follows:

	2002		2003
Due within 30 days or on demand	HK$	547	HK$	541
Due after 30 days but within 60 days		667		590
Due after 60 days but within 90 days		50		75
Due after 90 days		2,043		1,767

	HK$	3,307	HK$	2,973
Rental and other refundable deposits		295		297
Accrued employee benefits		158		150

Total	HK$	3,760	HK$	3,420

Creditors, accrued charges and provisions in respect of the Airport Railway and Tseung Kwan O Extension projects include provisions for claims on completed contracts, which were capitalized as part of the railway assets upon commissioning of the Tung Chung and Airport Express Lines in 1998 and the Tseung Kwan O Line in August 2002. Most of these claims have been resolved and it is anticipated that, subject to unforeseen circumstances, the remaining amount required to be paid will be sufficiently covered by the above mentioned provisions of the respective projects. The carrying amounts of such claim provisions and their movements are not separately disclosed in view of their commercial sensitivity.

As at December 31, 2003, all creditors, accrued charges and provisions were expected to be settled within one year except for HK$729 million (2002: HK$382 million) included in the amounts relating to railway operations and other projects, which were expected to be settled after one year. The amounts due after one year are mainly rental deposits received from shop and station kiosk tenants and advance income received from telecommunication services operators.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

29	Contract Retentions in millions

	DUE FOR RELEASE AFTER 12 MONTHS		DUE FOR RELEASE WITHIN 12 MONTHS		TOTAL
2002
Tseung Kwan O Extension Project	HK$	—	HK$	237	HK$	237
Property Projects		—		31		31
Railway operations and other projects		62		166		228

	HK$	62	HK$	434	HK$	496

2003
Tseung Kwan O Extension Project	HK$	—	HK$	99	HK$	99
Property Projects		—		9		9
Railway operations and other projects		89		114		203

	HK$	89	HK$	222	HK$	311

30	Amounts Due to the Government and Other Related Parties in millions

The following are amounts due to the Government and Airport Authority in respect of works entrusted to them by the Group and the amounts due to the subsidiaries:

	2002		2003
Amounts due to:
- the Government	HK$	129	HK$	113
- the Airport Authority		76		48
- non-controlled subsidiary		4		—
- the Company’s subsidiaries		—		—

	HK$	209	HK$	161

As at December 31, 2003, HK$100 million (2002: HK$209 million) due to the Government and Airport Authority and HK$125 million (2002: HK$90 million) due to the subsidiaries are expected to be settled within one year.

31	Deferred Liabilities in millions

	2002		2003
Estate management funds
- Refundable deposits on managed properties	HK$	31	HK$	33
- Building maintenance and asset replacement reserve funds		54		53

	HK$	85	HK$	86

32	Deferred Income in millions

	2002		2003
Deferred income on property development (note 16B)	HK$	6,226	HK$	4,924
		------		------
Deferred income on lease out and lease back transaction (note 14G)	HK$	—	HK$	141
Less: Amount recognized as income		—		4

	HK$	—	HK$	137
		------		------

	HK$	6,226	HK$	5,061

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

33	Income Tax in the Balance Sheet in millions

A    Taxes payable in the consolidated balance sheet comprised overseas tax liabilities in respect of consultancy services income earned offshore, chargeable at the appropriate current tax rates of taxation ruling in the relevant countries.

B    Deferred tax assets and liabilities recognized

The components of deferred tax assets and liabilities recognized in the balance sheet and the movements during the year are as follows:

	DEFERRED TAX ARISING FROM
	DEPRECIATION ALLOWANCES IN EXCESS OF RELATED DEPRECIATION		REVALUATION OF PROPERTIES		PROVISION AND OTHER TEMPORARY DIFFERENCES		TAX LOSSES		TOTAL
2002
At January 1, 2002
- as previously reported	HK$	—	HK$	—	HK$	—	HK$	—	HK$	—
- prior period adjustments		7,151		—		(79)		(4,450)		2,622

- as restated	HK$	7,151	HK$	—	HK$	(79)	HK$	(4,450)	HK$	2,622
Charged / (credited) to consolidated profit and loss account		533		—		(4)		101		630

At December 31, 2002	HK$	7,684	HK$	—	HK$	(83)	HK$	(4,349)	HK$	3,252

2003
At January 1, 2003
- as previously reported	HK$	—	HK$	—	HK$	—	HK$	—	HK$	—
- prior period adjustments		7,684		—		(83)		(4,349)		3,252

- as restated	HK$	7,684	HK$	—	HK$	(83)	HK$	(4,349)	HK$	3,252
Charged / (credited) to consolidated profit and loss account		1,069		—		(28)		(297)		744
Charged to reserves (Note 35)		—		4		—		—		4

At December 31, 2003	HK$	8,753	HK$	4	HK$	(111)	HK$	(4,646)	HK$	4,000

							2002		2003
Net deferred tax liability recognized in the balance sheet							HK$	3,252	HK$	4,000

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

34	Share Capital, Share Premium and Capital Reserve in millions

	2002		2003
Authorized:
6,500,000,000 shares of HK$1.00 each	HK$	6,500	HK$	6,500

Issued and fully paid:
5,288,695,393 shares (2002: 5,158,748,655 shares) of HK$1.00 each	HK$	5,159	HK$	5,289
Share premium		1,563		2,609
Capital reserve		27,188		27,188

	HK$	33,910	HK$	35,086

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

New shares issued and fully paid up during the year comprise:

				PROCEEDS CREDITED TO
	NUMBER OF SHARES	OPTION / SCRIP PRICE		SHARE CAPITAL ACCOUNT		SHARE PREMIUM ACCOUNT		TOTAL
				millions		millions		millions
Employee share options exercised	10,489,500	HK$	8.44	HK$	10	HK$	78	HK$	88
Issued as 2002 final scrip dividends	82,018,666	HK$	8.80		82		640		722
Issued as 2003 interim scrip dividends	37,438,572	HK$	9.79		38		328		366

	129,946,738			HK$	130	HK$	1,046	HK$	1,176

Outstanding share options under the Pre-Global Offering Share Option Scheme and New Joiners Share Option Scheme as at December 31, 2003 are disclosed in note 42.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

35	Other Reserves in millions

	INVESTMENT PROPERTY REVALUATION RESERVE		FIXED ASSET REVALUATION RESERVE		RETAINED PROFITS		TOTAL
2002
Balance as at January 1, 2002 as previously reported	HK$	6,518	HK$	116	HK$	14,407	HK$	21,041
Prior period adjustment in respect of deferred tax (Note 43A)		—		—		(2,620)		(2,620)

Balance as at January 1, 2002 as restated	HK$	6,518	HK$	116	HK$	11,787	HK$	18,421
Dividends paid		—		—		(2,132)		(2,132)
Deficits on revaluation		(112)		(92)		—		(204)
Profit for the year (as restated)		—		—		3,579		3,579

Balance as at December 31, 2002	HK$	6,406	HK$	24	HK$	13,234	HK$	19,664

2003
Balance as at January 1, 2003 as previously reported	HK$	6,406	HK$	24	HK$	16,487	HK$	22,917
Prior period adjustment in respect of deferred tax (Note 43A)		—		—		(3,253)		(3,253)

Balance as at January 1, 2003 as restated	HK$	6,406	HK$	24	HK$	13,234	HK$	19,664
Dividends paid		—		—		(2,178)		(2,178)
Surplus / (Deficits) on revaluation, net of deferred tax (Notes 14 and 33)		276		(6)		—		270
Profit for the year		—		—		4,450		4,450

Balance as at December 31, 2003	HK$	6,682	HK$	18	HK$	15,506	HK$	22,206

The investment property and fixed asset revaluation reserves were set up to deal with the surpluses or deficits arising from the revaluation of investment properties and self-occupied office land and buildings respectively (note 1E).

The investment property and fixed asset revaluation reserves are not available for distribution to shareholders because they do not constitute realized profits. As at December 31, 2003, the total amount of reserves available for distribution to shareholders under the Hong Kong Companies Ordinance amounted to HK$15,305 million (2002: HK$13,104 million, as restated).

Included in the Group’s retained profits as at December 31, 2003 is an amount of HK$86 million (2002: HK$64 million), being the retained profits attributable to the non-controlled subsidiary.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

36	Retirement Schemes

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

The Retirement Scheme was established under trust at the beginning of 1977. The Retirement Scheme contains both defined benefit and defined contribution elements. The Retirement Scheme was registered under the Occupational Retirement Schemes Ordinance (Chapter 426 of the Laws of Hong Kong) (“ORSO”) with effect from October 31, 1994. On July 3, 2000, exemption was granted by the MPF Authority to maintain the Retirement Scheme and offer it as an alternative to the MPF Scheme.

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

(a)	The Hybrid Benefit Section

Members’ contributions to the hybrid benefit section are based on a fixed percentage of basic salary. The Company’s contributions are determined by the Executive Directorate with reference to an actuarial valuation. At December 31, 2003, the total membership was 6,093 (2002: 6,397; 2001: 6,715). In 2003, members contributed HK$70 million (2002: HK$75 million; 2001: HK$78 million) and the Company contributed HK$238 million (2002: HK$256 million; 2001: HK$267 million) to the hybrid benefit section. The net asset value of the hybrid benefit section as at December 31, 2003 was HK$4,639 million (2002: HK$3,769 million; 2001: HK$3,726 million).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

(b)	The Defined Contribution Benefit Section

Both members’ and the Company’s contributions to the defined contribution benefit section are based on fixed percentages of members’ basic salary. As at December 31, 2003, the total membership under this section was 405 (2002: 363; 2001: 368). In 2003, total members’ contributions were HK$5.3 million (2002: HK$5.2 million; 2001: HK$4.4 million) and the total contribution from the Company was HK$11.1 million (2002: HK$10.6 million; 2001: HK$9.1 million). The net asset value as at December 31, 2003 was HK$49.5 million (2002: HK$28.6 million; 2001: HK$19.7 million).

According to the terms of the trust deed, forfeitures were transferred to the reserve account to be utilized at the discretion of the Company.

(c)	Actuarial Valuations

Actuarial valuations are carried out annually in accordance with the ORSO. A full actuarial valuation of the Retirement Scheme, comprising both the hybrid and the defined contribution benefit sections, was carried out at December 31, 2003 by Towers, Perrin, Forster & Crosby, Inc., an independent firm of consulting actuaries, using the Attained Age Method. The principal actuarial assumptions used included a long-term rate of investment return net of salary increases of 2.0% (2002: 2.25%; 2001: 2%) per annum, together with appropriate allowances for expected rates of mortality, turnover, redundancy and retirement and an adjustment for salary increases expected over the short term. The actuary confirmed that, at the valuation date:

i	the Scheme was solvent, with assets more than adequate to cover the aggregate value of members’ vested benefits had all members left the Scheme; and

ii	the value of the Scheme’s assets was more than sufficient to cover the aggregate past service liability on the assumption that the Scheme continued in force.

B	RBS

The RBS was established under trust as of January 1, 1995. The RBS is a defined benefit scheme and applies to all employees classified by the Company as staff working on designated projects and who are not on gratuity terms. The RBS provides for benefits to be payable only in the event of redundancy for accrued service up to December 31, 2002. The RBS was registered under the Occupational Retirement Schemes Ordinance with effect from December 1, 1995. As at December 31, 2003, there were 424 members (2002: 520; 2001: 692) under the RBS.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

The RBS is non-contributory for members. The Company’s contributions are determined by the Executive Directorate with reference to an actuarial valuation and are charged as part of the staff costs to various projects on the basis of the amount contributed. During 2003, the Company’s contributions amounted to HK$2 million (2002: HK$2 million; 2001: HK$3 million). The net asset value of the RBS as at December 31, 2003 was HK$14 million (2002: HK$23 million; 2001: HK$45 million).

Actuarial valuations are carried out annually. A full actuarial valuation of the RBS was carried out at December 31, 2003 by Towers, Perrin, Forster & Crosby, Inc. using the Attained Age Method. The principal actuarial assumptions used included an expected weighted rate of investment return net of salary increases, of approximately 0% (2002: 1.25%; 2001: 0%) per annum, together with appropriate allowance for expected rates of redundancy. The actuary confirmed that, at the valuation date:

i	due to the nature of the RBS which provides for benefits only on redundancy, there was no aggregate vested liability, and thus the RBS was technically solvent; and

ii	the value of the RBS assets, together with the future contributions recommended by the actuary and to be adopted by the Company, would be sufficient to meet the liabilities of the RBS on an on-going basis.

C	MPF SCHEME

Effective from the MPF commencement date of December 1, 2000, the Company joined The Bank Consortium MPF Plan which has been registered with the Mandatory Provident Fund Schemes Authority and authorized by the Securities and Futures Commission. As at December 31, 2003, the total number of employees of the Company participating in the MPF Scheme was 504 (2002: 502; 2001: 438). In 2003, total members’ contributions were HK$1.7 million (2002: HK$2.0 million; 2001: HK$2.5 million) and total contribution from the Company was HK$2.0 million (2002: HK$2.3 million; 2001: HK$2.7 million).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

37	Defined Benefit Retirement Plan Obligations in millions

The Group makes contributions to two defined benefit plans that provide benefits for employees upon retirement or termination of services for other reasons (note 36). The movements in respect of these defined benefit plans during the year are summarized as follows:

A	The amounts recognized in the balance sheets:

	RETIREMENT SCHEME 2002		RBS 2002		TOTAL 2002		RETIREMENT SCHEME 2003		RBS 2003		TOTAL 2003
Present value of funded obligations	HK$	3,775	HK$	31	HK$	3,806	HK$	4,277	HK$	14	HK$	4,291
Fair value of plan assets		(3,768)		(23)		(3,791)		(4,638)		(14)		(4,652)
Net unrecognized actuarial (losses) / gains		(6)		(6)		(12)		322		2		324

Net liability / (asset)	HK$	1	HK$	2	HK$	3	HK$	(39)	HK$	2	HK$	(37)

The plans had no investment in shares or debt securities issued by the Company.

B	Movements in the net liability / (asset) recognized in the balance sheets:

	RETIREMENT SCHEME 2002		RBS 2002		TOTAL 2002		RETIREMENT SCHEME 2003		RBS 2003		TOTAL 2003
At January 1	HK$	44	HK$	1	HK$	45	HK$	1	HK$	2	HK$	3
Contributions paid to the Schemes		(256)		(2)		(258)		(238)		(2)		(240)
Expense recognized (Note 37C)		213		3		216		198		2		200

At December 31	HK$	1	HK$	2	HK$	3	HK$	(39)	HK$	2	HK$	(37)

C	Expense recognized in the consolidated profit and loss account:

	RETIREMENT SCHEME 2002		RBS 2002		TOTAL 2002		RETIREMENT SCHEME 2003		RBS 2003		TOTAL 2003
Current service cost	HK$	220	HK$	3	HK$	223	HK$	235	HK$	—	HK$	235
Interest cost		220		1		221		195		1		196
Expected return on plan assets		(227)		(1)		(228)		(232)		(1)		(233)
Net actuarial loss recognized		—		—		—		—		2		2

Expense recognized (Note 37B)	HK$	213	HK$	3	HK$	216	HK$	198	HK$	2	HK$	200
Less: Amount capitalized		64		3		67		42		2		44

	HK$	149	HK$	—	HK$	149	HK$	156	HK$	—	HK$	156

The retirement expense is recognized under staff costs and related expenses in the consolidated profit and loss account.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

D	Actual (loss) / gain on plan assets

	2002		2003
MTRCL Retirement Scheme	HK$	(60)	HK$	791

MTRCL Retention Bonus Scheme	HK$	1	HK$	—

E	The principal actuarial assumptions used as at December 31, 2003 (expressed as weighted average) are as follows:

	RETIREMENT SCHEME 2002	RBS 2002	RETIREMENT SCHEME 2003	RBS 2003
Discount rate at December 31	5.25%	1.50%	5.25%	1.25%
Expected rate of return on plan assets	6.00%	2.00%	6.00%	1.50%
Future salary increases	3.75%	0.75%	4.00%	1.50%

Certain 2001 comparative information is not provided as an independent actuarial valuation is not required and has not been conducted to ascertain the Scheme’s position as at January 1, 2001.

38	Construction Projects

A	PENNY’S BAY RAIL LINK

The Project Agreement between the Government and the Company for the design, construction, financing and operation of the Penny’s Bay Rail Link was signed on July 24, 2002.

Since the signing of the Agreement, all major contracts of the project have been awarded and the construction works are well underway. The project is on programme and scheduled to be completed and opened for service on July 1, 2005.

In view of most of the contracts being awarded at prices within the engineer’s estimate, it is expected that the capital cost estimate of the project will not exceed the original budget of HK$2 billion.

At December 31, 2003, the Company had incurred expenditure of HK$883 million (2002: HK$285 million) on the project and had authorized outstanding commitments on contracts totalling HK$446 million (2002: HK$825 million) related to the project.

B	TUNG CHUNG CABLE CAR PROJECT

The Project Agreement between the Government and the Company for the design, construction, financing and operation of the Tung Chung Cable Car Project was signed on November 19, 2003.

The opening of Cable Car service to the Public is planned for early 2006. The capital cost estimate for the project based on the defined scope of works and programme is HK$950 million.

Subsequent to the signing of the Project Agreement, a contract for the building and civil engineering works was awarded. Construction will commence in early 2004.

At December 31, 2003, the Company had incurred expenditure of HK$137 million (2002: HK$17 million regarded as deferred expenditure) on the project and had authorized outstanding commitments on contracts totalling HK$495 million (2002: HK$192 million) related to the project.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

39	Interests in Jointly Controlled Operations

The Group has the following jointly controlled operations in respect of its property development projects as at December 31, 2003.

LOCATION /		TOTAL GROSS	ACTUAL OR EXPECTED
DEVELOPMENT PACKAGE	LAND USE	FLOOR AREA (sq.m.)	COMPLETION DATE
Hong Kong Station	Office / Retail / Hotel	415,894	By phases from 1998 - 2005

Kowloon Station
Package One	Residential	147,547	Completed in 2000
Package Two	Residential	210,319	Completed by phases from 2002 - 2003
Package Three	Residential	105,886	2005
Package Four	Residential	128,845	Completed in 2003
Package Five, Six and Seven	Residential / Office / Retail / Hotel / Serviced Apartment	504,350	By phases from 2006 - 2008

Olympic Station
Package One	Residential / Office / Retail	309,069	Fully completed in 2000
Package Two	Residential / Retail	268,650	Completed by phases from 2001 - 2002
Package Three	Residential	104,452	2005

Tsing Yi Station	Residential / Retail	292,795	Fully completed in 1999

Tung Chung Station
Package One	Residential / Office / Retail / Hotel	361,686	By phases from 1999 - 2005
Package Two	Residential / Retail	255,949	By phases from 2002 - 2007
Package Three	Residential / Retail	413,154	By phases from 2002 - 2007

Hang Hau Station	Residential / Retail	142,152	2005

Tiu Keng Leng Station	Residential / Retail	253,765	2006

Tseung Kwan O Station
Area 55b	Residential / Retail	96,797	2006
Area 57a	Residential / Retail	29,642	2005

Choi Hung Park-and-Ride	Residential / Retail	21,582	2005

The Group’s assets held in relation to these joint venture operations include various site foundation works and related staff and overhead costs. The costs incurred by the Group on each development package are set off against any up-front payments received from developers in relation to that development package, and the balance is shown on the balance sheet either as property development in progress or deferred income (note 16) as the case may be. As at December 31, 2003, total property development in progress in respect of these jointly controlled operations was HK$540 million (2002: HK$1,126 million) and total deferred income was HK$4,924 million (2002: HK$6,226 million).

As the Group is not involved in the financing of the construction of the developments, the only financial liability in respect of these developments as at December 31, 2003 was HK$108 million (2002: HK$56 million) in respect of accruals related to property enabling works.

During the year ended December 31, 2003, profits of HK$5,369 million (2002: HK$3,755 million; 2001: HK$3,248 million) were recognized (note 6).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

40	Material Related Party Transactions

The Financial Secretary Incorporated, which holds approximately 76% of the Company’s issued share capital on trust for the Government of the Hong Kong SAR, is the majority shareholder of the Company. Transactions between the Group and Government departments, agencies or Government controlled entities, other than those transactions such as the payment of fees, taxes, leases and rates, etc. that arise in the normal dealings between the Government and the Group, are considered to be related party transactions pursuant to SSAP 20 “Related party disclosures” and are identified separately in these accounts.

Members of the Board and Members of the Executive Directorate, and parties related to them, are also considered to be related parties of the Group. Transactions with these parties, except for those involving a Member of the Board or his related parties where the relevant Member abstains from voting, are separately disclosed in the accounts.

Major related party transactions entered into by the Group in prior years which are still relevant for the current year include:

A    The Company entered into the Airport Railway Agreement with the Government on July 5, 1995 for the construction of the Airport Railway. In addition to specifying the parameters for the design, construction and operation of the Tung Chung and Airport Express Lines, the Agreement also included provisions for the granting of land to the Company for property development (note 16).

B    The Company entered into the TKE Project Agreement with the Government on November 4, 1998 for the design, construction, financing and operation of the Tseung Kwan O Extension and the granting of land for commercial and residential property developments along the railway extension.

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

D    On July 14, 2000, the Company received a comfort letter from the Government pursuant to which Government agreed to extend the period of certain of the Company’s land interests so that they are coterminous with the Company’s initial 50-year franchise.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

E    On July 24, 2002, the Company entered into an agreement with the Government specifying the parameters for the design, construction, financing and operation of the Penny’s Bay Rail Link (the “PBL Agreement”). In connection with the financing of the PBL Project, the Government agreed to provide financial support to the Company in order to bridge the funding gap between the Company’s required rate of return of 11.25% per annum in respect of the PBL Project, and the projected return of the PBL pursuant to the terms of the Operating Agreement (note 40C). Such financial support, which amounted to HK$798 million at net present value on January 1, 2002, has been provided through the Government waivers of its entitlement to cash dividends in respect of its shareholding, commencing from the financial year ended December 31, 2002 and thereafter as is equivalent to the funding gap.

During the year, the Group has had the following material related party transactions:

F    In connection with the construction of various railway projects, certain essential project works are embedded within the infrastructure works to be undertaken by the Government or certain of its related parties. These works have been entrusted to the Government and its related parties and are payable on an actual cost basis according to architectural certifications. The Government and certain of its related parties, on the other hand, have entered into entrustment agreements with the Company for the construction of various other infrastructure works that are also reimbursable according to actual costs certified. Details of the amounts paid and the amounts receivable and payable as at December 31, 2003 are provided in notes 15, 24 and 30 respectively.

G    On November 19, 2003, the Company entered into a formal project agreement with the Government to develop, on a build, operate and transfer basis, the Tung Chung Cable Car System together with a Theme Village at Ngong Ping on the Lantau Island under a franchise granted by the Government for a period of 30 years commencing on December 24, 2003. Details of the project are set out in note 38B.

H    The Company has business transactions with its non-controlled subsidiary in the normal course of operations, details of which are disclosed in note 18.

I    The Group has paid remuneration to the Members of the Board and Members of the Executive Directorate. Details of these transactions are described in note 5A. In addition, the Members of the Executive Directorate were granted share options under the Company’s Pre-Global Offering Share Option Scheme and New Joiners Share Option Scheme. Details of these directors’ options are disclosed in note 5B.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

J	During the year, the following dividends were paid to or waived by the Government:

(in millions)	2002		2003
Cash dividends paid	HK$	470	HK$	—
Cash dividends waived (Note 40E)		219		675
Shares allotted in respect of scrip dividends		944		986

	HK$	1,633	HK$	1,661

Out of the HK$675 million (2002: HK$219 million) cash dividends waived by the Government, HK$664 million (2002: HK$219 million) have been offset against the construction costs of the PBL Project (note 15). The remaining HK$11 million (2002: Nil) has been included in creditors, accrued charges and provisions.

41	Commitments in millions

A	CAPITAL COMMITMENTS

i    Outstanding capital commitments as at December 31, 2003 not provided for in the accounts were as follows:

	RAILWAY OPERATIONS		PENNY’S BAY RAIL LINK AND TUNG CHUNG CABLE CAR PROJECTS		PROPERTY DEVELOPMENT PROJECTS		TOTAL
2002
Authorized but not yet contracted for	HK$	499	HK$	—	HK$	1,934	HK$	2,433
Authorized and contracted for		1,321		1,017		67		2,405

	HK$	1,820	HK$	1,017	HK$	2,001	HK$	4,838

2003
Authorized but not yet contracted for	HK$	470	HK$	—	HK$	1,817	HK$	2,287
Authorized and contracted for		892		941		70		1,903

	HK$	1,362	HK$	941	HK$	1,887	HK$	4,190

Included in the amounts authorized but not yet contracted for are costs that will not be subject to capital contracts such as staff costs, overhead expenses and capitalized interest.

ii    The commitments under railway operations comprise the following:

	IMPROVEMENT AND ENHANCEMENT WORKS		ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT		TOTAL
2002
Authorized but not yet contracted for	HK$	338	HK$	161	HK$	499
Authorized and contracted for		665		656		1,321

	HK$	1,003	HK$	817	HK$	1,820

2003
Authorized but not yet contracted for	HK$	348	HK$	122	HK$	470
Authorized and contracted for		394		498		892

	HK$	742	HK$	620	HK$	1,362

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

iii    Commitments in respect of jointly controlled operations have been included in the commitments for Property Development Projects above and were as follows:

	2002		2003
Authorized but not yet contracted for	HK$	1,931	HK$	1,817
Authorized and contracted for		57		61

	HK$	1,988	HK$	1,878

B	OPERATING LEASE COMMITMENTS

The Group had operating leases on office buildings and staff quarters as at December 31, 2003. The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	2002		2003
Payable within one year
Leases expiring within one year	HK$	3	HK$	3
Leases expiring between one to five years		4		3

	HK$	7	HK$	6
Payable after one but within five years		2		1

	HK$	9	HK$	7

The above includes HK$3 million (2002: HK$6 million) in respect of the office accommodation and quarters for construction project staff. The majority of the leases are subject to rent reviews.

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

As at December 31, 2003, the Group had total outstanding liabilities and contractual commitments of HK$490 million (2002: HK$445 million) in respect of these works and services. Cash funds totalling HK$568 million (2002: HK$530 million) obtained through monthly payments of management service charges from the managed properties are held by the Group on behalf of those properties for settlement of works and services provided.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

42	Employee Share Option Schemes

A	PRE-GLOBAL OFFERING SHARE OPTION SCHEME

In connection with the Initial Public Offering (“IPO”) and Stock Exchange listing of the Company’s shares in October 2000, a Pre-Global Offering Share Option Scheme (“Pre-IPO Option Scheme”) was established. Under the Pre-IPO Option Scheme, a total of 769 employees including all the Members of the Executive Directorate, except C K Chow and Lincoln K K Leong who were appointed on December 1, 2003 and February 1, 2002 respectively, were granted on September 20, 2000 options to purchase an aggregate of 48,338,000 shares, representing 0.9% of the issued share capital of the Company as at December 31, 2003. The options carry an exercise price of HK$8.44 per share, which was equivalent to 90% of the IPO offer price of HK$9.38 per share. The options may be exercised prior to September 11, 2010, subject to the vesting provisions under the Scheme. As of December 31, 2003, all options granted under the Pre-IPO Option Scheme have been vested.

In 2003, 15,999,500 options to subscribe for shares were vested and 10,489,500 share options vested have been exercised. The weighted average closing price in respect of the share options exercised during the year was HK$9.97 per share. In addition, 1,044,500 share options lapsed as a result of the resignation of certain option holders during the year. As at December 31, 2003, total options to subscribe for 25,229,500 (2002: 36,763,500) shares remained outstanding.

B	NEW JOINERS SHARE OPTION SCHEME

In May 2002, the New Joiners Share Option Scheme (the “New Option Scheme”) was adopted at the 2002 Annual General Meeting to provide share options to new members of the top and senior management of the Company who did not participate in the Pre-IPO Option Scheme. Under the Rules of the New Option Scheme, a maximum of 5,056,431 shares, which represent 0.1% of the issued share capital of the Company as at December 31, 2003, may be issued pursuant to the exercise of options granted under the New Option Scheme. Options granted will be evenly vested in respect of their underlying shares over a period of three years from the date on which the relevant option is offered. The exercise price of any option granted under the New Option Scheme is to be determined by the Company upon the offer of grant of the option and which should not be less than the greatest of (i) the average closing price of an MTR share for the five business days immediately preceding the day of offer of such option; (ii) the closing price of an MTR share on the day of offer of such option, which must be a business day; and (iii) the nominal value of an MTR share.

On August 1, 2003, a total of 5 employees, including Lincoln K K Leong, a Member of the Executive Directorate, were granted options to purchase an aggregate of 1,561,200 shares at an exercise price of HK$9.75 per share, being the closing price of an MTR share on the day of offer. Subject to the vesting provisions under the New Option Scheme, the options will be vested starting from July 14, 2004 and are exercisable on or prior to July 14, 2013.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

43	Adoption of New Accounting Policies

A	DEFERRED TAX in millions

The Hong Kong Society of Accountants issued SSAP 12 “Income taxes” in August 2002, which supercedes the previous SSAP 12 “Accounting for deferred taxes”. The new standard became effective for accounting period beginning on or after January 1, 2003. The Group has therefore adopted the new standard for preparation of the Group’s financial statements for the years ended December 31, 2002 and 2003.

The revised SSAP 12 requires deferred tax assets and liabilities to be provided in full using the liability method, on temporary differences arising between the tax base of an asset or a liability and its carrying value in the financial statements at the balance sheet date. Deferred tax assets or liabilities arising from temporary differences need to be measured at the tax rates enacted or substantively enacted by the balance sheet date. The principal temporary differences in respect of the Company arise from depreciation of fixed assets, various expense provisions and tax losses carried forward.

Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary difference can be utilized.

In accordance with the previous deferred tax standard, the Group did not provide for deferred taxation on timing differences unless they are expected to crystallize in the foreseeable future. Adoption of the revised SSAP 12 therefore constituted a change in accounting policy and pursuant to SSAP 2 (which outlines the disclosure requirements when a change in accounting policy has a material effect on the current or prior periods presented), the Group has retrospectively restated the opening balances of the retained profits as at January 1, 2002 and 2003. The previously reported net profit for the year ended December 31, 2002 have also been adjusted to reflect movements in the deferred income taxes account during the year. These effects are summarized as follows:

	NET MOVEMENTS IN DEFERRED INCOME TAXES
	BALANCE AS AT JANUARY 1, 2002		YEAR ENDED DECEMBER 31, 2002	BALANCE AS AT JANUARY 1, 2003
Retained profit as previously reported	HK$	14,407		HK$	16,487
Prior period adjustments in respect of :
Deferred tax		(2,622)	(630)		(3,252)
Share of non-controlled subsidiary’s deferred tax		2	(3)		(1)

Retained profit as restated	HK$	11,787		HK$	13,234

B	LEASE OUT AND LEASE BACK TRANSACTIONS

During the year, the Group entered into a series of structured transactions with unrelated third parties to lease out and lease back certain of its passenger cars (“Lease Transaction”). Details of the Lease Transaction and the accounting treatment relating to the transaction are disclosed in note 14G.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

44	Subsequent Events

A	RAILWAY PROJECT IN SHENZHEN, THE PEOPLE’S REPUBLIC OF CHINA (“PRC”)

On January 15, 2004, the Company entered into an Agreement in Principle (the “Agreement”) for a “Build, Operate and Transfer” project with the Shenzhen Municipal Government, PRC to construct Phase 2 of Line 4 of the proposed Shenzhen Metro System and to operate Line 4 for a term of 30 years.

The Agreement sets out the principles upon which the Company and the Shenzhen Municipal Government will negotiate an Authorized Operating Agreement, subject to the National Development and Reform Commission’s approval, to allow a project company to be established by the Company in PRC with the right to construct Phase 2 of Line 4 and to operate Line 4, and the right to use the facilities of Phase 1 of Line 4. The Agreement also provides that the project company will acquire land along Line 4 with an aggregate gross floor area of 2.9 million sq.m. for the purpose of property development.

The total investment of the project company will be approximately RMB6 billion with a registered capital of approximately RMB2.4 billion.

B	DEBT ISSUANCE

On January 20, 2004, MTR Corporation (C.I.) Limited successfully completed the issuance of US$600 million 10-year Eurobonds (the “Bonds”). The Bonds are unconditionally and irrevocably guaranteed by the Company and carry a coupon of 4.75% per annum, as well as a maturity date of January 21, 2014. The net proceeds from the MTR Corporation (C.I.) Limited’s issue were on-lent to the Company for use by it for general corporate purposes, which may include working capital, capital expenditures, refinancing and repayment of existing debts. The Bonds are listed on the London Stock Exchange.

C	POSSIBLE MERGER WITH THE KCRC

On February 24, 2004, the Government announced its invitation to the Company and KCRC to commence discussions on the possible merger between the two companies. Conclusion of the negotiations is required to be reported to the Government by August 31, 2004.

D	EXTENSION OF SCRIP DIVIDEND ARRANGEMENT

On February 26, 2004, the Government agreed to extend the scrip dividend arrangement (its agreement to elect to receive all or part of its entitlement to dividends in the form of new shares under any scrip dividend election to be offered by the Company to its shareholders in respect of a financial year to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company to its shareholders in respect of the relevant financial year will be paid in the form of cash) to each of the three financial years ending December 31, 2006.

45	Comparative Figures

Certain comparative figures have been restated and reclassified based on the requirement of the new accounting standards adopted as set out in note 43.

46	Approval of Accounts

The accounts were approved by the Board on March 2, 2004.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

47	Summary of Differences Between Hong Kong and United States GAAP

The Group’s consolidated financial statements are prepared in accordance with the accounting principles generally accepted applicable in Hong Kong (“HK GAAP”), which differ in certain significant respects from those applicable in the United States (“US GAAP”). The significant differences relate principally to the following items, and the adjustments considered necessary to restate profit (“net income”) and shareholders’ funds (“shareholders’ equity”) in accordance with US GAAP are shown in the tables set out below.

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

The Group entered into a joint venture agreement with a property developer to redevelop the headquarters building. Under HK GAAP, the redeveloped headquarters building retained by the Group was recorded as an addition of land and buildings at open market value. The shopping centre and cash received from the developer, net of related costs, were recognized as property development profits. Under US GAAP, the redevelopment would be accounted for as a non-monetary transaction, and such redevelopment would be recorded at historical cost with no profit recognition thereon.

C	ASSET REVALUATIONS AND DEPRECIATION

Under HK GAAP, investment properties are stated on the basis of appraised value, and depreciation expense is not provided on such properties. Also under HK GAAP, self-occupied land and buildings are stated at their open market values on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation. Under US GAAP, such revaluations are not permitted. Accordingly, for the purposes of the reconciliation between HK GAAP and US GAAP, the properties of the Group, which are stated at appraised or open market value, have been restated at historical cost less accumulated depreciation. Depreciation has been based on the historical cost of the properties and the shorter of the unexpired lease term or useful life of 50 years. The approximate gross historical cost of investment properties subject to depreciation under US GAAP, which are not depreciated under HK GAAP, amounted to HK$3,250 million and HK$6,876 million at December 31, 2002 and 2003, respectively.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

D	DEPRECIATION OF CERTAIN FIXED ASSETS

Prior to 1995, under HK GAAP, the historical cost of the Group’s tunnel lining and underground civil structures was not depreciated. Under established industry practice in the United States for similar costs, depreciation is provided for financial accounting purposes over extended periods. For US GAAP purposes, the Group has depreciated such costs over a 100-year period.

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

Under HK GAAP, the provision for the defined benefit element of the MTR Corporation Limited Retirement Scheme (the “Retirement Scheme”) was based on the contributions made to the Retirement Scheme. The adoption of the new Statement of Standard Accounting Practice (“SSAP”) 34 under HK GAAP has resulted in the provisions for deficiency of the Retirement Scheme’s present value of the defined benefit obligations over the fair value of the assets. Such transitional liability was recognized immediately against the opening balance of the retained profits as of January 1, 2002 under HK GAAP. Under US GAAP, the defined benefit element of the Retirement Scheme is recognized as a charge to income over the employees’ approximate service period, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 87. SFAS No.87 focuses on the Retirement Scheme’s benefit formula as the basis for determining the benefit earned, and therefore the cost incurred, in each year. The determination of the benefit earned is actuarially determined and includes components for service cost, time value of money, return on plan assets and gains or losses from changes in previous assumptions. The actuarial valuation methods used are different under HK GAAP and US GAAP and so are the pension expenses recognized. As such, the transitional liability of HK$44 million recognized immediately against the opening balance of the retained profits under HK GAAP is reversed under US GAAP. Adjustment on pension costs calculated by the actuarial method in accordance with SFAS No. 87 is made accordingly.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

F	INCOME TAXES

In the past, the Group’s deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences, which are expected with reasonable probability to become payable in the foreseeable future. With respect to deferred tax assets (a net deferred tax debit), HK GAAP includes recognition criteria providing for net deferred tax assets, which are probable of recovery in the foreseeable future, with assurance beyond a reasonable doubt that taxable income will be generated in the future. Under US GAAP, full provision is made for all deferred taxes as they arise, except that a valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. Under US GAAP, “more likely than not” is defined as a likelihood of more than 50 percent. With effect from January 1, 2003, the Group’s accounting policy under HK GAAP for the recognition of deferred tax as set out in note 1Q is similar to US GAAP. As shown in note 43A, the adoption of this policy resulted in a decrease of HK$2,620 million to the balance of the shareholder’s funds as of January 1, 2002 and, accordingly, the US GAAP adjustment to the shareholder’s funds arising in prior years for deferred tax accounting has been fully eliminated.

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

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

J	OTHERS

Other adjustments primarily represent the net effect of costs deferred under HK GAAP which are required to be recognized as expenses under US GAAP, and certain anticipated expenses recognized under HK GAAP which are not recognized as expenses under US GAAP until the related goods or services are received or provided.

K	DERIVATIVE INSTRUMENTS

Under US GAAP, effective January 1, 2001, the Group adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the profit and loss account when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The Group uses derivative instruments to manage exposures to foreign currency and interest rate risks. The Group’s objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures.

Under HK GAAP, derivative instruments are not required to be recorded on the balance sheet at fair value.

L	LEASE OUT AND LEASE BACK TRANSACTION

Under HK GAAP, where commitments by the Group to make long-term lease payments have been defeased by the placement of securities under the lease out and lease back transaction as described in note 14(G), those commitments and securities are not recognized as obligations and assets of the Group, respectively. Under US GAAP, the securities are not allowed to offset with the commitments to make long-term lease payments as there is no legal right of offset. Accordingly, the securities placed to defease the lease obligations and the related commitments to make long-term lease payments would be reflected separately in the balance sheet and the net cash provided by financing activities and net cash used by investing activities would be increased by HK$3,698 million under US GAAP.

M	RECONCILIATION OF NET INCOME TO US GAAP

	Year Ended December 31
(in millions, except per share data)	2001		2002		2003		2003
Profit for the year in accordance with HK GAAP	HK$	4,278	HK$	3,579	HK$	4,450	US$	573
Adjustments required under US GAAP
Revenue recognition on property developments		1,216		(115)		(3,522)		(454)
Depreciation on revalued properties and redevelopment		(64)		(66)		(38)		(5)
Depreciation on certain fixed assets		10		10		10		1
Difference in periodic pension cost		112		45		(74)		(10)
Deferred tax accounting		(724)		(128)		(15)		(2)
Capitalization of certain costs		(65)		(66)		(19)		(2)
Interest		(21)		(20)		(19)		(2)
Stock based compensation		(60)		(5)		(19)		(2)
Derivative instruments including cumulative effect of adopting SFAS No. 133 in 2001		(53)		(11)		(22)		(3)
Other		(1)		3		—		—
Tax effect of above adjustments		(160)		35		637		82

Net income for the year in accordance with US GAAP	HK$	4,468	HK$	3,261	HK$	1,369	US$	176

Basic and diluted earnings per share	HK$	0.89	HK$	0.64	HK$	0.26	US$	0.03

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2001, 2002, 2003

N	RECONCILIATION OF SHAREHOLDERS’ EQUITY TO US GAAP

	As of December 31
(in millions)	2002		2003		2003
Shareholders’ funds in accordance with HK GAAP	HK$	53,574	HK$	57,292	US$	7,379
Adjustments required under US GAAP
Revenue recognition on property developments		2,162		(1,360)		(175)
Accumulated depreciation on revalued properties and redevelopment		(364)		(402)		(52)
Asset revaluation reserves		(6,430)		(6,704)		(864)
Accumulated depreciation on certain fixed assets		(771)		(761)		(98)
Difference in periodic pension cost		(110)		(184)		(24)
Deferred tax accounting		11		—		—
Capitalization of certain costs		(1,239)		(1,258)		(162)
Interest		656		637		82
Derivative instruments including cumulative effect of adopting SFAS No. 133 in 2001		(501)		(366)		(47)
Other		40		40		5
Tax effect of above adjustments		(86)		600		78

Shareholders’ equity in accordance with US GAAP	HK$	46,942	HK$	47,534	US$	6,122

O	STATEMENT OF CASHFLOWS

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

	Year ended December 31
(in millions)	2001		2002		2003		2003
Net cash provided / (used) by:
Operating activities	HK$	1,571	HK$	2,488	HK$	2,129	US$	274
Investing activities		(5,728)		(2,354)		(1,795)		(231)
Financing activities		4,198		1,369		(1,676)		(216)

Change in cash and cash equivalents	HK$	41	HK$	1,503	HK$	(1,342)	US$	(173)
Cash and cash equivalents at beginning of year		174		215		1,718		221

Cash and cash equivalents at end of year	HK$	215	HK$	1,718	HK$	376	US$	48

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Mass Transit Railway Ordinance (incorporated herein by reference to the Registration Statement on Form F-3, filed by the Company and MTR Corporation (C.I.) Limited on September 10, 2001 (File No: 333-13904) (the “Form F-3”)).

1.2	Memorandum of Association of the Company (incorporated herein by reference to the Form F-3).

1.3	Articles of Association of the Company (as amended on June 3, 2004)

2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

2c.1	Indenture, dated October 1, 1995, between Mass Transit Railway Corporation (the predecessor of the Company) and The First National Bank of Chicago, as Trustee (incorporated herein by reference to the Form F-3).

2c.2	First Supplemental Indenture, dated January 25, 1999, between Mass Transit Railway Corporation (the predecessor of the Company) and The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

2c.3	Second Supplemental Indenture, dated June 12, 2000, between the Company and Bank One Trust Company, N.A. as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

2c.4	Third Supplemental Indenture, dated as of September 7, 2001, between MTR Corporation Limited and Bank One Trust Company, N.A., as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

2c.5	Indenture, dated as of September 7, 2001, among MTR Corporation (C.I.) Limited, as Issuer, MTR Corporation Limited, as Guarantor, and Bank One Trust Company, N.A., as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

4.1	Operating Agreement, dated June 30, 2000, between Secretary for Transport (now known as Secretary for the Environment, Transport and Works) for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

4.2	Comfort Letter dated July 14, 2000 from Planning and Lands Bureau (now known as Housing, Planning and Lands Bureau) of the Government of the Hong Kong Special Administrative Region, to the Company regarding land matters relating to the privatization of the Company (incorporated herein by reference to the Form F-3).

4.3	Agreement dated June 30, 2000, in respect of the vesting of certain assets comprised in the Eastern Harbour Crossing, between The Secretary for the Treasury (now known as Secretary for Financial Services and the Treasury) for and on behalf of the Government of the Hong Kong Special Administrative Region, and the Company (incorporated herein by reference to the Form F-3).

Exhibit Number	Description of Exhibit
4.4	Amendment and Restatement Agreement, dated June 30, 2000 in respect of The Memorandum of Understanding relating to the Eastern Harbour Crossing and The Airport Railway Operating and Maintenance Terms and The Project Agreement for the Design, Construction, Financing and Operating of the Tseung Kwan O Extension and The Letter Agreement relating to the Quarry Bay Congestion Relief Works, dated June 30, 2000, between Secretary for Transport (now known as Secretary for the Environment, Transport and Works) for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

4.5	Indemnity Agreement, dated September 22, 2000, in respect of the global share offering, among the Company, the Members of the Board and the Members of the Executive Directorate and the Government of the Hong Kong Special Administrative Region (incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed by the Company on June 20, 2001).

4.6	Project Agreement for the design, construction, financing and operation of the Penny’s Bay Rail Link (now known as Disneyland Resort Line), dated July 24, 2002, between the Company and the Deputy Secretary for the Environment, Transport and Works for and on behalf of the Government (incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed by the Company on June 25, 2003).

7.1	Computation of Ratio of Debt to Shareholders’ Funds based on Hong Kong GAAP.

7.2	Computation of Ratio of Debt to Shareholders’ Equity based on US GAAP.

7.3	Computation of Ratio of Earnings to Fixed Charges based on Hong Kong GAAP.

7.4	Computation of Ratio of Earnings to Fixed Charges based on US GAAP.

8.1	Subsidiaries of the Company.

10.1	Memorandum on Performance Requirements between Commissioner for Transport for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

12.1	Certification of Chief Executive Officer required by Rule 15d-14(a) under the Exchange Act.

12.2	Certification of Finance Director required by Rule 15d-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 15d-14(b) under the Exchange Act.

13.2	Certification of Finance Director required by Rule 15d-14(b) under the Exchange Act.

23.1	Consent of KPMG, Independent Registered Public Accounting Firm.