Form 20-F
period 2004-12-31
MTR CORP LTD
filed 2005-06-17
CIK 1159204

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

As of December 31, 2004, 5,389,999,974 ordinary shares, par value HK$1.00 each, were outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☒    Item 18  ☐

MTR CORPORATION LIMITED

PART III		107

Item 17.	Financial Statements.	107

Item 18.	Financial Statements.	107

Item 19.	Exhibits.	107

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. With respect to the Company’s business, including its railway operations and property operations, such factors include, among others, the following: (i) general political, social and economic conditions in Hong Kong, the Mainland of China, and elsewhere in Asia; (ii) the level of interest rates prevailing in Hong Kong; (iii) accidents and natural disasters; (iv) the terms on which the Company finances its working capital and capital expenditure requirements; (v) the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development; (vi) changes in the fares for the Company’s services; (vii) competition from alternative modes of transportation, in particular franchised buses and public light buses; (viii) the Company’s ability to complete property developments on time and within budget; (ix) competition from other property developments; (x) the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”); (xi) the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); (xii) the Government’s policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); (xiii) the possible merger of the Company with the Kowloon-Canton Railway Corporation; and (xiv) other factors beyond the Company’s control.

SUPPLEMENTAL INFORMATION AND EXCHANGE RATES

The Company publishes its financial statements in Hong Kong Dollars. In this Annual Report, references to “US Dollars”, “US$” or “$” are to United States Dollars and references to “Hong Kong Dollars”, “HK Dollars” or “HK$” are to Hong Kong Dollars. Solely for the convenience of the reader, this Annual Report contains translations of certain Hong Kong Dollar amounts into US Dollar amounts at specified rates. These translations should not be construed as representations that the Hong Kong Dollar amounts actually represent such US Dollar amounts or could be converted into US Dollar amounts at the rates indicated or at all. The translations of Hong Kong Dollars into US Dollars have been made at the rate of HK$7.7723 to US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2004.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2. Offer Statistics and Expected Timetable.

Not Applicable.

Item 3. Key Information.

The following table presents selected financial information of the Company as of and for each of the years in the five-year period ended December 31, 2004. The selected financial information of the Company as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 is derived from the Company’s audited consolidated financial statements and the related notes included elsewhere in this Annual Report (the “Financial Statements”). The selected financial information of the Company as of December 31, 2002, 2001, and 2000 and for the years ended December 31, 2001 and 2000 is derived from the Company’s audited consolidated financial statements not included herein. The following selected financial information should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and the Financial Statements.

Selected Financial Data(1)(2)

	Year Ended December 31,
	2000		2001		2002(3)		2003(4)		2004(4)		2004(4)
	(in millions, except number of shares, ratios and per share data)
Profit and Loss Account Data:
Hong Kong GAAP:
Revenue	HK$	7,573	HK$	7,592	HK$	7,686	HK$	7,594	HK$	8,351	US$	1,074
Operating profit from railway and related operations before depreciation(5)		3,912		4,053		4,014		3,747		4,546		585
Profit on property developments		3,376		3,248		3,755		5,369		4,568		588
Operating profit before depreciation		7,288		7,301		7,769		9,116		9,114		1,173
Depreciation		(2,091)		(2,178)		(2,470)		(2,402)		(2,512)		(323)
Operating profit before interest and finance charges		5,197		5,123		5,299		6,714		6,602		850
Interest and finance charges		(1,142)		(874)		(1,125)		(1,539)		(1,450)		(187)
Share of profit of non-controlled subsidiary		—		29		39		23		44		6
Profit before taxation		4,055		4,278		4,213		5,198		5,196		669
Income tax(6)		—		—		(634)		(748)		(700)		(90)
Profit attributable to shareholders		4,055		4,278		3,579		4,450		4,496		579
Dividends(7)		—		(1,203)		(2,132)		(2,178)		(2,231)		(287)
Earnings per share:
Basic(8)		0.81		0.85		0.70		0.85		0.84		0.11
Diluted(9)		0.81		0.85		0.70		0.85		0.84		0.11
Dividend per share(7)		—		0.24		0.42		0.42		0.42		0.05

US GAAP:
Net income for the year	HK$	3,418	HK$	4,468	HK$	3,261	HK$	1,369	HK$	3,874	US$	498
Earnings per share:
Basic(8)		0.68		0.89		0.64		0.26		0.73		0.09
Diluted(9)		0.68		0.89		0.64		0.26		0.73		0.09

Balance Sheet Data (at year end):
Hong Kong GAAP:
Investment properties	HK$	10,151	HK$	10,363	HK$	10,267	HK$	14,169	HK$	16,687	US$	2,147
Total assets		92,526		98,126		101,119		102,366		106,674		13,725
Net assets/shareholders’ funds		50,328		53,893		53,574		57,292		63,499		8,170
Loans, obligations under finance leases and bank overdrafts		27,203		31,385		33,508		32,025		30,378		3,908
Deferred income(10)		10,403		8,411		6,226		5,061		4,638		597
Share capital, share premium and capital reserve		32,188		32,807		33,910		35,086		36,269		4,666
Issued shares(11)		5,000,000,000		5,055,229,742		5,158,748,655		5,288,695,393		5,389,999,974

US GAAP:
Investment properties	HK$	3,369	HK$	3,496	HK$	3,444	HK$	6,961	HK$	6,843	US$	880
Fair value derivatives (assets)(12)		—		416		1,297		914		434		56
Total assets		86,370		92,691		96,286		93,233		93,737		12,060
Fair value derivatives (liabilities)(12)		—		742		1,798		1,280		601		77
Loans, obligations under finance leases and bank overdrafts		27,152		31,745		34,793		32,906		30,711		3,951
Shareholders’ equity		41,322		44,870		46,942		47,534		50,480		6,495
Share capital, share premium and capital reserve		32,213		32,273		32,278		32,297		32,303		4,156

Other Financial Data (at year end):
Hong Kong GAAP:
Ratio of debt to shareholders’ funds(13)		0.54:1		0.58:1		0.63:1		0.56:1		0.48:1
Ratio of earnings to fixed charges		2.63		2.69		3.02		4.06		4.42

US GAAP:
Ratio of debt to shareholders’ equity(13)		0.66:1		0.71:1		0.74:1		0.69:1		0.61:1
Ratio of earnings to fixed charges		2.60		3.24		2.90		1.84		4.06

(1)	The financial statements of the Company are prepared in accordance with generally accepted accounting principles in Hong Kong (“Hong Kong GAAP”), which differs in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). For a description of the nature and effect of these differences, see Note 47 of Notes to the Financial Statements.
(2)	The 2001, 2002, 2003 and 2004 annual accounts include the group accounts of the Company and its subsidiaries (the “Group”). The 2000 annual accounts include only the accounts of the Company in view of the Company having no effective control over the board of directors of one of its subsidiaries, Octopus Cards Limited, and the insignificant amounts involved in the other subsidiaries.
(3)	Includes results derived from the operation of the Tseung Kwan O Line since August 18, 2002.
(4)	Includes results derived from the full year operation of the Tseung Kwan O Line.
(5)	Operating profit from railway and related operations before depreciation in 2002 includes write-off of project study costs and deferred expenditure totaling HK$218 million, which was primarily related to the Shatin to Central Link and the North Island Link together with its related improvement works. Operating profit from railway and related operations before depreciation in 2003 includes a charge of HK$69 million revaluation deficit relating to the Company’s head office premises, write-off of project study costs and deferred expenditure totaling HK$49 million, which was primarily related to the West Island Line. Operating profit from railway and related operations before depreciation in 2004 includes project study and business development expenses totaling HK$167 million, which was primarily related to the write-off of project study costs of certain Tseung Kwan O extension capital works and project study and new business development expenses mainly relating to studies of business opportunities in the Mainland of China and Europe, which was partially offset by a HK$69 million write-back of revaluation deficit relating to the Company’s head office premises.
(6)	Income tax in 2002, 2003 and 2004 mainly comprised recognized deferred tax liabilities as a result of the adoption of the revised Statement of Standard Accounting Practice (“SSAP”) 12, “Income Taxes”, issued by the Hong Kong Institute of Certified Public Accountants, (previously known as the Hong Kong Society of Accountants), which became effective on January 1, 2003.
(7)	An interim dividend of HK$0.14 (US$0.018) per share was paid on October 28, 2004. At the Company’s annual general meeting held on June 2, 2005, the shareholders approved a final dividend of HK$0.28 (US$0.036) per share. In accordance with Hong Kong GAAP, the Company recognizes a liability for dividends only in the accounting period in which they are declared or proposed and approved by shareholders.
(8)	The calculation of basic earnings per share in 2000 is based on the profit attributable to shareholders in the relevant year and the assumption that 5,000,000,000 ordinary shares were in issue during the relevant year. The calculation of basic earnings per share in 2001 is based on the profit attributable to shareholders in 2001 and the weighted average number of ordinary shares outstanding of 5,015,601,057. The calculation of basic earnings per share in 2002 is based on the profit attributable to shareholders in 2002 and the weighted average number of ordinary shares outstanding of 5,098,511,864. The calculation of basic earnings per share in 2003 is based on the profit attributable to shareholders in 2003 and the weighted average number of ordinary shares outstanding of 5,214,028,094. The calculation of basic earnings per share in 2004 is based on the profit attributable to shareholders in 2004 and the weighted average number of ordinary shares outstanding of 5,331,253,996.
(9)	The calculation of diluted earnings per share in 2000 is based on the profit attributable to shareholders in 2000 and the weighted average number of ordinary shares outstanding of 5,004,497,055 after adjusting for the effects of dilutive potential ordinary shares. The calculation of diluted earnings per share in 2001 is based on the profit attributable to shareholders in 2001 and the weighted average number of ordinary shares outstanding of 5,030,188,894 after adjusting for the effects of dilutive potential ordinary shares. The calculation of diluted earnings per share in 2002 is based on the profit attributable to shareholders in 2002 and the weighted average number of ordinary shares outstanding of 5,105,400,689 after adjusting for the effects of dilutive potential ordinary shares. The calculation of diluted earnings per share in 2003 is based on the profit attributable to shareholders in 2003 and the weighted average number of ordinary shares outstanding of 5,217,462,182 after adjusting for the effects of dilutive potential ordinary shares. The calculation of diluted earnings per share in 2004 is based on the profit attributable to shareholders in 2004 and the weighted average number of ordinary shares outstanding of 5,337,217,673 after adjusting for the effects of dilutive potential ordinary shares.
(10)	For 2000 to 2002, the amounts represent the balance of up-front payments received from developers in excess of the related costs incurred by the Company for property development projects not yet recognized as profit by the Company. For 2003, the amount also includes the balance of cash received from lease-out and lease-back transactions. For 2004, the amount also includes the balance of cash received from lease-out and lease-back transactions, as well as sharing in kind on a partially completed property development to be recognized as profit in line with the progress of the construction of the property.
(11)	See Note 35 of Notes to the Financial Statements.
(12)	Under US GAAP, Statement of Financial Accounting Standard 133 “Accounting for Derivative Investments and Hedging Activities” became effective on January 1, 2001 and was applied prospectively. No restatement of the 2000 comparative figure was therefore necessary.
(13)	Debt includes loans, obligations under finance leases and bank overdrafts. See Note 27 of Notes to the Financial Statements.

Historical Exchange Rates Information

The Hong Kong Dollar is freely convertible into other currencies (including the US Dollar). Since October 17, 1983, the Hong Kong Dollar has been linked to the US Dollar at the rate of HK$7.80 to US$1.00. The central element in the arrangements which give effect to the link is an agreement between the Government and the three Hong Kong banknote-issuing banks, The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank (Hong Kong) Limited and Bank of China (Hong Kong) Limited. Under this agreement, the Government of the Hong Kong SAR Exchange Fund issues certificates of its indebtedness to the banknote-issuing banks against payment in US Dollars at the fixed exchange rate of HK$7.80 to US$1.00. The banknote-issuing banks hold the certificates of indebtedness to cover the issuances of banknotes. When the banknotes are withdrawn from circulation, the banknote-issuing banks surrender the certificates of indebtedness to the Government of the Hong Kong SAR Exchange Fund and are paid the equivalent US Dollars at the fixed rate.

The market exchange rate of the Hong Kong Dollar against the US Dollar continues to be influenced by the forces of supply and demand in the foreign exchange market. Exchange rates between the Hong Kong Dollar and other currencies are influenced by the rate between the US Dollar and the Hong Kong Dollar. The Noon Buying Rate has fluctuated between HK$7.70 to US$1.00 and HK$7.80 to US$1.00 from January 1, 1999 through December 31, 2004.

The translations of Hong Kong Dollars into US Dollars in this Annual Report have been made at the Noon Buying Rate on December 31, 2004 of HK$7.7723 to US$1.00. The Noon Buying Rate on June 10, 2005 was HK$7.7781 to US$1.00.

The following table sets forth the high and low exchange rates between the Hong Kong Dollar and the US Dollars (in Hong Kong Dollars per US Dollar) for each month during the previous six months.

	Noon Buying Rate
	High	Low
December 2004	7.7821	7.7698
January 2005	7.7994	7.7775
February 2005	7.7999	7.7984
March 2005	7.7998	7.7987
April 2005	7.7995	7.7946
May 2005	7.7995	7.7767

The following table sets forth for the five most recent financial years the average exchange rates for each period between the Hong Kong Dollar and the US Dollar (in Hong Kong Dollars per US Dollar), calculating using the average of the exchange rates on the last day of each month during the period.

Noon Buying Rate Period Average
2000	7.793600
2001	7.799558
2002	7.799592
2003	7.786358
2004	7.789908

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

We compete with other transport providers, principally franchised bus and public light bus operators, as well as non-franchised bus, tram and ferry operators and taxis. Our competitive strengths of speed, reliability and comfort have been eroded in recent years with:

•	the general improvement in bus services, including wider use of air-conditioning on buses;

•	the opening of the Western Harbour Tunnel and the West Kowloon Expressway;

•	the expanding bus network;

•	more direct road access to, and improved road traffic conditions in, urban areas; and

•	the opening of new highways and expressways.

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

Although the Government has agreed to ensure that there is a level playing field and a clear framework for the award of new railway projects, we cannot assure you that new railway projects will be awarded to our company. In addition, although we have significant experience in the design and construction of railway projects with a track record in financing and completing projects on time and within budget spanning over 25 years, we cannot assure you that new railway projects undertaken by us will be completed on time and within budget. There also can be no certainty that any of the new railway projects proposed by the Government in the Railway Development Strategy 2000 will be implemented in the indicated time frame. For example, in January 2003, the Government decided to postpone the completion of the North Island Link, which is one of the new railway projects proposed in the Railway Development Strategy 2000, until after 2016.

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

On July 28, 2003, the Government issued to the Legislative Council of the Hong Kong Special Administrative Region a consultative paper on public transport fares, which discusses proposals to introduce a fare adjustment formula, a trigger mechanism for fare adjustments and a cap on the maximum rate of fare adjustments. While we would maintain our fare autonomy under this proposal and the proposed fare adjustment formula would only serve as a guideline for us in adjusting our fares, we cannot assure you about any final decision taken by the Government on public transport fares.

We have not increased our fares since 1997. Although we had planned to increase fares by 2.3% in April 2002, we decided not to increase our fares in 2002 due to general economic conditions and competitive pressures. Moreover, our average fares decreased in 2003 and 2004 due to fare promotions. We cannot assure you that we will implement any fare increases in 2005.

If we are unable to continue expanding our overseas business initiatives, our growth prospects could be materially and adversely affected.

We have recently expanded our overseas consulting business and are currently pursuing new overseas investments, including in the Mainland of China and Europe. These international investments are subject to the risks of investing in those specific countries, as well as risks generally associated with doing business in a new country for the first time. We cannot assure you that we will be successful in pursuing new projects in overseas markets and in implementing our overseas business strategies, and our failure to do so could limit our growth prospects and have a material adverse effect on our future profitability.

The Government can exert significant influence on us, and could cause us to make decisions, modify the scope of our activities or impose new obligations on us that may not be in our best interest or that of our other shareholders.

The Government is able to appoint our entire Board of Directors, as a majority shareholder. Accordingly, the Government is in a position to influence significantly our major business decisions and strategies, including the scope of our activities and investment decisions and our dividend policy. Please see Item 7, “Major Shareholders and Related Party Transactions – Major Shareholder,” for a description of the Government’s beneficial ownership of our share capital. In addition, we compete, to a limited extent, with KCRC, which is 100% beneficially owned by the Government and has a board of directors that consists entirely of government appointees. We also compete with Kowloon Motor Bus, New World First Bus and Citybus, each of which has two board members who are appointed by the Government. Each of KCRC, Kowloon Motor Bus, New World First Bus, Citybus and other transport providers, such as taxi operators and minibus operators, are regulated by the Government. The Government may use its ability to influence our business and/or the businesses of our competitors (whether through its shareholding interest, board representation or through regulation) in a manner that may not be in our best interest.

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

Investments in new projects related to our railway operations will increase our overall depreciation charges, which could have a materially adverse effect on our financial condition and results of operations. Moreover, any failure to generate the necessary returns on these investments could materially reduce our profitability.

Investments in our infrastructure, such as improvements to our existing railway assets, the construction of new railway projects, or the extension of existing railway lines, generally involve substantial capital expenditures. For instance, we are currently incurring substantial capital expenditures in connection with the design and construction of the Disneyland Resort Line and the Tung Chung Cable Car project and may incur significant capital expenditures in connection with future projects, such as the proposed extensions of the Island Line and the proposed South Island Line. These investments may require long periods of time to generate the necessary returns and may lead to increased depreciation expenses in the future, which could have a material adverse effect on our financial condition and results of operations. Moreover, any failure to generate the necessary returns on these investments could materially reduce our profitability.

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

In relation to properties held by us as investments, since leases of Hong Kong properties are often for a short duration (typically three to six years, depending on the type of property) or contain provisions requiring periodic adjustments of rent within a short period of time (typically three years), our income from these properties may be subject to more frequent adjustments than would be the case in other real estate markets. We are also subject to the general risks incidental to the ownership of properties including, among other things, competition for tenants, changes in market rental levels, inability to collect rent from tenants, and the need to renovate, repair and relet space periodically.

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

Hong Kong, together with the Mainland of China, Singapore, Taiwan, Canada and certain other areas experienced in early 2003 an outbreak of severe acute respiratory syndrome, or SARS, a new and highly contagious form of atypical pneumonia. At the height of the outbreak of SARS, our average weekday patronage on the MTR Lines decreased to a low point of 1.8 million in April 2003, and the Airport Express Line recorded a significant reduction in its average daily patronage to a low point of 9,200 in May 2003, due to a steep decline in the number of airport passengers. We cannot assure you that there will not be any future outbreak of SARS, or an outbreak of another contagious disease for which there is no known cure or vaccine. Any future outbreak of SARS or any other contagious disease may cause patronage on our railway to again materially decrease. Furthermore, our ability to adequately staff and maintain our operations may be significantly disrupted in such circumstances. In addition, any future outbreak of SARS or any other contagious disease may severely restrict the general level of economic activity in Hong Kong, which may also adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of SARS or any other contagious disease would not have a material adverse effect on our financial condition and results of operations.

Risks relating to Hong Kong

Economic, political and legal developments in Hong Kong and the Mainland of China could affect our business.

Substantially all of our assets are located in Hong Kong and substantially all of our revenue is derived from Hong Kong. Accordingly, our financial condition, results of operations and prospects are subject to a significant degree to the economic, political and legal developments in Hong Kong. Hong Kong became a Special Administrative Region of the People’s Republic of China, or PRC, on July 1, 1997 when the PRC resumed the exercise of sovereignty over Hong Kong. The basic policies of the PRC regarding Hong Kong are embodied in the Basic Law of Hong Kong, which was adopted by the National People’s Congress of the PRC on April 4, 1990 and came into effect on July 1, 1997. We cannot assure you that economic, political and legal developments in Hong Kong and the Mainland of China will not materially and adversely affect our business and operations.

Adverse economic developments in Hong Kong, the Mainland of China or elsewhere could have a material adverse effect on our financial condition and results of operations.

Most of our revenues are derived from our business activities in Hong Kong, which are directly affected by the performance of Hong Kong’s economy. Hong Kong’s economy is in turn affected, directly and indirectly, by the performance of the economies of the Mainland of China and neighboring Asian countries. As a result, adverse economic developments in Hong Kong, the Mainland of China or elsewhere in the Asian region could have a material adverse effect on our financial condition and results of operations.

For example, the 1997 Asian financial crisis and the subsequent economic downturn in the region adversely affected our financial results. Although the Hong Kong economy improved from the second half of 1999 through 2000, general economic conditions deteriorated significantly in 2001 and remained weak during 2002 and 2003. Moreover, the outbreak of SARS in early 2003 severely decreased the level of economic activity and adversely affected economic growth in Hong Kong by, among other things, disrupting consumer spending and adversely affecting tourist arrivals. Any decrease in economic activity in Hong Kong may, among other things, reduce patronage on our railway, lower our station advertising and kiosk rental income, and decrease our property rental and management income as well as profits from our property development activities. For instance, the outbreak of SARS in early 2003 had an adverse impact on all of our businesses in 2003. In particular, it severely affected our average weekday patronage on the MTR Lines and our daily patronage on the Airport Express Line in 2003. The SARS outbreak also severely curtailed in 2003 our property development activities, reduced our other non-fare revenues and even constrained our ability to pursue our external consultancy services overseas. Although economic conditions have improved since the SARS outbreak in early 2003, we cannot assure you that economic conditions in Hong Kong will continue to improve in the future or that our operations would not be materially and adversely affected by a sustained downturn in the Hong Kong economy.

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

Item 4. Information on the Company.

History and Development of the Company

Overview

The Company is incorporated in Hong Kong with limited liability under the Companies Ordinance of the laws of Hong Kong. The Financial Secretary Incorporated holds approximately 76% of the shares of the Company in trust on behalf of the Government. As of the end of May 2005, approximately 1.43% of the shares of the Company were held on account of the Exchange Fund. The Exchange Fund is a fund established under the Exchange Fund Ordinance (Cap. 66 of the laws of Hong Kong) under the control of the Financial Secretary of Hong Kong. It is used primarily for such purposes as the Financial Secretary thinks fit to affect, either directly or indirectly, the exchange value of the currency of Hong Kong and for other purposes incidental thereto. The Company’s shares are listed on the Hong Kong Stock Exchange. The Company’s predecessor, Mass Transit Railway Corporation (“MTRC”), was a statutory corporation wholly-owned by the Government and was established in 1975 to construct and operate a mass transit railway system in Hong Kong (the “MTR”). The MTR is comprised of the MTR Lines (consisting of the Kwun Tong Line, the Tsuen Wan Line, the Island Line, the Tung Chung Line and the Tseung Kwan O Line) and the Airport Express Line.

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

On October 5, 2000, The Financial Secretary Incorporated, on behalf of the Government, completed its offer of 1,000,000,000 shares of the Company. As a result of the offer, the Government’s 100% shareholding in the Company was reduced to 80%. On November 1, 2000, The Financial Secretary Incorporated, on behalf of the Government, completed the sale of an additional 150,000,000 shares pursuant to an over-allotment option granted to the underwriters of the share offer. As a result, the Government’s shareholding was further reduced to approximately 77%. Following a series of issuances of scrip dividends, the exercise of share options, loyalty bonus share transfers from the Government and share grants to the Company’s employees by the Government since the listing of the Company’s shares on the Hong Kong Stock Exchange, the Government’s shareholding was further reduced and was approximately 76% as of December 31, 2004.

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

Recent Developments

On January 18, 2005, the Company, in its first property development tender since October 2002, awarded the tender for the first package of its property development at Area 86, Tseung Kwan O (where the Tseung Kwan O depot is and the future Tseung Kwan O South station will be situated) to City Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited. The property development package will include both residential and commercial space with approximately 2,100 residential units and a total gross floor area of approximately 1.5 million square feet. On February 8, 2005, the Company and City Investments Limited entered into an agreement for the development of this site. While the property developers had been responsible for paying all land premium to the Government in other property development projects undertaken by the Company in the past, the Company has agreed under the development agreement for this project to pay half of the land premium, or approximately HK$1,160 million, for this site to encourage more competitive tenders. This property development package is expected to be completed in 2009.

On February 6, 2005, MTR Beijing Line 4 Investment Company Limited (“MTR Beijing”), a wholly-owned subsidiary of the Company, entered into a contract with two partners to form a joint venture to participate in the form of a public-private partnership for the construction and operation of the proposed Beijing Metro Line 4, a 17.8 mile underground metro line which will be the main north-south traffic line of Beijing City. The two joint venture partners are Beijing Infrastructure Investment Co. Ltd. (“BIIC”), an entity wholly owned by the Beijing Municipal People’s Government, and Beijing Capital Group (“BCG”), an entity controlled by the Beijing Municipal People’s Government. On February 7, 2005, MTR Beijing, BIIC and BCG entered into a concession agreement with the Beijing Municipal People’s Government for the construction and operation of the proposed Beijing Metro Line 4. The Beijing Metro Line 4 is currently expected to open for service in 2009.

The concession agreement has a term of thirty years, after which ownership of the Beijing Metro Line 4 will revert to the Beijing Municipal People’s Government. The total investment for the Beijing Metro Line 4 project is expected to be approximately Renminbi 15.3 billion (equivalent to HK$14.4 billion at an assumed exchange rate of HK$0.9401 to Renminbi 1.00 as of December 31, 2004), 70% of which will be funded by the Beijing Municipal People’s Government. The public-private partnership is expected to invest approximately Renminbi 5 billion (HK$4.7 billion at an assumed exchange rate of HK$0.9401 to Renminbi 1.00 as of December 31, 2004), approximately 70% of which is expected to be financed through non-recourse bank loans. The Company, through MTR Beijing, and BCG will each own 49% of the joint venture, with BIIC holding the remaining 2%. The Company expects its equity investment through MTR Beijing in the public-private partnership will total approximately Renminbi 735 million (HK$691 million at an assumed exchange rate of HK$0.9401 to Renminbi 1.00 as of December 31, 2004). The validity of the concession agreement is subject to approval by the National Development and Reform Commission of the PRC.

The Company or its subsidiaries may consider bidding for further proposed Metro lines in Beijing in the future and is currently in discussions with parties concerning possible projects in Beijing, Shenzhen and Shanghai.

On April 1, 2005, the Company opened its fifth retail center, above Hang Hau station on the Tseung Kwan O Line. The retail center, branded as “The Lane”, includes approximately 28,100 square feet of leasable floor space, 100% of which had been leased out when it was opened.

On April 13, 2005, pre-sales of units at The Arch, a property developed under a development agreement between the Company and Tamworth Development Limited, a wholly-owned subsidiary of Sun Hung Kai Properties Limited, commenced. The pre-sales have been progressing ahead of the original schedule and the Company currently expects that the occupation permit for The Arch will be issued in the second half of 2005. In line with its accounting policy to recognize its share of proceeds from the sale of property developments upon issuance of occupation permits provided that the amounts of revenue and costs can be measured reliably, the Company currently expects that it may be able to recognize profits from the sale of units at The Arch in 2005 and not in 2006 as originally expected.

On May 10, 2005, the Company entered into a memorandum of understanding with the Wuhan Municipal People’s Government to explore cooperation opportunities for the construction and operation of metro lines in Wuhan in the central part of the Mainland of China.

On May 26, 2005, MTR Corporation (Shenzhen) Limited (“MTR Shenzhen”), a wholly-owned subsidiary of the Company, initialled a concession agreement with the Shenzhen Municipal People’s Government under which MTR Shenzhen will have the right to construct Phase 2 of Line 4 of the Shenzhen metro system, as well as to operate the whole of Line 4 and to use the facilities of Phase 1 of Line 4, for a term of 30 years. The concession agreement also provides that MTR Shenzhen will acquire property development rights from the Shenzhen Municipal People’s Government along Line 4 with an aggregate gross floor area of 31.2 million square feet. Line 4 will be a 12.7 mile double-track urban railway with 15 stations, and will connect Huanggang, at the boundary between Hong Kong and Shenzhen, with Longhua New Town in Shenzhen. Phase 1 of Line 4 is an approximately 2.8 mile section between Huanggang and Shouniangong with a total of 5 stations, a major portion of which comprising 4 stations began service in December 2004 and is currently being operated by Shenzhen Metro Company Ltd. The entire Line 4, which is currently expected to become operational in the period between the end of 2008 and mid-2009, will be operated by MTR Shenzhen for a term of 30 years from the date of commencement of service, after which ownership of Phase 2 of Line 4 will revert to the Shenzhen Municipal People’s Government.

The Company will initially hold a 100% equity interest in MTR Shenzhen, and is committed to holding directly or indirectly at least a 51% equity interest for the duration of the project. The total investment for this project is expected to be approximately Renminbi 6 billion (equivalent to HK$5.6 billion at an assumed exchange rate of HK$0.9401 to Renminbi 1.00 as of December 31, 2004). Approximately 40% of the total project investment will be funded through an equity investment by the Company in MTR Shenzhen, which will have a registered capital of approximately Renminbi 2.4 billion (equivalent to HK$2.3 billion at an assumed exchange rate of HK$0.9401 to Renminbi 1.00 as of December 31, 2004), and the balance of the project costs is expected to be funded through non-recourse bank loans denominated in Renminbi. The concession agreement is subject to approval by the National Development and Reform Commission of the PRC.

Concurrently with the concession agreement, the Company entered into a memorandum of understanding with the Shenzhen Municipal People’s Government to explore cooperation opportunities for the investment, construction and operation of the proposed Line 2 and Line 3 of the Shenzhen metro system.

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

On March 17, 2004, the Company entered into an agreement with Hong Kong IEC Limited, a joint venture partially owned by the Government, for the design, construction, financing and operation of a new Airport Express Line station to serve the new AsiaWorld-Expo (formerly known as the International Exhibition Centre) being built at the Hong Kong International Airport. The station is expected to be completed by the end of 2005 within the revised project budget of approximately HK$200 million.

Tseung Kwan O Extension Project

The Tseung Kwan O Extension Project (the “TKE”) was opened to the public on August 18, 2002 at a cost to the Company of approximately HK$16 billion, compared to the original estimate of HK$30.5 billion in 1997, and over four months ahead of the original schedule.

The Tseung Kwan O Line is 6.7 route miles in length and has seven stations and runs between North Point and Po Lam. The Tseung Kwan O Line provides two interchange stations at Yau Tong and Tiu Keng Leng to facilitate convenient cross-platform interchange with the Kwun Tong Line. In addition, two interchange stations at Quarry Bay and North Point help facilitate convenient cross-platform interchange with the Island Line. Moreover, in June 2004, the Company began inviting proposals for detailed designs of a new station, the Tseung Kwan O South station, which will be located at Area 86 Tseung Kwan O. The station is expected to be completed in February 2009 and is currently estimated to cost approximately HK$800 million.

Disneyland Resort Line

On July 24, 2002, the Company entered into a project agreement with the Government relating to the financing, design, construction, operation and maintenance of the Penny’s Bay Rail Link, which is now known as the Disneyland Resort Line (the “Disneyland Resort Line Project Agreement”). When completed, the Disneyland Resort Line will provide a rail-shuttle service between the Tung Chung Line at Sunny Bay and the new Hong Kong Disneyland theme park, which is scheduled to open in September 2005. The project involves approximately 2.17 new route miles and two new stations.

The Government has previously acknowledged that the Company will require an appropriate commercial rate of return on its investment in any new railway project, which the Government has previously recognized would ordinarily be between 1% and 3% above the estimated weighted average cost of capital of the Company, and that financial and other support from the Government may be required with respect to any new railway project. In order to provide assistance in respect of the Disneyland Resort Line project, the Government agreed to ensure that any claim for or entitlement to (as against the Company) such amount of dividends representing the Government’s beneficial entitlement to cash dividends in respect of the financial year ended December 31, 2002 and thereafter as is equivalent to the “funding gap” will be waived as against the Company. For this purpose, the “funding gap” means a net present value amount (as at the end of 2001) of HK$798 million, calculated using a discount rate of 11.25% (being the expected rate of return on the project), as more particularly defined in the Disneyland Resort Line Project Agreement. Together with the Government’s assistance, the rate of return on the Disneyland Resort Line project is expected to be approximately 11.25% per annum. The Government has satisfied its funding assistance by waiving HK$219 million, HK$675 million and HK$37 million of its entitlement to cash dividends declared and payable by the Company to the Government in 2002, 2003 and 2004, respectively.

The Company expects to complete work on the Disneyland Resort Line project within the original budget estimate of HK$2 billion. In addition, the Company expects to open the line for service in line with the opening of the Disneyland theme park, which is currently expected to occur in September 2005. Rather than purchase new rolling stock for the line, the Company pursued the more cost-effective route of converting existing trains. The Company had cumulative expenditures of HK$285 million as of December 31, 2002, HK$883 million as of December 31, 2003 and HK$1,409 million as of December 31, 2004 on this project, and had authorized outstanding commitments on contracts related to this project totaling HK$94 million as of December 31, 2004. After taking into account the waiver by the Government of HK$219 million, HK$675 million and HK$37 million of its entitlement to cash dividends declared and payable by the Company to the Government in 2002, 2003 and 2004, respectively, the net balance of the railway construction in progress relating to this project was HK$478 million as of December 31, 2004.

Tung Chung Cable Car

On November 19, 2003, following the enactment of the Tung Chung Cable Car Ordinance in June 2003, the Company entered into a formal project agreement with the Government to develop, on a build, operate and transfer basis, a cable car system to link Tung Chung with Ngong Ping, site of the Po Lin Monastery and the statue of Buddha under a franchise granted by the Government for a period of 30 years commencing on December 24, 2003. The approximately 17 minute cable car ride will rise 1,300 feet above sea level and offer views over Tung Chung Valley, the Hong Kong International Airport and out to sea as far as the Macau Special Administrative Region. In November 2003, the Government also signed the entrustment agreements for related works at Ngong Ping that include a landscaped piazza and a public transport interchange, together with a private treaty grant for a period of 30 years for a theme village adjacent to the Ngong Ping terminal. The environmental permits for the cable car and the stream diversion were also granted in November 2003, and subsequently the contract for the building and civil engineering works was awarded. Construction work on the cable car began in February 2004 and work on the theme village commenced at the end of 2004.

The Tung Chung Cable Car project is budgeted to cost approximately HK$1 billion and is expected to commence operations in early 2006. In addition, the total costs of works ancillary to the Tung Chung Cable Car project to be performed by the Company on behalf of the Government under entrustment agreements are approximately HK$95 million and will be funded by the Government.

The Company had cumulative expenditures of HK$17 million as of December 31, 2002, HK$137 million as of December 31, 2003 and HK$444 million as of December 31, 2004 on this project, and had authorized outstanding commitments on contracts related to this project totaling HK$367 million as of December 31, 2004.

West Island Line and South Island Line

The West Island Line was initially proposed to extend the network beyond Sheung Wan in two phases: first to University Station and Sai Ying Pun by 2012 and then later to Kennedy Town, subject to the Government’s decision on further development in this area. The Company submitted financial proposals to the Government on the West Island Line in April 2002. The South Island Line was considered by the Company to be a further natural extension of the network and a pre-feasibility proposal was submitted to the Government in June 2002.

On January 21, 2003, the Government requested the Company to proceed with the planning on the first phase of the West Island Line and the South Island Line. The Company commenced a feasibility study of this project in mid-2003 and submitted a project proposal to the Government at the end of March 2004, which sought to achieve a better integration of the West Island Line and the South Island Line with the existing network. Pursuant to this project proposal, the Island Line was to be extended from Sheung Wan station to a new interchange station at Sai Ying Pun with the West Island Line which was to run via 5 intermediate stations (University, Kennedy Town, Cyberport, Wah Fu and Aberdeen) to another interchange station with the South Island Line at Wong Chuk Hang.

In February 2005, the Company submitted an alternative proposal to the Government, which would allow an implementation of the planned extensions in phases. In view of the fact that an extension of service to Kennedy Town has recently become an increased priority, the alternative proposal would first extend the Island Line by three stations, via Sai Ying Pun and University Station to Kennedy Town.

Furthermore, under the revised proposal, the South Island Line would be divided into two medium capacity lines. The South Island Line (West) would begin from an interchange with the Island Line at the new University station and would run via Cyberport, Wah Fu and Aberdeen to Wong Chuk Hang, where it would interchange with the South Island Line (East). The South Island Line (East) would run from Ap Lei Chau at South Horizons via Lei Tung, Wong Chuk Hang, Ocean Park and potentially Happy Valley to an interchange with the Island Line at Admiralty. The Company has suggested to the Government that development of the South Island Line (West) could be deferred until planning issues and tourism development proposals for the South of Hong Kong Island have been finalized.

The estimated costs, commercial feasibility and construction schedules for these proposed lines are currently under review by the Company.

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

In February 2004, the Company submitted a proposal for an extension of the Kwun Tong Line from Yau Ma Tei station to Whampoa as requested by the Government in November 2003. The proposal is currently under review by the Government.

In addition to the projects described above, the Company has launched a number of significant projects intended to enhance the services it provides, including MTR station improvement and modification programs, installation of platform screen doors, an integrated station management system and West Rail Interface Works among others. See “— Business Overview – Capital Expenditures”.

Financing of the projects is provided by funds generated from railway and related operations, property development profits and debt financing, while the commercial feasibility of the West Island Line and South Island Line projects is currently under review. In addition, the Government has agreed to provide financial assistance in respect of the Disneyland Resort Line as described under “—Capital Expenditures and Divestitures — Disneyland Resort Line” above.

Divestitures

The Company did not undertake any significant divestitures during the three-year period ended December 31, 2004.

Business Overview

General

In 2004, the MTR Lines carried a total of 834 million passengers, or an average of 2.40 million passengers per weekday, and the Airport Express Line carried 8.0 million passengers, or a daily average of approximately 22,000 passengers. In conjunction with its construction and operation of the MTR, the Company is also involved in the development and sale of residential and commercial properties with various third-party developers and manages, and in some cases owns certain developed properties. The Company also leases advertising and retail space and provides other services within the MTR network. In addition, the Company’s subsidiary, Octopus Cards Limited, operates the Octopus smart card system which the Company uses to collect the majority of its fare revenue. In recent years, the Company has also been undertaking consultancy services in railway operations, project management and construction, property management, maintenance management and investments in overseas railway projects and franchise operations. Moreover, through TraxComm Limited, a wholly-owned subsidiary of the Company established in 2002, the Company provides fixed-line telecommunication network services.

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

The Tsuen Wan Line, which commenced operations in 1982, runs from the downtown business district in Central on Hong Kong Island, under the harbor to Tsim Sha Tsui in Kowloon, and then up the major commercial and residential Nathan Road corridor to Tsuen Wan in the New Territories. There are interchange facilities with the Kwun Tong Line at Yau Ma Tei station, Mong Kok station and Prince Edward station, with the Island Line at Admiralty station and Central station, with the Tung Chung Line at Lai King station and Central station and with the Airport Express Line at Central station and with the Tsim Sha Tsui extension of KCR at Tsim Sha Tsui station and with the West Rail of KCRC at Mei Foo station. The Tsuen Wan Line is 10.5 route miles in length, of which 8.6 miles are underground, and has 12 underground and four above-ground stations and a depot at Tsuen Wan.

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

The Tung Chung Line, which commenced operations in 1998, runs from Central on Hong Kong Island to Tung Chung on Lantau Island. The Tung Chung Line consists of 19.4 route miles, of which 5.6 miles are underground and 13.8 miles are above ground. It has three underground, one partially underground and three above ground stations with a depot at Siu Ho Wan (which is shared with the Airport Express Line). With its parallel route along the Nathan Road corridor, the Tung Chung Line provides relief to the heavily congested Tsuen Wan Line, and there are interchange facilities with the Tsuen Wan Line at Lai King station and Hong Kong station, with the Island Line at Hong Kong station, with the Airport Express Line at Hong Kong station, Kowloon station and Tsing Yi station and with the West Rail of KCRC at the Nam Cheong station. The Tung Chung Line was constructed in conjunction with the infrastructure projects associated with the Hong Kong International Airport, and for most of its length it either shares its track with, or runs parallel to, the Airport Express Line.

The Airport Express Line, which commenced operations in 1998, connects the Airport on Lantau Island with Tsing Yi station, Kowloon station and Hong Kong station. The Airport Express Line consists of 21.9 route miles (which includes the track shared with the Tung Chung Line), of which 4.7 miles are underground and 17.2 miles are above ground. It has two underground and two above ground stations and a depot at Siu Ho Wan (which is shared with the Tung Chung Line). There are interchange facilities with the Tung Chung Line at Hong Kong station, Kowloon station and Tsing Yi station, and with the Island Line at Hong Kong station. The passenger cars are specially designed for comfortable travel with high quality business-class style seating and dedicated baggage space. Train platforms are conveniently located with an integrated transportation system adjacent to the passenger terminal building at the Hong Kong International Airport. In addition, the Company provides at the Hong Kong station and Kowloon station an in-town check-in service, enabling passengers to check-in for flights, receive boarding passes and check-in baggage at any time up to 90 minutes before their scheduled departure time on the same day of their flight departure. This service is provided by 53 airlines and baggage handling agents under agreements with the Company.

The Tseung Kwan O Line, which commenced operations in 2002, runs from Po Lam in Tseung Kwan O new town through the Eastern Harbour Crossing, connecting with the existing Quarry Bay and North Point stations of the Island Line and includes a branch to a depot and future Tseung Kwan O South station. There are interchange facilities with the Kwun Tong Line at two stations in Yau Tong and Tiu Keng Leng, and with the Island Line at Quarry Bay and North Point. The Tseung Kwan O Line is 7.8 underground route miles in length and has three partially underground stations and two above ground stations, excluding the interchange stations with the Island Line, and one depot at Area 86, Tseung Kwan O. It is expected that a sixth station, the Tseung Kwan O South station, which also is to be located at Area 86, Tseung Kwan O, will be completed in February 2009.

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

Operations

The MTR usually operates seven days a week from approximately 6:00 a.m. to 1:00 a.m. (increased service may be available by prior press notice during special holidays). The Urban Lines trains run approximately two minutes apart during peak hours and approximately four minutes apart during off-peak hours. During peak hours, Tung Chung Line trains run approximately 8 minutes apart between the Tsing Yi and Tung Chung stations and 4 minutes apart between the Hong Kong and Tsing Yi stations. During non-peak hours, Tung Chung Line trains run approximately 10 minutes apart between the Hong Kong and Tung Chung stations. Starting from March 15, 2004 Airport Express Line trains have been running approximately 12 minutes apart during peak and non-peak hours. Trains run at an average speed of approximately 21 miles per hour for the Urban Lines and approximately 50 miles per hour for the Tung Chung Line and the Airport Express Line. The duration of each stop at a station is approximately 30 seconds for trains on the MTR Lines and approximately 90 seconds for trains on the Airport Express Line. Scheduled travel time for the Kwun Tong Line from Tiu Keng Leng to Yau Ma Tei is approximately 27 minutes, for the Tsuen Wan Line from Tsuen Wan to Central is approximately 30 minutes, for the Island Line from Sheung Wan to Chai Wan is 24 minutes, and for the Tseung Kwan O Line from Po Lam to North Point is approximately 15 minutes. Scheduled travel time for the Tung Chung Line from Tung Chung to Central is approximately 28 minutes and for the Airport Express Line from the Hong Kong International Airport, Lantau Island to Central, is approximately 24 minutes.

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

The contactless smart card system improves efficiency and convenience in the payment of fares and enables travellers to use a common fare card for most public transportation services in Hong Kong, including buses, ferries and the KCR as well as the MTR. As was the case with the CSVTs, fares are automatically deducted from the Octopus cards and other products of Octopus Cards Limited incorporating the contactless smartcard technology (collectively, “Octopus”) at computerized exit gates. A company, Octopus Cards Limited, was formed to develop and operate the new Octopus payment system. The Company owns 57.4% of the issued share capital of Octopus Cards Limited, with the remaining 42.6% of the issued share capital collectively owned by KCRC, KMB Public Bus Services Holdings Limited, Citybus Limited and New World First Bus Services Limited. Although the Company holds 57.4% of the issued shares of Octopus Cards Limited, the Company’s voting rights at board meetings of Octopus Cards Limited are limited to 49%. See Note 18 of Notes to the Financial Statements.

In September 1999, Octopus Cards Limited was reorganized into a separate operating entity with its own organizational and manpower structure to allow it to focus on expanding the use and applications of the technologies offered by Octopus and was converted from a non-profit making entity into a for-profit making entity. On April 20, 2000, Octopus Cards Limited received authorization from the Hong Kong Monetary Authority to act as a deposit-taking company for the principal purpose of issuing multi-purpose Octopus. The authorization allows Octopus to be used not only for their primary transport-related purpose, but also for non-transport related purposes, with a view to enhancing convenience for cardholders. On January 17, 2001, the shareholders of Octopus Cards Limited agreed to operate under a new shareholders’ agreement, which maintained the existing voting arrangements, but changed the shareholding arrangements. The new agreement offers Octopus Cards Limited significant opportunities for expanding its business beyond transportation. Octopus Cards Limited will, however, continue to have as its primary objective the fulfillment of the ticketing requirements of all present and future transport operators.

Octopus has been widely accepted by customers, and as of December 31, 2004, approximately 11.8 million Octopus were in circulation. Passengers using Octopus accounted for approximately 89.4% and 44.9% of average daily patronage on the MTR Lines and the Airport Express Line, respectively, during 2004. One of Octopus Cards Limited’s services allows its customers to add value to their Octopus through electronic funds transfer facilities located in all stations. The Octopus Automatic Add Value Service using bank accounts or credit cards also expanded in 2004, with the number of these automatic add value accounts growing by approximately 23% to over 500,000 as of December 31, 2004. As of December 31, 2004, 19 financial institutions offered the Automatic Add Value Service, and beginning from November 2004 customers have been able to register for this service with any type of Octopus in addition to personalized Octopus.

In recent years, a large number of non-transportation applications have been added to the Octopus system, including photocopiers, various kinds of vending machines and self-service kiosks, recreational facilities, as well as retail chains including convenience stores, supermarkets, fast food outlets and cake shops. In addition, the use of Octopus for gate entry at the Hong Kong Jockey Club racecourses at Happy Valley and Shatin has also been successful. The Company has also extended the use of Octopus to serve as an identification card for access control in the Company’s depots, stations and residential projects, including Tierra Verde, The Waterfront, Island Harbourview and Tung Chung Crescent. Octopus is also being used in school campuses for attendance taking, as library cards and in making payments at tuck shops. In 2004, Octopus was first accepted in Chinese wet markets and at all metered parking spaces in Hong Kong.

In 2003, the Company and Octopus Cards Limited began to diversify their business into international automatic fare collection consultancy services, when they were awarded a series of contracts with Thales e-Transactions CGA (“Thales”) to develop the central back office for an automatic fare collection system on a national scale in the Netherlands. The new automatic fare collection system in the Netherlands is expected to cover all modes of public transport, including train, bus, tram, metro and ferries. The Company and Octopus Cards Limited are working with East-West e-Ticketing BV, a consortium consisting of Thales, Accenture and Vialis Verkeer & Mobiliteit BV, to provide software and expertise in the operation of the new automatic fare collection system. In 2004, hardware and software for the implementation of the automatic fare collection system was delivered on schedule, and development of the project was completed in April 2005. Once the fare collection system becomes operational the Company will provide support services for its operations.

The Company plans to pursue similar, large-scale automated fare collection systems in the future, with an emphasis on providing hardware, software and consultancy support. In November 2004, the Company, together with Thales, submitted a bid for a similar system in Melbourne, and is also considering projects in Toronto and Los Angeles.

Octopus Cards Limited continued to win a number of awards in 2004. These include:

•	the “Brand of Hong Kong’s Pride Award” in the Next Brand Awards 2004, by Next Magazine; and

•	the “Lifestyle Innovation Business Award” in the Hong Kong Business Mastermind Awards, by East Week.

In 2004, there were an average of 8.4 million Octopus transactions per day and the average daily transaction value grew from HK$51 million in 2003 to HK$58 million in 2004. Further expansion of the use of the Octopus technology for other modes of transportation and services in Hong Kong is constantly being explored.

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

Civil structural assets are visually inspected annually to ensure safe train service. In-depth inspections are carried out at scheduled intervals, depending on the category of the asset. In 1998, the Company commenced the adoption of the laser scanning inspection system. This system provides high quality records for engineering assessment and maintenance of tunnel structures. In addition, in 2004 digital imaging was first used to assess the condition of tunnel lining. Repair works are prioritized according to the engineering assessment and hazards posed to safety. Routine maintenance and quick recovery actions to eliminate potential hazards are carried out by special repair teams. Less critical problems are treated according to planned project schedules.

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

Following several years in which Fasttrack Insurance retained the primary level of cover with respect to the MD&BI risks and obtained reinsurance in excess of the retention for up to a certain limit for each and every loss, starting from May 31, 2003 the cover has been placed with Fasttrack Insurance without Fasttrack Insurance obtaining any reinsurance. The decision for this insurance arrangement has been taken based on the very low loss ratios for this category of risks over many years and the existence of the Company’s comprehensive and well developed risk management and safety procedures. A recent risk management survey by Willis Limited has demonstrated that the cover limit under the insurance policy with Fasttrack Insurance of HK$500 million for each and every loss is sufficient for MD&BI risks. The Company will pay Fasttrack Insurance premiums with respect to such insurance cover. In addition, this policy includes cover for losses from terrorist attacks up to an aggregate amount of HK$100 million. Having carried out an analysis of the Company’s claims history and the potential risks associated with increased risk retention, the Company decided also to place its third party liability insurance with Fasttrack Insurance with effect from December 1, 2003 to November 30, 2004. Fasttrack Insurance retained the primary level of cover in an amount of HK$50 million with respect to the third party liability insurance and obtained reinsurance in excess of the retention for up to a certain limit for each and every loss in the international insurance markets. The policy with Fasttrack Insurance was renewed for the period up to November 30, 2005.

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

Since its commencement of business in November 1997, Fasttrack Insurance has generated a cumulative surplus resulting from underwriting profits and investment income. As of December 31, 2004, this cumulative surplus together with paid up capital amounted to HK$201 million.

Passengers and Seasonality of Patronage

From the Company’s first full year of operation in 1980 up to and including 1996, there had been a continuous growth in the number of passengers using the MTR. As a result of the Asian economic crisis in the second half of 1997 and the resulting downturn in Hong Kong’s economy, the MTR experienced a decrease in patronage on the MTR Lines, which continued over the next four years. In particular, the decrease in patronage during this period was mainly due to adverse economic conditions in Hong Kong, increased competition from bus operators, the impact of the opening of the Western Harbor Crossing and road improvements in West Kowloon, and the dramatic fall in tourists visiting Hong Kong, which was partially offset by the commencement of operations of the Tung Chung Line in mid-1998. The downward trend was reversed in 2002, when total patronage increased to 777 million passengers carried. The increase in patronage on the MTR Lines in 2002 was primarily due to the opening of the Tseung Kwan O Line. In 2003, the patronage on the MTR Lines decreased to 770 million, primarily due to the effects of the outbreak of severe acute respiratory syndrome (“SARS”) that commenced in early 2003 and reached its peak in Hong Kong in March 2003. The SARS outbreak severely decreased economic activity and adversely affected economic growth in Hong Kong by, among other things, disrupting consumer spending and adversely affecting tourist arrivals primarily in the first half of 2003. In particular, patronage on the MTR Lines during the SARS outbreak was lower despite the additional patronage attributable to the Tseung Kwan O Line. In the second half of 2003, patronage on the MTR Lines recovered substantially to the levels prior to the SARS outbreak.

During the same period, patronage on the Airport Express Line increased from 4 million passengers in 1998 to approximately 10 million passengers in 1999 and 2000, but decreased to 9 million passengers in 2001, 8.5 million passengers in 2002 and 6.8 million in 2003. Patronage figures for the Airport Express Line were significantly lower in 1998 because the Airport Express Line did not commence operations until July 6, 1998. The decreases in patronage on the Airport Express Line in 2001 and 2002 were primarily due to the elimination of the 10% fare discount and the tragic events of September 11, 2001 in the United States, which continued to affect overall air passenger traffic in 2002, and a weak economic environment. The significant decrease in patronage on the Airport Express Line in 2003 was primarily due to the effects of the outbreak of SARS. In particular, patronage on the Airport Express Line during the SARS outbreak was significantly lower compared to the corresponding period in 2002. While patronage on the Airport Express Line substantially recovered in the second half of 2003, it continued to be adversely affected by the reduced air passenger traffic resulting from the weak economic environment in 2003. The MTR’s market share of all franchised public transportation boardings (excluding taxis, public light buses and private cars) in Hong Kong was 25.2% in 1999, 24.1% in 2000, 23.5% in 2001 and 2002 and 24.3% in 2003, and its market share of cross-harbor boardings (excluding taxis, public light buses and private cars) was 60.3% in 1999, 57.9% in 2000, 57.4% in 2001, 58.2% in 2002 and 58.7% in 2003. Average MTR Lines weekday patronage was 2.28 million in 1999, 2.24 million in 2000, 2.23 million in 2001, 2.26 million in 2002 and 2.24 million in 2003, and average Airport Express Line daily patronage was 28,500 in 1999, 28,300 in 2000, 24,700 in 2001, 23,200 in 2002, and 18,700 in 2003.

In 2004, the MTR carried a total of 834 million passengers on the MTR Lines and 8.0 million passengers on the Airport Express Line. The increase in patronage on the MTR Lines and the Airport Express Line was primarily due to a continued recovery from the effects of the SARS outbreak in early 2003, with patronage on both the MTR Lines and the Airport Express Line rising steadily in the second half of 2003 and throughout 2004.

The Company’s overall market share for total franchised public transportation increased to 24.8% in 2004, primarily due to increased patronage on the Tseung Kwan O Line and despite continued growth in competition from bus services. The Company’s market share of the important cross-harbor trips increased from 58.7% to 59.6%, also primarily due to the increased patronage on the Tseung Kwan O Line. The Airport Express Line’s market share for total franchised public transportation boardings in Hong Kong traveling to and from the Hong Kong International Airport decreased from 23% to 21% in 2004, primarily due to a change in the types of passengers traveling to and from the Hong Kong International Airport. Average MTR Lines weekday patronage in 2004 was 2.40 million, which was an increase of 7.3% from 2003. Average Airport Express Line daily patronage in 2004 was approximately 22,000, which was an increase of approximately 16.6% from 2003.

The Company expects the following factors to positively influence patronage and market share:

•	the opening of the Tseung Kwan O Line in 2002 and related new service areas for the MTR system;

•	the increase in the number of tourists from the Mainland of China;

•	the “ride 10 get 1 free” promotion that has been extended to July 15, 2005;

•	a number of marketing initiatives that were launched during the first half of 2003, including the “ride 5 get cash coupons” and “HK$2 holiday ride” promotions, as part of the Company’s SARS recovery program;

•	the promotion of the MTR Club loyalty program for frequent users of the MTR network;

•	the continuous staffing of customer service representatives at customer service centers at the Hong Kong International Airport;

•	the establishment of online ticketing services;

•	the promotion of the MTR network overseas, particularly in the Mainland of China, establishing distribution channels to sell MTR and Airport Express Line tickets in places which are among the main sources of inbound tourism to Hong Kong;

•	the promotion of the Airport Express Line by Asia Miles upon the purchase of a “2 Round Trips” Airport Express Line ticket, thereby encouraging more usage of the Airport Express Line from frequent travelers and raising brand awareness among international travelers;

•	the expected opening of the Tung Chung Cable Car in early 2006;

•	the expected opening of the Disneyland Resort Line in September 2005;

•	the expected opening of a new Airport Express Line station at the end of 2005 to serve the new AsiaWorld-Expo (formerly known as the International Exhibition Centre) being built at the Hong Kong International Airport;

•	the improved linkage with the KCRC’s West Rail following the opening of the new interchange station at Nam Cheong and the pedestrian link at Mei Foo station in December 2003 and the improved linkage with the KCRC’s East Rail following the opening of the KCRC’s Ma On Shan Rail; and

•	other improvements of linkages with other modes of transport, intermodal fare discount schemes and fare savers.

This expected positive influence on patronage and market share may be partially offset by the Tsim Sha Tsui extension of the KCR, which opened on October 24, 2004, and, subject to a possible merger with KCRC and completion of the Shatin to Central Link, the operation of the Shatin to Central Link by KCRC.

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

The following table sets forth passenger growth and other operating data since 2000:

	Year Ended December 31,
	2000	2001	2002(6)	2003(7)	2004(7)
Total number of passengers (in thousands)
– MTR Lines (1)	767,416	758,421	777,210	770,419	833,550
– Airport Express Line	10,349	9,022	8,457	6,849	8,015
Average number of passengers (in thousands)
– MTR Lines (1)(2)	2,240	2,231	2,261	2,240	2,403
– Airport Express Line (3)	28	25	23	19	22
Average passenger miles traveled (per journey)
– MTR Lines (1)	4.5	4.6	4.7	4.8	4.8
– Airport Express Line	18.5	18.5	18.6	18.5	18.8
Average car occupancy
– MTR Lines (1)	61	58	57	53	56
– Airport Express Line	16	14	13	13	15
Market share
All movements (4)	24.1%	23.5%	23.5%	24.3%	24.8%
Cross-harbor movements (4)	57.9%	57.4%	58.2%	58.7%	59.6%
To/from the Hong Kong International Airport (5)	28.0%	27.0%	25.0%	23.0%	21.0%

(1)	MTR Lines are comprised of the Tsuen Wan Line, the Kwun Tong Line, the Island Line and, since June 22, 1998, the Tung Chung Line and, since August 18, 2002, the Tseung Kwan O Line.
(2)	Weekday average.
(3)	Daily average.
(4)	Market share represents the percentage of franchised public transportation boardings in Hong Kong, which is comprised of boardings on the MTR, franchised buses, trams, ferries, green minibuses and the KCR throughout the territory (including areas that the MTR does not serve), but excludes boardings on taxis, public light buses and private cars for which no reliable data are available.
(5)	Market share represents the percentage of franchised public transportation boardings in Hong Kong to and from the Hong Kong International Airport.
(6)	Includes results from the operation of the Tseung Kwan O Line since August 18, 2002.
(7)	Includes results from the full year operation of the Tseung Kwan O Line.

Fares

The Company establishes its own fares. While the Company’s fares are currently not subject to governmental approval, the Company must comply under the Operating Agreement with a specified procedure before changing the level of any fare, which requires the Company to: (1) consider the level of public acceptance of any proposed change (based on passenger surveys), (2) consult the Transport Advisory Committee (a body established to advise the Chief Executive of the Hong Kong SAR on transport policy in Hong Kong) and the Legislative Council Panel on Transport, (3) notify the Transport Advisory Committee and the Legislative Council Panel on Transport within a reasonable period prior to the implementation of a new fare and (4) make a public announcement of the new fares.

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

The MTR’s average annual fare increase from 1980 until the end of 2004 has been 5.3%, which is approximately the average annual increase in the Consumer Price Index (A) for the same period but lower than the average Hong Kong payroll index increase of 9.7% for the same period. In light of the unfavorable economic conditions prevailing in Hong Kong during 1998, the Company decided to forgo a fare increase. Due to the continued economic downturn and the general deflationary environment in Hong Kong, the Company maintained the same general fare throughout 1999, 2000, 2001, 2002, and 2003 for the MTR Lines. The introductory promotional discount for the Airport Express Line was, however, reduced from 30% to 10% on July 3, 2000 and then discontinued entirely on July 1, 2001. The Company also decided to withdraw the 30% staggered hours fare discount on July 2, 1999 and to collect HK$0.10 per journey from each passenger using an Octopus card on the MTR commencing July 3, 2000, to contribute towards the costs of installing platform screen doors in 30 underground stations on the Urban Lines. Due to the continued poor economic environment in Hong Kong, the Company decided in 2002 not to implement the 2.3% fare increase, initially planned for April 2002. The Company did not increase fares in 2003 and 2004.

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

The following table sets forth the average fare paid per passenger trip on the MTR Lines, and compares the percentage increase in the average fare with the Consumer Price Index (A) for the periods indicated:

	Year Ended December 31,
	2000	2001	2002	2003	2004
Average fare(1)	HK$ 6.73	HK$ 6.81	HK$ 6.65	HK$ 6.57	HK$ 6.50
Percentage increase/(decrease) in average fare	0.9%	1.2%	(2.3)%	(1.2)%	(1.1)%
Consumer price index (A)	(3.0)%	(1.7)%	(3.2)%	(2.1)%	(0.1)%

(1)	The average fare does not include the average fare for the Airport Express Line, which was HK$53, HK$63, HK$65, HK$62, HK$64 in 2000, 2001, 2002, 2003 and 2004, respectively. The higher average fare for 2000 is mainly due to the additional HK$0.10 per ride charged since July 2000 for the platform screen doors project. The higher average fare for 2001 is mainly due to the full year effect of the additional HK$0.10 per ride charged for the platform screen doors project. The decrease of the average fare in 2002 and 2003 was mainly the result of the “ride 10 get 1 free” and other promotional campaigns on the MTR Lines. The decrease of the average fare in 2004 was primarily due to a higher proportion of passengers using concessionary tickets and the extension of various fare promotions, such as the HK$2 flat fare for children and the elderly on certain days, fare saver programs and inter-modal fare discounts.

Advertising, Kiosk Rental and Other Income

Overview

The Company derives revenue from the leasing of advertising media, kiosks and bank outlets in MTR stations, and from the enabling of telecommunication services within the MTR network. From time to time, the Company also derives income from other passenger services, such as the sale of souvenir MTR tickets. In addition, the opening of the Tung Chung and Airport Express Lines introduced new businesses, such as car park operations. Moreover, the Company derives revenue from its expanding consultancy business, as described below.

The following table sets forth information relating to station commercial and other income for the periods indicated:

	Year Ended December 31,(1)
	2000		2001		2002		2003		2004
	(in millions)
Station commercial and other income(2)	HK$	991	HK$	973	HK$	979	HK$	1,117	HK$	1,311

(1)	For 2000, the information set forth in this table includes the results of operations for the Company only. For 2001, 2002, 2003 and 2004, the information set forth in this table includes the results of the Company and its subsidiaries, other than Octopus Cards Limited.
(2)	For 2002, includes income derived in connection with the operation of the Tseung Kwan O Line since August 18, 2002. For 2003 and 2004, includes income derived in connection with the full year operation of the Tseung Kwan O Line.

Advertising

To improve attractiveness to advertisers, the Company is actively introducing new forms of advertising, including sticker advertising on train bodies and station walls, as well as innovative new tunnel advertising launched in April 2004. A program to convert 4-sheet advertising panels into larger 12-sheet advertising panels in station concourses increased the number of concourse 12-sheet advertising panels to 701 by May 2005.

On December 31, 2004, the Company had a total of 68 trackside plasma screens, to increase advertising revenue. During the first quarter of 2004, the Company completed an extension of the concourse plasmas network from 23 units to 51 units. In addition, in December 2004 the Company launched a circular plasma display at Causeway Bay Station. The Company also enhanced customer service and raised advertising revenues by providing free internet access at several stations. In particular, the Company currently maintains seven MTR internet access centers, with advertising sponsorship, six of which were erected in 2004.

Telecommunications

The Company has also entered into agreements with wireless network operators that provide mobile telephone and paging coverage within the MTR network. Currently, there are six mobile telephone operators and five paging operators providing coverage within the MTR network. Rental income from space used for external mobile base stations also provided a continued source of income, with 17 new sites completed in 2004. In addition, the Company began installing in 2003 a local area network to enable wireless broadband services which was launched on the Airport Express Line in March 2004. The Company is also in the process of upgrading the existing integrated cellular system for mobile services to offer third generation mobile telecommunications services within the MTR network by the end of 2005, a process which has already been completed on the Island Line.

In 2002, the Company formed TraxComm Limited, a wholly-owned subsidiary, to develop a wholesale fixed-line telecommunications business based on the Company’s existing fiber-optic infrastructure. On June 2, 2003, the Office of the Telecommunications Authority issued a fixed-line telecommunications license to TraxComm Limited. In 2003, TraxComm Limited built and began to operate an enhanced network, which runs alongside the existing fiber-optic network. Due to the recent liberalization of the Hong Kong fixed-line telecommunications market, TraxComm Limited has been able to attract a number of customers, despite its relatively short operating history. For example, a major telecommunications service provider that was recently granted a fixed-line network license by the Office of the Telecommunications Authority has entered into a long-term contract with TraxComm Limited, under which that telecommunications provider will use TraxComm Limited’s enhanced fiber-optic network as its backbone. Moreover, one of the largest international direct dialing wholesale service providers in Hong Kong, has begun migrating over 400 circuits of bandwidth to TraxComm Limited’s recently launched data network. Throughout 2004 TraxComm Limited continued to extend the reach of its fibre-optic infrastructure to data centers and commercial buildings. Revenue in 2004 from the provision of telecommunication services within the MTR network and TraxComm Limited’s operations amounted to HK$238 million.

Station Commercial

As of May 31, 2005, the Company owned approximately 212,143 square feet of retail space within the MTR, comprising approximately 550 kiosks and mini-banks that provide a wide range of goods and services, as well as the 62,184 square feet Dickson Cyber Express, a large retail center at Kowloon station. There are also self-service concessions, automatic teller machines and vending machines which provide a wide range of goods and services. As of May 31, 2005, the occupancy rate for the Company’s retail space was approximately 97%.

The Company, through its wholly-owned subsidiary MTR Travel Limited, operates a travel service center located at Admiralty station that sells local and overseas traveling tours and tickets. The travel service center also acts as a customer service outlet, providing information on the MTR and selling MTR souvenirs.

Consultancy Business

The Company has provided consultancy services to a wide range of clients, such as routing planners, operators, manufacturers, contractors and consultants as well as to clients involved in the promotion and management of major capital works projects. Previous assignments have been undertaken by the Company in Australia, the Mainland of China, Hong Kong, Macau, India, Taiwan, Thailand, Philippines, Singapore, the United Kingdom and the Netherlands. In 2000, the Company decided to extend its consultancy services to include railway specific project management and technical services, and in 2004 the Company decided to focus its consultancy business on projects involving automated fare collection systems and projects likely to lead to investment opportunities. As of May 31, 2005, the Company was engaged in consultancy contracts in 16 cities in 9 countries and had, over the course of the previous twelve months, been engaged in consultancy contracts in 20 cities in 12 countries.

In 2004, the Company’s consultancy services continued to experience a significant increase in revenue, as the Company continued to capitalize on growing demand for its design, operations, maintenance, project management and training services. In addition to contracts in major cities in the Mainland of China, such as Shanghai, Tianjin, Nanjing, Shenzhen, Hangzhou, Guangzhou, Chengdu and Beijing, the Company has also been awarded contracts in India, Macau, Taiwan, Thailand, the United Kingdom and the Netherlands. In India, the Company was awarded its first rail consultancy contract to be funded by the International Bank for Reconstruction and Development in 2003. In Hong Kong, the Company provided services to the Airport Authority under a three-year contract awarded in 2002 to maintain the automated people mover used in the Hong Kong International Airport. The Company is currently in discussions with the Airport Authority for a three-year renewal of this contract.

In the Netherlands, the Company and Octopus Cards Limited were awarded a series of contracts with Thales to create an automatic fare collection system, which will cover all modes of public transport, including train, bus, tram, metro and ferries. The Company and Octopus Cards Limited are working with the East-West e-Ticketing BV, consisting of Thales, Accenture and Vialis Verkeer & Mobiliteit BV, to provide software and expertise in the operation of the new automatic fare collection system. In 2004, hardware and software for the implementation of the automatic fare collection system was delivered on schedule, and development of the project was completed in April 2005. Once the fare collection system becomes operational, the Company will provide support services for its operations. The Company plans to pursue similar, large-scale automated fare-collection systems in the future, with an emphasis on providing hardware, software and consultancy support. In November 2004, the Company, together with Thales, submitted a bid for a similar system in Melbourne, and is also considering projects in Toronto and the United Kingdom.

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

The Company is currently conducting a feasibility study for the construction of the Light Rapid Transit (LRT) project in Macau, a 16.8 mile light rail system, details of which were announced on February 24, 2005. Macau’s Lands, Public Works and Transport Bureau currently expects to invite bids for the construction of the system in 2006, with plans to complete an initial phase of the project by 2009.

In March 2003, the Company continued the expansion of its consultancy business in the Mainland of China through the establishment of a representative office in Shanghai. The Company’s joint venture subsidiary, Shanghai Hong Kong Metro Construction Management Co. Ltd., was appointed in June 2002 as the owner’s representative by Shanghai MRT Shen-Song Line Development Co. Ltd., an enterprise owned by the Shanghai Municipal People’s Government, to undertake project management services for the design and construction of a 21.6 mile metro line, the Shensong Railway Line, in Shanghai between Songjiang new city in the west and Xujiahui in the city center. The Company has entered into a joint venture agreement with the Shanghai Investment Consulting Corporation Limited to provide project management services in connection with this project and other Shanghai project opportunities, but is currently negotiating the assignment of the joint venture agreement from Shanghai Investment Consulting Corporation Limited to the enterprise owned by the Shanghai Municipal People’s Government, Shanghai International Group Corporation Limited. The Shensong Railway Line will have a total of 12 underground stations and one depot, and the expected commencement of operations has been re-scheduled for the end of 2007. The Company will not bear any of the design or construction costs in connection with this project. The design and construction works are proceeding, but stop work orders have been issued in respect of the station civil works in one of the districts.

The Company is also pursuing consultancy services opportunities in the United Kingdom and established a representative office in London in mid-2004. In November 2004, the Company established a joint venture with Great North Eastern Railway Holdings Limited, with MTR owning a 29% stake in the joint venture. The joint venture is currently bidding for a franchise to operate and maintain the trains for the Integrated Kent Franchise, a suburban commuter and high speed network in the south-eastern English county of Kent that operates through 179 stations and 1,600 rail cars. The Integrated Kent Franchise will also include the high speed railway service from the Kent coast to London over the Channel Tunnel rail link, which is expected to commence service in 2009. In addition, MTR Laing Railway Company Limited, a joint venture with Laing Rail, a subsidiary of John Laing plc, was established in early 2005 to bid for the new Thameslink/Great Northern franchise. This franchise consists of train operations in Southeast England, including regional and suburban commuter rail services from Bedford through Central London to Brighton and from King’s Lynn and Peterborough to Central London.

Operating Cost Structure

The Company has a program of monitoring and controlling railway operating costs. The following table sets forth the components of operating expenses for railway and related operations, and the percentages they represent of revenue from railway and related operations, for the periods indicated.

	Year Ended December 31,(1)
	2000			2001			2002(2)			2003(3)			2004(3)
	(in millions, except percentages)
Railway and related operations
Staff costs and related expenses	HK$	1,688	22%	HK$	1,647	22%	HK$	1,579	21%	HK$	1,643	21%	HK$	1,542	18%
Energy and utilities		500	7		501	6		502	7		546	7		544	7
Stores and spares consumed		127	2		119	2		121	2		128	2		128	2
Operational rent and rates(4)		65	1		78	1		87	1		21	—		70	1
Repairs and maintenance(5)		456	6		437	6		435	6		477	6		517	6
Expenses relating to station commercial and other businesses		173	2		197	2		185	2		351	5		315	4
Property ownership and management expenses		142	2		159	2		167	2		198	3		207	2
Other expenses(6)		510	6		401	5		596	7		483	6		482	6

	HK$	3,661	48%	HK$	3,539	46%	HK$	3,672	48%	HK$	3,847	50%	HK$	3,805	46%
Depreciation		2,091	28		2,178	29		2,470	32		2,402	32		2,512	30

Total operating expenses of railway and related operations	HK$	5,752	76%	HK$	5,717	75%	HK$	6,142	80%	HK$	6,249	82%	HK$	6,317	76%

(1)	For 2000, the information set forth in this table includes the results of operations for the Company only. For 2001, 2002, 2003 and 2004, the information set forth in this table includes the results of the Company and its subsidiaries, other than Octopus Cards Limited.
(2)	Includes operating costs derived from the operation of the Tseung Kwan O Line since August 18, 2002.
(3)	Includes operating costs derived from the full year operation of the Tseung Kwan O Line.
(4)	Similar to property taxes in respect of the Company’s occupation of the land on which the MTR is situated. Reduction in charges for 2003 was primarily due to rate refunds in respect of 2001 and 2002 following an agreed revision of rateable value.
(5)	Includes repairs and maintenance costs paid to outside contractors of HK$337 million, HK$388 million, HK$384 million, HK$414 million and HK$444 million for 2000, 2001, 2002, 2003 and 2004, respectively.
(6)	Includes railway support services, general and administrative expenses, project study and business development expenses and other expenses. For 2000, includes the write-off of certain capital assets and the higher production and distribution costs of the 2000 annual report following the listing of the Company’s shares on the Hong Kong Stock Exchange. For 2001, the substantial reduction was due to lower production and distribution costs of the 2001 annual report and the capitalization of certain new project costs. For 2002, includes the write-off of project study costs and deferred expenditures in respect of the Shatin to Central Link and the North Island Link together with its related improvement works totaling HK$218 million (see Note 4C of Notes to the Financial Statements). For 2003, includes a HK$69 million revaluation deficit relating to the Company’s head office premises and write-off of project study costs and deferred expenditure totaling HK$49 million, which was primarily related to the West Island Line (see Note 4C of Notes to the Financial Statements). For 2004, includes project study and business development expenses totaling HK$167 million, which was primarily related to the write-off of project study costs of certain Tseung Kwan O extension capital works and project study and new business development expenses mainly relating to studies of business opportunities in the Mainland of China and Europe, which was partially offset by a HK$69 million write-back of revaluation deficit relating to the Company’s head office premises (see Note 4C of Notes to the Financial Statements).

Staff Costs. Staff costs consist of staff salaries and benefits. Since 1998, the Company adopted various measures to reduce operating costs and increase overall efficiency, including pay freezes, benefit reductions, hiring freezes, the implementation of voluntary separation schemes and limited redundancies. All these measures resulted in a continued reduction in staff costs from HK$1,688 million in 2000 to HK$1,542 million in 2004. The reduction reflected significant gains in productivity and efficiency achieved through the continued efforts in human resources management, organizational restructuring and streamlining, staff redeployment and outsourcing.

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

	Year Ended December 31,(1)
	2000	2001	2002(2)	2003(3)	2004(3)
Total operations staff(4)	4,767	4,529	4,615	4,528	4,480

Productivity per operations staff
Revenue car miles (in thousands)	14.6	16.0	16.5	17.6	18.1
Passengers carried (in thousands)	163	170	170	172	188
Railway operating profit (in thousands of HK$)(5)	153	182	125(6)	76(7)	150(7)

(1)	For 2000, includes numbers and results of the Company only. For 2001, 2002, 2003 and 2004 includes numbers and results of the Group.
(2)	Includes results derived from the operation of the Tseung Kwan O Line since August 18, 2002.
(3)	Includes results derived from the full year operation of the Tseung Kwan O Line.
(4)	Excludes staff engaged in works relating to operations planning and development, operations consultancy services and staff hired for the short term.
(5)	Excludes corporate overhead, project study, business development expenses and depreciation charges on unallocated assets at the corporate level.
(6)	Includes increased depreciation charges primarily on fixed assets of the Tseung Kwan O Line since August 18, 2002.
(7)	Includes full year increased depreciation charges primarily on fixed assets of the Tseung Kwan O Line.

Revenue car miles per operation staff in 2004 increased due to the increase in revenue car miles and the decrease in the number of staff members. The increase in passengers carried per operations staff in 2004 was primarily a result of the increase in passenger numbers and the decrease in the number of staff members.

The increase in railway operating profit per operations staff in 2004 was primarily the combined result of higher turnover associated with lower operating costs.

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

The Company has adopted various energy saving measures to reduce energy costs. In 2004, the Company’s total energy consumption measured in megawatt hours increased marginally, primarily due to service enhancements, the opening of the Nam Cheong station in December 2003 and the leap year effect in 2004.

Material Costs. Material costs consist mainly of certain spare parts and other items used primarily for repairs and maintenance. The Company uses inventory management and purchasing economies to control material costs as a percentage of railway operations revenue.

Repairs and Maintenance. Repairs and maintenance costs include amounts paid to outside contractors and repair and maintenance performed by the Company’s own personnel. The Company uses outside contractors for, among other things, its ongoing program of repairs to tunnel linings, certain repairs and maintenance of escalators and elevators and certain station cleaning. In recent years, the Company has increased the level of both in-house and contracted repairs and maintenance to improve passenger service and reliability.

Operational Rates. Operational rates are payments by the Company to the Government, similar to property taxes, in respect of its occupation of the land on which the MTR is situated. Operational rates payments totaled HK$70 million for the year ended December 2004.

Other Operating Costs. Other operating costs include advertising costs, consultants’ fees, conference and training expenses, and insurance and uninsured claims.

Equipment

The Company owned 1,050 passenger cars and 59 locomotives and other engineering type rolling stock as of December 31, 2004. The following table sets forth certain information regarding the Company’s rolling stock as of December 31, 2004:

	Number of Units		Net Book Value			Average
						Useful Life		Age
			(in millions)			(in years)
Passenger cars(1)	762		HK$	3,173	(5)	40		20.6
Passenger cars(2)	184	(4)		2,408		40		6.5
Passenger cars(3)	104			1,247		40		2.5
Locomotives	59			228	(6)	40	(7)	14.5

Total rolling stock	1,109		HK$	7,056

(1)	Figures for cars commissioned for service between 1979 and 1985, which are mainly used on the Urban Lines.
(2)	Figures for cars commissioned for service in 1998 for the Tung Chung and Airport Express Lines.
(3)	Figures for cars commissioned for service in 2002, which are used on the Kwun Tong Line.
(4)	Including passenger cars for the Airport Express Line held in stock.
(5)	Including value of rolling stock modernized in a modernization project completed in 2002.
(6)	Including value of other rolling stock used for maintenance purposes as of December 31, 2004.
(7)	The useful life figure was revised from 16 years in 2002 to 40 years in 2003, after completion of major overhauls and taking into account the asset condition and usage experience.

On March 23, 2003, the Company entered into a cross-border leasing transaction with respect to a portion of its rolling stock that is described in more detail under Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Resources”.

Property Development

General

Property is a significant part of the Company’s business, providing an important source of income to support the cost of construction of railway projects as well as contributing to future rail patronage from the immediate catchment areas created by property developments. In conjunction with its railway construction, the Company plays an important role in the development of residential and commercial properties above and adjacent to stations and depots. The Government has granted the Company the development right over the land used for these property developments based on a land premium assessed at full market value without regard to the presence of the railway on the sites being valued. The Company’s practice in property development has been to arrange for various third-party developers to carry out the actual development works according to the Company’s specifications and as agreed with the developers. Typically, the developers are responsible for all development costs (including Government land premium, construction and enabling work costs, marketing and sales expenses, professional fees, finance charges and other expenses), and have to bear all development risks. The Company derives benefit from property developments through the sharing of cash profits with developers in agreed proportions from the sale or lease of the properties after deducting the development costs, the sharing of assets in kind, or through up-front payments from the developers. In connection with the first package of the property development at Area 86, Tseung Kwan O (where the Tseung Kwan O Line depot is and future Tseung Kwan O South station will be situated), the Company agreed to pay half of the land premium in return for more competitive tenders.

Eighteen property developments associated with the construction of the Tsuen Wan, Kwun Tong and Island Lines have been completed. Developed properties comprise an aggregate of approximately 2.5 million square feet of commercial office space, 3.2 million square feet of shops, 1.7 million square feet of community and Government facilities and 31,366 residential units. All residential units and offices have been sold. Almost all shops have either been sold or leased. In addition, several property developments associated with the construction of the Tung Chung and Airport Express Lines have been completed. These properties comprise an aggregate of approximately 4,092,000 square feet of office space (of which approximately 1,493,000 square feet has been sold), 21,794 residential units and approximately 2,596,000 square feet of retail and other space. The majority of the retail space has been leased. Cumulative property development profit realized by the Company up to the end of 2004 was approximately HK$28 billion.

In November 2002, the Government announced its new housing policy in support of the property prices that have dropped by almost two-thirds from their 1997 peak. Under the new housing policy, the Government, the largest owner of land in Hong Kong, suspended land sales in 2003. The Company supported this policy and agreed in consultation with the Government to postpone property development tenders until after 2003. The outbreak of SARS in early 2003 also resulted in slower sales of property developments and in a decrease in property prices. However, with the containment of the outbreak, there was no further worsening effect on the property market. Furthermore, the property market improved towards the end of 2003, particularly due to foreign direct investment in the sector. As a result, the Company resumed property development tenders in 2004. In December 2004, the Company invited developers to tender for the first package of its property development at Area 86, Tseung Kwan O, (where the Tseung Kwan O depot is and the future Tseung Kwan O South station will be situated). On January 18, 2005, the Company awarded the tender to City Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited. See Item 4, “Information on the Company – History and Development of the Company – Recent Developments” for further details relating to this project.

Tung Chung Line and Airport Express Line Property Developments

Under the terms of the Airport Railway Agreement, the Company was granted the right to undertake residential and commercial development on approximately 154 acres of land at five sites above or around the Tung Chung Line and Airport Express Line stations at Hong Kong, Kowloon, Olympic, Tsing Yi and Tung Chung. These developments comprise 15 development packages totaling approximately 28,591 residential flats and approximately 13.3 million square feet of office, hotel/serviced apartment, retail and other space. All of the packages have been awarded to developers under a competitive tendering process. During 2004, there was continued construction activity and staged development completions from earlier packages, notably in the Tung Chung and Kowloon stations. The Company submitted revised proposals to the Government for future developments, notably at Tung Chung and Tsing Yi stations.

With improving property market conditions in Hong Kong, several major residential developments along the Airport Express Line were launched and satisfactory sales of flats were recorded from Airport Railway development sites, which totaled 2,323 units at the end of 2004. Construction of the various packages at Union Square in Kowloon station and at Tung Chung station progressed according to plan. A total of 1,240 flats were completed during 2004 and obtained occupation permits. Sale of apartments at The Harbourside and Coastal Skyline developments commenced in February and September 2004, respectively, and pre-sale of two towers in the Caribbean Coast development continued throughout the year. In response to changing market conditions and demand forecasts, further adjustments were made to several development schemes to improve marketability and add value. The master layout plan for the Coastal Skyline development, for example, was revised to provide more open space by reducing the number of mid-rise towers planned and slightly increasing the number of stories in each tower. This entire development is now planned to provide 3,384 residential units, with completion currently expected in 2007.

After having entered into lease agreements with leading international companies in 2003, including a lease agreement with UBS AG, marketing of the 18 floors in Two International Finance Centre totaling 500,000 square feet gross owned by the Company, located on floors 33 to 52 and branded as “Central 18 Zone at Two IFC”, continued in 2004. As of December 31, 2004, 100% of Central 18 Zone at Two IFC had been leased. Work continues on two adjacent hotel towers, which have had occupation permits issued and which are expected to be in operation in the third quarter of 2005. As a result of the issuance of the practical completion certificate with respect to Two International Finance Centre on July 15, 2003, the Company recognized a net profit of approximately HK$3 billion in respect of this property development in 2003.

In December 2004, the Company took receipt of its share of a retail shell structure above Kowloon station as sharing in kind at a fair market valuation of HK2,100 million. After taking into account the outstanding risks and obligations of the Company in respect of the property, a profit of HK$1,008 million was recognized for 2004 and the balance was accounted for as deferred income to be recognized when such outstanding obligations have been fulfilled. See Note 16b(ii) of Notes to the Financial Statements.

Planning continues for the site adjacent to Tsing Yi station, currently occupied by a transport interchange and lorry park. The Government decided to take forward in January 2005 the proposal submitted by the Company in 2004 to convert part of the property for retail use through a rezoning of the property.

The 15 property development packages awarded by the Company as described above have been, or are expected to be, completed between 1998 and 2010. The amount of actual profit realized by the Company will depend on the development costs, the ability to sell or lease the completed properties, the timing of the completion of competing development projects, general economic conditions and other factors.

As of December 31, 2004, the Company had received HK$4.5 billion from participating developers in excess of related expenditures incurred as well as profits recognized to date in connection with Tung Chung Line and Airport Express Line property developments. The Company’s accounting policy under Hong Kong GAAP requires that such payments not be recognized as profit until the foundation and site enabling works for a development are complete and acceptable for development, and after taking into account any outstanding risks and obligations retained by the Company in connection with such development.

Tseung Kwan O Line Property Developments

The TKE project agreement with the Government provides that the Company shall have the right to undertake property developments at four locations within the project. These developments are located at the Tiu Keng Leng, Tseung Kwan O and Hang Hau stations and the Tseung Kwan O Line depot and adjacent future Tseung Kwan O South station site in Area 86. The development projects include up to 20 development packages, offering a total gross floor area of approximately 25 million square feet, which includes approximately 22.5 million square feet of residential flats, 1.6 million square feet of retail space, 1.1 million square feet of offices and up to 7,300 carpark spaces.

In November 2003, the Company’s joint venture developer, Sino Land, successfully launched the pre-sale of Residence Oasis, a 2,130 unit residential property development above the Hang Hau station.

As of December 31, 2004, more than 90% of the total number of units had been pre-sold. On April 1, 2005, the Company opened its fifth retail center, above Hang Hau station. The retail center, branded as “The Lane”, includes approximately 28,100 square feet of leasable floor space, 100% of which had been leased out when it was opened. In Area 57a, pre-sale of 390 units of “Central Heights” began in March 2005. In Area 55b, pre-sale of 1,472 units of “The Grandiose” began in May 2005. Apartment layouts have also been finalized at Site A of the Tiu Keng Leng station development, enabling the Company to begin pre-sales in the second half of 2005.

The planned Area 86 development scheme on the Clearwater Bay peninsula, which comprises up to 14 of the said 20 planned Tseung Kwan O Line development packages and approximately 17.8 million square feet of floor area, is one of the largest single development schemes in Hong Kong to date. The Area 86 Tseung Kwan O property development represents a new model for high-density community living with segregated areas for automotive and pedestrian movement and large open spaces for leisure activities. The development will include schools, clubhouses, shops and community centers.

In respect of the planned Area 56 development scheme at Tseung Kwan O station, the Company submitted a planning application to the Town Planning Board in January 2005 to convert usage of the commercial site into a more commercially viable mixed-use development.

The expected total investment cost is approximately HK$86.5 billion at 2004 prices. While the Company did not award any property development packages in 2003 in view of then-current market conditions and the Company’s support of the housing policy of the Government at the time, the Company commenced with the launching of the remaining development packages in 2004. Completion of the final development package is expected in 2014. In preparation for the property development tenders, the Company revised the master layout plan for the Area 86 Tseung Kwan O property development to offer improved breezeways and more open space. On January 18, 2005, the Company, in its first property development tender since October 2002, awarded the tender for the first package of the Area 86 Tseung Kwan O property development project. See Item 4, “Information on the Company – History and Development of the Company – Recent Developments” for further details relating to this project.

Other Development Projects

In 1999, the Company received town planning approval from the Government to develop the site above and near Choi Hung station on the Kwun Tong Line to include “park and ride” facilities for commuters living in the Southeast New Territories as well as some commercial and residential areas. The Company awarded this development in July 2001 and the Government granted the land at the site to the Company in November 2001 upon payment of the land premium. During 2002, the Government approved a further 12,185 gross square feet of residential space to be constructed at Choi Hung station, as part of the “park and ride” development. This is in addition to 22,841 gross square feet of bonus floor area previously approved for the mixed-use development. The scheme, branded as “No. 8 Clear Water Bay Road”, currently comprises 206,000 square feet of residential space, 25,834 square feet of commercial/retail space, 504 car parking spaces (450 of which is for park and ride), 10 motorcycle parking spaces and a two-storey public transport interchange. Pre-sales commenced in October 2004 and the project is expected to be completed in 2005.

Property Ownership and Management

The Company owns or manages certain developed properties adjacent to railway structures and facilities in order to protect such railway structures and facilities and to provide a source of income. The Company currently wholly owns five shopping centers located above five of its stations — Telford Plaza I at Kowloon Bay (431,538 square feet of leasable floor space), Luk Yeung Galleria at Tsuen Wan (129,880 square feet of leasable floor space), Paradise Mall (previously Heng Fa Chuen Shopping Centre) at Chai Wan (201,250 square feet of leasable floor space), Maritime Square at Tsing Yi (311,292 square feet of leasable floor space) and The Lane at Hang Hau, which opened in April 2005 (28,108 square feet of leasable floor space) — and certain other smaller properties. The occupancy rate of the four shopping centers operating in 2004 was 100% and The Lane was 100% occupied by the time of its soft opening in April 2005. Upon completion of the shopping center at Union Square, completion of which is expected by 2006/2007, the Company will own six shopping centers. The Company has no present intention to sell any of these shopping centers. During the SARS outbreak in early 2003, the shopping centers in operation at that time recorded a steep decline in visitors. With the containment of the SARS outbreak, special promotions in the shopping centers and the relaxation of travel restrictions for tourists from the Mainland of China, the number of visitors now surpasses previous levels. Moreover, the Company has improved the retail sale environment in its shopping centers with marketing and promotional campaigns, which has contributed to the increase in the number of visitors and the increase of sales activities in the shopping centers.

The completion of Two International Finance Centre in 2003 increased the Company’s property ownership by 425,492 square feet of leasable floor space. In addition, the Company also owns properties jointly with other parties, including Telford Plaza II and the carparks at One International Finance Centre and Two International Finance Centre at Hong Kong station. The Company holds these properties under long-term leases from the Government that will expire in 2047 and rents them to tenants for commercial use.

In addition, the Company manages certain residential properties. Growth in the property management portfolio from property developments relating to the Airport Railway Project as well as at Tseung Kwan O is expected to continue over the next few years, adding some further 35,000 residential units to the Company’s portfolio. The Company is one of the largest property management companies in Hong Kong. During 2004, the Company has continued to expand and diversify its property management business. In particular, Sorrento, The Harbourside and Coastal Skyline added a further 2,368 residential units to the Company’s management portfolio. The Company managed 49,283 residential units and 6,014,830 square feet of commercial and office space. Income from property management increased by 14.9% to HK$108 million in 2004 from HK$94 million in 2003.

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

The Company also engages in property management related services in the Mainland of China where it sees significant growth opportunities. In 2004, the Company acquired pre-management contracts with Shanghai Hong Kong Metropolis and Mei Li Shan Shui, both luxury residential property developments in Shanghai and Chongqing, respectively. In Beijing, the Company is part of a strategic partnership with Beijing Century Sun Real Estate Development Company Limited to provide multi-disciplinary property management services and to manage the Palm Springs International Apartments developments.

MTR Property Agency Co. Limited, a wholly-owned subsidiary formed by the Company in January 2001 to provide real estate agency services to the residents of some of its managed properties, contributed a total of HK$6 million in revenue in 2004.

The following table sets forth the Company’s property rental and property management revenue for the periods indicated:

	Year Ended December 31,(1)
	2000		2001		2002		2003		2004
	(in millions)
Property rental revenues(2)(3)	HK$	807	HK$	817	HK$	897	HK$	888	HK$	994
Property management income		60		73		85		94		108
Property agency income(4)		—		1		5		6		6

Total	HK$	867	HK$	891	HK$	987	HK$	988	HK$	1,108

(1)	For 2000, the information set forth in this table includes the results of operations for the Company only. For 2001, 2002, 2003 and 2004, the information set forth in this table includes the results of the Company and its subsidiaries, other than Octopus Cards Limited.
(2)	Property rental revenues include revenue from properties wholly owned by the Company and revenue from properties which the Company owns jointly with other parties.
(3)	Property rental revenues include service income relating to the provision of air conditioning services.
(4)	Property agency income was contributed by MTR Property Agency Co. Limited, a wholly-owned subsidiary of the Company established in 2001.

Capital Expenditures

The Company has incurred substantial capital expenditures in connection with the construction of the MTR Lines and the Airport Express Line. See “— History and Development of the Company — Capital Expenditures and Divestitures”.

The following table sets forth the Group’s capital additions for the periods indicated.

	2002		2003		2004
	(in millions)
Railway assets under construction(1)	HK$	1,928	HK$	1,148	HK$	1,068
Operational equipment(2)		62		66		49

Total existing railway additions	HK$	1,990	HK$	1,214	HK$	1,117
New railway construction(3)		3,190		719		875
Leasehold land and buildings(4)		—		52		—
Investment property		16		3,626		32
Investment property under construction(5)		—		—		2,177

Gross capital additions	HK$	5,196	HK$	5,611	HK$	4,201
Government’s assistance in respect of Disneyland Resort Line(6)		(219)		(664)		(48)

Net capital additions	HK$	4,977	HK$	4,947	HK$	4,153

(1)	Assets under construction from 2002 to 2004 mainly reflect the addition of assets relating to various capital projects, the major items of which include the automatic transit control system, passenger train modernization, station management systems, improvement of Kowloon Bay depot accommodations, upgrade of the closed circuit television system and installation of platform screen doors.
(2)	Includes, among other things, environment control equipment, communication equipment, track signalling equipment, automatic ticket collection equipment and escalators and elevators.
(3)	For 2002, construction costs relating to the Tseung Kwan O Line were capitalized and transferred to fixed assets upon its opening in August 2002. For 2003 and 2004, construction costs mainly related to the Disneyland Resort Line and the Tung Chung Cable Car Project.
(4)	On July 15, 2003, the Company took possession of a board room in Two International Finance Centre. The board room was valued at HK$52 million as of the date of receipt.
(5)	For 2004, the addition of HK$2,177 million represents the value of the partially completed retail shell at Union Square at Kowloon station. See Note 16b(ii) of Notes to the Financial Statements.
(6)	See Notes 41E and 41J of Notes to the Financial Statements.

Improvement Projects

The Company maintains a rolling capital expenditure plan to add, modify or replace assets when necessary to improve performance and meet the needs of its customers. This includes improving station layouts, finishes and facilities, the provision of an integrated station management system and installation of platform screen doors. Under the plan, the Company expects to incur approximately HK$3.7 billion of capital expenditures from 2005 through the end of 2007.

Platform Screen Doors

The Company has been retrofitting platform screen doors at underground stations on the Urban Lines since May 2001. The project, with an estimated cost of approximately HK$2 billion, is a pioneer for railways worldwide as it was the first to fit screen doors in an operating system. In addition, the installation of these doors will substantially reduce energy consumption costs within the stations and will improve passenger comfort and safety on platforms. The installation work takes place only during the non-passenger service hours, between 1:30 a.m. and 4:30 a.m. The first set of platform screen doors became operational in October 2001 at one platform of the Choi Hung station. The first phase of the project (which includes Tsim Sha Tsui, Jordan, Yau Ma Tei, Mong Kok, Prince Edward and Admiralty stations) was substantially completed at the end of 2002 and, in 2003, installation of platform screen doors was completed at 14 stations, including Sheung Wan, Central, Admiralty, Wan Chai, Tsim Sha Tsui, Jordan, Yau Ma Tei, Mong Kok, Prince Edward, Sham Shui Po platform 1, Shek Kip Mei, Cheung Sha Wan platform 1, Kowloon Tong and Choi Hung platforms 2 and 3. By December 31, 2004, platform screen doors had been installed at 56 out of the 74 platforms in the Company’s 22 stations and the project is expected to be completed in the first quarter of 2006. The Airport Express, Tung Chung and Tseung Kwan O Lines were constructed with platform screen doors at all stations.

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

The Company has been replacing the motor alternator sets on the Urban Line trains with static inverters. The static inverters provide improved reliability, are more energy efficient and reduce noise levels. The total cost of this program will be approximately HK$85 million and is expected to be completed in 2006.

West Rail Interface Works

In 2003, the Company and KCRC completed the joint construction of the combined MTR/KCR Nam Cheong station, which is designed to accommodate the expected interchange flows between the KCRC’s West Rail and the Tung Chung Line. In addition, the Company also completed the modification of the existing Mei Foo station to provide an exchange to the KCRC’s West Rail Mei Foo station to facilitate the interchange of passengers between KCRC’s West Rail and the Tsuen Wan Line. These West Rail Interface Works were completed within the budgeted cost to the Company of approximately HK$2 billion.

Transit Links and Pedestrianization

For some time, the Company has been working on the planning of above-ground light rail links. In June 2002, in response to the Government’s request, the Company submitted a conceptual proposal to the Government for an above-ground environmentally friendly transport system covering the South East Kowloon redevelopment of the former Kai Tak airport. The proposed system would run through this area, connecting to Ngau Tau Kok station on the Kwun Tong Line. In 2003, the Company undertook preliminary studies to determine the feasibility of introducing light rail links in the Kowloon Bay Industrial Area and the West Kowloon Cultural District. The Company held preliminary discussions with the Government and private developers as to the technical and financial feasibility of a light rail link in the Kowloon Bay Industrial Area. The Government is currently carrying out a public consultation with respect to the proposals for the West Kowloon Cultural District, which is currently expected to be completed by June 30, 2005.

Pedestrianization of streets adjacent to MTR entrances and underground or elevated links with their surrounding development are increasingly important features of the network. In this field, the Company works with private developers, the Urban Renewal Authority, the Housing Authority and other bodies responsible for urban development. In April 2004, a new pedestrian entrance was completed at Kowloon Tong station to provide access to the recently completed KCR station southern concourse. In addition, a further integrated entrance was completed in February 2005 at Mong Kok station as part of the Urban Renewal Authority redevelopment. Work was completed in September 2004 at the Tsim Sha Tsui station to form part of the subway network linking to the KCRC East Rail extension project. In January 2004, work commenced on a pedestrian link project between the Pacific Place complex and Admiralty station, a project that is currently expected to be completed in mid-2006. Pedestrian connections for Kwai Fong and Sheung Wan stations are currently expected to be completed by early 2006. License agreements have been signed for further pedestrian link projects for Lai Chi Kok and Prince Edward stations and further license agreements are currently under negotiation for Choi Hung and Tsim Sha Tsui stations.

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

West Island Line and South Island Line

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

On January 21, 2003, the Government decided that the Company should proceed with the planning on the first phase of the West Island Line and the South Island Line and that the North Island Link will be postponed until after 2016. The Company agrees with the Government’s decision, based on its current transport policy, to defer completion of the North Island Link, particularly in light of the reduced population growth forecast for Hong Kong and the already adequate capacity of our railway network for serving the northern part of Hong Kong Island and our cross-harbor customers.

The Company commenced a feasibility study of the West Island Line and South Island Line projects in mid-2003 and submitted a project proposal to the Government at the end of March 2004, which sought to achieve a better integration of the West Island Line and the South Island Line with the existing network. Pursuant to this project proposal, the Island Line was to be extended from Sheung Wan station to a new interchange station at Sai Ying Pun with the West Island Line which was to run via 5 intermediate stations (University, Kennedy Town, Cyberport, Wah Fu and Aberdeen) to another interchange station with the South Island Line at Wong Chuk Hang.

In February 2005, the Company submitted an alternative proposal to the Government, which would allow an implementation of the planned extensions in phases. In view of the fact that an extension of service to Kennedy Town has recently become an increased priority, the alternative proposal would first extend the Island Line by three stations, via Sai Ying Pun and University Station to Kennedy Town.

Furthermore, under the revised proposal, the South Island Line would be divided into two medium capacity lines. The South Island Line (West) would begin from an interchange with the Island Line at the new University station and would run via Cyberport, Wah Fu and Aberdeen to Wong Chuk Hang, where it would interchange with the South Island Line (East). The South Island Line (East) would run from Ap Lei Chau at South Horizons via Lei Tung, Wong Chuk Hang, Ocean Park and potentially Happy Valley to an interchange with the Island Line at Admiralty. The Company has suggested to the Government that development of the South Island Line (West) could be deferred until planning issues and tourism development proposals for the South of Hong Kong Island have been finalized.

The estimated costs, commercial feasibility and construction schedules for these proposed lines are currently under review by the Company.

Disneyland Resort Line

On July 24, 2002, the Company entered into a project agreement with the Government relating to the financing, design, construction, operation and maintenance of the Disneyland Resort Line. When completed, the Disneyland Resort Line will provide a rail-shuttle service between the Tung Chung Line at Sunny Bay and the new Hong Kong Disneyland theme park, which is scheduled to open in September 2005. The project involves approximately 2.17 new route miles and two new stations.

The Government has previously acknowledged that the Company will require an appropriate commercial rate of return on its investment in any new railway project, which the Government has previously recognized would ordinarily be between 1% and 3% above the estimated weighted average cost of capital of the Company, and that financial and other support from the Government may be required with respect to any new railway project. In order to provide assistance in respect of the Disneyland Resort Line project, the Government agreed to ensure that any claim for or entitlement to (as against the Company) such amount of dividends representing the Government’s beneficial entitlement to cash dividends in respect of the financial year ended December 31, 2002 and thereafter as is equivalent to the “funding gap” will be waived as against the Company. For this purpose, the “funding gap” means a net present value amount (as at the end of 2001) of HK$798 million, calculated using a discount rate of 11.25% (being the expected rate of return on the project), as more particularly defined in the Disneyland Resort Line Project Agreement. Together with the Government’s assistance, the rate of return on the Disneyland Resort Line project is expected to be approximately 11.25% per annum. The Government has satisfied its funding assistance by waiving HK$219 million, HK$675 million and HK$37 million of its entitlement to cash dividends declared and payable by the Company to the Government in 2002, 2003 and 2004, respectively.

The Company expects to complete work on the Disneyland Resort Line project within the original budget estimate of HK$2 billion. In addition, the Company expects to open the line for service in line with the opening of the Disneyland theme park, which is currently expected to occur in September 2005. Rather than purchase new rolling stock for the line, the Company pursued the more cost-effective route of converting existing trains. The Company had cumulative expenditures of HK$285 million as of December 31, 2002, HK$883 million as of December 31, 2003 and HK$1,409 million as of December 31, 2004 on this project, and had authorized outstanding commitments on contracts related to this project totaling HK$94 million as of December 31, 2004. After taking into account the waiver by the Government of HK$219 million, HK$675 million and HK$37 million of its entitlement to cash dividends declared and payable by the Company to the Government in 2002, 2003 and 2004, respectively, the net balance of the railway construction in progress relating to this project was HK$478 million as of December 31, 2004.

Tung Chung Cable Car

On November 19, 2003, the Company entered into a formal project agreement with the Government to develop, on a build, operate and transfer basis, a cable car system to link Tung Chung with Ngong Ping, site of the Po Lin Monastery and the statue of Buddha under a franchise granted by the Government for a period of 30 years commencing on December 24, 2003. The approximately 17 minute cable car ride will rise 1,300 feet above sea level and offer views over Tung Chung Valley, the Hong Kong International Airport and out to sea as far as the Macau Special Administrative Region. In November 2003, the Government also signed the entrustment agreements for related works at Ngong Ping that include a landscaped piazza and a public transport interchange, together with a private treaty grant for a period of 30 years for a theme village adjacent to the Ngong Ping terminal. The environmental permits for the cable car and the stream diversion were also granted in November 2003, and subsequently the contract for the building and civil engineering works was awarded. Construction work on the cable car began in February 2004 and work on the theme village commenced at the end of 2004.

The Tung Chung Cable Car project is budgeted to cost approximately HK$1 billion and is expected to commence operations in early 2006. In addition, the total costs of works ancillary to the Tung Chung Cable Car project to be performed by the Company on behalf of the Government under entrustment agreements are approximately HK$95 million and will be funded by the Government.

The Company had cumulative expenditures of HK$17 million as of December 31, 2002, HK$137 million as of December 31, 2003 and HK$444 million as of December 31, 2004 on this project, and had authorized outstanding commitments on contracts related to this project totaling HK$367 million as of December 31, 2004.

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

The Company believes that, based on internal studies, its competitive strengths include speed, reliability and comfort, but recognizes that these competitive advantages have been eroded in recent years with the general improvement in bus services, including wider use of air conditioning on buses, the opening of the Western Harbour Tunnel and its related highway routes, the expanding bus network and more direct road access to, and improved conditions in, urban areas. The number of bus routes competing with the MTR has increased significantly compared to the number of buses providing feeder services to the MTR. The number of buses deployed, the bus routes operated and the bus fares are regulated by the Commissioner for Transport, who also regulates the Company’s train services.

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

As a result of these competitive pressures, the Company has been considering a number of initiatives to enhance its competitive position, including:

•	Increasing the range of feeder services. In light of the importance of feeder buses to the patronage of the MTR, the Company is consistently engaged in discussions with the Government on new feeder services. The Company has also considered operating its own feeder routes but has concluded that it would not be economically viable to do so at present unless it could obtain a bus franchise, thereby enabling it to charge fares and to avoid paying fuel tax. The Company is in discussions with franchised bus companies, green public light bus operators and residential coach service providers with a view to enhancing the feeder service frequencies together with the introduction of inter-modal fare discounts and possible route rationalization.

•	Inter-modal fare discounts. Certain journeys may be completed using buses only or by combining a bus journey and a journey on the MTR. By combining a bus journey with a journey on the MTR, the aggregate fare would generally be higher than the fare that would be charged if the bus were to be used without the MTR. To address this and to compensate for the inconvenience of interchanging between a bus and the MTR, the Company is pursuing the possibility of offering discounted fares, or free feeder bus travel, to passengers who use both franchised buses, green public light buses or residential coach services and the MTR to complete a single journey. This could be achieved in conjunction with the Octopus card. In 2004, the Company provided 14 inter-modal fare discounts, comprising three feeder bus routes on Lantau Island, ten green public light bus routes and one cross-border bus route linking Hong Kong to the Mainland of China.

•	Promotional initiatives. Periodically, the Company also implements promotional initiatives with a view to stimulating additional patronage. The “ride 10 get 1 free” promotion, which was first offered in April 2000, was estimated to have generated an additional 1% in patronage. The same promotion was offered again in December 2001 and August 2002 for six-month periods, and was estimated to have also generated an additional 1% to 2% in patronage. The Company extended this fare concession scheme between February 2003 and October 3, 2004, at which point the scheme was slightly revised to offer a free ride after riding the MTR ten times from Monday to Friday and extended until July 15, 2005. In addition, a free MTR ride for journeys originating at Heng Fa Chuen station following a minimum HK$100 dining consumption at Paradise Mall is being offered. In addition to the “ride 10 get 1 free” promotion, the Company also offered the “ride 5 get cash coupons” on the MTR lines. The Company is currently also offering the “$2 holiday ride” promotions for children and the elderly on the MTR Lines, and free tickets for children, half fares for students and the elderly for selected periods, and discounts for passengers traveling in groups on the Airport Express Line.

•	Fare Savers. The Company is currently offering a HK$2 discount on fares to adult Octopus passengers who swipe their Octopus on the fare savers, which are located within walking distance of stations, and subsequently use the MTR at the designated entry station. This incentive led to increased patronage from customers who might not otherwise have walked to take the MTR.

•	Other long-term initiatives. The Company is examining alternative feeder arrangements, such as above-ground light rail transit links, escalator and travelator links and footbridge networks in order to enhance accessibility to particular MTR stations and improve passenger accessibility at certain stations. In April 2004, a new pedestrian entrance was completed at Kowloon Tong station to provide access to the recently completed KCRC station southern concourse. In addition, a further integrated entrance was completed in February 2005 at Mong Kok station as part of the Urban Renewal Authority redevelopment. Work was completed in September 2004 at the Tsim Sha Tsui station to form part of the subway network linking to the KCRC East Rail extension project. In January 2004, work commenced on a pedestrian link project between the Pacific Place complex and Admiralty station, which is currently expected to be completed in mid-2006. Pedestrian connections for Kwai Fong and Sheung Wan stations are currently expected to be completed by early 2006. License agreements have been signed for further pedestrian link projects at Lai Chi Kok and Prince Edward stations and further license agreements are currently under negotiation for Choi Hung and Tsim Sha Tsui stations.

In its Railway Development Strategy 2000 report, the Government confirmed that railways are essential to Hong Kong’s continued economic, social and land development and will be given priority in the Government’s plans for infrastructure development. Within this framework, the Government also recognized that franchised buses would continue to play an essential role in the public transport system in Hong Kong. As a result, the Company does not expect the Government to take any particular, direct measures which, in the short term, would have the effect of reducing or containing patronage on franchised buses or public light buses for the purpose of increasing the Company’s patronage. Nonetheless, the Government’s planning of the provision of passenger transport services to new development areas, including Tseung Kwan O, will reflect its stated preference for railways to be the backbone of the passenger transport system. As expected, patronage on the MTR has increased following the commencement of operations on the Tseung Kwan O Line. The completion of the West Rail project by KCRC in December 2003 and future new extensions such as the KCR line to Ma On Shan resulted in additional patronage on the MTR, while the opening of the KCRC East Tsim Sha Tsui station in October 2004 resulted in a slight decrease in patronage on the MTR.

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

Performance Requirements and Customer Service Pledges

Under the Operating Agreement, the Company is required to meet certain performance thresholds regarding its railway-related services. These performance requirements cover: (1) train service delivery (which is a measure of the actual train trips run by the Company against the train trips scheduled to be run by the Company); (2) passenger journeys on time (which is a measure of passenger journeys which are delayed by at least five minutes); (3) train punctuality; (4) add value machine reliability; (5) ticket issuing machine reliability; (6) ticket gate reliability; (7) escalator reliability; and (8) passenger lift reliability. In addition, the Company is required to establish customer service pledges relating to each of the categories covered by the performance requirements as well as train reliability, ticket reliability, temperature and ventilation levels, railway cleanliness and passenger enquiry response time within seven working days. Unlike the performance requirements, the customer service pledges are voluntary targets established by the Company and are not contractual obligations relating to performance. For the year 2004, all performance requirements were met and all the Company’s customer service pledges were either met or exceeded.

New Regulations

Under the Operating Agreement, the Government must consult the Company and take into account all reasonable representations made by the Company before the Secretary for the Environment, Transport and Works of the Hong Kong SAR introduces new regulations under the MTR Ordinance.

The Operating Agreement is subject to review every five years or at such other times as the parties may agree. The Operating Agreement may only be modified with the written consent of both parties. The parties are currently in discussions as to the timing for the first review of the Operating Agreement.

As this section is a summary, it does not describe every aspect of the Operating Agreement. This summary is subject to and qualified in its entirety by reference to all provisions of the Operating Agreement.

Organizational Structure

The Company is incorporated in Hong Kong with limited liability under the Companies Ordinance of the laws of Hong Kong. Set forth below are details of the Company’s subsidiaries as of May 31, 2005.

Name of Subsidiaries	Issued and Paid Up Ordinary / Registered Share Capital	The Group’s Effective Ownership Interest	Ownership Interest held by the Company	Ownership Interest held by Subsidiary	Proportion of Voting Power Held	Place of Incorporation / Operation	Principal Activities
Fasttrack Insurance Ltd.	HK$77,500,000	100%	100%	—	100%	Bermuda	Insurance underwriting
MTR Corporation (C.I.) Limited	US$1,000	100%	100%	—	100%	Cayman Islands / Hong Kong	Finance
MTR Finance Lease (001) Limited	US$1	100%	100%	—	100%	Cayman Islands / Hong Kong	Finance
MTR Engineering Services Limited	HK$1,000	100%	100%	—	100%	Hong Kong	Engineering services
MTR Property Agency Co. Limited	HK$2	100%	100%	—	100%	Hong Kong	Property agency
MTR Travel Limited	HK$2,500,000	100%	100%	—	100%	Hong Kong	Travel services
Octopus Cards Limited	HK$42,000,000	57.4%	57.4%	—	49%(1)	Hong Kong	Development and operation of smart card system
MTR China Consultancy Company Limited(2)	HK$1,000	100%	100%	—	100%	Hong Kong	Railway consultancy services
MTR Consulting (Shenzhen) Co. Ltd. (Incorporated)	HK$1,000,000	100%	100%	—	100%	The People’s Republic of China	Railway consultancy services
MTR Consultancy (Beijing) Co. Ltd. (Incorporated)	HK$1,000,000	100%	100%	—	100%	The People’s Republic of China	Railway consultancy services
MTR Corporation (Singapore) Pte. Ltd.(3)	S$50,000	100%	100%	—	100%	Singapore	Railway consultancy services
MTR (Shanghai Project Management) Limited	HK$1,000	100%	100%	—	100%	Hong Kong	Railway consultancy services
Shanghai Hong Kong Metro Construction Management Co. Ltd. (Incorporated)	HK$15,000,000	60%	—	60%	60%	The People’s Republic of China	Railway construction management
Candiman Limited	US$1	100%	100%	—	100%	British Virgin Islands	Investment holding
MTR Corporation (Shenzhen) Limited (Incorporated) (4)	HK$250,000,000	100%	—	100%	100%	The People’s Republic of China	Conduct early-stage preparatory work for Shenzhen Metro Line 4 project
MTR China Property Limited	HK$1,000	100%	100%	—	100%	Hong Kong	Property management
Beijing Premier Property Management Co. Ltd. (Incorporated)	US$150,000	60%	—	60%	60%	The People’s Republic of China	Property management
Chongqing Premier Property Management Co. Ltd. (Incorporated)	US$150,000	70%	—	70%	70%	The People’s Republic of China	Property management
Shenzhen Donghai Anbo Property Management Co. Ltd. (Incorporated)	RMB3,000,000	51%	—	51%	51%	The People’s Republic of China	Property management
MTR (Beijing) Property Services Co. Limited (Incorporated)	RMB3,000,000	100%	100%	—	100%	The People’s Republic of China	Property management
MTR Telecommunication Company Limited	HK$100,000,000	100%	100%	—	100%	Hong Kong	Radio communication services
TraxComm Limited	HK$15,000,000	100%	100%	—	100%	Hong Kong	Fixed telecommunication network services

Name of Subsidiaries	Issued and Paid Up Ordinary / Registered Share Capital	The Group’s Effective Ownership Interest	Ownership Interest held by the Company	Ownership Interest held by Subsidiary	Proportion of Voting Power Held	Place of Incorporation / Operation	Principal Activities
Rail Sourcing Solutions (International) Limited	HK$2	100%	100%	—	100%	Hong Kong	Global railway supply and sourcing services
MTR Corporation (UK) Limited	GBP29	100%	100%	—	100%	United Kingdom	Investment holding
MTR Corporation (IKF) Limited	GBP29	100%	—	100%	100%	United Kingdom	Investment holding
MTR Corporation (No.2) Limited	GBP1	100%	—	100%	100%	United Kingdom	Investment holding
MTR Beijing Line 4 Investment Company Limited	HK$1	100%	100%	—	100%	Hong Kong	Investment holding
Hong Kong Cable Car Limited	HK$1,000	100%	100%	—	100%	Hong Kong	Dormant
Lantau Cable Car Limited	HK$1,000	100%	100%	—	100%	Hong Kong	Dormant
MTR (Estates Management) Limited	HK$1,000	100%	100%	—	100%	Hong Kong	Dormant
MTR (Shanghai Metro Management) Limited	HK$1,000	100%	100%	—	100%	Hong Kong	Dormant

(1)	Although the Company holds 57.4% of the issued shares of Octopus Cards Limited, the Company’s voting rights at board meetings of Octopus Cards Limited are limited to 49%. See Note 18 of Notes to the Financial Statements.
(2)	Formerly MTR (Shanghai Consultancy) Company Limited.
(3)	MTR Corporation (Singapore) Pte. Ltd. has been dormant since January 2005 and is currently in the process of dissolution.
(4)	Effective from June 8, 2005, the registered share capital of MTR Corporation (Shenzhen) Limited was increased to HK$250 million, of which HK$100 million has been paid up and the remaining registered share capital is to be paid up by January 2006 in three equal installments. Upon approval by the National Development and Reform Commission of the PRC of the concession agreement relating to Line 4 of the Shenzhen metro system, the registered share capital of MTR Corporation (Shenzhen) Limited will be further increased to the then-equivalent Hong Kong Dollar amount of approximately Renminbi 2.4 billion. See Item 4, “Information on the Company – History and Development of the Company – Recent Developments” for further details relating to this project.

On February 24, 2004, the Government announced its invitation to the Company and KCRC to commence discussions on a possible merger between the Company and KCRC. On September 16, 2004, the Company and KCRC, in response to the invitation, timely submitted a joint merger report (the “Joint Merger Report”) to the Government regarding a possible merger of the Company and KCRC. The Joint Merger Report resulted from discussions between the Company and KCRC conducted on the basis of the five parameters that the Government laid down at the beginning of the process in February 2004 as the framework for discussions between the Company and KCRC. The five parameters set by the Government were (i) the adoption of a more objective and transparent fare adjustment mechanism, (ii) the abolition of the second boarding charge and review of the fare structure with the objective of reducing fares, (iii) the early resolution of interchange arrangements for rail projects under planning, notably the Shatin - Central Link, (iv) ensuring job security for frontline staff of both the Company and KCRC at the time of the merger, and (v) the provision of seamless interchange arrangements in the long run. As requested by the Government, the Joint Merger Report also includes a preliminary study on the Hong Kong section of the Express Rail Link. The Company is also discussing with the Government the terms of the possible merger and this process is expected to continue. There is no assurance that the Joint Merger Report or any further discussions between the Company, KCRC and the Government will result in a merger. The Company believes that if the merger is implemented on acceptable terms, it would be beneficial to all stakeholders as it would provide an integrated regional and urban rail network for the people of Hong Kong with greater efficiency, increased convenience and enhanced connectivity as well as provide room for fare adjustments.

Property, Plant and Equipment

Property and Fixed Assets

Prior to 1993, most of the land on which the Company’s railway operations were situated was not subject to a formal lease, but was provided by the Government, subject to two running line leases, with an acknowledgment of the Company’s right to use such property and that the Government had no right to terminate such use. In 1993 and 1997, the Government granted the Company a formal lease of the land on which its railway stations, depots, other civil works, plant and other equipment are situated for the period up to June 30, 2047. In 2000, these leases were extended to June 29, 2050. Moreover, on August 14, 2003, the Government further granted the Company a formal lease of the land on which the Tseung Kwan O Line is situated for a period up to June 29, 2050. In addition, the Company has the right to use certain other properties under private treaty grants and short-term leases, which it expects to be able to extend to 2050 under the terms of the Joint Declaration. The Company also has the right to operate the railway part of the Eastern Harbour Crossing until 2008 in return for payment by the Company to the Eastern Harbour Crossing Company Limited of an aggregate of HK$2,600 million, payable in fixed semi-annual installments of varying amounts through 2007. Pursuant to a letter dated July 14, 2000 from the Secretary for Planning and Lands (now known as the Secretary for Housing, Planning and Lands) to the Company, the Government has agreed that the land supporting the railway element of the Eastern Harbour Crossing will be leased to the Company thereafter at a nominal premium. In addition, the Company and the Secretary for the Treasury (now known as the Secretary for Financial Services and the Treasury) for and on behalf of the Government entered into an agreement on June 30, 2000, in respect of the vesting in the Company of certain assets comprised in the Eastern Harbour Crossing by the Government in 2008 for nominal consideration. Under this agreement, the Company agreed to indemnify the Government for certain amounts which are expected to be nominal.

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

Further demonstrating the Company’s commitment to responsible environment management, the Company received the ISO 14001 certification in January 2003 and has maintained that certification since. The ISO 14001 environmental standard is part of a comprehensive series of standards for environmental management published by the International Organization for Standardization, and covers environmental management, including efforts undertaken by companies to minimize harmful effects on the environment caused by their activities.

At many levels within the Company, programs to reduce energy consumption and to reuse and recycle resources are in effect under the Company’s internal environmental management systems policy based on the ISO 14000 standard. In addition, the Company continues to focus on the management and monitoring of noise and wastewater, with specific goals and targets detailed in an annual corporate sustainability report.

Each year, the Company looks for ways to reduce the energy costs. The Company’s total energy consumption measured in megawatt hours increased marginally in 2004 from 2003, primarily due to service enhancements, the opening of the Nam Cheong station in December 2003 and the leap year effect in 2004.

The Company has also continued to focus on noise reduction during the construction and operation of its railways. Highlights of the Company’s noise reduction program include the removal of all redundant track joints by the end of 2003. In 2004, the Company remained in compliance with applicable noise control regulations in Hong Kong.

In 2002, eight additional new water treatment plants and pipeline diversions were completed under the Company’s water drainage and effluent treatment program to reduce the impact on the water quality in Hong Kong. In 2003, all the water drainage diversion and new water treatment plant installations were completed. In 2004, the Company remained in compliance with applicable water control regulations in Hong Kong.

In addition to infrastructure improvement, the Company continued to promote recycling throughout its operations. In 2004, 1,231 tons of scrap metal, 323 tons of waste paper and 100% of recycleable spent oil were recycled, the latter resulting in a recovery of 18,654 liters of oil.

To protect the ozone layer, the Company has replaced 8 chillers of its air conditioning systems in stations using chlorofluorocarbon (“CFC”) refrigerants in 2004 with new chillers using non-CFC refrigerant.

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

The Company’s results of operations are generally affected by, among other factors, patronage, fare levels, competition, the state of the Hong Kong economy, consumer preferences among transportation modes and frequency of travel and demographic trends. Moreover, the Airport Express Line’s contribution to fare revenue is principally driven by tourist arrivals and departures. In 2000 and 2001, passenger patronage decreased primarily as a result of deteriorating economic conditions in Hong Kong, competition from other modes of transportation and population migration from urban areas to the New Territories, which are not served by the MTR. Despite the decline in passenger patronage, total fare revenue in 2001 increased as compared to 2000. This was primarily a result of the average fare for passengers on the Airport Express Line increasing from HK$53.1 to HK$62.5 after removal of the 10% fare discount in July 2001, as well as an increase in the average MTR Lines fare from HK$6.73 in 2000 to HK$6.81 in 2001 due to the full year effect of the additional HK$0.10 collected by the Company per journey by each passenger using an Octopus card. In 2002, despite a decrease in patronage on the Airport Express Line, the Company’s overall patronage increased by 2.5% to 786 million passengers. This increase was primarily due to the opening of the Tseung Kwan O Line. The continued decrease in patronage on the Airport Express Line was primarily due to the elimination of the 10% fare discount in July 2001. In addition, overall air passenger traffic continued to be affected by the weak economic environment. Despite the increase in patronage, fare revenue for the MTR Lines increased only marginally in 2002 as compared to 2001, primarily due to promotional offers, while fare revenue for the Airport Express Line declined by 2.0% to HK$553 million as a result of a decline in passenger patronage.

In 2003, the Company’s overall patronage decreased by 1.1% to 777 million passengers, primarily due to the outbreak of SARS in early 2003. The SARS outbreak severely decreased economic activity and adversely affected economic growth in Hong Kong by, among other things, disrupting consumer spending and adversely affecting tourist arrivals. In particular, patronage on the MTR Lines during the SARS outbreak was lower despite the additional patronage attributable to the Tseung Kwan O Line and patronage on the Airport Express Line during the SARS outbreak was significantly lower compared to the corresponding period in 2002. In the second half of 2003, patronage on the MTR Lines recovered substantially to the level prior to the SARS outbreak. Patronage on the Airport Express Line, however, continued to be adversely affected by the reduced air passenger traffic resulting from the weak economic environment. In addition, the average fare for passengers on the MTR Lines decreased by 1.2% to HK$6.57 in 2003 from HK$6.65 in 2002, and the average fare for passengers on the Airport Express Line decreased by 5.1% to HK$62.07 in 2003 from HK$65.43 in 2002. The decrease in average fares on the MTR Lines was primarily due to fare promotions and concessions. The decrease in average fares on the Airport Express Line was primarily due to a higher proportional usage of the Airport Express Line by airport workers who benefit from fare concessions following a significant decrease in tourist arrivals as a result of the SARS outbreak. As a result, fare revenue for the MTR Lines decreased by 2% to HK$5,064 million in 2003 from HK$5,167 million in 2002, while fare revenue for the Airport Express Line decreased by 23% to HK$425 million from HK$553 million in 2002.

In 2004, the Company’s overall patronage increased by 8.3% to 842 million passengers, primarily due to a continued recovery from the effects of the SARS outbreak in early 2003 and the continued recovery of the economy in 2004, with patronage on both the MTR Lines and the Airport Express Line rising steadily throughout 2004. In addition, patronage on the MTR Lines increased due to the opening of the West Rail interchange and an increase in tourism from the Mainland of China. Average MTR Lines weekday patronage in 2004 was 2.40 million, which was an increase of 7.3% from 2003. Average Airport Express Line daily patronage in 2004 was approximately 22,000, which was an increase of 16.6% from 2003. The average fare per passenger on the MTR Lines decreased by 1.1% to HK$6.50 in 2004 from HK$6.57 in 2003, while the average fare for passengers on the Airport Express Line increased by 3.5% to HK$64.25 in 2004 from HK$62.07 in 2003. The decrease in average fares on the MTR Lines was primarily due to fare promotions and concessions. The increase in the average fares on the Airport Express Line was primarily due to an increase in tourist arrivals following the continued economic recovery from the effects of the SARS outbreak. As a result, fare revenue for the MTR Lines increased by 7.0% to HK$5,417 million in 2004 from HK$5,064 million in 2003 and fare revenue for the Airport Express Line increased by 21.2% to HK$515 million in 2004 from HK$425 million in 2003.

The Company aims to increase fare revenue by using differential pricing by passenger type and journey duration. The Company also supplements its fare revenue with other sources of revenue, such as advertising and kiosk rentals in MTR stations, property development and property ownership and management, consultancy services, as well as fees from telecommunications coverage in the railway system and consulting services. The Company controls costs through the adoption of measures designed to, among other things, increase employee productivity and improve asset efficiency.

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

Between 2000 and 2002, the total number of passengers carried on MTR Lines increased by approximately 1.3% to 777 million from 767 million, primarily due to the opening of the Tseung Kwan O Line in 2002, and decreased by approximately 1% to 770 million in 2003 compared to 2002, primarily due to the negative effects of the SARS outbreak in early 2003. In 2004, the total number of passengers carried on the MTR Lines increased by approximately 8.3% to 834 million compared to 2003, primarily due to improvements in the Hong Kong economy in 2004 and increased patronage after the opening of the Tseung Kwan O Line in 2002 despite increased competition from bus operators. The total number of passengers on the Airport Express Line decreased from 10.0 million in 2000 to 6.8 million in 2003, primarily as a result of the decrease in airport traffic that resulted from the SARS outbreak in early 2003 and the weak economic environment. In 2004, the total number of passengers on the Airport Express Line increased from 6.8 million in 2003 to 8.0 million, primarily as a result of an increase in airport passenger arrivals due to the continued recovery from the effects of the SARS outbreak in early 2003 and the continued recovery of the economy.

Operating profit from railway and related operations before depreciation decreased from HK$4,014 million in 2002 to HK$3,747 million in 2003. This decrease was primarily due to: (i) lower fare revenue, (ii) an increase in expenses relating to the first full year of operations of the Tseung Kwan O Line, (iii) an increase in consultancy service expenses included in station commercial and other businesses and (iv) an increase in other expenses, which was partially offset by lower write-off for project study and deferred expenditure as compared to 2002, as well as lower operational rent and rates. As a result, the Company’s operating margin from railway and related operations (operating profit from railway and related operations before depreciation divided by revenue) decreased to 49.3% in 2003 from 52.2% in 2002. Operating profit from railway and related operations before depreciation increased from HK$3,747 million in 2003 to HK$4,546 million in 2004. This increase was primarily due to: (i) an increase in fare revenue, (ii) an increase in station commercial and other revenue, (iii) an increase in rental and management income, (iv) a decrease in other expenses due to a write-back of a deficit on revaluation of self-occupied office land and buildings and (v) a decrease in staff costs and related expenses, which was partially offset by an increase in project study and business development expenses, as well as an increase in repairs and maintenance and operational rent and rates. As a result, the Company’s operating margin from railway and related operations (operating profit from railway and related operations before depreciation divided by revenue) increased to 54.4% in 2004 from 49.3% in 2003.

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

The Company’s principal railway operating costs are depreciation costs, staff costs and related expenses, energy and utilities costs and repairs and maintenance costs, which accounted for approximately 45%, 29%, 10% and 10%, respectively, of total railway operating expenses in 2004. In addition, the Company’s rapidly expanding consultancy service activities have resulted in significant expenses relating to station commercial and other businesses, which totaled HK$315 million and accounted for approximately 5% of total operating expenses from railway and related operations in 2004. The Company’s staff costs are influenced by inflation, labor productivity, the relative supply and demand for labor in Hong Kong and other factors. Energy costs are influenced by car miles operated, asset efficiency, market prices for coal, electricity tariffs and other factors.

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

	Year Ended December 31,
	2002(1)			2003(2)			2004(2)			2004(2)
				(in millions, except percentages)
Operating profit from railway and related operations before depreciation(3)
Railway(4)	HK$	2,400	59.8%	HK$	2,191	58.5%	HK$	2,649	58.3%	US$	341
Station commercial and other revenue		794	19.8%		766	20.4%		996	21.9%		128
Rental and management income		820	20.4%		790	21.1%		901	19.8%		116

	HK$	4,014	100.0%	HK$	3,747	100.0%	HK$	4,546	100.0%	US$	585

Operating profit/(loss) after depreciation and before interest and finance charges(5)
Railway(4)	HK$	37	0.7%	HK$	(98)	(1.5)%	HK$	258	3.9%	US$	33
Station commercial and other revenue		688	13.0%		657	9.8%		879	13.3%		113
Rental and management income		819	15.4%		786	11.7%		897	13.6%		116
Property development		3,755	70.9%		5,369	80.0%		4,568	69.2%		588

	HK$	5,299	100.0%	HK$	6,714	100.0%	HK$	6,602	100.0%	US$	850

(1)	Includes operating profit and depreciation from the Tseung Kwan O Line since August 18, 2002.
(2)	Includes full year operating profit and depreciation from the Tseung Kwan O Line.
(3)	Depreciation was, HK$2,470 million in 2002, HK$2,402 million in 2003 and HK$2,512 million in 2004.
(4)	Includes unallocated corporate expenses.
(5)	Interest and finance charges were HK$1,125 million in 2002, HK$1,539 million in 2003 and HK$1,450 million in 2004.

On April 13, 2005, pre-sales of units at The Arch, a property developed under a development agreement between the Company and Tamworth Development Limited, a wholly-owned subsidiary of Sun Hung Kai Properties Limited, commenced. The pre-sales have been progressing ahead of the original schedule and the Company currently expects that the occupation permit for The Arch will be issued in the second half of 2005. In line with its accounting policy to recognize its share of proceeds from the sale of property developments upon issuance of occupation permits provided that the amounts of revenue and costs can be measured reliably, the Company currently expects that it may be able to recognize profits from the sale of units at The Arch in 2005 and not only in 2006 as originally expected.

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

Estimated Useful Life and Depreciation of Property, Plant and Equipment

The Company estimates the useful lives of the various categories of property, plant and equipment on the basis of their design lives, the planned asset maintenance program and actual usage experience. Depreciation is calculated using the straight-line basis at rates sufficient to write off their cost or valuation over their estimated useful lives. The estimated useful lives are reviewed regularly in the light of actual asset condition, usage experience and the current asset replacement program. The depreciation charge for current and future periods is adjusted if there are significant changes from previous estimates. In 2003, a comprehensive review of the Company’s asset useful lives was conducted based on the above criteria. The review resulted in changes in the estimated useful lives of certain categories of assets with an overall reduction in annual depreciation expenses of HK$232 million.

Impairment of Long-lived Assets

The Company reviews its long-lived assets, including property, plant and equipment, construction and development in progress, and investments for impairment at each balance sheet date to identify indications that the carrying amount of the assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the recoverable amounts of the assets. In analyzing potential impairment, the Company uses projections of future cash flows from the assets. These projections are based on the management’s view of the assignment of a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Of all the Company’s impairment assessments conducted in past years, none of the assets reviewed had any indication for potential reduction in their recoverable amounts and hence no impairment provision has been provided so far.

Properties Held for Sale

When the Company receives properties as profit distribution from a development project and holds them for sale, those properties are stated in the balance sheet at the lower of cost, which is deemed to be their net realizable value upon receipt, or their net realizable value at the balance sheet date. Net realizable value represents the estimated selling price less costs to be incurred in selling the properties. It is the Company’s policy to conduct an annual assessment on the estimated selling prices of its properties held for sale by an external property valuer, while internal assessments are carried out by professionally qualified persons in the interim periods. However, depending on actual market conditions, the actual net realizable value may differ materially from the amounts stated in the balance sheet.

Project Provisions

The Company establishes project provisions for the settlement of estimated claims that may arise under various contracts due to time delays, additional costs or other unforeseen contingencies common to major construction projects. The Company capitalizes the project provisions as part of the assets upon completion of the project. The claims provisions are estimated based on an assessment of the Company’s liabilities under each contract. The actual settlement, however, may differ materially from the claims provision. The Company has been adopting a prudent approach in the assessment of claim provisions for its major capital projects. This is supported by the adequate but not excessive coverage of project provisions compared to actual claim settlements for all major construction projects in recent years, including the Airport Railway, Tseung Kwan O Extension, Quarry Bay Congestion Relief Works and other operational improvement works. For the three-year period ended December 31, 2004, the Company has not had any significant adjustments to project provisions.

Pensions Costs

The determination of the Company’s obligation and expense for the defined benefit element of the Company’s retirement scheme is dependent on certain assumptions and factors. These include assumptions about the discount rate, rate of future compensation increases, long-term expected return on plan assets and the actuarial valuation methodology adopted. See Note 38 of Notes to the Financial Statements. In determining these assumptions, management judgments and estimates are involved. When considering the expected investment return, it is necessary to look not only at returns on the existing assets, but also at the future returns expected on existing assets and contributions paid in the future. As to the level of salary increase, the assumption made relates to the total rate of salary escalation inclusive of the average expected increase, scale increments and promotions over the next ten to fifteen years. In addition, the Company’s actuarial consultants also use factors to estimate items such as expected rates of mortality, turnover and retirement age. However, the assumptions and factors used by the Company may differ materially from actual results due to changing market and economic conditions, earlier or later retirement ages or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension obligation or expense recorded by the Company.

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

Revenue Recognition on Property Development

Property development profits arising from upfront payments and distributions-in-kind are recognized during construction of the property on a percentage-of-completion basis under US GAAP. See Note 47A of Notes to the Financial Statements. Under these circumstances, determination of the percentage of work completed for profit recognition purposes requires management’s evaluation of the estimated total project costs to completion, fair value of the distributions-in-kind, and the exercise of judgment in respect of work completed as of each balance sheet date.

Operating Results

The financial statements included in this Annual Report on Form 20-F for the years ended December 31, 2002, 2003 and 2004 and as of December 31, 2003 and 2004 include the results of the Company and its subsidiaries (the “Group”).

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue increased by 10.0% to HK$8,351 million (US$1,074 million) in 2004 from HK$7,594 million in 2003. This increase was primarily due to an increase in fare revenue on both the MTR Lines and Airport Express Line, as well as an increase in station commercial and other revenue and rental and management income.

Total fare revenue increased by 8.1% to HK$5,932 million (US$763 million) in 2004 from HK$5,489 million in 2003. In particular, fare revenue for the MTR Lines increased by 7.0% to HK$5,417 million in 2004 from HK$5,064 million in 2003, while fare revenue for the Airport Express Line increased by 21.2% to HK$515 million from HK$425 million in 2003. These increases were principally due to an increase in patronage on both the MTR Lines, including in particular an increase in tourist arrivals from the Mainland of China, and the Airport Express Line primarily resulting from the continued economic recovery from the effects of the SARS outbreak. However, as a result of fare promotions and concessions on the MTR Lines, the average fare decreased to HK$6.50 in 2004 from HK$6.57 in 2003. The increase in fare revenue from the Airport Express Line was primarily due to the increase in patronage. In addition, the average fare increased to HK$64.25 in 2004 from HK$62.07 in 2003, primarily due to the rebound in tourist arrivals following the continued economic recovery from the effects of the SARS outbreak.

Station commercial and other revenue (which includes advertising, kiosk rental, telecommunication, consultancy and other income) increased by 17.4% to HK$1,311 million (US$169 million) in 2004 from HK$1,117 million in 2003. This increase was mainly due to an increase in advertising income, telecommunications income, and consultancy income, as well as increases in rental income from additional kiosks as a result of station renovations.

Rental and management income increased by 12.1% to HK$1,108 million (US$142 million) in 2004 from HK$988 million in 2003. This increase was primarily due to an increase in rental income related to the full-year operation of Two International Finance Centre, increased rental income from several other properties resulting from higher rental renewal rates and the discontinuance of rental concessions that the Company had granted to certain tenants to mitigate the adverse effects of the SARS outbreak in early 2003, as well as revenue from property management resulting from an expansion of the managed portfolio.

Total operating expenses decreased by 1.1% to HK$3,805 million (US$489 million) in 2004, from HK$3,847 million in 2003. This decrease was primarily due to a reduction in operating expenses including a HK$69 million write-back of a revaluation deficit of self-occupied properties, a reduction in staff costs and related expenses to HK$1,542 million in 2004 from HK$1,643 million in 2003 resulting from continued cost control measures and reductions in pension expenses, as well as decreases in expenses related to station commercial and other businesses, including consultancy service expenses. This was partially offset by increases in certain project study expenses relating to the Tseung Kwan O Line extension project and South Island Line and West Island Line extension projects, increases in new business development expenses relating to studies on potential investment projects in the Mainland of China and Europe, increases in operational rents and rates due to a refund of operational rates in 2003, and higher maintenance costs resulting from the expiration of warranty periods in respect of most of the assets of the Tseung Kwan O Line.

As a result of the foregoing, operating profit from railway and related operations before depreciation increased by 21.3% to HK$4,546 million (US$585 million) in 2004 from HK$3,747 million in 2003. The operating margin from railway and related operations (operating profit from railway and related operations before depreciation divided by revenue) increased to 54.4% in 2004 from 49.3% in 2003.

The Group recognized property development profits of HK$4,568 million (US$588 million) in 2004 compared to HK$5,369 million in 2003. These profits were primarily attributable to profits recognized from deferred income and sharing of profits and assets in kind in respect of certain Airport Railway developments, including the recognition of a net profit of HK$1,008 million in respect of a retail shell structure at Kowloon station, as well as the Group’s share of surplus from development in line with the construction and sales progress on property developments along the Airport Railway and the Tseung Kwan O Extension. As a general matter, construction and sales progress for property developments may be affected by, among other factors, the prevailing conditions in the Hong Kong property market and the timing and schedule for completion of property development projects.

As a result of the foregoing, total operating profit before depreciation decreased marginally by less than 0.1% to HK$9,114 million (US$1,173 million) in 2004 from HK$9,116 million in 2003.

Depreciation increased by 4.6% to HK$2,512 million (US$323 million) in 2004 from HK$2,402 million in 2003. This increase was primarily due to the commissioning of the interchange station at Nam Cheong and the pedestrian link at Mei Foo station in December 2003, as well as depreciation on new railway assets including platform screen doors and station improvement works.

As a result of the foregoing, total operating profit after depreciation and before interest and finance charges decreased by 1.7% to HK$6,602 million (US$850 million) in 2004 compared to HK$6,714 million in 2003.

Interest and finance charges (net of interest income) decreased by 5.8% to HK$1,450 million (US$187 million) in 2004 from HK$1,539 million in 2003. This decrease was primarily due to lower interest rates in 2004, which reduced the average cost of borrowing, as well as lower levels of borrowing. The average interest rate paid on borrowing decreased to 4.7% in 2004 from 5.1% in 2003.

The Group’s share of Octopus Cards Limited’s pre-tax earnings increased by 91.3% to HK$44 million (US$6 million) in 2004 from HK$23 million in 2003. This increase was primarily due to an increase in transaction fee revenue resulting from an increase in transaction volume due to new Octopus applications and an increase of the individual transaction fees due to a change in the calculation method of individual transaction fees.

As a result of the foregoing, total operating profit before taxation decreased marginally to HK$5,196 million (US$669 million) in 2004 from HK$5,198 million in 2003.

The Company recognized HK$700 million (US$90 million) of income tax in 2004, compared to HK$748 million in 2003. Income tax was lower in 2004, mainly due to the prior year effect of a deferred tax adjustment of HK$300 million upon an increase in the profits tax rate in 2003, which was partially off-set by higher deferred tax expense on taxable property development profits in 2004. See Note 9 of the Notes to the Financial Statements.

No provision for current Hong Kong profits tax has been made, as the Company and its subsidiaries either had substantial accumulated tax losses brought forward which are available for set off against current year’s assessable profits or have sustained tax losses as of year end. As of December 31, 2004, the Company had substantial accumulated tax losses carried forward totaling approximately HK$24 billion (US$3 billion) available for set-off against future assessable profits.

As a result of the foregoing, the Group had a profit attributable to shareholders of HK$4,496 million (US$579 million) in 2004, compared to HK$4,450 million in 2003.

The Company paid an interim dividend of HK$750 million (US$97 million), or HK$0.14 per share, on October 28, 2004. A final dividend for 2004 of HK$1,509 million (US$194 million), or HK$0.28 per share, was approved by the Company’s shareholders at the annual general meeting on June 2, 2005. Both the interim dividend and the final dividend include a scrip alternative for shareholders with Hong Kong addresses, which allows such shareholders to receive all or a portion of their dividend in shares as opposed to cash. In order to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash, the Government elected to receive a portion of its entitlement in scrip form. Furthermore, pursuant to the financing arrangement under the Disneyland Resort Line Project Agreement, the Government waived a total of HK$37 million cash dividends declared and payable by the Company to the Government in respect of 2004. See Item 4, “Information on the Company — History and Development of the Company — Capital Expenditures and Divestitures — Disneyland Resort Line”.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenue decreased by 1.2% to HK$7,594 million in 2003 from HK$7,686 million in 2002. This decrease was primarily due to a decrease in fare revenue on both the MTR Lines and Airport Express Line, which was partially offset by an increase in station commercial and other revenue.

Total fare revenue decreased by 4.0% to HK$5,489 million in 2003 from HK$5,720 million in 2002. In particular, fare revenue for the MTR Lines decreased by 2.0% to HK$5,064 million in 2003 from HK$5,167 million in 2002, while fare revenue for the Airport Express Line decreased by 23.1% to HK$425 million from HK$553 million in 2002. These decreases were principally due to the adverse effect of the SARS outbreak on patronage on both the MTR Lines and the Airport Express Line in the first half of 2003. As a result, patronage on the MTR Lines decreased by 0.9% to 770 million passengers in 2003 from 777 million passengers in 2002, while patronage on the Airport Express Line decreased by 19.0% to 6.8 million passengers in 2003 from 8.5 million passengers in 2002. The decrease in fare revenue was also due to fare promotions and concessions on the MTR Lines, which resulted in the average fare on the MTR Lines decreasing to HK$6.57 in 2003 from HK$6.65 in 2002. In addition, the average fare on the Airport Express Line declined to HK$62.07 in 2003 from HK$65.43 in 2002, primarily due to a higher proportional usage of the Airport Express Line by airport workers who benefit from fare concessions and a significant decrease in tourist arrivals as a result of the SARS outbreak.

Station commercial and other revenue (which includes advertising, kiosk rental, telecommunication, consultancy and other income) increased by 14.1% to HK$1,117 million in 2003 from HK$979 million in 2002. This increase was mainly due to an increase in external consultancy income, an increase in rental income from new kiosks at the Tseung Kwan O Line and an increase in income from telecommunication services, which was partially offset by a decline in advertising revenue due to the adverse impact of the SARS outbreak.

Rental and management income increased by 0.1% to HK$988 million in 2003 from HK$987 million in 2002. This marginal increase was primarily due to an increase in revenue from property management resulting from an expansion of the managed portfolio, which was largely offset by the temporary rental concessions that the Company granted to certain tenants to mitigate the adverse effects of the SARS outbreak.

Total operating expenses increased by 4.8% to HK$3,847 million in 2003, from HK$3,672 million in 2002, primarily resulting from the first full year of operations of the Tseung Kwan O Line, which commenced operations on August 18, 2002. In addition, expenses relating to station commercial and other businesses, which include consultancy service expenses, increased by 89.7% due to significant increases in consultancy activities. Other expenses increased by 78%, after the inclusion of a non-recurring HK$69 million deficit on revaluation of self-occupied properties. However, these increases were partially offset by a 77.5% decrease in expenses related to write-offs for project study and business development expenditures, a 75.9% decrease in operational rent and rates due to rate refunds and a 10.1% decrease in costs relating to railway support services.

As a result of the foregoing, operating profit from railway and related operations before depreciation decreased by 6.7% to HK$3,747 million in 2003 from HK$4,014 million in 2002. The operating margin from railway and related operations (operating profit from railway and related operations before depreciation divided by revenue) decreased to 49.3% in 2003 from 52.2% in 2002.

The Group recognized property development profits of HK$5,369 million in 2003 compared to HK$3,755 million in 2002. These profits were primarily attributable to profits recognized from sharing in kind resulting from the issuance of the completion certificate with respect to Two International Finance Centre on July 15, 2003, which led to the recognition of a net profit of approximately HK$3,000 million, as well as profits recognized from deferred income in line with the construction and sales progress on property developments along the Airport Railway.

As a result of the foregoing, total operating profit before depreciation increased by 17.3% to HK$9,116 million in 2003 from HK$7,769 million in 2002.

Depreciation decreased by 2.8% to HK$2,402 million in 2003 from HK$2,470 million in 2002. This decrease was primarily due to reduced depreciation charges with respect to certain assets, particularly locomotives, station architectural finishes and power supply systems, the useful lives of which had been extended in the Company’s periodic review of the estimated useful life of its assets conducted in 2003, which more than offset the full year effect of depreciation charges relating to the Tseung Kwan O Line.

As a result of the foregoing, total operating profit after depreciation and before interest and finance charges increased by 26.7% to HK$6,714 million in 2003 compared to HK$5,299 million in 2002.

Interest and finance charges (net of interest income) increased by 36.8% to HK$1,539 million in 2003 from HK$1,125 million in 2002. This increase was primarily due to the discontinuation of capitalization of interest with respect to the Tseung Kwan O Line after it commenced operations in August 2002 and a decrease in interest income, which was partially offset by lower interest rates in 2003, which reduced the average cost of borrowing, as well as lower levels of borrowing related to railway operations. The average interest rate paid on borrowing decreased to 5.1% in 2003 from 5.4% in 2002.

The Group’s share of Octopus Cards Limited’s pre-tax earnings decreased by 41.0% to HK$23 million in 2003 from HK$39 million in 2002. This decrease was primarily due to an increase in depreciation charges on certain assets resulting from a change in their estimated useful life, as well as a one time provision for impairment losses on certain intangible assets.

As a result of the foregoing, total operating profit before taxation increased by 23.4% to HK$5,198 million in 2003 from HK$4,213 million in 2002.

Following the adoption of the revised accounting standard on income taxes on January 1, 2003, the Company recognized HK$748 million of income tax in 2003, compared to HK$634 million (as restated) in 2002, most of which was a recognition of deferred tax expenses not required under the previous accounting standard on income taxes. Accordingly, the adoption of the revised accounting standard on income taxes has reduced the Group’s net profit for 2003 and prior years. Of the total amount of deferred tax expenses recognized in 2003, HK$300 million was due to an increase in the applicable profits tax rate to 17.5% from 16% on the cumulative deferred tax liabilities brought forward following the announcement of the increase in profits tax rates in the Government’s budget in March 2003.

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

As a result of the foregoing, the Group had a profit attributable to shareholders of HK$4,450 million in 2003, compared to HK$3,579 million in 2002.

The Company paid an interim dividend of HK$734 million, or HK$0.14 per share, on October 29, 2003. A final dividend for 2003 of HK$1,481 million, or HK$0.28 per share, was approved by the Company’s shareholders at the annual general meeting on June 3, 2004. Both the interim dividend and the final dividend included a scrip alternative for shareholders with Hong Kong addresses, which allowed such shareholders to receive all or a portion of their dividend in shares as opposed to cash. In order to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash, the Government elected to receive a portion of its entitlement in scrip form. The Government also waived a total of HK$675 million cash dividends declared and payable by the Company to the Government in respect of 2003 pursuant to the financing arrangement under the Disneyland Resort Line Project Agreement. See Item 4, “Information on the Company — History and Development of the Company — Capital Expenditures and Divestitures — Disneyland Resort Line”.

Inflation and Fares

From 1995 until 1998, the Company increased its scheduled fares roughly in line with inflation. The average annual fare increase from 1979, when the MTR became operational, until the end of 2004 has been 5.3%, which is approximately equal to the average annual increase in the Consumer Price Index (A) for the same period but lower than the average Hong Kong payroll index increase of 9.7% for the same period. In light of the unfavorable economic conditions prevailing in Hong Kong during 1998, the Company decided to forgo a fare increase. Due to the continued economic downturn and the general deflationary environment in Hong Kong, the Company maintained the same general fare from 1999 through 2004 for the MTR Lines. In addition, 30% discounted fares for the Airport Express Line were maintained throughout 1999 and the first half of 2000. Such 30% discount was adjusted to 10% on July 3, 2000 and discontinued entirely on July 1, 2001. The Company also decided to collect HK$0.10 per journey by each passenger using an Octopus card on the MTR commencing July 3, 2000 to contribute towards a portion of the costs of installing platform screen doors in 30 underground stations on the Kwun Tong, Tsuen Wan and Island Lines. Due to the continued poor economic environment in Hong Kong, the Company decided in 2002 not to implement the 2.3% fare increase, initially planned for April 2002. The Company did not increase fares in 2003 and 2004. See Item 4, “Information on the Company — Business Overview — Railway Operations — Fares”.

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

Capital Requirements

As of December 31, 2004, the Group had an aggregate of approximately HK$1.7 billion (US$0.2 billion) in outstanding contracted commitments for capital expenditures primarily relating to the operations of the current MTR network and the construction of the Disneyland Resort Line and the Tung Chung Cable Car project. See “— Capital Resources”, Item 4, “Information on the Company — History and Development of the Company — Capital Expenditures and Divestitures” and Item 4, “Information on the Company — Business Overview — Capital Expenditures”.

On July 24, 2002, the Company entered into the Disneyland Resort Line Project Agreement. In order for the Company to achieve an appropriate commercial rate of return on the Disneyland Resort Line, the Government agreed to provide assistance to the Company through the waiver by The Financial Secretary Incorporated of its entitlement to cash dividends totaling HK$798 million at net present value as of December 31, 2001 starting from the financial year 2002 onwards. The Government has satisfied its funding assistance by waiving HK$219 million, HK$675 million and HK$37 million of its entitlement to cash dividends declared and payable by the Company to the Government in 2002, 2003 and 2004, respectively.

The Company expects to complete work on the Disneyland Resort Line project within the original budget estimate of HK$2 billion. In addition, the Company expects to open the line for service in line with the opening of the Disneyland theme park, which is currently expected to occur in September 2005. Rather than purchase new rolling stock for the line, the Company pursued the more cost-effective route of converting existing trains. The Company had cumulative expenditures of HK$285 million as of December 31, 2002, HK$883 million as of December 31, 2003 and HK$1,409 million as of December 31, 2004 on this project, and had authorized outstanding commitments on contracts related to this project totaling HK$94 million as of December 31, 2004. After taking into account the waiver by the Government of HK$219 million, HK$675 million and HK$37 million of its entitlement to cash dividends declared and payable by the Company to the Government in 2002, 2003 and 2004, respectively, the net balance of the railway construction in progress relating to this project was HK$478 million as of December 31, 2004.

On November 19, 2003, following the enactment of the Tung Chung Cable Car Ordinance in June 2003, the Company entered into a formal project agreement with the Government to develop, on a build, operate and transfer basis, a cable car system to link Tung Chung with Ngong Ping, site of the Po Lin Monastery and the statue of Buddha under a franchise granted by the Government for a period of 30 years commencing on December 24, 2003. The Tung Chung Cable Car project is budgeted to cost approximately HK$1 billion and is expected to commence operations in early 2006. In addition, the total costs of works ancillary to the Tung Chung Cable Car project to be performed by the Company on behalf of the Government under entrustment agreements are approximately HK$95 million and will be funded by the Government. The Company had cumulative expenditures of HK$17 million as of December 31, 2002, HK$137 million as of December 31, 2003 and HK$444 million as of December 31, 2004 on this project and had authorized outstanding commitments on contracts related to this project totaling HK$367 million as of December 31, 2004.

On January 21, 2003, the Government requested the Company to proceed with the planning on the first phase of the West Island Line and the South Island Line. The estimated costs, commercial feasibility and construction schedules for the proposed West Island Line and South Island Line projects are currently under review by the Company. See Item 4, “Information on the Company — History and Development of the Company — Capital Expenditures and Divestitures — West Island Line and South Island Line”.

In February 2004, the Company submitted a proposal for an extension of the Kwun Tong Line from Yau Ma Tei Station to Whampoa, as requested by the Government in November 2003. The proposal is currently under review by the Government.

On March 17, 2004, the Company entered into an agreement with Hong Kong IEC Limited, a joint venture partially owned by the Government, for the design, construction, financing and operation of a new Airport Express Line station to serve the new AsiaWorld-Expo (formerly known as the International Exhibition Centre), being built at the Hong Kong International Airport. The station is expected to be completed by the end of 2005, within the revised project budget of approximately HK$200 million.

In June 2004, the Company began inviting proposals for detailed designs of a new station, the Tseung Kwan O South station, which will be located within Area 86 Tseung Kwan O. The station is expected to be completed in 2009 and is currently estimated to cost approximately HK$800 million.

On February 6, 2005, MTR Beijing, a wholly-owned subsidiary of the Company, entered into a contract with two partners, BIIC, an entity wholly owned by the Beijing Municipal People’s Government, and BCG, an entity controlled by the Beijing Municipal People’s Government, to form a joint venture to participate in the form of a public-private partnership for the construction and operation of the proposed Beijing Metro Line 4, a 17.8 mile underground metro line which will be the main north-south traffic line of Beijing City. On February 7, 2005, MTR Beijing, BIIC and BCG entered into a concession agreement with the Beijing Municipal People’s Government for the construction and operation of the proposed Beijing Metro Line 4. The Beijing Metro Line 4 is currently expected to open for service in 2009. The concession agreement has a term of thirty years, after which ownership of the Beijing Metro Line 4 will revert to the Beijing Municipal People’s Government. The total investment for the Beijing Metro Line 4 project is expected to be approximately Renminbi 15.3 billion (equivalent to HK$14.4 billion at an assumed exchange rate of HK$0.9401 to Renminbi 1.00 as of December 31, 2004), 70% of which will be funded by the Beijing Municipal People’s Government. The public-private partnership is expected to invest approximately Renminbi 5 billion (HK$4.7 billion at an assumed exchange rate of HK$0.9401 to Renminbi 1.00 as of December 31, 2004), approximately 70% of which is expected to be financed through non-recourse bank loans. The Company, through MTR Beijing, and BCG will each own 49% of the joint venture, with BIIC holding the remaining 2%. The Company expects its equity investment through MTR Beijing in the public-private partnership will total approximately Renminbi 735 million (HK$691 million at an assumed exchange rate of HK$0.9401 to Renminbi 1.00 as of December 31, 2004). The validity of the concession agreement is subject to approval by the National Development and Reform Commission of the PRC.

On February 8, 2005, the Company and City Investments Limited entered into an agreement for the development of the first property development package at Area 86, Tseung Kwan O (where the Tseung Kwan O depot is and the future Tseung Kwan O South station will be situated). While the property developers had been responsible for paying all land premium to the Government in other property development projects undertaken by the Company in the past, the Company has agreed under the development agreement for this project to pay half of the land premium, or approximately HK$1,160 million, for this site to encourage more competitive tenders. This property development package is expected to be completed in 2009.

On May 26, 2005, MTR Shenzhen, a wholly-owned subsidiary of the Company, initialled a concession agreement with the Shenzhen Municipal People’s Government under which MTR Shenzhen will have the right to construct Phase 2 of Line 4 of the Shenzhen metro system, as well as to operate the whole of Line 4 and to use the facilities of Phase 1 of Line 4, for a term of 30 years. The concession agreement also provides that MTR Shenzhen will acquire property development rights from the Shenzhen Municipal Government along Line 4 with an aggregate gross floor area of 31.2 million square feet. The entire Line 4, which is currently expected to become operational in the period between the end of 2008 and mid-2009, will be operated by MTR Shenzhen for a term of 30 years from the date of commencement of service, after which ownership of Phase 2 of Line 4 will revert to the Shenzhen Municipal People’s Government.

The Company will initially hold a 100% equity interest in MTR Shenzhen, and is committed to holding directly or indirectly at least a 51% equity interest for the duration of the project. The total investment for this project is expected to be approximately Renminbi 6 billion (equivalent to HK$5.6 billion at an assumed exchange rate of HK$0.9401 to Renminbi 1.00 as of December 31, 2004). Approximately 40% of the total project investment will be funded through an equity investment by the Company in MTR Shenzhen, which will have a registered capital of approximately Renminbi 2.4 billion (equivalent to HK$2.3 billion at an assumed exchange rate of HK$0.9401 to Renminbi 1.00 as of December 31, 2004), and the balance of the project costs is expected to be funded through non-recourse bank loans denominated in Renminbi. The concession agreement is subject to approval by the National Development and Reform Commission of the PRC.

Taking into account the maintenance and upgrade of the existing lines, the construction of Disneyland Resort Line and the Tung Chung Cable Car projects and the development costs to be contributed by the Company in relation to the property development at Area 86 Tseung Kwan O (where the Tseung Kwan O depot is and the future Tseung Kwan O South station will be situated), the Company’s committed capital expenditure program for the three years between 2005 and 2007, including the committed capital expenditures expected to be incurred at the retail shell structure above Kowloon station, is estimated to total HK$8.2 billion.

The Group has entered into certain forward foreign exchange contracts with respect to the majority of foreign currency obligations under past and currently outstanding construction and consultancy contracts, and expects to enter into additional forward foreign exchange contracts with respect to such obligations on future construction and consultancy contracts as well as international investments if such contracts are available on commercially reasonable terms.

The Group’s outstanding indebtedness, as of December 31, 2004, was HK$30,378 million (US$3,908 million). For the year ended December 31, 2004, the Group’s principal repayments of outstanding indebtedness amounted to approximately HK$8,899 million (US$1,145 million). Principal repayment obligations with respect to indebtedness outstanding as of December 31, 2004 in each year through 2008 and thereafter are set forth below:

	2005		2006		2007		2008		Thereafter
	(in millions)
Principal repayment obligations as of December 31, 2004	HK$	4,620	HK$	3,186	HK$	746	HK$	2,375	HK$	19,451

Capital Resources

In order to meet the Group’s future capital requirements, including those for which outstanding commitments have been made, the Group expects to rely principally upon funds provided by operations, profits from property developments and debt financing.

Operations. The Group expects to obtain a portion of its capital requirements from funds provided by operations. In 2004, operating profit after depreciation (including property development profits) before interest and finance charges were HK$6,602 million. The amount of funds provided by operations in the future will depend upon the Group’s operating profit before depreciation and changes in the major components of working capital, including debtors, creditors, accrued expenses and provisions and losses on asset dispositions. See “— Overview”.

Property Developments. The Group may obtain a portion of its capital requirements from funds provided by its property development activities, including upfront payments from property developers and profit distributions from the sale of developed properties. The amount of funds provided by its property development activities will be heavily dependent upon the prevailing conditions in the Hong Kong property market and the timing and schedule for the completion of property development projects. Property development profits recognized in 2004 totaled HK$4,568 million. These profits were primarily attributable to profits recognized from deferred income and sharing of profits and assets in kind in respect of certain Airport Railway developments, as well as the Group’s share of surplus from development in line with the construction and sales progress on property developments along the Airport Railway and the Tseung Kwan O Extension.

Debt Financing. The Group also expects to fund a portion of its capital requirements through debt financing. The amount of indebtedness that the Group will incur will depend upon the actual cost of its capital programs, the results of its existing operations, factors affecting its interest expense, initiation of new capital investment programs and other factors. In view of the anticipated debt financings by the Group in connection with the Disneyland Resort Line and the Tung Chung Cable Car projects, including part of the equity investment in the Shenzhen Line 4 Phase 2, and the Beijing Metro Line 4, as well as the Company’s portion of the land premium in relation to the first package of the Area 86 Tseung Kwan O property development project (where the Tseung Kwan O depot is and the future Tseung Kwan O South station will be situated), and capital expenditures for the existing MTR system, the Group may incur certain indebtedness in advance of when proceeds will be required, in order to facilitate a more orderly and cost effective capital raising program. The Group would use the proceeds of any such indebtedness to purchase investments which would be liquidated as funds are required. Such investments would be substantially limited to short-term bank deposits, high quality corporate instruments and government debt instruments, primarily denominated in Hong Kong Dollars.

As part of its financing program, the Group raised approximately HK$5.2 billion in 2004 through a series of long-term notes issued under its debt issuance program, comprising US$600 million (HK$4,663 million) notes with a coupon rate of 4.75% which will mature in 2014, HK$200 million notes with a coupon rate of 4.51% which will mature in 2016 and HK$300 million notes with a coupon rate of 4.95% which will mature in 2019. In May 2005, the Group raised approximately HK$1 billion through two series of long-term notes issued under its debt issuance program, comprising HK$500 million notes with a coupon rate of 4.50% which will mature in 2015 and HK$500 million notes with a coupon rate of 4.75% which will mature in 2020.

In addition, the Group entered into a number of new loan facilities totaling HK$2.5 billion with maturities of 7 to 10 years during 2004 and the first five months of 2005. As of May 31, 2005, the Group had not drawn any amount from these loan facilities.

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

Cross-Border Leasing Transaction. In March 2003, the Company and one of its subsidiaries entered into a cross-border lease out/lease back transaction (the “Leasing Transaction”) with certain institutional investors with respect to certain of its passengers cars with a total original cost of HK$2,562 million and a total net book value of HK$1,674 million as of March 31, 2003. Subject to certain events of default under the Leasing Transaction, the Group retains legal title to these assets, and there are no restrictions on the Group’s ability to utilize these assets in the operation of the railway business. As a result of the Leasing Transaction, the Group received total cash of approximately HK$3,688 million and committed to making long-term lease payments with an estimated net present value of approximately HK$3,533 million, which will be made from special-purpose accounts established by the Group. The resulting net cash amount of HK$141 million received in 2003, after deducting relevant expenses incurred by the Group in connection with the Leasing Transaction, has been recorded as deferred income and is being amortized to the Group’s profit and loss account over the relevant lease terms. In 2003 and 2004, HK$4 million and HK$5 million, respectively, was amortized to the Group’s profit and loss account as income. See Note 14H and Note 33 of Notes to the Financial Statements for further details.

Liquidity

The Group’s liquidity is dependent upon its results of operations as well as the factors discussed under “— Capital Requirements” and “— Capital Resources” above. In addition, the Group’s liquidity is subject to a variety of other factors, including those relating to interest rates and rates of currency exchange discussed below.

In 2004, the Group had interest and finance charges (net of interest income and amounts capitalized) of HK$1,450 million (US$187 million). The decrease of HK$89 million in 2004 was primarily attributable to lower interest rates and reduced borrowings. The weighted average interest cost on outstanding indebtedness (excluding obligations under finance leases) for 2004 was 4.7%. As of December 31, 2004, HK$21,959 million (US$2,825 million), or 73%, of the Group’s outstanding debt (excluding obligations under finance leases) bore interest at fixed rates or bore interest at floating rates, but was covered by interest rate swap agreements which fixed the interest cost to the Group. The remaining HK$8,026 million (US$1,033 million), or 27%, of the Group’s outstanding debt (excluding obligations under finance leases) bore interest at floating rates.

All outstanding long-term debt is unsecured, with maturities ranging from 2005 to 2019, and a significant portion of such debt will mature in the years 2005, 2006, 2009, 2010 and 2014.

The following table sets forth the maturity of the Group’s notes, long-term and short term loans and bank overdrafts outstanding as of December 31, 2004:

	Notes		Long-term loans		Short-term loans and bank overdrafts
	(in millions)
During 2005	HK$	4,168	HK$	320	11
During 2006	HK$	2,450	HK$	605	—
During 2007	HK$	0	HK$	605	—
During 2008	HK$	500	HK$	1,875	—
During 2009 and thereafter	HK$	19,244	HK$	207	—

The following table sets forth information on the Group’s material contractually obligated payments for the periods indicated as of December 31, 2004:

	Payments Due by Period
Contractual Obligations	Total		Less than 1 Year		1-3 Years		4-5 Years		More than 5 Years
	(in millions)
Long-term debt	HK$	29,974	HK$	4,488	HK$	3,660	HK$	8,324	HK$	13,502
Financial lease obligations		393		121		272		—		—
Capital lease obligations(1)		3,767		1		2		153		3,611
Operating leases		8		7		1		—		—
Equipment or other purchase obligations		695		695		—		—		—
Construction works and assets under construction(2)		1,003		1,003		—		—		—

Total contractual cash obligations	HK$	35,840	HK$	6,315	HK$	3,935	HK$	8,477	HK$	17,113

(1)	Capital lease obligations represent all the lease payment commitments in respect of the lease-out and lease-back transaction which do not meet the definition of a liability and are not recognized as obligations on the balance sheet under Hong Kong GAAP. See Note 14H of Notes to the Financial Statements.
(2)	Settlement of construction works and assets under construction may exceed one year as payment of which is dependent on the actual progress of each contract.

In addition, the Group has statutory obligations to make contributions to a defined benefit retirement scheme in accordance with the actuarial valuation as recommended by the independent actuary on an annual basis. The Group’s budgeted commitment to such scheme is approximately HK$130 million in 2005 based on an actuarially assessed statutory minimum contribution rate of 7.7% in 2005 of the estimated total payroll amount in 2005 of all the employees of the Group who are members of the scheme.

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

As of December 31, 2004, the Group had available undrawn committed and uncommitted credit facilities totaling HK$16,351 million (US$2,104 million), including a debt issuance program, bank loans and other credit facilities, of which undrawn committed facilities totaled HK$5,815 million (US$748 million). The Group believes that the funds available through these credit facilities, together with its available cash, cash to be generated from operations, will be sufficient to meet its projected financing needs up to the second quarter of 2006.

Net cash inflow from operating activities was HK$4,486 million (US$577 million) in 2004, compared to HK$3,837 million in 2003 and HK$4,228 million in 2002. The increase in 2004 was primarily due to an increase in operating profit from railway and related operations before depreciation due to an increase in fare revenue, station commercial and other revenue and rental and management income, as well as a decrease in total operating expenses. The decrease in 2003 compared to 2002 was primarily due to lower fare revenue resulting from the effects of the SARS outbreak in early 2003 and higher operating expenses, partially offset by higher station commercial and other revenue.

Net cash outflow from investing activities was HK$547 million (US$70 million) in 2004 compared to HK$1,795 million in 2003 and HK$2,354 million in 2002. The decrease in 2004 was mainly the result of increases in receipts from property developers, and proceeds from properties sold and a decrease in capital expenditures relating to the TKE project, which was partially offset by an increase in capital expenditure relating to the Tung Chung Cable Car project, the purchase of assets, the Disneyland Resort Line project, property development projects, and certain other capital projects and the incurrence of merger study costs and the purchase of held-to-maturity debt securities. The decrease in 2003 compared to 2002 was mainly the result of a decrease in capital expenditures relating to the TKE project and the purchase of assets and other capital projects and an increase of proceeds from properties sold, which was partially offset by a decrease in receipts from property developers and by a decrease in repayments to the Company under its staff housing loan scheme.

Net cash outflow from financing was HK$4,045 million (US$521 million) in 2004 compared to HK$3,362 million in 2003 and HK$356 million in 2002. The increase in net cash outflow in 2004 compared to 2003 was primarily due to increased dividend payments and a decrease in the drawdown of loans, which was partially offset by a decrease in interest paid. The increase in net cash outflow in 2003 compared to 2002 was principally a result of an increase in the repayment of loans, which was partially offset by an increase in the drawdown of loans and a decrease in dividends paid.

As of December 31, 2004, the Group had no material off-balance sheet financing arrangements and no outstanding OTC commodity contracts. The Group has, however, employed derivative instruments, such as interest rate swaps and currency swaps, to manage interest rate and foreign exchange exposures. These instruments are used solely to reduce or eliminate the financial risks associated with liabilities and not for trading or speculation purposes. See Item 11, “Quantitative and Qualitative Disclosure about Market Risk”.

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

	For the Year Ended or as of December 31,
	2002		2003		2004		2004
	(in millions)
Net income in accordance with:

Hong Kong GAAP	HK$	3,579	HK$	4,450	HK$	4,496	US$	579
US GAAP	HK$	3,261	HK$	1,369	HK$	3,874	US$	498
Shareholders’ equity in accordance with:

Hong Kong GAAP	HK$	53,574	HK$	57,292	HK$	63,499	US$	8,170
US GAAP	HK$	46,942	HK$	47,534	HK$	50,480	US$	6,495

See Note 47 of Notes to the Financial Statements for a discussion of the significant differences between Hong Kong GAAP and US GAAP as they relate to the Group.

Recent Accounting Pronouncements

Please see Notes 45 and 47 of Notes to the Financial Statements for a discussion of recent accounting pronouncements relating to Hong Kong GAAP and US GAAP. The Company currently expects that the recent accounting pronouncements relating to Hong Kong GAAP discussed in Note 45 of Notes to the Financial Statements, which will be effective for accounting periods beginning on or after January 1, 2005, may have a significant impact on its Financial Statements. In particular, Hong Kong Accounting Standard 40, “Investment Property” (“HKAS 40”), issued by the Hong Kong Institute of Certified Public Accountants provides the Group with the choice of either to measure its investment property at cost less accumulated depreciation or to continue its current policy of fair valuation of its investment properties. In accordance with HKAS 40, the Group has chosen to continue its current policy of fair valuation of its investment properties. HKAS 40 requires that all revaluation gains and losses of investment properties be recognized as income or expense in the income statement, whereas under the previous accounting standard such changes were recognized in the revaluation reserve account on a portfolio basis. With the volatility of the Hong Kong property market, HKAS 40 could have a significant impact on the level and consistency of any profits. Moreover, Hong Kong Accounting Standards 32 and 39 on financial instruments (“HKAS 32 and HKAS 39”), require that after January 1, 2005 all financial instruments that the Group is using to hedge interest rate and currency risks of its borrowings must be marked to market, with any changes in the fair value to be directly recognized as income or expense in the income statement. However, in accordance with HKAS 32 and HKAS 39, the Company intends to adopt hedge accounting whereby the changes in fair value of qualified derivative instruments will be offset against changes in fair value of the underlying hedged items so that only the net residual impact will be reported in the income statement. HKAS 40, HKAS 32 and HKAS 39 relate to non-cash items and will not impact cash flows.

As discussed in Note 47 of Notes to the Financial Statements, the Company does not expect the recent accounting pronouncements relating to US GAAP to have a material effect on its Financial Statements.

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

Board of Directors

The table below shows certain information about the members of the Board of Directors as of May 31, 2005:

Members of the Board	Age	Position
Dr. Raymond K.F. Ch’ien	53	Non-Executive Chairman

C.K. Chow	54	Chief Executive Officer

Professor Yau-Kai Cheung	70	Independent non-executive Director

David G. Eldon	59	Independent non-executive Director

Edward S.T. Ho	66	Independent non-executive Director

Members of the Board	Age	Position
Chung-Hing Lo	53	Independent non-executive Director

T. Brian Stevenson	60	Independent non-executive Director

Christine M.S. Fang	46	Independent non-executive Director

Secretary for the Environment, Transport and Works, Dr. Sarah S.T. Liao	53	Non-executive Director and “additional director” appointed under section 8 of the MTR Ordinance

Commissioner for Transport, Robert Charles Law Footman(1)	52	Non-executive Director and “additional director” appointed under section 8 of the MTR Ordinance

Frederick S.H. Ma	53	Non-executive Director

(1)	On May 26, 2005, the Government announced the appointment of Mr. Alan Wong Chi-kong, with effect from June 18, 2005, to succeed Mr. Footman as Commissioner for Transport.

Non-Executive Chairman

Dr. Raymond K.F. Ch’ien is the Non-Executive Chairman of the Board of Directors. He has been a member of the Board since 1998. Dr. Ch’ien is executive chairman and chief executive officer of CDC Corporation and chairman of its subsidiary, China.com Inc. He is also non-executive chairman of HSBC Private Equity (Asia) Limited. Dr. Ch’ien is a director of Inchcape plc, HSBC Holdings plc, The Hongkong and Shanghai Banking Corporation Limited, Convenience Retail Asia Limited, VTech Holdings Limited and The Wharf (Holdings) Limited. He also serves as chairman of the Hong Kong/European Union Business Cooperation Committee and the Advisory Committee on Corruption of the Independent Commission Against Corruption and is a Hong Kong member of the APEC Business Advisory Council. In addition, Dr. Ch’ien is the honorary president and past chairman of the Federation of Hong Kong Industries. He is also president of the Hong Chi Association, Hong Kong’s leading non-government organization helping mentally handicapped persons. From 1992 to 1997, Dr. Ch’ien was a member of the Executive Council of Hong Kong, then under British Administration. He was appointed a member of the Executive Council of the Hong Kong SAR on July 1, 1997 and served until June 2002. Dr. Ch’ien received a doctoral degree in Economics from the University of Pennsylvania in 1978. He was appointed Justice of the Peace in 1993. He was made a Commander in the Most Excellent Order of the British Empire in 1994 and awarded the Gold Bauhinia Star medal in 1999.

Chief Executive Officer

C.K. Chow is the Chief Executive Officer of the Company since December 1, 2003. Prior to joining the Company, Mr. Chow was chief executive officer of Brambles Industries PLC, a global support services company with dual listings in the United Kingdom and Australia. From 1997 to 2001, Mr. Chow was chief executive of GKN PLC, a leading engineering company based in the United Kingdom, before which he spent 20 years with the BOC Group PLC, where he was appointed a director of its board and chief executive of its Gases Division in 1993. Mr. Chow is a chartered engineer with bachelor of science and master of science degrees in chemical engineering from The University of Wisconsin and The University of California, respectively. He holds a master of business administration degree from The Chinese University of Hong Kong and was a graduate of the Advanced Management Program of Harvard Business School. He holds an Honorary Doctor of Engineering degree from The University of Bath. He was knighted in the United Kingdom in 2000 for contribution to industry. Mr. Chow is a Member of the Council of the Hong Kong Institute of Certified Public Accountants, the Hong Kong Tourism Board, the Council of The Chinese University of Hong Kong, a non-executive director of Standard Chartered PLC and the non-executive chairman of Standard Chartered Bank (Hong Kong) Limited.

Non-Executive Directors

Professor Yau-Kai Cheung is a non-executive Director and has been a member of the Board since 1999. Professor Cheung is Honorary Professor of Engineering and Special Adviser to Vice-Chancellor of The University of Hong Kong. He was Taikoo Professor of Engineering and Acting Deputy Vice-Chancellor of The University of Hong Kong until June 30, 2000. Professor Cheung began his academic research career at the University College of Swansea, Wales. He was appointed Professor of Civil Engineering at Calgary in 1970 and moved to the University of Adelaide in 1974 as Professor and Chairman of the Department of Civil Engineering. In 1977, he took up the Chair and Headship of the Department of Civil Engineering in The University of Hong Kong. In addition to his academic appointments, Professor Cheung has served as first Senior Vice-President of the Hong Kong Institution of Engineers and was the Chairman of its Accreditation Board for five years. Professor Cheung has been awarded several honorary degrees at educational institutions, including, an honorary Doctor of Science by The University of Hong Kong and an honorary Doctor of Laws by the University of Wales. He has also been elected a member of the Chinese Academy of Sciences, and is a fellow of the Royal Academy of Engineering, a fellow of the Royal Society of Canada and immediate past President of the Hong Kong Academy of Engineering Sciences.

David G. Eldon is a non-executive Director and has been a member of the Board since 1999. He retired from the HSBC Group on May 27, 2005 after 37 years of service. He was Chairman of The Hongkong and Shanghai Banking Corporation Limited from January 1, 1999 to May 24, 2005 and non-executive Chairman of Hang Seng Bank Limited from June 1, 1996 to April 21, 2005. Mr. Eldon was the Executive Committee Chairman of The Community Chest of Hong Kong until June 17, 2005, is Chairman of the Hong Kong General Chamber of Commerce, a member of the Hong Kong Trade Development Council and a Steward of the Hong Kong Jockey Club. Mr. Eldon is a fellow of the Chartered Institute of Bankers and a fellow of the Hong Kong Institute of Bankers. He is a Justice of the Peace.

Edward S.T. Ho is a non-executive Director and has been a member of the Board since 1991. He is an architect and is deputy chairman and managing director of Wong Tung & Partners Limited. Mr. Ho was an elected member of the Legislative Council of Hong Kong from 1991 to 2000, representing the architectural, surveying and planning functional constituency. He was president of the Hong Kong Institute of Architects in 1983 and 1984 and was chairman of the Hong Kong Industrial Estates Corporation from 1992 to 2001. Mr. Ho also serves on a number of statutory boards and advisory committees including the Board of Hong Kong Hospital Authority. Mr. Ho is also Chairman of the General Committee of the Hong Kong Philharmonic Society Ltd. and Chairman of the Antiquities Advisory Board.

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

T. Brian Stevenson is a non-executive Director and has been a member of the Board since October 2002. He is a chartered accountant and holds law degrees from Glasgow and Hong Kong Universities. Mr. Stevenson was previously a senior partner of Ernst & Young, Hong Kong from 1981 to 1999. He served on the Council of the Hong Kong Society of Accountants from 1991 to 1997 and was president of the Society in 1996. Mr. Stevenson is currently a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and is also a member of the Public Service Commission and a Steward of the Hong Kong Jockey Club.

Christine M.S. Fang is a non-executive Director and has been a member of the Board since January 2004. Ms. Fang has been the chief executive of the Hong Kong Council of Social Service since 2001. Prior to joining the Hong Kong Council of Social Service, she worked for the Hong Kong Red Cross from 1989 to 2001 and held the position of Secretary General from 1993 to 2001. By training, Ms. Fang is a social worker and has a strong background in community service. She sits on various government advisory committees, including the Social Welfare Advisory Committee, the Rehabilitation Advisory Committee, the Manpower Development Committee, the Hong Kong Housing Authority and the Sustainable Development Council.

Secretary for the Environment, Transport and Works is a non-executive Director appointed as an “additional director” under section 8 of the MTR Ordinance. With effect from July 1, 2002, the office of the Secretary for the Environment, Transport and Works has replaced the Secretary for Transport. Dr. Sarah S.T. Liao is currently serving as the Secretary for the Environment, Transport and Works, in which capacity she is also serving as a director in a number of companies, including the KCRC and Route 3 (CPS) Company Limited. Dr. Liao obtained a Doctorate Degree (Environmental/Occupational Health) from The University of Hong Kong. She has been a fellow of the Royal Society of Chemistry since 1995 and of the Hong Kong Institution of Engineers since 1996.

Commissioner for Transport is a non-executive Director appointed as an “additional director” under section 8 of the MTR Ordinance with effect from June 30, 2000. Mr. Robert C.L. Footman is the current Commissioner for Transport. Mr. Footman came to Hong Kong and joined the civil service in 1974. He was appointed as Commissioner for Transport in 1998, prior to which he had held the post of Postmaster General since 1995. Previous government posts held by Mr. Footman include the Head of the Efficiency Unit from its establishment in 1992 until 1995 and Deputy Director in the Trade Department from 1989 to 1992. As Commissioner for Transport, Mr. Footman is also a director of several transport-related companies, including The Kowloon Motor Bus Holding Ltd., Long Win Bus Co. Ltd., New World First Bus Services Limited, New Lantao Bus Company Limited, Citybus Limited, The Star Ferry Company Limited, The New Hong Kong Tunnel Company Limited, Western Harbour Tunnel Company Limited, Tate’s Cairn Tunnel Company Limited and Route 3 (CPS) Company Limited. On May 26, 2005, the Government announced the appointment of Mr. Alan Wong Chi-kong, with effect from June 18, 2005, to succeed Mr. Footman as Commissioner for Transport.

Frederick S.H. Ma is a non-executive Director and has been a member of the Board since July 1, 2002 upon his appointment as Secretary for Financial Services and the Treasury of the Government. Before assuming that post, Mr. Ma was Group Chief Financial Officer of PCCW Ltd. and was also an executive director and member of the Executive Committee of that group. Mr. Ma has more than 20 years’ experience in the global financial services industry. He has served in key posts in J.P. Morgan Private Bank, Chase Manhattan Bank, Kumagai Gumi (Hong Kong) Limited and RBC Dominion Securities Limited. He is a director of the KCRC, the Airport Authority, Hong Kong International Theme Parks Limited, Hong Kong Mortgage Corporation Limited, Mandatory Provident Fund Schemes Authority and Hong Kong Institute for Monetary Research. Mr. Ma graduated from The University of Hong Kong in 1973 with a Bachelor of Arts degree, majoring in economics and history.

There are no family relationships between any of the persons named above.

Executive Directorate

The members of the Executive Directorate are senior full time employees of the Company. The table below shows certain information relating to them as of May 31, 2005:

Name	Age	Position
C.K. Chow	54	Chief Executive Officer

Russell J. Black	58	Project Director

William F.K. Chan	56	Human Resources Director

Philip Gaffney(1)	57	Managing Director – Operations and Business Development

Thomas H.K. Ho	54	Property Director

Lincoln K.K. Leong	44	Finance Director

Leonard B. Turk	55	Legal Director and Secretary

(1)	On May 17, 2005, the Company issued a press announcement that Mr. Philip Gaffney will retire from his position as Managing Director – Operations and Business Development at the end of 2005 and that Mr. Andrew McCusker will become Acting Operations Director responsible for rail operations in Hong Kong at a date to be announced.

C.K. Chow. Details relating to Mr. Chow are set forth under “— Board of Directors” above.

Russell J. Black is the Project Director of the Company, appointed to that post in 1992. He is responsible for the planning and implementation of all major extension projects, including the Airport Railway project, the Quarry Bay Congestion Relief Works (the “QBR”), the TKE, the Disneyland Resort Line and the Tung Chung Cable Car. He is also responsible for undertaking feasibility studies into possible new extensions to the railway, including the South Island Line and the West Island Line. Mr. Black initially worked for the Company on the construction of the MTR from 1976 to 1984. Prior to rejoining the Company in 1992, Mr. Black was the project director for London Underground’s Jubilee Line Extension project from 1990 to 1992 and, before that, he worked on Singapore’s underground railway and on the Eastern Harbour Crossing. Mr. Black holds an honours degree in civil engineering from the University of Canterbury in New Zealand, and is a fellow of the Hong Kong Institution of Engineers, the Institution of Professional Engineers, New Zealand and the Hong Kong Academy of Engineering Sciences. He served on the Vocational Training Council from 1998 to 2002 and currently serves on the Provisional Construction Industry Coordination Board. Mr. Black was awarded the Bronze Bauhinia Star medal in 1999.

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

Philip Gaffney has been the Managing Director of Operations and Business Development of the Company since March 2004. He is responsible for all matters relating to the operations, safety and railway asset management of the Company. He also has responsibility for all transport planning-related matters and the development of rail related business opportunities outside Hong Kong. Mr. Gaffney began his career in 1965 as an engineering student in the Signals and Telecomms Department of British Railways Scottish Region. He is a railway signalling engineer. He joined the Company in 1977 working on the design development, approval and testing of the railway’s automatic train control system. He became Chief Engineer (Operations) in 1989, Deputy Director (Operations Engineering) in 1995 and Operations Director in 1998. Since March 2004, Mr. Gaffney has been responsible for the development of MTR’s International Rail Business. He is Chairman of both TraxComm Limited and Rail Sourcing Solutions (International) Limited and a director of Octopus Cards Limited. Mr. Gaffney is a member of the Hong Kong Institution of Engineers, a fellow of the Institution of Railway Signal Engineers and a member of the Chartered Institute of Transport in Hong Kong. On May 17, 2005, the Company issued a press announcement that Mr. Gaffney will retire from his position as Managing Director – Operations and Business Development at the end of 2005 and that Mr. Andrew McCusker will become Acting Operations Director responsible for rail operations in Hong Kong at a date to be announced.

Thomas H.K. Ho has been the Property Director since he joined the Company in 1991. He is responsible for the development and management of all properties above and adjacent to MTR stations and depots. He leads a multi-disciplinary team of managers involved in the planning, design, construction and management of large-scale property developments. Mr. Ho was qualified in 1974 as a chartered surveyor in Hong Kong. Until he joined the Company, he worked for the Government specializing in land administration and latterly held a directorate post in the Lands Department, responsible for formulating policies and procedures to make land available for the airport and the Airport Railway project.

Lincoln K.K. Leong joined the Company as Finance Director in February 2002. He is responsible for the financial management of all of the Company’s affairs, including financial planning and control, budgeting, accounting and reporting and the treasury function. In addition, he has responsibility for the Company’s information technology function and serves as chairman of both Octopus Cards Limited and the board of trustees of the Company’s retirement scheme. Mr. Leong graduated from Cambridge University in 1982 and later qualified as a chartered accountant in England and Canada. Prior to joining the Company, he was a partner at a direct investment company. Mr. Leong has also worked as an accountant in London and Vancouver, Canada and for a number of years as an investment banker in Hong Kong. He is also a non-executive director of Hong Kong Aircraft Engineering Company Limited and Tai Ping Carpets International Limited.

Leonard B. Turk is the Legal Director and Secretary to the Board. He is responsible for legal advice, corporate secretarial services, procurement and enterprise risk management function within the Company. In particular, Mr. Turk’s responsibilities include construction contracts, covering contract drafting and administration, cost control and dispute resolution. Mr. Turk joined the Company in 1981 and became Legal Director and Secretary in 1988. He is a solicitor admitted to practice both in Hong Kong and in England and Wales. Before joining the Company, Mr. Turk worked in local government in England, concentrating particularly on commercial property development and the financing of large projects.

There are no family relationships between any of the persons named above.

Compensation

The aggregate compensation paid by the Company to all members of the Board and the Executive Directorate as a group for 2004 was HK$42 million, including retirement scheme contributions of HK$3 million made by the Company during 2004 for members of the Executive Directorate.

The following table sets forth the compensation paid to members of the Executive Directorate in 2004:

Name	Base pay, allowance, retirement scheme contribution and benefits	Variable remuneration related to performance	Total
		(in millions)
C.K. Chow(1)	HK$5.61	HK$3.44	HK$9.05
Russell J. Black	4.10	0.77	4.87
William F.K. Chan	4.11	0.75	4.86
Philip Gaffney	4.50	0.81	5.31
Thomas H.K. Ho	4.10	0.75	4.85
Lincoln K.K. Leong	3.89	0.75	4.64
Leonard B. Turk	4.26	0.75	5.01

(1)	Mr. Chow will be entitled to receive 700,000 restricted ordinary shares of the Company (or their equivalent value in cash) upon completion of his three-year contract, which will expire on November 30, 2006. The final number of shares (or cash amount) delivered may be adjusted to reflect relevant changes (if any) in the Company’s share capital after his appointment. In certain limited circumstances, Mr. Chow may be entitled to receive some or all of the restricted ordinary shares (or the respective cash amount) prior to the completion of his contract.

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

Remuneration Committee

The remuneration committee consists of three non-executive Directors appointed by the Board. The current members of the remuneration committee are Mr. Edward S.T. Ho (chairman), Mr. T. Brian Stevenson and Mr. Frederick S.H. Ma. The secretary of the committee is the Human Resources Director of the Company. The quorum necessary for the transaction of business is two members of the committee. Meetings are to be held at least once a year. The remuneration committee makes recommendations to the Board on executive remuneration and considers all matters relating to the Company’s remuneration policy and the remuneration and incentives of the Directors and senior management with reference to independent remuneration research and professional advice.

Nominations Committee

The nominations committee consists of three non-executive Directors appointed by the Board, two of whom are independent non-executive Directors. The nominations committee makes recommendations to the Board on candidates for vacancies on the Board. The members of the nominations committee are Mr. David G. Eldon (chairman), Mr. Chung-Hing Lo and the Secretary for the Environment, Transport and Works (Dr. Sarah S.T. Liao).

Independent Committee

The independent committee consists of five independent non-executive Directors appointed by the Board. The current members of the independent committee are Mr. Edward S.T. Ho (chairman), Professor Yau-Kai Cheung, Ms. Christine M.S. Fang, Mr. Chung-Hing Lo and Mr. T. Brian Stevenson. The independent committee has been established to review the terms of any possible merger between the Company and KCRC and to advise independent shareholders as to whether any such terms are fair and reasonable.

Employees

The Company attributes its success to the quality and dedication of its staff. The table below shows the number of employees engaged in each of its divisions as of December 31, 2004. Substantially all of the Company’s employees are located in Hong Kong.

Division	Number of Employees
Finance	253
Human resources and administration	408
Legal and procurement	66
Operations	4,669
Property	660
Project	366
Headquarters	117
Telecommunications subsidiary (TraxComm Limited)	12
Rail Sourcing Solutions (International) Limited	4

Total	6,555

During the past 20 years, the Company has not experienced any strikes, work stoppages, labor disputes or actions which have affected the operation of its business. The Company consults employees when formulating staff policy and on corporate strategies and major changes that affect employees. In addition to 23 joint consultative committees comprising over 400 elected staff representatives, the Company also has a staff consultative council, chaired by the Human Resources Director, which consists of councillors elected from the staff representatives of joint consultative committees and management representatives. The staff consultative council meets periodically to discuss various employee matters.

There are two unions for employees, one with membership of approximately 450 train and station staff and the other with membership of approximately 950 staff from various departments. No other trade unions claim to include any of the Company’s employees as members and the Company is not aware of any other trade union activity among its employees.

As a result of continued efforts at human resources management, hiring freezes and staff redeployment, the Company’s total number of employees further decreased to 6,891 at the end of 2002, 6,629 at the end of 2003 and 6,555 at the end of 2004. The staffing requirement of the Tseung Kwan O Line was met entirely by corporate staff redeployment, resulting in higher productivity and promoting a multi-skilled workforce.

Share Ownership

As of May 31, 2005, the interests of the members of the Board and the Executive Directorate in the equity securities of the Company were as follows:

Members of the Board or Executive Directorate	Number of Ordinary Shares	Percentage of total outstanding Ordinary Shares(1)
Russell J. Black	51,132	0.00095%
William F.K. Chan	46,233	0.00086%
Philip Gaffney	47,167	0.00087%
Thomas H.K. Ho	53,599	0.00099%
Lincoln K.K. Leong	23,000	0.00043%
T. Brian Stevenson	4,443	0.00008%
Christine M.S. Fang	1,675	0.00003%

(1)	The calculation of percentage of total outstanding ordinary shares is based on the assumption that 5,392,983,974 ordinary shares were in issue on the relevant date.

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

Share Option Schemes

Under the Share Option Scheme, a total of 769 employees, including all the members of the Executive Directorate, except for Mr. Lincoln K.K. Leong, who was appointed on February 1, 2002, and Mr. C.K. Chow, who was appointed on December 1, 2003, were granted on September 20, 2000 options to subscribe for an aggregate of 48,338,000 shares at an exercise price of HK$8.44 per share, which was equivalent to 90% of the initial public offering price of HK$9.38 per share. The options may be exercised prior to September 11, 2010 subject to the vesting provisions under the Share Option Scheme. As of December 31, 2004, all options granted under the Share Option Scheme have vested.

No options to subscribe for shares vested in 2004. A total of 8,023,500 share options previously vested were exercised in 2004. The weighted average closing price in respect of share options exercised during 2004 was HK$12.09 per share. As of December 31, 2004, total options to subscribe for 17,206,000 shares remained outstanding.

Members of the Board were not granted any options to subscribe for ordinary shares under the Share Option Scheme. Options to subscribe for ordinary shares granted to members of the Executive Directorate under the Share Option Scheme are as follows:

Members of the Executive Directorate	Number of Options Granted	Expiration Date	Price per share to be paid on exercise of options	Consideration paid for options granted	Options outstanding as of December 31, 2004
Russell J. Black	1,066,000	September 11, 2010	$8.44	None	—
William F.K. Chan	1,066,000	September 11, 2010	$8.44	None	317,500
Philip Gaffney	1,066,000	September 11, 2010	$8.44	None	416,000
Thomas H.K. Ho	1,066,000	September 11, 2010	$8.44	None	321,000
Leonard B. Turk	1,066,000	September 11, 2010	$8.44	None	—

Under the terms of the Share Option Scheme, each member of the Executive Directorate must, up to and including the date on which the options granted to him under the Share Option Scheme are exercised in full or lapse, continue to beneficially own (i) at all times after October 26, 2001, at least 23,000 shares, and (ii) at all times after October 26, 2002, at least 46,000 shares.

At the Company’s annual general meeting of shareholders held on May 16, 2002, the shareholders adopted the New Joiners Share Option Scheme (the “New Scheme”). The New Scheme is intended to provide new members of the top and senior management of the Company who did not participate in the Share Option Scheme and who joined the Company after September 11, 2000 with the opportunity to participate in the growth of the Company. The exercise price of any option granted under the New Scheme is to be determined by the Company upon the offer of the grant of the option. The exercise price of any option should not be less than the greater of (i) the average closing price of a share for the five business days immediately preceding the day of the offer of such option; (ii) the closing price of a share on the day of the offer of such option, which must be a business day; and (iii) the nominal value of a share. Under the New Scheme, a maximum of 5,056,431 shares may be issued pursuant to the exercise of options granted, representing 0.1% of the issued share capital of the Company as of December 31, 2004. The options will vest over a period of three years, with an equal proportion vesting each year subject to rounding for board lots, and are exercisable for a period up to ten years after the date of offer.

On August 1, 2003, options to subscribe for 1,561,200 shares at an exercise price of HK$9.75 per share were granted to a total of five employees, including Mr. Lincoln K.K. Leong, a member of the Executive Directorate, who was granted options to subscribe for 1,066,000 shares. As of December 31, 2004, total options to subscribe for 1,561,200 shares were outstanding under the New Scheme.

Under the terms of the New Scheme, Mr. Lincoln K.K. Leong, a member of the Executive Directorate, must, up to and including the date on which the options granted to him under the New Scheme are exercised in full or lapse, continue to beneficially own (i) at all times on and after August 4, 2004, at least 23,000 shares, and (ii) at all times on and after August 4, 2005, at least 46,000 shares.

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

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholder

As of May 31, 2005, The Financial Secretary Incorporated on behalf of the Government owned 4,121,262,921 or approximately 76% of the ordinary shares of the Company. As of May 31, 2005, approximately 1.43% of the shares of the Company were held on account of the Exchange Fund. The Exchange Fund is a fund established under the Exchange Fund Ordinance (Cap. 66 of the laws of Hong Kong) under the control of the Financial Secretary of Hong Kong. It is used primarily for such purposes as the Financial Secretary thinks fit to affect, either directly or indirectly, the exchange value of the currency of Hong Kong and for other purposes incidental thereto. All of the ordinary shares of the Company held by The Financial Secretary Incorporated and the Exchange Fund have the same voting rights as ordinary shares held by other shareholders. To the Company’s knowledge, other than The Financial Secretary Incorporated, there are no beneficial owners of 5% or more of the Company’s ordinary shares. Prior to October 5, 2000, the Government through The Financial Secretary Incorporated owned all of the Company’s shares except for one share held by Denise C.Y. Yue, former Secretary for the Treasury.

To the Company’s knowledge, there were 40 record holders of ordinary shares with registered addresses in the United States as of May 31, 2005. JPMorgan Chase Bank, the depositary for the Company’s Level I American depositary receipt program (the “ADR Program”), has advised the Company that, as of May 31, 2005, 277,867 American depositary shares were registered in the name of a nominee of The Depository Trust Company under the ADR Program.

The Government has stated that it will remain as the largest shareholder of the Company, and will continue to hold the legal and beneficial interest in not less than 50% of the Company’s ordinary share capital and not less than 50% of the voting rights at general meetings of the Company, for at least 20 years from October 5, 2000. In addition, the Government has stated that it does not intend to use its rights as a majority shareholder to intervene in the commercial decisions of the Company. The Government has also stated that it does not intend to vote its shareholding in opposition to a resolution supported by a majority of the Board, although it retains the power to do so. Although the Government has stated its intention to dispose of part of its remaining shareholding in the financial years 2001/2002, 2002/2003 and 2003/2004 while maintaining its majority shareholding, subject to market conditions, budgetary considerations and the state of the Hong Kong economy, it did not dispose of any part of its remaining shareholding in such financial years. A firm timetable for the future sale of its remaining shareholding has not yet been established.

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

On March 17, 2004, the Company entered into an agreement with Hong Kong IEC Limited, a joint venture partially owned by the Government, for the design, construction, financing and operation of a new Airport Express Line station to serve the new AsiaWorld-Expo (formerly known as the International Exhibition Centre), being built at the Hong Kong International Airport. See Item 4, “Information on the Company – History and Development of the Company – Capital Expenditures and Divestitures – Airport Express Line”.

Octopus Cards Limited

On January 17, 2001, the shareholders in Octopus Cards Limited entered into a new shareholders’ agreement under which Octopus Cards Limited was converted from a non-profit making entity to a for-profit entity. In connection with this agreement, the Company’s shareholding in Octopus Cards Limited was reduced to 57.4% and the KCRC’s shareholding was reduced to 22.1%.

On January 17, 2001, the Company entered into an Octopus Card Services Agreement (the “Octopus Services Agreement”) with Octopus Cards Limited to formalize the arrangements that had already existed between them as to services provided to each other relating to Octopus. Under the terms of the Octopus Services Agreement, the Company will accept use of Octopus as payment for its fares and will provide add value services, refund handling and other services to Octopus Cards Limited for an indefinite period terminate on six months’ prior notice (with such notice not to be given prior to July 1, 2010). In 2004, pursuant to the Octopus Services Agreement, the Company paid Octopus Cards Limited a total of HK$51 million and Octopus Cards Limited paid the Company a total of HK$18 million.

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

Entrustment Agreements

The Company entered into entrustment agreements with the Government in relation to the TKE and the Airport Railway, under which the Company agreed to carry out works on behalf of the Government in return for monthly payments based on the work completed. The agreements included an agreement, dated May 14, 2002, for the Company to design and construct the southern extension to Tsim Sha Tsui station and related pedestrian underpasses, with a total value of HK$270,000,000.

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

The Company entered into an agreement with TDD, dated May 13, 2003, to carry out construction works relating to Hong Kong station extended overrun tunnels for TDD with a total value of HK$58,600,000.

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

•	Conditions of Exchange No. 12620, dated March 4, 2002, in respect of KIL No. 11151 for development at Olympic station (building covenant period expiration date March 31, 2007), with a total consideration of HK$815,050,000 and a lease term of 50 years from the date of the Conditions.

•	A letter, dated February 5, 2003, for extension of the building covenant of New Grant No. 8102 for Tung Chung Town Lot No. 5 (building covenant period expiration date June 30, 2004) for a total consideration of HK$22,258,000.

•	A letter, dated June 9, 2004, for the extension of the building covenant of New Grant No. 8102 for Tung Chung Town Lot No. 5 (building covenant period expiration date September 30, 2004) for a total consideration of HK$15,936,000.

•	A letter, dated July 14, 2004, excluding balconies and utility platforms from the calculation of gross floor area for Tung Chung Lot No. 5, for a total consideration of HK$30,561,000.

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

•	New Grant No. 9687 for Private Treaty Grant, dated March 28, 2002, of Tseung Kwan O Town Lot No. 75 for development at Area 55b Tseung Kwan O (building covenant period expiry date March 31, 2007) with a total consideration of HK$600,000,000 subject to a Deed of Surrender dated December 28, 2002 for surrender of a stratum of the lot. By a letter dated June 30, 2004, the Government excluded balconies and utility platforms from the calculation of gross floor area for this development, with a total consideration of HK$32,560,640.

•	New Grant No. 9686 for Private Treaty Grant, dated March 28, 2002, of Tseung Kwan O Town Lot No. 74 for development at Area 57a Tseung Kwan O (building covenant period expiry date March 31, 2007) with a total consideration of HK$202,800,000 subject to a Deed of Surrender dated December 28, 2002 for surrender of a stratum of the lot.

•	New Grant No. 9689, dated May 16, 2002, of Tseung Kwan O Town Lot No. 70 for development at Tseung Kwan O Area 86 (building covenant period expiry date December 31, 2015 or 60 months from the due date for payment of land premium of Site O, whichever is the later) with a total consideration of HK$150,000,000 for site M1 and the consideration for the other sites to be assessed. On January 24, 2005, the Company accepted the land premium offer from the Government with respect to development rights on Site F of Tseung Kwan O Town Lot No. 70, with a total consideration of HK$2,319,290,000 and provided an undertaking regarding a lease modification in respect of Tseung Kwan O Town Lot No. 70 reflecting the master layout plan approved by the Government on August 13, 2004. Pursuant to this acceptance, on April 19, 2005, the Company and the Government entered into a modification letter determining the building covenant period expiry date of Site F as June 30, 2011 and other development parameters for Site F.

•	New Grant No. 9694 for Private Treaty Grant, dated October 22, 2002, of Tseung Kwan O Town Lot No. 24 for development at Area 38b Tseung Kwan O (building covenant period expiry date December 31, 2007) with a total consideration of HK$1,276,000,000.

•	New Grant No. 9700 for Private Treaty Grant, dated February 11, 2003, of Tseung Kwan O Town Lot No. 73, for development at Area 73b Tseung Kwan O (building covenant period expiry date March 31, 2008 for Site A and March 31, 2009 for Site B) with a consideration of HK$1,028,000,000 for Site A and the consideration for Site B assessed on January 10, 2004, at HK$1,227,840,000. By a letter dated August 3, 2004, the Government excluded balconies and utility platforms from the calculation of gross floor area of this development at Site A, with a total consideration of HK$36,915,120. This letter was superseded by a letter dated April 11, 2005, whereby the Government excluded balconies and utility platforms from the calculation of the gross floor area for the whole development, for a total consideration of HK$83,198,620.

The Company has entered into a land grant relating to NKIL No. 6179 for development rights near Choi Hung station in order for the Company to develop the lot in accordance with the terms and conditions stipulated in the Conditions of Grant No. 12611 dated November 12, 2001 (building covenant expiration date June 30, 2006), with a total consideration of HK$207,000,000 and a lease term of 50 years from the date of grant. On June 26, 2004, the Company entered into a modification letter with the Government for additional gross floor area and other amendments relating to the development with a total consideration of HK$95,190,000.

The Company entered into a supplemental lease with the Government on February 11, 2002, and a modification letter, dated May 13, 2002, in respect of the remaining portion of Mass Transit Railway Lot No. 1. Under this supplemental lease, the Government leased to the Company land occupied by the QBR at an annual rent of 3% of the rateable value of the leased area for a term commencing October 1, 2001 to June 29, 2050 on terms and conditions substantially similar to the lease for the Mass Transit Railway Lot No. 1. The company entered into a modification letter with the Government on May 31, 2004, which modified the lease in certain areas for a minimal administrative fee.

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

Item 8. Financial Information.

Consolidated Financial Statements

See Item 17, “Financial Statements”. Other than as disclosed elsewhere in this annual report, no significant change has occurred since the date of the consolidated financial statements.

Legal Proceedings

A number of disputes have arisen in relation to entrusted and essential infrastructure works carried out by the Highways Department and the Territories Development Department of the Government on behalf of the Company for the construction of the Tung Chung Line and the Airport Express Line. These disputes have been referred to mediation, and while a settlement has been concluded with the Highways Department a small number of disputes remain to be settled with the Territories Development Department. The dispute with one of the contractors under the QBR has been settled within the provision made by the Company. The Company believes that it is not necessary to make any further provision under the Lantau and Airport Railway Project in relation to the outstanding disputes with the Territories Development Department.

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

An interim dividend of HK$0.14 per share was paid on October 28, 2004. A final dividend of HK$0.28 was approved by shareholders at the annual general meeting on June 2, 2005. Both the interim dividend and final dividend for 2004 include a scrip alternative for shareholders with Hong Kong addresses, which allows such shareholders to receive all or a portion of their dividend in shares as opposed to cash. As the Company’s majority shareholder, the Government has agreed to elect to receive all or part of its entitlement to dividends in 2001, 2002 and 2003, in the form of scrip to the extent necessary to ensure that the amount payable in cash will not exceed 50% of the total dividend payable. On February 26, 2004, the Government agreed to extend the scrip dividend arrangement to each of the three fiscal years ending December 31, 2006. In addition, the Government has agreed to waive its entitlement to cash dividends totaling HK$798 million at net present value as of December 31, 2001, as assistance to the Company in connection with the Disneyland Resort Line project. The Government has satisfied its funding assistance by waiving HK$219 million, HK$675 million and HK$37 million of its entitlement to cash dividends declared and payable to the Government in 2002, 2003 and 2004, respectively. See Item 4, “Information on the Company — History and Development of the Company — Capital Expenditures and Divestitures — Disneyland Resort Line”.

For subsequent fiscal years, the Board anticipates that the Company will continue to pay, subject to its actual financial performance, two dividends in respect of each fiscal year with interim and final dividends payable around October and June, respectively, with the interim dividend representing approximately one third of the total dividends to be paid for the entire year.

Item 9. The Offer and Listing.

Markets

The Company’s ordinary shares are listed on the Hong Kong Stock Exchange and are quoted on the London SEAQ International System. The sponsored American Depositary Shares (“ADSs”) are traded on the Over-the-Counter (“OTC”) market in the United States under the symbol “MTRJY”. Each ADS represents ten ordinary shares of the Company. The Company is included in the Hang Seng Index, the Hang Seng Hong Kong Composite Index, the Hang Seng London Reference Index, the MSCI Index Series, the FTSE All-World Hong Kong Index, the Dow Jones Sustainability Index and the FTSE4Good Global Index. The Company’s 7.50% Notes Due February 4, 2009 are listed on the Hong Kong Stock Exchange and the Luxembourg Stock Exchange. The Company’s 7.50% Notes Due November 8, 2010 are listed on the Luxembourg Stock Exchange. The Company’s floating rate notes due August 2005 issued under its debt issuance program are listed on the London Stock Exchange. Notes with a coupon rate of 4.75% issued by MTR Corporation (C.I.) Limited under the debt issuance program, which are unconditionally and irrevocably guaranteed by the Company and will mature in January 2014, are also listed on the London Stock Exchange.

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

Directors

Material Interests and Voting

Directors cannot vote or be counted in the quorum with regard to any contract, transaction, arrangement or any other kind of proposal in which they have a material interest. For this purpose, interests of persons connected with the Director (including any of his associates (as defined in the Articles)) are treated as the interests of the Director himself, but interests purely as a result of an interest in the Company’s shares, debentures or other securities are disregarded. However, the restriction from voting and being counted in the quorum does not apply if the only material interest the Director has is included in the following list:

•	a resolution about giving him or any of his associates any security or indemnity for any money lent or obligations incurred by him, or any of his associates or any other person, at the request, or for the benefit, of the Company or any of its subsidiaries;

•	a resolution about giving any security or any indemnity to any other person for a debt or obligation which is owed by the Company or any of its subsidiaries, to that other person, if the Director or any of his associates has taken responsibility for some or all of that debt or obligation by giving a guarantee, indemnity or security;

•	a resolution about any proposal relating to an offer of any shares, debentures or other securities for subscription or purchase by the Company or any other entity which the Company may promote or be interested in where the Director or any of his associates is to take part in the underwriting or sub-underwriting of the offer;

•	a resolution about any proposal involving any other company in which the Director (together with any associate) is interested, whether directly or indirectly, provided that he, together with any of his associates, does not hold more than 5% of either: (1) any class of equity share capital in that company or in a third company through which his interest or that of any of his associates is derived; or (2) the voting rights in that company;

•	any arrangement concerning the benefit of employees of the Company or its subsidiaries, including the adoption, modification or operation of: (1) any employees’ share scheme or any share incentive or share option scheme (which shall include, without limitation, the Share Option Scheme) under which the Director or any of his associates may benefit; or (2) a pension fund or retirement, death or disability benefits scheme which relates to Directors, any of their associates and employees of the Company or any of its subsidiaries which only gives him or any of his associates as such benefits which are also given to the class of persons to whom the arrangement relates; or

•	any arrangement in which the Director or any of his associates is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue of his interest or that of any of his associates in shares or debentures or other securities of the Company.

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

Borrowing Powers

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the Company’s undertaking, property and assets (present and future) and uncalled capital. The Board may issue debentures and other securities of the Company and give securities for any debt, liability or obligation of the Company or any third party. These provisions, in common with the Articles in general, can be varied by a special resolution of the Company’s shareholders.

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

Material Contracts

The Company did not enter into any material contracts within the two years preceding the date of this Annual Report.

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

Documents on Display

It is possible to read and copy documents referred to in this Annual Report that have been filed with the U.S. Securities and Exchange Commission (the “SEC”) at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

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

There are four main categories of risk related to using derivative instruments, namely, market risk (including foreign exchange rate risk and interest rate risk), credit risk, operational risk and legal risk. The Group employs derivative instruments purely for hedging purposes to minimize the Group’s exposure to market risks.

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

			As of December 31, 2004								As of December 31, 2003
			Expected Maturity Dates
Interest Rate Risk			2005	2006	2007	2008	2009	Thereafter	Total	Aggregate Fair Value	Total	Aggregate Fair Value
			(HK$ equivalent in million)
On-balance sheet financial instruments
A.	Capital Market Instruments:
	I.	Fixed Rate Notes (US$)	2,332	—	—	—	5,832	10,575	18,739	20,310	14,053	15,998
		Average Interest Rate	7.25%	—	—	—	7.50%	6.10%	6.68%	—	7.32%	—

		Fixed Rate Notes (HK$)	1,650	2,450	—	500	—	2,823	7,423	7,776	11,083	11,416
		Average Interest Rate	4.97%	5.43%	—	6.12%	—	4.77%	5.12%	—	5.17%	—

	II.	Variable Rate Notes (US$)	194	—	—	—	—	—	194	194	194	194
		Average Interest Rate	3.40%	—	—	—	—	—	3.40%	—	3.40%	—

		Variable Rate Notes (HK$)	—	—	—	—	—	—	—	—	250	250
		Average Interest Rate	—	—	—	—	—	—	—	—	0.99%	—

B.	Bank Loans:
	I.	Fixed Rate (US$)	7	7	7	7	7	12	47	52	52	59
		Average Interest Rate	5.45%	5.45%	5.45%	5.45%	5.45%	5.45%	5.45%	—	5.45%	—

		Fixed Rate (Euro)	24	24	24	24	24	38	158	166	169	169
		Average Interest Rate	4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	—	4.34%	—

	II.	Variable Rate (HK$)	285	570	570	1,840	80	41	3,386	3,386	5,285	5,285
		Average Interest Rate	1.41%	2.02%	2.61%	3.06%	3.54%	3.79%	2.69%	—	3.38%	—

		Variable Rate (US$)	7	7	7	7	7	12	47	47	47	55
		Average Interest Rate	3.87%	4.14%	4.31%	4.48%	4.64%	4.84%	4.42%	—	3.91%	—

		Variable Rate (Yen)	—	—	—	—	—	—	—	—	—	—
		Average Interest Rate	—	—	—	—	—	—	—	—	—	—

			As of December 31, 2004									As of December 31, 2003
			Expected Maturity Dates
Interest Rate Risk				2005	2006	2007	2008	2009	Thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
			(HK$ equivalent in million)
Off-balance sheet financial instruments

C.	Cross Currency & Interest Rate Swaps:
			Currency
	I.	Fixed to Variable
		Notional pay amount	HK$	3,102	—	—	—	775	780	4,657	(292)	6,212	551
		Notional receive amount	US$	3,110	—	—	—	778	778	4,666	—	6,211	—
		Interest pay rate		1.93%	—	—	—	5.09%	4.28%	2.85%	—	3.46%	—
		Interest receive rate		7.38%	—	—	—	7.50%	4.50%	6.92%	—	7.06%	—

		Notional pay amount	HK$	20	20	20	20	20	30	130	(55)	151	29
		Notional receive amount	Euro	24	24	24	24	24	38	158	—	169	—
		Interest pay rate		0.15%	0.76%	1.35%	1.86%	2.27%	2.76%	1.62%	—	2.19%	—
		Interest receive rate		4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	—	4.34%	—

	II.	Variable to Variable
		Notional pay amount	HK$	390	—	—	—	1,716	1,362	3,468	11	6,628	15
		Notional receive amount	US$	389	—	—	—	1,711	1,360	3,460	—	6,599	—
		Interest pay rate		1.33%	—	—	—	3.45%	3.91%	3.39%	—	4.21%	—
		Interest receive rate		3.37%	—	—	—	4.14%	4.46%	4.18%	—	4.19%	—

	III.	Fixed to Fixed
		Notional pay amount	HK$	388	—	—	—	2,178	6,886	9,452	369	388	(43)
		Notional receive amount	US$	389	—	—	—	2,177	6,881	9,447	—	388	—
		Interest pay rate		8.00%	—	—	—	0.03%	0.03%	0.36%	—	8.00%	—
		Interest receive rate		7.25%	—	—	—	0.04%	0.05%	0.33%	—	7.25%	—

(1)	Fair value for off-balance sheet financial instruments represents the amount the Company would receive (pay) to close out the transactions.

			As of December 31, 2004									As of December 31, 2003
			Expected Maturity Dates
Interest Rate Risk				2005	2006	2007	2008	2009	Thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
			(HK$ equivalent in million)
Off-balance sheet financial instruments
D.	Interest Rate Swaps and Options:
			Currency
	I.	Variable to Fixed
		Notional amount	HK$	5,900	2,400	550	700	—	—	9,550	(217)	12,500	(334)
		Interest pay rate		4.09%	3.07%	5.01%	3.62%	—	—	3.85%	—	3.38%	—
		Interest receive rate		1.15%	1.76%	2.35%	2.86%	—	—	1.50%	—	1.83%	—

	II.	Fixed to Variable
		Notional amount	US$	—	—	—	—	778	777	1,555	117	1,553	111
		Interest pay rate		—	—	—	—	5.95%	5.38%	5.67%	—	5.78%	—
		Interest receive rate		—	—	—	—	7.50%	7.50%	7.50%	—	7.50%	—

		Notional amount	HK$	200	1,450	—	500	—	1,468	3,618	299	5,818	189
		Interest pay rate		1.28%	1.94%	—	3.16%	—	5.01%	3.32%	—	3.08%	—
		Interest receive rate		5.30%	5.73%	—	6.12%	—	4.76%	5.37%	—	5.19%	—

	III.	Variable to Variable
		Notional amount	HK$	—	—	—	—	—	—	—	—	200	—
		Interest pay rate		—	—	—	—	—	—	—	—	0.81%	—
		Interest receive rate		—	—	—	—	—	—	—	—	0.60%	—

E.	Forward Rate Agreement:
		Notional amount	HK$	—	—	—	—	—	—	—	—	500	—
		Interest pay rate		—	—	—	—	—	—	—	—	0.67%	—
		Interest receive rate		—	—	—	—	—	—	—	—	0.17%	—

(1)	Fair value for off-balance sheet financial instruments represents the amount the Company would receive (pay) to close out the transactions.

			As of December 31, 2004								As of December 31, 2003
			Expected Maturity Dates
Currency Risk			2005	2006	2007	2008	2009	Thereafter	Total	Aggregate Fair Value	Total	Aggregate Fair Value
			(HK$ equivalent in million)
On-balance sheet financial instruments

A.	Capital Market Instruments:

	I.	US$
		Fixed Rate Notes	2,332	—	—	—	5,832	10,575	18,739	20,310	14,053	15,998
		Average Interest Rate	7.25%	—	—	—	7.50%	6.10%	6.68%	—	7.32%	—

		Variable Rate Notes	194	—	—	—	—	—	194	194	194	194
		Average Interest Rate	3.40%	—	—	—	—	—	3.40%	—	3.40%	—

B.	Bank Loans:

	I.	US$
		Fixed Rate Notes	7	7	7	7	7	12	47	52	52	59
		Average Interest Rate	5.45%	5.45%	5.45%	5.45%	5.45%	5.45%	5.45%	—	5.45%	—

		Variable Rate Notes	7	7	7	7	7	12	47	47	47	55
		Average Interest Rate	3.87%	4.14%	4.31%	4.48%	4.64%	4.84%	4.42%	—	3.91%	—

	II.	Euro
		Fixed Rate Notes	24	24	24	24	24	38	158	166	169	169
		Average Interest Rate	4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	—	4.34%	—

			As of December 31, 2004									As of December 31, 2003
			Expected Maturity Dates
Currency Risk				2005	2006	2007	2008	2009	Thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
			(HK$ equivalent in million)
Off-balance sheet financial instruments

C.	Cross Currency & Interest Rate Swaps:
			Currency
	I.	US$ to HK$
	Fixed to Variable
		Notional pay amount	HK$	3,102	—	—	—	775	780	4,657	(292)	6,212	551
		Notional receive amount	US$	3,110	—	—	—	778	778	4,666	—	6,211	—
		Interest pay rate		1.93%	—	—	—	5.09%	4.28%	2.85%	—	3.46%	—
		Interest receive rate		7.38%	—	—	—	7.50%	4.50%	6.92%	—	7.06%	—

	Fixed to Fixed
		Notional pay amount	HK$	388	—	—	—	2,178	6,886	9,452	369	388	(43)
		Notional receive amount	US$	389	—	—	—	2,177	6,881	9,447	—	388	—
		Interest pay rate		8.00%	—	—	—	0.03%	0.03%	0.36%	—	8.00%	—
		Interest receive rate		7.25%	—	—	—	0.04%	0.05%	0.33%	—	7.25%	—

	Variable to Variable
		Notional pay amount	HK$	390	—	—	—	1,716	1,362	3,468	11	6,628	15
		Notional receive amount	US$	389	—	—	—	1,711	1,360	3,460	—	6,599	—
		Interest pay rate		1.33%	—	—	—	3.45%	3.91%	3.39%	—	4.21%	—
		Interest receive rate		3.37%	—	—	—	4.14%	4.46%	4.18%	—	4.19%	—

	II.	Euro to HK$
	Fixed toVariable
		Notional pay amount	HK$	20	20	20	20	20	30	130	(55)	151	29
		Notional receive amount	Euro	24	24	24	24	24	38	158	—	169	—
		Interest pay rate		0.15%	0.76%	1.35%	1.86%	2.27%	2.76%	1.62%	—	2.19%	—
		Interest receive rate		4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	—	4.34%	—

D.	Interest Rate Swaps and Options:

	I.	Fixed to Variable
		Notional amount	US$	—	—	—	—	778	777	1,555	117	1,553	111
		Interest pay rate		—	—	—	—	5.95%	5.38%	5.67%	—	5.78%	—
		Interest receive rate		—	—	—	—	7.50%	7.50%	7.50%	—	7.50%	—

(1)	Fair value for off-balance sheet financial instruments represents the amount the Company would receive (pay) to close out the transactions.

			As of December 31, 2004								As of December 31, 2003
			Expected Maturity Dates
Currency Risk			2005	2006	2007	2008	2009	Thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
										(HK$ equivalent in million)		(HK$ equivalent in million)
E.	Foreign Exchange Forward Contracts

	I.	Euro (in Euro millions - Purchased)	10	1	—	—	—	—	11	22	20	38
		Weighted Average Contract Rate (vs HKD)	8.3927	8.7719	—	—	—	—	8.4374	—	7.7437	—

		Euro (in Euro millions) - Sold)	2	1	1	—	—	—	4	(6)	7	(5)
		Weighted Average Contract Rate (vs HKD)	8.9289	8.9465	8.9262	—	—	—	8.9339	—	9	—

	II.	Australian Dollar (in AUD millions)	0	0	—	—	—	—	0	0	2	0
		Weighted Average Contract Rate (vs HKD)	4.8139	4.7459	—	—	—	—	4.7825	—	5	—

	III.	Swiss Franc (in CHF millions)	8	5	3	—	—	—	16	3	29	(4)
		Weighted Average Contract Rate (vs HKD)	6.4962	6.6797	7.0371	—	—	—	6.6522	—	6.4767	—

	IV.	United States Dollar (in USD millions)	25	—	—	—	—	—	25	(2)	66	(2)
		Weighted Average Contract Rate (vs HKD)	7.7480	—	—	—	—	—	7.7480	—	7.7449	—

	V.	British pound (in GBP)	0	—	—	—	—	—	0	0	0	0
		Weighted Average Contract Rate (vs HKD)	13.6489	—	—	—	—	—	13.6489	—	13.1796	—

(1)	Fair value for off-balance sheet financial instruments represents the amount the Company would receive (pay) to close out the transactions.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures

In the first half of 2005, an evaluation was carried out by the Company’s management, with the participation of the Chief Executive Officer and Finance Director, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures (as defined in Rule 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended). Based upon that evaluation, the Chief Executive Officer and Finance Director concluded that these disclosure controls and procedures were effective as of December 31, 2004.

During 2004, no change to the Group’s internal control over financial reporting (as defined in Rule 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended) occurred that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Board has determined that Mr. T. Brian Stevenson, the chairman of the Company’s audit committee, is an audit committee financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

Item 16B. Code of Ethics

The Executive Directorate has adopted a Code of Ethics for Senior Finance Officers, which applies to the Chief Executive Officer, Finance Director, General Manager–Financial Control & Treasury and all staff at the managerial level within the Financial Control, Treasury, Corporate Finance and Investor Relations Departments of the Company.

The Company will provide any person without charge, upon request, a copy of the Code of Ethics for Senior Finance Officers. Any request should be addressed to the Company Secretary of the Company at MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong.

Item 16C. Principal Accountant Fees and Services

The following table summarizes the fees that the Company paid or accrued for services provided by KPMG for the fiscal years ended December 31, 2003 and 2004:

	2003		2004
	(in thousands)
Audit Fees	HK$	4,219	HK$	4,300
Audit Related Fees		181		204
Tax Fees		1,059		418
All Other Fees		67		138

Total	HK$	5,526	HK$	5,060

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

All Other Fees. This category consists primarily of fees for professional services rendered in connection with the issuance of notes.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements.

Index to Financial Statements:

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Profit and Loss Account	F-2

Consolidated Balance Sheet	F-3

Consolidated Statement of Changes in Equity	F-4

Consolidated Cash Flow Statement	F-5

Notes to the Consolidated Financial Statements	F-6

Item 18. Financial Statements.

The Company has elected to provide the information required under Item 17 in lieu of Item 18.

Item 19. Exhibits.

Exhibits to this Annual Report:

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Mass Transit Railway Ordinance (incorporated herein by reference to the Registration Statement on Form F-3, filed by the Company and MTR Corporation (C.I.) Limited on September 10, 2001 (File No: 333-13904) (the “Form F-3”)).

1.2	Memorandum of Association of the Company (incorporated herein by reference to the Form F-3).

1.3	Articles of Association of the Company (as amended on June 3, 2004) (incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed by the Company on June 25, 2004).

2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

2c.1	Indenture, dated October 1, 1995, between Mass Transit Railway Corporation (the predecessor of the Company) and The First National Bank of Chicago, as Trustee (incorporated herein by reference to the Form F-3).

Exhibit Number	Description of Exhibit
2c.2	First Supplemental Indenture, dated January 25, 1999, between Mass Transit Railway Corporation (the predecessor of the Company) and The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

2c.3	Second Supplemental Indenture, dated June 12, 2000, between the Company and Bank One Trust Company, N.A. as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

2c.4	Third Supplemental Indenture, dated as of September 7, 2001, between MTR Corporation Limited and Bank One Trust Company, N.A., as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

2c.5	Indenture, dated as of September 7, 2001, among MTR Corporation (C.I.) Limited, as Issuer, MTR Corporation Limited, as Guarantor, and Bank One Trust Company, N.A., as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

4.1	Operating Agreement, dated June 30, 2000, between Secretary for Transport (now known as Secretary for the Environment, Transport and Works) for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

4.2	Comfort Letter dated July 14, 2000 from Planning and Lands Bureau (now known as Housing, Planning and Lands Bureau) of the Government of the Hong Kong Special Administrative Region, to the Company regarding land matters relating to the privatization of the Company (incorporated herein by reference to the Form F-3).

4.3	Agreement dated June 30, 2000, in respect of the vesting of certain assets comprised in the Eastern Harbour Crossing, between The Secretary for the Treasury (now known as Secretary for Financial Services and the Treasury) for and on behalf of the Government of the Hong Kong Special Administrative Region, and the Company (incorporated herein by reference to the Form F-3).

4.4	Amendment and Restatement Agreement, dated June 30, 2000 in respect of The Memorandum of Understanding relating to the Eastern Harbour Crossing and The Airport Railway Operating and Maintenance Terms and The Project Agreement for the Design, Construction, Financing and Operating of the Tseung Kwan O Extension and The Letter Agreement relating to the Quarry Bay Congestion Relief Works, dated June 30, 2000, between Secretary for Transport (now known as Secretary for the Environment, Transport and Works) for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

Exhibit Number	Description of Exhibit
4.5	Indemnity Agreement, dated September 22, 2000, in respect of the global share offering, among the Company, the Members of the Board and the Members of the Executive Directorate and the Government of the Hong Kong Special Administrative Region (incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed by the Company on June 20, 2001).

4.6	Project Agreement for the design, construction, financing and operation of the Penny’s Bay Rail Link (now known as Disneyland Resort Line), dated July 24, 2002, between the Company and the Deputy Secretary for the Environment, Transport and Works for and on behalf of the Government (incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed by the Company on June 25, 2003).

7.1	Computation of Ratio of Debt to Shareholders’ Funds based on Hong Kong GAAP.

7.2	Computation of Ratio of Debt to Shareholders’ Equity based on US GAAP.

7.3	Computation of Ratio of Earnings to Fixed Charges based on Hong Kong GAAP.

7.4	Computation of Ratio of Earnings to Fixed Charges based on US GAAP.

8.1	Subsidiaries of the Company.

10.1	Memorandum on Performance Requirements between Commissioner for Transport for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

12.1	Certification of Chief Executive Officer required by Rule 15d-14(a) under the Exchange Act.

12.2	Certification of Finance Director required by Rule 15d-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 15d-14(b) under the Exchange Act.

13.2	Certification of Finance Director required by Rule 15d-14(b) under the Exchange Act.

23.1	Consent of KPMG, Independent Registered Public Accounting Firm.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MTR CORPORATION LIMITED

By:	/s/ Lincoln K.K. Leong
Lincoln K.K. Leong
Finance Director

Date: June 17, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of the Board

MTR Corporation Limited:

We have audited the accompanying consolidated balance sheets of MTR Corporation Limited and its subsidiaries (the “Group”) as of December 31, 2002, 2003 and 2004, and the related consolidated profit and loss accounts, consolidated cash flow statements and consolidated statements for changes in equity for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2003 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 47 to the consolidated financial statements. As further described in Note 47S to the consolidated financial statements, the Company has revised its presentation of cash flows reported in accordance with accounting principles generally accepted in the United States of America to present proceeds from property developers and properties sold and payments for property development projects as cash provided by operating activities.

The accompanying consolidated financial statements as of and for the year ended December 31, 2004 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Hong Kong dollars have been translated into United States dollars on the basis set forth in Note 1AA to the consolidated financial statements.

/s/KPMG

Hong Kong

March 1, 2005

MTR CORPORATION LIMITED

Consolidated Profit and Loss Account

Year ended December 31, in millions, except per share data

	NOTE	2002		2003		2004		2004
Fare revenue	2	HK$	5,720	HK$	5,489	HK$	5,932	US$	763
Station commercial and other revenue	3A		979		1,117		1,311		169
Rental and management income	3B		987		988		1,108		142

Turnover		HK$	7,686	HK$	7,594	HK$	8,351	US$	1,074
			-------		-------		-------		-------
Staff costs and related expenses	4A		(1,579)		(1,643)		(1,542)		(198)
Energy and utilities			(502)		(546)		(544)		(70)
Operational rent and rates			(87)		(21)		(70)		(9)
Stores and spares consumed			(121)		(128)		(128)		(16)
Repairs and maintenance	4B		(435)		(477)		(517)		(67)
Railway support services			(89)		(80)		(72)		(9)
Expenses relating to station commercial and other businesses			(185)		(351)		(315)		(41)
Property ownership and management expenses			(167)		(198)		(207)		(27)
Project study and business development expenses	4C		(218)		(49)		(167)		(21)
General and administration expenses	4D		(184)		(167)		(167)		(21)
Other expenses	4D		(105)		(187)		(76)		(10)

Operating expenses before depreciation		HK$	(3,672)	HK$	(3,847)	HK$	(3,805)	US$	(489)
			-------		-------		-------		-------

Operating profit from railway and related operations before depreciation		HK$	4,014	HK$	3,747	HK$	4,546	US$	585
Profit on property developments	6		3,755		5,369		4,568		588

Operating profit before depreciation		HK$	7,769	HK$	9,116	HK$	9,114	US$	1,173
Depreciation	7		(2,470)		(2,402)		(2,512)		(323)

Operating profit before interest and finance charges		HK$	5,299	HK$	6,714	HK$	6,602	US$	850
Interest and finance charges	8		(1,125)		(1,539)		(1,450)		(187)
Share of profit of non-controlled subsidiary	18		39		23		44		6

Profit before taxation		HK$	4,213	HK$	5,198	HK$	5,196	US$	669
Income tax	9A		(634)		(748)		(700)		(90)

Profit attributable to shareholders	10	HK$	3,579	HK$	4,450	HK$	4,496	US$	579

Dividends	11
Interim dividend declared and paid during the year		HK$	717	HK$	734	HK$	750	US$	97
Final dividend proposed after the balance sheet date			1,444		1,481		1,509		194

		HK$	2,161	HK$	2,215	HK$	2,259	US$	291

Earnings per share:	12
- Basic		HK$	0.70	HK$	0.85	HK$	0.84	US$	0.11
- Diluted		HK$	0.70	HK$	0.85	HK$	0.84	US$	0.11

The accompanying notes are an integral part of these consolidated financial statements

MTR CORPORATION LIMITED

Consolidated Balance Sheet

As of December 31, in millions

	NOTE	2003		2004		2004
Assets
Fixed assets	14
- Investment properties		HK$	14,169	HK$	16,687	US$	2,147
- Other property, plant and equipment			82,752		83,626		10,759

		HK$	96,921	HK$	100,313	US$	12,906
Railway construction in progress	15		181		962		124
Property development in progress	16A		2,309		2,088		269
Deferred expenditure	17		104		243		31
Interest in non-controlled subsidiary	18		110		63		8
Deferred tax assets	34B		—		15		2
Investments in held-to-maturity securities	20		—		202		26
Staff housing loans	21		67		47		6
Properties held for sale	22		812		815		105
Stores and spares	23		249		248		32
Debtors, deposits and payments in advance	24		1,153		1,276		164
Amounts due from the Government and other related parties	25		84		133		17
Cash and cash equivalents	26		376		269		35

		HK$	102,366	HK$	106,674	US$	13,725

Liabilities
Bank overdrafts	27B	HK$	12	HK$	11	US$	1
Short-term loans	27B		353		—		—
Creditors, accrued charges and provisions	29		3,420		3,034		390
Current taxation	34A		2		3		1
Contract retentions	30		311		240		31
Amounts due to the Government and other related parties	31		161		1		—
Loans and obligations under finance leases	27B		31,660		30,367		3,907
Deferred liabilities	32		86		109		14
Deferred income	33		5,061		4,638		597
Deferred tax liabilities	34B		4,000		4,764		613

		HK$	45,066	HK$	43,167	US$	5,554

Minority interests		HK$	8	HK$	8	US$	1

Net assets		HK$	57,292	HK$	63,499	US$	8,170

Shareholders’ funds
Share capital, share premium and capital reserve	35	HK$	35,086	HK$	36,269	US$	4,666
Other reserves	36		22,206		27,230		3,504

		HK$	57,292	HK$	63,499	US$	8,170

The accompanying notes are an integral part of these consolidated financial statements

MTR CORPORATION LIMITED

Consolidated Statement of Changes in Equity

Year ended December 31, in millions

	NOTE	2002		2003		2004		2004
Balance as at January 1		HK$	51,228	HK$	53,574	HK$	57,292	US$	7,371

(Deficit) / Surplus on revaluation of investment properties	36	HK$	(112)	HK$	276	HK$	2,486	US$	320
(Deficit) / Surplus on revaluation of self-occupied office land and buildings, net of deferred tax	36		(92)		(6)		273		35

Net (losses) / profits not recognized in the consolidated profit and loss account		HK$	(204)	HK$	270	HK$	2,759	US$	355

Net profit for the year		HK$	3,579	HK$	4,450	HK$	4,496	US$	579

Dividends approved during the year	11	HK$	(2,132)	HK$	(2,178)	HK$	(2,231)	US$	(287)

Shares issued under	35
- Employee Share Option Scheme		HK$	37	HK$	88	HK$	68	US$	9
- Scrip Dividend Scheme			1,066		1,088		1,115		143

Net increase in shareholders’ funds arising from capital transactions		HK$	1,103	HK$	1,176	HK$	1,183	US$	152

Balance as at December 31		HK$	53,574	HK$	57,292	HK$	63,499	US$	8,170

The accompanying notes are an integral part of these consolidated financial statements

MTR CORPORATION LIMITED

Consolidated Cash Flow Statement

Year ended December 31, in millions

	NOTE	2002		2003		2004		2004
Cash flows from operating activities
Operating profit from railway and related operations before depreciation		HK$	4,014	HK$	3,747	HK$	4,546	US$	585
Adjustments for:
(Decrease) / Increase in provision for obsolete stock			(1)		7		(3)		(1)
Decrease in provision for staff housing loans			(1)		—		—		—
Loss on disposal of fixed assets			17		16		19		3
Write-off / (Write-back) of revaluation deficit of self-occupied office land and buildings			—		69		(69)		(9)
Deferred project study costs written off			209		21		64		8
Amortization of deferred income from lease transaction			—		(4)		(5)		(1)
Exchange loss			1		1		3		1

Operating profit from railway and related operations before working capital changes		HK$	4,239	HK$	3,857	HK$	4,555	US$	586
Increase in debtors, deposits and payments in advance			(80)		(217)		(198)		(25)
Decrease in stores and spares			3		4		3		1
Increase in creditors, accrued charges and provisions			66		196		129		16

Cash generated from operations		HK$	4,228	HK$	3,840	HK$	4,489	US$	578
Overseas tax paid			—		(3)		(3)		(1)

Net cash generated from operating activities		HK$	4,228	HK$	3,837	HK$	4,486	US$	577

Cash flows from investing activities
Capital expenditure
- Tseung Kwan O Extension Project		HK$	(2,336)	HK$	(679)	HK$	(94)	US$	(12)
- Disneyland Resort Line Project			(151)		(457)		(622)		(80)
- Tung Chung Cable Car Project			(8)		(57)		(345)		(44)
- Property development projects			(377)		(88)		(183)		(24)
- Purchase of assets and other capital projects			(2,315)		(1,389)		(1,645)		(212)
Merger studies			—		—		(53)		(7)
Receipts from property developers			2,646		675		1,683		217
Proceeds from properties sold			127		180		893		115
Receipts on disposal of fixed assets			1		3		—		—
Purchase of held-to-maturity debt securities			—		—		(202)		(26)
Proceeds received on reduction of investment in a non-controlled subsidiary			9		—		—		—
Acquisition of subsidiaries, net of cash acquired			6		—		—		—
Principal repayments under Staff Housing Loan Scheme			44		17		21		3

Net cash used in investing activities		HK$	(2,354)	HK$	(1,795)	HK$	(547)	US$	(70)

Cash flows from financing activities
Shares issued		HK$	37	HK$	88	HK$	68	US$	9
Drawdown of loans			3,731		7,441		7,194		925
Repayment of loans			(1,399)		(8,803)		(8,787)		(1,131)
Reduction in capital element of finance lease			(142)		(103)		(112)		(15)
Receipts of deferred income from lease transaction			—		141		—		—
Collection / (Release) of refundable deposits and asset replacement reserve funds			4		(3)		19		3
Interest paid			(1,690)		(1,643)		(1,301)		(167)
Interest received			27		14		7		1
Interest element of finance lease rental payments			(58)		(47)		(38)		(5)
Finance charges paid			(19)		(32)		(16)		(2)
Dividends paid			(847)		(415)		(1,079)		(139)

Net cash used in financing activities		HK$	(356)	HK$	(3,362)	HK$	(4,045)	US$	(521)

Net increase / (decrease) in cash and cash equivalents		HK$	1,518	HK$	(1,320)	HK$	(106)	US$	(14)
Cash and cash equivalents at January 1			166		1,684		364		47

Cash and cash equivalents at December 31	26	HK$	1,684	HK$	364	HK$	258	US$	33

The accompanying notes are an integral part of these consolidated financial statements

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2003, 2004

1	Principal Accounting Policies

A	BASIS OF PREPARATION OF FINANCIAL STATEMENTS

i    These financial statements have been prepared in compliance with the Hong Kong Companies Ordinance. These financial statements have also been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all Statements of Standard Accounting Practice (“SSAPs”) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) (previously known as Hong Kong Society of Accountants), accounting principles generally accepted in Hong Kong and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

ii    The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment properties and self-occupied office land and buildings.

B	BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and all its subsidiaries except for a non-controlled subsidiary (see note 1D) (the “Group”) made up to December 31, each year. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from or to the date of their acquisition or disposal, as appropriate. All material inter-company transactions and balances are eliminated on consolidation.

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

Intra-group balances and transactions, and any unrealized profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

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

December 31, 2002, 2003, 2004

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

Octopus Cards Limited (“OCL”) is regarded as a jointly controlled entity as the Group does not have effective control over the Board of OCL. The investment in OCL is accounted for in the consolidated financial statements of the Company using the equity method which is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of OCL’s net assets. The consolidated profit and loss account reflects the Group’s share of the results of OCL for the year.

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

December 31, 2002, 2003, 2004

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

iv    Assets under construction are stated at cost less impairment losses. Cost comprises direct costs of construction, such as materials, staff costs and overheads, together with interest expense capitalized during the period of construction or installation and testing. Capitalization of these costs ceases and the asset concerned is transferred to fixed assets when substantially all the activities necessary to prepare the asset for its intended use are completed.

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

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases. Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group’s depreciation policies. Impairment losses are accounted for in accordance with the accounting policies on impairment of assets. Revenue arising from operating leases is recognized in accordance with the Group’s revenue recognition policies as set out in note 1T.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

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

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount of the asset.

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

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

Leasehold Land and Buildings
Self-occupied office land and buildings	the shorter of 50 years and the unexpired term of the lease
Leasehold land for railway depots	the unexpired term of the lease

Civil Works
Rails (initial cost)	Indefinite (Note)
Excavation and boring	Indefinite
Tunnel linings, underground civil structures, overhead structures and immersed tubes	100 years
Station building structures	80 - 100 years
Depot structures	80 years
Concrete kiosk structures	20 years
Station architectural finishes	20 - 30 years

Plant and Equipment
Rolling stock	7 - 40 years
Platform screen doors	35 years
Environmental control systems, lifts and escalators, fire protection and drainage system	20 - 30 years
Power supply systems	20 - 40 years
Automatic fare collection systems, metal station kiosks, and other mechanical equipment	20 years
Train control and signalling equipment, station announcement systems, telecommunication systems and advertising panels	15 years
Fixture and fitting	10 - 15 years
Maintenance equipment, office furniture and equipment	10 years
Computer software licences and applications	5 - 7 years
Cleaning equipment, computer equipment and tools	5 years
Motor vehicles	4 years

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

December 31, 2002, 2003, 2004

H	CONSTRUCTION COSTS

i    Costs incurred by the Group in respect of feasibility studies on proposed railway related construction projects (including consultancy fees, in-house staff costs and overheads) are dealt with as follows:

•	where the proposed projects are at a preliminary review stage with no certainty of materializing, the costs concerned are written off to the profit and loss account; and

•	where the proposed projects are at a detailed study stage, having been agreed in principle by the Board of Directors based on a feasible financial plan, the costs concerned are dealt with as deferred expenditure until such time as a project agreement is reached, whereupon the costs are transferred to railway construction in progress.

ii    After entering into a project agreement, all costs incurred in the construction of the railway are dealt with as railway construction in progress until commissioning of the railway line, whereupon the relevant construction costs are transferred to fixed assets.

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

December 31, 2002, 2003, 2004

v     Profits arising from the development of properties undertaken in conjunction with property developers are recognized in the profit and loss account as follows:

•	where the Group receives payments from developers at the commencement of the project, profits arising from such payments are recognized when the foundation and site enabling works are complete and acceptable for development, and after taking into account the outstanding risks and obligations, if any, retained by the Group in connection with the development;

•	where the Group receives a share of proceeds from sale of the development, profits arising from such proceeds are recognized upon the issue of occupation permits provided the amounts of revenue and costs can be measured reliably; and

•	where the Group receives a distribution of the assets of the development, profit is recognized based on the fair value of such assets at the time of receipt and after taking into account any outstanding risks and obligations retained by the Group in connection with the development.

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

viii     Where properties under construction are received as a sharing in kind from a development, these properties are initially recognized in assets under construction at fair value. Further costs incurred in the construction of those assets are capitalized into the assets under construction, which are transferred to fixed assets when substantially all the activities necessary to prepare the assets for their intended use have been completed.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

J	JOINTLY CONTROLLED OPERATIONS

The arrangements entered into by the Group with developers for property developments along the railway lines are considered to be jointly controlled operations pursuant to SSAP 21 “Accounting for interests in joint ventures”. Pursuant to the development arrangements, the Group is normally responsible for its own costs, including in-house staff costs and the costs of enabling works, and the developers normally undertake to pay for all other project costs such as land premium, construction costs, professional fees, etc. Such costs are deductible from the proceeds of sale before surplus proceeds are shared. In respect of its interests in such operations, the Group accounts for the costs of enabling works net of up-front payments received as property development in progress. In cases where up-front payments received from developers exceed the related expenditures incurred by the Group, such excess is recorded as deferred income. Expenses incurred by the Group on staff, overhead and consultancy fees in respect of these developments are also capitalized as property development in progress. The Group’s share of income earned from such operations is recognized in the profit and loss account in accordance with note 1I after netting off any related balance in property development in progress at that time.

K	INVESTMENTS IN HELD-TO-MATURITY SECURITIES

The Group’s policies for investments in held-to-maturity securities other than investments in its subsidiaries and non-controlled subsidiary are as follows:

i     Dated debt securities that the Group and/or the Company have the ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are stated in the balance sheet at amortized cost less any provisions for diminution in value. Provisions are made when carrying amounts are not expected to be fully recovered and are recognized as expenses in the profit and loss account, such provisions being determined for each investment individually.

ii     Provisions against the carrying value of held-to-maturity securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

iii     Profits or losses on disposal of investments in held-to-maturity securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the profit and loss account as they arise.

L	DEFEASANCE OF LONG-TERM LEASE PAYMENTS

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

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

M	STORES AND SPARES

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

N	LONG-TERM CONSULTANCY CONTRACTS

The accounting policy for contract revenue is set out in note 1T(iii). When the outcome of a fixed-price consultancy contract can be estimated reliably, contract costs are recognized as expense by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. When the outcome of a consultancy contract cannot be estimated reliably, contract costs are recognized as an expense in the period in which they are incurred.

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

O	CASH EQUIVALENTS

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

P	EMPLOYEE BENEFITS

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

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

ii     Contributions to defined contribution retirement plans, including contributions to Mandatory Provident Funds (“MPF”) as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as an expense in the profit and loss account as incurred, except those contributions for project staff incurred in respect of construction projects and capital works, which are capitalized as part of the cost of the qualifying assets.

iii     The Group’s net obligation in respect of defined benefit retirement plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior years; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations. If there is no deep market in such bonds, the market yield on government bonds would be used. The calculation is performed by a qualified actuary using the projected unit credit method.

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

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

Q	RETIREMENT SCHEMES

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

Employer’s contributions to the defined contribution section of the MTR Corporation Limited Retirement Scheme and the MPF Scheme are recognized in the financial statements in accordance with the policy set out in note 1P(ii).

The employer’s contributions paid and payable in respect of employees of the hybrid benefit section of the MTR Corporation Limited Retirement Scheme, as calculated annually by independent actuaries in accordance with the Retirement Scheme Rules and provisions of the Occupational Retirement Schemes Ordinance, are used to satisfy the pension expenses recognized in the financial statements according to note 1P(iii). Any deficit or surplus thereof will be dealt with in the balance sheet as accrued or prepaid benefit expenses, as the case may be.

R	INCOME TAX

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

December 31, 2002, 2003, 2004

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

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

T	REVENUE RECOGNITION

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

U	OPERATING LEASE CHARGES

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

V	INTEREST AND FINANCE CHARGES

Interest expense directly attributable to the financing of capital projects prior to their completion or commissioning is capitalized. Exchange differences arising from foreign currency borrowings related to the acquisition of assets are capitalized to the extent that they are regarded as an adjustment to interest costs. Interest expense attributable to other purposes is charged to the profit and loss account.

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

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

W	FOREIGN CURRENCY TRANSLATION

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

X	SEGMENT REPORTING

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

Y	RELATED PARTIES

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

Z	GOVERNMENT GRANTS

Government grants are assistance by Government in the form of transfer of resources in return for the Company’s compliance to the conditions attached thereto. Government grant which represents compensation for the cost of an asset, will be deducted from the cost of the asset in arriving at its carrying value to the extent of the amounts received and receivable as at the date of the balance sheet. Any excess of the amount of grant received or receivable over the cost of the asset at the balance sheet date will be carried forward as advance receipts to set off future cost of the asset.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

AA	TRANSLATION OF 2004 CONSOLIDATED FINANCIAL STATEMENTS TO UNITED STATES DOLLARS

The Group publishes its consolidated financial statements expressed in Hong Kong Dollars. In these consolidated financial statements references to “US Dollars” or “US$” are to United States Dollars and references to “Hong Kong Dollars” or “HK$” are to Hong Kong Dollars. Solely for the convenience of the reader, the 2004 consolidated financial statements have been translated into US Dollars at the specified rate below. These translations should not be construed as representations that the Hong Kong Dollar amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. The translation of Hong Kong Dollars into US Dollars have been made at the rate of US$1.00 to HK$7.7723 which was the noon buying rate in New York City for cable transfers in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004.

2	Fare Revenue in millions

	2002		2003		2004
Fare revenue comprises:
MTR Lines	HK$	5,167	HK$	5,064	HK$	5,417
Airport Express Line		553		425		515

	HK$	5,720	HK$	5,489	HK$	5,932

The MTR Lines comprise the Kwun Tong, Tsuen Wan, Island, Tung Chung and Tseung Kwan O Lines. The fare revenue attributable to the Tseung Kwan O Line relates to the period after the line commenced operation on August 18, 2002.

3	Non-fare Revenue in millions

A	STATION COMMERCIAL AND OTHER REVENUE

	2002		2003		2004
Station commercial and other revenue comprises:
Advertising	HK$	399	HK$	386	HK$	467
Kiosk rental		238		275		298
Telecommunication income		186		198		238
Consultancy income		63		143		182
Miscellaneous business revenue		93		115		126

	HK$	979	HK$	1,117	HK$	1,311

B	RENTAL AND MANAGEMENT INCOME

	2002		2003		2004
Rental income was attributable to:
Telford Plaza	HK$	387	HK$	365	HK$	388
Luk Yeung Galleria		113		114		117
Paradise Mall		124		119		115
Maritime Square		200		209		224
International Finance Centre		5		10		77
Other properties		68		71		73

	HK$	897	HK$	888	HK$	994
Management income		85		94		108
Property agency income		5		6		6

	HK$	987	HK$	988	HK$	1,108

Included in rental income is service income of HK$63 million (2003: HK$63 million; 2002: HK$64 million) relating to the provision of air conditioning services. The leasing of Two International Finance Centre commenced in September 2003.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

4	Operating Expenses before Depreciation in millions

A	Included in staff costs and related expenses are the following retirement expenses:

	2002		2003		2004
Contributions to defined contribution plans and Mandatory Provident Fund	HK$	13	HK$	13	HK$	16
Expense recognized in respect of defined benefit plans (Note 38C)		149		156		138

	HK$	162	HK$	169	HK$	154

Other staff costs and related expenses of HK$902 million (2003: HK$943 million; 2002: HK$1,150 million) are included in construction projects, capital and revenue works, and non-fare related operations.

B     Repairs and maintenance costs relate mainly to contracted maintenance and revenue works. Other routine repairs and maintenance works are performed by in-house operations, the costs of which are included under staff costs and stores and spares consumed.

C	Project study and business development expenses comprise:

	2002		2003		2004
Tseung Kwan O Extension Further Capital Works Project (Note 15)	HK$	—	HK$	—	HK$	49
West Island Line / South Island Line (Note 17)		—		21		15
Shatin Central Link		42		—		—
North Island Link		85		—		—
Airport Railway improvement works in connection with North Island Link		63		—		—
New business development expenses		28		28		103

	HK$	218	HK$	49	HK$	167

New business development expenses relate mainly to studies on business opportunities in China and Europe in line with the Group’s business strategy.

D	Included in general and administration expenses and other expenses are the following charges / (credits):

	2002		2003		2004
Auditors’ remuneration
- audit services	HK$	3	HK$	3	HK$	4
- other services		1		1		1
Write-off / (Write-back) of deficit on revaluation of self-occupied office land and buildings (Note 14D)	HK$	—	HK$	69	HK$	(69)
Loss on disposal of fixed assets	HK$	17	HK$	16	HK$	19
Operating lease expenses:
Office buildings and staff quarters	HK$	12	HK$	12	HK$	10
Less: Amount capitalized		9		5		3

	HK$	3	HK$	7	HK$	7

Other services under auditors’ remuneration include an amount of HK$0.4 million (2003: HK$0.4 million; 2002: HK$0.5 million) relating to tax compliance services provided during the year.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

5	Remuneration of Members of the Board and the Executive Directorate in millions

A    REMUNERATION OF MEMBERS OF THE BOARD AND THE EXECUTIVE DIRECTORATE

i    The aggregate emoluments of the Members of the Board and the Executive Directorate of the Company disclosed pursuant to section 161 of the Hong Kong Companies Ordinance were as follows:

	2002		2003		2004
Fees	HK$	2	HK$	2	HK$	3
Salaries, housing allowances and other benefits-in-kind		29		28		28
Variable remuneration related to performance		3		3		8
Retirement scheme contributions		4		4		3

	HK$	38	HK$	37	HK$	42

The above emoluments do not include realized gains on exercise of share options amounting to HK$5.1 million (2003: HK$8.7 million; 2002: HK$0.2 million) in respect of certain Members of the Executive Directorate.

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

	2002	2003	2004
EMOLUMENTS	NUMBER	NUMBER	NUMBER

HK$0 - HK$500,000	13	8	9
HK$500,001 - HK$1,000,000	1	2	1
HK$3,500,001 - HK$4,000,000	1	—	—
HK$4,000,001 - HK$4,500,000	1	3	—
HK$4,500,001 - HK$5,000,000	4	2	4
HK$5,000,001 - HK$5,500,000	—	1	2
HK$6,000,001 - HK$6,500,000	—	1	—
HK$7,500,001 - HK$8,000,000	1	—	—
HK$9,000,001 - HK$9,500,000	—	—	1

	21	17	17

The information shown in the above table includes the five highest paid employees. The independent non-executive directors’ emoluments are included in the first remuneration band except the non-executive Chairman, whose emolument is included in the second remuneration band. Emolument of the ex-Chairman, Jack C K So who resigned on July 20, 2003, is included under the highest remuneration band in 2002 and 2003.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

iii    The remuneration details (excluding share option benefit) of the current members of the Executive Directorate are shown below:

	2002		2003		2004
	TOTAL		TOTAL		BASE PAY, ALLOWANCE, RETIREMENT SCHEME CONTRIBUTION AND OTHER BENEFITS		VARIABLE REMUNERATION RELATED TO PERFORMANCE		TOTAL
Chief Executive Officer (“CEO”)*	HK$	—	HK$	0.68	HK$	5.61	HK$	3.44	HK$	9.05
Finance Director #		3.96		4.30		3.89		0.75		4.64
Human Resources Director		4.49		4.45		4.11		0.75		4.86
Legal Director and Secretary		4.72		4.67		4.26		0.75		5.01
Managing Director - Operations & Business Development		4.78		5.11		4.50		0.81		5.31
Project Director		4.72		4.65		4.10		0.77		4.87
Property Director		4.52		4.46		4.10		0.75		4.85

	HK$	27.19	HK$	28.32	HK$	30.57	HK$	8.02	HK$	38.59

*	Appointed in December 2003
#	Appointed in February 2002

iv    The CEO will be entitled to receive 700,000 shares in the Company (or their equivalent value in cash) on completion of his three-year contract (i.e. November 30, 2006). The final number of shares (or cash amount) delivered may be adjusted to reflect relevant changes (if any) in the Company’s share capital after his appointment in order that the CEO’s compensation is closely tied to the Company’s longer-term performance and aligns his interests with those of shareholders. In certain limited circumstances, the CEO may be entitled to receive some or all of the shares (or the cash amount) prior to completion of his contract.

The restricted shares were offered in order to provide a competitive level of compensation and to enable the CEO’s total pay to be closely tied to the performance of the Company.

B	SHARE OPTIONS

Details of the options granted to Members of the Executive Directorate are as follows:

i    Pre-Global Offering Share Option Scheme

Under the Company’s Pre-Global Offering Share Option Scheme (“Pre-IPO Option Scheme”) described in note 43A, Jack C K So (ex-Chairman) and each of the other Members of the Executive Directorate, except C K Chow and Lincoln K K Leong, were granted options on September 20, 2000 to acquire 1,599,000 and 1,066,000 shares respectively. C K Chow and Lincoln K K Leong joined the Company on December 1, 2003 and February 1, 2002 respectively and are not beneficiaries of the Pre-IPO Option Scheme.

Under the vesting terms of the Pre-IPO Option Scheme, each eligible Member of the Executive Directorate must continue to beneficially own (i) at all times after October 26, 2001, at least 40,000 shares in the case of the ex-Chairman and at least 23,000 shares in the case of other Members of the Executive Directorate; and (ii) at all times after October 26, 2002, at least 80,000 shares in the case of the ex-Chairman and at least 46,000 shares in the case of other Members of the Executive Directorate, in each case, up to and including the date on which he has exercised his option in full or the date on which his option lapses (whichever is earlier).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

Options exercised and outstanding in respect of each Member of the Executive Directorate as at December 31, 2004 are as follows:

Executive Directorate	Date granted (month/day/year)	No. of options granted	Period during which rights exercisable (month/day/year)	Options outstanding as at January 1, 2004	Options vested during the year	Options lapsed during the year	Options exercised during the year	Price per share paid on exercise of options		Options outstanding as at December 31, 2004	Weighted average closing price of shares immediately before the date(s) on which options were exercised
Philip Gaffney	9/20/2000	1,066,000	4/5/2001-9/11/2010	1,022,000	—	—	606,000	HK$	8.44	416,000	HK$	11.80
William Chan Fu-keung	9/20/2000	1,066,000	4/5/2001-9/11/2010	822,000	—	—	504,500	HK$	8.44	317,500	HK$	12.14
Thomas Ho Hang-kwong	9/20/2000	1,066,000	4/5/2001-9/11/2010	621,000	—	—	300,000	HK$	8.44	321,000	HK$	12.25

ii    New Joiners Share Option Scheme

Under the New Joiners Share Option Scheme (“New Option Scheme”) as described in note 43B, Lincoln K K Leong, a Member of the Executive Directorate, was granted options to acquire 1,066,000 shares on August 1, 2003.

Under the vesting terms of the New Option Scheme, the grantee must continue to beneficially own (i) at all times on and after August 4, 2004, at least 23,000 shares; and (ii) at all times on and after August 4, 2005, at least 46,000 shares, up to and including the date on which he has exercised his option in full or the date on which his option lapses (whichever is earlier).

Options outstanding in respect of Lincoln K K Leong as at December 31, 2004 are as follows:

Executive Directorate	Date granted (month/day/year)	No. of options granted	Period during which rights exercisable (month/day/year)	Options outstanding as at January 1, 2004	Options vested during the year	Options lapsed during the year	Options exercised during the year	Price per share paid on exercise of options	Options outstanding as at December 31, 2004	Weighted average closing price of shares immediately before the date(s) on which options were exercised
Lincoln Leong Kwok-kuen	8/1/2003	1,066,000	7/14/2004-7/14/2013	1,066,000	355,000	—	—	—	1,066,000	—

6	Profit on Property Developments in millions

	2002		2003		2004
Profit on property developments comprises:
Transfer from deferred income on up-front payments (Note 16B(i))	HK$	2,548	HK$	1,286	HK$	1,601
Share of surplus from development		6		7		1,665
Profit on sale of properties held for sale		—		44		301
Profit recognized from sharing in kind (Note 16B(ii))		1,203		4,034		1,008
Other overhead costs		(2)		(2)		(7)

	HK$	3,755	HK$	5,369	HK$	4,568

Included in profit on sale of properties held for sale are write-back of prior year provision amounting to HK$16 million (2003: write-down of HK$16 million; 2002: write-down of HK$44 million) and cost of properties sold of HK$422 million (2003: HK$243 million; 2002: HK$118 million).

7	Depreciation in millions

	2002		2003		2004
Depreciation comprised charges on:
Railway operations
- on fixed assets held under finance leases	HK$	19	HK$	19	HK$	19
- on other railway fixed assets		2,321		2,251		2,354
Assets relating to station advertising, kiosk and miscellaneous businesses		106		109		117
Unallocated corporate assets		24		23		22

	HK$	2,470	HK$	2,402	HK$	2,512

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

8	Interest and Finance Charges in millions

	2002		2003		2004
Interest expenses in respect of:
Bank loans and overdrafts, and capital market instruments wholly repayable within 5 years	HK$	823	HK$	680	HK$	668
Capital market instruments not wholly repayable within 5 years		867		901		764
Obligations under finance leases		53		43		35

	HK$	1,743	HK$	1,624	HK$	1,467
		------		------		------
Finance charges	HK$	28	HK$	36	HK$	35
		------		------		------
Exchange (gain) / loss	HK$	—	HK$	(7)	HK$	2
		------		------		------
Interest expenses capitalized:
Disneyland Resort Line Project	HK$	(2)	HK$	(1)	HK$	(7)
Tung Chung Cable Car Project		—		(2)		(12)
AsiaWorld-Expo Station Project		—		(1)		(1)
Tseung Kwan O Extension Project		(423)		—		—
Property projects		(86)		—		—
Other capital projects		(79)		(78)		(13)
Assets under construction		(28)		(20)		(14)

	HK$	(618)	HK$	(102)	HK$	(47)
		------		------		------

	HK$	1,153	HK$	1,551	HK$	1,457
		------		------		------
Interest income in respect of:
Deposits with banks and other financial institutions	HK$	(25)	HK$	(10)	HK$	(5)
Staff housing loans		(3)		(2)		(2)

	HK$	(28)	HK$	(12)	HK$	(7)
		------		------		------

	HK$	1,125	HK$	1,539	HK$	1,450

Interest expenses have been capitalized at the average cost of funds to the Group calculated on a monthly basis. The average interest rates for each month varied from 4.1% to 5.2% per annum during the year (2003: 4.0% to 5.5% per annum; 2002: 5.2% to 5.4% per annum).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

9	Income Tax in millions

A    Income tax in the consolidated profit and loss account represents:

	2002		2003		2004
Current tax
- overseas tax for the year	HK$	1	HK$	4	HK$	4

Deferred tax
- origination and reversal of temporary differences	HK$	630	HK$	443	HK$	691
- effect of increase in tax rate on deferred tax balances at January 1, 2003		—		300		—

	HK$	630	HK$	743	HK$	691

Share of non-controlled subsidiary’s taxation	HK$	3	HK$	1	HK$	5

	HK$	634	HK$	748	HK$	700

No provision for current Hong Kong profits tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current year’s assessable profits or have sustained tax losses for the year ended December 31, 2004. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

In March 2003, the Hong Kong Government announced an increase in the Profits Tax rate applicable to the Group’s operations in Hong Kong from 16% to 17.5%. This increase was taken into account in the preparation of the Group’s 2003 financial statements.

B    Reconciliation between tax expense and accounting profit at applicable tax rates

	2002			2003			2004
			%			%			%
Profit before tax	HK$	4,213		HK$	5,198		HK$	5,196

Notional tax on profit before tax, calculated at the rates applicable to profits in the tax jurisdictions concerned	HK$	691	16.4	HK$	926	17.8	HK$	905	17.4
Tax effect of non-deductible expenses		5	0.1		53	1.0		24	0.5
Tax effect of non-taxable revenue		(62)	(1.5)		(531)	(10.2)		(220)	(4.2)
Tax effect of unused tax losses not recognized		—	—		—	—		2	—
Tax effect of tax losses not recognized in previous years		—	—		—	—		(11)	(0.2)
Effect on opening deferred tax balances resulting from an increase in tax rate during the year		—	—		300	5.8		—	—

Actual tax expenses	HK$	634	15.0	HK$	748	14.4	HK$	700	13.5

10	Profit Attributable to Shareholders

The consolidated profit attributable to shareholders includes a profit of HK$4,479 million (2003: HK$4,379 million; 2002: HK$3,512 million) which has been dealt with in the financial statements of the Company.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

11	Dividends in millions

Dividends paid and proposed during the year comprised:

	2002		2003		2004
Dividend approved and paid
- 2003 final dividend of 28 cents (2002: 28 cents; 2001: 28 cents) per share approved and paid in 2004	HK$	1,415	HK$	1,444	HK$	1,481
- 2004 interim dividend of 14 cents (2003: 14 cents; 2002: 14 cents) per share		717		734		750

	HK$	2,132	HK$	2,178	HK$	2,231

Dividend proposed
- Final dividend proposed after the balance sheet date of 28 cents (2003: 28 cents; 2002: 28 cents) per share	HK$	1,444	HK$	1,481	HK$	1,509

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

During the year, scrip dividend elections were offered to shareholders with Hong Kong addresses. The Company’s majority shareholder, The Financial Secretary Incorporated (“FSI”), had elected to receive part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that the amount payable in cash would not exceed 50% of the total dividend payable. Details of dividends paid to the FSI are disclosed in note 41J. On February 26, 2004, the Government agreed to extend the scrip dividend arrangement for the three financial years ending December 31, 2006.

Pursuant to the financing arrangement under the Disneyland Resort Line (previously known as Penny’s Bay Rail Link) Project Agreement entered into between the Group and the Government, HK$37 million (2003: HK$675 million; 2002: HK$219 million) cash dividend declared and payable to the Government during the year has been waived (note 41E).

12	Earnings Per Share

The calculation of basic earnings per share is based on the profit for the year attributable to shareholders of HK$4,496 million (2003: HK$4,450 million; 2002: HK$3,579 million) and the weighted average number of ordinary shares of 5,331,253,996 in issue during the year (2003: 5,214,028,094; 2002: 5,098,511,864).

The calculation of diluted earnings per share is based on the profit for the year attributable to shareholders of HK$4,496 million (2003: HK$4,450 million; 2002: HK$3,579 million) and the weighted average number of ordinary shares of 5,337,217,673 in issue during the year (2003: 5,217,462,182; 2002: 5,105,400,689) after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes calculated as follows:

	2002	2003	2004
Weighted average number of ordinary shares used in calculating basic earnings per share	5,098,511,864	5,214,028,094	5,331,253,996
Number of ordinary shares deemed to be issued for no consideration	6,888,825	3,434,088	5,963,677

Weighted average number of ordinary shares used for calculating the diluted earnings per share	5,105,400,689	5,217,462,182	5,337,217,673

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

13	Segmental Information in millions

The results of major business activities are summarized below:

	RAILWAY OPERATIONS		STATION COMMERCIAL AND OTHER BUSINESSES		PROPERTY OWNERSHIP AND MANAGEMENT		TOTAL RAILWAY OPERATIONS AND RELATED ACTIVITIES		PROPERTY DEVELOPMENTS		TOTAL
2002
Revenue	HK$	5,720	HK$	979	HK$	987	HK$	7,686	HK$	—	HK$	7,686
Less: Operating expenses before depreciation		2,804		185		167		3,156		—		3,156

	HK$	2,916	HK$	794	HK$	820	HK$	4,530	HK$	—	HK$	4,530
Profit on property developments		—		—		—		—		3,755		3,755

Operating profit before depreciation	HK$	2,916	HK$	794	HK$	820	HK$	4,530	HK$	3,755	HK$	8,285
Less: Depreciation		2,339		106		1		2,446		—		2,446

	HK$	577	HK$	688	HK$	819	HK$	2,084	HK$	3,755	HK$	5,839

Unallocated corporate expenses												(540)
Interest and finance charges												(1,125)
Share of profit of non-controlled subsidiary												39
Income tax												(634)

Profit for the year ended December 31, 2002											HK$	3,579

Assets
Operational assets	HK$	80,216	HK$	1,327	HK$	10,380	HK$	91,923	HK$	104	HK$	92,027
Railway construction in progress		109		—		—		109		—		109
Railway assets under construction		2,453		1		—		2,454		—		2,454
Property development in progress		—		—		—		—		2,870		2,870
Properties held for sale		—		—		—		—		794		794

	HK$	82,778	HK$	1,328	HK$	10,380	HK$	94,486	HK$	3,768	HK$	98,254

Interest in non-controlled subsidiary												87
Unallocated assets												2,778

Total assets											HK$	101,119

Liabilities
Segmented liabilities	HK$	3,690	HK$	182	HK$	367	HK$	4,239	HK$	312	HK$	4,551
Deferred income		—		—		—		—		6,226		6,226

	HK$	3,690	HK$	182	HK$	367	HK$	4,239	HK$	6,538	HK$	10,777

Unallocated liabilities												36,760
Minority interests												8

Total liabilities											HK$	47,545

Other Information
Capital expenditure on:
Operational assets and assets under construction	HK$	4,215	HK$	722	HK$	39
Railway construction in progress	HK$	220
Property development in progress									HK$	356
Non-cash expenses other than depreciation	HK$	14	HK$	3	HK$	—

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

	RAILWAY OPERATIONS		STATION COMMERCIAL AND OTHER BUSINESSES		PROPERTY OWNERSHIP AND MANAGEMENT		TOTAL RAILWAY OPERATIONS AND RELATED ACTIVITIES		PROPERTY DEVELOPMENTS		TOTAL
2003
Revenue	HK$	5,489	HK$	1,117	HK$	988	HK$	7,594	HK$	—	HK$	7,594
Less: Operating expenses before depreciation		2,878		351		198		3,427		—		3,427

	HK$	2,611	HK$	766	HK$	790	HK$	4,167	HK$	—	HK$	4,167
Profit on property developments		—		—		—		—		5,369		5,369

Operating profit before depreciation	HK$	2,611	HK$	766	HK$	790	HK$	4,167	HK$	5,369	HK$	9,536
Less: Depreciation		2,266		109		4		2,379		—		2,379

	HK$	345	HK$	657	HK$	786	HK$	1,788	HK$	5,369	HK$	7,157

Unallocated corporate expenses												(443)
Interest and finance charges												(1,539)
Share of profit of non-controlled subsidiary												23
Income tax												(748)

Profit for the year ended December 31, 2003											HK$	4,450

Assets
Operational assets	HK$	80,556	HK$	1,323	HK$	14,450	HK$	96,329	HK$	364	HK$	96,693
Railway construction in progress		181		—		—		181		—		181
Railway assets under construction		930		10		—		940		—		940
Property development in progress		—		—		—		—		2,309		2,309
Properties held for sale		—		—		—		—		812		812

	HK$	81,667	HK$	1,333	HK$	14,450	HK$	97,450	HK$	3,485	HK$	100,935

Interest in non-controlled subsidiary												110
Unallocated assets												1,321

Total assets											HK$	102,366

Liabilities
Segmented liabilities	HK$	3,000	HK$	254	HK$	358	HK$	3,612	HK$	368	HK$	3,980
Deferred income		137		—		—		137		4,924		5,061

	HK$	3,137	HK$	254	HK$	358	HK$	3,749	HK$	5,292	HK$	9,041

Unallocated liabilities												36,025
Minority interests												8

Total liabilities											HK$	45,074

Other Information
Capital expenditure on:
Operational assets and assets under construction	HK$	2,586	HK$	179	HK$	3,629
Railway construction in progress	HK$	719
Property development in progress									HK$	161
Non-cash expenses other than depreciation	HK$	19	HK$	2	HK$	—

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

	RAILWAY OPERATIONS		STATION COMMERCIAL AND OTHER BUSINESSES		PROPERTY OWNERSHIP AND MANAGEMENT		TOTAL RAILWAY OPERATIONS AND RELATED ACTIVITIES		PROPERTY DEVELOPMENTS		TOTAL
2004
Revenue	HK$	5,932	HK$	1,311	HK$	1,108	HK$	8,351	HK$	—	HK$	8,351
Less: Operating expenses before depreciation		2,889		315		207		3,411		—		3,411

	HK$	3,043	HK$	996	HK$	901	HK$	4,940	HK$	—	HK$	4,940
Profit on property developments		—		—		—		—		4,568		4,568

Operating profit before depreciation	HK$	3,043	HK$	996	HK$	901	HK$	4,940	HK$	4,568	HK$	9,508
Less: Depreciation		2,369		117		4		2,490		—		2,490

	HK$	674	HK$	879	HK$	897	HK$	2,450	HK$	4,568	HK$	7,018

Unallocated corporate expenses												(416)
Interest and finance charges												(1,450)
Share of profit of non-controlled subsidiary												44
Income tax												(700)

Profit for the year ended December 31, 2004											HK$	4,496

Assets
Operational assets	HK$	79,021	HK$	1,304	HK$	17,045	HK$	97,370	HK$	282	HK$	97,652
Railway construction in progress		962		—		—		962		—		962
Assets under construction		869		5		—		874		2,177		3,051
Property development in progress		—		—		—		—		2,088		2,088
Investments in held-to-maturity securities		—		202		—		202		—		202
Properties held for sale		—		—		—		—		815		815

	HK$	80,852	HK$	1,511	HK$	17,045	HK$	99,408	HK$	5,362	HK$	104,770

Interest in non-controlled subsidiary												63
Unallocated assets												1,841

Total assets											HK$	106,674

Liabilities
Segmented liabilities	HK$	2,087	HK$	354	HK$	463	HK$	2,904	HK$	483	HK$	3,387
Deferred income		132		—		—		132		4,506		4,638

	HK$	2,219	HK$	354	HK$	463	HK$	3,036	HK$	4,989	HK$	8,025

Unallocated liabilities												35,142
Minority interests												8

Total liabilities											HK$	43,175

Other Information
Capital expenditure on:
Operational assets and assets under construction	HK$	729	HK$	130	HK$	33
Railway construction in progress	HK$	875
Property development in progress									HK$	184
Non-cash expenses other than depreciation	HK$	19	HK$	6	HK$	—

No geographical analysis is shown as substantially all the principal activities of the Company and its subsidiaries are carried out in Hong Kong throughout the reporting periods.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

14	Fixed Assets in millions

	INVESTMENT PROPERTIES		LEASEHOLD LAND AND BUILDINGS		CIVIL WORKS		PLANT AND EQUIPMENT		ASSETS UNDER CONSTRUCTION		TOTAL
Cost or Valuation
At January 1, 2004	HK$	14,169	HK$	1,598	HK$	45,740	HK$	54,319	HK$	940	HK$	116,766
Additions		32		—		—		49		3,245		3,326
Capitalization adjustments *		—		—		(124)		(156)		—		(280)
Disposals / Write-offs		—		—		(1)		(172)		(4)		(177)
Surplus on revaluation (Note 36)		2,486		311		—		—		—		2,797
Write back of revaluation deficit (Note 4D)		—		69		—		—		—		69
Reclassification		—		—		82		(82)		—		—
Other assets commissioned		—		—		7		1,123		(1,130)		—

At December 31, 2004	HK$	16,687	HK$	1,978	HK$	45,704	HK$	55,081	HK$	3,051	HK$	122,501

At Cost	HK$	—	HK$	732	HK$	45,704	HK$	55,081	HK$	3,051	HK$	104,568
At December 31, 2004 Valuation	HK$	16,687	HK$	1,246	HK$	—	HK$	—	HK$	—	HK$	17,933

Aggregate depreciation
At January 1, 2004	HK$	—	HK$	98	HK$	2,705	HK$	17,042	HK$	—	HK$	19,845
Charge for the year		—		33		392		2,107		—		2,532
Capitalization adjustments *		—		—		(3)		(17)		—		(20)
Written back on disposal		—		—		(1)		(148)		—		(149)
Written back on revaluation (Note 36)		—		(20)		—		—		—		(20)

At December 31, 2004	HK$	—	HK$	111	HK$	3,093	HK$	18,984	HK$	—	HK$	22,188

Net book value at December 31, 2004	HK$	16,687	HK$	1,867	HK$	42,611	HK$	36,097	HK$	3,051	HK$	100,313

Net book value at December 31, 2003	HK$	14,169	HK$	1,500	HK$	43,035	HK$	37,277	HK$	940	HK$	96,921

*	Capitalization adjustments relate to certain railway assets capitalized at time of commissioning based on contractors’ claimed values. Such assets’ final values have been adjusted downward following finalization of contract claims with contractors at lower final contract values during the year.

Depreciation charge for the year was HK$2,512 million, comprising depreciation for the year of HK$2,532 million less adjustments for the capitalization of HK$20 million.

A	The analysis of the investment properties and leasehold land and buildings held in Hong Kong are as follows:

					LEASEHOLD LAND AND BUILDINGS
As of December 31, in millions	INVESTMENT PROPERTIES				LEASEHOLD LAND FOR RAILWAY DEPOTS				OFFICE LAND AND BUILDINGS
	2003		2004		2003		2004		2003		2004
At net book value or valuation
- long leases	HK$	1,283	HK$	1,431	HK$	166	HK$	163	HK$	15	HK$	23
- medium-term leases		12,886		15,256		468		458		852		1,223

	HK$	14,169	HK$	16,687	HK$	634	HK$	621	HK$	867	HK$	1,246

None of the Group’s investment properties carries an unexpired lease term of 20 years or less.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

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

C    All the investment properties of the Group were revalued at December 31, 2004 by an independent firm of surveyors, DTZ Debenham Tie Leung, who have among their staff Members of the Hong Kong Institute of Surveyors, at open market value. The valuations are based on a “term and reversion basis”, which capitalizes the existing and reversionary net rental income having regard to market valuation checks on comparable sale and yields. The net revaluation surplus of HK$2,486 million (2003: HK$276 million) arising from the revaluation has been credited to the investment property revaluation reserve (note 36).

D    All self-occupied office land and buildings were revalued at December 31, 2004 by an independent firm of surveyors, DTZ Debenham Tie Leung, who have among their staff Members of the Hong Kong Institute of Surveyors, at open market value on an existing use basis. The valuation resulted in a net revaluation surplus of HK$400 million (2003: deficit of HK$71 million). According to the Company’s policy under note 1E(ii)(b), HK$69 million of the surplus has been credited to the profit and loss account in respect of deficit previously charged in respect of the same property (note 4D). The remaining HK$331 million of the surplus, net of deferred tax of HK$58 million (note 34B), has been transferred to the fixed asset revaluation reserve account (note 36).

The carrying amount of the self-occupied land and buildings at December 31, 2004 would have been HK$936 million (2003: HK$958 million) had the office land and buildings been stated at cost less accumulated depreciation.

E    Assets under construction include an unrenovated shell of the retail shopping centre at Union Square, Kowloon Station and its car parking spaces received by the Company as a sharing in kind from the development. The properties under construction are stated at cost, which is deemed to be the fair value upon receipt (note 1I(viii)) which is determined by reference to an open market valuation undertaken by an independent firm of surveyors, Jones Lang LaSalle, who have among their staff Members of the Hong Kong Institute of Surveyors.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

F    Fixed assets include the following assets held under agreements which are treated as finance leases:

As of December 31, in millions	NET BOOK VALUE 2003		COST 2004		AGGREGATE DEPRECIATION 2004		NET BOOK VALUE 2004
Civil works
- Eastern Harbour Crossing	HK$	1,005	HK$	1,254	HK$	269	HK$	985

The Company has entered into a Management Agreement (the “Agreement”) with New Hong Kong Tunnel Company Limited to operate the Eastern Harbour Crossing until 2008. Included in the assets held under the Agreement are railway and ancillary works relating to the rail tunnel.

At the expiry of the Agreement, title to the assets will, pursuant to the Eastern Harbour Crossing Ordinance, be vested in the Government which has in turn entered into a Memorandum of Understanding dated October 17, 1986 with the Company to the effect that the assets will be vested in the Company on terms to be agreed between the Company and the Government. On June 30, 2000, the Company entered into a further agreement with the Government pursuant to which the relevant assets will be vested by the Government into the Company in 2008 for a nominal consideration and the Company agreed to indemnify the Government for certain amounts which are expected to be nominal. On this basis, the semi-annual payments made by the Company to New Hong Kong Tunnel Company Limited in respect of the Eastern Harbour Crossing are dealt with in these financial statements as payments under a finance lease.

G    The Group leases out investment properties and station kiosks under operating leases. The leases typically run for an initial period of one to ten years, with an option to renew the lease after that date at which time all terms will be renegotiated. Lease payments are usually adjusted annually to reflect market rentals. Certain leases carry additional rental based on turnover. Lease incentives granted are amortized in the profit and loss account as an integral part of the net lease payment receivable.

The gross carrying amounts of investment properties of the Group and the Company held for use in operating leases were HK$16,687 million (2003: HK$14,169 million). The gross carrying amounts of station kiosks held for use in operating leases were HK$416 million (2003: HK$352 million) and the related accumulated depreciation charges were HK$80 million (2003: HK$65 million).

The Group’s total future minimum lease receipts under non-cancellable operating leases are receivable as follows:

As of December 31, in millions	2003		2004
Within 1 year	HK$	925	HK$	1,156
After 1 year but within 5 years		1,121		1,742
Later than 5 years		355		332

	HK$	2,401	HK$	3,230

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

H    In March 2003, the Group entered into a series of structured transactions with unrelated third parties to lease out and lease back certain of its passenger cars (“Lease Transaction”) involving a total original cost of HK$2,562 million and a total net book value of HK$1,674 million as at March 31, 2003. Under the Lease Transaction, the Group has leased the assets to institutional investors in the United States (the “Investors”), who have prepaid all the rentals in relation to the lease agreement. Simultaneously, the Group has leased the assets back from the Investors with obligation to pay rentals in accordance with a pre-determined payment schedule. The Group has an option to purchase the Investors’ leasehold interest in the assets at pre-determined dates for fixed amounts. Part of the rental prepayments received from the Investors has been invested in debt securities to meet the Group’s rental obligations and the amount payable for exercising the purchase option under the Lease Transaction. In addition, the Group retains legal title to the assets and there are no restrictions on the Group’s ability to utilize these assets in the operation of the railway business.

As a result of the Lease Transaction, the Group received total cash of approximately HK$3,688 million and committed to long-term lease payments with an estimated net present value in March 2003 of approximately HK$3,533 million, which have been defeased by purchase of debt securities to meet the payment obligations. The Group received in 2003 the cash amount of HK$141 million net of costs from the Lease Transaction.

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

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

15	Railway Construction in Progress in millions

	BALANCE AT JAN 1, 2004		TRANSFERRED FROM DEFERRED EXPENDITURE (NOTE 17)		EXPENDITURE/ (GOVERNMENT GRANT)		COSTS WRITTEN OFF TO PROFIT AND LOSS ACCOUNT (NOTE 4C)		BALANCE AT DEC 31, 2004
Tseung Kwan O Extension Further Capital Works Project
Construction costs	HK$	1	HK$	—	HK$	—	HK$	—	HK$	1
Consultancy fees		23		—		7		(29)		1
Staff costs and general expenses		16		—		5		(16)		5
Finance costs		4		—		—		(4)		—

	HK$	44	HK$	—	HK$	12	HK$	(49)	HK$	7

Disneyland Resort Line Project
Construction costs	HK$	645	HK$	—	HK$	429	HK$	—	HK$	1,074
Consultancy fees		41		—		5		—		46
Staff costs and general expenses		194		—		85		—		279
Finance costs		3		—		7		—		10

	HK$	883	HK$	—	HK$	526	HK$	—	HK$	1,409
Government grant (Notes 41E and 41J)		(883)		—		(48)		—		(931)

	HK$	—	HK$	—	HK$	478	HK$	—	HK$	478

Tung Chung Cable Car Project
Construction costs	HK$	82	HK$	—	HK$	254	HK$	—	HK$	336
Consultancy fees		24		—		13		—		37
Staff costs and general expenses		29		—		28		—		57
Finance costs		2		—		12		—		14

	HK$	137	HK$	—	HK$	307	HK$	—	HK$	444

AsiaWorld-Expo Station Project
Construction costs	HK$	—	HK$	—	HK$	16	HK$	—	HK$	16
Staff costs and general expenses		—		3		13		—		16
Finance costs		—		—		1		—		1

	HK$	—	HK$	3	HK$	30	HK$	—	HK$	33

Total	HK$	181	HK$	3	HK$	827	HK$	(49)	HK$	962

Costs written off to profit and loss account relates to certain station design costs in respect of the future Tseung Kwan O South Station, which became abortive following the submission of a revised station design plan and its approval by the Town Planning Board during the year.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

16	Property Development in Progress

Under the Airport Railway Agreement related to the construction of the Airport Railway, the Government had granted to the Company land on five station sites along the railway at market value for property development. In preparing the sites for development, the Company incurs costs related to foundation and site enabling works and expects the costs to be reimbursed by property developers in the form of up-front cash payments when development packages are awarded. In accordance with the development agreements entered into with property developers, the developers are also responsible for the balance of the development costs.

Notwithstanding having entered into the development agreements with the developers, the Company being the grantee of the land remains primarily responsible for the fulfilment of all the conditions and obligations in the Land Grant. Such conditions and obligations include the type and quantity of the developments that must be built, public facilities to be provided, and the completion date of the project.

Costs of foundation and site enabling works incurred by the Company are capitalized as property development in progress and payments received from developers are credited to property development in progress to offset costs incurred in respect of the same development. In cases where payments received from developers exceed the related expenditure incurred by the Company, such excess is recorded as deferred income (note 16B(i)). In these cases, any subsequent expenditure incurred by the Company in respect of that development will be charged against deferred income. Deferred income is to be recognized as profits of the Company at the appropriate time after charging any remaining costs related to foundation and site enabling works, and after taking into account the outstanding risks and obligations retained by the Company relating to each development. Until such time as deferred income is recognized as profit, it is recorded as a liability of the Company in recognition of the Company’s obligations under the Land Grant.

The Tseung Kwan O Extension (“TKE”) Project Agreement entered into in 1998 between the then Secretary for Transport, for and on behalf of the Government, and the Company in respect of the construction of the Tseung Kwan O Extension provides the Company with the right to undertake property developments at four station and depot sites along the Tseung Kwan O Line (“Tseung Kwan O Extension Property Projects”).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

A    PROPERTY DEVELOPMENT IN PROGRESS in millions

	BALANCE AT JAN 1		EXPENDITURE		OFFSET AGAINST PAYMENTS RECEIVED FROM DEVELOPERS (NOTE 16B(i))		TRANSFER OUT ON PROJECT COMPLETION		TRANSFER TO ASSETS UNDER CONSTRUCTION		BALANCE AT DEC 31
2003
Airport Railway Property Projects	HK$	597	HK$	122	HK$	(63)	HK$	(656)	HK$	—	HK$	—
Tseung Kwan O Extension Projects		2,232		37		(3)		—		—		2,266
Other property projects		41		2		—		—		—		43

	HK$	2,870	HK$	161	HK$	(66)	HK$	(656)	HK$	—	HK$	2,309

2004
Airport Railway Property Projects	HK$	—	HK$	116	HK$	(39)	HK$	—	HK$	(77)	HK$	—
Tseung Kwan O Extension Projects		2,266		66		(2)		(287)		—		2,043
Other property projects		43		2		—		—		—		45

	HK$	2,309	HK$	184	HK$	(41)	HK$	(287)	HK$	(77)	HK$	2,088

B    DEFERRED INCOME ON PROPERTY DEVELOPMENT in millions

	2003		2004
Deferred income on property development comprises:
- Up-front payments received from developers (Note 16B(i))	HK$	4,924	HK$	3,414
- Sharing in kind (Note 16B(ii))		—		1,092

	HK$	4,924	HK$	4,506

i    Deferred income on up-front payments

	BALANCE AT JAN 1		PAYMENTS RECEIVED FROM DEVELOPERS		OFFSET AGAINST PROPERTY DEVELOPMENT IN PROGRESS (NOTE 16A)		AMOUNT RECOGNIZED AS PROFIT (NOTE 6)		BALANCE AT DEC 31 (NOTE 33)
2003
Airport Railway Property Projects	HK$	6,216	HK$	50	HK$	(63)	HK$	(1,286)	HK$	4,917
Tseung Kwan O Extension Property Projects		10		—		(3)		—		7

	HK$	6,226	HK$	50	HK$	(66)	HK$	(1,286)	HK$	4,924

2004
Airport Railway Property Projects	HK$	4,917	HK$	132	HK$	(39)	HK$	(1,601)	HK$	3,409
Tseung Kwan O Extension Property Projects		7		—		(2)		—		5

	HK$	4,924	HK$	132	HK$	(41)	HK$	(1,601)	HK$	3,414

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

ii    Deferred income on sharing in kind

Under the property development agreement in respect of an Airport Railway development package, the Company received during 2004 the shell of a retail centre at Union Square, Kowloon Station and its car parking spaces as sharing in kind. Part of the property development profit is deferred as the Company has an obligation under the development agreement to complete the fitting-out works. Accordingly, a portion of the fair value of the retail shell equivalent to estimated cost of the outstanding fitting-out works has been withheld as deferred income. On this basis, movements of the deferred income on this sharing in kind during the year are set out below:

	2003		2004
Balance as at January 1	HK$	—	HK$	—
Sharing in kind received from developer		—		2,100
Less: Amount recognized as profit (Note 6)		—		(1,008)

Balance as at December 31	HK$	—	HK$	1,092

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

	2003		2004
Balance as at January 1	HK$	3,231	HK$	3,572
Stakeholding funds received and receivable		13,472		13,958
Add: Interest earned thereon		25		8

	HK$	16,728	HK$	17,538
Disbursements during the year		(13,156)		(13,474)

Balance as at December 31	HK$	3,572	HK$	4,064

Represented by :
Balances in designated bank accounts as at December 31	HK$	3,570	HK$	4,062
Retention receivable		2		2

	HK$	3,572	HK$	4,064

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

17	Deferred Expenditure in millions

	BALANCE AT JAN 1		TRANSFER TO RAILWAY CONSTRUCTION IN PROGRESS (NOTE 15)		DISCOUNT ON BOND ISSUE		EXPENDITURE / (AMORTIZATION) DURING THE YEAR		COSTS WRITTEN OFF TO PROFIT AND LOSS ACCOUNT (NOTE 4C)		BALANCE AT 31 DEC
2003
Deferred finance charges	HK$	72	HK$	—	HK$	10	HK$	(6)	HK$	—	HK$	76
Expenditure on proposed capital projects
- Tung Chung Cable Car Project		17		(17)		—		—		—		—
- West Island Line / South Island Line		16		—		—		30		(21)		25
- AsiaWorld-Expo Station Project		—		—		—		3		—		3
- Other		1		—		—		—		(1)		—

	HK$	106	HK$	(17)	HK$	10	HK$	27	HK$	(22)	HK$	104

2004
Deferred finance charges	HK$	76	HK$	—	HK$	50	HK$	(17)	HK$	—	HK$	109
Merger studies		—		—		—		56		—		56
Expenditure on proposed capital projects
- West Island Line / South Island Line		25		—		—		17		(15)		27
- Shenzhen Metro Line 4 Project		—		—		—		51		—		51
- AsiaWorld-Expo Station Project		3		(3)		—		—		—		—

	HK$	104	HK$	(3)	HK$	50	HK$	107	HK$	(15)	HK$	243

Merger studies comprise external consultancy, direct staff costs and expenses in relation to the studies on the potential merger between the Company and Kowloon-Canton Railway Corporation (“KCRC”). On February 24, 2004, the Government announced its decision to invite the Company and KCRC to commence discussions on a possible merger for which a joint proposal was submitted to the Government on September 16, 2004. Concurrent with the submission of the proposal, the Company has been negotiating with the Government on the terms of the possible merger. Presently, the joint merger proposal is being considered by the Government, whilst the Company’s discussion with the Government on the terms of the merger is continuing.

The expenditure incurred on the proposed Shenzhen Metro Line 4 (“Line 4”) Project was capitalized as deferred expenditure following the signing of an Agreement in Principle to construct Phase 2 of Line 4 and to operate Line 4 for a term of 30 years with the Shenzhen Municipal People’s Government in January 2004 (note 42D(i)).

Deferred expenditure relating to the AsiaWorld-Expo Station Project was transferred to Railway Construction in Progress upon signing of the project agreement with Hong Kong IEC Limited in March 2004.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

18	Interest in Non-controlled Subsidiary in millions

The Group and the Company had the following interest in a non-controlled subsidiary at December 31, 2004:

	2003		2004
Unlisted shares, at cost	HK$	—	HK$	—
Share of net assets		110		63

	HK$	110	HK$	63

NAME OF COMPANY	ISSUED AND PAID UP ORDINARY SHARE CAPITAL		INTEREST IN EQUITY SHARES HELD BY THE COMPANY	PLACE OF INCORPORATION	PRINCIPAL ACTIVITIES
Octopus Cards Limited	HK$	42,000,000	57.4%	Hong Kong	Development and operation of smart card system

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

During the year ended December 31, 2004, OCL declared a dividend of HK$150 million out of its retained earnings, of which the Company’s entitlement of HK$86 million has been included in amount due from non-controlled subsidiary. In addition, a total amount of HK$51 million (2003: HK$46 million) was paid by the Company to OCL in respect of the central clearing services provided by OCL to the Company. During the same period, load agent fees and fees for handling Octopus card issuance and refund amounting to HK$10 million (2003: HK$10 million) and HK$6 million (2003: HK$5 million) respectively were received from OCL in respect of services and facilities provided by the Company at various MTR stations.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

During the year, services fees amounting to HK$2 million (2003: HK$2 million) were also received from OCL in respect of rental of computer equipment and services and warehouse storage space payable to the Company under a service agreement.

The condensed profit and loss account and the balance sheet for OCL are shown below:

Profit and loss account Year ended December 31 in millions	2003		2004
	(Audited)		(Audited)
Turnover	HK$	177	HK$	207
Other operating income		62		77

	HK$	239	HK$	284
Staff costs		(54)		(66)
Load agent fees and bank charges for add value services		(31)		(41)
Other expenses		(62)		(47)

Operating profit before depreciation	HK$	92	HK$	130
Depreciation		(80)		(81)

Operating profit before interest and finance charges	HK$	12	HK$	49
Net interest income		28		28

Profit before taxation	HK$	40	HK$	77
Income tax		(1)		(8)

Profit for the year	HK$	39	HK$	69

Group’s share of profit before taxation	HK$	23	HK$	44

Dividend	HK$	—	HK$	150

Group’s share of dividend	HK$	—	HK$	86

Balance sheet at December 31 in millions
	2003		2004
	(Audited)		(Audited)
Assets
Fixed assets	HK$	243	HK$	201
Investments		704		993
Cash at banks and in hand		327		259
Other assets		91		101

	HK$	1,365	HK$	1,554

Liabilities
Card floats and card deposits due to cardholders	HK$	(1,075)	HK$	(1,208)
Amounts due to shareholders		(22)		(167)
Other liabilities		(76)		(68)

	HK$	(1,173)	HK$	(1,443)

Net assets	HK$	192	HK$	111

Shareholders’ funds
Share capital	HK$	42	HK$	42
Retained profits		150		69

	HK$	192	HK$	111

Group’s share of net assets	HK$	110	HK$	63

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

19	Investments in Subsidiaries in millions

The following list contains details of subsidiaries as at December 31, 2004, other than the non-controlled subsidiary the relevant details of which are disclosed in note 18. All of these are controlled subsidiaries as defined under note 1C and have been consolidated into the Group’s financial statements.

			PROPORTION OF OWNERSHIP INTEREST
NAME OF COMPANY	ISSUED AND PAID UP ORDINARY / REGISTERED SHARE CAPITAL		GROUP’S EFFECTIVE INTEREST	HELD BY THE COMPANY	HELD BY SUBSIDIARY	PLACE OF INCORPORATION AND OPERATION	PRINCIPAL ACTIVITIES
Fasttrack Insurance Ltd.	HK$	77,500,000	100%	100%	—	Bermuda	Insurance underwriting
MTR Corporation (C.I.) Limited	US$	1,000	100%	100%	—	Cayman Islands	Finance
MTR Finance Lease (001) Limited *	US$	1	100%	100%	—	Cayman Islands	Finance
MTR Engineering Services Limited	HK$	1,000	100%	100%	—	Hong Kong	Engineering services
MTR Property Agency Co. Limited	HK$	2	100%	100%	—	Hong Kong	Property agency
MTR Travel Limited	HK$	2,500,000	100%	100%	—	Hong Kong	Travel services
MTR China Consultancy Company Limited	HK$	1,000	100%	100%	—	Hong Kong	Railway consultancy services
MTR Consulting (Shenzhen) Co. Ltd. (Incorporated)	HK$	1,000,000	100%	100%	—	The People’s Republic of China	Railway consultancy services
MTR Consultancy (Beijing) Co. Ltd. (Incorporated)	HK$	1,000,000	100%	100%	—	The People’s Republic of China	Railway consultancy services
MTR Corporation (Singapore) Pte. Ltd. (Note i)	S$	50,000	100%	100%	—	Singapore	Railway consultancy services
MTR (Shanghai Project Management) Limited	HK$	1,000	100%	100%	—	Hong Kong	Railway consultancy services
Shanghai Hong Kong Metro Construction Management Co. Ltd. (Incorporated)	HK$	15,000,000	60%	—	60%	The People’s Republic of China	Railway construction management
Candiman Limited *	US$	1	100%	100%	—	British Virgin Islands	Investment holding
MTR Corporation (Shenzhen) Limited (Incorporated) (Note ii)	HK$	100,000,000	100%	—	100%	The People’s Republic of China	Conduct early-stage preparatory work for Shenzhen Metro Line 4 project

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

			PROPORTION OF OWNERSHIP INTEREST
NAME OF COMPANY	ISSUED AND PAID UP ORDINARY/ REGISTERED SHARE CAPITAL		GROUP’S EFFECTIVE INTEREST	HELD BY THE COMPANY	HELD BY SUBSIDIARY	PLACE OF INCORPORATION AND OPERATION	PRINCIPAL ACTIVITIES
MTR China Property Limited	HK$	1,000	100%	100%	—	Hong Kong	Property management
Beijing Premier Property Management Co. Ltd. * (Incorporated)	US$	150,000	60%	—	60%	The People’s Republic of China	Property management
Chongqing Premier Property Management Co. Ltd. * (Incorporated)	US$	150,000	70%	—	70%	The People’s Republic of China	Property management
Shenzhen Donghai Anbo Property Management Co. Ltd. * (Incorporated)	RMB	3,000,000	51%	—	51%	The People’s Republic of China	Property management
MTR (Beijing) Property Services Co. Limited * (Incorporated)	RMB	3,000,000	100%	100%	—	The People’s Republic of China	Property management
MTR Telecommunication Company Limited	HK$	100,000,000	100%	100%	—	Hong Kong	Radio communication services
TraxComm Limited	HK$	15,000,000	100%	100%	—	Hong Kong	Fixed telecommunication network services
Rail Sourcing Solutions (International) Limited	HK$	2	100%	100%	—	Hong Kong	Global railway supply and sourcing services
MTR Corporation (UK) Limited *	GBP	29	100%	100%	—	United Kingdom	Investment holding
MTR Corporation (IKF) Limited *	GBP	29	100%	—	100%	United Kingdom	Investment holding
MTR Corporation (No.2) Limited *	GBP	1	100%	—	100%	United Kingdom	Investment holding
Hong Kong Cable Car Limited *	HK$	1,000	100%	100%	—	Hong Kong	Dormant
Lantau Cable Car Limited *	HK$	1,000	100%	100%	—	Hong Kong	Dormant
MTR (Estates Management) Limited *	HK$	1,000	100%	100%	—	Hong Kong	Dormant
MTR (Shanghai Metro Management) Limited *	HK$	1,000	100%	100%	—	Hong Kong	Dormant

*	Subsidiaries not audited by the Company’s independent registered public accounting firm. The financial statements of the subsidiaries not audited by the Company’s independent registered public accounting firm reflect total net assets and total turnover constituting less than 1% of the respective consolidated totals.
(i)	MTR Corporation (Singapore) Pte. Ltd. has been in dormant status since January 2005 and is currently in the process of de-registration.
(ii)	The registered share capital of MTR Corporation (Shenzhen) Limited is HK$100 million and is to be paid up in four quarterly instalments of equal amount commencing from March 4, 2004. As of December 31, 2004, HK$75 million of MTR Corporation (Shenzhen) Limited’s registered share capital has been paid up.
(iii)	No dividend has been paid or is payable to the Company by the above subsidiaries for the year ended December 31, 2004 (2003: Nil).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

20	Investments in Held-to-maturity Securities in millions

Investments in held-to-maturity securities represents debt securities held by an overseas subsidiary for investment purpose and comprising:

	2003		2004
Held-to-maturity debt securities (All listed overseas):
- maturing within 1 year	HK$	—	HK$	68
- maturing after 1 year		—		134

	HK$	—	HK$	202

Market value of listed held-to-maturity debt securities	HK$	—	HK$	201

21	Staff Housing Loans in millions

	2003		2004
Balance at January 1	HK$	84	HK$	67
Redemption		(9)		(13)
Repayment		(8)		(7)

Balance at December 31	HK$	67	HK$	47

	2003		2004
Amounts receivable:
- within 1 year	HK$	7	HK$	5
- after 1 year		60		42

	HK$	67	HK$	47

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

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

22	Properties Held for Sale in millions

	2003		2004
Properties held for sale
- at cost	HK$	405	HK$	597
- at net realizable value		407		218

	HK$	812	HK$	815

The properties held for sale at December 31, 2003 and 2004 comprised residential units, retail and car parking spaces at the Olympic Station, Kowloon Station and Hang Hau Station developments. They are properties received by the Company, either as sharing in kind or as part of the profit distribution upon completion of the development (note 6). The properties are stated in the balance sheet at the lower of cost, which is deemed to be their net realizable value upon recognition (note 1I(vii)), or their net realizable value at the balance sheet date. Net realizable value represents the estimated selling price less costs to be incurred in selling the properties. The net realizable values as at December 31, 2003 and 2004 are determined by reference to an open market valuation of the properties as at those dates, undertaken by an independent firm of surveyors, DTZ Debenham Tie Leung, who have among their staff Members of the Hong Kong Institute of Surveyors.

Properties held for sale at net realizable value are stated net of provision, made in order to state these properties at the lower of their cost and estimated net realizable value. Properties held for sale at year-end included reversal of prior periods’ write-down of inventories to estimated net realizable value, amounting to HK$16 million (2003: write-down of HK$16 million), recognized as an increase in the carrying value of inventories due to a rise in their estimated net realizable value.

23	Stores and Spares in millions

	2003		2004
Stores and spares expected to be consumed:
- within 1 year	HK$	126	HK$	142
- after 1 year		136		116

	HK$	262	HK$	258
Less: Specific provision for obsolete stock		13		10

	HK$	249	HK$	248

Stores and spares expected to be consumed after 1 year comprise mainly contingency spares and stocks kept to meet cyclical maintenance requirements.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

24	Debtors, Deposits and Payments in Advance in millions

	2003		2004
Debtors (net of specific allowances for bad and doubtful debts), deposits and payments in advance relate to:
- Property development projects	HK$	364	HK$	282
- Railway operations and other projects		789		994

	HK$	1,153	HK$	1,276

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

Fare revenue is collected either in cash for single and two-ride tickets or through Octopus Cards with daily settlement.

The ageing analysis of debtors included above is as follows:

	2003		2004
Amounts not yet due	HK$	775	HK$	690
Overdue by 30 days		67		106
Overdue by 60 days		16		20
Overdue by 90 days		9		6
Overdue by more than 90 days		10		70

Total debtors	HK$	877	HK$	892
Deposits and payments in advance		237		286
Prepaid pension costs		39		98

	HK$	1,153	HK$	1,276

As at December 31, 2004, all debtors, deposits and payments in advance were expected to be recovered within one year except for HK$161 million (2003: HK$238 million) included in the amounts relating to railway operations and other projects, which were expected to be recovered after one year.

Included in amounts not yet due are HK$263 million (2003: HK$328 million) receivable from property purchasers, which are due for payment in accordance with the terms of individual agreements on sales and purchases.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

25	Amounts Due from the Government and Other Related Parties in millions

	2003		2004
Amounts due from:
- the Government	HK$	68	HK$	36
- the Housing Authority		11		10
- the Kowloon-Canton Railway Corporation (“KCRC”)		3		—
- non-controlled subsidiary		2		87

	HK$	84	HK$	133

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

As at December 31, 2004, the contract retentions on the above entrusted works due for release after one year were HK$4 million (2003: HK$6 million). All other amounts due from the Government and other related parties were expected to be received within 12 months.

26	Cash and Cash Equivalents in millions

	2003		2004
Deposits with banks and other financial institutions	HK$	135	HK$	84
Cash at banks and in hand		241		185

Cash and cash equivalents in the balance sheet	HK$	376	HK$	269
Bank overdrafts (Note 27B)		(12)		(11)

Cash and cash equivalents in the cash flow statement	HK$	364	HK$	258

During the year, the Group recognized property development profit out of deferred income and received properties as sharing in kind totalling HK$2,609 million (2003: HK$5,320 million; 2002: HK$3,751 million), which were transactions not involving movements of cash or cash equivalents.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

27	Loans and Obligations under Finance Leases

A	BY TYPE in millions

	BALANCE 2003		BALANCE AT YEAR END CLOSING RATE 2004		EXCHANGE (GAIN)/LOSS ON RELATED FORWARD EXCHANGE CONTRACTS 2004		BALANCE 2004
Capital market instruments
Listed or publicly traded:
US dollar Yankee notes due 2005	HK$	2,324	HK$	2,332	HK$	(8)	HK$	2,324
US dollar Global notes due 2009		5,834		5,832		2		5,834
US dollar Global notes due 2010		4,677		4,665		14		4,679
Debt issuance programme notes due 2005		194		194		—		194
Debt issuance programme (Eurobond due 2014)		—		4,665		(2)		4,663

	HK$	13,029	HK$	17,688	HK$	6	HK$	17,694

Unlisted:
Debt issuance programme notes due 2004 to 2019	HK$	6,730	HK$	4,918	HK$	—	HK$	4,918
HK dollar notes due 2004 to 2008		2,350		1,500		—		1,500
HK dollar retail bonds due 2004 to 2006		3,500		2,250		—		2,250

	HK$	12,580	HK$	8,668	HK$	—	HK$	8,668

Total capital market instruments	HK$	25,609	HK$	26,356	HK$	6	HK$	26,362
Bank loans and overdrafts		5,911		3,649		(26)		3,623

	HK$	31,520	HK$	30,005	HK$	(20)	HK$	29,985
Obligations under finance leases (Note 27C)		505		393		—		393

Total	HK$	32,025	HK$	30,398	HK$	(20)	HK$	30,378

As at December 31, 2004, the Group had available undrawn committed bank loan facilities amounting to HK$5,815 million (2003: HK$6,700 million). In addition, the Group had a number of uncommitted facilities with undrawn amounts totalling HK$10,536 million (2003: HK$12,728 million), comprising a debt issuance programme and short-term bank loan facilities.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

B	BY REPAYMENT TERMS in millions

	TOTAL 2003		CAPITAL MARKET INSTRUMENTS 2004		BANK LOANS AND OVERDRAFTS 2004		OBLIGATIONS UNDER FINANCE LEASES 2004		TOTAL 2004
Long-term loans and obligations under finance leases
Amounts repayable beyond 5 years	HK$	14,258	HK$	13,410	HK$	92	HK$	—	HK$	13,502
Amounts repayable within a period of between 2 and 5 years		8,440		6,334		2,595		141		9,070
Amounts repayable within a period of between 1 and 2 years		4,512		2,450		605		131		3,186
Amounts repayable within 1 year		4,450		4,168		320		121		4,609

	HK$	31,660	HK$	26,362	HK$	3,612	HK$	393	HK$	30,367

Bank overdrafts	HK$	12	HK$	—	HK$	11	HK$	—	HK$	11
Short-term loans		353		—		—		—		—

	HK$	32,025	HK$	26,362	HK$	3,623	HK$	393	HK$	30,378

The amounts repayable within 1 year in respect of long-term loans and obligations under finance leases are included in long-term loans as these amounts are intended to be refinanced on a long-term basis.

C	OBLIGATIONS UNDER FINANCE LEASES in millions

As at December 31, 2004, the Group and the Company had obligations under finance leases repayable as follows:

	PRESENT VALUE OF THE MINIMUM LEASE PAYMENTS 2003		INTEREST EXPENSE RELATING TO FUTURE PERIODS 2003		TOTAL MINIMUM LEASE PAYMENTS 2003		PRESENT VALUE OF THE MINIMUM LEASE PAYMENTS 2004		INTEREST EXPENSE RELATING TO FUTURE PERIODS 2004		TOTAL MINIMUM LEASE PAYMENTS 2004
Amounts repayable within a period of between 2 and 5 years	HK$	272	HK$	28	HK$	300	HK$	141	HK$	9	HK$	150
Amounts repayable within a period of between 1 and 2 years		121		29		150		131		19		150
Amounts repayable within 1 year		112		38		150		121		29		150

	HK$	505	HK$	95	HK$	600	HK$	393	HK$	57	HK$	450

Obligations under finance lease are the Group’s and the Company’s commitments to make future payments to New Hong Kong Tunnel Company Limited under the agreement for the Eastern Harbour Crossing which is treated as a finance lease (note 14F).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

D	BONDS AND NOTES ISSUED AND REDEEMED in millions

Bonds and notes issued during the year ended December 31, 2003 and 2004 comprise:

	2003				2004
	PRINCIPAL AMOUNT		NET CONSIDERATION RECEIVED		PRINCIPAL AMOUNT		NET CONSIDERATION RECEIVED
Debt issuance programme notes	HK$	3,099	HK$	3,091	HK$	5,158	HK$	5,109

The above notes were issued by a subsidiary, MTR Corporation (C.I.) Limited. The notes issued are unconditionally and irrevocably guaranteed by the Company; and are direct, unsecured, unconditional and unsubordinated to other unsecured and unsubordinated obligations of MTR Corporation (C.I.) Limited. The obligations of the Company under the guarantee are direct, unsecured, unconditional, and unsubordinated to other unsecured and unsubordinated obligations of the Company. The net proceeds received from the issues were on lent to the Company for general working capital, refinancing or other corporate purposes.

During the year, the Group redeemed HK$4,415 million (2003: HK$500 million) unlisted Hong Kong dollar notes upon maturity.

None of the Group’s listed debt securities was redeemed during the year ended December 31, 2004.

E	GUARANTEES

There were no guarantees given by the Government in respect of loan facilities as at December 31, 2003 and 2004.

F	INTEREST RATES

The total borrowings, excluding obligations under finance leases, of HK$29,985 million (2003: HK$31,520 million) comprise:

	2003			2004
	LOAN AMOUNT		INTEREST RATE	LOAN AMOUNT		INTEREST RATE
	millions		% p.a.	millions		% p.a.
Fixed rate loans and loans swapped to fixed rates	HK$	19,358	2.2 - 8.4	HK$	21,959	2.2 - 8.4
Variable rate loans and loans swapped from fixed rate		12,162	(Note)		8,026	(Note)

	HK$	31,520		HK$	29,985

Note: Interest rates are determined by reference to either the Hong Kong prime rate, the Hong Kong Interbank Offered Rate or the London Interbank Offered Rate.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

28	Off-balance Sheet Financial Instruments

The Group has employed off-balance sheet derivative instruments such as interest rate swaps and currency swaps to manage its interest rate and foreign exchange exposure. These instruments are used solely to reduce or eliminate the financial risk associated with the Group’s liabilities and not for trading or speculation purposes.

The contracted notional amounts of derivative instruments outstanding by maturity and type at December 31, 2004 are as follows:

	2003		2004 MATURING IN
Notional amount in millions	TOTAL		LESS THAN 2 YEARS		2-5 YEARS		OVER 5 YEARS		TOTAL
Foreign exchange forwards	HK$	921	HK$	402	HK$	30	HK$	—	HK$	432
Cross currency and interest rate swaps		13,379		2,754		5,896		10,617		19,267
Interest rate swaps and options		20,571		9,950		2,527		2,246		14,723

	HK$	34,871	HK$	13,106	HK$	8,453	HK$	12,863	HK$	34,422

There are four main categories of risk related to using derivative instruments, namely market risk, credit risk, operational risk and legal risk. Since the Group’s policy is to employ derivative instruments purely for hedging purposes, it is not exposed to market risk because any change in market values will be offset by an opposite change in the market values of the underlying liabilities being hedged.

The Group manages credit risk by assigning limits to counter-parties and by dealing only with financial institutions with acceptable credit ratings. The Group further monitors its credit exposure by estimating the fair market values plus any potential adverse movement in the values of the derivative instruments employed. The Group has not experienced non-performance by any counter-party.

The Group has internal control measures designed to safeguard compliance with policies and procedures to minimize operational risk. Standardized or master agreements are used whenever practicable to reduce legal risk and credit exposure.

29	Creditors, Accrued Charges and Provisions in millions

	2003		2004
Creditors, accrued charges and provisions
- Airport Railway Project	HK$	242	HK$	89
- Tseung Kwan O Extension Project		256		223
- Property Projects		359		483
- Railway operations and other projects		2,495		2,192
Gross amount due to customers for contract work		68		47

	HK$	3,420	HK$	3,034

The above amounts are mainly related to capital projects which are settled upon certification of work in progress and swap interest payable. The Group has no significant balances of trade creditors resulting from its provision of transportation services.

The aggregate amount of costs incurred plus recognized profits less recognized losses to date, included in the gross amount due to customers for contract work at December 31, 2004, is HK$58 million (2003: HK$121 million).

The gross amount due to customers for contract work at December 31, 2004 that is expected to be settled after more than one year is HK$47 million (2003: HK$56 million).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

The analysis of creditors included above by due dates is as follows:

	2003		2004
Due within 30 days or on demand	HK$	541	HK$	563
Due after 30 days but within 60 days		590		509
Due after 60 days but within 90 days		75		106
Due after 90 days		1,767		1,356

	HK$	2,973	HK$	2,534
Rental and other refundable deposits		297		369
Accrued employee benefits		150		131

Total	HK$	3,420	HK$	3,034

Creditors, accrued charges and provisions in respect of the capital projects and other construction works include provisions for claims on completed contracts, which were capitalized as part of the related assets. Most of these claims have been resolved and it is anticipated that, subject to unforeseen circumstances, the remaining amount required to be paid will be sufficiently covered by the above mentioned provisions of the respective projects. The carrying amounts of such claim provisions and their movements are not separately disclosed in view of their commercial sensitivity.

As at December 31, 2004, all creditors, accrued charges and provisions were expected to be settled within one year except for HK$529 million (2003: HK$729 million) included in the amounts relating to railway operations and other projects, which were expected to be settled after one year. The amounts due after one year are mainly rental deposits received from shop and station kiosk tenants and advance income received from telecommunication services operators.

30	Contract Retentions in millions

	DUE FOR RELEASE AFTER 12 MONTHS		DUE FOR RELEASE WITHIN 12 MONTHS		TOTAL
2003
Tseung Kwan O Extension Project	HK$	—	HK$	99	HK$	99
Property Projects		—		9		9
Railway operations and other projects		89		114		203

	HK$	89	HK$	222	HK$	311

2004
Tseung Kwan O Extension Project	HK$	—	HK$	41	HK$	41
Property Projects		—		—		—
Railway operations and other projects		71		128		199

	HK$	71	HK$	169	HK$	240

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

31	Amounts Due to the Government and Other Related Parties in millions

The following are amounts due to the Government and Airport Authority in respect of works entrusted to them by the Group:

	2003		2004
Amounts due to:
- the Government	HK$	113	HK$	—
- the Airport Authority		48		—
- KCRC		—		1

	HK$	161	HK$	1

As at December 31, 2004, HK$1 million (2003: HK$100 million) due to the Government, Airport Authority and KCRC is expected to be settled within one year.

32	Deferred Liabilities in millions

	2003		2004
Estate management funds
- Refundable deposits on managed properties	HK$	33	HK$	50
- Building maintenance and asset replacement reserve funds		53		59

	HK$	86	HK$	109

33	Deferred Income in millions

	2003		2004
Deferred income on property development (Note 16B)	HK$	4,924	HK$	4,506
		------		------
Deferred income on lease out and lease back transaction (Note 14H)	HK$	141	HK$	137
Less: Amount recognized as income		4		5

	HK$	137	HK$	132
		------		------

	HK$	5,061	HK$	4,638

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

34	Income Tax in the Balance Sheet in millions

A    Current taxation in the consolidated balance sheet comprised overseas tax liabilities in respect of consultancy services income earned offshore, chargeable at the appropriate current tax rates of taxation ruling in the relevant countries.

B    Deferred tax assets and liabilities recognized

The components of deferred tax assets and liabilities recognized in the balance sheet and the movements during the year are as follows:

	DEFERRED TAX ARISING FROM
	DEPRECIATION ALLOWANCES IN EXCESS OF RELATED DEPRECIATION		REVALUATION OF PROPERTIES		PROVISION AND OTHER TEMPORARY DIFFERENCES		TAX LOSSES		TOTAL
2003
At January 1, 2003	HK$	7,684	HK$	—	HK$	(83)	HK$	(4,349)	HK$	3,252
Charged / (credited) to consolidated profit and loss account		1,069		—		(28)		(297)		744
Charged to reserves (Note 36)		—		4		—		—		4

At December 31, 2003	HK$	8,753	HK$	4	HK$	(111)	HK$	(4,646)	HK$	4,000

2004
At January 1, 2004	HK$	8,753	HK$	4	HK$	(111)	HK$	(4,646)	HK$	4,000
Charged / (credited) to consolidated profit and loss account		270		—		(20)		441		691
Charged to reserves (Note 36)		—		58		—		—		58

At December 31, 2004	HK$	9,023	HK$	62	HK$	(131)	HK$	(4,205)	HK$	4,749

							2003		2004
Net deferred tax asset recognized in the balance sheet							HK$	—	HK$	(15)
Net deferred tax liability recognized in the balance sheet								4,000		4,764

							HK$	4,000	HK$	4,749

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

35	Share Capital, Share Premium and Capital Reserve in millions

	2003		2004
Authorized:
6,500,000,000 shares of HK$1.00 each	HK$	6,500	HK$	6,500

Issued and fully paid:
5,389,999,974 shares (2003: 5,288,695,393 shares) of HK$1.00 each	HK$	5,289	HK$	5,390
Share premium		2,609		3,691
Capital reserve		27,188		27,188

	HK$	35,086	HK$	36,269

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

New shares issued and fully paid up during the year comprise:

	NUMBER OF SHARES	OPTION / SCRIP PRICE		PROCEEDS CREDITED TO				TOTAL
				SHARE CAPITAL ACCOUNT		SHARE PREMIUM ACCOUNT
				millions		millions		millions
Employee share options exercised	8,023,500	HK$	8.44	HK$	8	HK$	60	HK$	68
Issued as 2003 final scrip dividends	62,069,342	HK$	11.93		62		678		740
Issued as 2004 interim scrip dividends	31,211,739	HK$	12.00		31		344		375

	101,304,581			HK$	101	HK$	1,082	HK$	1,183

Outstanding share options under the Pre-Global Offering Share Option Scheme and New Joiners Share Option Scheme as at December 31, 2004 are disclosed in note 43.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

36	Other Reserves in millions

	INVESTMENT PROPERTY REVALUATION RESERVE		FIXED ASSET REVALUATION RESERVE		RETAINED PROFITS		TOTAL
2003
Balance as at January 1, 2003	HK$	6,406	HK$	24	HK$	13,234	HK$	19,664
Dividends paid		—		—		(2,178)		(2,178)
Surplus / (Deficits) on revaluation, net of deferred tax		276		(6)		—		270
Profit for the year		—		—		4,450		4,450

Balance as at December 31, 2003	HK$	6,682	HK$	18	HK$	15,506	HK$	22,206

2004
Balance as at January 1, 2004	HK$	6,682	HK$	18	HK$	15,506	HK$	22,206
Dividends paid		—		—		(2,231)		(2,231)
Surplus on revaluation, net of deferred tax (Notes 14 and 34)		2,486		273		—		2,759
Profit for the year		—		—		4,496		4,496

Balance as at December 31, 2004	HK$	9,168	HK$	291	HK$	17,771	HK$	27,230

The investment property and fixed asset revaluation reserves were set up to deal with the surpluses or deficits arising from the revaluation of investment properties and self-occupied office land and buildings respectively (note 1E).

The investment property and fixed asset revaluation reserves are not available for distribution to shareholders because they do not constitute realized profits. As at December 31, 2004, the total amount of reserves available for distribution to shareholders under the Hong Kong Companies Ordinance amounted to HK$17,553 million (2003: HK$15,305 million).

Included in the Group’s retained profits as at December 31, 2004 is an amount of HK$39 million (2003: HK$86 million), being the retained profits attributable to the non-controlled subsidiary.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

37	Retirement Schemes

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

The assets of these schemes are held under the terms of separate trust arrangements so that the assets are kept separate from those of the Company.

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

Members’ contributions to the hybrid benefit section are based on a fixed percentage of basic salary. The Company’s contributions are determined by the Executive Directorate with reference to an actuarial valuation. At December 31, 2004, the total membership was 5,966 (2003: 6,093; 2002: 6,397). In 2004, members contributed HK$67 million (2003: HK$70 million; 2002: HK$75 million) and the Company contributed HK$224 million (2003: HK$238 million; 2002: HK$256 million) to the hybrid benefit section. The net asset value of the hybrid benefit section as at December 31, 2004 was HK$5,365 million (2003: HK$4,639 million; 2002: HK$3,769 million).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

(b)	The Defined Contribution Benefit Section

Both members’ and the Company’s contributions to the defined contribution benefit section are based on fixed percentages of members’ basic salary. As at December 31, 2004, the total membership under this section was 406 (2003: 405; 2002: 363). In 2004, total members’ contributions were HK$6.4 million (2003: HK$5.3 million; 2002: HK$5.2 million) and the total contribution from the Company was HK$13.3 million (2003: HK$11.1 million; 2002: HK$10.6 million). The net asset value as at December 31, 2004 was HK$74.8 million (2003: HK$49.5 million; 2002: HK$28.6 million).

According to the terms of the trust deed, forfeitures were transferred to the reserve account to be utilized at the discretion of the Company.

(c)	Actuarial Valuations

Actuarial valuations are carried out annually in accordance with the ORSO. A full actuarial valuation of the Retirement Scheme, comprising both the hybrid and the defined contribution benefit sections, was carried out at December 31, 2004 by Towers, Perrin, Forster & Crosby, Inc., an independent firm of consulting actuaries, using the Attained Age Method. The principal actuarial assumptions used included a long-term rate of investment return net of salary increases of 2.0% (2003: 2.0%; 2002: 2.25%) per annum, together with appropriate allowances for expected rates of mortality, turnover, redundancy and retirement and an adjustment for salary increases expected over the short term. The actuary confirmed that, at the valuation date:

i	the Scheme was solvent, with assets more than adequate to cover the aggregate value of members’ vested benefits had all members left the Scheme; and

ii	the value of the Scheme’s assets was more than sufficient to cover the aggregate past service liability on the assumption that the Scheme continued in force.

B	RBS

The RBS was established under trust as of January 1, 1995. The RBS is a defined benefit scheme and applies to all employees classified by the Company as staff working on designated projects and who are not on gratuity terms. The RBS provides for benefits to be payable only in the event of redundancy for accrued service up to December 31, 2002. The RBS was registered under the Occupational Retirement Schemes Ordinance with effect from December 1, 1995. As at December 31, 2004, there were 397 members (2003: 424; 2002: 520) under the RBS.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

The RBS is non-contributory for members. The Company’s contributions are determined by the Executive Directorate with reference to an actuarial valuation and are charged as part of the staff costs to various projects on the basis of the amount contributed. During 2004, the Company’s contributions amounted to HK$2 million (2003: HK$2 million; 2002: HK$2 million). The net asset value of the RBS as at December 31, 2004 was HK$14 million (2003: HK$14 million; 2002: HK$23 million).

Actuarial valuations are carried out annually. A full actuarial valuation of the RBS was carried out at December 31, 2004 by Towers, Perrin, Forster & Crosby, Inc. using the Attained Age Method. The principal actuarial assumptions used included an expected weighted rate of investment return net of salary increases, of approximately -1.25% (2003: 0%; 2002: 1.25%) per annum, together with appropriate allowance for expected rates of redundancy. The actuary confirmed that, at the valuation date:

i	due to the nature of the RBS which provides for benefits only on redundancy, there was no aggregate vested liability, and thus the RBS was technically solvent; and

ii	the value of the RBS assets, together with the future contributions recommended by the actuary and to be adopted by the Company, would be sufficient to meet the liabilities of the RBS on an on-going basis.

C	MPF SCHEME

Effective from the MPF commencement date of December 1, 2000, the Company joined The Bank Consortium MPF Plan which has been registered with the Mandatory Provident Fund Schemes Authority and authorized by the Securities and Futures Commission. As at December 31, 2004, the total number of employees of the Company participating in the MPF Scheme was 478 (2003: 504; 2002: 502). In 2004, total members’ contributions were HK$1.6 million (2003: HK$1.7 million; 2002: HK$2.0 million) and total contribution from the Company was HK$2.5 million (2003: HK$2.0 million; 2002: HK$2.3 million).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

38	Defined Benefit Retirement Plan Obligations in millions

The Group makes contributions to two defined benefit plans that provide benefits for employees upon retirement or termination of services for other reasons (note 37). The movements in respect of these defined benefit plans during the year are summarized as follows:

A	The amounts recognized in the balance sheets:

	RETIREMENT SCHEME 2003		RBS 2003		TOTAL 2003		RETIREMENT SCHEME 2004		RBS 2004		TOTAL 2004
Present value of funded obligations	HK$	4,277	HK$	14	HK$	4,291	HK$	5,456	HK$	7	HK$	5,463
Fair value of plan assets		(4,638)		(14)		(4,652)		(5,365)		(14)		(5,379)
Net unrecognized actuarial gains / (losses)		322		2		324		(188)		6		(182)

Net (asset) / liability	HK$	(39)	HK$	2	HK$	(37)	HK$	(97)	HK$	(1)	HK$	(98)

The plans had no investment in shares or debt securities issued by the Company.

B	Movements in the net (asset) / liability recognized in the balance sheets:

	RETIREMENT SCHEME 2003		RBS 2003		TOTAL 2003		RETIREMENT SCHEME 2004		RBS 2004		TOTAL 2004
At January 1	HK$	1	HK$	2	HK$	3	HK$	(39)	HK$	2	HK$	(37)
Contributions paid to the Schemes		(238)		(2)		(240)		(224)		(2)		(226)
Expense recognized (Note 38C)		198		2		200		166		(1)		165

At December 31	HK$	(39)	HK$	2	HK$	(37)	HK$	(97)	HK$	(1)	HK$	(98)

C	Expense recognized in the consolidated profit and loss account:

	RETIREMENT SCHEME 2003		RBS 2003		TOTAL 2003		RETIREMENT SCHEME 2004		RBS 2004		TOTAL 2004
Current service cost	HK$	235	HK$	—	HK$	235	HK$	228	HK$	—	HK$	228
Interest cost		195		1		196		222		1		223
Expected return on plan assets		(232)		(1)		(233)		(284)		(1)		(285)
Net actuarial loss / (gain) recognized		—		2		2		—		(1)		(1)

Expense recognized (Note 38B)	HK$	198	HK$	2	HK$	200	HK$	166	HK$	(1)	HK$	165
Less: Amount capitalized		42		2		44		28		(1)		27

	HK$	156	HK$	—	HK$	156	HK$	138	HK$	—	HK$	138

The retirement expense is recognized under staff costs and related expenses in the consolidated profit and loss account.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

D	Actual gain on plan assets

	2003		2004
MTRCL Retirement Scheme	HK$	791	HK$	527

MTRCL Retention Bonus Scheme	HK$	—	HK$	—

E	The principal actuarial assumptions used as at December 31, 2004 (expressed as weighted average) are as follows:

	RETIREMENT SCHEME 2003	RBS 2003	RETIREMENT SCHEME 2004	RBS 2004
Discount rate at December 31	5.25%	1.25%	4.25%	1.00%
Expected rate of return on plan assets	6.00%	1.50%	6.00%	1.50%
Future salary increases	4.00%	1.50%	4.00%	2.75%

39	Construction Projects

A	DISNEYLAND RESORT LINE

The Project Agreement between the Government and the Company for the design, construction, financing and operation of the Disneyland Resort Line was signed on July 24, 2002.

With the progress made on construction and equipment installation, the project is currently scheduled to complete on target on or before July 1, 2005. It is also currently forecast that the capital cost estimate of the project will not exceed the original budget of HK$2 billion.

At December 31, 2004, the Company had incurred expenditure of HK$1,409 million (2003: HK$883 million) on the project and had authorized outstanding commitments on contracts totalling HK$94 million (2003: HK$446 million) related to the project.

B	TUNG CHUNG CABLE CAR PROJECT

The Project Agreement between the Government and the Company for the design, construction, financing and operation of the Tung Chung Cable Car Project was signed on November 19, 2003.

The project is currently on program and is scheduled to be completed and opened for service in early 2006. The capital cost estimate for the project based on the defined scope of works and program is currently estimated at HK$1 billion.

At December 31, 2004, the Company had incurred expenditure of HK$444 million (2003: HK$137 million) on the project and had authorized outstanding commitments on contracts totalling HK$367 million (2003: HK$495 million) related to the project.

C	ASIAWORLD-EXPO STATION PROJECT

The Project Agreement between the Hong Kong IEC Limited and the Company for the design, construction, financing and operation of the AsiaWorld-Expo Station Project was signed on March 17, 2004.

Following the Agreement, the Company has carried out certain construction works and target completion is at the end of 2005. It is currently estimated that the Company will contribute approximately HK$0.2 billion to the capital cost of the project.

At December 31, 2004, the Company had incurred expenditure of HK$33 million (2003: HK$3 million included in deferred expenditure) on the project and had authorized outstanding commitments on contracts totalling HK$87 million (2003: Nil) related to the project.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

40	Interests in Jointly Controlled Operations

The Group has the following jointly controlled operations in respect of its property development projects as at December 31, 2004.

LOCATION / DEVELOPMENT PACKAGE	LAND USE	TOTAL GROSS FLOOR AREA (SQ.M.)	ACTUAL OR EXPECTED DATE OF COMPLETION OF CONSTRUCTION WORKS *
Hong Kong Station	Office / Retail / Hotel	415,894	By phases from 1998 - 2005

Kowloon Station
Package One	Residential	147,547	Completed in 2000
Package Two	Residential	210,319	Completed in 2003
Package Three	Residential / Cross Border	105,886	2005
	Bus Terminus
Package Four	Residential	128,845	Completed in 2003
Package Five, Six and Seven	Residential / Office / Retail / Hotel / Serviced Apartment	504,350	By phases from 2007 - 2010

Olympic Station
Package One	Residential / Office / Retail	309,069	Completed in 2000
Package Two	Residential / Retail	268,650	Completed in 2001
Package Three	Residential / Kindergarten	104,452	By phases from 2005 - 2006

Tsing Yi Station	Residential / Retail	292,795	Completed in 1999

Tung Chung Station
Package One	Residential / Office / Retail / Hotel	361,686	By phases from 1999 - 2005
Package Two	Residential / Retail	255,949	By phases from 2002 - 2007
Package Three	Residential / Retail	413,154	By phases from 2002 - 2007

Hang Hau Station	Residential / Retail	142,152	Completed in 2004

Tiu Keng Leng Station	Residential / Retail	253,765	By phases from 2006 - 2007

Tseung Kwan O Station
Area 55b	Residential / Retail	96,797	2006
Area 57a	Residential / Retail	29,642	2005

Choi Hung Park-and-Ride	Residential / Retail	21,538	2005

* Completion based on issuance of occupation permit

The Group’s assets held in relation to these joint venture operations include various site foundation works and related staff and overhead costs. The costs incurred by the Group on each development package are set off against any up-front payments received from developers in relation to that development package, and the balance is shown on the balance sheet either as property development in progress or deferred income (note 16) as the case may be. As at December 31, 2004, total property development in progress in respect of these jointly controlled operations was HK$388 million (2003: HK$540 million) and total deferred income was HK$4,506 million (2003: HK$4,924 million).

As the Group is not involved in the financing of the construction of the developments, the only financial liability in respect of these developments as at December 31, 2004 was HK$265 million (2003: HK$108 million) in respect of accruals related to property enabling works.

During the year ended December 31, 2004, profits of HK$4,568 million (2003: HK$5,369 million; 2002: HK$3,755 million) were recognized (note 6).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

41	Material Related Party Transactions

The Financial Secretary Incorporated, which holds approximately 76% of the Company’s issued share capital on trust for the Government of the Hong Kong SAR, is the majority shareholder of the Company. Transactions between the Group and Government departments, agencies or Government controlled entities, other than those transactions such as the payment of fees, taxes, leases and rates, etc. that arise in the normal dealings between the Government and the Group, are considered to be related party transactions pursuant to SSAP 20 “Related party disclosures” and are identified separately in these financial statements.

Members of the Board and Members of the Executive Directorate, and parties related to them, are also considered to be related parties of the Group. Transactions with these parties, except for those involving a Member of the Board or his related parties where the relevant Member abstains from voting, are separately disclosed in the financial statements.

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

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

E    On July 24, 2002, the Company entered into an agreement with the Government specifying the parameters for the design, construction, financing and operation of the Disneyland Resort Line (the “DRL Agreement”). In connection with the financing of the DRL Project, the Government agreed to provide financial support to the Company in order to bridge the funding gap between the Company’s required rate of return of 11.25% per annum in respect of the DRL Project, and the projected return of the DRL pursuant to the terms of the Operating Agreement (note 41C). Such financial support, which amounted to HK$798 million at net present value on January 1, 2002, has been provided through the Government waivers of its entitlement to cash dividends in respect of its shareholding, commencing from the financial year ended December 31, 2002 and thereafter as is equivalent to the funding gap. Such financial support has been paid-up following Government’s waiver of HK$37 million in respect of the final dividend for the financial year ended December 31, 2003 in this year (note 41J).

F    On November 19, 2003, the Company entered into a formal project agreement with the Government to develop, on a build, operate and transfer basis, the Tung Chung Cable Car System together with a Theme Village at Ngong Ping on the Lantau Island under a franchise granted by the Government for a period of 30 years commencing on December 24, 2003. Details of the project are set out in note 39B.

During the year, the Group has had the following material related party transactions:

G    In connection with the construction of various railway projects, certain essential project works are embedded within the infrastructure works to be undertaken by the Government or certain of its related parties. These works have been entrusted to the Government and its related parties and are payable on an actual cost basis according to architectural certifications. The Government and certain of its related parties, on the other hand, have entered into entrustment agreements with the Company for the construction of various other infrastructure works that are also reimbursable according to actual costs certified. Details of the amounts paid and the amounts receivable and payable as at December 31, 2004 are provided in notes 15, 25 and 31 respectively.

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

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

J	During the year, the following dividends were paid to or waived by the Government:

(in millions)	2003		2004
Cash dividends paid	HK$	—	HK$	652
Cash dividends waived (Note 41E)		675		37
Shares allotted in respect of scrip dividends		986		1,014

	HK$	1,661	HK$	1,703

During the year, HK$37 million (2003: HK$675 million) cash dividends were waived by the Government. Such amount (2003: HK$664 million), together with HK$11 million (2003: Nil) brought forward from previous year, have been offset against the construction costs of the DRL Project (note 15).

42	Commitments in millions

A	CAPITAL COMMITMENTS

i    Outstanding capital commitments as at December 31, 2004 not provided for in the financial statements were as follows:

	RAILWAY OPERATIONS		RAILWAY EXTENSION PROJECTS		PROPERTY DEVELOPMENT PROJECTS		TOTAL
2003
Authorized but not yet contracted for	HK$	470	HK$	—	HK$	1,817	HK$	2,287
Authorized and contracted for		892		941		70		1,903

	HK$	1,362	HK$	941	HK$	1,887	HK$	4,190

2004
Authorized but not yet contracted for	HK$	518	HK$	—	HK$	1,762	HK$	2,280
Authorized and contracted for		927		558		213		1,698

	HK$	1,445	HK$	558	HK$	1,975	HK$	3,978

Included in the amounts authorized but not yet contracted for are costs that will not be subject to capital contracts such as staff costs, overhead expenses and capitalized interest.

ii    The commitments under railway operations comprise the following:

	IMPROVEMENT AND ENHANCEMENT WORKS		ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT		TOTAL
2003
Authorized but not yet contracted for	HK$	348	HK$	122	HK$	470
Authorized and contracted for		394		498		892

	HK$	742	HK$	620	HK$	1,362

2004
Authorized but not yet contracted for	HK$	388	HK$	130	HK$	518
Authorized and contracted for		232		695		927

	HK$	620	HK$	825	HK$	1,445

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

iii    Commitments in respect of jointly controlled operations have been included in the commitments for property development projects above and were as follows:

	2003		2004
Authorized but not yet contracted for	HK$	1,817	HK$	1,762
Authorized and contracted for		61		204

	HK$	1,878	HK$	1,966

B	OPERATING LEASE COMMITMENTS

The Group had operating leases on office buildings and staff quarters as at December 31, 2004. The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	2003		2004
Payable within one year
Leases expiring within one year	HK$	3	HK$	5
Leases expiring between one to five years		3		2

	HK$	6	HK$	7
Payable after one but within five years		1		1

	HK$	7	HK$	8

The above includes HK$2 million (2003: HK$3 million) in respect of the office accommodation and quarters for construction project staff. The majority of the leases are subject to rent reviews.

C	LIABILITIES AND COMMITMENTS IN RESPECT OF PROPERTY MANAGEMENT CONTRACTS

The Group has, over the years, jointly developed with outside property developers certain properties above or adjacent to railway depots and stations. Under most of the development agreements, the Group retained the right to manage these properties after their completion. The Group, as manager of these properties, enters into services contracts with outside contractors for the provision of security, cleaning, maintenance and other services on behalf of the managed properties. The Group is primarily responsible for these contracts, but any contract costs incurred will be reimbursed by the owners and tenants of the managed properties from the management funds as soon as they are paid.

As at December 31, 2004, the Group had total outstanding liabilities and contractual commitments of HK$613 million (2003: HK$490 million) in respect of these works and services. Cash funds totalling HK$665 million (2003: HK$568 million) obtained through monthly payments of management service charges from the managed properties are held by the Group on behalf of those properties for settlement of works and services provided.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

D	INVESTMENTS IN CHINA

i    Investment in Line 4 of Shenzhen Metro System (“Shenzhen Line 4”)

In January 2004, the Company entered into an Agreement in Principle for a Build-Operate-Transfer (“BOT”) project with the Shenzhen Municipal People’s Government in respect of the construction of Phase 2 of Shenzhen Line 4 of the proposed Shenzhen Metro System and the operation of the entire line for a term of 30 years. The project is subject to a Concession Agreement with the Shenzhen Municipal People’s Government and the necessary government approvals, including that from the Central Government.

Shenzhen Line 4 is a 21-kilometre urban railway running from Huanggang to Longhua New Town in Shenzhen, forming the major north-south railway corridor of the Shenzhen Special Economic Zone. Phase 2 of Shenzhen Line 4 is targeted to complete in late 2008 and upon completion, both Phases 1 and 2 will be operated by the Company’s subsidiary established in Shenzhen. Total investment of the project is estimated at RMB 6 billion (HK$5.66 billion) which will be financed by equity capital of RMB 2.4 billion (HK$2.26 billion) and the balance by non-recourse bank loans in RMB. The project will be implemented with associated property developments comprising 2.9 million square metres of commercial and residential space along the railway.

As of December 31, 2004, total costs of HK$51 million (2003: Nil) incurred for the project have been included in deferred expenditure and the Company had further commitment on contracts totalling HK$10 million (2003: Nil) in relation to this project.

ii    Investment in Beijing Metro Line 4 Project (“Beijing Line 4”)

In December, an Agreement in Principle was entered into between the Company, Beijing Infrastructure Investment Co Ltd. (“BIIC”) and Beijing Capital Group (“BCG”), both are subsidiaries of the Beijing Municipal People’s Government, to form a Public-Private-Partnership company (“PPP”) for the investment in the Beijing Line 4 project, which involves the investment, construction and operation of the line for a term of 30 years. The project is subject to a Concession Agreement with the Beijing Municipal People’s Government and approval from the Central Government.

Beijing Metro Line 4 project is a 29-kilometre new underground metro line running from Majialou Station to Longbeicun Station, forming a main north-south traffic artery of Beijing. The total investment for the Beijing Line 4 project is about RMB 15.3 billion (HK$14.4 billion), 70% of which will be funded by the Beijing Municipal People’s Government. The PPP’s investment will be approximately RMB 5 billion (HK$4.7 billion), contributing to approximately one-third of the total investment in the project. Both the Company and BCG will each own 49% of the PPP whilst BIIC will own the remaining 2% interest. The PPP has a registered capital of approximately RMB 1.5 billion (HK$1.42 billion), about RMB 735 million (HK$693 million) of which will be owned by the Company. The remaining two-thirds of the PPP’s investment is expected to be funded by non-recourse bank loans.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

43	Employee Share Option Schemes

A	PRE-GLOBAL OFFERING SHARE OPTION SCHEME

In connection with the Initial Public Offering (“IPO”) and Stock Exchange listing of the Company’s shares in October 2000, a Pre-Global Offering Share Option Scheme (“Pre-IPO Option Scheme”) was established. Under the Pre-IPO Option Scheme, a total of 769 employees including all the Members of the Executive Directorate, except C K Chow and Lincoln K K Leong who were appointed on December 1, 2003 and February 1, 2002 respectively, were granted on September 20, 2000 options to purchase an aggregate of 48,338,000 shares, representing 0.9% of the issued share capital of the Company as at December 31, 2004. The options carry an exercise price of HK$8.44 per share, which was equivalent to 90% of the IPO offer price of HK$9.38 per share. The options may be exercised prior to September 11, 2010, subject to the vesting provisions under the Scheme. As of December 31, 2004, all options granted under the Pre-IPO Option Scheme have been vested.

In 2004, no options were vested and a total of 8,023,500 previously vested share options have been exercised. The weighted average closing price in respect of the share options exercised during the year was HK$12.09 per share. In addition, no share options lapsed as a result of the resignation of option holders during the year. As at December 31, 2004, total options to subscribe for 17,206,000 (2003: 25,229,500) shares remained outstanding.

B	NEW JOINERS SHARE OPTION SCHEME

In May 2002, the New Joiners Share Option Scheme (the “New Option Scheme”) was adopted at the 2002 Annual General Meeting to provide share options to new members of the top and senior management of the Company who did not participate in the Pre-IPO Option Scheme. Under the Rules of the New Option Scheme, a maximum of 5,056,431 shares, which represent 0.1% of the issued share capital of the Company as at December 31, 2004, may be issued pursuant to the exercise of options granted under the New Option Scheme. Options granted will be evenly vested in respect of their underlying shares over a period of three years from the date on which the relevant option is offered. The exercise price of any option granted under the New Option Scheme is to be determined by the Company upon the offer of grant of the option and which should not be less than the greatest of (i) the average closing price of an MTR share for the five business days immediately preceding the day of offer of such option; (ii) the closing price of an MTR share on the day of offer of such option, which must be a business day; and (iii) the nominal value of an MTR share.

On August 1, 2003, a total of 5 employees, including Lincoln K K Leong, a Member of the Executive Directorate, were granted options to purchase an aggregate of 1,561,200 shares at an exercise price of HK$9.75 per share, being the closing price of an MTR share on the day of offer. The options are exercisable on or prior to July 14, 2013.

In 2004, 521,000 options to subscribe for shares were vested. However, none of the share options vested so far have been exercised and no share options lapsed during the year. As at December 31, 2004, total options to subscribe for 1,561,200 (2003: 1,561,200) shares remained outstanding.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

44	Subsequent Events

A    On January 24, 2005, the Company accepted an offer from the Government to allow the Company to proceed with the proposed development on Site F of Tseung Kwan O Town Lot No. 70, Area 86, at an assessed land premium of HK$2,319 million together with other ancillary terms and conditions as specified in the modification letter to be entered into between the Company and the Government. On February 8, 2005, a Development Agreement was entered into between the Company and City Investments Limited, a subsidiary of Cheung Kong (Holdings) Ltd. to jointly develop this site under which the Company will pay half of the land premium. The site involves accommodation and facilities with a total gross floor area of not less than 136,540 square metres comprising 2,096 residential flats, a 31,000-square metre home for the aged and about 500 square metres of retail space. The development is expected to be completed in 2008.

B    On February 7, 2005, the Company and its PPP partners initialed the Concession Agreement for the Beijing Metro Line 4 project (note 42D(ii)) with the Beijing Municipal People’s Government.

45	Recently Issued Accounting Standards

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRSs”) which are effective for accounting periods beginning on or after January 1, 2005. The Group did not apply early adoption of these new HKFRSs to its financial statements for the year ended December 31, 2004. However, the Group has been carrying out an assessment of the impact of these new HKFRSs and has so far concluded that the adoption of the revised standards may have significant impact to its consolidated financial statements as described below:

A	HONG KONG ACCOUNTING STANDARD 40 (“HKAS 40”) ON INVESTMENT PROPERTY

The adoption of HKAS 40 would require all revaluation gains or losses of investment properties to be taken directly to the Profit and Loss Account (“P&L”), whereas under the old standards such changes are generally taken to the revaluation reserve account on a portfolio basis. The volatility of property prices therefore could have significant impact on the level and consistency of the Company’s future operating profits.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

B	HONG KONG ACCOUNTING STANDARDS 32 & 39 (“HKASs 32 & 39”) ON FINANCIAL INSTRUMENTS

The adoption of HKASs 32 and 39 would require all financial instruments which the Company is using to hedge the interest rate and currency risks of its borrowings to be marked to market, with change in their fair values recognized in the P&L directly. The standard allows the application of hedge accounting, that is, to use the change in fair value of the underlying hedged items to offset this impact. Should there be inefficiency in the hedging relationship to the extent that the opposing impacts do not cancel each other out, there will be a net residual impact to the P&L. Given that hedge efficiency is affected by a number of factors including the nature of the hedging relationship, direction of interest rates and changes in foreign exchange rates, it is difficult to forecast and control this residual impact.

It should be noted, however, that both of these accounting changes are non-cash items and hence do not affect cash flow.

The Group will continue to assess the impact of other new HKFRSs and other changes may be identified as a result. However, it is not expected that these will have a significant impact on the Group’s consolidated financial statements.

46	Approval of Financial Statements

The financial statements were approved by the Board on March 1, 2005.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

47	Summary of Differences Between Hong Kong and United States GAAP

The Group’s financial statements are prepared in accordance with the accounting principles generally accepted applicable in Hong Kong (“HK GAAP”), which differ in certain significant respects from those applicable in the United States (“US GAAP”). The significant differences relate principally to the following items, and the adjustments considered necessary to restate profit (“net income”) and shareholders’ funds (“shareholders’ equity”) in accordance with US GAAP are shown in the tables set out below.

A	REVENUE RECOGNITION ON PROPERTY DEVELOPMENTS

Under HK GAAP, where the Group receives payments from developers at the commencement of the project, profits arising from such payments are recognized when the foundation and site enabling works are complete and acceptable for development, and after taking into account the outstanding risks and obligations, if any, retained by the Group in connection with the development. In addition, under HK GAAP, where the Group receives a distribution of the assets of the development upon completion of construction, profit is recognized based on the fair value of such assets at the time of receipt. Under US GAAP, such profits would be recognized during construction of the property on a percentage-of-completion basis. Accordingly, the balances of debtors and creditors would be increased by HK$243 million and HK$897 million respectively at December 31, 2003 and HK$237 million and HK$1,276 million respectively at December 31, 2004.

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

Under HK GAAP, investment properties are stated on the basis of appraised value, and depreciation expense is not provided on such properties. Also under HK GAAP, self-occupied land and buildings are stated at their open market values on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation. Under US GAAP, such revaluations are not permitted. Accordingly, for the purposes of the reconciliation between HK GAAP and US GAAP, the properties of the Group, which are stated at appraised or open market value, have been restated at historical cost less accumulated depreciation. Depreciation has been based on the historical cost of the properties and the shorter of the unexpired lease term or useful life of 50 years. The approximate gross historical cost of investment properties subject to depreciation under US GAAP, which are not depreciated under HK GAAP, amounted to HK$6,876 million and HK$6,908 million at December 31, 2003 and 2004, respectively.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

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

Under HK GAAP, the provision for the defined benefit element of the MTR Corporation Limited Retirement Scheme (the “Retirement Scheme”) was based on the contributions made to the Retirement Scheme. The adoption of the new Statement of Standard Accounting Practice (“SSAP”) 34 under HK GAAP has resulted in the provisions for deficiency of the Retirement Scheme’s present value of the defined benefit obligations over the fair value of the assets. Such transitional liability was recognized immediately against the opening balance of the retained profits as of January 1, 2002 under HK GAAP. Under US GAAP, the defined benefit element of the Retirement Scheme is recognized as a charge to income over the employees’ approximate service period, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 87. SFAS No.87 focuses on the Retirement Scheme’s benefit formula as the basis for determining the benefit earned, and therefore the cost incurred, in each year. The determination of the benefit earned is actuarially determined and includes components for service cost, time value of money, return on plan assets and gains or losses from changes in previous assumptions. The actuarial valuation methods used are different under HK GAAP and US GAAP and so are the pension expenses recognized. As such, the transitional liability of HK$44 million recognized immediately against the opening balance of the retained profits under HK GAAP is reversed under US GAAP. Under US GAAP, the pension cost would be decreased by HK$74 million for the year ended December 31, 2003 and increased by HK$6 million for the year ended December 31, 2004. Accordingly, the prepaid pension cost at December 31, 2003 and 2004 would be adjusted to accrued pension cost of HK$145 million and HK$80 million respectively.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

F	INCOME TAXES

With effect from January 1, 2003, the Group’s accounting policy for the recognition of deferred tax as set out in note 1R is adopted under HK GAAP. The adoption of this policy resulted in a decrease of HK$2,620 million to the balance of the shareholder’s funds as of January 1, 2002. Under US GAAP, full provision is made for all deferred taxes as they arise, except that a valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. Under US GAAP, “more likely than not” is defined as a likelihood of more than 50 percent.

Since the adoption of the new accounting policy for deferred tax under HK GAAP, the remaining adjustment represents deferred tax liability recognized for temporary differences arising from adjustments to profit for the year under US GAAP.

G	CAPITALIZATION OF CERTAIN COSTS

Under HK GAAP, certain costs of a non-incremental nature are capitalized relative to the Airport Railway Project and other capital projects. Under US GAAP, it is not permissible to capitalize these non-incremental costs. Accordingly, under US GAAP, fixed assets and railway construction in progress would be decreased by HK$1,229 million and HK$29 million respectively at December 31, 2003 and HK$1,210 million and HK$49 million respectively at December 31, 2004. The preponderance of the capitalized costs relating to the capital projects is incremental in nature and accordingly, is properly capitalized under both HK GAAP and US GAAP.

H	INTEREST

Under HK GAAP, interest earned on funds obtained by the Group specifically for the construction of the Airport Railway prior to the date of expenditure for such purpose is credited to railway construction in progress related to the Airport Railway, the balance of which was transferred to fixed assets following the commission of the line in 1997. Interest earned for this purpose includes notional interest on funds temporarily applied by the Group for purposes other than related to the construction of the Airport Railway. Under US GAAP, actual interest earned is included in the determination of profit for such period, and notional interest on funds temporarily applied is not recognized.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

I	STOCK BASED COMPENSATION

Under HK GAAP, share options granted by the Company and shares granted by the principal shareholder (defined as shareholding larger than 10%) for no consideration to the employees of the Company are not required to be recognized in the profit and loss account of the Company. Under US GAAP, such share options and shares granted are accounted for in accordance with Accounting Principles Board (“APB”) Opinion No. 25 as contributions to capital with the offsetting charge to the profit and loss account as compensation expense. The compensation expense for the share grants is measured based on the quoted market price of the shares, and in case of share options, the difference between the quoted market price of the shares less the exercise price, at a defined measurement date. The measurement date is the first date on which both the number of shares that an individual employee is entitled to receive and the exercise price are known.

J	OTHERS

Other adjustments primarily represent the net effect of costs deferred under HK GAAP which are required to be recognized as expenses under US GAAP, and certain anticipated expenses recognized under HK GAAP which are not recognized as expenses under US GAAP until the related goods or services are received or provided. Under US GAAP, deferred liabilities would be decreased by HK$40 million and HK$42 million respectively at December 31, 2003 and 2004.

K	DERIVATIVE INSTRUMENTS

Under US GAAP, all derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the profit and loss account when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The Group uses derivative instruments to manage exposures to foreign currency and interest rate risks. The Group’s objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures.

Under HK GAAP, derivative instruments are not required to be recorded on the balance sheet at fair value. Under US GAAP, assets and liabilities would be increased by HK$914 million and HK$1,280 million respectively at December 31, 2003 and HK$434 million and HK$601 million respectively at December 31, 2004.

L	OTHER COMPREHENSIVE INCOME

Under US GAAP, the Group applies the provisions of SFAS No. 130 which requires the reporting of comprehensive income, which represents the change in equity of the Group during a period from transactions and other events and circumstances from nonowner sources. Such presentation is not required under HK GAAP. Other comprehensive income represents such changes in equity that are not included in the determination of net profit or loss. Other comprehensive income and accumulated other comprehensive income balances determined on a US GAAP basis are related solely to the net unrealized gain or loss on qualifying cash flow hedges, net of related income taxes. Such presentation is not required under HK GAAP.

Under US GAAP, other comprehensive income for the year ended December 31, 2002 was increased by HK$164 million (HK$138 million after tax) and decreased by HK$157 million (HK$130 million after tax) and HK$133 million (HK$110 million after tax) for the years ended December 31, 2003 and 2004 respectively. As a result, accumulated other comprehensive income at December 31, 2002, 2003 and 2004 were HK$437 million (HK$367 million after tax), HK$280 million (HK$231 million after tax) and HK$147 million (HK$121 million after tax) respectively.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

M	LEASE OUT AND LEASE BACK TRANSACTION

Under HK GAAP, where commitments by the Group to make long-term lease payments have been defeased by the placement of securities under the lease out and lease back transaction as described in note 14H, those commitments and securities are not recognized as obligations and assets of the Group, respectively. Under US GAAP, the securities are not allowed to offset with the commitments to make long-term lease payments as there is no legal right of offset. Accordingly, the securities placed to defease the lease obligations and the related commitments to make long-term lease payments would be reflected separately in the balance sheet and the net cash provided by financing activities and net cash used by investing activities would be increased by HK$3,698 million and HK$3,781 million for the years ended December 31, 2003 and 2004 respectively under US GAAP.

N	CLASSIFICATION OF ITEMS IN THE CONSOLIDATED BALANCE SHEET

Under HK GAAP, amount due from non-controlled subsidiary, amounting to HK$2 million and HK$87 million at December 31, 2003 and 2004 respectively, is included in the balance of debtors, deposits and payments in advance as management considers that the receivable does not form part of the investment cost.

Under US GAAP, amount due from non-controlled subsidiary is included as a component of investment in non-controlled subsidiary.

O	CLASSIFICATION OF ITEMS IN THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

Under HK GAAP, additional line items, headings and subtotals are allowed to be presented on the face of the profit and loss account when such presentation is relevant to an understanding of the Company’s financial statements.

Under US GAAP, depreciation has to be included in profit from operating activities and should not use income statement line items such as “operating income before depreciation and amortization”.

P	RECENT ACCOUNTING PRONOUNCEMENTS

i	SFAS No. 123 (revised)

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised), Shared-Based Payment. This Statement requires that the compensation cost relating to share-based payment transactions be recognized in the consolidated financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. This Statement replaces SFAS No. 123 and supersedes APB Opinion No. 25. This Statement was effective for all interim and annual periods beginning after June 15, 2005. The Company has elected to early adopt the provisions of this Statement for the fiscal year beginning on January 1, 2005. The Group has assessed the impact of adopting SFAS No. 123 (revised) and it believed that the adoption of this Statement would not have a material effect to the Company’s consolidated financial statements.

ii	SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be based on the fair value of the assets exchanged. This Statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary asset that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Group currently does not have any material nonmonetary transactions that are within the scope of this Statement. Therefore, the application of this Statement will not have material effect to the Company’s consolidated financial statements.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

Q    RECONCILIATION OF NET INCOME TO US GAAP

	Year Ended December 31
(in millions, except per share data)	2002		2003		2004		2004
Profit for the year in accordance with HK GAAP	HK$	3,579	HK$	4,450	HK$	4,496	US$	579
Adjustments required under US GAAP
Revenue recognition on property developments		(115)		(3,522)		(385)		(50)
Depreciation on revalued properties and redevelopment		(66)		(38)		(218)		(28)
Depreciation on certain fixed assets		10		10		11		1
Difference in periodic pension cost		45		(74)		6		1
Capitalization of certain costs		(66)		(19)		(1)		—
Interest		(20)		(19)		(19)		(2)
Stock based compensation		(5)		(19)		(6)		(1)
Derivative instruments		(11)		(22)		66		8
Other		3		—		2		—
Deferred tax accounting		(128)		(15)		—		—
Tax effect of above adjustments		35		637		(78)		(10)

Net income for the year in accordance with US GAAP	HK$	3,261	HK$	1,369	HK$	3,874	US$	498

Basic and diluted earnings per share	HK$	0.64	HK$	0.26	HK$	0.73	US$	0.09

R    RECONCILIATION OF SHAREHOLDERS’ EQUITY TO US GAAP

	As of December 31
(in millions)	2003		2004		2004
Shareholders’ funds in accordance with HK GAAP	HK$	57,292	HK$	63,499	US$	8,170
Adjustments required under US GAAP
Revenue recognition on property developments		(1,360)		(1,745)		(225)
Accumulated depreciation on revalued properties and redevelopment		(402)		(620)		(80)
Asset revaluation reserves		(6,704)		(9,521)		(1,225)
Accumulated depreciation on certain fixed assets		(761)		(750)		(96)
Difference in periodic pension cost		(184)		(178)		(23)
Capitalization of certain costs		(1,258)		(1,259)		(162)
Interest		637		618		80
Derivative instruments		(366)		(167)		(21)
Other		40		42		5
Deferred tax liabilities		600		561		72

Shareholders’ equity in accordance with US GAAP	HK$	47,534	HK$	50,480	US$	6,495

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2002, 2003, 2004

S	STATEMENT OF CASHFLOWS

Under HK GAAP, cash flows from interest and finance charges are included in financing activities while cash receipts from property developers and properties sold as well as cash payments for property development projects are included in investing activities. Under US GAAP, cash flows from interest and finance charges, cash receipts from property developers and properties sold and cash payments for property development projects for the years presented are included as operating activities. Cash flows from operating activities and investing activities for 2002 and 2003 are revised to present cash receipts and payments from property developments as operating activities.

The impacts of the reclassification of the affected line items in the consolidated statement of cash flows with respect to the years ended December 31, 2002 and 2003 are as follows:

Consolidated statements of cash flows

	Year Ended December 31
(in millions)	2002		2003
Net cash provided by operating activities, as previously reported	HK$	2,488	HK$	2,129
Capital expenditure from property development projects		(377)		(88)
Receipts from property developers		2,646		675
Proceeds from properties sold		127		180

Net cash provided by operating activities, after reclassification	HK$	4,884	HK$	2,896

Net cash used in investing activities, as previously reported	HK$	(2,354)	HK$	(1,795)
Capital expenditure from property development projects		377		88
Receipts from property developers		(2,646)		(675)
Proceeds from properties sold		(127)		(180)

Net cash used in investing activities, after reclassification	HK$	(4,750)	HK$	(2,562)

	Year Ended December 31
(in millions)	2002		2003		2004		2004
Net cash provided / (used) by:
Operating activities	HK$	4,884	HK$	2,896	HK$	5,531	US$	712
Investing activities		(4,750)		(2,562)		(2,940)		(379)
Financing activities		1,369		(1,676)		(2,698)		(347)

Change in cash and cash equivalents	HK$	1,503	HK$	(1,342)	HK$	(107)	US$	(14)
Cash and cash equivalents at beginning of year		215		1,718		376		49

Cash and cash equivalents at end of year	HK$	1,718	HK$	376	HK$	269	US$	35

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Mass Transit Railway Ordinance (incorporated herein by reference to the Registration Statement on Form F-3, filed by the Company and MTR Corporation (C.I.) Limited on September 10, 2001 (File No: 333-13904) (the “Form F-3”)).

1.2	Memorandum of Association of the Company (incorporated herein by reference to the Form F-3).

1.3	Articles of Association of the Company (as amended on June 3, 2004) (incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed by the Company on June 25, 2004).

2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

2c.1	Indenture, dated October 1, 1995, between Mass Transit Railway Corporation (the predecessor of the Company) and The First National Bank of Chicago, as Trustee (incorporated herein by reference to the Form F-3).

2c.2	First Supplemental Indenture, dated January 25, 1999, between Mass Transit Railway Corporation (the predecessor of the Company) and The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

2c.3	Second Supplemental Indenture, dated June 12, 2000, between the Company and Bank One Trust Company, N.A. as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

2c.4	Third Supplemental Indenture, dated as of September 7, 2001, between MTR Corporation Limited and Bank One Trust Company, N.A., as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

2c.5	Indenture, dated as of September 7, 2001, among MTR Corporation (C.I.) Limited, as Issuer, MTR Corporation Limited, as Guarantor, and Bank One Trust Company, N.A., as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

4.1	Operating Agreement, dated June 30, 2000, between Secretary for Transport (now known as Secretary for the Environment, Transport and Works) for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

4.2	Comfort Letter dated July 14, 2000 from Planning and Lands Bureau (now known as Housing, Planning and Lands Bureau) of the Government of the Hong Kong Special Administrative Region, to the Company regarding land matters relating to the privatization of the Company (incorporated herein by reference to the Form F-3).

4.3	Agreement dated June 30, 2000, in respect of the vesting of certain assets comprised in the Eastern Harbour Crossing, between The Secretary for the Treasury (now known as Secretary for Financial Services and the Treasury) for and on behalf of the Government of the Hong Kong Special Administrative Region, and the Company (incorporated herein by reference to the Form F-3).

Exhibit Number	Description of Exhibit
4.4	Amendment and Restatement Agreement, dated June 30, 2000 in respect of The Memorandum of Understanding relating to the Eastern Harbour Crossing and The Airport Railway Operating and Maintenance Terms and The Project Agreement for the Design, Construction, Financing and Operating of the Tseung Kwan O Extension and The Letter Agreement relating to the Quarry Bay Congestion Relief Works, dated June 30, 2000, between Secretary for Transport (now known as Secretary for the Environment, Transport and Works) for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

4.5	Indemnity Agreement, dated September 22, 2000, in respect of the global share offering, among the Company, the Members of the Board and the Members of the Executive Directorate and the Government of the Hong Kong Special Administrative Region (incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed by the Company on June 20, 2001).

4.6	Project Agreement for the design, construction, financing and operation of the Penny’s Bay Rail Link (now known as Disneyland Resort Line), dated July 24, 2002, between the Company and the Deputy Secretary for the Environment, Transport and Works for and on behalf of the Government (incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed by the Company on June 25, 2003).

7.1	Computation of Ratio of Debt to Shareholders’ Funds based on Hong Kong GAAP.

7.2	Computation of Ratio of Debt to Shareholders’ Equity based on US GAAP.

7.3	Computation of Ratio of Earnings to Fixed Charges based on Hong Kong GAAP.

7.4	Computation of Ratio of Earnings to Fixed Charges based on US GAAP.

8.1	Subsidiaries of the Company.

10.1	Memorandum on Performance Requirements between Commissioner for Transport for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

12.1	Certification of Chief Executive Officer required by Rule 15d-14(a) under the Exchange Act.

12.2	Certification of Finance Director required by Rule 15d-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 15d-14(b) under the Exchange Act.

13.2	Certification of Finance Director required by Rule 15d-14(b) under the Exchange Act.

23.1	Consent of KPMG, Independent Registered Public Accounting Firm.