Form 20-F
period 2005-12-31
MTR CORP LTD
filed 2006-06-21
CIK 1159204

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-13904

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

N/A	Hong Kong
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

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

As of December 31, 2005, 5,481,856,439 ordinary shares, par value HK$1.00 each, were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. Large Accelerated Filer  ☒    Accelerated Filer  ☐     Non-Accelerated Filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☒    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

MTR CORPORATION LIMITED

PART III		114

Item 17.	Financial Statements.	114

Item 18.	Financial Statements.	114

Item 19.	Exhibits.	114

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. With respect to the Company’s business, including its railway operations and property operations, such factors include, among others, the following: (i) general political, social and economic conditions in Hong Kong, the Mainland of China and elsewhere; (ii) the level of interest rates prevailing in Hong Kong; (iii) accidents and natural disasters; (iv) the terms on which the Company finances its working capital and capital expenditure requirements; (v) the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development; (vi) changes in the fares for the Company’s services; (vii) competition from alternative modes of transportation; (viii) the Company’s ability to complete property developments on time and within budget; (ix) fluctuation in property prices and competition from other property developments; (x) the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”); (xi) the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); (xii) the Government’s policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); (xiii) the possible rail merger involving the Company and the Kowloon-Canton Railway Corporation; and (xiv) other factors beyond the Company’s control.

SUPPLEMENTAL INFORMATION AND EXCHANGE RATES

The Company publishes its financial statements in Hong Kong Dollars. In this Annual Report, references to “US Dollars”, “US$” or “$” are to United States Dollars and references to “Hong Kong Dollars”, “HK Dollars” or “HK$” are to Hong Kong Dollars. Solely for the convenience of the reader, this Annual Report contains translations of certain Hong Kong Dollar amounts into US Dollar amounts at specified rates. These translations should not be construed as representations that the Hong Kong Dollar amounts actually represent such US Dollar amounts or could be converted into US Dollar amounts at the rates indicated or at all. The translations of Hong Kong Dollars into US Dollars have been made at the rate of HK$7.7533 to US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 30, 2005.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2. Offer Statistics and Expected Timetable.

Not Applicable.

Item 3. Key Information.

The following table presents selected financial information of the Company and its subsidiaries (the “Group”) as of and for each of the years in the five-year period ended December 31, 2005. The selected financial information of the Group as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 is derived from the Company’s audited consolidated financial statements and the related notes included elsewhere in this Annual Report (the “Financial Statements”). The selected financial information of the Group as of December 31, 2003, 2002 and 2001 and for the years ended December 31, 2002 and 2001 is derived from the Company’s audited consolidated financial statements not included herein. The following selected financial information should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and the Financial Statements.

Selected Financial Data(1)

	Year Ended December 31,
	2001(2)		2002(2)(3)		2003(2)(4)		2004(2)(4)		2005(4)(5)		2005
	(in millions, except number of shares, ratios and per share data)
Profit and Loss Account Data:
Hong Kong GAAP:
Revenue	HK$	7,592	HK$	7,686	HK$	7,594	HK$	8,351	HK$	9,153	US$	1,181
Operating profit from railway and related operations before depreciation(6)		4,042		4,003		3,733		4,529		5,101		658
Profit on property developments		3,248		3,755		5,369		4,568		6,145		793
Operating profit before depreciation		7,290		7,758		9,102		9,097		11,246		1,451
Depreciation		(2,167)		(2,459)		(2,388)		(2,499)		(2,682)		(346)
Operating profit before interest and finance charges		5,123		5,299		6,714		6,598		8,564		1,105
Interest and finance charges		(874)		(1,125)		(1,539)		(1,450)		(1,361)		(175)
Share of profits less losses of non-controlled subsidiaries and associates		29		36		22		39		9		1
Profit before taxation		4,295		4,098		5,473		7,673		10,012		1,292
Income tax(7)		(868)		(611)		(795)		(1,130)		(1,549)		(200)
Profit attributable to equity shareholders of the Company(8)		3,427		3,487		4,678		6,543		8,450		1,090
Profit for the year(8)		3,427		3,487		4,678		6,543		8,463		1,092
Dividends(9)		(2,118)		(2,161)		(2,215)		(2,259)		(2,299)		(297)
Earnings per share:
Basic(10)		0.68		0.68		0.90		1.23		1.55		0.20
Diluted(11)		0.68		0.68		0.90		1.23		1.55		0.20
Dividend per share(9)		0.24		0.42		0.42		0.42		0.42		0.05

US GAAP:
Profit on property developments	HK$	4,464	HK$	3,640	HK$	1,847	HK$	4,183	HK$	5,645	US$	728
Profit before taxation		5,352		3,988		1,495		4,652		6,633		856
Income tax		884		727		126		778		959		124
Net income for the year		4,468		3,261		1,369		3,874		5,674		732
Earnings per share:
Basic(10)		0.89		0.64		0.26		0.73		1.04		0.13
Diluted(11)		0.89		0.64		0.26		0.73		1.04		0.13

Balance Sheet Data (at year end):
Hong Kong GAAP:
Investment properties	HK$	10,363	HK$	10,267	HK$	14,169	HK$	16,687	HK$	19,892	US$	2,566
Total assets		98,126		101,119		102,366		106,674		113,666		14,660
Total equity attributable to equity shareholders of the Company (“Shareholders’ Equity”)		50,130		52,453		56,123		61,892		69,875		9,012
Loans, obligations under finance leases and bank overdrafts		31,385		33,508		32,025		30,378		28,264		3,646
Deferred income(12)		8,411		6,226		5,061		4,638		3,584		462
Share capital, share premium and capital reserve		32,807		33,910		35,086		36,269		37,450		4,830
Issued shares(13)		5,055,229,742		5,158,748,655		5,288,695,393		5,389,999,974		5,481,856,439

US GAAP:
Investment properties	HK$	2,944	HK$	2,892	HK$	6,409	HK$	6,291	HK$	6,537	US$	843
Fair value derivatives (assets)		416		1,297		914		434		234		30
Total assets		92,691		96,286		93,194		93,639		96,735		12,477
Fair value derivatives (liabilities)		742		1,798		1,280		601		307		40
Loans, obligations under finance leases and bank overdrafts		31,745		34,793		32,906		30,711		28,264		3,646
Shareholders’ equity		44,870		46,942		47,534		50,480		55,194		7,119
Share capital, share premium and capital reserve		32,892		34,000		35,195		36,384		37,569		4,846

Other Financial Data (at year end):
Hong Kong GAAP:
Ratio of debt(14) to Shareholders’ Equity		0.63:1		0.64:1		0.57:1		0.49:1		0.40:1
Ratio of earnings to fixed charges		2.69		2.96		4.23		6.07		7.69

US GAAP:
Ratio of debt(14) to shareholders’ equity		0.71:1		0.74:1		0.69:1		0.61:1		0.51:1
Ratio of earnings to fixed charges		3.24		2.90		1.84		4.06		5.40

(1)	The financial statements of the Company are prepared in accordance with generally accepted accounting principles in Hong Kong (“Hong Kong GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). For a description of the nature and effect of these differences, see Note 52 of Notes to the Financial Statements. With effect from January 1, 2005, all Hong Kong Financial Reporting Standards (“HKFRS”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) have been converged with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”). As a result, with effect from January 1, 2005, the Company adopted all revised and new HKFRS, including all Hong Kong Accounting Standards (“HKAS”), interpretations issued by the Standing Interpretations Committee of the IASB (each an “HK(SIC) — Int”) and interpretations issued by the HKICPA, on or prior to December 31, 2005 that are pertinent to the Company’s operations. Except for Hong Kong Accounting Standards 32 and 39 on financial instruments (“HKAS 32 and HKAS 39”), which have been adopted prospectively as of January 1, 2005, the new HKFRS were adopted retrospectively and resulted in a restatement of the financial statements as of and for the years ended December 31, 2001, 2002, 2003 and 2004. Please see Note 3 of Notes to the Financial Statements for a more detailed discussion relating to the adoption by the Company of the new HKFRS and their impact on the Financial Statements.
(2)	Due to the retrospective adoption of certain new HKFRS effective January 1, 2005, restatement of the 2001, 2002, 2003 and 2004 financial data was necessary. See note 1 above and Note 3 of Notes to the Financial Statements.
(3)	Includes results derived from the operation of the Tseung Kwan O Line since August 18, 2002.
(4)	Includes results derived from the full year operation of the Tseung Kwan O Line.
(5)	Includes results derived from the Disneyland Resort Line since August 1, 2005.
(6)	Operating profit from railway and related operations before depreciation in 2002 includes write-off of project study costs and deferred expenditure totaling HK$218 million, which was primarily related to the Shatin to Central Link and the North Island Link together with its related improvement works. Operating profit from railway and related operations before depreciation in 2003 includes a charge of HK$69 million revaluation deficit relating to the Company’s head office premises, write-off of project study costs and deferred expenditure totaling HK$49 million, which was primarily related to the West Island Line. Operating profit from railway and related operations before depreciation in 2004 includes project study and business development expenses totaling HK$167 million, which was primarily related to the write-off of project study costs of certain Tseung Kwan O further extension capital works and project study and new business development expenses mainly relating to studies on business opportunities in the Mainland of China and Europe, which was partially offset by a HK$69 million write-back of revaluation deficit relating to the Company’s head office premises. Operating profit from railway and related operations before depreciation in 2005 includes project study and business development expenses totaling HK$142 million, which were primarily related to project studies on business opportunities in the Mainland of China and Europe.
(7)	Income tax mainly comprised recognized deferred tax liabilities as a result of the adoption of Statement of Standard Accounting Practice 12 “Income Taxes”, issued by the HKICPA, which became effective on January 1, 2003. With effect from January 1, 2005, the Company has adopted HKAS 12, “Income Taxes” and HK(SIC) — Int 21, “Income Taxes — Recovery of Revalued Non-Depreciable Assets”, which resulted in recognition of deferred tax liabilities on changes in fair value of investment properties arising from revaluation. Both HKAS 12 and HK(SIC) — Int 21 were adopted retrospectively and resulted in a restatement of the financial statements as of and for the years ended December 31, 2001, 2002, 2003 and 2004.
(8)	Profit attributable to equity shareholders of the Company and profit for the year in 2001, 2002, 2003 and 2004 include retrospective adjustments on the change in fair value of investment properties as a result of the adoption of HKAS 40, “Investment Property”, issued by the HKICPA, which became effective on January 1, 2005.
(9)	An interim dividend of HK$0.14 (US$0.018) per share was paid on October 27, 2005. At the Company’s annual general meeting held on June 8, 2006, the shareholders approved a final dividend of HK$0.28 (US$0.036) per share. In accordance with Hong Kong GAAP, the Company recognizes a liability for dividends only in the accounting period in which they are declared or proposed and approved by shareholders.
(10)	The calculation of basic earnings per share in 2001 is based on the profit attributable to equity shareholders of the Company in 2001 and the weighted average number of ordinary shares outstanding of 5,015,601,057. The calculation of basic earnings per share in 2002 is based on the profit attributable to equity shareholders of the Company in 2002 and the weighted average number of ordinary shares outstanding of 5,098,511,864. The calculation of basic earnings per share in 2003 is based on the profit attributable to equity shareholders of the Company in 2003 and the weighted average number of ordinary shares outstanding of 5,214,028,094. The calculation of basic earnings per share in 2004 is based on the profit attributable to equity shareholders of the Company in 2004 and the weighted average number of ordinary shares outstanding of 5,331,253,996. The calculation of basic earnings per share in 2005 is based on profit attributable to equity shareholders of the Company in 2005 and the weighted average number of ordinary shares outstanding of 5,430,594,654.

(11)	The calculation of diluted earnings per share in 2001 is based on the profit attributable to equity shareholders of the Company in 2001 and the weighted average number of ordinary shares outstanding of 5,030,188,894 after adjusting for the effects of dilutive potential ordinary shares. The calculation of diluted earnings per share in 2002 is based on the profit attributable to equity shareholders of the Company in 2002 and the weighted average number of ordinary shares outstanding of 5,105,400,689 after adjusting for the effects of dilutive potential ordinary shares. The calculation of diluted earnings per share in 2003 is based on the profit attributable to equity shareholders of the Company in 2003 and the weighted average number of ordinary shares outstanding of 5,217,462,182 after adjusting for the effects of dilutive potential ordinary shares. The calculation of diluted earnings per share in 2004 is based on the profit attributable to equity shareholders of the Company in 2004 and the weighted average number of ordinary shares outstanding of 5,337,217,673 after adjusting for the effects of dilutive potential ordinary shares. The calculation of diluted earnings per share in 2005 is based on profit attributable to equity shareholders of the Company in 2005 and the weighted average number of ordinary shares outstanding of 5,436,752,536 after adjusting for the effects of dilutive potential ordinary shares.
(12)	For 2001 to 2005, the amounts represent the balance of up-front payments received from developers in excess of the related costs incurred by the Company for property development projects not yet recognized as profit by the Company. For 2003, the amount also includes the balance of cash received from lease-out and lease-back transactions. For 2004 and 2005, the amount also includes the balance of cash received from lease-out and lease-back transactions, as well as sharing in kind on a partially completed property development to be recognized as profit in line with the progress of the construction of the property.
(13)	See Note 40 of Notes to the Financial Statements.
(14)	Debt includes loans, obligations under finance leases and bank overdrafts. See Note 33 of Notes to the Financial Statements.

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

The market exchange rate of the Hong Kong Dollar against the US Dollar continues to be influenced by the forces of supply and demand in the foreign exchange market. Exchange rates between the Hong Kong Dollar and other currencies are influenced by the rate between the US Dollar and the Hong Kong Dollar. The Noon Buying Rate has fluctuated between HK$7.70 to US$1.00 and HK$7.80 to US$1.00 from January 1, 1999 through December 31, 2005.

The translations of Hong Kong Dollars into US Dollars in this Annual Report have been made at the Noon Buying Rate on December 30, 2005 of HK$7.7533 to US$1.00. The Noon Buying Rate on June 19, 2006 was HK$7.7660 to US$1.00.

The following table sets forth the high and low exchange rates between the Hong Kong Dollar and the US Dollars (in Hong Kong Dollars per US Dollar) for each month during the previous six months.

	Noon Buying Rate
	High	Low
December 2005	7.7548	7.7516
January 2006	7.7571	7.7506
February 2006	7.7618	7.7564
March 2006	7.7620	7.7570
April 2006	7.7598	7.7529
May 2006	7.7575	7.7510

The following table sets forth for the five most recent financial years the average exchange rates for each period between the Hong Kong Dollar and the US Dollar (in Hong Kong Dollars per US Dollar), calculating using the average of the exchange rates on the last day of each month during the period.

Noon Buying Rate Period Average
2001	7.799558
2002	7.799592
2003	7.786358
2004	7.789908
2005	7.775500

Risk Factors

The disclosure set forth in this section was prepared pursuant to the Plain English Rules adopted by the U.S. Securities and Exchange Commission. References to “we”, “us”, “our” and “our company” in this section are to MTR Corporation Limited.

Risks relating to the Company and its business

Competition in Hong Kong from other transport providers may adversely affect us.

We compete with other transport providers, principally franchised bus and public light bus operators, as well as non-franchised bus, tram and ferry operators, taxis and, to a limited extent, the Kowloon-Canton Railway Corporation, or KCRC. Our competitive strengths of speed, reliability and comfort have been eroded in recent years with:

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

Increases in patronage will also be affected by macro-economic factors, such as population and employment growth and distribution and changes in demographics and economic conditions. In addition, increases in patronage will be affected by the amount of road congestion and any expansion of the bus network. Furthermore, because of certain inherent capacity limitations and structural inflexibilities of the mass transit railway, we may not be able to respond quickly to increases in demand. For example, we cannot quickly change our routes to cater for new passenger demand in areas in which we do not operate.

The contemplated possible rail merger of the operations of the Company and KCRC may not be implemented or may be implemented on terms significantly different from those as set forth in the non-binding memorandum of understanding between the Company and the Government. In either case, the Company may not be able to realize any or all of the anticipated benefits of the contemplated possible rail merger.

On April 11, 2006, the Secretary for the Environment, Transport and Works and the Secretary for Financial Services and the Treasury, each for and on behalf of Government, and the Company entered into a non-binding memorandum of understanding in relation to a possible merger of the operations of the Company and KCRC and an acquisition by the Company of certain rail assets from KCRC and a property package consisting of, among other things, certain property development rights, investment properties and property management rights of KCRC. However, there is no assurance whether and on which terms the possible rail merger will be implemented. The non-binding memorandum of understanding is not legally binding and creates no legal obligations on either party as to the structure and key terms of the possible rail merger or the negotiation of definitive transaction documents. Moreover, the possible rail merger is subject to, among other things: (i) the enactment of an ordinance by the Legislative Council of the Hong Kong Special Administrative Region to implement the possible rail merger; (ii) the negotiation and execution of definitive transaction documents and the satisfaction of any conditions set forth therein; and (iii) the approval of the independent shareholders of the Company at an extraordinary general meeting of the Company.

Any failure to implement the contemplated possible rail merger between the Company and KCRC, or any implementation on significantly different terms than as set forth in the non-binding memorandum of understanding, could fail to produce the benefits that we currently anticipate. Moreover, as set forth in the risk factors below, in such event, the operation by KCRC of the Shatin to Central Link railway and of the Kowloon Southern Link railway is expected to result in a decrease in our revenues and may have a material adverse effect on our financial condition and results of operations.

Operation of the Shatin to Central Link railway by KCRC is expected to result in a decrease in our revenues and may have a material adverse effect on our financial condition and results of operations.

One of the new railway projects announced by the Government in the Railway Development Strategy 2000 is the Shatin to Central Link, which is intended to be a new strategic rail corridor in the rail network. On June 25, 2002, the Government awarded this project to KCRC after inviting our company, KCRC and other parties to bid for the project. The earliest possible completion date for the Shatin to Central Link is expected to be in 2011. If the contemplated possible rail merger between the Company and KCRC is not implemented, or is implemented on significantly different terms than as set forth in the non-binding memorandum of understanding between the Company and the Government, operation of the Shatin to Central Link upon its completion by KCRC is expected to result in a decrease in our revenues and may have a material adverse effect on our financial condition and results of operations. In addition, since the Kowloon-Canton Railway system will further extend into the urban areas of Hong Kong in such event, KCRC will become our direct competitor. This may have a material adverse effect on our long-term prospects.

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

Construction of the Kowloon Southern Link commenced in November 2005 and is scheduled for completion in 2009. If the contemplated possible rail merger between the Company and KCRC is not implemented, or is implemented on significantly different terms than as set forth in the non-binding memorandum of understanding between the Company and the Government, the operation of the Kowloon Southern Link by KCRC is expected to result in a decrease in our revenues and may have a material adverse effect on our financial condition and results of operations as well as our long-term prospects.

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

We have not increased our fares since 1997. Although we had planned to increase fares by 2.3% in April 2002, we decided not to increase our fares in 2002 due to general economic conditions and competitive pressures. Moreover, while our average fares increased slightly in 2005 due to increases in the average distance traveled by our passengers and changes to certain fare promotions, our average fares decreased in 2003 and 2004 due to fare promotions.

The non-binding memorandum of understanding entered into by the Company and the Government in relation to a possible rail merger contemplates, among other things, the implementation of a fare adjustment mechanism, pursuant to which fares would be reviewed on an annual basis and any adjustments to fares would be linked to changes in the Government Composite Consumer Price Index and the Nominal Wage Index published by the Census and Statistics Department of the Government and, after a certain period, would also take into account a productivity factor. While this contemplated fare adjustment mechanism would provide the Company with the means to adjust fares in an objective, transparent and predictable manner, we cannot assure you that any fare adjustments pursuant to such fare adjustment mechanism would be sufficient to defray any increase in operating costs or that the contemplated fare adjustment mechanism will be implemented on the terms currently proposed or at all. Moreover, our ability to raise fares to cover our operating costs could be limited by new governmental policies on public transport fares, particularly if the contemplated possible rail merger between the Company and KCRC is not implemented, or is implemented on significantly different terms than as set forth in the non-binding memorandum of understanding.

The memorandum of understanding described above contemplates us not increasing any fares for a period from April 11, 2006, the date of such non-binding memorandum of understanding, until the earlier of (a) April 11, 2008 and (b) the date on which merger negotiations between the parties are terminated.

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

The Government is able to appoint our entire Board of Directors, as a majority shareholder. Accordingly, the Government is in a position to influence significantly our major business decisions and strategies, including the scope of our activities and investment decisions and our dividend policy. Please see Item 7, “Major Shareholders and Related Party Transactions — Major Shareholder,” for a description of the Government’s beneficial ownership of our share capital. In addition, we currently compete, to a limited extent, with KCRC, which is 100% beneficially owned by the Government and has a board of directors that consists entirely of government appointees. We also compete with Kowloon Motor Bus, New World First Bus and Citybus, each of which has two board members who are appointed by the Government. Each of KCRC, Kowloon Motor Bus, New World First Bus, Citybus and other transport providers, such as taxi operators and minibus operators, are regulated by the Government. The Government may use its ability to influence our business and/or the businesses of our competitors (whether through its shareholding interest, board representation or through regulation) in a manner that may not be in our best interest.

A number of provisions in the Operating Agreement (as defined in Item 4, “Information on the Company — History and Development of the Company — Overview”) are related to prevailing government policies, including the provisions relating to the amount of land premium payable by us for the grant of land. The Government may change its policies, intentions, preferences, views, expectations, projections, forecasts and opinions, including as a result of changes in the economic, political and social environment or its projections of population and employment growth. In addition, the MTR Ordinance (as defined in Item 4, “Information on the Company — History and Development of the Company — Overview”) and its subsidiary legislation may be amended, modified or repealed in accordance with the Hong Kong legislative process. Any amendment, modification or repeal could modify the existing regulatory regime and materially and adversely affect our financial condition and results of operations. The Government has agreed with our company under the Operating Agreement that it will not make any new regulations under the MTR Ordinance without first having consulted us and having taken account of all reasonable representations made by us. The non-binding memorandum of understanding entered into by the Company and the Government in relation to a possible rail merger contemplates, among other things, the enactment of an ordinance by the Legislative Council of the Hong Kong Special Administrative Region to implement the possible rail merger.

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

In addition, we have borrowed, and expect to continue to borrow, significant amounts at floating interest rates or in foreign currencies. In order to reduce our exposure to movements in interest rates and exchange rates, we have typically hedged a portion of such exposure. This helps to reduce, but does not eliminate, the impact of interest rate and foreign currency movements. An increase in interest rates, or fluctuations in exchange rates between the Hong Kong Dollar and other currencies, may limit the availability or increase the cost of such swaps or hedging instruments. This may increase our borrowing costs or reduce the availability of funding.

Investments in new projects related to our railway operations will increase our overall depreciation charges, which could have a materially adverse effect on our financial condition and results of operations. Moreover, any failure to generate the necessary returns on these investments could materially reduce our profitability.

Investments in our infrastructure, such as improvements to our existing railway assets, the construction of new railway projects, or the extension of existing railway lines, generally involve substantial capital expenditures. For instance, we may incur significant capital expenditures in connection with future projects, such as the proposed West Island Line and the proposed South Island Line. These investments may require long periods of time to generate the necessary returns and may lead to increased depreciation expenses in the future, which could have a material adverse effect on our financial condition and results of operations. Moreover, any failure to generate the necessary returns on these investments could materially reduce our profitability.

Our property business is subject to fluctuations in the Hong Kong property market as well as to general risks incidental to the ownership and management of rental properties.

Our property business has in recent years accounted for, and is expected to continue to account for, a substantial portion of our net profit. Substantially all of our completed investment properties and investment properties under development are located in Hong Kong. Historically, the Hong Kong property market has been cyclical with property values affected by the amount of new land made available by the Government, the rate of economic growth in Hong Kong and political and economic developments in Hong Kong and the Mainland of China.

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

Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our financial condition and results of operations.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the fiscal year ending December 31, 2006, we will be required to include a report by our management on our internal control over financial reporting in our Annual Reports on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting.

We cannot assure you as to our management’s, or our independent registered public accounting firm’s, conclusion as of December 31, 2006 with respect to the effectiveness of our internal control over financing reporting. There is a risk that neither our management nor our independent registered public accounting firm will be able to conclude as of December 31, 2006 that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may decline to attest to our management’s assessment or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which may, among other things, increase our funding and other costs and reduce our profitability.

Moreover, internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal control over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal control over financial reporting, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed and we could fail to meet our reporting obligations.

Any future outbreak of severe acute respiratory syndrome, avian influenza or any other new or unusual diseases may materially and adversely affect our business and operations, as well as our financial condition and results of operations.

Hong Kong, together with the Mainland of China, Singapore, Taiwan, Canada and certain other areas experienced in early 2003 an outbreak of severe acute respiratory syndrome, or SARS, a new and highly contagious form of atypical pneumonia. At the height of the outbreak of SARS, our average weekday patronage on the MTR Lines decreased to a low point of 1.8 million in April 2003, and the Airport Express recorded a significant reduction in its average daily patronage to a low point of 9,200 in May 2003, due to a steep decline in the number of airport passengers. In addition, several countries in Asia and Europe have recently reported cases of avian influenza, or bird flu, a disease which was first detected in humans in 1997 in Hong Kong. While there have been no known cases of human-to-human transmission of bird flu, there can be no assurance that the virus will not mutate, thereby causing a human pandemic in Hong Kong and elsewhere. We cannot assure you that there will not be any future outbreak of SARS, bird flu, or an outbreak of another contagious disease for which there is no known cure or vaccine. Any future outbreak of SARS, bird flu, or any other contagious disease may cause patronage on our railway to again materially decrease. Furthermore, our ability to adequately staff and maintain our operations may be significantly disrupted in such circumstances. In addition, any future outbreak of SARS, bird flu, or any other contagious disease may severely restrict the general level of economic activity in Hong Kong and elsewhere, which may also adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of SARS, bird flu, or any other contagious disease would not have a material adverse effect on our financial condition and results of operations.

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

For example, the 1997 Asian financial crisis and the subsequent economic downturn in the region adversely affected our financial results. Although the Hong Kong economy improved from the second half of 1999 through 2000, general economic conditions deteriorated significantly in 2001 and remained weak during 2002 and 2003. Moreover, the outbreak of SARS in early 2003 severely decreased the level of economic activity and adversely affected economic growth in Hong Kong by, among other things, disrupting consumer spending and adversely affecting tourist arrivals. Any decrease in economic activity in Hong Kong may, among other things, reduce patronage on our railway, lower our station advertising and kiosk rental income, and decrease our property rental and management income as well as profits from our property development activities. For instance, the outbreak of SARS in early 2003 had an adverse impact on all of our businesses in 2003. In particular, it severely affected our average weekday patronage on the MTR Lines and our daily patronage on the Airport Express in 2003. The SARS outbreak also severely curtailed in 2003 our property development activities, reduced our other non-fare revenues and even constrained our ability to pursue our external consultancy services overseas. Although economic conditions have improved since the SARS outbreak in early 2003, we cannot assure you that economic conditions in Hong Kong will continue to improve in the future or that our operations would not be materially and adversely affected by a sustained downturn in the Hong Kong economy.

The Hong Kong economy is also affected to a significant extent by economies of the United States, the European Union and the Mainland of China. The economies of the United States and the European Union have been experiencing significantly slower growth in recent years. Moreover, any new outbreak of SARS, avian influenza, or any other contagious disease for which there is no known cure or vaccine might also adversely affect economic growth in the United States and the European Union, as well as the Mainland of China. We expect a recovery in the Hong Kong economy to depend in part on the performance of the economies of the United States, the European Union and the Mainland of China. Any deterioration in economic conditions in the United States, the European Union or the Mainland of China may materially and adversely affect our financial condition and results of operations.

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

Item 4. Information on the Company.

History and Development of the Company

Overview

The Company is incorporated in Hong Kong with limited liability under the Companies Ordinance of the laws of Hong Kong. The Financial Secretary Incorporated holds approximately 76% of the shares of the Company in trust on behalf of the Government. As of the end of May 2006, approximately 1.59% of the shares of the Company were held on account of the Exchange Fund. The Exchange Fund is a fund established under the Exchange Fund Ordinance (Cap. 66 of the laws of Hong Kong) under the control of the Financial Secretary of Hong Kong. It is used primarily for such purposes as the Financial Secretary thinks fit to affect, either directly or indirectly, the exchange value of the currency of Hong Kong and for other purposes incidental thereto. The Company’s shares are listed on the Hong Kong Stock Exchange. The Company’s predecessor, Mass Transit Railway Corporation (“MTRC”), was a statutory corporation wholly-owned by the Government and was established in 1975 to construct and operate a mass transit railway system in Hong Kong (the “MTR”). The MTR is comprised of the MTR Lines (consisting of the Kwun Tong Line, the Tsuen Wan Line, the Island Line, the Tung Chung Line, the Tseung Kwan O Line and the Disneyland Resort Line) and the Airport Express.

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

On October 5, 2000, The Financial Secretary Incorporated, on behalf of the Government, completed its offer of 1,000,000,000 shares of the Company. As a result of the offer, the Government’s 100% shareholding in the Company was reduced to 80%. On November 1, 2000, The Financial Secretary Incorporated, on behalf of the Government, completed the sale of an additional 150,000,000 shares pursuant to an over-allotment option granted to the underwriters of the share offer. As a result, the Government’s shareholding was further reduced to approximately 77%. Following a series of issuances of scrip dividends, the exercise of share options, loyalty bonus share transfers from the Government and share grants to the Company’s employees by the Government since the listing of the Company’s shares on the Hong Kong Stock Exchange, the Government’s shareholding was further reduced and was approximately 76% as of December 31, 2005.

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

Recent Developments

Possible Rail Merger

Non-Binding Memorandum of Understanding

On April 11, 2006, the Secretary for the Environment, Transport and Works and the Secretary for Financial Services and the Treasury, each for and on behalf of the Government, and the Company entered into a non-binding memorandum of understanding (the “Non-Binding MOU”) in relation to a possible merger of the operations of the Company and KCRC and an acquisition by the Company of certain rail assets from KCRC and a property package consisting of, among other things, certain property development rights, investment properties and property management rights of KCRC (the “Possible Rail Merger”). The Non-Binding MOU is not legally binding and creates no legal obligations on either party as to the structure and key terms of the Possible Rail Merger or the negotiation of definitive transaction documents. Moreover, the Possible Rail Merger is subject to, among other things: (i) the enactment of an ordinance by the Legislative Council of the Hong Kong Special Administrative Region to implement the Possible Rail Merger; (ii) the negotiation and execution of definitive transaction documents and the satisfaction of any conditions set forth therein; and (iii) the approval of the independent shareholders of the Company at an extraordinary general meeting of the Company.

The Non-Binding MOU reflects the five parameters set by the Government, which include: (i) the adoption of a more objective and transparent fare adjustment mechanism; (ii) the abolition of the second boarding charge and review of the fare structure with the objective of reducing fares; (iii) the early resolution of interchange arrangements for rail projects under planning, notably the Shatin to Central Link; (iv) ensuring job security for frontline staff of both the Company and KCRC at the time of the merger; and (v) the provision of seamless interchange arrangements in the long run.

Key Terms of Possible Rail Merger Pursuant to Non-Binding MOU

Under the Non-Binding MOU, the key terms of the Possible Rail Merger would include, among others:

•	the expansion of the Company’s existing franchise under the MTR Ordinance to provide for the right to operate the MTR railway system as well as the KCRC railway system, for an initial period of 50 years and which is extendable;

•	the grant by KCRC to the Company of a service concession to access and use a substantial portion of the KCRC railway and bus system and related businesses for an initial period of 50 years and which is extendable (the “Service Concession”);

•	the acquisition by the Company from KCRC of certain rail assets (the “Purchased Rail Assets”); and

•	the acquisition by the Company of a property package consisting of, among other things, certain property development rights, investment properties and property management rights of KCRC (the “Property Package”).

The Non-Binding MOU contemplates that the Company would be required to make an upfront payment in an amount of HK$4.25 billion for the grant of the Service Concession and as consideration for the Purchased Rail Assets, and an amount of HK$7.79 billion for the acquisition of the Property Package, which in each case would be payable on the day on which the Possible Rail Merger would be completed (the “Effective Date”). Moreover, the Non-Binding MOU contemplates that the Company would be required to make annual payments during the term of the Service Concession, comprised a fixed annual payment for the Service Concession of HK$750 million, which would be payable at the end of each year, starting with the year that commences on the Effective Date, and a variable annual payment for the Service Concession calculated, on an annual basis, as a percentage of revenue generated from the KCRC railway and bus system and related businesses for each financial year. The applicable percentage for the variable annual payment would vary according to the amount of revenue generated from the KCRC railway and bus system and related businesses for each financial year. The variable annual payment would be payable after the end of each financial year, and no variable annual payment would be payable for the first 36 months.

Based on the Non-Binding MOU, following the Possible Rail Merger, KCRC would generally remain responsible for its debts and other financing obligations.

Moreover, pursuant to the Non-Binding MOU and as required by the parameters set by the Government, the Possible Rail Merger would entail, among other things, reduced fares, including in particular the abolition of the second boarding charge and further discounts for medium and long distance journeys, and the introduction of an objective, transparent and predictable fare adjustment mechanism. Under the fare adjustment mechanism contemplated in the Non-Binding MOU, fares would be reviewed on an annual basis and any adjustments to fares would be linked to changes in the Government Composite Consumer Price Index and the Nominal Wage Index published by the Census and Statistics Department of the Government and, starting from the sixth year following the Effective Date, would also take into account a productivity factor. Except for the Airport Express, the Tung Chung Cable Car and certain other specified lines, the fare adjustment mechanism would generally apply to all fares of existing and new MTR railway lines and all existing and new KCRC railway and bus lines. The contemplated fare adjustment mechanism would be subject to review every five years upon request by the Government or the Company.

Furthermore, the Non-Binding MOU contemplates that we would not raise any fares for the period ending on the earlier of (i) the date that is 24 months after the date of the Non-Binding MOU and (ii) the date on which negotiations between the Company, KCRC and the Government in relation to the Possible Rail Merger are terminated.

The Company is currently in discussions with the Government and KCRC in respect of the definitive transaction documents for the Possible Rail Merger. There is no assurance that the Non-Binding MOU and the further discussions between the Company, KCRC and the Government will result in the Possible Rail Merger or any other transaction. The Company believes that if the Possible Rail Merger is implemented on substantially similar terms as set forth in the Non-Binding MOU, it would be beneficial to all stakeholders as it would provide an integrated regional and urban rail network for the people of Hong Kong with greater efficiency, increased convenience and enhanced connectivity as well as provide room for fare adjustments.

Others

On April 12, 2006, Beijing MTR Corporation Limited (“BMCL”), the joint venture company between the Company, Beijing Infrastructure Investment Co. Ltd (“BIIC”), an entity wholly owned by the Beijing Municipal Government, and Beijing Capital Group (“BCG”), an entity controlled by the Beijing Municipal Government, signed the concession agreement for the Beijing Metro Line 4 with the Beijing Municipal Government. See “— Capital Expenditures and Divestitures — Projects Beyond Hong Kong” for further details in respect of this project.

On February 1, 2006, the Company and Rich Asia Investments Limited, a majority-owned subsidiary of Cheung Kong (Holdings) Limited, entered into an agreement for the development of the second property development package at Area 86, Tseung Kwan O (where the Tseung Kwan O depot is and the future Tseung Kwan O South station will be situated). While, except for the first property development package at Area 86, Tseung Kwan O where the Company paid half of the land premium, the property developers had been responsible for paying all land premium to the Government in other property development projects undertaken by the Company in the past, the Company has agreed under the development agreement for this project to extend a HK$4 billion interest free loan to the developer in return for an increased sharing in kind of the development. This property development site involves facilities with a total gross floor area of approximately 3.3 million square feet and is expected to be completed by 2010.

In January 2006, the Company, through its wholly-owned subsidiaries, entered into a long-term lease for up to 47 years for the operation and management of a shopping center in Dong Cheng district, Beijing. The shopping center has a gross floor area of about 333,684 square feet. Annual lease payments are approximately Renminbi 50 million for the first five years of the lease during which the Company, through its two wholly-owned subsidiaries, has the right to acquire the shopping center at a pre-determined price.

Business Overview

General

In 2005, the MTR Lines carried a total of 858 million passengers, or an average of 2.50 million passengers per weekday, and the Airport Express carried 8.5 million passengers, or a daily average of approximately 23,300 passengers. In conjunction with its construction and operation of the MTR, the Company is also involved in the development and sale of residential and commercial properties with various third-party developers and manages, and in some cases owns certain developed properties. The Company also leases advertising and retail space and provides other services within the MTR network. In addition, the Company’s indirect subsidiary, Octopus Cards Limited, operates the Octopus smart card system which the Company uses to collect the majority of its fare revenue. In recent years, the Company has also been undertaking consultancy services in railway operations, project management and construction, property management, maintenance management and investments in overseas railway projects and franchise operations. Moreover, through TraxComm Limited, a wholly-owned subsidiary of the Company established in 2002, the Company provides fixed-line telecommunication network services.

The Railway System

MTR Lines and the Airport Express

The MTR serves commuters and travelers to the Hong Kong International Airport through a 56.5 route miles network with 53 stations, and is comprised of seven interconnecting lines: (1) the Kwun Tong Line, the Tsuen Wan Line, the Island Line, the Tung Chung Line, the Tseung Kwan O Line and the Disneyland Resort Line, which collectively form the MTR Lines, and (2) the Airport Express.

The MTR Lines run along the north side of Hong Kong Island, under Victoria Harbour, through Kowloon, into the New Territories, to Tsing Yi via the Rambler Channel Bridge, through the Tsing Ma Bridge and Kap Shui Mun Bridge and along the north side of Lantau Island to Sunny Bay and Tung Chung. The MTR Lines include a route length of 52 miles, 51 stations and three cross-harbor tunnels (including the rail element in the Eastern Harbour Crossing). There are five depots for train stabling and maintenance (one of which is shared with the Airport Express).

The Kwun Tong Line, which commenced operations in 1979, extends from Yau Ma Tei in mid-Kowloon, through east Kowloon to Tiu Keng Leng, while the East Harbour Crossing to North Point on Hong Kong Island is now a part of the Tseung Kwan O Line. There are interchange facilities with the Tsuen Wan Line at Yau Ma Tei station, Mong Kok station and Prince Edward station, and with the Tseung Kwan O Line at Yau Tong station and Tiu Keng Leng station. There is also an interchange facility at Kowloon Tong station with the Kowloon-Canton Railway (the “KCR”), a suburban railway wholly-owned by the Government through KCRC. The Kwun Tong Line is 9.8 route miles in length, of which 7.8 miles are underground. There are 12 underground and 3 above-ground stations, including the interchange stations, and a depot at Kowloon Bay.

The Tsuen Wan Line, which commenced operations in 1982, runs from the downtown business district in Central on Hong Kong Island, under the harbor to Tsim Sha Tsui in Kowloon, and then up the major commercial and residential Nathan Road corridor to Tsuen Wan in the New Territories. There are interchange facilities with the Kwun Tong Line at Yau Ma Tei station, Mong Kok station and Prince Edward station, with the Island Line at Admiralty station and Central station, with the Tung Chung Line at Lai King station and Central station and with the Airport Express at Central station and with the Tsim Sha Tsui extension of KCR at Tsim Sha Tsui station and with the West Rail of KCRC at Mei Foo station. The Tsuen Wan Line is 10.5 route miles in length, of which 8.5 miles are underground, and has 12 underground and four above-ground stations and a depot at Tsuen Wan.

The Island Line, which commenced operations in 1985, runs from Sheung Wan in western Hong Kong Island through the central business district to the commercial and residential areas of eastern Hong Kong Island ending at Chai Wan. There are interchange facilities with the Tsuen Wan Line at Admiralty station and Central station, with the Tseung Kwan O Line at North Point station and Quarry Bay station and with the Tung Chung Line and Airport Express at Central station. The Island Line is 8.3 route miles in length, of which 7.0 miles are underground, and has 12 underground and two above-ground stations, including the interchange stations, and a depot at Chai Wan.

The Tung Chung Line, which commenced operations in 1998, runs from Central on Hong Kong Island to Tung Chung on Lantau Island. The Tung Chung Line consists of 19.4 route miles, of which 5.6 miles are underground and 13.8 miles are above ground. It has three underground, one partially underground and three above–ground stations with a depot at Siu Ho Wan (which is shared with the Airport Express). With its parallel route along the Nathan Road corridor, the Tung Chung Line provides relief to the heavily congested Tsuen Wan Line, and there are interchange facilities with the Tsuen Wan Line at Lai King station and Hong Kong station, with the Island Line at Hong Kong station, with the Airport Express at Hong Kong station, Kowloon station and Tsing Yi station with the Disneyland Resort Line at Sunny Bay station, and with the West Rail of KCRC at Nam Cheong station. The Tung Chung Line was constructed in conjunction with the infrastructure projects associated with the Hong Kong International Airport, and for most of its length it either shares its track with, or runs parallel to, the Airport Express.

The Airport Express, which commenced operations in 1998, connects the Airport on Lantau Island with the AsiaWorld–Expo station, which was opened on December 20, 2005, Tsing Yi station, Kowloon station and Hong Kong station. The Airport Express consists of 21.9 route miles (which includes the track shared with the Tung Chung Line), of which 4.7 miles are underground and 17.2 miles are above ground. It has two underground and three above-ground stations and a depot at Siu Ho Wan (which is shared with the Tung Chung Line). There are interchange facilities with the Tung Chung Line at Hong Kong station, Kowloon station and Tsing Yi station, and with the Island Line at Hong Kong station. The passenger cars are specially designed for comfortable travel with high quality business-class style seating and dedicated baggage space. Train platforms are conveniently located with an integrated transportation system adjacent to the passenger terminal building at the Hong Kong International Airport. In addition, the Company provides at Hong Kong station and Kowloon station an in-town check-in service, enabling passengers to check-in for flights, receive boarding passes and check-in baggage at any time up to 90 minutes before their scheduled departure time on the same day of their flight departure. This service is provided by 53 airlines and baggage handling agents under agreements with the Company.

The Tseung Kwan O Line, which commenced operations in 2002, runs from Po Lam in Tseung Kwan O new town through the Eastern Harbour Crossing, connecting with the existing Quarry Bay and North Point stations of the Island Line and includes a branch to a depot and future Tseung Kwan O South station. There are interchange facilities with the Kwun Tong Line at two stations in Yau Tong and Tiu Keng Leng, and with the Island Line at Quarry Bay and North Point. The Tseung Kwan O Line is 6.6 underground route miles in length and has three partially underground stations and two above-ground stations, excluding the interchange stations with the Island Line, and one depot at Area 86, Tseung Kwan O. It is expected that a sixth station, the Tseung Kwan O South station, which also is to be located at Area 86, Tseung Kwan O, will be completed in March 2009.

The Disneyland Resort Line, which commenced operations on August 1, 2005, connects the Tung Chung Line to the Hong Kong Disneyland theme park. The Disneyland Resort Line is approximately 2.2 route miles in length, and it runs from an interchange station with the Tung Chung Line at Sunny Bay station to the Disneyland Resort station.

From time to time, the Company studies possible extensions of its existing system in light of the reasonable future public transportation requirements of Hong Kong. The Company has the statutory authority to operate its own feeder bus services to the MTR stations but does not currently do so. Independent franchises and operators currently provide franchised bus and minibus feeder service routes to MTR stations. The Company also provides free hotel shuttle bus services to Airport Express passengers. Such services are operating from designated MTR stations to designated hotels and vice versa. In addition, at Hong Kong, Kowloon, Tsing Yi and Choi Hung stations there are car parking facilities available for certain users of the MTR.

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

The Modified Initial System (which consisted of the portion of the MTR from Kwun Tong to Central) was constructed first and was fully completed in 1980. This was followed by the completion of the Tsuen Wan Extension (the portion of the MTR from Tsuen Wan to Prince Edward) in 1982, the Island Line (the portion of the MTR from Chai Wan to Sheung Wan) in 1986, the Tung Chung Line and the Airport Express in 1998, the Tseung Kwan O Line in 2002, and the Disneyland Resort Line and AsiaWorld-Expo station of the Airport Express in 2005. The Eastern Harbor Crossing, which was built by a third party and extended the Kwun Tong Line across Victoria Harbor to interchange with the Island Line, commenced operations in 1989 and is now part of the Tseung Kwan O Line.

The Company employed contractors from Hong Kong as well as Japan, United Kingdom, France and other countries. Individual contracts for the design and construction of the MTR were awarded based on competitive international bidding. The construction of the Kwun Tong, Tsuen Wan, Island and Tseung Kwan O Lines (the “Urban Lines”) collectively cost approximately HK$42.0 billion, while the construction of the Tung Chung, Airport Express and Disneyland Resort Lines collectively cost approximately HK$36.8 billion.

Operations

The MTR usually operates seven days a week from approximately 6:00 a.m. to 1:00 a.m. (increased service may be available by prior press notice during special holidays). The Urban Lines trains run approximately two minutes apart during peak hours and approximately four minutes apart during off-peak hours. During peak hours, Tung Chung Line trains run approximately eight minutes apart between the Tsing Yi and Tung Chung stations and four minutes apart between the Hong Kong and Tsing Yi stations. During non-peak hours, Tung Chung Line trains run approximately ten minutes apart between the Hong Kong and Tung Chung stations. Disneyland Resort Line trains run approximately five minutes apart during peak and 10 minutes during non-peak hours. Airport Express trains run approximately 12 minutes apart during peak and non-peak hours. Trains run at an average speed of approximately 21 miles per hour for the Urban Lines, approximately 50 miles per hour for the Tung Chung Line and the Airport Express, and approximately 33 miles per hour for the Disneyland Resort Line. The duration of each stop at a station is approximately 30 seconds for trains on the MTR Lines and approximately 90 seconds for trains on the Airport Express. Scheduled travel time for the Kwun Tong Line from Tiu Keng Leng to Yau Ma Tei is approximately 27 minutes, for the Tsuen Wan Line from Tsuen Wan to Central is approximately 30 minutes, for the Island Line from Sheung Wan to Chai Wan is 25 minutes, and for the Tseung Kwan O Line from Po Lam to North Point is approximately 16 minutes. Scheduled travel time for the Tung Chung Line from Tung Chung to Central is approximately 28 minutes, for the Disneyland Resort Line from Sunny Bay to the Disneyland Resort station is approximately 3.5 minutes, and for the Airport Express from the Hong Kong International Airport, Lantau Island to Central, is approximately 24 minutes.

All trains and underground stations are air-conditioned to provide comfortable travel conditions during Hong Kong’s hot and humid summers. Trains on the MTR Lines consist of eight-car passenger trains and each car has a capacity for 45 seated and approximately 267 standing passengers, except that trains on the Disneyland Resort Line consist of four passenger trains with a capacity of 60 seated and approximately 118 standing passengers. This gives the Urban Lines a maximum one-direction loading capacity of approximately 85,000 passengers per hour. Airport Express trains currently consist of seven-car passenger trains and one luggage car. Each Airport Express passenger car consists of 64 seats, each fitted with video screens providing news, information and tourist highlights.

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

The contactless smart card system improves efficiency and convenience in the payment of fares and enables travellers to use a common fare card for most public transportation services in Hong Kong, including buses, ferries and the KCR as well as the MTR. As was the case with the CSVTs, fares are automatically deducted from the Octopus cards or other products of Octopus Cards Limited that incorporate the contactless smartcard technology (collectively, “Octopus”).

Octopus Cards Limited was formed to develop and operate the new Octopus payment system. Currently, the Company indirectly owns 57.4% of the issued share capital of Octopus Cards Limited and the remaining 42.6% of the issued share capital is collectively owned indirectly by KCRC, KMB Public Bus Services Holdings Limited, Citybus Limited and New World First Bus Services Limited. Although the Company previously directly held 57.4% of the issued shares of Octopus Cards Limited, the Company’s voting rights at board meetings of Octopus Cards Limited were limited to 49%. See Note 22 of Notes to the Financial Statements.

In September 1999, Octopus Cards Limited was reorganized into a separate operating entity with its own organizational and manpower structure to allow it to focus on expanding the use and applications of the technologies offered by Octopus and was converted from a non-profit making entity into a profit generating entity. On April 20, 2000, Octopus Cards Limited received authorization from the Hong Kong Monetary Authority to act as a deposit-taking company for the principal purpose of issuing multi-purpose Octopus. The authorization allows Octopus to be used not only for their primary transport-related purpose, but also for non-transport related purposes, with a view to enhancing convenience for cardholders. On January 17, 2001, the shareholders of Octopus Cards Limited agreed to operate under a new shareholders’ agreement, which resulted in the existing voting arrangements and certain other arrangements among the shareholders. The new agreement offered Octopus Cards Limited significant opportunities for expanding its business beyond transportation.

On October 21, 2005, the Company and the other shareholders of Octopus Cards Limited entered into a number of agreements to adjust the arrangements related to Octopus Cards Limited. The primary purpose of these adjustments was to separate the non-payment related operations of Octopus Cards Limited into newly established companies that are independent of the payment related operations, which are regulated by the Hong Kong Monetary Authority. As a result, a new holding company, Octopus Holdings Limited, was established to hold the entire issued share capital of Octopus Cards Limited and each of the newly established companies. The Company owns 57.4% of Octopus Holdings Limited and is subject to the same voting rights in Octopus Holdings Limited as it previously held in Octopus Cards Limited. See Item 7, “Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions — Octopus Cards Limited”.

Octopus has been widely accepted in Hong Kong, and as of December 31, 2005, approximately 13.2 million Octopus cards were in circulation. Passengers using Octopus accounted for approximately 91.04% and 42.82% of average daily patronage on the MTR Lines and the Airport Express, respectively, during 2005. Octopus cardholders can add value to their Octopus through electronic funds transfer facilities located in all stations and with participating companies. The Octopus automatic add value service offered via bank accounts or credit cards (the “Octopus Automatic Add Value Service”) also expanded in 2005, with the number of cardholders using this service growing by approximately 16% to over 570,000 as of December 31, 2005. As of December 31, 2005, 19 financial institutions offered the Octopus Automatic Add Value Service.

In addition, on November 5, 2005, a customer loyalty program was introduced in Hong Kong by Octopus Rewards Limited, a wholly-owned subsidiary of Octopus Holdings Limited. The customer loyalty program uses Octopus to record, collect and redeem Octopus reward dollars regardless of payment means at participating companies. Participating companies include supermarket, theatre, financial institution and personal care store. As of December 31, 2005, more than 590,000 Octopus cardholders had registered and activated their Octopus for the rewards program with Octopus Rewards Limited.

In recent years, a large number of non-transportation applications have participated in the Octopus system, including photocopiers, various kinds of vending machines and self-service kiosks, recreational facilities, as well as retail chains including convenience stores, supermarkets, fast food outlets, cake shops, clothing, household and personal care stores and telecommunications. In addition, the use of Octopus for gate entry at the Hong Kong Jockey Club racecourses at Happy Valley and Shatin has also been successful. The Company has also extended the use of Octopus to serve as an identification card for access control in the Company’s depots, stations and residential projects, including those along the Airport Railway and Tseung Kwan O Line. Octopus is also being used in school campuses for attendance taking, as library cards and in making payments at tuck shops.

In 2003, the Company and Octopus Cards Limited began to diversify their business into international automatic fare collection consultancy services, when they were awarded a series of contracts with Thales e-Transactions CGA (now known as Thales Transportation Systems S.A.) (“Thales”) to develop the central back office system for an automatic fare collection system on a national scale in the Netherlands. The new automatic fare collection system in the Netherlands is expected to cover all modes of public transport, including train, bus, tram and metro. The Company and Octopus Netherlands Limited, the assignee of the contract between Octopus Cards Limited and Thales, are working with East-West e-Ticketing BV, a consortium consisting of Thales, Accenture and Vialis Verkeer & Mobiliteit BV, to provide software and expertise in the operation of the new automatic fare collection system. In 2004, hardware and software for the implementation of the automatic fare collection system was delivered on schedule, and development of the project was completed in April 2005. The Company has provided operational support services since the new automatic fare collection system was commissioned in 2005.

In 2005, there was an average of 9.0 million Octopus transactions per day and the average daily transaction value grew from HK$58 million in 2004 to HK$65 million in 2005. Further expansion of the use of the Octopus technology for other modes of transportation and services in Hong Kong is constantly being explored.

Maintenance

The Company has a program of regular repairs and maintenance of its plant, equipment and installations system, as well as its civil structural assets, including tunnels, viaducts, immersed tubes, bridges, stations and depot structures. The Company intends to ensure and maintain a high standard of safety and reliability.

When not in use, passenger trains are stationed at maintenance depots for cleaning and periodic inspections and maintenance. Every four years or after trains running on the Urban Lines have traveled approximately 270,000 miles, trains are overhauled at the Kowloon Bay depot. Trains running on the Tung Chung Line and Airport Express are overhauled after they have traveled approximately 320,000 miles, due to fewer station stops being made by these trains and their higher speed than Urban Lines trains. Periodic inspections and preventive maintenance similar to Urban Lines trains are also conducted on these higher speed trains.

Civil structural assets are visually inspected annually to ensure safe train service. In-depth inspections are carried out at scheduled intervals, depending on the category of the asset. In 1998, the Company first adopted the laser scanning inspection system, which provides high quality records for engineering assessment and maintenance of tunnel structures. In 2004, a more cost-effective method by digital imaging was used to assess the condition of tunnel lining. Repair works are prioritized according to the engineering assessment and hazards posed to safety. Routine maintenance and quick recovery actions to eliminate potential hazards are carried out by special repair teams. Less critical problems are treated according to planned project schedules.

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

Following several years in which Fasttrack Insurance retained the primary level of cover with respect to the MD & BI risks and obtained reinsurance in excess of the retention for up to a certain limit for each and every loss, starting from May 31, 2003 the cover has been placed with Fasttrack Insurance without Fasttrack Insurance obtaining any reinsurance. The decision for this insurance arrangement has been taken based on the very low loss ratios for this category of risks over many years and the existence of the Company’s comprehensive and well developed risk management and safety procedures. A recent risk management survey by Willis Limited has demonstrated that the cover limit under the insurance policy with Fasttrack Insurance of HK$500 million for each and every loss is sufficient for MD & BI risks. The Company will pay Fasttrack Insurance premiums with respect to such insurance cover. In addition, this policy includes cover for losses from terrorist attacks up to an aggregate amount of HK$100 million. Having carried out an analysis of the Company’s claims history and the potential risks associated with increased risk retention, the Company decided also to place its third party liability insurance with Fasttrack Insurance with effect from December 1, 2003 to November 30, 2004. Fasttrack Insurance retained the primary level of cover in an amount of HK$50 million with respect to the third party liability insurance and obtained reinsurance in excess of the retention for up to a certain limit for each and every loss in the international insurance markets. The policy with Fasttrack Insurance was renewed for the period up to November 30, 2006.

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

Since its commencement of business in November 1997, Fasttrack Insurance has generated a cumulative surplus resulting from underwriting profits and investment income. As of December 31, 2005, this cumulative surplus together with paid-up capital amounted to HK$256 million.

Passengers and Seasonality of Patronage

From the Company’s first full year of operation in 1980 up to and including 1996, there had been a continuous growth in the number of passengers using the MTR. As a result of the Asian economic crisis in the second half of 1997 and the resulting downturn in Hong Kong’s economy, the MTR experienced a decrease in patronage on the MTR Lines, which continued over the next four years. In particular, the decrease in patronage during this period was mainly due to adverse economic conditions in Hong Kong, increased competition from bus operators, the impact of the opening of the Western Harbor Crossing and road improvements in West Kowloon, and the dramatic fall in tourists visiting Hong Kong, which was partially offset by the commencement of operations of the Tung Chung Line in mid-1998. The downward trend was reversed in 2002, when total patronage increased to 777 million passengers carried. The increase in patronage on the MTR Lines in 2002 was primarily due to the opening of the Tseung Kwan O Line. In 2003, the patronage on the MTR Lines decreased to 770 million, primarily due to the effects of the outbreak of severe acute respiratory syndrome (“SARS”) that commenced in early 2003 and reached its peak in Hong Kong in March 2003. The SARS outbreak severely decreased economic activity and adversely affected economic growth in Hong Kong by, among other things, disrupting consumer spending and adversely affecting tourist arrivals primarily in the first half of 2003. In particular, patronage on the MTR Lines during the SARS outbreak was lower despite the additional patronage attributable to the Tseung Kwan O Line. In the second half of 2003, patronage on the MTR Lines recovered substantially to the levels prior to the SARS outbreak. In 2004, the Company carried a total of 834 million passengers on the MTR Lines. The increase in patronage on the MTR Lines in 2004 compared to 2003 was primarily due to a continued recovery from the effects of the SARS outbreak in early 2003, with patronage on the MTR Lines rising steadily in the second half of 2003 and throughout 2004.

During the same period, patronage on the Airport Express increased from 4 million passengers in 1998 to approximately 10 million passengers in 1999 and 2000, but decreased to 9 million passengers in 2001, 8.5 million passengers in 2002 and 6.8 million in 2003. Patronage figures for the Airport Express were significantly lower in 1998 because the Airport Express did not commence operations until July 6, 1998. The decreases in patronage on the Airport Express in 2001 and 2002 were primarily due to the elimination of the 10% fare discount and the tragic events of September 11, 2001 in the United States, which continued to affect overall air passenger traffic in 2002, and a weak economic environment. The significant decrease in patronage on the Airport Express in 2003 was primarily due to the effects of the outbreak of SARS. In particular, patronage on the Airport Express during the SARS outbreak was significantly lower compared to the corresponding period in 2002. While patronage on the Airport Express substantially recovered in the second half of 2003, it continued to be adversely affected by the reduced air passenger traffic resulting from the weak economic environment in 2003. In 2004, the Company carried a total of 8.0 million passengers on the Airport Express. The increase in patronage on the Airport Express was primarily due to a continued recovery from the effects of the SARS outbreak in early 2003, with patronage on the Airport Express rising steadily in the second half of 2003 and throughout 2004.

Average MTR Lines weekday patronage was 2.24 million in 2000, 2.23 million in 2001, 2.26 million in 2002, 2.24 million in 2003 and 2.40 million in 2004, and average Airport Express daily patronage was 28,300 in 2000, 24,700 in 2001, 23,200 in 2002, 18,700 in 2003 and 21,900 in 2004.

In 2005, the MTR carried a total of 858 million passengers on the MTR Lines and 8.5 million passengers on the Airport Express. The increase in patronage on the MTR Lines was primarily due to sustained economic growth in Hong Kong and the opening of the Disneyland Resort Line. The increase in patronage on the Airport Express was primarily due to an increase in the number of air travelers using the Hong Kong International Airport.

Average MTR Lines weekday patronage in 2005 was 2.50 million, which was an increase of 3.9% from 2004. Average Airport Express daily patronage in 2005 was approximately 23,300, which was an increase of approximately 6.4% from 2004.

The Company’s overall market share of all franchised public transportation boardings (excluding taxis, public light buses and private cars) in Hong Kong was 24.1% in 2000, 23.5% in 2001 and 2002, 24.3% in 2003 and 24.8% in 2004 and its market share of cross-harbor boardings (excluding taxis, public light buses and private cars) was 57.9% in 2000, 57.4% in 2001, 58.2% in 2002, 58.7% in 2003 and 59.6% in 2004.

The Company’s overall market share of all franchised public transportation (excluding taxis, public light buses and private cars) increased to 25.2% in 2005. The Company’s market share of the important cross-harbor trips increased from 59.6% to 61.2% in 2005. The Airport Express’ market share for total franchised public transportation boardings in Hong Kong traveling to and from the Hong Kong International Airport increased from 21% to 22% in 2005.

The Company expects the following factors to positively influence patronage and market share:

•	the opening of the Tseung Kwan O Line in 2002 and the Disneyland Resort Line in 2005 and related new service areas for the MTR system;

•	the increase in the number of tourists;

•	different marketing initiatives such as “HK$2 holiday ride” promotions, initially part of the Company’s SARS recovery program;

•	the promotion of the MTR Club loyalty program for frequent users of the MTR network;

•	the continuous staffing of customer service representatives at customer service centers at the Hong Kong International Airport;

•	the establishment of online ticketing services;

•	the promotion of the MTR network overseas, particularly in the Mainland of China, establishing distribution channels to sell MTR and Airport Express tickets in places which are among the main sources of inbound tourism to Hong Kong;

•	the promotion of the Airport Express through a “Ride-to-Rewards” loyalty program, thereby encouraging more usage of the Airport Express from frequent travelers;

•	the expected opening of the Tung Chung Cable Car in the second half of 2006;

•	the opening of the new Airport Express station to serve the new AsiaWorld-Expo recently completed at the Hong Kong International Airport;

•	the improved linkage with KCRC’s West Rail following the opening of the new interchange station at Nam Cheong and the pedestrian link at Mei Foo station in December 2003 and the improved linkage with KCRC’s East Rail following the opening of KCRC’s Ma On Shan Rail; and

•	other improvements of linkages with other modes of transport, intermodal fare discount schemes and fare savers.

This expected positive influence on patronage and market share may be partially offset by the Tsim Sha Tsui extension of the KCR, which opened on October 24, 2004, and the operation of the Shatin to Central Link and the Kowloon Southern Link upon their completion by KCRC, unless the Possible Rail Merger is implemented on terms substantially similar to the terms set forth in the Non-Binding MOU. However, there is no assurance whether and on which terms the Possible Rail Merger will be implemented.

Future passenger growth on the MTR Lines and the Airport Express will depend on a variety of factors affecting consumer preferences among transportation modes and frequency of travel, including the Hong Kong economy, competition from alternative modes of public and private transportation as well as demographic factors. Moreover, any future outbreak of SARS, bird flu or any other contagious disease for which there is no known cure or vaccine may adversely affect our patronage. Patronage on the MTR has historically not been affected by seasonality in any material respect. The Company continues to expect patronage of the Airport Express to be affected by competition from franchised airport buses, taxis, hotel shuttle buses, hotel guest cars and private cars.

Passengers traveling on the MTR Lines may interchange freely among the Kwun Tong, Tsuen Wan, Island, Tung Chung, Tseung Kwan O and Disneyland Resort Lines. As a result, ridership numbers for these six lines are by necessity reported as a single operating unit for the Company’s internal reporting purposes.

The following table sets forth passenger growth and other operating data since 2001:

	Year Ended December 31,
	2001	2002(6)	2003(7)	2004(7)	2005(7)(8)
Total number of passengers (in thousands)
– MTR Lines (1)	758,421	777,210	770,419	833,550	857,954
– Airport Express	9,022	8,457	6,849	8,015	8,493
Average number of passengers (in thousands)
– MTR Lines (1)(2)	2,231	2,261	2,240	2,403	2,497
– Airport Express (3)	25	23	19	22	23
Average passenger miles traveled (per journey)
– MTR Lines (1)	4.6	4.7	4.8	4.8	4.7
– Airport Express	18.5	18.6	18.5	18.8	18.9
Average car occupancy
– MTR Lines (1)	58	57	53	56	57
– Airport Express	14	13	13	15	15
Market share
All movements (4)	23.5%	23.5%	24.3%	24.8%	25.2%
Cross-harbor movements (4)	57.4%	58.2%	58.7%	59.6%	61.2%
To/from the Hong Kong International Airport (5)	27.0%	25.0%	23.0%	21.0%	22.0%

(1)	MTR Lines are comprised of the Tsuen Wan Line, the Kwun Tong Line, the Island Line, the Tung Chung Line and, since August 18, 2002, the Tseung Kwan O Line and, since August 1, 2005, the Disneyland Resort Line.
(2)	Weekday average.
(3)	Daily average.
(4)	Market share represents the percentage of franchised public transportation boardings in Hong Kong, which is comprised of boardings on the MTR, franchised buses, trams, ferries, green minibuses and the KCR throughout the territory (including areas that the MTR does not serve), but excludes boardings on taxis, public light buses and private cars for which no reliable data are available.
(5)	Market share represents the percentage of franchised public transportation boardings in Hong Kong to and from the Hong Kong International Airport.
(6)	Includes results from the operation of the Tseung Kwan O Line since August 18, 2002.
(7)	Includes results from the full year operation of the Tseung Kwan O Line.
(8)	Includes results from the operation of the Disneyland Resort Line since August 1, 2005.

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

The MTR’s average annual fare increase from 1980 until the end of 2005 has been 5.2%, which is approximately the average annual increase in the Consumer Price Index (A) for the same period but lower than the average Hong Kong payroll index increase of 9.2% for the same period. In light of the unfavorable economic conditions prevailing in Hong Kong during 1998, the Company decided to forgo a fare increase. Due to the continued economic downturn and the general deflationary environment in Hong Kong, the Company maintained the same general fare from 1999 through 2005 for the MTR Lines. The introductory promotional discount for the Airport Express was discontinued entirely on July 1, 2001. The Company did not increase fares in 2004 and 2005.

The basic MTR fare structure consists of thirteen different fare zones for the MTR Lines and three different fare zones for the Airport Express. The fare for any station-to-station movement depends on the distance between the zones containing such stations and whether the journey involves crossing the Victoria Harbour. The Company offers concessionary fares to senior citizens, students and children. In addition, fare discounts are offered on certain feeder bus routes on a trial basis.

Passengers using the Airport Express enjoy half fares for children, free MTR connection (Octopus card users), free hotel shuttle bus services, round trip discounts, free in-town check-in services and discounted car park rates. In addition, passengers making same day return journeys on the Airport Express travel free of charge on the return journey.

The following table sets forth the average fare paid per passenger trip on the MTR Lines, and compares the percentage increase in the average fare with the Consumer Price Index (A) for the periods indicated:

	Year Ended December 31,
	2001		2002		2003		2004		2005
Average fare(1)	HK$	6.81	HK$	6.65	HK$	6.57	HK$	6.50	HK$	6.67
Percentage increase/(decrease) in average fare		1.2%		(2.3)%		(1.2)%		(1.1)%		2.6%
Consumer price index (A)		(1.7)%		(3.2)%		(2.1)%		(0.1)%		1.2%

(1)	The average fare does not include the average fare for the Airport Express, which was HK$63, HK$65, HK$62, HK$64, and HK$66 in 2001, 2002, 2003, 2004 and 2005, respectively. The higher average fare for 2001 was mainly due to the full year effect of the additional HK$0.10 per ride charged for the platform screen doors project. The decrease of the average fare in 2002 and 2003 was mainly the result of the “ride 10 get 1 free” and other promotional campaigns on the MTR Lines. The decrease of the average fare in 2004 was primarily due to a higher proportion of passengers using concessionary tickets and the extension of various fare promotions, such as the HK$2 flat fare for children and the elderly on certain days, fare saver programs and inter-modal fare discounts. The higher average fare in 2005 was primarily due to the removal of the “ride 10 get 1 free” program on July 15, 2005 and opening of the Disneyland Resort Line with a higher average fare.

Pursuant to the Non-Binding MOU, the Possible Rail Merger would entail, among other things, reduced fares, including in particular the abolition of the second boarding charge and further discounts for medium and long distance journeys, and the introduction of an objective, transparent and predictable fare adjustment mechanism. Please see Item 4, “Information on the Company — History and Development of the Company — Recent Developments — Possible Rail Merger” for a discussion of the Possible Rail Merger and the contemplated fare adjustment mechanism. However, there is no assurance whether and on which terms the Possible Rail Merger, including the contemplated fare adjustment mechanism, will be implemented.

Advertising, Kiosk Rental and Other Income

Overview

The Company derives revenue from the leasing of advertising media, kiosks and bank outlets in MTR stations, and from the enabling of telecommunication services within the MTR network. From time to time, the Company also derives income from other passenger services, such as the sale of souvenir MTR tickets. In addition, the opening of the Tung Chung Line and Airport Express introduced new businesses, such as car park operations. Moreover, the Company derives revenue from its expanding consultancy business and may derive revenue from its expansion beyond Hong Kong in the future, as described below.

The following table sets forth information relating to station commercial and other income for the periods indicated:

	Year Ended December 31,(1)
	2001		2002		2003		2004		2005
	(in millions)
Station commercial and other income(2)	HK$	973	HK$	979	HK$	1,117	HK$	1,311	HK$	1,555

(1)	The information set forth in this table includes the results of operations for the Group, other than non-controlled subsidiary: for the period up to October 21, 2005, Octopus Cards Limited and for the period following October 21, 2005, Octopus Holdings Limited.
(2)	For 2002, includes income derived in connection with the operation of the Tseung Kwan O Line since August 18, 2002. For 2003 and 2004, includes income derived in connection with the full year operation of the Tseung Kwan O Line. For 2005, includes income derived in connection with the full year operation of the Tseung Kwan O Line and the operation of the Disneyland Resort Line since August 1, 2005.

Advertising

To improve attractiveness to advertisers, the Company is actively introducing new forms of advertising, including sticker advertising on train bodies and station walls, as well as innovative new tunnel advertising launched in April 2004. The Company has a program to convert 4-sheet advertising panels into larger 12-sheet advertising panels in station concourses, and there was a total of 701 units of concourse 12-sheet advertising panels in May 2005. In addition, the Company currently maintains plasma screens for advertising purposes in many stations, both along the trackside and on the concourses, as well as a ring of plasma display at Causeway Bay Station. The Company also enhanced customer service and raised advertising revenue by providing free internet access at several stations.

In 2005, the Company introduced audio advertising in six stations along the MTR Lines, as well as lit-up entrance billboards at Mong Kok and Tsim Sha Tsui stations. In addition, the Company expanded certain of its advertising formats in 2005, including the installation of decorative advertising buntings at five stations and increasing the size of advertising cards placed in all Urban Lines trains.

Telecommunications

The Company has also entered into agreements with wireless network operators that provide mobile telephone and paging coverage within the MTR network. Currently, there are six mobile telephone operators and five paging operators providing coverage within the MTR network. The use of above-ground premises for external mobile base stations also provided a continued source of income, with 21 sites in operation by the end of 2005. In October 2005, the Company completed the process of upgrading the existing integrated cellular system for mobile services to offer third generation mobile telecommunications services within the MTR network.

On June 2, 2003, the Office of the Telecommunications Authority issued a fixed-line telecommunications license to TraxComm Limited, a wholly-owned subsidiary established in 2002, to develop a wholesale fixed-line telecommunications business based on the Company’s existing fiber-optic infrastructure. In 2003, TraxComm Limited built and began to operate an enhanced network, which runs alongside the existing fiber-optic network. TraxComm Limited has sold more than 80 Gbps of bandwidth services to a number of customers, despite its relatively short operating history. Throughout 2005, TraxComm Limited continued to extend the reach of its fibre-optic infrastructure to data centers and commercial buildings. Revenue in 2005 from the provision of telecommunication services within the MTR network and TraxComm Limited’s operations amounted to HK$334 million, including a one-time payment by a mobile phone operator for the early termination of a mobile phone system contract.

Station Commercial

As of May 31, 2006, the Company owned approximately 202,758 square feet of retail space within the MTR, comprising approximately 550 kiosks and mini-banks that provide a wide range of goods and services, as well as the 43,992 square feet Dickson Cyber Express, a large retail center at Kowloon station. There are also self-service concessions, automatic teller machines and vending machines which provide a wide range of goods and services. In 2005, the Company completed renovation work at the retail zones of 20 MTR stations, bringing the total number of the Company’s stations that have recently undergone renovations of their retail areas to 32 as of May 31, 2006. The Company currently expects to continue such renovation work at several more stations. As of May 31, 2006, the occupancy rate for the Company’s retail space was approximately 100%.

The Company, through its wholly-owned subsidiary MTR Travel Limited, operates a travel service center located at Admiralty station that sells local and overseas traveling tours and tickets. The travel service center also acts as a customer service outlet, providing information on the MTR and selling MTR souvenirs.

Consultancy Business

The Company has provided consultancy services to a wide range of clients, such as routing planners, operators, manufacturers, contractors and consultants as well as to clients involved in the promotion and management of major capital works projects. Previous assignments have been undertaken by the Company in several regions, including in Australia, the Mainland of China, Hong Kong, Macau, India, Taiwan, Thailand, Philippines, Singapore, the United Kingdom and the Netherlands. In 2000, the Company decided to extend its consultancy services to include railway specific project management and technical services. As of May 31, 2006, the Company was engaged in consultancy contracts in 22 cities in nine countries and had, over the course of the previous twelve months, been engaged in consultancy contracts in 26 cities in 11 countries.

In 2005, the Company’s consultancy services continued to experience a significant increase in revenue, as the Company continued to capitalize on growing demand for its design, operations, maintenance, project management and training services. In addition to contracts entered into in 2004 in major cities in the Mainland of China (such as Shanghai, Tianjin, Nanjing, Shenzhen, Guangzhou, Chengdu and Beijing), India, Macau, Taiwan, Thailand, the United Kingdom and the Netherlands, the Company entered into a number of new consultancy contracts in 2005 in the Mainland of China (in cities including Beijing, Changchun, Shanghai, Tianjin, Guangzhou and Zhuzhou), with both Chinese and multinational companies, as well as in several other Asian countries.

In Hong Kong, the Company provided services to the Airport Authority under a three-year contract awarded in 2002, which was extended for an additional three-year period in 2005, to maintain the automated people mover used in the Hong Kong International Airport. The Company is currently working with Ishikawajima-Harima Heavy Industries Co. Ltd. on an extension of the automated people mover system to a newly-constructed passenger terminal at the Hong Kong International Airport. The Company expects this project to be completed by mid-2007.

In the Mainland of China, several new consulting and training contracts were signed in 2005 for services ranging from reliability, availability, maintainability and safety (RAMS) system development to design support for a digital truck radio for a metro system.

In the Netherlands, the Company and Octopus Cards Limited were awarded a series of contracts with Thales to create an automatic fare collection system, which will cover all modes of public transport, including train, bus, tram, metro and ferries. See “— Business Overview — Railway Operations — Automation, Computerized Facilities and Octopus Technology”. In November 2004, the Company, together with Thales, submitted a bid for a similar system in Melbourne, which was not successful. The Company currently has no plans to pursue similar automated fare collection systems.

In addition, in 2005 the Company conducted a feasibility study for the construction of the Light Rapid Transit (LRT) project in Macau, a 18.3 mile light rail system, details of which were announced on February 25, 2005. The feasibility study was completed and delivered to the Macau Special Administrative Region Government in January 2006.

In March 2003, the Company continued the expansion of its consultancy business in the Mainland of China through the establishment of a representative office in Shanghai. The Company’s joint venture subsidiary, Shanghai Hong Kong Metro Construction Management Co. Ltd., was appointed in June 2002 as the owner’s representative by Shanghai MRT Shen-Song Line Development Co. Ltd., an enterprise owned by the Shanghai Municipal Government, to undertake project management services for the design and construction of a 19 mile metro line, the Shensong Railway Line, in Shanghai between Songjiang District in the west and Xuhui District in the city. The Company has entered into a joint venture agreement with the Shanghai Investment Consulting Corporation Limited to provide project management services in connection with this project and other Shanghai project opportunities. The Shensong Railway Line will have a total of 13 stations and one depot, and the expected commencement of operations for 12 of the 13 stations is currently scheduled for December 2007. The Company will not bear any of the design or construction costs in connection with this project. In addition, in 2005 the Company completed a study for the Shen-Jia Line Development Company and Jia Ding District Railway Development Company in relation to the construction of an additional metro line in Shanghai.

The Company is also pursuing consultancy services opportunities in the United Kingdom and established a representative office in London in mid-2004. The Company, together with joint venture partners in the United Kingdom, placed bids for two railway operating franchises in the United Kingdom and one railway operating franchise in Scandinavia in 2005. While none of these bids was successful, the Company currently expects to continue to bid for similar franchises to take advantage of the continuing liberalization of the railway market in Europe.

Rail Sourcing Solutions (International) Limited

In July 2004, the Company established Rail Sourcing Solutions (International) Limited, a wholly-owned subsidiary of the Company focusing on the sourcing of rail equipment. Rail Sourcing Solutions (International) Limited’s operations focus on sourcing components for railway vehicles, infrastructure and maintenance from the Mainland of China and other areas with comparatively low production costs, which can then be sold to railway businesses around the world. In 2005, Rail Sourcing Solutions (International) Limited was active in the United Kingdom, Europe, North America and Australia.

Expansion Beyond Hong Kong

The Company is in the process of expanding internationally, in particular by expanding its “rail and property” business model to the Mainland of China where the Company made further progress in 2005 on the Beijing Metro Line 4 project and the Shenzhen Metro Line 4 project and, as described above, by pursuing railway operating franchises in Europe. See “— Capital Expenditures and Divestitures — Projects Beyond Hong Kong” for further details in respect of the projects in the Mainland of China.

Operating Cost Structure

The Company has a program of monitoring and controlling railway operating costs. The following table sets forth the components of operating expenses for railway and related operations, and the percentages they represent of revenue from railway and related operations, for the periods indicated.

	Year Ended December 31,(1)
	2001(4)			2002(2) (4)			2003(3)(4)			2004(3)(4)			2005(3) (5)
	(in millions, except percentages)
Railway and related operations
Staff costs and related expenses	HK$	1,647	22%	HK$	1,579	20%	HK$	1,643	21%	HK$	1,546	18%	HK$	1,614	18%
Energy and utilities		501	6		502	7		546	7		544	7		541	6
Stores and spares consumed		119	2		121	2		128	2		128	2		120	1
Operational rent and rates(6)		78	1		87	1		21	—		70	1		92	1
Repairs and maintenance(7)		437	6		435	6		477	6		517	6		496	5
Expenses relating to station commercial and other businesses		197	2		185	2		351	5		315	4		358	4
Property ownership and management expenses		159	2		167	2		198	3		207	2		238	3
Other expenses(8)		412	5		607	8		497	7		495	6		593	6

	HK$	3,550	46%	HK$	3,683	48%	HK$	3,861	51%	HK$	3,822	46%	HK$	4,052	44%
Depreciation		2,167	29		2,459	32		2,388	31		2,499	30		2,682	29%

Total operating expenses of railway and related operations	HK$	5,717	75%	HK$	6,142	80%	HK$	6,249	82%	HK$	6,321	76%	HK$	6,734	73%

(1)	The information set forth in this table includes the results of operations for the Group, other than non-controlled subsidiary: for the period up to October 21, 2005, Octopus Cards Limited and for the period following October 21, 2005, Octopus Holdings Limited.
(2)	Includes operating costs derived from the operation of the Tseung Kwan O Line since August 18, 2002.
(3)	Includes operating costs derived from the full year operation of the Tseung Kwan O Line.
(4)	Due to the retrospective adoption of certain new HKFRS effective January 1, 2005, restatement of the 2001, 2002, 2003 and 2004 financial data was necessary. See Note 3 of Notes to the Financial Statements.
(5)	Includes operating costs derived from the operation of the Disneyland Resort Line since August 1, 2005.
(6)	Similar to property taxes in respect of the Company’s occupation of the land on which the MTR is situated. Reduction in charges for 2003 was primarily due to rate refunds in respect of 2001 and 2002 following an agreed revision of rateable value.
(7)	Includes repairs and maintenance costs paid to outside contractors of HK$388 million, HK$384 million, HK$414 million, HK$444 million and HK$426 million for 2001, 2002, 2003, 2004 and 2005, respectively.
(8)	Includes railway support services, general and administrative expenses, project study and business development expenses and other expenses. For 2002, includes the write-off of project study costs and deferred expenditures in respect of the Shatin to Central Link and the North Island Link together with its related improvement works totaling HK$218 million. For 2003, includes a HK$69 million revaluation deficit relating to the Company’s head office premises and write-off of project study costs and deferred expenditure totaling HK$49 million, which was primarily related to the West Island Line. For 2004, includes project study and business development expenses totaling HK$167 million, which was primarily related to the write-off of project study costs of certain Tseung Kwan O further extension capital works and project study and new business development expenses mainly relating to studies on business opportunities in the Mainland of China and Europe, which was partially offset by a HK$69 million write-back of revaluation deficit relating to the Company’s head office premises. For 2005, includes project study and business development expenses totaling HK$142 million, which were primarily related to project studies on business opportunities in the Mainland of China and Europe. See Note 6C of Notes to the Financial Statements.

Staff Costs. Staff costs consist of staff salaries and benefits. Since 1998, the Company adopted various measures to reduce operating costs and increase overall efficiency, including pay freezes, benefit reductions, hiring freezes, the implementation of voluntary separation schemes and limited redundancies. All these measures resulted in a continued reduction in staff costs from HK$1,647 million in 2001 to HK$1,614 million in 2005 despite the opening of the Tseung Kwan O Line in August 2002 and the Disneyland Resort Line in August 2005. The reduction reflected significant gains in productivity and efficiency achieved through the continued efforts in human resources management, process rationalization, organizational restructuring and streamlining, staff redeployment and outsourcing.

During the last several years, the Company has established various programs to increase employee productivity. One such program is the use of predictive maintenance, which includes an increase in the number of inspections of railway plant and equipment to enable early detection of needed repairs and maintenance, and extended intervals between maintenance of certain railway repairs and maintenance. At the same time, the Company has increased the fleet size while maintaining productivity and improving equipment reliability as well. In addition, the Company has automated operations where appropriate. Moreover, the Company is continuing with the gradual merger of operations and maintenance activities at stations and depots. This has enabled staff members to be trained with a wider array of skills, resulting in higher productivity, greater flexibility and faster response time.

The following table sets forth the number of operations staff (i.e., employees directly related to the day-to-day operations and maintenance of the railway) and the Company’s record of productivity for the periods indicated.

	Year Ended December 31,(1)
	2001	2002(2)		2003(3)		2004(3)		2005(3)(4)
Total operations staff(5)	4,529	4,615		4,528		4,480		4,468

Productivity per operations staff
Revenue car miles (in thousands)	16.0	16.5		17.6		18.1		18.3
Passengers carried (in thousands)	170	170		172		188		194
Railway operating profit (in thousands of HK$)(6)	182	125	(7)	76	(8)	150	(8)	170	(8)(9)

(1)	Includes numbers and results of the Group.
(2)	Includes results derived from the operation of the Tseung Kwan O Line since August 18, 2002.
(3)	Includes results derived from the full year operation of the Tseung Kwan O Line.
(4)	Includes results derived from the operation of the Disneyland Resort Line since August 1, 2005.
(5)	Excludes staff engaged in works relating to operations planning and development, operations consultancy services and staff hired for the short term.
(6)	Excludes corporate overhead, project study, business development expenses and depreciation charges on unallocated assets at the corporate level.
(7)	Includes increased depreciation charges on fixed assets of the Tseung Kwan O Line since August 18, 2002.
(8)	Includes full year increased depreciation charges on fixed assets of the Tseung Kwan O Line.
(9)	Includes increased depreciation charges on fixed assets of the Disneyland Resort Line since August 1, 2005.

Revenue car miles per operation staff in 2005 increased due to the increase in revenue car miles and the decrease in the number of staff members. The increase in passengers carried per operations staff in 2005 was primarily the result of an increase in passenger numbers and a decrease in the number of staff members.

The increase in railway operating profit per operations staff in 2005 was primarily the result of higher turnover.

Depreciation. The Company’s depreciable assets include, among other things, the railway tunnel lining and other underground and overhead structures, and rolling stock.

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

The Company has adopted various energy saving measures to reduce energy costs. The Company’s total energy consumption measured in megawatt hours decreased marginally in 2005 from 2004, primarily due to various control measures and improved work practices. The completion of the platform screen door retrofit contract and the improvement of the environmental control mode in stations during winter months has created substantial savings in the air conditioning of the underground stations. Other rail technologies and efficiencies are continually being explored for their benefits against costs in long term usage. Even with the increased rail patronage in 2005 and the network expansion through the opening of the Disneyland Resort Line and AsiaWorld-Expo station, the Company reduced overall operational electricity consumption by 0.4% in 2005.

Material Costs. Material costs consist mainly of certain spare parts and other items used primarily for repairs and maintenance. The Company uses inventory management and purchasing economies to control material costs as a percentage of railway operations revenue.

Repairs and Maintenance. Repairs and maintenance costs include amounts paid to outside contractors and repair and maintenance performed by the Company’s own personnel. The Company uses outside contractors for, among other things, its ongoing program of repairs to tunnel linings, certain repairs and maintenance of escalators and elevators and certain station cleaning. In recent years, the Company has increased the level of both in-house and contracted repairs and maintenance to improve passenger service and reliability. The continuing expansion of the MTR network also contributed to increases in repair and maintenance costs.

Operational Rates. Operational rates are payments by the Company to the Government, similar to property taxes, in respect of its occupation of the land on which the MTR is situated. Operational rates payments totaled HK$92 million for the year ended December 31, 2005.

Other Operating Costs. Other operating costs include advertising costs, consultants’ fees, conference and training expenses, and insurance and uninsured claims.

Equipment

The Company owned 1,050 passenger cars and 59 locomotives and other engineering type rolling stock as of December 31, 2005. The following table sets forth certain information regarding the Company’s rolling stock as of December 31, 2005:

						Average
	Number of Units		Net Book Value			Useful Life		Age
			(in millions)			(in years)
Passenger cars(1)	750		HK$	2,904	(5)	40		21.8
Passenger cars(2)	184	(4)		2,311		40		7.5
Passenger cars(3)	104			1,204		40		3.5
Passenger cars(8)	12			219		40		10.8
Locomotives	59			220	(6)	40	(7)	15.5

Total rolling stock	1,109		HK$	6,858

(1)	Figures for cars commissioned for service between 1979 and 1995, which are mainly used on the Urban Lines.
(2)	Figures for cars commissioned for service in 1998 for the Tung Chung Line and Airport Express.
(3)	Figures for cars commissioned for service in 2002, which are used on the Kwun Tong Line.
(4)	Including passenger cars for the Airport Express held in stock.
(5)	Including value of rolling stock modernized in a modernization project completed in 2002.
(6)	Including value of other rolling stock used for maintenance purposes as of December 31, 2005.
(7)	The useful life figure was revised from 16 years in 2002 to 40 years in 2003, after completion of major overhauls and taking into account the asset condition and usage experience.
(8)	Twelve passenger cars used on the Urban Lines, which were commissioned for service between 1994 and 1995, were converted to DRL cars in 2003 and 2004.

On March 23, 2003, the Company entered into a cross-border leasing transaction with respect to a portion of its rolling stock that is described in more detail under Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Resources”.

Property Development

General

Property is a significant part of the Company’s business, providing an important source of income to support the cost of construction of railway projects as well as contributing to future rail patronage from the immediate catchment areas created by property developments. In conjunction with its railway construction, the Company plays an important role in the development of residential and commercial properties above and adjacent to stations and depots. The Government has granted the Company the development right over the land used for these property developments based on a land premium assessed at full market value without regard to the presence of the railway on the sites being valued. The Company’s practice in property development has been to arrange for various third-party developers to carry out the actual development works according to the Company’s specifications and as agreed with the developers. Typically, the developers are responsible for all development costs (including Government land premium, construction and enabling work costs, marketing and sales expenses, professional fees, finance charges and other expenses), and have to bear all development risks. The Company derives benefit from property developments through the sharing of cash profits with developers in agreed proportions from the sale or lease of the properties after deducting the development costs, the sharing of assets in kind, or through up-front payments from the developers. In connection with the first package of the property development at Area 86, Tseung Kwan O (where the Tseung Kwan O Line depot is and future Tseung Kwan O South station will be situated), the Company agreed to pay half of the land premium in return for more competitive tenders. In connection with the second package of the property development at Area 86, Tseung Kwan O (where the Tseung Kwan O depot is and the future Tseung Kwan O South station will be situated), the Company has agreed under the development agreement for this project to extend a HK$4 billion interest free loan to the developer in return for an increased sharing in kind of the development.

Eighteen property developments associated with the construction of the Tsuen Wan, Kwun Tong and Island Lines have been completed. Developed properties comprise an aggregate of approximately 2.5 million square feet of commercial office space, 3.2 million square feet of shops, 1.7 million square feet of community and Government facilities and 31,366 residential units. All residential units and offices have been sold. Almost all shops have either been sold or leased. In addition, several property developments associated with the construction of the Tung Chung Line and Airport Express have been completed. These completed properties comprise an aggregate of approximately 4,092,000 square feet of office space (of which approximately 1,653,943 square feet has been sold), 24,553 residential units, about 1,337,400 square feet of hotel / service apartment and approximately 2,650,869 square feet of retail and other space. The majority of the retail space has been leased. Cumulative property development profit realized by the Company up to the end of 2005 was approximately HK$34.1 billion.

In November 2002, the Government announced its new housing policy in support of the property prices that have dropped by almost two-thirds from their 1997 peak. Under the new housing policy, the Government, the largest owner of land in Hong Kong, suspended land sales in 2003. The Company supported this policy and agreed in consultation with the Government to postpone property development tenders until after 2003. The outbreak of SARS in early 2003 also resulted in slower sales of property developments and in a decrease in property prices. However, with the containment of the outbreak, there was no further worsening effect on the property market. Furthermore, the property market improved towards the end of 2003, particularly due to foreign direct investment in the sector. As a result, the Company resumed property development tenders in 2004. In December 2004, the Company invited developers to tender for the first package of its property development at Area 86, Tseung Kwan O, (where the Tseung Kwan O depot is and the future Tseung Kwan O South station will be situated). On January 18, 2005, the Company awarded the tender to City Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited. On February 1, 2006, the Company and Rich Asia Investments Limited, a majority-owned subsidiary of Cheung Kong (Holdings) Limited, entered into an agreement for the development of the second property development package at Area 86, Tseung Kwan O (where the Tseung Kwan O depot is and the future Tseung Kwan O South station will be situated). See “— Business Overview — Property Development — Tseung Kwan O Line Property Developments” for further details relating to these projects.

Tung Chung Line and Airport Express Property Developments

Under the terms of the Airport Railway Agreement, the Company was granted the right to undertake residential and commercial development on approximately 154 acres of land at five sites above or around the Tung Chung Line and Airport Express stations at Hong Kong, Kowloon, Olympic, Tsing Yi and Tung Chung. These developments comprise 15 development packages totaling approximately 28,567 residential flats and approximately 13.3 million square feet of office, hotel/serviced apartment, retail and other space. All of the packages have been awarded to developers under a competitive tendering process. During 2005, there was continued construction activity and staged development completions from earlier packages, notably in the Tung Chung, Kowloon and Hong Kong stations.

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

With sustained property market conditions in Hong Kong, several major residential developments along the Airport Express were launched and satisfactory sales of flats were recorded from Airport Railway development sites, which totaled 2,138 units at the end of 2005. Construction of the various packages at Union Square in Kowloon station and at Tung Chung station progressed according to plan. A total of 2,759 flats were completed during 2005 and obtained occupation permits. In addition, the Company completed a number of its major property developments during 2005, as described below.

On April 13, 2005, pre-sales of units at The Arch, a luxury property developed at the third property development package at Kowloon station, under a development agreement between the Company and Tamworth Development Limited, a wholly-owned subsidiary of Sun Hung Kai Properties Limited, commenced. As of December 31, 2005, 83% of the floor area of the residential units at The Arch had been sold. The occupation permit for The Arch was issued in the second half of 2005 and, in line with its accounting policy to recognize its share of proceeds from the sale of property developments upon issuance of occupation permits provided that the amounts of revenue and costs can be measured reliably, the Company recognized profits from the sale of units at The Arch in 2005 of HK$2,952 million.

After having entered into lease agreements with leading international companies in 2003, including a lease agreement with UBS AG, marketing of the 18 floors in Two International Finance Centre totaling 500,000 square feet gross owned by the Company, located on floors 33 to 52 and branded as “Central 18 Zone at Two IFC” was completed in 2004. As of December 31, 2005, 100% of Central 18 Zone at Two IFC had been leased. In 2005, work was completed on the adjacent Four Seasons hotel and serviced apartment development.

In December 2004, the Company took receipt of its share of a retail shell structure above Kowloon station as sharing in kind at a fair market valuation of HK2,100 million. After taking into account the outstanding risks and obligations of the Company in respect of the property, a profit of HK$1,008 million was recognized for 2004 and the balance was accounted for as deferred income to be recognized when such outstanding obligations have been fulfilled. An additional HK$95 million of the outstanding balance was recognized in 2005, while the remaining balance of HK$997 million was accounted for as deferred income to be recognized when the remaining outstanding obligations have been fulfilled. See Note 19B(ii) of Notes to the Financial Statements.

Planning continues for the site adjacent to Tsing Yi station, currently occupied by a transport interchange and lorry park. The Government decided to take forward in January 2005 the proposal submitted by the Company in 2004 to convert part of the property for retail use through a rezoning of the property. While the rezoning is in progress, the Company has commenced the design of the conversion scheme to achieve early completion of the contemplated conversion.

In addition, work was completed at the Le Bleu, a low rise development, and Carmel Cove, a high-rise development, both residential developments at the Tung Chung development. Occupation permits for these two developments were issued in February 2005 and July 2005, respectively. Pre-sales of units for these two developments, as well as for the Harbour Green development, the third development package at Olympic station which is currently expected to be completed in late 2006, continued throughout 2005 since their launch.

As of December 31, 2005, the Company had received HK$3.4 billion from participating developers in excess of related expenditures incurred as well as profits recognized to date in connection with Tung Chung Line and Airport Express property developments. The Company’s accounting policy under Hong Kong GAAP requires that such payments not be recognized as profit until the foundation and site enabling works for a development are complete and acceptable for development, and after taking into account any outstanding risks and obligations retained by the Company in connection with such development.

Tseung Kwan O Line Property Developments

The TKE project agreement with the Government provides that the Company shall have the right to undertake property developments at four locations within the project. These developments are located at the Tiu Keng Leng, Tseung Kwan O and Hang Hau stations and the Tseung Kwan O Line depot and adjacent future Tseung Kwan O South station site in Area 86. The development projects include up to 18 development packages, offering a total gross floor area of approximately 25 million square feet, which includes approximately up to 23.37 million square feet of residential flats, 1.031 million square feet of retail space, 625,700 square feet of hotel, 53,800 square feet of offices and up to 6,458 carpark spaces. The expected total investment cost is approximately HK$112 billion at 2006 prices. While the Company did not award any property development packages in 2003 in view of the then-prevailing market conditions and the Company’s support of the housing policy of the Government at the time, the Company commenced the launching of the remaining development packages in 2004. Completion of the final development package is expected in 2014.

In November 2003, the Company’s joint venture developer, Sino Land, successfully launched the pre-sale of Residence Oasis, a 2,130 unit residential property development above the Hang Hau station. As of December 31, 2005, 99.8% of the total number of units had been sold. On April 1, 2005, the Company opened its fifth retail center, above Hang Hau station. The retail center, branded as “The Lane”, includes approximately 28,303 square feet of leasable floor space, 100% of which had been leased out when it was opened. In Area 57a, pre-sale of 390 units of the Central Heights development began in March 2005 after the occupation permit was issued in February 2005. In Area 55b, pre-sale of 1,472 units of The Grandiose development began in April 2005 and the occupancy permit was granted in January of 2006. Pre-sales also began at the Metro Town development Site A of the Tiu Keng Leng station development in August 2005.

The planned Area 86 development scheme on the Clearwater Bay peninsula, which comprises up to 13 of the 18 planned Tseung Kwan O Line development packages and approximately 17.8 million square feet of floor area, is one of the largest single development schemes in Hong Kong to date. The Area 86 Tseung Kwan O property development represents a new model for high-density community living with segregated areas for automotive and pedestrian movement and large open spaces for leisure activities. The development will include schools, clubhouses, shops and community centers. In 2005, the Company further developed the development plan for the Area 86 development and a revised master plan for such development was approved by the Town Planning Board in April 2006.

On February 8, 2005, the Company and City Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited, entered into an agreement for the development of the first property development package at Area 86, Tseung Kwan O (where the Tseung Kwan O depot is and the future Tseung Kwan O South station will be situated). While the property developers had been responsible for paying all land premium to the Government in other property development projects undertaken by the Company in the past, the Company has agreed under the development agreement for this project to pay half of the land premium, or approximately HK$1,160 million, for this site to encourage more competitive tenders. The Company has paid the land premium in 2005. This property development package is expected to be completed in 2009. In addition, on February 1, 2006, the Company and Rich Asia Investments Limited, a majority-owned subsidiary of Cheung Kong (Holdings) Limited, entered into an agreement for the development of the second property development package at Area 86, Tseung Kwan O (where the Tseung Kwan O depot is and the future Tseung Kwan O South station will be situated). The Company has agreed under the development agreement for this project to extend a HK$4 billion interest free loan to the developer in return for an increased sharing in kind of the development. This property development package is expected to be completed by 2010.

In respect of the planned Area 56 development scheme at Tseung Kwan O station, the Company submitted a planning application to the Town Planning Board in January 2005 to convert usage of the commercial site into a more commercially viable mixed-use development. A revised scheme to develop a hotel, residential, office and retail complex was submitted to the Town Planning Board in December 2005 and was subsequently approved.

Other Development Projects

In 1999, the Company received town planning approval from the Government to develop the site above and near Choi Hung station on the Kwun Tong Line to include “park and ride” facilities for commuters living in the Southeast New Territories as well as some commercial and residential areas. The Company awarded this development in July 2001 and the Government granted the land at the site to the Company in November 2001 upon payment of the land premium. During 2002, the Government approved a further 12,185 gross square feet of residential space to be constructed at Choi Hung station, as part of the “park and ride” development. This is in addition to 22,841 gross square feet of bonus floor area previously approved for the mixed-use development. The scheme, branded as “No. 8 Clear Water Bay Road”, currently comprises 206,000 square feet of residential space, 25,834 square feet of commercial/retail space, 504 car parking spaces (450 of which is for park and ride), 10 motorcycle parking spaces and a two-storey public transport interchange. Pre-sales commenced in October 2004 and the project was completed in 2005.

Property Ownership and Management

The Company owns or manages certain developed properties adjacent to railway structures and facilities in order to protect such railway structures and facilities and to provide a source of income. The Company currently wholly owns five shopping centers located above five of its stations — Telford Plaza I at Kowloon Bay (431,365 square feet of leasable floor space), Luk Yeung Galleria at Tsuen Wan (129,749 square feet of leasable floor space), Paradise Mall (previously Heng Fa Chuen Shopping Centre) at Chai Wan (208,918 square feet of leasable floor space), Maritime Square at Tsing Yi (311,292 square feet of leasable floor space) and The Lane at Hang Hau, which opened in April 2005 (28,303 square feet of leasable floor space) — and certain other smaller properties. The occupancy rate of the five shopping centers operating in 2005 was 100%.

Upon completion of an additional shopping center at Union Square, branded “Elements”, opening of which is expected by 2007, and an additional shopping center at Tseung Kwan O Station, branded “The Edge”, completion of which is expected by 2006, the Company will own seven shopping centers. The Company has no present intention to sell any of these shopping centers. During the SARS outbreak in early 2003, the shopping centers in operation at that time recorded a steep decline in visitors. With the containment of the SARS outbreak, special promotions in the shopping centers and the relaxation of travel restrictions for tourists from the Mainland of China, the number of visitors now surpasses previous levels. Moreover, the Company has improved the retail sale environment in its shopping centers with marketing and promotional campaigns, which has contributed to the increase in the number of visitors and the increase of sales activities in the shopping centers.

The completion of Two International Finance Centre in 2003 increased the Company’s property ownership by 425,492 square feet of leasable floor space. In addition, the Company also owns properties jointly with other parties, including Telford Plaza II and the carparks at One International Finance Centre and Two International Finance Centre at Hong Kong station and at No. 8 Clear Water Bay Road, Choi Hung station. The Company holds these properties under long-term leases from the Government that generally will expire in 2047 and rents them to tenants for commercial use.

In addition, the Company manages certain residential properties. Growth in the property management portfolio from property developments relating to the Airport Railway Project as well as at Tseung Kwan O and Choi Hung is expected to continue over the next few years, adding some further 33,278 residential units to the Company’s portfolio. The Company is one of the largest property management companies in Hong Kong. During 2005, the Company has continued to expand and diversify its property management business. In particular, Caribbean Coast, Residence Oasis and Le Bleu added 2,904, 2,130 and 41 residential units to the Company’s management portfolio. As of December 31, 2005, the Company managed 54,358 residential units and 6,053,000 square feet of commercial and office space. Income from property management increased by 16.7% to HK$126 million in 2005 from HK$108 million in 2004.

The Company has also established the “Premier Management Services” brand as part of its property management services. This branded service is aimed at the luxury residential, serviced apartments and high quality office accommodations at Hong Kong station and Union Square. Designed to provide a higher quality level of service to these property developments, the new service has been separately branded to distinguish it from the property management of mass residential properties. With leading international financial institutions as tenants, Two International Finance Centre is managed by the Company under the Premier Management Services.

The Company also engages in property management related services in the Mainland of China where it sees significant growth opportunities. In 2004, the Company acquired pre-management contracts with Shanghai Hong Kong Metropolis and Mei Li Shan Shui, both high-end residential property developments in Shanghai and Chongqing, respectively. In 2005, the Company entered into additional property management contracts for three high-end property developments in Beijing and one in Chongqing. In addition, the Company through two wholly-owned subsidiaries signed a 47-year lease with a Beijing developer for the operation and property management of a shopping center in the Dong Cheng district. After renovation works are completed, the Company currently expects to open this shopping center and commence sub-letting in late 2006.

MTR Property Agency Co. Limited, a wholly-owned subsidiary formed by the Company in January 2001 to provide real estate agency services to the residents of some of its managed properties, contributed a total of HK$7 million in revenue in 2005.

The following table sets forth the Company’s property rental and property management revenue for the periods indicated:

	Year Ended December 31,(1)
	2001		2002		2003		2004		2005
	(in millions)
Property rental revenues(2)(3)	HK$	817	HK$	897	HK$	888	HK$	994	HK$	1,183
Property management income		73		85		94		108		126
Property agency income(4)		1		5		6		6		7

Total	HK$	891	HK$	987	HK$	988	HK$	1,108	HK$	1,316

(1)	The information set forth in this table includes the results of operations for the Group, other than the non-controlled subsidiary: for the period up to October 21, 2005, Octopus Cards Limited and for the period following October 21, 2005, Octopus Holdings Limited.
(2)	Property rental revenues include revenue from properties wholly owned by the Company and revenue from properties which the Company owns jointly with other parties.
(3)	Property rental revenues include service income relating to the provision of air conditioning services.
(4)	Property agency income was contributed by MTR Property Agency Co. Limited, a wholly-owned subsidiary of the Company established in 2001.

Capital Expenditures and Divestitures

The Company has incurred substantial capital expenditures in connection with the construction of the MTR Lines and the Airport Express. In addition, the Company currently has significant ongoing capital expenditures in connection with existing projects and currently expects to incur additional capital expenditures in the future, particularly with respect to proposed future extensions of the MTR Lines and the Company’s expansion projects beyond Hong Kong.

Financing of the projects is provided by funds generated from railway and related operations, property development profits and debt financing, while the commercial feasibility of the West Island Line and South Island Line projects is currently under review. Moreover, the Government provided financial assistance in respect of the Disneyland Resort Line as described under “— Capital Expenditures and Divestitures — Completed and Ongoing Projects — Disneyland Resort Line” below.

The following table sets forth the Group’s capital additions for the periods indicated.

	2003		2004		2005
	(in millions)
Railway assets under construction(1)	HK$	1,148	HK$	1,068	HK$	1,006
Operational equipment(2)		66		49		44

Total existing railway additions	HK$	1,214	HK$	1,117	HK$	1,050
New railway construction(3)		719		875		983
Leasehold land and buildings(4)		52		—		—
Investment property		3,626		32		405
Investment property under construction(5)		—		2,177		721

Gross capital additions	HK$	5,611	HK$	4,201	HK$	3,159
Government’s assistance in respect of Disneyland Resort Line(6)		(664)		(48)		—

Net capital additions	HK$	4,947	HK$	4,153	HK$	3,159

(1)	Assets under construction from 2003 to 2005 mainly reflect the addition of assets relating to various capital projects, the major items of which include the station improvement program, station commercial opportunity, station management systems, upgrade of the closed circuit television system, installation of platform screen doors and procurement of four new trains for Tung Chung Line.
(2)	Includes, among other things, environment control equipment, communication equipment, track signalling equipment, automatic ticket collection equipment and escalators and elevators.
(3)	Construction costs mainly related to the Disneyland Resort Line, the Tung Chung Cable Car Project and AsiaWorld–Expo Station Project.
(4)	On July 15, 2003, the Company took possession of a board room in Two International Finance Centre. The board room was valued at HK$52 million as of the date of receipt.
(5)	For 2004 and 2005, the additions of HK$2,177 million and HK$721 million, respectively, represent the value of the partially completed retail shell at Union Square at Kowloon station.
(6)	See Notes 46E and 46M of Notes to the Financial Statements.

Improvement Projects

The Company maintains a rolling capital expenditure plan to add, modify or replace assets when necessary to improve performance and meet the needs of its customers. This includes improving station layouts, finishes and facilities, the provision of an integrated station management system and installation of platform screen doors. Under the plan, the Company expects to incur approximately HK$4.0 billion of capital expenditures from 2006 through the end of 2008.

Platform Screen Doors

The Company has been retrofitting platform screen doors at underground stations on the Urban Lines since May 2001. The project, with an estimated cost of approximately HK$1.7 billion, is a pioneer for railways worldwide as it was the first to fit screen doors in an operating system. In addition, the installation of these doors will substantially reduce energy consumption costs within the stations and will improve passenger comfort and safety on platforms. The installation work takes place only during the non-passenger service hours, between 1:30 a.m. and 4:30 a.m. The first set of platform screen doors became operational in October 2001 at one platform of Choi Hung station. By November 30, 2005, substantially all platform screen doors had been installed at the Company’s stations on the Urban Lines and the project was completed within budget.

The Airport Express, Tung Chung and Tseung Kwan O Lines were constructed with platform screen doors at all stations. The Disneyland Resort Line was constructed with automatic platform gates at both stations.

Asset Upgrade on Trains

The Company has been replacing the motor alternator sets on the Urban Lines trains with static inverters. The static inverters provide improved reliability, are more energy efficient and reduce noise levels. The total cost of this three-year program will be approximately HK$83 million and is expected to be completed in early 2007.

Facilities for Persons with Disabilities

Over the previous ten years the Company has been engaging in a project to improve the accessibility of the Company’s stations for persons with disabilities, including the installation of passenger elevators, ramps, stair lifts and wheelchair aids. Over the past three years the Company has had accumulated expenditures of HK$40 million on this project and currently expects to incur additional capital expenditures of HK$160 million over the next five years.

West Rail Interface Works

In 2003, the Company and KCRC completed the joint construction of the combined MTR/KCR Nam Cheong station, which is designed to accommodate the expected interchange flows between KCRC’s West Rail and the Tung Chung Line. In addition, the Company also completed the modification of the existing Mei Foo station to provide an exchange to KCRC’s West Rail Mei Foo station to facilitate the interchange of passengers between KCRC’s West Rail and the Tsuen Wan Line. These West Rail Interface Works were completed within the budgeted cost to the Company of approximately HK$2 billion.

Transit Links and Pedestrianization

For some time, the Company has been working on the planning of above-ground light rail links. In June 2002, in response to the Government’s request, the Company submitted a conceptual proposal to the Government for an above-ground environmentally friendly transport system covering the South East Kowloon redevelopment of the former Kai Tak airport. The proposed system would run through this area, connecting to Ngau Tau Kok station on the Kwun Tong Line. In 2003, the Company undertook preliminary studies to determine the feasibility of introducing light rail links in the Kowloon Bay Industrial Area and the West Kowloon Cultural District. The Company held preliminary discussions with the Government and private developers as to the technical and financial feasibility of a light rail link in the Kowloon Bay Industrial Area. Following the completion of the public consultation with respect to the proposals for the West Kowloon Cultural District, the Government has set up three advisory committees to review the West Kowloon Cultural District development package.

Pedestrianization of streets adjacent to MTR entrances and underground or elevated links with their surrounding development are increasingly important features of the network. In this field, the Company works with private developers, the Urban Renewal Authority, the Housing Authority and other bodies responsible for urban development. In April 2004, a new pedestrian entrance was completed at Kowloon Tong station to provide access to the recently completed KCR station southern concourse. In addition, a further integrated entrance was completed in February 2005 at Mong Kok station as part of the Urban Renewal Authority redevelopment. Work was completed in September 2004 at Tsim Sha Tsui station to form part of the subway network linking to the KCRC East Rail extension project. In January 2004, work commenced on a pedestrian link project between the Pacific Place complex and Admiralty station, a project that is currently expected to be completed in late 2006. A pedestrian connection for Kwai Fong station was completed in May 2006 and a pedestrian connection for Sheung Wan station is currently expected to be completed by the end of 2006. Further pedestrian link projects for Prince Edward and Lai Chi Kok stations are currently expected to begin construction in the middle and end of 2006 respectively. Further license agreements have been signed for Tsim Sha Tsui station and are currently under negotiation for Choi Hung station. In addition, the Company is currently conducting feasibility studies with respect to certain extensions to the Causeway Bay, Olympic and Mong Kok stations, as well as provision of a lift at Tai Wo Hau station in cooperation with the Government.

Completed and Ongoing Projects

Airport Railway

As part of the major infrastructure development strategy announced in 1994 known as the Ports and Airport Development Strategy, a new international airport at Chek Lap Kok (the “Hong Kong International Airport”) and related new roads and infrastructure, including the Tung Chung Line and the Airport Express, were constructed. The Hong Kong International Airport, the Tung Chung Line and the Airport Express began operations in mid-1998.

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

In 2003, the Company achieved a significant network enhancement of the Tung Chung Line and the Airport Express at a cost to the Company of approximately HK$1.4 billion, through the completion of the four-tracking of these lines between the Lai King and Olympic stations and the opening of the new Nam Cheong station for the Tung Chung Line. The completion of the four-tracking project allows trains of the Airport Express and the Tung Chung Line to operate on separate tracks for 2.8 miles, which is expected to increase efficiencies and enabled the successful opening of the new interchange stations at Nam Cheong and Mei Foo with the KCRC West Rail.

On March 17, 2004, the Company entered into an agreement with Hong Kong IEC Limited, a joint venture partially owned by the Government, for the design, construction, financing and operation of a new Airport Express station to serve the new AsiaWorld-Expo (formerly known as the International Exhibition Centre) at the Hong Kong International Airport, which opened on December 21, 2005. The station was completed on schedule within the revised project budget at a cost to the Company of approximately HK$0.2 billion and commenced operations on December 20, 2005.

In addition, the Company increased the capacity of all eleven Airport Express trains by adding one additional passenger car to each train in order to meet an anticipated increase in patronage on the Airport Express related to the AsiaWorld-Expo, which is currently Hong Kong’s largest convention and exhibition venue. In addition, in 2005, the Company procured four additional trains at a cost of approximately HK$0.6 billion.

Following the signing in July 2004 of a provisional agreement with the Airport Authority for construction of a connection to the Skyplaza retail development at the Hong Kong International Airport, completion of the second platform at the departure level of the Airport station is currently expected in the second half of 2006.

Tseung Kwan O Extension Project

The Tseung Kwan O Extension Project (the “TKE”) was opened to the public on August 18, 2002 at a cost to the Company of approximately HK$16 billion, compared to the original estimate of HK$30.5 billion in 1997, and over four months ahead of the original schedule. Moreover, in February 2005, the Company commenced detailed designs for a new station, the Tseung Kwan O South station, which will be located at Area 86 Tseung Kwan O. The construction contract was awarded in early June 2006 and the station is expected to be completed in March 2009 at a currently estimated cost of approximately HK$1 billion. Moreover, the Company is currently undertaking the concept design for the second phase of the Tseung Kwan O Depot, to allow the structural shell to be constructed as part of the Area 86 property development, as required by the development program. The need to put the second phase of the Depot into service is not expected until some time in the future, following the completion of the North Island Link.

Disneyland Resort Line

On July 24, 2002, the Company entered into a project agreement with the Government relating to the financing, design, construction, operation and maintenance of the Penny’s Bay Rail Link, which is now known as the Disneyland Resort Line (the “Disneyland Resort Line Project Agreement”). The Disneyland Resort Line was completed and officially opened for operations on August 1, 2005 and provides a rail-shuttle service between the Tung Chung Line at a new station opened on June 1, 2005 at Sunny Bay and the new Hong Kong Disneyland theme park, which officially opened on September 12, 2005. The project involves approximately 2.17 new route miles and two new stations. Rather than purchase new rolling stock for the line, the Company pursued the more cost-effective route of converting existing trains.

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

The Company had cumulative expenditures of HK$883 million as of December 31, 2003, HK$1,409 million as of December 31, 2004 and HK$1,687 million when the Disneyland Resort Line was commissioned in 2005. The Company completed work on the Disneyland Resort Line project at a cost to the Company of HK$1.7 billion, within the original budget estimate of HK$2 billion.

Tung Chung Cable Car

On November 19, 2003, following the enactment of the Tung Chung Cable Car Ordinance in June 2003, the Company entered into a formal project agreement with the Government to develop, on a build, operate and transfer basis, a cable car system to link Tung Chung with Ngong Ping, site of the Po Lin Monastery and the statue of Buddha under a franchise granted by the Government for a period of 30 years commencing on December 24, 2003. The approximately 20 to 25 minute cable car ride will rise 1,300 feet above sea level and offer views over Tung Chung Valley, the Hong Kong International Airport and out to sea as far as the Macau Special Administrative Region. In November 2003, the Government also signed the entrustment agreements for related works at Ngong Ping that include a landscaped piazza and a public transport interchange, together with a private treaty grant for a period of 30 years for a theme village adjacent to the Ngong Ping terminal. The environmental permits for the cable car and the stream diversion were also granted in November 2003, and subsequently the contract for the building and civil engineering works was awarded. Construction work on the cable car began in February 2004 and work on the theme village commenced at the end of 2004. Construction work on the cable car and theme village continued throughout 2005, with much of the major construction work being completed and the cable car cabins having been delivered. The Tung Chung Cable Car project is being marketed under the brand name “Ngong Ping 360” and will be managed by the third-party contractor Skyrail-ITM (Hong Kong) Limited (“the Operator”). An operating agreement between the Company and the Operator was signed on July 16, 2004 for a term of ten years from the operating date, and the Operator has the option to extend the term by a further period of ten years. After this, any further extension is based upon mutual agreement of both parties.

The Tung Chung Cable Car project is budgeted to cost approximately HK$1.2 billion and is currently expected to commence operations in the second half of 2006. In addition, the total costs of works ancillary to the Tung Chung Cable Car project to be performed by the Company on behalf of the Government under entrustment agreements are approximately HK$60 million and will be funded by the Government.

The Company had cumulative expenditures of HK$137 million as of December 31, 2003, HK$444 million as of December 31, 2004, and HK$933 million as of December 31, 2005 on this project, and had authorized outstanding commitments on contracts related to this project totaling HK$25 million as of December 31, 2005.

Potential Future Extension Projects

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

In February 2005, the Company submitted an alternative proposal to the Government, which would allow an implementation of the planned extensions in phases. In view of the fact that an extension of service to Kennedy Town has recently become an increased priority, the alternative proposal would first extend the Island Line by three stations, via Sai Ying Pun and University station to Kennedy Town. In June 2005, the Government decided to proceed with detailed planning and preparation works for the West Island Line pursuant to the revised proposal, and work on a preliminary design, geotechnical investigation and a preliminary environmental impact study was started by the Company in October 2005 and currently continues. The Company is currently targeting for the West Island Line to commence operations in 2012, subject to reaching an agreement with the Government on funding of this project.

Furthermore, under the revised proposal, the South Island Line would be divided into two medium capacity lines. The South Island Line (West) would begin from an interchange with the Island Line at the new University station and would run via Cyberport, Wah Fu, Aberdeen, and possibly additional stations at Queen Mary Hospital and Tin Wan, to Wong Chuk Hang, where it would interchange with the South Island Line (East). The South Island Line (East) would run from Ap Lei Chau at South Horizons via Lei Tung, Wong Chuk Hang, Ocean Park and potentially Happy Valley to an interchange with the Island Line at Admiralty. The Government has indicated to the Company that its decision on the revised proposal for the South Island Line (East) and South Island Line (West) will be made after the completion of a review of certain planning issues and tourism and commercial development proposals for the South of Hong Kong Island. The Company currently expects that the Government will come to a decision on the revised proposal for the South Island Line (East) and South Island Line (West) before the end of 2006.

The estimated costs, commercial feasibility, construction schedules and funding methods for the proposed West Island Line, South Island Line (East) and South Island Line (West) are currently under discussion with the Government.

North Island Link

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

Kwun Tong Line Extension

In February 2004, the Company submitted a proposal for an extension of the Kwun Tong Line from Yau Ma Tei station to Whampoa as requested by the Government in November 2003. In July 2005, the Company reiterated its willingness, subject to agreement on funding, to develop this extension. The proposal is currently under review by the Government.

Projects Beyond Hong Kong

Beijing Metro Line 4

On February 6, 2005, MTR Beijing Line 4 Investment Company Limited (“MTR Beijing”), a wholly-owned subsidiary of the Company entered into a contract with two partners, BIIC, an entity wholly owned by the Beijing Municipal Government, and BCG, an entity controlled by the Beijing Municipal Government, to form a joint venture to participate in the form of a public-private partnership in the construction and operation of the proposed Beijing Metro Line 4, a 17.8 mile underground metro line which will be the main north-south traffic line of Beijing City. Following the approval of the concession agreement by the National Development and Reform Commission of the PRC in September 2005, the establishment of the public-private partnership was completed with its business license received on January 16, 2006. On April 12, 2006, Beijing MTR Corporation Limited (“BMCL”), the joint venture company between the Company, BIIC and BCG, officially signed the concession agreement for the Beijing Metro Line 4 with the Beijing Municipal Government.

The Beijing Metro Line 4 is currently scheduled to open for service in 2009. The concession agreement has a term of 30 years, after which ownership of the Beijing Metro Line 4 will revert to the Beijing Municipal Government. The total investment for the Beijing Metro Line 4 project is expected to be approximately Renminbi 15.3 billion (equivalent to HK$14.7 billion at an assumed exchange rate of HK$0.9613 to Renminbi 1.00 as of December 31, 2005), 70% of which will be funded by the Beijing Municipal Government. BMCL, the public-private partnership, is expected to invest approximately Renminbi 4.6 billion (HK$4.4 billion at an assumed exchange rate of HK$0.9613 to Renminbi 1.00 as of December 31, 2005), approximately 70% of which are being financed through non-recourse bank loans. In particular, in August and September 2005 BMCL through its joint venture partners obtained commitment of two non-recourse bank loans in the aggregate amount of Renminbi 3.2 billion (HK$3.1 billion at an assumed exchange rate of HK$0.9613 to Renminbi 1.00 as of December 31, 2005), representing approximately 70% of its expected investment. Loan agreements for these two loans were signed in April 2006. As of May 31, 2006, no drawdowns under any of these loans have been made. The Company, through MTR Beijing, and BCG each owns 49% of BMCL, with BIIC holding the remaining 2%. The Company expects its equity investment through MTR Beijing in BMCL will total approximately Renminbi 676 million (HK$650 million at an assumed exchange rate of HK$0.9613 to Renminbi 1.00 as of December 31, 2005).

Shenzhen Metro Line 4

On May 26, 2005, MTR Corporation (Shenzhen) Limited (“MTR Shenzhen”), a wholly-owned subsidiary of the Company, initialled a concession agreement with the Shenzhen Municipal Government under which MTR Shenzhen will have the right to construct Phase 2 of Line 4 of the Shenzhen metro system, as well as to operate the whole of Line 4 and to use the facilities of Phase 1 of Line 4, for a term of 30 years. The concession agreement also provides that MTR Shenzhen will acquire property development rights from the Shenzhen Municipal Government along Line 4 with an aggregate gross floor area of 31.2 million square feet. The entire Line 4, which is currently expected to become operational in the period between the end of 2009 and early 2010, will be operated by MTR Shenzhen for a term of 30 years from the date of commencement of service, after which ownership of Phase 2 of Line 4 will revert to the Shenzhen Municipal Government.

The Company will initially hold a 100% equity interest in MTR Shenzhen, and is committed to holding directly or indirectly at least a 51% equity interest for the duration of the project. The total investment for this project is expected to be approximately Renminbi 6 billion (equivalent to HK$5.8 billion at an assumed exchange rate of HK$0.9613 to Renminbi 1.00 as of December 31, 2005). Approximately 40% of the total project investment will be funded through an equity investment by the Company in MTR Shenzhen, which will have a registered capital of approximately Renminbi 2.4 billion (equivalent to HK$2.3 billion at an assumed exchange rate of HK$0.9613 to Renminbi 1.00 as of December 31, 2005), and the balance of the project costs will be funded through non-recourse bank loans denominated in Renminbi. In June 2005, MTR Shenzhen through the Company obtained commitment of a non-recourse bank loan in the aggregate amount of Renminbi 3.6 billion (HK$3.5 billion at an assumed exchange rate of HK$0.9613 to Renminbi 1.00 as of December 31, 2005) representing approximately 60% of the total expected project investment. The concession agreement is subject to approval by the National Development and Reform Commission of the PRC.

Divestitures

The Company did not undertake any significant divestitures during the three-year period ended December 31, 2005.

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

As a result of these competitive pressures, the Company has been considering a number of initiatives to enhance its competitive position, including:

•	Inter-modal fare discounts. Certain journeys may be completed using buses only or by combining a bus journey and a journey on the MTR. By combining a bus journey with a journey on the MTR, the aggregate fare would generally be higher than the fare that would be charged if the bus were to be used without the MTR. To address this and to compensate for the inconvenience of interchanging between a bus and the MTR, the company is pursuing the possibility of offering discounted fares, or free feeder bus travel, to passengers who use both franchised buses, green public light buses or residential coach services and the MTR to complete a single journey. This could be achieved in conjunction with the Octopus card. In 2005, the Company expanded its inter-modal fare discount program from 14 to 25 inter-modal fare discounts.

•	Promotional initiatives. Periodically, the Company also implements promotional initiatives with a view to stimulating additional patronage. The “ride 10 get 1 free” promotion, which was first offered in March 2000, was estimated to have generated an additional 1% in patronage. The same promotion was offered again in December 2001 and September 2002 for six-month periods, and was estimated to have also generated an additional 1% to 2% in patronage. The scheme was further extended until October 3, 2004, after which point the scheme was slightly revised to offer a free ride after riding the MTR ten times from Monday to Friday and continued until July 15, 2005. Effective July 17, 2005, the Company replaced the “ride 10 get 1 free” promotion with a new bonus point promotional campaign for MTR club members. In addition, a free MTR ride for journeys originating at Heng Fa Chuen station following a minimum HK$100 dining consumption at Paradise Mall is being offered. The Company also offered the “ride 5 get cash coupons” on the MTR lines from July 18 to August 14, 2005. The Company also offered the “$2 holiday ride” promotions for children and the elderly on the MTR Lines for selected periods, and discounts for passengers traveling in groups on the Airport Express.

•	Fare Savers. The Company is currently offering a HK$2 discount on fares to adult Octopus passengers who swipe their Octopus on the fare savers, which are located remote from the stations but still within walking distance of stations, and subsequently use the MTR at the designated entry station. This incentive led to increased patronage from customers who might not otherwise have walked to take the MTR.

•	Other long-term initiatives. The Company is examining alternative feeder arrangements, such as above-ground light rail transit links, escalator and travelator links and footbridge networks in order to enhance accessibility to particular MTR stations and improve passenger accessibility at certain stations. In January 2004, work commenced on a pedestrian link project between the Pacific Place complex and Admiralty station, a project that is currently expected to be completed in late 2006. A pedestrian connection for Kwai Fong station was completed in May 2006 and a pedestrian connection for Sheung Wan station is currently expected to be completed by the end of 2006. Further pedestrian link projects for Prince Edward and Lai Chi Kok stations are currently expected to begin construction in the middle and end of 2006 respectively. Further license agreements have been signed for Tsim Sha Tsui station and are currently under negotiation for Choi Hung station. In addition, the Company is currently conducting feasibility studies with respect to certain extensions to the Causeway Bay, Olympic and Mong Kok stations, as well as provision of a lift at Tai Wo Hau station in cooperation with the Government.

In its Railway Development Strategy 2000 report, the Government confirmed that railways are essential to Hong Kong’s continued economic, social and land development and will be given priority in the Government’s plans for infrastructure development. Within this framework, the Government also recognized that franchised buses would continue to play an essential role in the public transport system in Hong Kong. As a result, the Company does not expect the Government to take any particular, direct measures which, in the short term, would have the effect of reducing or containing patronage on franchised buses or public light buses for the purpose of increasing the Company’s patronage. Nonetheless, the Government’s planning of the provision of passenger transport services to new development areas, including Tseung Kwan O, will reflect its stated preference for railways to be the backbone of the passenger transport system. As expected, patronage on the MTR has increased following the commencement of operations on the Tseung Kwan O Line and the Disneyland Resort Line. The completion of the West Rail project by KCRC in December 2003 and future new extensions such as the KCR line to Ma On Shan resulted in additional patronage on the MTR, while the opening of the KCRC East Tsim Sha Tsui station in October 2004 resulted in a slight decrease in patronage on the MTR.

Regulatory and Related Matters

Mass Transit Railway Ordinance

Under the MTR Ordinance, the Company was granted the franchise to operate the MTR and to construct and operate any extension to the railway for an initial period of fifty years, subject to the terms and conditions contained in the Operating Agreement. Pursuant to the terms stipulated in the Operating Agreement, the Company considers that it has the legal right to extend the franchise for further periods of 50 years, upon expiry of each franchise term. See Note 50A(vi) of Notes to the Financial Statements. The MTR Ordinance also regulates the operation of the MTR, including all aspects of safety on the MTR. The Company’s franchise may be extended upon satisfaction of certain conditions and application to, and approval by, the Chief Executive of the Hong Kong SAR acting after consultation with the Executive Council of the Hong Kong SAR, which is commonly referred to as the Chief Executive in Council. The Company is prohibited from transferring its franchise without the approval of the Chief Executive in Council. In addition, the Chief Executive in Council may appoint not more than three persons as additional directors of the Company who can be removed only by the Chief Executive of the Hong Kong SAR.

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

See Item 4, “Information on the Company — History and Development of the Company — Recent Developments — Possible Rail Merger” for a discussion of the Possible Rail Merger, the implementation of which would require, among other things, the enactment of an ordinance by the Legislative Council of the Hong Kong Special Administrative Region.

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

Performance Requirements and Customer Service Pledges

Under the Operating Agreement, the Company is required to meet certain performance thresholds regarding its railway-related services. These performance requirements cover: (1) train service delivery (which is a measure of the actual train trips run by the Company against the train trips scheduled to be run by the Company); (2) passenger journeys on time (which is a measure of passenger journeys which are delayed by at least five minutes); (3) train punctuality; (4) add value machine reliability; (5) ticket issuing machine reliability; (6) ticket gate reliability; (7) escalator reliability; and (8) passenger lift reliability. In addition, the Company is required to establish customer service pledges relating to each of the categories covered by the performance requirements as well as train reliability, ticket reliability, temperature and ventilation levels, railway cleanliness and passenger enquiry response time within seven working days. Unlike the performance requirements, the customer service pledges are voluntary targets established by the Company and are not contractual obligations relating to performance. For the year 2005, all performance requirements were met and all the Company’s customer service pledges were either met or exceeded.

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

See Item 4, “Information on the Company — History and Development of the Company — Recent Developments — Possible Rail Merger” for a discussion of the Possible Rail Merger, the implementation of which would, among other things, require the negotiation and execution of an integrated operating agreement in relation to the operation by MTR of its railway system and a substantial portion of the KCRC railway and bus system and related businesses.

Organizational Structure

The Company is incorporated in Hong Kong with limited liability under the Companies Ordinance of the laws of Hong Kong. Set forth below are details of the Company’s subsidiaries as of May 31, 2006.

Name of Subsidiaries	Issued and Paid Up Ordinary / Registered Share Capital	The Group’s Effective Ownership Interest	Ownership Interest held by the Company	Ownership Interest held by Subsidiary	Proportion of Voting Power Held	Place of Incorporation / Operation	Principal Activities
Fasttrack Insurance Ltd.	HK$77,500,000	100%	100%	—	100%	Bermuda	Insurance underwriting
MTR Corporation (C.I.) Limited	US$1,000	100%	100%	—	100%	Cayman Islands / Hong Kong	Finance
MTR Finance Lease (001) Limited	US$1	100%	100%	—	100%	Cayman Islands / Hong Kong	Finance
MTR Engineering Services Limited	HK$1,000	100%	100%	—	100%	Hong Kong	Engineering services
MTR Property Agency Co. Limited	HK$2	100%	100%	—	100%	Hong Kong	Property agency
MTR Travel Limited	HK$2,500,000	100%	100%	—	100%	Hong Kong	Travel services
MTR China Consultancy Company Limited	HK$1,000	100%	100%	—	100%	Hong Kong	Railway consultancy services
MTR Consulting (Shenzhen) Co. Ltd. (Incorporated)	HK$1,000,000	100%	100%	—	100%	The People’s Republic of China	Railway consultancy services
MTR Consultancy (Beijing) Co. Ltd. (Incorporated)	HK$1,000,000	100%	100%	—	100%	The People’s Republic of China	Railway consultancy services, marketing and promotion
MTR (Shanghai Project Management) Limited	HK$1,000	100%	100%	—	100%	Hong Kong	Railway consultancy services, property investment and development
Shanghai Hong Kong Metro Construction Management Co. Ltd. (Incorporated)	HK$15,000,000	60%	—	60%	60%	The People’s Republic of China	Railway construction management and development
Candiman Limited	US$1	100%	100%	—	100%	British Virgin Islands	Investment holding
MTR Corporation (Shenzhen) Limited (Incorporated) (1)	HK$250,000,000	100%	—	100%	100%	The People’s Republic of China	Conduct early-stage preparatory work for Shenzhen Metro Line 4 project
MTR Beijing Line 4 Investment Company Limited	HK$1	100%	100%	—	100%	Hong Kong	Investment holding
MTR China Property Limited	HK$1,000	100%	100%	—	100%	Hong Kong	Property management
Chongqing Premier Property Management Co. Ltd. (Incorporated)	US$150,000	70%	—	70%	70%	The People’s Republic of China	Property management

Name of Subsidiaries	Issued and Paid Up Ordinary / Registered Share Capital	The Group’s Effective Ownership Interest	Ownership Interest held by the Company	Ownership Interest held by Subsidiary	Proportion of Voting Power Held	Place of Incorporation / Operation	Principal Activities
MTR (Beijing) Property Services Co. Limited (Incorporated)	RMB3,000,000	100%	100%	—	100%	The People’s Republic of China	Property management
Glory Goal Limited	HK$1	100%	100%	—	100%	Hong Kong	Investment holding
MTR (Beijing) Commercial Facilities Management Co. Ltd. (Incorporated)	HK$49,228,000	100%	—	100%	100%	The People’s Republic of China	Property management
MTR Telecommunication Company Limited	HK$100,000,000	100%	100%	—	100%	Hong Kong	Radio communication services
TraxComm Limited	HK$15,000,000	100%	100%	—	100%	Hong Kong	Fixed telecommunication network services
Rail Sourcing Solutions (International) Limited	HK$2	100%	100%	—	100%	Hong Kong	Global railway supply and sourcing services
Rail Sourcing Solutions (UK) Limited	GBP1	100%	—	100%	100%	United Kingdom	Railway supply and sourcing services
MTR Corporation (UK) Limited	GBP29	100%	100%	—	100%	United Kingdom	Investment holding
MTR Corporation (IKF) Limited	GBP29	100%	—	100%	100%	United Kingdom	Investment holding
MTR Corporation (No.2) Limited	GBP1	100%	—	100%	100%	United Kingdom	Investment holding
MTR Corporation (SWT) Limited	GBP1	100%	—	100%	100%	United Kingdom	Investment holding
MTR Corporation (Silverlink) Limited	GBP1	100%	—	100%	100%	United Kingdom	Investment holding
Hong Kong Cable Car Limited	HK$1,000	100%	100%	—	100%	Hong Kong	Dormant
Lantau Cable Car Limited	HK$1,000	100%	100%	—	100%	Hong Kong	Dormant
MTR (Estates Management) Limited	HK$1,000	100%	100%	—	100%	Hong Kong	Dormant
MTR (Shanghai Metro Management) Limited	HK$1,000	100%	100%	—	100%	Hong Kong	Dormant
Octopus Holdings Limited(2)	HK$42,000,000	57.4%	57.4%	—	49%	Hong Kong	Investment holding
Octopus Cards Limited	HK$42,000,000	57.4%	—	100%	49%	Hong Kong	Operate a contactless smartcard ticketing system in Hong Kong
Octopus Knowledge Limited	HK$2	57.4%	—	100%	49%	Hong Kong	International automatic fare collection consultancy project

Octopus Netherlands Limited	HK$1	57.4%	—	100%	49%	Hong Kong	Consultancy services on introducing a smartcard system in the Netherlands
Octopus Cards (NL) B.V.	EUR18,000	57.4%	—	100%	49%	Netherlands	Project management on introducing a smartcard system in the Netherlands

Name of Subsidiaries	Issued and Paid Up Ordinary / Registered Share Capital	The Group’s Effective Ownership Interest	Ownership Interest held by the Company	Ownership Interest held by Subsidiary	Proportion of Voting Power Held	Place of Incorporation / Operation	Principal Activities
Octopus Connect Limited	HK$2	57.4%	—	100%	49%	Hong Kong	Customer relationship management service
Octopus Rewards Limited	HK$1	57.4%	—	100%	49%	Hong Kong	Develop and operate a common loyalty programme
Octopus Investments Limited	HK$2	57.4%	—	100%	49%	Hong Kong	Investment holding

(1)	Upon approval by the National Development and Reform Commission of the PRC of the concession agreement relating to Line 4 of the Shenzhen metro system and approval by the Central Government of the PRC of the increase in registered capital, the registered share capital of MTR Corporation (Shenzhen) Limited will be further increased to the then-equivalent Hong Kong Dollar amount of approximately Renminbi 2.4 billion. See Item 4, “Information on the Company — Capital Expenditures and Divestitures — Projects Beyond Hong Kong” for further details relating to this project.
(2)	Although the Company holds 57.4% of the issued shares of Octopus Holdings Limited, the Company’s voting rights at board meetings of Octopus Holdings Limited are limited to 49%. See Note 22 of Notes to the Financial Statements.

Property, Plant and Equipment

Property and Fixed Assets

Prior to 1993, most of the land on which the Company’s railway operations were situated was not subject to a formal lease, but was provided by the Government, subject to two running line leases, with an acknowledgment of the Company’s right to use such property and that the Government had no right to terminate such use. In 1993 and 1997, the Government granted the Company a formal lease of the land on which most of its railway tunnels, stations, depots, other civil works, plant and other equipment are situated for the period up to June 30, 2047. In 2000, these leases were extended to June 29, 2050. Moreover, on August 14, 2003, the Government further granted the Company a formal lease of the land on which the Tseung Kwan O Line is situated for a period up to June 29, 2050. In addition, the Company has the right to use certain other properties under private treaty grants and short-term leases, which it expects to be able to extend to 2050 under the terms of the Joint Declaration. The Company also has the right to operate the railway part of the Eastern Harbour Crossing until 2008 in return for payment by the Company to the Eastern Harbour Crossing Company Limited of an aggregate of HK$2,600 million, payable in fixed semi-annual installments of varying amounts through 2007. Pursuant to a letter dated July 14, 2000 from the Secretary for Planning and Lands (now known as the Secretary for Housing, Planning and Lands) to the Company, the Government has agreed that the land supporting the railway element of the Eastern Harbour Crossing will be leased to the Company thereafter at a nominal premium. In addition, the Company and the Secretary for the Treasury (now known as the Secretary for Financial Services and the Treasury) for and on behalf of the Government entered into an agreement on June 30, 2000, in respect of the vesting in the Company of certain assets comprised in the Eastern Harbour Crossing by the Government in 2008 for nominal consideration. Under this agreement, the Company agreed to indemnify the Government for certain amounts which are expected to be nominal.

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

Each year, the Company looks for ways to reduce the energy costs. See “— Business Overview — Operating Cost Structure” for further details.

The Company has also continued to focus on noise reduction during the construction and operation of its railways. Highlights of the Company’s noise reduction program include the removal of all redundant track joints by the end of 2003. In 2005, the Company remained in compliance with applicable noise control regulations in Hong Kong.

In 2002, eight additional new water treatment plants and pipeline diversions were completed under the Company’s water drainage and effluent treatment program to reduce the impact on the water quality in Hong Kong. In 2003, all the water drainage diversion and new water treatment plant installations were completed. In 2004 and 2005, the Company remained in compliance with applicable water control regulations in Hong Kong.

In addition to infrastructure improvement, the Company continued to promote recycling throughout its operations.

In 2005, to protect the ozone layer, the Company replaced seven chillers of its air conditioning systems using chlorofluorocarbon (“CFC”) refrigerants in stations and replaced two chillers in Admiralty Centre, one of the properties developed and managed by the Company, with new chillers using non-CFC refrigerants.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects.

The following discussion should be read in conjunction with the selected financial data set forth in Item 3, “Key Information” and the Financial Statements which appear elsewhere in this Annual Report.

The financial statements included in this Annual Report on Form 20-F for the years ended December 31, 2003, 2004 and 2005 and as of December 31, 2004 and 2005 include the results of the Group. As described above, the operating results for the years ended December 31, 2003 and 2004 have been restated in the Financial Statements due to the retrospective adoption by the Company of new Hong Kong Financial Reporting Standards. Please see “— Adoption of New Hong Kong Financial Reporting Standards and Restatement of Previously Reported Financial Information” below and Note 3 of Notes to the Financial Statements for a more detailed discussion relating to the adoption by the Company of the new Hong Kong Financial Reporting Standards and their impact on the Financial Statements. The Company’s future financial condition and results of operations may be affected by the potential implementation of the Possible Rail Merger. However, there is no assurance whether and on which terms the Possible Rail Merger will be implemented. Please see Item 4, “Information on the Company — Recent Developments — Possible Rail Merger” for a more detailed discussion of the Possible Rail Merger.

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

The Company’s results of operations are generally affected by, among other factors, patronage, fare levels, competition, the state of the Hong Kong economy, consumer preferences among transportation modes and frequency of travel and demographic trends. Moreover, the Airport Express’s contribution to fare revenue is principally driven by tourist arrivals and departures. In 2001, passenger patronage decreased primarily as a result of deteriorating economic conditions in Hong Kong, competition from other modes of transportation and population migration from urban areas to the New Territories, which are not served by the MTR. In 2002, despite a decrease in patronage on the Airport Express, the Company’s overall patronage increased by 2.5% to 786 million passengers. This increase was primarily due to the opening of the Tseung Kwan O Line. The continued decrease in patronage on the Airport Express was primarily due to the elimination of the 10% fare discount in July 2001. In addition, overall air passenger traffic continued to be affected by the weak economic environment. In 2003, the Company’s overall patronage decreased by 1.1% to 777 million passengers, primarily due to the outbreak of SARS in early 2003. In the second half of 2003, patronage on the MTR Lines recovered substantially to the level prior to the SARS outbreak. Patronage on the Airport Express, however, continued to be adversely affected by the reduced air passenger traffic resulting from the weak economic environment. In addition, the average fare for passengers on the MTR Lines decreased by 1.2% to HK$6.57 in 2003 from HK$6.65 in 2002, and the average fare for passengers on the Airport Express decreased by 5.1% to HK$62.07 in 2003 from HK$65.43 in 2002. The decrease in average fares on the MTR Lines was primarily due to fare promotions and concessions. The decrease in average fares on the Airport Express was primarily due to a higher proportional usage of the Airport Express by airport workers who benefit from fare concessions following a significant decrease in tourist arrivals as a result of the SARS outbreak.

In 2004, the Company’s overall patronage increased by 8.3% to 842 million passengers, primarily due to a continued recovery from the effects of the SARS outbreak in early 2003 and the continued recovery of the economy in 2004, with patronage on both the MTR Lines and the Airport Express rising steadily throughout 2004. In addition, patronage on the MTR Lines increased due to the opening of the West Rail interchange and an increase in tourism from the Mainland of China. Average MTR Lines weekday patronage in 2004 was 2.40 million, which was an increase of 7.3% from 2003. Average Airport Express daily patronage in 2004 was approximately 22,000, which was an increase of 16.6% from 2003. The average fare per passenger on the MTR Lines decreased by 1.1% to HK$6.50 in 2004 from HK$6.57 in 2003, while the average fare for passengers on the Airport Express increased by 3.5% to HK$64.25 in 2004 from HK$62.07 in 2003. The decrease in average fares on the MTR Lines was primarily due to fare promotions and concessions. The increase in the average fares on the Airport Express was primarily due to an increase in tourist arrivals following the continued economic recovery from the effects of the SARS outbreak. As a result, fare revenue for the MTR Lines increased by 7.0% to HK$5,417 million in 2004 from HK$5,064 million in 2003 and fare revenue for the Airport Express increased by 21.2% to HK$515 million in 2004 from HK$425 million in 2003.

In 2005, the Company’s overall patronage increased by 2.9% to 866 million passengers, primarily due to sustained economic growth in Hong Kong in 2005, with patronage on both the MTR Lines and the Airport Express increasing in 2005. In addition, patronage on the MTR Lines increased due to the opening of the Disneyland Resort Line and an increase in tourists. Average MTR Lines weekday patronage in 2005 was 2.50 million, which was an increase of 3.9% from 2004. Average Airport Express daily patronage in 2005 was approximately 23,300, which was an increase of 6.4% from 2004. The average fare per passenger on the MTR Lines increased by 2.6% to HK$6.67 in 2005 from HK$6.50 in 2004, while the average fare for passengers on the Airport Express increased by 2.9% to HK$66.09 in 2005 from HK$64.25 in 2004. The increase in average fares on the MTR Lines was primarily due to changes in fare promotions and concessions and the opening of the Disneyland Resort Line. The further increase in the average fares on the Airport Express was primarily due to a greater number of passengers taking longer distance journeys. As a result, fare revenue for the MTR Lines increased by 5.6% to HK$5,721 million in 2005 from HK$5,417 million in 2004 and fare revenue for the Airport Express increased by 8.9% to HK$561 million in 2005 from HK$515 million in 2004.

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

Substantially all of the Company’s depreciation charges are attributable to its railway operations. As a result, following the implementation of new railway projects, the Company’s operating profit from railway and related operations after depreciation and the operating margin from railway and related operations are typically adversely affected by the significantly higher depreciation charges. In addition, the Company’s net results are typically affected by the significant amount of interest and finance charges on its indebtedness arising from the financing of such railway projects. The implementation of new railway projects involves substantial capital expenditure and requires long periods of time to generate the necessary returns. The Company’s interest and finance charges and depreciation charges have increased significantly as a result of the commencement of operations of the Tung Chung Line and Airport Express in 1998 and the commencement of operations of the Tseung Kwan O Line in August 2002 and the Disneyland Resort Line in August 2005.

Between 2001 and 2002, the total number of passengers carried on MTR Lines increased by approximately 2.5% to 777 million from 758 million, primarily due to the opening of the Tseung Kwan O Line in 2002, and decreased by approximately 1% to 770 million in 2003 compared to 2002, primarily due to the negative effects of the SARS outbreak in early 2003. In 2004, the total number of passengers carried on the MTR Lines increased by approximately 8.3% to 834 million compared to 2003, primarily due to improvements in the Hong Kong economy in 2004 and increased patronage after the opening of the Tseung Kwan O Line in 2002 despite increased competition from bus operators. In 2005, patronage on the MTR Lines increased further by approximately 2.9% to 858 million compared to 2004, primarily due to the sustained economic growth in Hong Kong in 2005 and increased patronage after the opening of the Disneyland Resort Line in August 2005 despite increased competition from bus operators. The total number of passengers on the Airport Express decreased from 9.0 million in 2001 to 6.8 million in 2003, primarily as a result of the decrease in airport traffic that resulted from the SARS outbreak in early 2003 and the weak economic environment. In 2004, the total number of passengers on the Airport Express increased from 6.8 million in 2003 to 8.0 million, primarily due to an increase in airport passenger arrivals due to the continued recovery from the effects of the SARS outbreak in early 2003 and the continued recovery of the economy in 2004. In 2005, the total number of passengers on the Airport Express further increased to 8.5 million. The further increase in patronage on the Airport Express in 2005 was primarily due to the increase in the number of passengers traveling to or from the Hong Kong International Airport.

Operating profit from railway and related operations before depreciation increased from HK$3,733 million (as restated) in 2003 to HK$4,529 million (as restated) in 2004. This increase was primarily due to: (i) an increase in fare revenue, (ii) an increase in station commercial and other revenue, (iii) an increase in rental and management income, (iv) a decrease in other expenses due to a write-back of a deficit on revaluation of self-occupied office land and buildings and (v) a decrease in staff costs and related expenses, which was partially offset by an increase in project study and business development expenses, as well as an increase in repairs and maintenance and operational rent and rates. As a result, the Company’s operating margin from railway and related operations (operating profit from railway and related operations before depreciation divided by revenue) increased to 54.2% (as restated) in 2004 from 49.2% (as restated) in 2003. Operating profit from railway and related operations before depreciation increased from HK$4,529 million (as restated) in 2004 to HK$5,101 million in 2005. This increase was primarily due to: (i) an increase in fare revenue, (ii) an increase in station commercial and other revenue, and (iii) an increase in rental and management income, which was partially offset by an increase in operating expenses before depreciation comprised primarily of (i) increases in staff costs and related expenses, (ii) increases in operational rent and rates, (iii) increases in expenses relating to station commercial and other businesses, and (iv) increases in general and administration expenses. As a result, the Company’s operating margin from railway and related operations (operating profit from railway and related operations before depreciation divided by revenue) increased to 55.7% in 2005 from 54.2% (as restated) in 2004.

In conjunction with its railway construction activities, the Company has been involved in the development of residential and commercial properties above and adjacent to MTR stations and depots under agreements with various property developers. Property development has historically produced significant profits for the Company which it has used to supplement associated railway returns, thereby contributing to an improved rate of return on the investment cost of constructing new railway projects. The amount and timing of property development profits have been largely driven by the scale and progress of various property developments associated with new railway projects with which the Company has been involved as well as the state of the property market in Hong Kong. There can be no assurance, however, with respect to the future trends of such revenues, which will be heavily dependent on market conditions. The Company was granted significant rights to develop additional properties in connection with the construction of the Tung Chung Line, the Airport Express and the Tseung Kwan O Line, and is currently involved in the process of developing such properties with third-party developers. See Item 4, “Information on the Company — Business Overview — Property Development”. In cases where payments received from developers exceed the related expenditures incurred by the Company, such excess is recorded as deferred income. See Notes 19 and 38 of Notes to the Financial Statements.

The Company’s principal railway operating costs are depreciation costs, staff costs and related expenses, energy and utilities costs and repairs and maintenance costs, which accounted for approximately 46%, 29%, 10% and 9%, respectively, of total railway operating expenses in 2005. In addition, the Company’s rapidly expanding consultancy service activities have resulted in significant expenses relating to station commercial and other businesses, which totaled HK$358 million and accounted for approximately 6% of total operating expenses from railway and related operations in 2005. The Company’s staff costs are influenced by inflation, labor productivity, the relative supply and demand for labor in Hong Kong and other factors. Energy costs are influenced by car miles operated, asset efficiency, market prices for coal, electricity tariffs and other factors.

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

On June 25, 2002, the Government awarded the proposed Shatin to Central Link railway project to KCRC. The Shatin to Central Link is currently expected to be completed in 2013, subject to the Government’s agreement. Upon completion of the Shatin to Central Link, operation of the Shatin to Central Link by KCRC is expected to result in a decrease in the Company’s revenues and may have a material adverse effect on the Company’s results of operation, unless the Possible Rail Merger is implemented on terms substantially similar to the terms set forth in the Non-Binding MOU. However, there is no assurance whether and on which terms the Possible Rail Merger will be implemented. See Item 3, “Key Information — Risk Factors — Risks relating to the Company and its Business” and Item 4, “Information on the Company — History and Development of the Company — Recent Developments — Possible Rail Merger”.

The following table sets forth the Group’s operating profit from railway and related operations before depreciation and operating profit after depreciation but before interest and finance charges for the periods indicated.

	Year Ended December 31,
	2003(1)			2004(1)			2005(2)			2005(2)
	(in millions, except percentages)
Operating profit from railway and related operations before depreciation(3)
Railway(4)	HK$	2,177	58.3%	HK$	2,632	58.1%	HK$	2,826	55.4%	US$	365
Station commercial and other revenue		766	20.5%		996	22.0%		1,197	23.5%		154
Rental and management income		790	21.2%		901	19.9%		1,078	21.1%		139

	HK$	3,733	100.0%	HK$	4,529	100.0%	HK$	5,101	100.0%	US$	658

Operating profit/(loss) after depreciation and before interest and finance charges(5)
Railway(4)	HK$	(98)	(1.5)%	HK$	254	3.9%	HK$	274	3.2%	US$	35
Station commercial and other revenue		657	9.8%		879	13.3%		1,071	12.5%		138
Rental and management income		786	11.7%		897	13.6%		1,074	12.5%		139
Property development		5,369	80.0%		4,568	69.2%		6,145	71.8%		793

	HK$	6,714	100.0%	HK$	6,598	100.0%	HK$	8,564	100.0%	US$	1,105

(1)	Due to the retrospective adoption of certain new HKFRS effective January 1, 2005, restatement of the 2003 and 2004 financial data was necessary. See Note 3 of Notes to the Financial Statements.
(2)	Includes operating profit and depreciation from the Disneyland Resort Line since August 1, 2005.
(3)	Depreciation was HK$2,388 million in 2003, HK$2,499 million in 2004, and HK$2,682 million in 2005.
(4)	Includes unallocated corporate expenses.
(5)	Interest and finance charges were HK$1,539 million in 2003, HK$1,450 million in 2004, and HK$1,361 million in 2005.

Adoption of New Hong Kong Financial Reporting Standards and Restatement of Previously Reported Financial Information

On January 1, 2005, new Hong Kong Financial Reporting Standards came into effect. The Company has adopted such new financial reporting standards, insofar as they are pertinent to the Company’s operations.

The new financial reporting standards adopted by the Company do not have a material impact on the Financial Statements, except for Hong Kong Accounting Standard 40, “Investment Property” (“HKAS 40”), HK(SIC) — Int 21, “Income Taxes — Recovery of Revalued Non-Depreciable Assets”, Hong Kong Accounting Standard 17, “Leases” (“HKAS 17”), and Hong Kong Accounting Standards 32 and 39 on financial instruments (“HKAS 32 and HKAS 39”). HKAS 40 requires that all revaluation gains and losses of investment properties be recognized as income or expense in the income statement subject to provision of income tax required under the new HK(SIC) — Int 21. Whereas under the previous accounting standard, the gross change on investment property revaluation was recognized in the revaluation reserve account on a portfolio basis and deferred tax arising from revaluation of the investment properties was not provided on the basis that the recovery of the carrying amount would be through sale in which the tax rate is zero. Moreover, while leasehold interests in land were previously accounted for as finance leases and were stated at cost or valuation less accumulated depreciation, HKAS 17 requires that (i) land premium paid for distinguishable leasehold land (i.e., where the fair value of the interest in any building situated on the leasehold land can be measured separately from the fair value of the leasehold interest in the land) be accounted for as an operating lease and be amortized over the remaining lease term and (ii) indistinguishable leasehold land and building be regarded as one single finance lease and stated at valuation less accumulated depreciation. HKAS 32 and HKAS 39 require that after January 1, 2005 all financial instruments that the Group is using to hedge interest rate and currency risks of its borrowings must be marked to market, subject to meeting the requirements to qualify for hedge accounting. Those underlying financial liabilities, such as loans that are designated as hedged items for fair value hedges, have been revalued at their fair values with corresponding adjustments made to their carrying amounts on the balance sheet. Depending on the type of hedging relationship, subsequent changes in fair value of derivatives and hedged items are to be charged to the profit and loss account or directly taken to hedging reserve.

Except for HKAS 32 and HKAS 39, which have been adopted prospectively as of January 1, 2005, all of the new financial reporting standards were adopted retrospectively and resulted in restatement of the financial statements as of and for the years ended December 31, 2003 and 2004. This restatement resulted in an increase of net profits for the years ended December 31, 2003 and 2004 by HK$228 million and HK$2,047 million to HK$4,678 million and HK$6,543 million respectively. However, since all of the new financial reporting standards adopted by the Company relate to non-cash items, the adoption by the Company of these accounting standards has not had an impact on its cash flows. Please see Note 3 of Notes the Financial Statements for a more detailed discussion relating to the adoption by the Company of the new financial reporting standards and their impact on the Financial Statements.

Critical Accounting Policies

The preparation of financial statements requires the Company’s management to make decisions based upon estimates, assumptions and factors that it considers relevant to the circumstances. The Company believes that of its principal accounting policies, as set forth in Note 2 to the Financial Statements, the following may involve a higher degree of judgment and estimation.

Valuation of Investment Properties

The valuation of investment properties under Hong Kong GAAP requires management’s input of assumptions relevant to the valuations. The Group conducts annual and interim revaluation of its investment properties by independent professionally qualified valuers based on these assumptions agreed with the valuers prior to the valuations.

Income Tax

Certain treatments adopted by the Company in its tax returns in the past years are yet to be finalized with the Hong Kong Inland Revenue Department. In assessing its current and deferred taxation in the accounts, the Company has followed the same tax treatments it has adopted in those tax returns, which may differ materially from the final outcome of the assessment in due course.

Estimated Useful Life and Depreciation of Property, Plant and Equipment

The Company estimates the useful lives of the various categories of property, plant and equipment on the basis of their design lives, the planned asset maintenance program and actual usage experience. Depreciation is calculated using the straight-line method at rates sufficient to write off their cost or valuation over their estimated useful lives. The estimated useful lives are reviewed annually in the light of actual asset condition, usage experience and the current asset replacement program. The depreciation charge for current and future periods is adjusted if there are significant changes from previous estimates. In 2003, the review resulted in changes in the estimated useful lives of certain categories of assets with an overall reduction in annual depreciation expenses of HK$232 million. However, the reviews in 2004 and 2005 did not result in material changes to the estimated useful lives of the Company’s assets.

The current franchise allows the Company to operate the MTR for an initial period until June 30, 2050. Pursuant to the terms stipulated in the Operating Agreement, the Company considers that it has the legal right to extend the franchise for further periods of 50 years, upon expiry of each franchise term. See Note 50A(vi) of Notes to the Financial Statements. The Group’s depreciation policies in respect of certain assets’ lives, such as tunnel, underground and overhead structures and station structures which extend beyond 2050 are relied on this basis.

Impairment of Long-lived Assets

The Company reviews its long-lived assets, including property, plant and equipment, construction and development in progress, and investments for impairment at each balance sheet date to identify indications that the carrying amount of the assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the recoverable amounts of the assets. In analyzing potential impairment, the Company uses projections of future cash flows from the assets. These projections are based on the management’s view of the assignment of a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Of all the Company’s impairment assessments conducted in past years, none of the assets reviewed had any indication for material reduction in their recoverable amounts and hence no asset impairment provision has been provided so far.

Properties Held for Sale

When the Company receives properties as profit distribution from a development project and holds them for sale, those properties are stated in the balance sheet at the lower of cost, which is deemed to be their net realizable value upon receipt, or their net realizable value at the balance sheet date. Net realizable value represents the estimated selling price less costs to be incurred in selling the properties. It is the Company’s policy to conduct an assessment on the estimated selling prices of its properties held for sale by an external property valuer at each balance sheet date. However, depending on actual market conditions, the actual net realizable value may differ materially from the amounts stated in the balance sheet.

Project Provisions

The Company establishes project provisions for the settlement of estimated claims that may arise under various contracts due to time delays, additional costs or other unforeseen circumstances common to major construction contracts. The Company capitalizes the project provisions as part of the assets upon completion of the project. The claims provisions are estimated based on an assessment of the Company’s liabilities under each contract by professionally qualified personnel. The actual settlement, however, may differ materially from the claims provision. The Company has been adopting a prudent approach in the assessment of claim provisions for its major capital projects. This is supported by the adequate but not excessive coverage of project provisions compared to actual claim settlements for all major construction projects in recent years, including the Airport Railway, Tseung Kwan O Extension, Quarry Bay Congestion Relief Works, Disneyland Resort Line and other operational improvement works. For the three-year period ended December 31, 2005, the Company has not had any significant adjustments to project provisions.

Pensions Costs

The determination of the Company’s obligation and expense for the defined benefit element of the Company’s retirement scheme is dependent on certain assumptions and factors. These include assumptions about the discount rate, rate of future compensation increases, long-term expected return on plan assets and the actuarial valuation methodology adopted. See Note 44 of Notes to the Financial Statements. In determining these assumptions, management judgments and estimates are involved. When considering the expected investment return, it is necessary to look not only at returns on the existing assets, but also at the future returns expected on existing assets and contributions paid in the future. As to the level of salary increase, the assumption made relates to the total rate of salary escalation inclusive of the average expected increase, scale increments and promotions over the next ten to fifteen years. In addition, the Company’s actuarial consultants also use factors to estimate items such as expected rates of mortality, turnover and retirement age. However, the assumptions and factors used by the Company may differ materially from actual results due to changing market and economic conditions, earlier or later retirement ages or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension obligation or expense recorded by the Company.

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

Revenue Recognition on Property Development

Property development profits arising from upfront payments and distributions-in-kind are recognized during construction of the property on a percentage-of-completion basis under US GAAP. See Note 52A of Notes to the Financial Statements. Under these circumstances, determination of the percentage of work completed for profit recognition purposes requires management’s evaluation of the estimated total project costs to completion, fair value of the distributions-in-kind, and the exercise of judgment in respect of work completed as of each balance sheet date.

Operating Results

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue increased by 9.6% to HK$9,153 million (US$1,181 million) in 2005 from HK$8,351 million in 2004. This increase was primarily due to an increase in fare revenue on both the MTR Lines and Airport Express, as well as an increase in station commercial and other revenue and rental and management income.

Total fare revenue increased by 5.9% to HK$6,282 million (US$810 million) in 2005 from HK$5,932 million in 2004. In particular, fare revenue for the MTR Lines increased by 5.6% to HK$5,721 million in 2005 from HK$5,417 million in 2004, while fare revenue for the Airport Express increased by 8.9% to HK$561 million from HK$515 million in 2004. These increases were principally due to an increase in patronage on both the MTR Lines and the Airport Express and due to an increase of the average fare on both the MTR Lines and the Airport Express. In particular, patronage on the MTR Lines increased by 2.9% to 858 million in 2005, primarily due to the sustained economic growth in 2005 and the opening of the Disneyland Resort Line. In addition, the average fare on the MTR Lines increased to HK$6.67 in 2005 from HK$6.50 in 2004, primarily as a result of a change in fare promotions and concessions and the opening of the Disneyland Resort Line. The increase in fare revenue from the Airport Express was primarily due to the increase in patronage by 6.0% to 8.5 million in 2005. In addition, the average fare increased to HK$66.09 in 2005 from HK$64.25 in 2004, primarily due to a greater number of passengers taking longer distance journeys.

Station commercial and other revenue (which includes advertising, kiosk rental, telecommunication, consultancy and other income) increased by 18.6% to HK$1,555 million (US$201 million) in 2005 from HK$1,311 million in 2004. This increase was mainly due to an increase in advertising income, telecommunications income, including a one-time payment by a mobile phone operator for the early termination of a mobile phone system contract, and consultancy income, as well as increases in rental income from additional kiosks as a result of station renovations.

Rental and management income increased by 18.8% to HK$1,316 million (US$170 million) in 2005 from HK$1,108 million in 2004. This increase was primarily due to an increase in rental income related to the opening of a new shopping center and the full-year effect of office and car park rental income at Two International Finance Centre, increased rental income from several other properties resulting from higher rental renewal rates, as well as revenue from property management resulting from an expansion of the managed portfolio.

Total operating expenses increased by 6.0% to HK$4,052 million (US$523 million) in 2005, from HK$3,822 million (as restated) in 2004. This increase was primarily due to increases in staff costs and related expenses to HK$1,614 million in 2005 from HK$1,546 million (as restated) in 2004 resulting from new staffing requirements in connection with the network expansion, increases in salary and special discretionary awards, increases in operational rent and rates, increases in expenses relating to station commercial and other businesses in line with increases in business activity, increases in general and administration expenses primarily attributable to an increase in consultancy fees incurred in connection with various business strategy and efficiency improvement studies, and a HK$69 million write-back of a revaluation deficit of self-occupied properties in 2004 which had contributed to a reduction in operating expenses in 2004. This increase was partially offset by decreases in project study and business development expenses as a result of the write-off of certain project study expenses relating to the Tseung Kwan O Line further extension capital works and South Island Line and West Island Line extension projects in 2004, and the effect of a new accounting treatment, pursuant to which, effective January 1, 2005, rail repairs and replacement costs are capitalized as fixed assets on the balance sheet thereby reducing operating expenses by HK$45 million in 2005 and increasing depreciation expenses by HK$75 million in 2005.

As a result of the foregoing, operating profit from railway and related operations before depreciation increased by 12.6% to HK$5,101 million (US$658 million) in 2005 from HK$4,529 million (as restated) in 2004. The operating margin from railway and related operations (operating profit from railway and related operations before depreciation divided by revenue) increased to 55.7% in 2005 from 54.2% (as restated) in 2004.

The Group recognized property development profits of HK$6,145 million (US$793 million) in 2005 compared to HK$4,568 million in 2004. These profits were primarily attributable to profits recognized from deferred income and sharing of profits and assets in kind in respect of certain Airport Railway developments, as well as the Group’s share of surplus from development in line with the construction and sales progress on property developments along the Airport Railway and the Tseung Kwan O Extension, including in particular the Group’s share of surplus from development of The Arch upon issuance of the occupation permit for The Arch in the second half of 2005. As a general matter, construction and sales progress for property developments may be affected by, among other factors, the prevailing conditions in the Hong Kong property market and the timing and schedule for completion of property development projects.

As a result of the foregoing, total operating profit before depreciation increased by 23.6% to HK$11,246 million (US$1,451 million) in 2005 from HK$9,097 million (as restated) in 2004.

Depreciation increased by 7.3% to HK$2,682 million (US$346 million) in 2005 from HK$2,499 million (as restated) in 2004. This increase was primarily due to the effect of a new accounting treatment, pursuant to which, effective January 1, 2005, rail repairs and replacement costs are capitalized as fixed assets on the balance sheet thereby increasing depreciation expenses by HK$75 million in 2005, the full depreciation of certain telecommunications equipment due to the early termination of a mobile system contract, the completion of the Disneyland Resort Line, as well as depreciation on new railway assets including platform screen doors and station improvement works.

As a result of the foregoing, total operating profit after depreciation and before interest and finance charges increased by 29.8% to HK$8,564 million (US$1,105 million) in 2005 compared to HK$6,598 million (as restated) in 2004.

Interest and finance charges (net of interest income) decreased by 6.1% to HK$1,361 million (US$175 million) in 2005 from HK$1,450 million in 2004. This decrease was primarily due to lower levels of borrowing, which was partially offset by an increase in interest rates in 2005, which increased the average cost of borrowing. The average interest rate paid on borrowing increased to 5.1% in 2005 from 4.7% in 2004.

As required under HKAS 40, the Group recognized a change in the fair value of investment properties of HK$2,800 million (US$361 million) in 2005 and HK$2,486 million (as restated) in 2004.

The Group’s share of profits less losses of non-controlled subsidiaries and associates decreased by 76.9% to HK$9 million (US$1 million) in 2005 from HK$39 million (as restated) in 2004, primarily as a result of the Group’s share in the net losses of associates in 2005, which partially offset the Group’s share of Octopus Holdings Limited’s net profit, which increased by 2.6% to HK$40 million (US$5 million) in 2005 from HK$39 million (as restated) in 2004. This increase was primarily due to an increase in transaction fee revenue resulting from an increase in transaction volume due to new Octopus applications.

As a result of the foregoing, total operating profit before taxation increased by 30.5% to HK$10,012 million (US$1,292 million) in 2005 from HK$7,673 million (as restated) in 2004.

Income tax expenses increased by 37.1% to HK$1,549 million (US$200 million) in 2005 from HK$1,130 million (as restated) in 2004. Income tax was higher in 2005, mainly due to higher deferred tax expense on the change in fair value of investment properties and taxable property development profits in 2005. See Note 12 of Notes to the Financial Statements.

No provision for current Hong Kong Profits Tax has been made, as the Company and its subsidiaries either had substantial accumulated tax losses brought forward which are available for set off against current year’s assessable profits or have sustained tax losses as of year end. As of December 31, 2005, the Company had substantial accumulated tax losses carried forward totaling approximately HK$20 billion (US$3 billion) available for set-off against future assessable profits.

As a result of the foregoing, the Group had a net profit of HK$8,463 million (US$1,092 million) in 2005, compared to HK$6,543 million (as restated) in 2004, with a net profit attributable to equity shareholders of HK$8,450 million (US$1,090 million) in 2005, compared to HK$6,543 million (as restated) in 2004.

The Company paid an interim dividend of HK$764 million (US$99 million), or HK$0.14 per share, on October 27, 2005. A final dividend for 2005 of HK$1,535 million (US$198 million), or HK$0.28 per share, was approved by the Company’s shareholders at the annual general meeting on June 8, 2006. The interim dividend included a scrip alternative for shareholders with Hong Kong addresses, whereas the final dividend includes a scrip alternative for all shareholders (except shareholders with registered addresses in the United States of America or any of its territories or possessions). The scrip alternative allows shareholders to receive all or a portion of their dividend in shares as opposed to cash. In order to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash, the Government elected to receive a portion of its entitlement in scrip form.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue increased by 10.0% to HK$8,351 million in 2004 from HK$7,594 million in 2003. This increase was primarily due to an increase in fare revenue on both the MTR Lines and Airport Express, as well as an increase in station commercial and other revenue and rental and management income.

Total fare revenue increased by 8.1% to HK$5,932 million in 2004 from HK$5,489 million in 2003. In particular, fare revenue for the MTR Lines increased by 7.0% to HK$5,417 million in 2004 from HK$5,064 million in 2003, while fare revenue for the Airport Express increased by 21.2% to HK$515 million from HK$425 million in 2003. These increases were principally due to an increase in patronage on both the MTR Lines, including in particular an increase in tourist arrivals from the Mainland of China, and the Airport Express primarily resulting from the continued economic recovery from the effects of the SARS outbreak. However, as a result of fare promotions and concessions on the MTR Lines, the average fare decreased to HK$6.50 in 2004 from HK$6.57 in 2003. The increase in fare revenue from the Airport Express was primarily due to the increase in patronage. In addition, the average fare increased to HK$64.25 in 2004 from HK$62.07 in 2003, primarily due to the rebound in tourist arrivals following the continued economic recovery from the effects of the SARS outbreak.

Station commercial and other revenue (which includes advertising, kiosk rental, telecommunication, consultancy and other income) increased by 17.4% to HK$1,311 million in 2004 from HK$1,117 million in 2003. This increase was mainly due to an increase in advertising income, telecommunications income, and consultancy income, as well as increases in rental income from additional kiosks as a result of station renovations.

Rental and management income increased by 12.1% to HK$1,108 million in 2004 from HK$988 million in 2003. This increase was primarily due to an increase in rental income related to the full-year operation of Two International Finance Centre, increased rental income from several other properties resulting from higher rental renewal rates and the discontinuance of rental concessions that the Company had granted to certain tenants to mitigate the adverse effects of the SARS outbreak in early 2003, as well as revenue from property management resulting from an expansion of the managed portfolio.

Total operating expenses decreased by 1.0% to HK$3,822 million (as restated) in 2004, from HK$3,861 million (as restated) in 2003. This decrease was primarily due to a reduction in operating expenses including a HK$69 million write-back of a revaluation deficit of self-occupied properties, a reduction in staff costs and related expenses to HK$1,546 million (as restated) in 2004 from HK$1,643 million in 2003 resulting from continued cost control measures and reductions in pension expenses, as well as decreases in expenses related to station commercial and other businesses, including consultancy service expenses. This was partially offset by increases in certain project study expenses relating to the Tseung Kwan O Line further extension capital works and South Island Line and West Island Line extension projects, increases in new business development expenses relating to studies on potential investment projects in the Mainland of China and Europe, increases in operational rents and rates due to a refund of operational rates in 2003, and higher maintenance costs resulting from the expiration of warranty periods in respect of most of the assets of the Tseung Kwan O Line.

As a result of the foregoing, operating profit from railway and related operations before depreciation increased by 21.3% to HK$4,529 million (as restated) in 2004 from HK$3,733 million (as restated) in 2003. The operating margin from railway and related operations (operating profit from railway and related operations before depreciation divided by revenue) increased to 54.2% (as restated) in 2004 from 49.2% (as restated) in 2003.

The Group recognized property development profits of HK$4,568 million in 2004 compared to HK$5,369 million in 2003. These profits were primarily attributable to profits recognized from deferred income and sharing of profits and assets in kind in respect of certain Airport Railway developments, including the recognition of a net profit of HK$1,008 million in respect of a retail shell structure at Kowloon station, as well as the Group’s share of surplus from development in line with the construction and sales progress on property developments along the Airport Railway and the Tseung Kwan O Extension. As a general matter, construction and sales progress for property developments may be affected by, among other factors, the prevailing conditions in the Hong Kong property market and the timing and schedule for completion of property development projects.

As a result of the foregoing, total operating profit before depreciation decreased marginally by less than 0.1% to HK$9,097 million (as restated) in 2004 from HK$9,102 million (as restated) in 2003.

Depreciation increased by 4.6% to HK$2,499 million (as restated) in 2004 from HK$2,388 million (as restated) in 2003. This increase was primarily due to the commissioning of the interchange station at Nam Cheong and the pedestrian link at Mei Foo station in December 2003, as well as depreciation on new railway assets including platform screen doors and station improvement works.

As a result of the foregoing, total operating profit after depreciation and before interest and finance charges decreased by 1.7% to HK$6,598 million (as restated) in 2004 compared to HK$6,714 million in 2003.

Interest and finance charges (net of interest income) decreased by 5.8% to HK$1,450 million in 2004 from HK$1,539 million in 2003. This decrease was primarily due to lower interest rates in 2004, which reduced the average cost of borrowing, as well as lower levels of borrowing. The average interest rate paid on borrowing decreased to 4.7% in 2004 from 5.1% in 2003.

As required under HKAS 40, the Group recognized a change in the fair value of investment properties of HK$2,486 million (as restated) in 2004 and HK$276 million (as restated) in 2003.

The Group’s share of Octopus Cards Limited’s net profit increased by 77.3% to HK$39 million (as restated) in 2004 from HK$22 million (as restated) in 2003. This increase was primarily due to an increase in transaction fee revenue resulting from an increase in transaction volume due to new Octopus applications and an increase of the individual transaction fees due to a change in the calculation method of individual transaction fees.

As a result of the foregoing, total operating profit before taxation increased to HK$7,673 million (as restated) in 2004 from HK$5,473 million (as restated) in 2003.

The Company recognized HK$1,130 million (as restated) of income tax in 2004, compared to HK$795 million (as restated) in 2003. Income tax was higher in 2004, mainly due to higher deferred tax expense on the change in fair value of investment properties and taxable property development profits in 2004, which was partially offset by the prior year effect of a deferred tax adjustment of HK$300 million upon an increase in the profits tax rate in 2003. See Note 12 of Notes to the Financial Statements.

No provision for current Hong Kong Profits Tax has been made, as the Company and its subsidiaries either had substantial accumulated tax losses brought forward which are available for set off against current year’s assessable profits or have sustained tax losses as of year end. As of December 31, 2004, the Company had substantial accumulated tax losses carried forward totaling approximately HK$24 billion available for set-off against future assessable profits.

As a result of the foregoing, the Group had a net profit attributable to equity shareholders of HK$6,543 million (as restated) in 2004, compared to HK$4,678 million (as restated) in 2003.

The Company paid an interim dividend of HK$750 million, or HK$0.14 per share, on October 28, 2004. A final dividend for 2004 of HK$1,509 million, or HK$0.28 per share, was approved by the Company’s shareholders at the annual general meeting on June 2, 2005. Both the interim dividend and the final dividend include a scrip alternative for shareholders with Hong Kong addresses, which allows such shareholders to receive all or a portion of their dividend in shares as opposed to cash. In order to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash, the Government elected to receive a portion of its entitlement in scrip form. Furthermore, pursuant to the financing arrangement under the Disneyland Resort Line Project Agreement, the Government waived a total of HK$37 million cash dividends declared and payable by the Company to the Government in respect of 2004. See Item 4, “Information on the Company — Capital Expenditures and Divestitures — Completed and Ongoing Projects — Disneyland Resort Line”.

Inflation and Fares

From 1995 until 1998, the Company increased its scheduled fares roughly in line with inflation. The average annual fare increase from 1979, when the MTR became operational, until the end of 2005 has been 5.2%, which is approximately equal to the average annual increase in the Consumer Price Index (A) for the same period but lower than the average Hong Kong payroll index increase of 9.2% for the same period. In light of the unfavorable economic conditions prevailing in Hong Kong during 1998, the Company decided to forgo a fare increase. Due to the continued economic downturn and the general deflationary environment in Hong Kong, the Company maintained the same general fare from 1999 through 2005 for the MTR Lines. The introductionary promotional discount for the Airport Express was discontinued entirely on July 1, 2001. The Company did not increase fares in 2003, 2004 and 2005. See Item 4, “Information on the Company — Business Overview — Railway Operations — Fares”.

Liquidity and Capital Resources

The Group has outstanding capital commitments and plans for capital expenditures to upgrade and replace assets used in connection with the existing MTR network. See “— Capital Requirements”, “— Capital Resources”, and Item 4, “Information on the Company — Capital Expenditures and Divestitures”.

Capital Requirements

As of December 31, 2005, the Group had an aggregate of approximately HK$2.1 billion (US$0.3 billion) in outstanding contracted commitments for capital expenditures primarily relating to the operations of the current MTR network and the construction of the property development projects and Shenzhen Line 4 project. See “— Capital Resources” and Item 4, “Information on the Company — Capital Expenditures and Divestitures”.

On November 19, 2003, following the enactment of the Tung Chung Cable Car Ordinance in June 2003, the Company entered into a formal project agreement with the Government to develop, on a build, operate and transfer basis, a cable car system to link Tung Chung with Ngong Ping, site of the Po Lin Monastery and the statue of Buddha under a franchise granted by the Government for a period of 30 years commencing on December 24, 2003. The Tung Chung Cable Car project is budgeted to cost approximately HK$1.2 billion and is expected to commence operations in the second half of 2006. In addition, the total costs of works ancillary to the Tung Chung Cable Car project to be performed by the Company on behalf of the Government under entrustment agreements are approximately HK$60 million and will be funded by the Government. The Company had cumulative expenditures of HK$137 million as of December 31, 2003, HK$444 million as of December 31, 2004 and HK$933 million as of December 31, 2005 on this project and had authorized outstanding commitments on contracts related to this project totaling HK$25 million as of December 31, 2005. See Item 4, “Information on the Company — Capital Expenditures and Divestitures — Completed and Ongoing Projects — Tung Chung Cable Car”.

On January 21, 2003, the Government requested the Company to proceed with the planning on the first phase of the West Island Line and the South Island Line. The estimated costs, commercial feasibility, construction schedules and funding methods for the proposed West Island Line, South Island Line (East) and South Island Line (West) are currently under discussion with the Government. See Item 4, “Information on the Company — Capital Expenditures and Divestitures — Potential Future Extension Projects — West Island Line and South Island Line”.

The Company is currently undertaking the concept design for the second phase of the Tseung Kwan O Depot, to allow the structural shell to be constructed as part of the Area 86 property development, as required by the development program. The need to put the second phase of the Tseung Kwan O Depot into service is not expected until some time in the future, following the completion of the North Island Link.

In February 2005, detailed designs commenced for a new station, the Tseung Kwan O South station, which will be located within Area 86 Tseung Kwan O. The construction contract was awarded in early June 2006 and the station is expected to be completed in March 2009 at currently estimated costs of approximately HK$1 billion.

On February 6, 2005, MTR Beijing, a wholly-owned subsidiary of the Company entered into a contract with two partners, BIIC, an entity wholly owned by the Beijing Municipal Government, and BCG, an entity controlled by the Beijing Municipal Government, to form a joint venture to participate in the form of a public-private partnership for the construction and operation of the proposed Beijing Metro Line 4, a 17.8 mile underground metro line which will be the main north-south traffic line of Beijing City. Following the approval of the concession agreement by the National Development and Reform Commission of the PRC in September 2005, the establishment of the public-private partnership was completed with its business license received on January 16, 2006. On April 12, 2006, BMCL, the joint venture company established by the Company, BIIC and BCG, officially signed the concession agreement for Beijing Metro Line 4 with the Beijing Municipal Government. Beijing Metro Line 4 is currently scheduled to open for service in 2009. The concession agreement has a term of 30 years, after which ownership of Beijing Metro Line 4 will revert to the Beijing Municipal Government. The total investment for the Beijing Metro Line 4 project is expected to be approximately Renminbi 15.3 billion (equivalent to HK$14.7 billion at an assumed exchange rate of HK$0.9613 to Renminbi 1.00 as of December 31, 2005), 70% of which will be funded by the Beijing Municipal Government. BMCL, the public-private partnership is expected to invest approximately Renminbi 4.6 billion (HK$4.4 billion at an assumed exchange rate of HK$0.9613 to Renminbi 1.00 as of December 31, 2005), approximately 70% of which are being financed through non-recourse bank loans. In particular, in August and September 2005 BMCL through its joint venture partners obtained commitments of two non-recourse bank loans in the aggregate amount of Renminbi 3.2 billion (HK$3.1 billion at an assumed exchange rate of HK$0.9613 to Renminbi 1.00 as of December 31, 2005), representing approximately 70% of its expected investment. Loan agreements for these two loans were signed in April 2006. As of May 31, 2006, no drawdowns under any of these loans have been made. The Company, through MTR Beijing, and BCG each owns 49% of BMCL, with BIIC holding the remaining 2%. The Company expects its equity investment through MTR Beijing in BMCL will total approximately Renminbi 676 million (HK$650 million at an assumed exchange rate of HK$0.9613 to Renminbi 1.00 as of December 31, 2005).

On February 8, 2005, the Company and City Investments Limited entered into an agreement for the development of the first property development package at Area 86, Tseung Kwan O (where the Tseung Kwan O depot is and the future Tseung Kwan O South station will be situated). While the property developers had been responsible for paying all land premium to the Government in other property development projects undertaken by the Company in the past, the Company has agreed under the development agreement for this project to pay half of the land premium, or approximately HK$1,160 million, for this site to encourage more competitive tenders. The Company has paid the land premium in 2005. This property development package is expected to be completed in 2009.

On May 26, 2005, MTR Shenzhen, a wholly-owned subsidiary of the Company, initialled a concession agreement with the Shenzhen Municipal Government under which MTR Shenzhen will have the right to construct Phase 2 of Line 4 of the Shenzhen metro system, as well as to operate the whole of Line 4 and to use the facilities of Phase 1 of Line 4, for a term of 30 years. The concession agreement also provides that MTR Shenzhen will acquire property development rights from the Shenzhen Municipal Government along Line 4 with an aggregate gross floor area of 31.2 million square feet. The entire Line 4, which is currently expected to become operational in the period between the end of 2009 and early 2010, will be operated by MTR Shenzhen for a term of 30 years from the date of commencement of service, after which ownership of Phase 2 of Line 4 will revert to the Shenzhen Municipal Government.

The Company will initially hold a 100% equity interest in MTR Shenzhen, and is committed to holding directly or indirectly at least a 51% equity interest for the duration of the project. The total investment for this project is expected to be approximately Renminbi 6 billion (equivalent to HK$5.8 billion at an assumed exchange rate of HK$0.9613 to Renminbi 1.00 as of December 31, 2005). Approximately 40% of the total project investment will be funded through an equity investment by the Company in MTR Shenzhen, which will have a registered capital of approximately Renminbi 2.4 billion (equivalent to HK$2.3 billion at an assumed exchange rate of HK$0.9613 to Renminbi 1.00 as of December 31, 2005), and the balance of the project costs will be funded through non-recourse bank loans denominated in Renminbi. In June 2005, MTR Shenzhen secured a non-recourse bank loan in the aggregate amount of Renminbi 3.6 billion (HK$3.5 billion at an assumed exchange rate of HK$0.9613 to Renminbi 1.00 as of December 31, 2005) representing approximately 60% of the total expected project investment. The concession agreement is subject to approval by the National Development and Reform Commission of the PRC.

On February 1, 2006, the Company and Rich Asia Investments Limited, a majority-owned subsidiary of Cheung Kong (Holdings) Limited, entered into an agreement for the development of the second property development package at Area 86, Tseung Kwan O (where the Tseung Kwan O depot is and the future Tseung Kwan O South station will be situated). While the property developers had been responsible for paying all land premium to the Government in other property development projects undertaken by the Company in the past, except for the first property development package at Area 86, Tseung Kwan O described above, the Company has agreed under the development agreement for this project to extend a HK$4 billion interest free loan to the developer in return for an increased sharing in kind of the development. The interest free loan was extended to the developer in April 2006. This property development package is expected to be completed by 2010.

In January 2006, the Company, through two wholly-owned subsidiaries, entered into a long-term lease agreement with a lease term up to 47 years for the operation and management of a shopping centre in Beijing. The shopping centre has a gross floor area of about 333,684 square feet. Annual lease payments are approximately Renminbi 50 million (equivalent to HK$48 million at an assumed exchange rate of HK$0.9613 to Renminbi 1.00 as of December 31, 2005) for the first five years of the lease during which the Company, through its two wholly-owned subsidiaries, has the right to acquire the shopping centre at a pre-determined price.

Taking into account the maintenance and upgrade of the existing lines, the refurbishment costs for property developments, including Telford Plaza, and the construction costs to be contributed by the Company in relation to the Shenzhen Metro Line 4, the equity investment for Beijing Metro Line 4 in BMCL, the Company’s currently committed capital expenditure program for the three years between 2006 and 2008 is estimated to total HK$12.6 billion. Of this estimated total amount, approximately HK$5.1 billion are currently projected for railway projects, approximately HK$2.1 billion are currently projected for property investment in Hong Kong and approximately HK$5.4 billion are currently projected for overseas projects.

The Group has entered into certain foreign exchange forward contracts with respect to the majority of foreign currency obligations under past and currently outstanding construction and consultancy contracts, and expects to enter into additional foreign exchange forward contracts with respect to such obligations on future construction and consultancy contracts as well as international investments if such contracts are available on commercially reasonable terms.

The Group’s outstanding indebtedness, as of December 31, 2005, was HK$28,264 million (US$3,645 million) and HK$28,674 million (US$3,698 million) in carrying amount and amount repayable at maturity, respectively. For the year ended December 31, 2005, the Group’s principal repayments of outstanding indebtedness amounted to approximately HK$7,010 million (US$904 million). Principal repayment obligations with respect to indebtedness outstanding (including finance leases) as of December 31, 2005 in each year through 2009 and thereafter are set forth below:

	2006		2007		2008		2009		Thereafter
	(in millions)
Principal repayment obligations as of December 31, 2005	HK$	3,586	HK$	747	HK$	2,547	HK$	5,910	HK$	15,884

Capital Resources

In order to meet the Group’s future capital requirements, including those for which outstanding commitments have been made, the Group expects to rely principally upon funds provided by operations, profits from property developments and debt financing.

Operations. The Group expects to obtain a portion of its capital requirements from funds provided by operations. In 2005, operating profit after depreciation (including property development profits) before interest and finance charges were HK$8,564 million. The amount of funds provided by operations in the future will depend upon the Group’s operating profit before depreciation and changes in the major components of working capital, including debtors, creditors, accrued expenses and provisions and losses on asset dispositions. See “— Overview”.

Property Developments. The Group may obtain a portion of its capital requirements from funds provided by its property development activities, including upfront payments from property developers and profit distributions from the sale of developed properties. The amount of funds provided by its property development activities will be heavily dependent upon the prevailing conditions in the Hong Kong property market and the timing and schedule for the completion of property development projects. Property development profits recognized in 2005 totaled HK$6,145 million. These profits were primarily attributable to profits recognized from deferred income and sharing of profits and assets in kind in respect of certain Airport Railway developments, as well as the Group’s share of surplus from development in line with the construction and sales progress on property developments along the Airport Railway and the Tseung Kwan O Extension.

Debt Financing. The Group also expects to fund a portion of its capital requirements through debt financing. The amount of indebtedness that the Group will incur will depend upon the actual cost of its capital programs, the results of its existing operations, factors affecting its interest expense, initiation of new capital investment programs and other factors. In view of the anticipated debt financings by the Group in connection with the Tung Chung Cable Car project, the equity investment in the Shenzhen Line 4 Phase 2, and the Beijing Metro Line 4, and refurbishment costs for certain property development projects, as well as the Company’s extension of a loan in the amount of HK$4 billion to the developer in relation to the second package of the Area 86 Tseung Kwan O property development project (where the Tseung Kwan O depot is and the future Tseung Kwan O South station will be situated) and capital expenditures for the existing MTR system, the Group may incur certain indebtedness in advance of when proceeds will be required, in order to facilitate a more orderly and cost effective capital raising program. The Group would use the proceeds of any such indebtedness to purchase investments which would be liquidated as funds are required. Such investments would be substantially limited to short-term bank deposits, high quality corporate instruments and government debt instruments, primarily denominated in Hong Kong Dollars.

As part of its financing program, the Group raised approximately HK$1.5 billion in 2005 through three series of long-term notes issued under its debt issuance program, comprising HK$500 million aggregate principal amount of notes with a coupon rate of 4.50% which will mature in 2015, HK$500 million aggregate principal amount of notes with a coupon rate of 4.28% which will mature in 2020, and HK$500 million aggregate principal amount of notes with a coupon rate of 4.75% which will also mature in 2020. In February 2006, the Group raised approximately HK$500 million by issuing under its debt issuance programme HK$500 million aggregate principal amount of notes with a coupon rate of 4.3% which will mature in 2008.

In addition, the Group entered into a number of new loan facilities totaling HK$3.2 billion aggregate principal amount with maturities of seven to ten years during 2005 and HK$2.6 billion with maturities of five to seven years in the first five months of 2006. As of May 31, 2006, the Group had HK$4.1 billion available under the existing committed loan facilities.

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

The Non-Binding MOU contemplates that the Company would make certain upfront payments upon effectiveness of the Possible Rail Merger as set forth in more detail under Item 4, “Information on the Company — Recent Developments — Possible Rail Merger”. If the Possible Rail Merger is in fact implemented, the Company currently expects to use internally generated cash and external borrowings to fund such payments.

Cross-Border Leasing Transaction. In March 2003, the Company and one of its subsidiaries entered into a cross-border lease out/lease back transaction (the “Leasing Transaction”) with certain institutional investors with respect to certain of its passengers cars with a total original cost of HK$2,562 million and a total net book value of HK$1,674 million as of March 31, 2003. Subject to certain events of default under the Leasing Transaction, the Group retains legal title to these assets, and there are no restrictions on the Group’s ability to utilize these assets in the operation of the railway business. As a result of the Leasing Transaction, the Group received total cash of approximately HK$3,688 million and committed to making long-term lease payments with an estimated net present value of approximately HK$3,533 million, which will be made from special-purpose accounts established by the Group. The resulting net cash amount of HK$141 million received in 2003, after deducting relevant expenses incurred by the Group in connection with the Leasing Transaction, has been recorded as deferred income and is being amortized to the Group’s profit and loss account over the relevant lease terms. In 2003, 2004 and 2005, HK$4 million, HK$5 million and HK$6 million, respectively, was amortized to the Group’s profit and loss account as income. See Note 17G and Note 38 of Notes to the Financial Statements for further details.

Liquidity

The Group’s liquidity is dependent upon its results of operations as well as the factors discussed under “— Capital Requirements” and “— Capital Resources” above. In addition, the Group’s liquidity is subject to a variety of other factors, including those relating to interest rates and rates of currency exchange discussed below.

In 2005, the Group had interest and finance charges (net of interest income and amounts capitalized) of HK$1,361 million (US$176 million). The decrease of HK$89 million in 2005 was primarily attributable to lower levels of borrowings, which was partially offset by an increase in interest rates in 2005. The weighted average interest cost on outstanding indebtedness (excluding obligations under finance leases) for 2005 was 5.1%. As of December 31, 2005, HK$18,129 million (US$2,338 million), or 65%, of the Group’s outstanding debt (excluding obligations under finance leases) bore interest at fixed rates or bore interest at floating rates, but was covered by interest rate swap agreements which fixed the interest cost to the Group. The remaining HK$9,863 million (US$1,272 million), or 35%, of the Group’s outstanding debt (excluding obligations under finance leases) bore interest at floating rates.

All outstanding long-term debt is unsecured, with maturities ranging from 2006 to 2020, and a significant portion of such debt will mature in the years 2006, 2008, 2009, 2010 and 2014.

The following table sets forth the maturity of the Group’s notes, long-term and short term loans and bank overdrafts outstanding (excluding finance leases) as of December 31, 2005:

	Notes		Long-term loans		Short-term loans and bank overdrafts
	(in millions)
During 2006	HK$	2,450	HK$	606	HK$	399
During 2007	HK$	—	HK$	606		—
During 2008	HK$	500	HK$	2,047		—
During 2009	HK$	5,834	HK$	76		—
During 2010 and thereafter	HK$	14,913	HK$	971		—

Total	HK$	23,697	HK$	4,306	HK$	399

The following table sets forth information on the Group’s material contractually obligated payments for the periods indicated as of December 31, 2005:

	Payments Due by Period
Contractual Obligations	Total		Less than 1 Year		1-3 Years		4-5 Years		More than 5 Years
	(in millions)
Long-term debt	HK$	28,003	HK$	3,056	HK$	3,153	HK$	10,794	HK$	11,000
Finance lease obligations		272		131		141		—		—
Capital lease obligations(1)		3,872		1		49		147		3,675
Operating leases		11		8		3		—		—
Equipment or other purchase obligations		339		339		—		—		—
Construction works and assets under construction(2)		1,759		1,759		—		—		—
Other interest payment obligations(3)		5,924		1,021		1,793		1,373		1,737

Total contractual cash obligations	HK$	40,180	HK$	6,315	HK$	5,139	HK$	12,314	HK$	16,412

(1)	Capital lease obligations represent all the lease payment commitments in respect of the lease-out and lease-back transaction which do not meet the definition of a liability and are not recognized as obligations on the balance sheet under Hong Kong GAAP. See Note 17G of Notes to the Financial Statements.
(2)	Settlement of construction works and assets under construction may exceed one year as payment of which is dependent on the actual progress of each contract.
(3)	Interest on floating rate borrowings has not been included as it cannot be reliably estimated. Fixed rate borrowings which have been effectively converted into floating rate borrowings by means of interest rate swaps are treated as floating rate borrowings. As of December 31, 2005, floating rate borrowings amounted to HK$9,863 million.

In addition, the Group has statutory obligations to make contributions to a defined benefit retirement scheme in accordance with the actuarial valuation as recommended by the independent actuary on an annual basis. The Group’s commitment to such scheme is approximately HK$148 million in 2006 based on an actuarially assessed statutory minimum contribution rate of 6.8% in 2006 of the estimated total payroll amount in 2006 of all the employees of the Group who are members of the scheme.

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

The Group anticipates that a portion of its future borrowings will bear interest at floating rates. Changes in prevailing market rates of interest may therefore affect the Group’s liquidity. As a result of borrowings to finance the above mentioned capital expenditures and other capital requirements, the Group’s interest and finance charges will increase in the future. An increase in interest rates or higher volatility in currency exchange rates between the Hong Kong Dollar and other currencies may increase the Group’s borrowing costs and therefore adversely affect its results of operations. The Group will continue to monitor closely the interest rate environment and the foreign exchange market. The Group’s policy is to limit its exposure to interest rate and currency fluctuations through the use of fixed rate instruments, the swapping of foreign currency obligations into Hong Kong Dollars or US Dollars and the hedging of floating rate instruments at fixed rates. The amount of the Group’s interest and finance charges will depend upon, among other factors, the impact on market conditions of substantial borrowings by the Group and other Hong Kong entities.

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

As of December 31, 2005, the Group had available undrawn committed and uncommitted credit facilities totaling HK$14,151 million (US$1,825 million), including a debt issuance program, bank loans and other credit facilities, of which undrawn committed bank loan facilities totaled HK$5,300 million (US$684 million). The Group believes that the funds available through these credit facilities, together with its available cash, cash to be generated from operations, will be sufficient to meet its projected financing needs in 2006.

Net cash inflow from operating activities was HK$5,189 million (US$669 million) in 2005, compared to HK$4,486 million in 2004 and HK$3,837 million in 2003. The increase in 2005 was primarily due to an increase in operating profit from railway and related operations before depreciation due to an increase in fare revenue, station commercial and other revenue and rental and management income, partially offset by an increase in total operating expenses. The increase in 2004 was primarily due to an increase in operating profit from railway and related operations before depreciation due to an increase in fare revenue, station commercial and other revenue and rental and management income, as well as a decrease in total operating expenses.

Net cash outflow from investing activities was HK$844 million (US$109 million) in 2005 compared to HK$547 million in 2004 and HK$1,795 million in 2003. The increase in 2005 was the result of the payment of half of the land premium for package one of the Area 86 Tseung Kwan O, increases in capital expenditures relating to the TKE project, other property development projects, and the Tung Chung Cable Car project, and lower receipts from property developers, which was partially offset by a decrease in capital expenditures relating to the Disneyland Resort Line project and the purchase of assets, lower merger study costs, higher proceeds from properties sold and proceeds from the sale of investment securities. The decrease in 2004 was mainly the result of increases in receipts from property developers, and proceeds from properties sold and a decrease in capital expenditures relating to the TKE project, which was partially offset by an increase in capital expenditure relating to the Tung Chung Cable Car project, the purchase of assets, the Disneyland Resort Line project, property development projects, and certain other capital projects and the incurrence of merger study costs and the purchase of investment securities.

Net cash outflow from financing was HK$4,258 million (US$549 million) in 2005 compared to HK$4,045 million in 2004 and HK$3,362 million in 2003. The increase in net cash outflow in 2005 compared to 2004 was primarily due to lower proceeds from the issuance of capital market instruments and increased dividend and interest payments, which was partially offset by a decrease in the repayment of loans and an increase in the drawdown of loans. The increase in net cash outflow in 2004 compared to 2003 was primarily due to increased cash dividend payments and a decrease in the drawdown of loans, which was partially offset by a decrease in interest paid and an increase in proceeds from the issuance of capital market instruments.

As of December 31, 2005, the Group had no material off-balance sheet financing arrangements and no outstanding OTC commodity contracts. The Group has, however, employed derivative instruments, such as interest rate swaps and currency swaps, to manage interest rate and foreign exchange exposures. These instruments are used solely to reduce or eliminate the financial risks associated with liabilities and not for trading or speculation purposes. See Item 11, “Quantitative and Qualitative Disclosure about Market Risk”.

US GAAP Reconciliation

The Group’s financial statements are prepared in accordance with Hong Kong GAAP, which differ in certain significant respects from US GAAP. The following table sets forth a summarized comparison of the profit attributable to equity shareholders of the Company (equivalent to “net income” under US GAAP) and total equity attributable to equity shareholders of the Company (equivalent to “shareholders’ equity” under US GAAP) in accordance with Hong Kong GAAP and US GAAP.

	For the Year Ended or as of December 31,
	2003		2004		2005		2005
	(in millions)
Net income in accordance with:

Hong Kong GAAP(1)	HK$	4,678	HK$	6,543	HK$	8,450	US$	1,090
US GAAP	HK$	1,369	HK$	3,874	HK$	5,674	US$	732
Shareholders’ equity in accordance with:

Hong Kong GAAP(1)	HK$	56,123	HK$	61,892	HK$	69,875	US$	9,012
US GAAP	HK$	47,534	HK$	50,480	HK$	55,194	US$	7,119

(1)	Due to the retrospective adoption of certain new HKFRS, restatement of the 2003 and 2004 financial data was necessary. See Note 3 of Notes to the Financial Statements.

See Note 52 of Notes to the Financial Statements for a discussion of the significant differences between Hong Kong GAAP and US GAAP as they relate to the Group.

Recent Accounting Pronouncements

Please see Notes 51 and 52P of Notes to the Financial Statements for a discussion of recent accounting pronouncements relating to Hong Kong GAAP and US GAAP.

The Company has carried out an assessment on the implications of the recent accounting pronouncements relating to Hong Kong GAAP and recent accounting pronouncements relating to US GAAP. Based on the results of such assessment, the Company does not expect that these recent accounting pronouncements will have a material effect on its Financial Statements.

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

Board of Directors

The table below shows certain information about the members of the Board of Directors as of May 31, 2006:

Members of the Board	Age	Position
Dr. Raymond K.F. Ch’ien	54	Non-Executive Chairman

C.K. Chow	55	Chief Executive Officer

Professor Yau-Kai Cheung	71	Independent non-executive Director

David G. Eldon	60	Independent non-executive Director

Edward S.T. Ho	67	Independent non-executive Director

Members of the Board	Age	Position
Chung-Hing Lo	54	Independent non-executive Director

T. Brian Stevenson	61	Independent non-executive Director

Christine M.S. Fang	47	Independent non-executive Director

Secretary for the Environment, Transport and Works, Dr. Sarah S.T. Liao	54	Non-executive Director and “additional director” appointed under section 8 of the MTR Ordinance

Commissioner for Transport, Alan C.K. Wong (1)	50	Non-executive Director and “additional director” appointed under section 8 of the MTR Ordinance

Frederick S.H. Ma	54	Non-executive Director

(1)	Effective June 18, 2005, Mr. Alan C.K. Wong succeeded Mr. Robert Charles Law Footman as Commissioner for Transport.

Non-Executive Chairman

Dr. Raymond K.F. Ch’ien, was appointed Non-Executive Chairman in July 2003. He has been a member of the Board since 1998. Dr. Ch’ien is chairman of CDC Corporation (formerly known as chinadotcom Corporation) and its subsidiary, China.com Inc (formerly known as hongkong.com Corporation). He is also non-executive chairman of HSBC Private Equity (Asia) Limited. He serves on the boards of HSBC Holdings plc, The Hongkong and Shanghai Banking Corporation Limited, Inchcape plc, Convenience Retail Asia Limited, VTech Holdings Limited and The Wharf (Holdings) Limited. Dr. Ch’ien is chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption, chairman of the Hong Kong/European Union Business Cooperation Committee, and a Hong Kong member of the APEC Business Advisory Council. In addition, Dr. Ch’ien is the honorary president and past chairman of the Federation of Hong Kong Industries. He was a member of the Executive Council of Hong Kong, then under British Administration, from 1992 to 1997, a member of the Executive Council of the Hong Kong SAR from July 1, 1997 to June 2002. Dr. Ch’ien was appointed a Justice of the Peace in 1993. He was made a Commander in the Most Excellent Order of the British Empire in 1994 and awarded the Gold Bauhinia Star medal in 1999. Dr. Ch’ien received a doctoral degree in economics from the University of Pennsylvania in 1978.

Chief Executive Officer

C.K. Chow was appointed Chief Executive Officer on December 1, 2003. He was formerly chief executive officer of Brambles Industries Ltd, a global support services company with dual listings in the United Kingdom and Australia. From 1997 to 2001, Mr. Chow was chief executive of GKN PLC, a leading engineering company based in the United Kingdom and before that, he spent 20 years with the BOC Group PLC and was appointed a director of its board and chief executive of its Gases Division in 1993. Mr. Chow is a chartered engineer. He holds Bachelor of Science and Master of Science degrees in Chemical Engineering from The University of Wisconsin and The University of California respectively. He also holds a Master of Business Administration degree from The Chinese University of Hong Kong and was a graduate of the Advanced Management Program of Harvard Business School. He was awarded an Honorary Doctor of Engineering degree by The University of Bath. Mr. Chow was knighted in the United Kingdom in 2000 for his contribution to industry. He is currently a member of the Council of the Hong Kong Institute of Certified Public Accountants, the Hong Kong Tourism Board and the Council of The Chinese University of Hong Kong. He is also a member of the general committee of the Hong Kong General Chamber of Commerce, and the Shenzhen Municipal Committee of the Chinese People’s Political Consultative Conference. Mr. Chow is a non-executive director of Standard Chartered PLC and the non-executive chairman of Standard Chartered Bank (Hong Kong) Limited.

Non-Executive Directors

Professor Yau-Kai Cheung is an independent non-executive Director and has been a member of the Board since 1999. Professor Cheung is Honorary Professor of Engineering and Special Adviser to the Vice-Chancellor of The University of Hong Kong. He was Taikoo Professor of Engineering and Acting Deputy Vice-Chancellor of The University of Hong Kong until June 30, 2000. Professor Cheung began his academic research career at the University College of Swansea, Wales. He was appointed Professor of Civil Engineering at Calgary in 1970 and moved to the University of Adelaide in 1974 as Professor and Chairman of the Department of Civil Engineering. In 1977, he took up the Chair and Headship of the Department of Civil Engineering in The University of Hong Kong. In addition to his academic appointments, Professor Cheung was the former first Senior Vice-President of the Hong Kong Institution of Engineers and the Ex-Chairman of its Accreditation Board. He has been awarded several honorary degrees at educational institutions, including, an honorary Doctor of Science by The University of Hong Kong and an honorary Doctor of Laws by the University of Wales. He has also been elected a member of the Chinese Academy of Sciences, and is a fellow of the Royal Academy of Engineering, a fellow of the Royal Society of Canada and immediate past President of the Hong Kong Academy of Engineering Sciences.

David G. Eldon is an independent non-executive Director and has been a member of the Board since 1999. He retired from the HSBC Group on May 27, 2005 after 37 years of service. He was Chairman of The Hongkong and Shanghai Banking Corporation Limited from January 1, 1999 to May 24, 2005, non-executive Chairman of Hang Seng Bank Limited from June 1, 1996 to April 21, 2005, and a board member of Swire Pacific Limited until May 11, 2005. Mr. Eldon was the Executive Committee Chairman of The Community Chest of Hong Kong until June 17, 2005 and is currently its Vice Patron. He is senior adviser to PricewaterhouseCoopers (based in Hong Kong), Chairman of both the Hong Kong General Chamber of Commerce and the Dubai International Finance Centre Authority, a Council member of the Hong Kong Trade Development Council, a member of the Advisory Board of Unisys and a Steward of the Hong Kong Jockey Club. He is also a director of Eagle Asset Management (CP) Limited. Mr. Eldon is a fellow of the Chartered Institute of Bankers and a fellow of the Hong Kong Institute of Bankers. He is a Justice of the Peace.

Edward S.T. Ho is an independent non-executive Director and has been a member of the Board since 1991. He is an architect and the deputy chairman and managing director of Wong Tung & Partners Limited. Mr. Ho was an elected member of the Legislative Council of Hong Kong from 1991 to 2000, representing the architectural, surveying and planning functional constituency. He was president of the Hong Kong Institute of Architects in 1983 and 1984 and was chairman of the Hong Kong Industrial Estates Corporation from 1992 to 2001. Mr. Ho serves on a number of statutory boards and advisory committees including the Board of Hong Kong Hospital Authority. He is also chairman of the General Committee of the Hong Kong Philharmonic Society Ltd. and chairman of the Antiquities Advisory Board.

Chung-Hing Lo is an independent non-executive Director and has been a member of the Board since 1995. He is general manager of Bank of China (Hong Kong) Limited, after the restructuring of the Bank of China Group in October 2001. Mr. Lo began his banking career in 1969 and he served in several positions within the Bank of China Group before being appointed to his present post. He is a director of the Urban Renewal Authority. Mr. Lo was appointed as a board member of the Provisional Airport Authority in 1994 and served as vice chairman of the Airport Authority from April 1996 to May 1999. He was also a board member of the Hospital Authority from December 1997 to November 2005. Mr. Lo was awarded the Silver Bauhinia Star medal in 1998.

T. Brian Stevenson is an independent non-executive Director and has been a member of the Board since October 2002. He is a non-executive director of The Hongkong and Shanghai Banking Corporation Limited, a member of the Asia Pacific Advisory Board of BT, a member of the Public Service Commission and a Steward of the Hong Kong Jockey Club. Mr. Stevenson was previously the Senior Partner of Ernst & Young, Hong Kong from 1981 to 1999. He served on the Council of the Hong Kong Society of Accountants from 1991 to 1997 and was president of the Society in 1996. Mr. Stevenson is a chartered accountant and holds law degrees from Glasgow and Hong Kong Universities.

Christine M.S. Fang is an independent non-executive Director and has been a member of the Board since 2004. Ms. Fang has been the chief executive of the Hong Kong Council of Social Service since 2001. Prior to joining the Hong Kong Council of Social Service, she worked for the Hong Kong Red Cross from 1989 to 2001 and held the position of Secretary General from 1993 to 2001. By training, Ms. Fang is a social worker and has a strong background in community service. She sits on various government advisory committees, including the Social Welfare Advisory Committee, the Rehabilitation Advisory Committee (from January 1, 2002 to December 31, 2005), the Manpower Development Committee, the Hong Kong Housing Authority (from April 1, 2004 to March 31, 2006) and the Sustainable Development Council. She is also a member of the Commission on Poverty and Commission on Strategic Development (Executive Committee).

Secretary for the Environment, Transport and Works (Dr. Sarah S.T. Liao joined the Board as a non-executive Director appointed as an “additional director” under section 8 of the MTR Ordinance in August 2002 after her appointment as the Secretary for the Environment, Transport and Works of the Government of the Hong Kong SAR on July 1, 2002. As Secretary for the Environment, Transport and Works, she is also a director of a number of companies including KCRC and Route 3 (CPS) Company Limited. Dr. Liao obtained a Doctorate Degree (Environmental/Occupational Health) from The University of Hong Kong. She has also been a fellow of the Royal Society of Chemistry since 1995 and the Hong Kong Institution of Engineers since 1996.)

Commissioner for Transport (Alan C.K. Wong joined the Board as a non-executive Director appointed as an “additional director” under section 8 of the MTR Ordinance by virtue of his appointment to the post of the Commissioner for Transport of the Government of the Hong Kong SAR on June 18, 2005. Prior to that, Mr. Wong has served in various bureaux and departments of the Government of the Hong Kong SAR including the Home Affairs Bureau, Civil Service Bureau, the former Urban Services Department, the former City and New Territories Administration, the former Health and Welfare Branch, the former Recreation and Culture Branch, the former Secretariat of the University and Polytechnic Grants Committee, the former Trade and Industry Branch, the Office of the Commissioner of Insurance from August 1996 to January 2000, the Mandatory Provident Fund Schemes Authority from January 2000 to June 2001, the former Information Technology Services Department from July 2001 to July 2004, and the Office of the Government Chief Information Officer from July 2004 to January 2005. As Commissioner for Transport, Mr. Wong is also a director of several transport-related companies, including The Kowloon Motor Bus Company (1933) Limited, Long Win Bus Company Limited, New World First Bus Services Limited, New Lantao Bus Company (1973) Limited, Citybus Limited, The Star Ferry Company Limited, The New Hong Kong Tunnel Company Limited, Western Harbour Tunnel Company Limited, Tate’s Cairn Tunnel Company Limited and Route 3 (CPS) Company Limited.)

Frederick S.H. Ma joined the Board as a non-executive Director on July 1, 2002 upon his appointment as Secretary for Financial Services and the Treasury of the Government of the Hong Kong SAR. Before assuming that post, Mr. Ma was Group Chief Financial Officer of PCCW Ltd. and was also an executive director and member of the Executive Committee of that group. Mr. Ma has more than 20 years’ experience in the global financial services industry. He has served in key posts in J.P. Morgan Private Bank, Chase Manhattan Bank, Kumagai Gumi (Hong Kong) Limited and RBC Dominion Securities Limited. Besides serving as board member of KCRC, Ocean Park Corporation and the Airport Authority, Mr. Ma is also a director of Hong Kong International Theme Parks Limited, Hong Kong Mortgage Corporation Limited and Mandatory Provident Fund Schemes Authority. Graduated from The University of Hong Kong in 1973, Mr. Ma holds a Bachelor of Arts degree, majoring in Economics and History.

There are no family relationships between any of the persons named above.

Executive Directorate

The members of the Executive Directorate are senior full time employees of the Company. The table below shows certain information relating to them as of May 31, 2006:

Name	Age	Position
C.K. Chow	55	Chief Executive Officer

Russell J. Black	59	Project Director

William F.K. Chan	57	Human Resources Director

Thomas H.K. Ho	54	Property Director

Lincoln K.K. Leong	45	Finance Director

Francois K.K. Lung(1)	47	China & International Business Director

Andrew McCusker(2)	61	Operations Director

Leonard B. Turk	56	Legal Director and Secretary

(1)	Effective September 26, 2005, Mr. Francois K.K. Lung was appointed as China & International Business Director.
(2)	On December 5, 2005, Mr. Philip Gaffney retired from his position as Managing Director – Operations and Business Development and Mr. Andrew McCusker became Acting Operations Director responsible for rail operations in Hong Kong effective October 1, 2005 and Operations Director effective December 5, 2005.

C.K. Chow. Details relating to Mr. Chow are set forth under “— Board of Directors” above.

Russell J. Black has been the Project Director of the Company since 1992. He is responsible for the planning and implementation of all major railway extension projects and upgrade, including the Airport Railway project, the Quarry Bay Congestion Relief Works, the Tseung Kwan O Extension project, the Disneyland Resort Line and the Tung Chung Cable Car. He is also responsible for undertaking feasibility studies into possible new extensions to the railway, including the South Island Line and the West Island Line and providing project management expertise to railway projects in the mainland of China. Mr. Black initially worked for the Company from 1976 to 1984 and, prior to rejoining the Company in 1992, he was the project director of London Underground’s Jubilee Line Extension project from 1990 to 1992 and, before that, he worked on Singapore’s underground railway and on the Eastern Harbour Crossing. Mr. Black also served on the Vocational Training Council from 1998 to 2002 and the Construction Advisory Board from 1993 to 1999. He currently serves on the Provisional Construction Industry Coordination Board. Mr. Black holds an honours degree in civil engineering from the University of Canterbury in New Zealand. He is a Fellow of the Hong Kong Academy of Engineering Sciences, the Hong Kong Institution of Engineers and the Institution of Professional Engineers, New Zealand. He was awarded the Public Service medal (PBM) in Singapore in 1986 and the Bronze Bauhinia Star medal in 1999.

William F.K. Chan has been the Human Resources Director since August 1998. He joined the Company as Human Resources Manager in 1989. He is responsible for human resource management, operational and management training, administration and security management. Prior to joining the Company, Mr. Chan held senior managerial positions both in the commerce and in the utility sectors in Hong Kong, including the Government, the Hong Kong Productivity Council, Hutchison Whampoa Limited and Hong Kong Telecommunications Limited. He is a fellow member of the Hong Kong Institute of Human Resource Management since 1985 and is also the Vice President of the Institute. He is a Council member of Employers’ Federation of Hong Kong, and a member of the Remuneration Committee of the Hong Kong Housing Society, the Labour Advisory Board Committee on Labour Relations, and the Career Development and Advisory Careers Board for a number of universities. Mr. Chan received a Bachelor of Social Science degree from The University of Hong Kong in 1971, majoring in economics.

Thomas H.K. Ho has served as Property Director since joining the Company in 1991. He is responsible for the development and management of all properties above and adjacent to MTR stations and depots. He leads a multi-disciplinary team of managers involved in the planning, design, construction and management of large-scale property developments. Between 1971 and 1990, Mr. Ho worked for the Hong Kong Government specialising in land administration and latterly held a directorate post in the Lands Department, responsible for formulating policies and procedures to make land available for the airport and the Airport Railway project. Mr. Ho qualified in 1974 as a chartered surveyor in Hong Kong.

Lincoln K.K. Leong has served as the Finance Director since February 2002. He is responsible for the financial management of all of the Company’s affairs, including financial planning and control, budgeting, accounting and reporting and the treasury function. In addition, he has responsibility for the Company’s information technology function and serves as chairman of both Octopus Holdings Limited and the board of trustees of the Company’s retirement scheme. Mr. Leong graduated from Cambridge University in 1982 and later qualified as a chartered accountant in England in 1985 and Canada in 1986. Prior to joining the Company as Finance Director, he worked in both the accountancy and investment banking industries. Mr. Leong has also worked as an accountant in London and Vancouver, Canada and for a number of years as an investment banker in Hong Kong. Mr. Leong is the chairman of the executive committee of the Hong Kong Society for the Protection of Children, a member of the executive committee of Housing Society and a board member of the Community Chest. He also serves on the Board of Governor of the Chinese International School and is a trustee of the Hospital Authority Pension Fund Scheme.

Mr. Leong is also a non-executive director of both Hong Kong Aircraft Engineering Company Limited and Tai Ping Carpets International Limited.

Francois K.K. Lung was appointed as the China & International Business Director on September 26, 2005. He heads the Company’s growth-business efforts, including investments in Mainland of China, operating franchises in Europe and international consultancy. Dr. Lung has held various positions in a number of Royal Dutch Shell affiliates since 1997 and joined the Company from Shell Eastern Petroleum (Pte) Ltd. He was the General Manager, China, with responsibility for strategy development, governance and business performance of Shell’s gas and power business in China. From 1994 to 1997, he held positions at Duke Energy Asia Limited, an affiliate of Duke Energy International, becoming Vice-President in 1996. Prior to this, Dr. Lung spent approximately five years at PowerGen plc, a major generator, distributor and retailer of electricity in the United Kingdom, and three years at the Central Electricity Generating Board before the privatisation of the electricity industry in the United Kingdom. Dr. Lung holds a Bachelor of Science degree in Mechanical Engineering from the University of Hong Kong, a PhD in Combustion from the University of Leeds in the United Kingdom, a Master of Science degree in Management from the University of Southampton in the United Kingdom and a Bachelor of Law degree from the University of London. Dr. Lung was admitted to the Bar of the United Kingdom in 1992.

Andrew McCusker was appointed as the Acting Operations Director on October 1, 2005 and became Operations Director on December 5, 2005. Mr. McCusker has more than 40 years of experience in the operating and engineering field in Defence, Power, Water and Rail Industries. He joined the Company as Operations Engineering Manager in 1987, and since then has been posted to other responsible positions, including Operations Engineering Design Manager and Project Manager (Operations). He was appointed Deputy Operations Director in March 2004. Mr. McCusker holds a degree in Mechanical Engineering from the Kensington University in the United States and is a member of the Institution of Mechanical Engineers of the United Kingdom.

Leonard B. Turk is a solicitor admitted to practice both in England and Wales and in Hong Kong. He joined the Company in 1981 and has been Legal Director and Secretary to the Board since 1988. Mr. Turk is responsible for legal advice, corporate secretarial services, insurance, procurement and enterprise risk management functions within the Company. His responsibilities also include construction contracts, contract drafting and administration, cost control and dispute resolution. Before joining the Company, Mr. Turk worked in local government in England, concentrating particularly on commercial property development and the financing of large projects.

There are no family relationships between any of the persons named above.

Compensation

The aggregate compensation paid by the Company to all members of the Board and the Executive Directorate as a group for 2005 was HK$45 million, including retirement scheme contributions of HK$2 million made by the Company during 2005 for members of the Executive Directorate.

For their services as members of the Board, Dr. Ch’ien received total fees of HK$1 million during 2005, Messrs. Ho and Stevenson each received total fees of HK$0.3 million during 2005, Professor Cheung and Messrs. Eldon, Lo and Ma and Mrs. Liao and Ms. Fang each received total fees of HK$0.2 million during 2005, and Messrs. Footman, who retired on June 18, 2005, and Wong, who was appointed on June 18, 2005, each received HK$0.1 million during 2005.

The following table sets forth the compensation paid to members of the Executive Directorate in 2005:

Name	Base pay, allowance and benefits in kind		Retirement scheme contribution	Variable remuneration related to performance	Total
	(in millions)
C.K. Chow(1)	HK$	5.7	—	HK$4.2	HK$	9.9
Russell J. Black		3.5	0.3	1.0		4.8
William F.K. Chan		3.5	0.3	0.9		4.7
Philip Gaffney(2)		3.9	0.3	1.1		5.3
Thomas H.K. Ho		3.5	0.3	1.0		4.8
Lincoln K.K. Leong		3.4	0.5	1.0		4.9
Francois K.K. Lung(3)		0.9	0.1	0.2		1.2
Andrew McCusker(4)		0.9	0.1	0.2		1.2
Leonard B. Turk		3.5	0.3	0.9		4.7

(1)	Mr. Chow is a member of the Company’s Mandatory Provident Fund Scheme. The total contributions paid by the Company in each of the years 2004 and 2005 were HK$12,000. Mr. Chow has a derivative interest in respect of 700,000 shares within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance. That derivative interest represents Mr. Chow’s entitlement to receive an equivalent value in cash of 700,000 shares on completion of his three-year contract (i.e., November 30, 2006). The arrangement was offered to provide a competitive level of compensation and to enable Mr. Chow’s total pay to be closely tied to the performance of the Company.
(2)	In December 2005, Mr. Gaffney received a lump sum benefit of HK$11.6 million from the MTR Corporation Limited Retirement Scheme upon retirement.
(3)	Mr. Lung was appointed as China & International Business Director effective September 26, 2005.
(4)	Mr. McCusker was appointed as the Acting Operations Director effective October 1, 2005 and became Operations Director on December 5, 2005.

The variable remuneration to the members of the Executive Directorate is payable annually based on corporate performance measures and individual work performance. For a discussion of the stock options granted to members of the Board or the Executive Directorate, see “Share Ownership”.

Board Practices

General

For a discussion of the term of office of members of the Board, see “— General”. Other than any agreed upon payments in lieu of notice of termination as a member of the Board, no benefits are payable to members of the Board upon termination of their service with the Company.

Audit Committee

The audit committee is appointed by the Board and consists of three non-executive Directors, two of whom are independent non-executive Directors. The current members of the audit committee are Mr. T. Brian Stevenson (chairman), Professor Yau-Kai Cheung and the Commissioner for Transport, Mr. Alan C.K. Wong. The Finance Director of the Company, the Head of Internal Audit Department of the Company and representatives of the external auditors of the Company are entitled and expected to attend committee meetings. At least once a year, the committee is required to meet with the external auditors without any executive members of the Board in attendance. The quorum necessary for the transaction of any business is two committee members. The committee will normally meet four times a year. The external auditors or the Finance Director of the Company may request a meeting if they consider that one is necessary.

The audit committee selects and recommends to the Board the engagement of external auditors to audit the Company’s annual financial statements and considers questions regarding the audit fees and the resignation or dismissal of the external auditors. The audit committee also reviews and approves the planned scope of the Company’s annual audit and non-audit services. In addition, the audit committee reviews the annual and interim financial statements, the accompanying discussion papers to shareholders, the preliminary announcement of results and any other announcement regarding the Company’s results or other financial information to be made public, before submission to the Board. Moreover, the committee discusses problems arising from the audit and reviews the external auditors’ management letter and management’s response. Furthermore, the audit committee reviews the effectiveness of the system of internal financial controls based on information provided by the Executive Directorate and management of the Company and by the auditors, and ensures adherence to the Company’s control policies so that the Company’s assets are safeguarded and that the financial records are complete and accurate. The audit committee meets regularly with the Company’s senior financial, internal audit and compliance management and the external auditors to consider the Company’s financial reporting, the nature and scope of audit review and the effectiveness of the systems of internal control and compliance. The audit committee also reviews any significant transactions that are not in the ordinary course of business of the Company.

The Company has an internal audit department which reviews both manual and computerized systems and procedures in all major financial and business activities. This department is led by the head of internal audit and business processes, who reports directly to the Chief Executive Officer of the Company and submits regular reports to the audit committee.

Remuneration Committee

The remuneration committee consists of three non-executive Directors appointed by the Board. The current members of the remuneration committee are Mr. Edward S.T. Ho (chairman), Mr. T. Brian Stevenson and Mr. Frederick S.H. Ma. The secretary of the committee is the Human Resources Director of the Company. The quorum necessary for the transaction of business is two members of the committee. Meetings are to be held at least once a year. The remuneration committee makes recommendations to the Board on executive remuneration and considers all matters relating to the Company’s remuneration policy and the remuneration and incentives of the Executive Directorate and senior management with reference to independent remuneration research and professional advice.

Nominations Committee

The nominations committee consists of three non-executive Directors appointed by the Board, two of whom are independent non-executive Directors. The nominations committee makes recommendations to the Board on candidates for vacancies on the Board. The members of the nominations committee are Mr. David G. Eldon (chairman), Mr. C.H. Lo and the Secretary for the Environment, Transport and Works (Dr. Sarah S.T. Liao).

Independent Committee

The independent committee consists of six independent non-executive Directors appointed by the Board. The current members of the independent committee are Mr. Edward S.T. Ho (chairman), Professor Yau-Kai Cheung, Ms. Christine M.S. Fang, Mr. C.H. Lo, Mr. T. Brian Stevenson and Mr. David G. Eldon. At the Board Meeting on March 7, 2006, the Board approved Mr. David G. Eldon rejoining the independent committee. The independent committee has been established to review the terms of any possible merger between the Company and KCRC and to advise independent shareholders as to whether any such terms are fair and reasonable.

Employees

The Company attributes its success to the quality and dedication of its staff. The table below shows the number of employees engaged in each of its divisions as of December 31, 2005. Substantially all of the Company’s employees are located in Hong Kong.

Division	Number of Employees
Finance	255
Human resources and administration	410
Legal and procurement	70
Operations	4,600
Property	689
Project	246
China and International business	82
Headquarters	141
Telecommunications subsidiary (TraxComm Limited)	11
Rail Sourcing Solutions (International) Limited	9

Total	6,513

During the past 21 years, the Company has not experienced any strikes, work stoppages, labor disputes or actions which have affected the operation of its business. The Company consults employees when formulating staff policy and on corporate strategies and major changes that affect employees. In addition to 22 joint consultative committees comprising over 400 elected staff representatives, the Company also has a staff consultative council, chaired by the Human Resources Director, which consists of councillors elected from the staff representatives of joint consultative committees and management representatives. The staff consultative council meets periodically to discuss various employee matters.

There are two unions for employees, one with membership of approximately 450 train and station staff and the other with membership of approximately 950 staff from various departments. No other trade unions claim to include any of the Company’s employees as members and the Company is not aware of any other trade union activity among its employees.

As a result of continued efforts at human resources management and staff redeployment, the Company’s total number of employees further decreased to 6,513 at the end of 2005. The Company has embarked on a number of initiatives to promote a multi-skilled workforce in support of the Company’s growth strategies.

Share Ownership

As of May 31, 2006, the interests of the members of the Board and the Executive Directorate in the equity securities of the Company were as follows:

Members of the Board or Executive Directorate	Number of Ordinary Shares	Percentage of total outstanding Ordinary Shares(1)
Russell J. Black	52,778	0.00096%
William F.K. Chan	46,233	0.00084%
Christine M.S. Fang	1,675	0.00003%
Thomas H.K. Ho	55,220	0.00101%
Lincoln K.K. Leong	46,000	0.00084%
T. Brian Stevenson	4,585	0.00008%

(1)	The calculation of percentage of total outstanding ordinary shares is based on the assumption that 5,485,472,939 ordinary shares were in issue on the relevant date.

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

Share Option Schemes

Under the Share Option Scheme, a total of 769 employees, including all the members of the Executive Directorate, except Mr. Lincoln K.K. Leong, who was appointed on February 1, 2002, Mr. C.K. Chow, who was appointed on December 1, 2003, and Mr. Francois K.K. Lung, who was appointed on September 26, 2005 were granted on September 20, 2000 options to subscribe for an aggregate of 48,338,000 shares at an exercise price of HK$8.44 per share, which was equivalent to 90% of the initial public offering price of HK$9.38 per share. The options may be exercised prior to September 11, 2010 subject to the vesting provisions under the Share Option Scheme. As of December 31, 2005, all options granted under the Share Option Scheme have vested.

No options to subscribe for shares vested in 2005. A total of 5,282,500 share options previously vested were exercised in 2005. The weighted average closing price in respect of the share options exercised during 2005 was HK$13.77 per share. As of December 31, 2005, total options to subscribe for 11,923,500 shares remained outstanding.

Members of the Board were not granted any options to subscribe for ordinary shares under the Share Option Scheme. Options to subscribe for ordinary shares granted to members of the Executive Directorate under the Share Option Scheme are as follows:

Members of the Executive Directorate	Number of Options Granted	Expiration Date	Price per share to be paid on exercise of options		Consideration paid for options granted	Options outstanding as of December 31, 2005
Russell J. Black	1,066,000	September 11, 2010	HK$	8.44	None	—
William F.K. Chan	1,066,000	September 11, 2010	HK$	8.44	None	317,500
Philip Gaffney(1)	1,066,000	September 11, 2010	HK$	8.44	None	416,000
Thomas H.K. Ho	1,066,000	September 11, 2010	HK$	8.44	None	321,000
Andrew McCusker(2)	266,500	September 11, 2010	HK$	8.44	None	—
Leonard B. Turk	1,066,000	September 11, 2010	HK$	8.44	None	—

(1)	Mr. Gaffney retired as a member of the Executive Directorate on December 5, 2005.

(2)	Mr. McCusker was granted 266,500 options on September 20, 2000 under the Share Option Scheme when he was not a member of the Executive Directorate and no additional share options were granted upon his appointment as a member of the Executive Directorate on October 1, 2005.

Under the terms of the Share Option Scheme, each eligible member of the Executive Directorate must, up to and including the date on which the options granted to him under the Share Option Scheme are exercised in full or lapse, continue to beneficially own (i) at all times after October 26, 2001, at least 23,000 shares, and (ii) at all times after October 26, 2002, at least 46,000 shares. Such terms, nevertheless, are not applicable to Mr. McCusker, who was not a member of the Executive Directorate when the share options were granted under the Share Option Scheme.

At the Company’s annual general meeting of shareholders held on May 16, 2002, the shareholders adopted the New Joiners Share Option Scheme (the “New Scheme”). The New Scheme is intended to provide new members of the top and senior management of the Company who did not participate in the Share Option Scheme and who joined the Company after September 11, 2000 with the opportunity to participate in the growth of the Company. The exercise price of any option granted under the New Scheme is to be determined by the Company upon the offer of the grant of the option. The exercise price of any option should not be less than the greater of (i) the average closing price of a share for the five business days immediately preceding the day of the offer of such option; (ii) the closing price of a share on the day of the offer of such option, which must be a business day; and (iii) the nominal value of a share. Under the New Scheme, a maximum of 5,056,431 shares may be issued pursuant to the exercise of options granted, representing 0.09% of the issued share capital of the Company as of December 31, 2005. The options will vest over a period of three years, with an equal proportion vesting each year subject to rounding for board lots, and are exercisable for a period up to ten years after the date of offer.

On August 1, 2003, options to subscribe for 1,561,200 shares at an exercise price of HK$9.75 per share were granted to a total of five employees, including Mr. Lincoln K.K. Leong, a member of the Executive Directorate, who was granted options to subscribe for 1,066,000 shares. In 2005, options to subscribe for 1,467,000 shares were granted to four employees, including Mr. Francois K.K. Lung, a member of the Executive Directorate, who was granted options to subscribe for 1,066,000 shares at an exercise price of HK$15.75 per share on September 27, 2005. As of December 31, 2005, total options to subscribe for 2,910,700 shares were outstanding under the New Scheme.

Under the terms of the New Scheme, Mr. Lincoln K.K. Leong, a member of the Executive Directorate, must, up to and including the date on which the options granted to him under the New Scheme are exercised in full or lapse, continue to beneficially own (i) at all times on and after August 4, 2004, at least 23,000 shares, and (ii) at all times on and after August 4, 2005, at least 46,000 shares. Similarly, under the terms of the New Scheme, Mr. Francois K.K. Lung, a member of the Executive Directorate, must, up to and including the date on which the options granted to him under the New Scheme are exercised in full or lapse, continue to beneficially own (i) at all times on and after October 17, 2006, at least 23,000 shares, and (ii) at all times on and after October 17, 2007, at least 46,000 shares.

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

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholder

As of May 31, 2006, The Financial Secretary Incorporated on behalf of the Government owned 4,195,703,166 or approximately 76% of the ordinary shares of the Company. As of May 31, 2006, approximately 1.59% of the shares of the Company were held on account of the Exchange Fund. The Exchange Fund is a fund established under the Exchange Fund Ordinance (Cap. 66 of the laws of Hong Kong) under the control of the Financial Secretary of Hong Kong. It is used primarily for such purposes as the Financial Secretary thinks fit to affect, either directly or indirectly, the exchange value of the currency of Hong Kong and for other purposes incidental thereto. All of the ordinary shares of the Company held by The Financial Secretary Incorporated and the Exchange Fund have the same voting rights as ordinary shares held by other shareholders. To the Company’s knowledge, other than The Financial Secretary Incorporated, there are no beneficial owners of 5% or more of the Company’s ordinary shares. Prior to October 5, 2000, the Government through The Financial Secretary Incorporated owned all of the Company’s shares except for one share held by Denise C.Y. Yue, former Secretary for the Treasury.

To the Company’s knowledge, there were 45 record holders of ordinary shares with registered addresses in the United States as of May 31, 2006. JPMorgan Chase Bank, the depositary for the Company’s Level I American depositary receipt program (the “ADR Program”), has advised the Company that, as of May 31, 2006, 295,238 American depositary shares were registered in the name of a nominee of The Depository Trust Company under the ADR Program.

The Government has stated that it will remain as the largest shareholder of the Company, and will continue to hold the legal and beneficial interest in not less than 50% of the Company’s ordinary share capital and not less than 50% of the voting rights at general meetings of the Company, for at least 20 years from October 5, 2000. In addition, the Government has stated that it does not intend to use its rights as a majority shareholder to intervene in the commercial decisions of the Company. The Government has also stated that it does not intend to vote its shareholding in opposition to a resolution supported by a majority of the Board, although it retains the power to do so. Although the Government has stated its intention to dispose of part of its remaining shareholding in the financial years 2001/2002, 2002/2003, 2003/2004 and 2004/2005 while maintaining its majority shareholding, subject to market conditions, budgetary considerations and the state of the Hong Kong economy, it did not dispose of any part of its remaining shareholding in such financial years. A firm timetable for the future sale of its remaining shareholding has not yet been established.

Related Party Transactions

Transactions

Possible Rail Merger

On April 11, 2006, the Secretary for the Environment, Transport and Works and the Secretary for Financial Services and the Treasury, each for and on behalf of the Government, and the Company entered into a non-binding memorandum of understanding in relation to a possible merger of the operations of the Company and KCRC and an acquisition by the Company of certain rail assets from KCRC and a property package consisting of, among other things, certain property development rights, investment properties and property management rights of KCRC. See Item 4, “Information on the Company — History and Development of the Company — Recent Developments — Possible Rail Merger” for a more detailed discussion of the Possible Rail Merger.

Project Agreements

On July 24, 2002, the Company entered into a project agreement with the Government relating to the design, construction, financing and operation of the Disneyland Resort Line (previously named Penny’s Bay Rail Link). See Item 4, “Information on the Company — Capital Expenditures and Divestitures — Completed and Ongoing Projects — Disneyland Resort Line”.

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

On March 17, 2004, the Company entered into an agreement with Hong Kong IEC Limited, a joint venture partially owned by the Government, for the design, construction, financing and operation of a new Airport Express station to serve the new AsiaWorld-Expo (formerly known as the International Exhibition Centre) at the Hong Kong International Airport, which opened on December 21, 2005. See Item 4, “Information on the Company — History and Development of the Company — Capital Expenditures and Divestitures — Airport Express”.

On December 28, 2005, the Company and the Government entered into a supplemental agreement to the project agreement, dated November 4, 1998, for the design, construction, financing and operation of the Tseung Kwan O Extension (the “TKE Project Agreement”) to amend the ultimate stabling capacity of the Tseung Kwan O Depot in Area 86 as stated in the TKE Project Agreement, in consideration of the Company’s undertakings to bear all costs and consequences associated with future changes in the stabling arrangements for extensions covered under the TKE Project Agreement.

Octopus Cards Limited

Under the terms of the Octopus Services Agreement dated January 17, 2001 and as amended on December 9, 2005 (the “Octopus Services Agreement”), the Company will accept use of Octopus as payment for its fares and will provide add value services, refund handling and other services to Octopus Cards Limited for an indefinite period terminate on six months’ prior notice (with such notice not to be given prior to July 1, 2010). In 2005, pursuant to the Octopus Services Agreement, the Company paid Octopus Cards Limited a total of HK$54 million and Octopus Cards Limited paid the Company a total of HK$16 million.

On January 2, 2004, the Company and Octopus Cards Limited entered into an agreement for the acquisition by the Company from Octopus Cards Limited of a number of tourist Octopus cards at a consideration of HK$12 million and for the payment by the Company to Octopus Cards Limited of HK$3.20 for the initialization of each re-used tourist Octopus card.

On April 30, 2004, the Company and Octopus Cards Limited entered into a card issue and refund services agreement, for the Company to provide card issue and refund services. Due to the retrospective effect of this agreement, the Company is entitled to an aggregate card issue fee and card refund fee of approximately HK$7 million in respect of the service period from January 1, 2003 to March 31, 2004. In 2005, pursuant to this agreement, Octopus Cards Limited paid the Company a total of HK$5 million.

On October 21, 2005, the Company and the other shareholders of Octopus Cards Limited entered into the agreements set forth below to adjust the arrangements related to Octopus Cards Limited. The primary purpose of these adjustments was to separate the non-payment related operations of Octopus Cards Limited into newly established companies that are independent of the Octopus Cards Limited payment related operations, which are regulated by the Hong Kong Monetary Authority:

•	On October 21, 2005, the Company and other shareholders of Octopus Cards Limited, namely KCRC, KMB Public Bus Services Holdings Limited (“KMB”), Citybus Limited (“Citybus”) and New World First Bus Services Limited (“NWFB”), entered into a Sale and Purchase Agreement with Octopus Holdings Limited for the sale of the entire issued share capital of Octopus Cards Limited to Octopus Holdings Limited, in consideration of the issuance and allotment of shares in the capital of Octopus Holdings Limited to each of the former shareholders of Octopus Cards Limited in proportion to their previous shareholdings in Octopus Cards Limited.

•	On October 21, 2005, the Company and other shareholders of Octopus Holdings Limited, namely KCRC, KMB, Citybus and NWFB, entered into a shareholders’ agreement in respect of arrangements regarding Octopus Cards Limited, such as the ownership, management and operation of Octopus Cards Limited and its subsidiaries. Under this shareholders’ agreement, the shareholders of Octopus Holdings Limited provided a non-competition undertaking in relation to the smart card business carried by Octopus Cards Limited.

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

On March 18, 2002, the Company entered into an Airport Automated People Mover Maintenance Agreement with the Airport Authority, for the Company to carry out preventive and corrective maintenance of the Airport Automated People Mover for a period of three years, with a total value of HK$48,540,000. On June 30, 2005, the Company and the Airport Authority agreed to renew Airport Automated People Mover Maintenance Agreement for an additional period of three years and to extend the scope of the Company’s maintenance services, with a total value of HK$43,837,000. In 2005, pursuant to the Airport Automated People Mover Maintenance Agreement, the Airport Authority paid an aggregate amount of HK$15,235,000 to the Company.

The Company entered into an agreement with the Civil Engineering Department of the Government, dated May 7, 2003, for the Company to carry out construction works relating to a bridge carrying the vehicular emergency and public access over Disneyland station with a total value of HK$15,600,000.

The Company entered into an agreement with the Territory Development Department of the Government (“TDD”), dated May 13, 2003, to carry out construction works relating to Hong Kong station extended overrun tunnels for TDD with a total value of HK$58,600,000.

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

Land Agreements

The Company entered into the following land documents with the Government in relation to the development sites adjacent to the Tung Chung Line and Airport Express.

•	A letter, dated February 5, 2003, for extension of the building covenant of New Grant No. 8102 for Tung Chung Town Lot No. 5 for a total consideration of HK$22,258,000.

•	A letter, dated June 9, 2004, for the extension of the building covenant of New Grant No. 8102 for Tung Chung Town Lot No. 5 for a total consideration of HK$15,936,000.

•	A letter, dated July 14, 2004, excluding balconies and utility platforms from the calculation of gross floor area for Tung Chung Lot No. 5, for a total consideration of HK$30,561,000.

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

•	New Grant No. 9687 for Private Treaty Grant, dated March 28, 2002, of Tseung Kwan O Town Lot No. 75 for development at Area 55b Tseung Kwan O (building covenant period expiry date March 31, 2007) with a total consideration of HK$600,000,000 subject to a Deed of Surrender dated December 28, 2002 for surrender of a stratum of the lot. By a letter dated June 30, 2004, the Government excluded balconies and utility platforms from the calculation of gross floor area for this development, with a total consideration of HK$32,560,640.

•	New Grant No. 9689, dated May 16, 2002, of Tseung Kwan O Town Lot No. 70 for development at Tseung Kwan O Area 86 (building covenant period expiry date December 31, 2015 or 60 months from the due date for payment of land premium of Site O, whichever is the later which was extended to December 31, 2018 or 66 months from the due date for payment of land premium of Site O, whichever is the later, pursuant to the modification letter dated April 13, 2006) with a total consideration of HK$150,000,000 for Site M1 and the consideration for the other sites to be assessed. On January 24, 2005, the Company accepted the land premium offer from the Government with respect to development rights on Site F of Tseung Kwan O Town Lot No. 70, with a total consideration of HK$2,319,290,000 and provided an undertaking regarding a lease modification in respect of Tseung Kwan O Town Lot No. 70 reflecting the master layout plan approved by the Government on August 13, 2004. Pursuant to this acceptance, on April 19, 2005, the Company and the Government entered into a modification letter determining the building covenant period expiry date of Site F as June 30, 2011 and other development parameters for Site F.

•	On April 13, 2006, the Company and the Government entered into a modification letter in respect of the development rights on Site AB at Tseung Kwan O Town Lot No. 70 with the land premium of Site AB assessed at HK$8,061,470,000. The modification letter fixes the boundary of Site AB, defers the expiry dates of the building covenant periods, revises the requirements relating to the Government accommodation, requires the Company to make payments in respect of noise mitigation measures, sets out the development parameters of Site AB and determines the building covenant period expiry date of Site AB as December 31, 2013 or 96 months from the due date for payment of land premium of Site AB whichever is the later.

•	New Grant No. 9700 for Private Treaty Grant, dated February 11, 2003, of Tseung Kwan O Town Lot No. 73, for development at Area 73b Tseung Kwan O (building covenant period expiry date March 31, 2008 for Site A and March 31, 2009 for Site B) with a consideration of HK$1,028,000,000 for Site A and the consideration for Site B assessed on January 10, 2004, at HK$1,227,840,000. By a letter dated August 3, 2004, the Government excluded balconies and utility platforms from the calculation of gross floor area of this development at Site A, with a total consideration of HK$36,915,120. This letter was superseded by a letter dated April 11, 2005, whereby the Government excluded balconies and utility platforms from the calculation of the gross floor area for the whole development, for a total consideration of HK$83,198,620.

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

The Company entered into a supplemental lease with the Government on February 11, 2002, and a modification letter, dated May 13, 2002, in respect of the remaining portion of Mass Transit Railway Lot No. 1. Under this supplemental lease, the Government leased to the Company land occupied by the QBR at an annual rent of 3% of the rateable value of the leased area for a term commencing October 1, 2001 to June 29, 2050 on terms and conditions substantially similar to the lease for the Mass Transit Railway Lot No. 1. The Company entered into modification letters with the Government on December 20, 2003, May 31, 2004 and March 1, 2005, respectively which modified the lease in certain areas for a minimal administrative fee.

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

The Company entered into the following agreements with KCRC in respect of Nam Cheong station:

•	an agreement, dated June 3, 2003, in respect of certain operations and maintenance arrangements relating to Nam Cheong station;

•	an agreement, dated December 20, 2003, in respect of ownership, commercial and other aspects of Nam Cheong station; and

•	a deed of mutual rights and obligations, dated December 20, 2003, concerning land rights for use of Nam Cheong station erected on New Kowloon Inland Lot No. 6436.

Loans

On October 21, 2005, the Company and other shareholders of Octopus Holdings Limited extended a subordinated loan in an aggregate amount of HK$150 million to Octopus Holdings Limited, in proportion to their respective shareholding interests therein, to finance the working capital requirement of Octopus Holdings Limited. In particular, the Company’s share of the subordinated loan was HK$86.1 million, or 57.4% of the total amount of the loan, with interest payable at an interest rate of 5.5% per annum. The rights of the lenders of the loan are subordinated in all respects to the rights of the other unsubordinated creditors of Octopus Holdings Limited in respect of all other unsubordinated liabilities. The loan is for a term of five years.

Item 8. Financial Information.

Consolidated Financial Statements

See Item 17, “Financial Statements”. Other than as disclosed elsewhere in this annual report, no significant change has occurred since the date of the Financial Statements.

Legal Proceedings

A number of disputes have arisen in relation to entrusted and essential infrastructure works carried out by the Highways Department and the Territories Development Department of the Government on behalf of the Company for the construction of the Tung Chung Line and the Airport Express. These disputes have been referred to mediation, and while a settlement has been concluded with the Highways Department a small number of disputes remain to be settled with the Territories Development Department. The Company believes that it is not necessary to make any further provision under the Lantau and Airport Railway Project in relation to the outstanding disputes with the Territories Development Department.

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

An interim dividend of HK$0.14 per share was paid on October 27, 2005. A final dividend of HK$0.28 per share was approved by shareholders at the annual general meeting on June 8, 2006. The interim dividend included a scrip alternative for shareholders with Hong Kong addresses whereas the final dividend includes a scrip alternative for all shareholders (except shareholders with registered addresses in the United States of America or any of its territories or possessions). The scrip alternatives allow such shareholders to receive all or a portion of their dividend in shares as opposed to cash. As the Company’s majority shareholder, the Government has agreed to elect to receive all or part of its entitlement to dividends in 2002, 2003 and 2004, in the form of scrip to the extent necessary to ensure that the amount payable in cash will not exceed 50% of the total dividend payable. On February 26, 2004, the Government agreed to extend the scrip dividend arrangement to each of the three fiscal years ending December 31, 2006. In addition, the Government has agreed to waive its entitlement to cash dividends totaling HK$798 million at net present value as of December 31, 2001, as assistance to the Company in connection with the Disneyland Resort Line project. The Government has satisfied its funding assistance by waiving HK$219 million, HK$675 million and HK$37 million of its entitlement to cash dividends declared and payable to the Government in 2002, 2003 and 2004, respectively. See Item 4, “Information on the Company — History and Development of the Company — Capital Expenditures and Divestitures — Disneyland Resort Line”.

For subsequent fiscal years, the Board anticipates that the Company will continue to pay, subject to its actual financial performance, two dividends in respect of each fiscal year with interim and final dividends payable around October and June, respectively, with the interim dividend representing approximately one third of the total dividends to be paid for the entire year.

Item 9. The Offer and Listing.

Markets

The Company’s ordinary shares are listed on the Hong Kong Stock Exchange and are quoted on the London International Bulletin Board. The sponsored American Depositary Shares (“ADSs”) are traded on the Over-the-Counter (“OTC”) market in the United States under the symbol “MTRJY”. Each ADS represents ten ordinary shares of the Company. The Company is included in the Hang Seng Index, the Hang Seng Hong Kong Composite Index, the Hang Seng London Reference Index, the MSCI Index Series, the FTSE All-World Hong Kong Index, the Dow Jones Sustainability World Index and the FTSE4Good Global Index. The Company’s 7.50% Notes Due February 4, 2009 are listed on the Hong Kong Stock Exchange and the Luxembourg Stock Exchange. The Company’s 7.50% Notes Due November 8, 2010 are listed on the Luxembourg Stock Exchange. Notes denominated in United States Dollars with a coupon rate of 4.75% issued by MTR Corporation (C.I.) Limited under the debt issuance program, which are unconditionally and irrevocably guaranteed by the Company and will mature in January 2014, are listed on the London Stock Exchange.

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

Directors

Material Interests and Voting

Directors cannot vote or be counted in the quorum with regard to any contract, transaction, arrangement or any other kind of proposal in which they have a material interest. For this purpose, interests of persons connected with the Director (including any of his associates (as defined in the Articles)) are treated as the interests of the Director himself, but interests purely as a result of an interest in the Company’s shares, debentures or other securities are disregarded. However, the restriction from voting and being counted in the quorum does not apply if the only material interest the Director has is included in the following list:

•	a resolution about giving him or any of his associates any security or indemnity for any money lent or obligations incurred by him, or any of his associates or any other person, at the request, or for the benefit, of the Company or any of its subsidiaries;

•	a resolution about giving any security or any indemnity to any other person for a debt or obligation which is owed by the Company or any of its subsidiaries, to that other person, if the Director or any of his associates has taken responsibility for some or all of that debt or obligation by giving a guarantee, indemnity or security;

•	a resolution about any proposal relating to an offer of any shares, debentures or other securities for subscription or purchase by the Company or any other entity which the Company may promote or be interested in where the Director or any of his associates is to take part in the underwriting or sub-underwriting of the offer;

•	a resolution about any proposal involving any other company in which the Director (together with any associate) is interested, whether directly or indirectly, provided that he, together with any of his associates, does not hold 5% or more of either: (1) any class of equity share capital in that company or in a third company through which his interest or that of any of his associates is derived; or (2) the voting rights in that company;

•	any arrangement concerning the benefit of employees of the Company or its subsidiaries, including the adoption, modification or operation of: (1) any employees’ share scheme or any share incentive or share option scheme (which shall include, without limitation, the Share Option Scheme) under which the Director or any of his associates may benefit; or (2) a pension fund or retirement, death or disability benefits scheme which relates to Directors, any of their associates and employees of the Company or any of its subsidiaries which only gives him or any of his associates as such benefits which are also given to the class of persons to whom the arrangement relates; or

•	any arrangement in which the Director or any of his associates is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue of his interest or that of any of his associates in shares or debentures or other securities of the Company.

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

Remuneration and Pensions

The total fees paid to the Directors for performing their services as directors must not exceed HK$6 million each year or any greater amount fixed by an ordinary resolution passed at a general meeting. Unless an ordinary resolution that fixes the fees provides otherwise, the Directors, upon the recommendation of the remuneration committee, will decide the way in which the total fees will be divided. If the Directors do not make such a decision, the fees will be divided equally, except that any Director holding office for less than the whole of the relevant period for which the fees are paid will only receive part of this amount in proportion to the amount of time he has been a Director.

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

Corporate Communications to Shareholders

On June 8, 2006, the Articles of Association have been amended to permit the Company to disseminate its corporate communications to shareholders via electronic means upon receipt of shareholders’ written consent.

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

Item 11. Quantitative and Qualitative Disclosure about Market Risk

The Group has employed derivative instruments such as interest rate swaps and currency swaps to manage its interest rate and foreign exchange exposures. These instruments are used solely to reduce or eliminate the financial risks associated with the Group’s liabilities and not for trading or speculation purposes.

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
The following tables provide information, by maturity date, on the Group’s interest rate sensitive and foreign currency sensitive financial instruments and derivative financial instruments, respectively. For debt obligations, the tables present principal cash flows, excluding exchange gain or loss on related foreign exchange forward contracts, and related weighted average interest rates by expected maturity dates. For interest rate and cross currency swaps, and foreign exchange forward contracts and options, the tables present notional amounts and weighted average interest or contract rates by expected maturity dates.

	As of December 31, 2005								As of December 31, 2004
	Expected Maturity Dates
Interest Rate Risk	2006	2007	2008	2009	2010	Thereafter	Total	Aggregate Fair Value	Total	Aggregate Fair Value
	(HK$ equivalent in million)
On-balance sheet financial instruments

A. Capital Market Instruments:
I. Fixed Rate Notes (US$)	—	—	—	5,816	4,652	5,893	16,361	17,404	18,739	20,310
Average Interest Rate	—	—	—	7.50%	7.50%	5.00%	6.60%	—	6.68%	—

Fixed Rate Notes (HK$)	2,450	—	500	—	150	4,168	7,268	7,379	7,423	7,776
Average Interest Rate	5.43%	—	6.12%	—	4.11%	4.70%	5.03%	—	5.12%	—

II. Variable Rate Notes (US$)	—	—	—	—	—	—	—	—	194	194
Average Interest Rate	—	—	—	—	—	—	—	—	3.40%	—

B. Bank Loans:
I. Fixed Rate (US$)	7	7	7	8	7	3	39	41	47	52
Average Interest Rate	5.45%	5.45%	5.45%	5.45%	5.45%	5.45%	5.45%	—	5.45%	—

Fixed Rate (Euro)	21	21	21	21	21	10	115	119	158	166
Average Interest Rate	4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	—	4.34%	—

II. Variable Rate (HK$)	571	571	2,012	40	20	900	4,114	4,115	3,386	3,386
Average Interest Rate	4.77%	4.73%	4.65%	4.72%	4.74%	4.78%	4.71%	—	2.69%	—

Variable Rate (US$)	7	7	7	7	7	3	38	40	47	47
Average Interest Rate	5.36%	5.34%	5.30%	5.31%	5.33%	5.34%	5.33%	—	4.42%	—

		As of December 31, 2005								As of December 31, 2004
		Expected Maturity Dates
Interest Rate Risk		2006	2007	2008	2009	2010	Thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
		(HK$ equivalent in million)
C. Cross Currency & Interest Rate Swaps (2):
	Currency
I. Fixed to Variable
Notional pay amount	HK$	—	—	—	1,941	—	780	2,721	25	4,657	(292)
Notional receive amount	US$	—	—	—	1,938	—	776	2,714	—	4,666	—
Interest pay rate		—	—	—	5.91%	—	4.90%	5.62%	—	2.85%	—
Interest receive rate		—	—	—	7.50%	—	4.50%	6.64%	—	6.92%	—

Notional pay amount	HK$	20	20	20	20	20	11	111	10	130	(55)
Notional receive amount	Euro	21	21	21	21	21	11	116	—	158	—
Interest pay rate		3.46%	3.42%	3.43%	3.45%	3.47%	3.48%	3.45%	—	1.62%	—
Interest receive rate		4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	4.34%	—	4.34%	—

II. Variable to Variable
Notional pay amount	HK$	—	—	—	1,716	780	582	3,078	(32)	3,468	11
Notional receive amount	US$	—	—	—	1,706	775	582	3,063	—	3,460	—
Interest pay rate		—	—	—	4.63%	4.62%	4.80%	4.66%	—	3.39%	—
Interest receive rate		—	—	—	4.81%	4.83%	4.88%	4.83%	—	4.18%	—

III. Fixed to Fixed
Notional pay amount	HK$	—	—	—	—	—	—	—	—	9,452	369
Notional receive amount	US$	—	—	—	—	—	—	—	—	9,447	—
Interest pay rate		—	—	—	—	—	—	—	—	0.36%	—
Interest receive rate		—	—	—	—	—	—	—	—	0.33%	—

(1)	Fair value for derivative financial instruments such as cross currency swaps, interest rate swaps and foreign exchange forward contracts represents the amount the Company would receive (pay) to close out the transactions.
(2)	With the implementation of HKAS 39, “Financial Instruments: Recognition and Measurement”, on January 1, 2005, all previous off-balance sheet financial instruments such as cross currency swaps, interest rate swaps and foreign exchange forward contracts have been recognized on the balance sheet as of December 31, 2005 at their fair value.

		As of December 31, 2005								As of December 31, 2004
		Expected Maturity Dates
Interest Rate Risk		2006	2007	2008	2009	2010	Thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
	(HK$ equivalent in million)
D. Interest Rate Swaps and Options(2):
	Currency
I. Variable to Fixed
Notional amount	HK$	2,400	550	700	—	—	—	3,650	32	9,550	(217)
Interest pay rate		3.07%	5.01%	3.62%	—	—	—	3.46%	—	3.85%	—
Interest receive rate		4.46%	4.42%	4.43%	—	—	—	4.45%	—	1.50%	—

II. Fixed to Variable
Notional amount	US$	—	—	—	775	775	1,164	2,714	58	1,555	117
Interest pay rate		—	—	—	6.62%	5.92%	4.94%	5.70%	—	5.67%	—
Interest receive rate		—	—	—	7.50%	7.50%	4.75%	6.32%	—	7.50%	—

Notional amount	HK$	1,450	—	500	—	150	1,318	3,418	48	3,618	299
Interest pay rate		4.65%	—	4.73%	—	4.62%	5.83%	5.11%	—	3.32%	—
Interest receive rate		5.73%	—	6.12%	—	4.11%	4.83%	5.37%	—	5.37%	—

(1)	Fair value for derivative financial instruments such as cross currency swaps, interest rate swaps and foreign exchange forward contracts represents the amount the Company would receive (pay) to close out the transactions.
(2)	With the implementation of HKAS 39, “Financial Instruments: Recognition and Measurement”, on January 1, 2005, all previous off-balance sheet financial instruments such as cross currency swaps, interest rate swaps and foreign exchange forward contracts have been recognized on the balance sheet as of December 31, 2005 at their fair value.

	As of December 31, 2005								As of December 31, 2004
	Expected Maturity Dates
Currency Risk	2006	2007	2008	2009	2010	Thereafter	Total	Aggregate Fair Value	Total	Aggregate Fair Value
	(HK$ equivalent in million)
On-balance sheet financial instruments
A. Capital Market Instruments(1):

I. US$
Fixed Rate Notes	—	—	—	—	—	—	—	—	18,739	20,310
Average Interest Rate	—	—	—	—	—	—	—	—	6.68%	—

Variable Rate Notes	—	—	—	—	—	—	—	—	194	194
Average Interest Rate	—	—	—	—	—	—	—	—	3.40%	—

B. Bank Loans(1):

I. US$
Fixed Rate Notes	7	7	7	8	7	3	39	41	47	52
Average Interest Rate	5.45%	5.45%	5.45%	5.45%	5.45%	5.45%	5.45%	—	5.45%	—

Variable Rate Notes	7	7	7	7	7	3	38	40	47	47
Average Interest Rate	5.36%	5.34%	5.30%	5.31%	5.33%	5.34%	5.33%	—	4.42%	—

II. Euro
Fixed Rate Notes	—	—	—	—	—	—	—	—	158	166
Average Interest Rate	—	—	—	—	—	—	—	—	4.34%	—

(1)	Both cross currency and interest rate swaps and the foreign currency denominated debt instruments are excluded from currency risk disclosure, if the cross currency and interest rate swaps eliminate all currency exposures in the cashflows of the related currency denominated debt instruments.

		As of December 31, 2005								As of December 31, 2004
		Expected Maturity Dates
Currency Risk		2006	2007	2008	2009	2010	Thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
	(HK$ equivalent in million)
C. Cross Currency & Interest Rate Swaps(2) (3):
	Currency
I. US$ to HK$
Fixed to Variable
Notional pay amount	HK$	—	—	—	—	—	—	—	—	4,657	(292)
Notional receive amount	US$	—	—	—	—	—	—	—	—	4,666	—
Interest pay rate		—	—	—	—	—	—	—	—	2.85%	—
Interest receive rate		—	—	—	—	—	—	—	—	6.92%	—

Fixed to Fixed
Notional pay amount	HK$	—	—	—	—	—	—	—	—	9,452	369
Notional receive amount	US$	—	—	—	—	—	—	—	—	9,447	—
Interest pay rate		—	—	—	—	—	—	—	—	0.36%	—
Interest receive rate		—	—	—	—	—	—	—	—	0.33%	—

Variable to Variable
Notional pay amount	HK$	—	—	—	—	—	—	—	—	3,468	11
Notional receive amount	US$	—	—	—	—	—	—	—	—	3,460	—
Interest pay rate		—	—	—	—	—	—	—	—	3.39%	—
Interest receive rate		—	—	—	—	—	—	—	—	4.18%	—

II. Euro to HK$
Fixed to Floating
Notional pay amount	HK$	—	—	—	—	—	—	—	—	130	(55)
Notional receive amount	Euro	—	—	—	—	—	—	—	—	158	—
Interest pay rate		—	—	—	—	—	—	—	—	1.62%	—
Interest receive rate		—	—	—	—	—	—	—	—	4.34%	—

D. Interest Rate Swaps and Options(2):

I. Fixed to Variable
Notional amount	US$	—	—	—	—	—	—	—	—	1,555	117
Interest pay rate		—	—	—	—	—	—	—	—	5.67%	—
Interest receive rate		—	—	—	—	—	—	—	—	7.50%	—

(1)	Fair value for derivative financial instruments such as cross currency swaps, interest rate swaps and foreign exchange forward contracts represents the amount the Company would receive (pay) to close out the transactions.
(2)	With the implementation of HKAS 39, “Financial Instruments: Recognition and Measurement”, on January 1, 2005, all previous off-balance sheet financial instruments such as cross currency swaps, interest rate swaps and foreign exchange forward contracts have been recognized on the balance sheet as of December 31, 2005 at their fair value.
(3)	Both cross currency and interest rate swaps and the foreign currency denominated debt instruments are excluded from currency risk disclosure, if the cross currency and interest rate swaps eliminate all currency exposures in the cashflows of the related currency denominated debt instruments.

		As of December 31, 2005								As of December 31, 2004
		Expected Maturity Dates
Currency Risk		2006	2007	2008	2009	2010	Thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
		(HK$ equivalent in million)
E. Foreign Exchange Forward Contracts(2)

I.	Euro (in Euro millions - Purchased)	7	—	—	—	—	—	7	(1)	11	22
	Weighted Average Contract Rate (vs HKD)	9.4139	—	—	—	—	—	9.4139	—	8.4347	—

	Euro (in Euro millions - Sold)	1	1	—	—	—	—	2	(1)	4	(6)
	Weighted Average Contract Rate (vs HKD)	8.8897	8.9147	—	—	—	—	8.9023	—	8.9339	—

II.	Australian Dollar (in AUD millions)	0	—	—	—	—	—	0	0	0	0
	Weighted Average Contract Rate (vs HKD)	4.7459	—	—	—	—	—	4.7459	—	4.7825	—

III.	Swiss Franc (in CHF millions)	4	0	—	—	—		4	(3)	16	3
	Weighted Average Contract Rate (vs HKD)	6.5405	6.9600	—	—	—	—	6.5525	—	6.6522	—

IV.	United States Dollar (in USD millions)	61	—	—	—	—	—	61	0	25	(2)
	Weighted Average Contract Rate (vs HKD)	7.7489	—	—	—	—	—	7.7489	—	7.7480	—

V.	British pound (in GBP)	1	—	—	—	—	—	1	(0)	0	0
	Weighted Average Contract Rate (vs HKD)	13.7063	—	—	—	—	—	13.7063	—	13.6489	—

(1)	Fair value for derivative financial instruments such as cross currency swaps, interest rate swaps and foreign exchange forward contracts represents the amount the Company would receive (pay) to close out the transactions.
(2)	With the implementation of HKAS 39, “Financial Instruments: Recognition and Measurement”, on January 1, 2005, all previous off-balance sheet financial instruments such as cross currency swaps, interest rate swaps and foreign exchange forward contracts have been recognized on the balance sheet as of December 31, 2005 at their fair value.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures

During the first half of 2006, an evaluation was carried out by the Company’s management, with the participation of the Chief Executive Officer and Finance Director, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures (as defined in Rule 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended). Based upon that evaluation, the Chief Executive Officer and Finance Director concluded that these disclosure controls and procedures were effective as of December 31, 2005.

During 2005, no change to the Group’s internal control over financial reporting (as defined in Rule 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended) occurred that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The following table summarizes the fees that the Company paid or accrued for services provided by KPMG for the fiscal years ended December 31, 2004 and 2005:

	2004		2005
	(in thousands)
Audit Fees	HK$	4,300	HK$	4,484
Audit Related Fees		204		2,256
Tax Fees		418		475
All Other Fees		138		93

Total	HK$	5,060	HK$	7,308

Audit Fees. This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes statutory audits required by non-U.S. jurisdictions.

Audit-Related Fees. This category consists primarily of fees for audits of the Company’s retirement schemes and review of the documentation on internal control procedures.

Tax Fees. This category consists of fees for consultation and tax compliance services.

All Other Fees. This category consists primarily of fees for professional services rendered in connection with the issuance of notes.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements.

Index to Financial Statements:

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Profit and Loss Account	F-2

Consolidated Balance Sheet	F-3

Consolidated Statement of Changes in Equity	F-4

Consolidated Cash Flow Statement	F-5

Notes to the Financial Statements	F-6

Item 18. Financial Statements.

The Company has elected to provide the information required under Item 17 in lieu of Item 18.

Item 19. Exhibits.

Exhibits to this Annual Report:

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Mass Transit Railway Ordinance (incorporated herein by reference to the Registration Statement on Form F-3, filed by the Company and MTR Corporation (C.I.) Limited on September 10, 2001 (File No: 333-13904) (the “Form F-3”)).

1.2	Memorandum of Association of the Company (incorporated herein by reference to the Form F-3).

1.3	Articles of Association of the Company (as amended on June 8, 2006).

2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

2c.1	Indenture, dated October 1, 1995, between Mass Transit Railway Corporation (the predecessor of the Company) and The First National Bank of Chicago, as Trustee (incorporated herein by reference to the Form F-3).

2c.2	First Supplemental Indenture, dated January 25, 1999, between Mass Transit Railway Corporation (the predecessor of the Company) and The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

2c.3	Second Supplemental Indenture, dated June 12, 2000, between the Company and Bank One Trust Company, N.A. as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

Exhibit Number	Description of Exhibit

2c.4	Third Supplemental Indenture, dated as of September 7, 2001, between MTR Corporation Limited and Bank One Trust Company, N.A., as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

2c.5	Indenture, dated as of September 7, 2001, among MTR Corporation (C.I.) Limited, as Issuer, MTR Corporation Limited, as Guarantor, and Bank One Trust Company, N.A., as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

4.1	Operating Agreement, dated June 30, 2000, between Secretary for Transport (now known as Secretary for the Environment, Transport and Works) for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

4.2	Comfort Letter dated July 14, 2000 from Planning and Lands Bureau (now known as Housing, Planning and Lands Bureau) of the Government of the Hong Kong Special Administrative Region, to the Company regarding land matters relating to the privatization of the Company (incorporated herein by reference to the Form F-3).

4.3	Agreement dated June 30, 2000, in respect of the vesting of certain assets comprised in the Eastern Harbour Crossing, between The Secretary for the Treasury (now known as Secretary for Financial Services and the Treasury) for and on behalf of the Government of the Hong Kong Special Administrative Region, and the Company (incorporated herein by reference to the Form F-3).

4.4	Amendment and Restatement Agreement, dated June 30, 2000 in respect of The Memorandum of Understanding relating to the Eastern Harbour Crossing and The Airport Railway Operating and Maintenance Terms and The Project Agreement for the Design, Construction, Financing and Operating of the Tseung Kwan O Extension and The Letter Agreement relating to the Quarry Bay Congestion Relief Works, dated June 30, 2000, between Secretary for Transport (now known as Secretary for the Environment, Transport and Works) for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

4.5	Indemnity Agreement, dated September 22, 2000, in respect of the global share offering, among the Company, the Members of the Board and the Members of the Executive Directorate and the Government of the Hong Kong Special Administrative Region (incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed by the Company on June 20, 2001).

Exhibit Number	Description of Exhibit

4.6	Project Agreement for the design, construction, financing and operation of the Penny’s Bay Rail Link (now known as Disneyland Resort Line), dated July 24, 2002, between the Company and the Deputy Secretary for the Environment, Transport and Works for and on behalf of the Government (incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed by the Company on June 25, 2003).

7.1	Computation of Ratio of Debt to Shareholders’ Equity based on Hong Kong GAAP.

7.2	Computation of Ratio of Debt to Shareholders’ Equity based on US GAAP.

7.3	Computation of Ratio of Earnings to Fixed Charges based on Hong Kong GAAP.

7.4	Computation of Ratio of Earnings to Fixed Charges based on US GAAP.

8.1	Subsidiaries of the Company.

10.1	Memorandum on Performance Requirements between Commissioner for Transport for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

12.1	Certification of Chief Executive Officer required by Rule 15d-14(a) under the Exchange Act.

12.2	Certification of Finance Director required by Rule 15d-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 15d-14(b) under the Exchange Act.

13.2	Certification of Finance Director required by Rule 15d-14(b) under the Exchange Act.

23.1	Consent of KPMG, Independent Registered Public Accounting Firm.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MTR CORPORATION LIMITED

By:	/s/ Lincoln K.K. Leong
Lincoln K.K. Leong
Finance Director

Date: June 21, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of the Board

MTR Corporation Limited:

We have audited the accompanying consolidated balance sheets of MTR Corporation Limited and its subsidiaries (the “Group”) as of December 31, 2003, 2004 and 2005, the related consolidated profit and loss accounts, consolidated cash flow statements and consolidated statements for changes in equity for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2004 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in Hong Kong.

As further described in Note 3 to the consolidated financial statements, in 2005 the Group adopted all new applicable Hong Kong Financial Reporting Standards, which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKAS”) and Interpretations, issued by the Hong Kong Institute of Certified Public Accountant. Consequently, certain amounts for the years ended December 31, 2003 and 2004 were required to and have been restated to comply with the 2005 initial adoption provisions of those applicable HKASs. The Group adopted HKAS 32 “Financial Instruments: Disclosure and Presentation” and HKAS 39 “Financial Instruments: Recognition and Measurement”, prospectively as of January 1, 2005.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 52 to the consolidated financial statements. As further described in Note 52 to the consolidated financial statements, the amounts of certain differences between accounting principles generally accepted in Hong Kong and accounting principles generally accepted in the United States of America for the years ended December 31, 2004 and 2003 have been restated as a result of the adoption of certain HKASs described in Note 3 and the Company has also revised its presentation of cash flows reported in accordance with accounting principles generally accepted in the United States of America to classify receipts of deferred income from certain leasing transactions as investing activities.

The accompanying consolidated financial statements as of and for the year ended December 31, 2005 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Hong Kong dollars have been translated into United States dollars on the basis set forth in Note 2FF to the consolidated financial statements.

/s/ KPMG

Hong Kong

March 7, 2006, except as to Note 48(C) which is as of April 11, 2006

MTR CORPORATION LIMITED

Consolidated Profit and Loss Account

Year ended December 31, in millions, except per share data

	NOTE	2003		2004		2005		2005
		(Restated)		(Restated)
Fare revenue	4	HK$	5,489	HK$	5,932	HK$	6,282	US$	810
Station commercial and other revenue	5A		1,117		1,311		1,555		201
Rental and management income	5B		988		1,108		1,316		170

Turnover		HK$	7,594	HK$	8,351	HK$	9,153	US$	1,181
			-------		-------		-------		-------
Staff costs and related expenses	6A	HK$	(1,643)	HK$	(1,546)	HK$	(1,614)	US$	(208)
Energy and utilities			(546)		(544)		(541)		(70)
Operational rent and rates			(21)		(70)		(92)		(12)
Stores and spares consumed			(128)		(128)		(120)		(15)
Repairs and maintenance	6B		(477)		(517)		(496)		(64)
Railway support services			(80)		(72)		(74)		(10)
Expenses relating to station commercial and other businesses			(351)		(315)		(358)		(46)
Property ownership and management expenses			(198)		(207)		(238)		(31)
Project study and business development expenses	6C		(49)		(167)		(142)		(18)
General and administration expenses	6D		(167)		(167)		(207)		(27)
Other expenses	6D		(201)		(89)		(170)		(22)

Operating expenses before depreciation		HK$	(3,861)	HK$	(3,822)	HK$	(4,052)	US$	(523)
			-------		-------		-------		-------

Operating profit from railway and related operations before depreciation		HK$	3,733	HK$	4,529	HK$	5,101	US$	658
Profit on property developments	8		5,369		4,568		6,145		793

Operating profit before depreciation		HK$	9,102	HK$	9,097	HK$	11,246	US$	1,451
Depreciation	9		(2,388)		(2,499)		(2,682)		(346)

Operating profit before interest and finance charges		HK$	6,714	HK$	6,598	HK$	8,564	US$	1,105
Interest and finance charges	10		(1,539)		(1,450)		(1,361)		(175)
Change in fair value of investment properties	17		276		2,486		2,800		361
Share of profits less losses of non-controlled subsidiaries and associates	11		22		39		9		1

Profit before taxation		HK$	5,473	HK$	7,673	HK$	10,012	US$	1,292
Income tax	12A		(795)		(1,130)		(1,549)		(200)

Profit for the year		HK$	4,678	HK$	6,543	HK$	8,463	US$	1,092

Attributable to:
- Equity shareholders of the Company	13	HK$	4,678	HK$	6,543	HK$	8,450	US$	1,090
- Minority interests			—		—		13		2

		HK$	4,678	HK$	6,543	HK$	8,463	US$	1,092

Dividends	14
Interim dividend declared and paid during the year		HK$	734	HK$	750	HK$	764	US$	99
Final dividend proposed after the balance sheet date			1,481		1,509		1,535		198

		HK$	2,215	HK$	2,259	HK$	2,299	US$	297

Earnings per share:	15
- Basic		HK$	0.90	HK$	1.23	HK$	1.55	US$	0.20
- Diluted		HK$	0.90	HK$	1.23	HK$	1.55	US$	0.20

The accompanying notes are an integral part of these consolidated financial statements

MTR CORPORATION LIMITED

Consolidated Balance Sheet

As of December 31, in millions

	NOTE	2004		2005		2005
		(Restated)
Assets
Fixed assets	17
- Investment properties		HK$	16,687	HK$	19,892	US$	2,566
- Other property, plant and equipment			83,005		83,383		10,754

		HK$	99,692	HK$	103,275	US$	13,320
Railway construction in progress	18		962		1,006		130
Property development in progress	19A		2,088		2,756		356
Deferred expenditure	20		243		281		36
Prepaid land lease payments	21		621		608		78
Interests in non-controlled subsidiaries	22		63		103		13
Deferred tax assets	39B		15		19		3
Investments in securities	25		202		183		24
Staff housing loans	26		47		34		4
Properties held for sale	27		815		1,311		169
Derivative financial assets	28		—		234		30
Stores and spares	29		248		248		32
Debtors, deposits and payments in advance	30		1,276		3,095		399
Amounts due from the Government and other related parties	31		133		154		20
Cash and cash equivalents	32		269		359		46

		HK$	106,674	HK$	113,666	US$	14,660

Liabilities
Bank overdrafts	33A	HK$	11	HK$	14	US$	2
Short-term loans	33A		—		385		50
Creditors, accrued charges and provisions	34		3,037		3,303		426
Current taxation	39A		3		2		—
Contract retentions	35		240		170		22
Amounts due to related parties	36		1		17		2
Loans and obligations under finance leases	33A		30,367		27,865		3,594
Derivative financial liabilities	28		—		307		40
Deferred liabilities	37		109		112		14
Deferred income	38		4,638		3,584		462
Deferred tax liabilities	39B		6,368		8,011		1,033

		HK$	44,774	HK$	43,770	US$	5,645

Net assets		HK$	61,900	HK$	69,896	US$	9,015

Equity
Share capital, share premium and capital reserve	40	HK$	36,269	HK$	37,450	US$	4,830
Other reserves	41		25,623		32,425		4,182

Total equity attributable to equity shareholders of the Company		HK$	61,892	HK$	69,875	US$	9,012
Minority interests			8		21		3

Total equity		HK$	61,900	HK$	69,896	US$	9,015

The accompanying notes are an integral part of these consolidated financial statements

MTR CORPORATION LIMITED

Consolidated Statement of Changes in Equity

Year ended December 31, in millions

	NOTE	2003				2004				2005				2005
		(Restated)				(Restated)
Total equity as at January 1, as previously reported
- Attributable to equity shareholders of the Company		HK$	53,574			HK$	57,292			HK$	63,499			US$	8,190
- Minority interests (as previously presented separately from liabilities and equity)			8				8				8				1

		HK$	53,582			HK$	57,300			HK$	63,507			US$	8,191
Prior period adjustments on effects of changes in accounting policies	41		(1,121)				(1,169)				(1,607)				(207)

				HK$	52,461			HK$	56,131			HK$	61,900			US$	7,984
Effect of prospective adoption of new accounting policy with respect to financial instruments	41				—				—				124				16

Total equity as at January 1, as restated				HK$	52,461			HK$	56,131			HK$	62,024			US$	8,000

Cash flow hedges:	41
Effective portion of changes in fair value, net of deferred tax		HK$	—			HK$	—			HK$	69			US$	9
Transfer from equity
- to profit and loss account			—				—				32				4
- to initial carrying amount of non-financial hedged items			—				—				(21)				(3)
- to deferred tax			—				—				10				1

				HK$	—			HK$	—			HK$	90			US$	11
(Deficit) / Surplus on revaluation of self-occupied office land and buildings, net of deferred tax	41				(6)				273				406				52
Surplus on revaluation of investment properties, net of deferred tax, as previously reported		HK$	276			HK$	2,486
Prior period adjustments on effects of changes in accounting policies under HKAS 40			(276)				(2,486)

Surplus on revaluation of investment properties, net of deferred tax (2003 and 2004: restated)					—				—
Exchange difference on translation of financial statements of overseas subsidiaries	41				—				—				4				1

Net income recognized directly in equity (2003 and 2004: restated)				HK$	(6)			HK$	273			HK$	500			US$	64
Net profit for the year, as previously reported		HK$	4,450			HK$	4,496
Prior period adjustments on effects of changes in accounting policies	3		228				2,047

Net profit for the year (2003 and 2004: restated)					4,678				6,543				8,463				1,092

Total recognized income and expense for the year (2003 and 2004: restated)				HK$	4,672			HK$	6,816			HK$	8,963			US$	1,156

Dividends approved during the year	14			HK$	(2,178)			HK$	(2,231)			HK$	(2,273)			US$	(293)

Shares issued during the year	40
- Employee Share Option Scheme		HK$	88			HK$	68			HK$	46			US$	6
- Scrip Dividend Scheme			1,088				1,115				1,135				146

				HK$	1,176			HK$	1,183			HK$	1,181			US$	152
Employee share-based payments (2004: restated)	41				—				1				1				—

Movements in equity arising from capital transactions (2004: restated)				HK$	1,176			HK$	1,184			HK$	1,182			US$	152

Total equity as at December 31 (2003 and 2004: restated)				HK$	56,131			HK$	61,900			HK$	69,896			US$	9,015

Total recognized income and expense for the year attributable to:
- Equity shareholders of the Company				HK$	4,672			HK$	6,816			HK$	8,951			US$	1,154
- Minority interests					—				—				12				2

				HK$	4,672			HK$	6,816			HK$	8,963			US$	1,156

The accompanying notes are an integral part of these consolidated financial statements

MTR CORPORATION LIMITED

Consolidated Cash Flow Statement

Year ended December 31, in millions

	NOTE	2003		2004		2005		2005
		(Restated)		(Restated)
Cash flows from operating activities
Operating profit from railway and related operations before depreciation		HK$	3,733	HK$	4,529	HK$	5,101	US$	658
Adjustments for:
Increase / (Decrease) in provision for obsolete stock			7		(3)		—		—
Loss on disposal of fixed assets			16		19		40		5
Write-off / (Write-back) of revaluation deficit of self-occupied office land and buildings			69		(69)		—		—
Deferred project study costs written off			21		64		—		—
Amortization of deferred income from lease transaction			(4)		(5)		(6)		(1)
Amortization of prepaid land lease payments			14		13		13		2
Reduction in fair value of derivative instruments			—		—		9		1
Employee share-based payment expenses			—		4		5		1
Exchange loss / (gain)			1		3		(7)		(1)

Operating profit from railway and related operations before working capital changes		HK$	3,857	HK$	4,555	HK$	5,155	US$	665
Increase in debtors, deposits and payments in advance			(217)		(198)		(82)		(11)
Decrease in stores and spares			4		3		—		—
Increase in creditors, accrued charges and provisions			196		129		118		15

Cash generated from operations		HK$	3,840	HK$	4,489	HK$	5,191	US$	669
Overseas tax paid			(3)		(3)		(2)		—

Net cash generated from operating activities		HK$	3,837	HK$	4,486	HK$	5,189	US$	669

Cash flows from investing activities
Capital expenditure
- Tseung Kwan O Extension Project		HK$	(679)	HK$	(94)	HK$	(114)	US$	(15)
- Disneyland Resort Line Project			(457)		(622)		(272)		(35)
- Tung Chung Cable Car Project			(57)		(345)		(413)		(53)
- Tseung Kwan O property development projects			(58)		(45)		(1,207)		(156)
- Other property development projects			(30)		(138)		(227)		(29)
- Purchase of assets and other capital projects			(1,389)		(1,645)		(1,221)		(158)
Merger studies			—		(53)		(17)		(2)
Receipts from property developers			675		1,683		1,613		208
Proceeds from properties sold			180		893		997		129
Receipts on disposal of fixed assets			3		—		—		—
Payment for purchase of investment in securities			—		(202)		(114)		(15)
Proceeds from sale of investment in securities			—		—		133		17
Loan to an associate			—		—		(15)		(2)
Principal repayments under Staff Housing Loan Scheme			17		21		13		2

Net cash used in investing activities		HK$	(1,795)	HK$	(547)	HK$	(844)	US$	(109)

Cash flows from financing activities
Proceeds from shares issued		HK$	88	HK$	68	HK$	46	US$	6
Drawdown of loans			4,350		2,085		3,800		490
Proceeds from issuance of capital market instruments			3,091		5,109		1,491		192
Repayment of loans			(4,402)		(4,372)		(2,721)		(351)
Repayment of capital market instruments			(4,401)		(4,415)		(4,168)		(537)
Reduction in capital element of finance lease			(103)		(112)		(121)		(15)
Receipts of deferred income from lease transaction			141		—		—		—
(Release) / Collection of refundable deposits and asset replacement reserve funds			(3)		19		(1)		—
Interest paid			(1,643)		(1,301)		(1,416)		(183)
Interest received			14		7		16		2
Interest element of finance lease rental payments			(47)		(38)		(29)		(4)
Finance charges paid			(32)		(16)		(17)		(2)
Dividends paid			(415)		(1,079)		(1,138)		(147)

Net cash used in financing activities		HK$	(3,362)	HK$	(4,045)	HK$	(4,258)	US$	(549)

Net (decrease) / increase in cash and cash equivalents		HK$	(1,320)	HK$	(106)	HK$	87	US$	11
Cash and cash equivalents at January 1			1,684		364		258		33

Cash and cash equivalents at December 31	32	HK$	364	HK$	258	HK$	345	US$	44

The accompanying notes are an integral part of these consolidated financial statements

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2004, 2005

1	Statement of Compliance

These financial statements have been prepared in compliance with the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

With effect from January 1, 2005, all Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) have been converged with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”). As a result, the HKICPA has aligned HKFRSs with the requirements of IFRSs in all material respects from the same date. These financial statements have been prepared in accordance with all HKFRSs, which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKAS”), Interpretations issued by HKICPA and accounting principles generally accepted in Hong Kong. Changes in accounting policies from those adopted in the 2003 and 2004 annual financial statements are disclosed in note 3.

2	Principal Accounting Policies

A	BASIS OF PREPARATION OF FINANCIAL STATEMENTS

i        The measurement basis used in the preparation of the financial statements is historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

•	investment properties (see note 2F(i));
•	other leasehold land and buildings, for which the fair values cannot be measured separately at the inception of the lease and the entire lease is classified as a finance lease (see note 2F(ii));

•	financial instruments classified as investments in securities (see note 2L); and

•	derivative financial instruments (see note 2T);

ii        The preparation of the financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements and estimations about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates are discussed in note 50.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

B	BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and its subsidiaries (collectively refer to as the “Group”) and the Group’s interest in associates except for non-controlled subsidiaries (see note 2D) made up to December 31, each year. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from or to the date of their acquisition or disposal, as appropriate. All material inter-company transactions and balances are eliminated on consolidation.

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

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses attributable to the minority exceed the minority interest in the equity of a subsidiary, the excess, and any further losses attributable to the minority, are charged against the Group’s interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. All subsequent profits of the subsidiary are allocated to the Group until the minority’s share of losses previously absorbed by the Group has been recovered.

Investments in subsidiaries are carried in the Company’s balance sheet at cost less any impairment losses (see note 2G(ii)).

D	NON-CONTROLLED SUBSIDIARIES

Non-controlled subsidiaries are not consolidated to the financial statements as the Group does not have effective control over their Boards. The investments in non-controlled subsidiaries are accounted for in the consolidated financial statements of the Company using the equity method and are initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of their net assets. The consolidated profit and loss account reflects the Group’s share of the results of those subsidiaries for the year.

Unrealized profits and losses resulting from transactions between the Group and the non-controlled subsidiaries are eliminated to the extent of the Group’s interest in those subsidiaries, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in the profit and loss account.

In the Company’s balance sheet, its investments in non-controlled subsidiaries are stated at cost less impairment losses (see note 2G(ii)).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

E	ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

An associate is an entity over which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements of the Company using the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s or the jointly controlled entity’s net assets. The consolidated profit and loss account reflects the Group’s share of the post acquisition results of the associates and jointly controlled entities for the year.

When the Group’s share of losses equals or exceeds its interest in the associate or the jointly controlled entity, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or the jointly controlled entity. For this purpose, the Group’s interest in the associate and the jointly controlled entity is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate or the jointly controlled entity.

Unrealized profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the associates and jointly controlled entities, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in the profit and loss account.

In the Company’s balance sheet, its investments in associates and jointly controlled entities are stated at cost less impairment losses (see note 2G(ii)).

F	FIXED ASSETS

i        Investment properties are land and / or buildings which are owned or held under a leasehold interest to earn rental income and / or for capital appreciation.

Investment properties are stated in the balance sheet at fair value as determined annually by independent professionally qualified valuers. Gains or losses arising from changes in the fair value are recognized as profit or loss in the year in which they arise.

Property that is being constructed or developed for future use as investment property is classified as asset under construction within property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property at fair value. Any difference between the fair value of the property at that date and its previous carrying amount is recognized in the profit and loss account.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

ii        Land held for own use under operating leases and buildings thereon, where the fair values of the leasehold interest in the land and buildings cannot be measured separately at the inception of the lease are accounted for as being held under a finance lease, unless the buildings are also clearly held under an operating lease. The self-occupied land and buildings are stated in the balance sheet at their fair values on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation. Revaluations are performed by independent qualified valuers every year, with changes in the value arising on revaluations treated as movements in the fixed asset revaluation reserve, except:

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

iii        Civil works and plant and equipment are stated at cost less accumulated depreciation and impairment losses (see note 2G(ii)).

iv        Assets under construction are stated at cost less impairment losses (see note 2G(ii)). Cost comprises direct costs of construction, such as materials, staff costs and overheads, together with interest expense capitalized during the period of construction or installation and testing. Capitalization of these costs ceases and the asset concerned is transferred to the appropriate fixed assets category when substantially all the activities necessary to prepare the asset for its intended use are completed.

v	Leased assets

(a)        Leases of assets under which the lessee assumes substantially all the risks and rewards of ownership are classified as finance leases. Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments (computed using the rate of interest implicit in the lease), of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation and impairment losses are accounted for in accordance with the accounting policy as set out in notes 2H(iv) and 2G(ii) respectively. Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

(b)        Leases of assets, other than that mentioned in note 2F(v)(c) below, under which the lessor has not transferred substantially all the risks and rewards of ownership are classified as operating leases. Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group’s depreciation policies. Impairment losses are accounted for in accordance with the accounting policies on impairment of assets (see note 2G(ii)). Revenue arising from operating leases is recognized in accordance with the Group’s revenue recognition policies as set out in note 2Y.

(c)        Land held for own use under an operating lease where its fair value cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease (see note 2F(ii)). For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later.

vi        Subsequent expenditure relating to the replacement of certain parts of an existing fixed asset is recognized in the carrying amount of the asset if it is probable that future economic benefit will flow to the Group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized, with gain or loss arising therefrom dealt with in the profit and loss account.

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

G	IMPAIRMENT OF ASSETS

i        Impairment of debtors and other receivables

Debtors and other current and non-current receivables are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets) where the effect of discounting is material.

If in a subsequent period the amount of an impairment loss decreases, the impairment loss is reversed through the profit and loss account.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

ii      Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:

•	fixed assets (other than properties carried at revalued amounts);

•	railway construction in progress;

•	prepaid land lease payments;

•	property development in progress;

•	deferred expenditure; and

•	investments in subsidiaries, associates and jointly controlled entities.

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

An impairment loss is recognized in the profit and loss account whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount.

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

i        Investment properties are not depreciated.

ii       Fixed assets other than investment properties and assets under construction are depreciated on a straight-line basis at rates sufficient to write off their cost or valuation over their estimated useful lives as follows:

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

Land and Buildings
Self-occupied office land and buildings	the shorter of 50 years and the unexpired term of the lease

Civil Works
Excavation and boring	Indefinite
Tunnel linings, underground civil structures, overhead structures and immersed tubes	100 years
Station building structures	80 -100 years
Depot structures	80 years
Concrete kiosk structures	20 years

Plant and Equipment
Rolling stock	10 - 40 years
Platform screen doors	35 years
Rail track	7 - 30 years
Environmental control systems, lifts and escalators, fire protection and drainage system	20 - 30 years
Power supply systems	20 - 40 years
Automatic fare collection systems, metal station kiosks, and other mechanical equipment	20 years
Train control and signaling equipment, station announcement systems, telecommunication systems and advertising panels	15 years
Station architectural finishes	20 - 30 years
Fixture and fitting	10 - 15 years
Maintenance equipment, office furniture and equipment	10 years
Computer software licenses and applications	5 - 7 years
Cleaning equipment, computer equipment and tools	5 years
Motor vehicles	4 years

Where parts of an item of property, plant and equipment have different useful lives, each part is depreciated separately. The useful lives of the various categories of fixed assets are reviewed annually in the light of actual asset condition, usage experience and the current asset replacement program.

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

December 31, 2003, 2004, 2005

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

i       Costs incurred by the Group in respect of site preparation and land costs paid for property development are dealt with as property development in progress.

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

iii     Expenditure incurred on the development of properties for self-occupation by the Group is transferred to fixed assets when the occupation permits are issued and the properties are put into use.

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

December 31, 2003, 2004, 2005

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

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

K	JOINTLY CONTROLLED OPERATIONS

The arrangements entered into by the Group with developers for property developments without establishing separate entities are considered to be jointly controlled operations pursuant to HKAS 31 “Investments in joint ventures”. Under the development arrangements, the Group is normally responsible for its own costs, including in-house staff costs and the costs of enabling works, and the developers normally undertake to pay for all other project costs such as land premium, construction costs, professional fees, etc. Such costs are deductible from the proceeds of sale before surplus proceeds are shared. In respect of its interests in such operations, the Group accounts for the costs of enabling works and land costs paid net of up-front payments received as property development in progress. In cases where up-front payments received from developers exceed the related expenditures incurred by the Group, such excess is recorded as deferred income. Expenses incurred by the Group on staff, overhead and consultancy fees in respect of these developments are also capitalized as property development in progress. The Group’s share of income earned from such operations is recognized in the profit and loss account in accordance with note 2J(v) after netting off any related balance in property development in progress at that time.

L	INVESTMENTS IN SECURITIES

The Group’s policies for investments in securities (other than investments in its subsidiaries, non-controlled subsidiaries, associates and jointly controlled entities), which are held for trading purpose, are as follows:

i        Investments in securities are initially stated at fair value. At each balance sheet date the fair value is remeasured, with any resultant unrealized gain or loss being recognized in the profit and loss account.

ii       Investments are recognized / derecognized on the date the Group commits to purchase / sell the investments or they expire.

iii      Profit or loss on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the profit and loss account as they arise.

M	DEFEASANCE OF LONG-TERM LEASE PAYMENTS

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

N	STORES AND SPARES

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

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

O	LONG-TERM CONSULTANCY CONTRACTS

The accounting policy for contract revenue is set out in note 2Y(iii). When the outcome of a fixed-price consultancy contract can be estimated reliably, contract costs are recognized as expense by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. When the outcome of a consultancy contract cannot be estimated reliably, contract costs are recognized as an expense in the period in which they are incurred.

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

P	CASH EQUIVALENTS

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

Q	DEBTORS, DEPOSITS AND PAYMENTS IN ADVANCE

Debtors, deposits and payments in advance are initially recognized at fair value and thereafter stated at amortized cost less impairment losses for bad and doubtful debts (see note 2G(i)), except where the effect of discounting would be immaterial or the discount is not measurable as the receivables are interest-free loans made to related parties without any fixed repayment terms. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (see note 2G(i)).

R	INTEREST-BEARING BORROWINGS

Interest-bearing borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized costs; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the profit and loss account over the period of the borrowings using the effective interest method.

S	CREDITORS, ACCRUED CHARGES AND PROVISIONS

Creditors, accrued charges and provisions are stated at amortized cost if the effect of discounting would be material, otherwise they are stated at cost.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

T	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The Group uses derivative financial instruments such as interest rate swaps and currency swaps to manage its interest rate and foreign exchange exposure. Based on Group policy, these instruments are used solely for reducing or eliminating financial risks associated with the Group’s liabilities and not for trading or speculation purposes.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at each balance sheet date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged.

Where hedge accounting applies, the Group designates derivatives employed as either: (1) a fair value hedge: to hedge the fair value of recognized liabilities; or (2) a cash flow hedge: to hedge the variability in cash flows of a recognized liability or the foreign currency risk of a firm commitment.

i	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit and loss account, together with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

ii	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized directly in equity. The gain or loss relating to the ineffective portion is recognized immediately in the profit and loss account.

When a hedging instrument used to hedge the variability in cash flows of a recognized liability expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting; or the Group revokes designation of the hedge relationship, the associated gain or loss is removed from equity and recognized in the profit and loss account.

When a hedge of a firm commitment subsequently results in the recognition of a fixed asset, the associated gain or loss is removed from equity and included in the initial cost or other carrying amount of the asset.

When the hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged commitment is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognized in accordance with the above policy when the transaction occurs.

iii	Derivatives that do not qualify for hedge accounting

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the profit and loss account.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

U	EMPLOYEE BENEFITS

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

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

iv      Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date is recognized as a staff cost, unless the original employee expenses qualify for recognition as an asset, on a straight-line basis over the vesting period and taking into account the probability that the options will vest, with a corresponding increase in the employee share-based capital reserve within equity. Fair value is measured by use of a Black-Scholes model, taking into account the terms and conditions upon which the options were granted. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognized in prior years is charged / credited to the profit and loss account for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve). The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits).

For cash-settled share-based payments, a liability equal to the portion of the services received is recognized at the fair value of the shares determined at each balance sheet date.

v      Termination benefits are recognized when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

V	RETIREMENT SCHEMES

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

Employer’s contributions to the defined contribution section of the MTR Corporation Limited Retirement Scheme and the MPF Scheme are recognized in the accounts in accordance with the policy set out in note 2U(ii).

The employer’s contributions paid and payable in respect of employees of the hybrid benefit section of the MTR Corporation Limited Retirement Scheme, as calculated annually by independent actuaries in accordance with the Retirement Scheme Rules and provisions of the Occupational Retirement Schemes Ordinance, are used to satisfy the pension expenses recognized in the accounts according to note 2U(iii). Any deficit or surplus thereof will be dealt with in the balance sheet as accrued or prepaid benefit expenses, as the case may be.

W	INCOME TAX

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

December 31, 2003, 2004, 2005

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

•	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

•	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

X	PROVISIONS AND CONTINGENT LIABILITIES

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

Y	REVENUE RECOGNITION

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

Z	OPERATING LEASE CHARGES

i       Rentals payable under operating leases are charged on a straight-line basis over the period of the lease to the profit and loss account, except for rentals payable in respect of railway construction, property development in progress and proposed capital projects which are capitalized as part of railway construction in progress, property development in progress and deferred expenditure respectively.

ii      Prepaid land lease payments for land are stated at cost and are amortized on a straight-line basis over the period of the lease terms to the profit and loss account as land lease expenses.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

AA	INTEREST AND FINANCE CHARGES

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

BB	FOREIGN CURRENCY TRANSLATION

Foreign currency transactions during the year are translated into Hong Kong dollars and recorded at exchange rates ruling at the transaction dates. Foreign currency monetary assets and liabilities are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are recognized in profit and loss account.

The results of foreign enterprises are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

CC	SEGMENT REPORTING

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group’s internal financial reporting system, the Group has chosen business segment information as the primary reporting format. As substantially all the principal operating activities of the Group are carried out in Hong Kong, no geographical segment information is provided.

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

Unallocated items mainly comprise derivative financial assets and liabilities, corporate assets, interest-bearing loans, borrowings, share of results of non-controlled subsidiaries, associates and jointly controlled entities, corporate and financing expenses and minority interests.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

DD	RELATED PARTIES

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities including entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

EE	GOVERNMENT GRANTS

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

FF	TRANSLATION OF 2005 CONSOLIDATED FINANCIAL STATEMENTS TO UNITED STATES DOLLARS

The Group publishes its consolidated financial statements expressed in Hong Kong Dollars. In these consolidated financial statements references to “US Dollars” or “US$” are to United States Dollars and references to “Hong Kong Dollars” or “HK$” are to Hong Kong Dollars. Solely for the convenience of the reader, the 2005 consolidated financial statements have been translated into US Dollars at the specified rate below. These translations should not be construed as representations that the Hong Kong Dollar amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. The translation of Hong Kong Dollars into US Dollars have been made at the rate of US$1.00 to HK$7.7533 which was the noon buying rate in New York City for cable transfers in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2005.

3	Adoption of New Hong Kong Financial Reporting Standards

A        The Group has adopted all HKFRSs (which include all HKASs, Interpretations issued by the Standing Interpretations Committee of IASB (“HK(SIC)-Ints”) and Interpretations issued by the HKICPA (“HK-Ints”)) issued up to December 31, 2005 pertinent to its operations. The applicable HKFRSs are set out below and the financial statements for the years ended December 31, 2003 and 2004 have been restated in accordance with the relevant requirements except for HKASs 32 and 39 which have been adopted prospectively as of January 1, 2005.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 11	Construction Contracts
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 20	Accounting for Government Grants and Disclosure of Government Assistance
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings Per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HK(SIC)-Int 15	Operating Leases - Incentives
HK(SIC)-Int 21	Income Taxes - Recovery of Revalued Non-Depreciable Assets
HK(SIC)-Int 27	Evaluating the Substance of Transaction Involving the Legal Forms of a Lease
HK-Int 2	The Appropriate Accounting Policies for Hotel Properties
HK-Int 3	Revenue - Pre-completion Contracts for the Sale of Development Properties
HK-Int 4	Leases - Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The adoption of the above new HKFRSs has the following impacts on the Group’s accounting policies:

i        The adoption of HKASs 2, 7, 8, 10, 11, 12, 14, 16, 18, 19, 20, 21, 23, 27, 28, 31, 33, 36, 37, HKFRS 3, HK(SIC)-Ints 15, 27 and HK-Ints 3, 4 do not result in substantial changes to the Group’s accounting policies. In summary:

•	HKASs 2, 8, 16, 27 and 28 affect certain disclosure of the financial statements; and

•	HKASs 7, 10, 11, 12, 14, 18, 19, 20, 21, 23, 31, 33, 36, 37, HKFRS 3, HK(SIC)-Ints 15, 27 and HK-Ints 3, 4 do not have any impact as the Group’s accounting policies already comply with those standards.

ii       The adoption of HKAS 1 has resulted in changes in presentation of shares of non-controlled subsidiaries’ taxation and minority interests as follow:

•	in prior years, the Group’s share of taxation of non-controlled subsidiaries accounted for using the equity method was included as part of the Group’s income tax in the consolidated profit and loss account. With effect from January 1, 2005, the Group has changed the presentation and includes the share of taxation of non-controlled subsidiaries accounted for using the equity method in the respective shares of profit or loss reported in the consolidated profit and loss account before arriving at the Group’s profit or loss before tax; and

•	in prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the profit and loss account as a deduction before arriving at the profit attributable to equity shareholders (the equity shareholders of the Company). With effect from January 1, 2005, in order to comply with HKASs 1 and 27, the Group has changed its accounting policy relating to presentation of minority interests. Under the new policy, minority interests are presented as part of equity, separately from interests attributable to the equity shareholders of the Company.

These changes in presentation have been applied retrospectively with comparatives restated.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

iii    The adoption of HKAS 17 has resulted in a change in accounting policy relating to leasehold land. Leasehold land and buildings were previously accounted for as finance leases and were stated at cost or valuation less accumulated depreciation. In accordance with HKAS 17, a leasehold interest in land is accounted for as an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be measured separately from the fair value of the leasehold interest in the land at the time the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later. Pursuant to these requirements, the land premium paid for distinguishable leasehold land is accounted for as an operating lease and amortized over its unexpired lease term, whereas indistinguishable leasehold land and building is stated collectively at valuation less accumulated depreciation. The new accounting policies have been adopted retrospectively and the adjustments for each financial statement line item affected for December 31, 2003, 2004 and 2005 are set out in notes 3B(i) and (ii).

iv    The adoption of HKAS 24 resulted in an expanded definition of related parties to include post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group, in addition to entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and / or their close family members). This revised definition has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current period.

v     The adoption of HKASs 32 and 39 has resulted in a change in accounting policy for recognition, measurement and disclosure of financial instruments. Prior to January 1, 2005, derivatives of the Group were not recorded on the balance sheet based on the then prevailing accounting standards. In accordance with the provisions of HKAS 39, all derivatives have been recognized at their fair value on the balance sheet on January 1, 2005. Subject to meeting the requirements to qualify for hedge accounting, those underlying financial liabilities, such as loans that are designated as hedged items for fair value hedges, have been revalued at their fair values with corresponding adjustments made to their carrying amounts on the balance sheet. Depending on the type of hedging relationship, subsequent changes in fair value of derivatives and hedged items are to be charged to the profit and loss account or directly transferred to hedging reserve. The changes in accounting policies relating to accounting for financial instruments were adopted by way of opening balance adjustments to other reserves as at January 1, 2005. Comparative amounts have not been restated as the Company has adopted HKASs 32 and 39 prospectively. The adjustments for each financial statement line affected for the year ended December 31, 2005 are set out in note 3B(ii).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

vi     The adoption of HKAS 40 has resulted in a change in accounting policy for the Group’s investment properties. In prior years, increases in the valuation of investment property were credited to the investment property revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on the portfolio, or when a deficit previously recognized in the profit and loss account had reversed, or when an individual investment property was disposed of. In these limited circumstances, movements in the fair value were recognized in the profit and loss account. Following the adoption of HKAS 40, all changes in valuation of the investment property are to be recognized in the profit and loss account.

The adoption of HK(SIC)-Int 21 has resulted in a change in accounting policy for the deferred tax treatment on the Group’s investment properties. Prior to January 1, 2005, deferred tax on changes in fair value of investment properties arising from revaluation was not provided on the basis that the recovery of the carrying amount would be through sale and was calculated at the tax rate applicable on eventual sale, which in Hong Kong is nil. Following the adoption of HK(SIC)-Int 21, the deferred tax arising from revaluation of the investment properties is required to be valued on the basis that the recovery of the carrying amount of the properties would be through use and calculated at the profits tax rate and is charged to the profit and loss account.

All the above changes in accounting policies relating to investment property have been adopted retrospectively. The adjustments for each financial statement line affected for December 31, 2003, 2004 and 2005 are set out in notes 3B(i) and (ii).

vii    The adoption of HKFRS 2 has resulted in a change in accounting policy for employee share options and other share-based payments. Prior to this, no amounts were recognized when employees were granted share options over shares in the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option’s exercise price receivable. Following the adoption of HKFRS 2:

•	the fair value of share options at grant date are amortized over the relevant vesting periods to the profit and loss account with corresponding increases recognized in an employee share-based capital reserve within equity; and

•	the fair value of cash-settled share-based payments are charged to profit and loss account, with corresponding amount recorded in liabilities.

The new accounting policies have been applied retrospectively with comparatives restated, except that the Group has taken advantage of the transitional provisions set out in HKFRS 2, under which the new recognition and measurement policies have not been applied to all options granted to employees on or before November 7, 2002. The adjustments for each financial statement line affected for the years ended December 31, 2003, 2004 and 2005 are set out in notes 3B(i) and (ii).

viii   The introduction of HK-Int 2 has resulted in a change in accounting policy on depreciation of the Group’s rails assets. In prior years, certain rails assets subject to continuous repair and maintenance had been carried at historical cost without depreciation as those assets were considered to be maintained in full working condition, while the related repair and maintenance and replacement cost of which was charged to the profit and loss account as revenue expenses. Following the introduction of HK-Int 2, depreciation is provided on such rails assets and charged to the profit and loss account while rail replacement cost is capitalized and depreciated.

Comparative figures have not been adjusted on adoption of the new policies as the financial impact of a retrospective adjustment is not material.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

B	i Pursuant to HKAS 8 (which outlines the disclosure requirements when a change in accounting policy has a material effect on the current and prior periods presented), the Group has retrospectively restated the opening balances of the retained profits as at January 1, 2003, 2004 and 2005 to take into account the effects of changes in the above accounting policies, except for HKASs 32 and 39 (note 3B(iii)) which are applied prospectively and HK-Int 2 (note 3B(iv)) as explained in notes 3A(v) and (viii) above. The previously reported net profit for the years ended December 31, 2003 and 2004 have also been adjusted. These effects on the financial statements are summarized as follows:

Consolidated profit and loss account

	Effects of adopting
in millions	HKAS 17		HKAS 40		HKFRS 2		HK(SIC)- Int 21		Total
Effects on periods prior to 2003
Decrease in depreciation	HK$	84	HK$	—	HK$	—	HK$	—	HK$	84
Increase in other expenses		(84)		—		—		—		(84)
Revaluation gain on investment properties		—		6,406		—		—		6,406
Increase in deferred tax		—		—		—		(1,121)		(1,121)

Increase in retained profits	HK$	—	HK$	6,406	HK$	—	HK$	(1,121)	HK$	5,285

Effects on year ended December 31, 2003
Decrease in depreciation	HK$	14	HK$	—	HK$	—	HK$	—	HK$	14
Increase in other expenses		(14)		—		—		—		(14)
Revaluation gain on investment properties		—		276		—		—		276
Increase in deferred tax		—		—		—		(48)		(48)

Increase in profit for the year ended December 31, 2003*	HK$	—	HK$	276	HK$	—	HK$	(48)	HK$	228

Effects on year ended December 31, 2004
Decrease in depreciation	HK$	13	HK$	—	HK$	—	HK$	—	HK$	13
Increase in other expenses		(13)		—		—		—		(13)
Revaluation gain on investment properties		—		2,486		—		—		2,486
Increase in deferred tax		—		—		—		(435)		(435)
Increase in staff costs and related expenses for share option schemes		—		—		(4)		—		(4)

Increase in profit for the year ended December 31, 2004*	HK$	—	HK$	2,486	HK$	(4)	HK$	(435)	HK$	2,047

Increase in retained profits as at December 31, 2004	HK$	—	HK$	9,168	HK$	(4)	HK$	(1,604)	HK$	7,560

*	Restated profits for the years ended December 31, 2003 and 2004 are HK$4,678 million and HK$6,543 million respectively, after taking into account the prior year adjustments of HK$228 million and HK$2,047 million respectively due to changes in accounting policies (note 41).

Consolidated balance sheet

	Effects of adopting
in millions	HKAS 17		HKAS 40		HKFRS 2		HK(SIC)- Int 21		Total
Effects as at December 31, 2004
Assets
Decrease in other property, plant and equipment	HK$	(621)	HK$	—	HK$	—	HK$	—	HK$	(621)
Increase in prepaid land lease payments		621		—		—		—		621

	HK$	—	HK$	—	HK$	—	HK$	—	HK$	—

Liabilities
Increase in creditors, accrued charges and provisions	HK$	—	HK$	—	HK$	3	HK$	—	HK$	3
Increase in deferred tax liabilities		—		—		—		1,604		1,604

	HK$	—	HK$	—	HK$	3	HK$	1,604	HK$	1,607

Net assets	HK$	—	HK$	—	HK$	(3)	HK$	(1,604)	HK$	(1,607)

Equity
Decrease in investment property revaluation reserve	HK$	—	HK$	(9,168)	HK$	—	HK$	—	HK$	(9,168)
Increase in employee share-based capital reserve		—		—		1		—		1
Increase / (decrease) in retained profits		—		9,168		(4)		(1,604)		7,560

	HK$	—	HK$	—	HK$	(3)	HK$	(1,604)	HK$	(1,607)

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

ii        The following tables provide estimates of the extent to which each of the line items in the consolidated profit and loss account, and the Group’s and the Company’s balance sheets for the year ended December 31, 2005 is higher or lower than it would have been had the previous policies still been applied in the year, where it is practicable to make such estimates.

Consolidated profit and loss account

	Estimated effects of adopting
in millions	HKAS 17		HKASs 32 & 39		HKAS 40		HKFRS 2		HK(SIC)- Int 21		Total
Estimated effects on year ended December 31, 2005
Decrease in depreciation	HK$	13	HK$	—	HK$	—	HK$	—	HK$	—	HK$	13
Increase in other expenses		(13)		(9)		—		—		—		(22)
Revaluation gain on investment properties		—		—		2,800		—		—		2,800
Increase in interest and finance charges		—		(6)		—		—		—		(6)
Decrease / (increase) in deferred tax		—		3		—		1		(490)		(486)
Increase in staff costs and related expenses for share option schemes		—		—		—		(5)		—		(5)

Increase in profit for the year ended December 31, 2005	HK$	—	HK$	(12)	HK$	2,800	HK$	(4)	HK$	(490)	HK$	2,294

Consolidated balance sheet

	Estimated effects of adopting
in millions	HKAS 17		HKASs 32 & 39		HKAS 40		HKFRS 2		HK(SIC)- Int 21		Total
Estimated effects as at December 31, 2005
Assets
Decrease in other property, plant and equipment	HK$	(608)	HK$	—	HK$	—	HK$	—	HK$	—	HK$	(608)
Decrease in deferred expenditure		—		(109)		—		—		—		(109)
Increase in prepaid land lease payments		608		—		—		—		—		608
Increase in derivative financial assets		—		234		—		—		—		234

	HK$	—	HK$	125	HK$	—	HK$	—	HK$	—	HK$	125

Liabilities
Increase in creditors, accrued charges and provisions	HK$	—	HK$	—	HK$	—	HK$	7	HK$	—	HK$	7
Decrease in loans		—		(410)		—		—		—		(410)
Increase in derivative financial liabilities		—		307		—		—		—		307
Increase / (decrease) in deferred tax liabilities		—		2		—		(1)		2,094		2,095

	HK$	—	HK$	(101)	HK$	—	HK$	6	HK$	2,094	HK$	1,999

Net assets	HK$	—	HK$	226	HK$	—	HK$	(6)	HK$	(2,094)	HK$	(1,874)

Equity
Decrease in investment property revaluation reserve	HK$	—	HK$	—	HK$	(11,968)	HK$	—	HK$	—	HK$	(11,968)
Increase in hedging reserve		—		24		—		—		—		24
Increase in employee share-based capital reserve		—		—		—		2		—		2
Increase / (decrease) in retained profits		—		202		11,968		(8)		(2,094)		10,068

	HK$	—	HK$	226	HK$	—	HK$	(6)	HK$	(2,094)	HK$	(1,874)

iii      Following the prospective adoption of HKAS 39 from January 1, 2005, the following adjustments were made on the same date:

•	recognize derivatives at fair value on the balance sheet on January 1, 2005 and adjust the balance to retained profits, except for those qualified for effective cash flow hedges which are recognized in the hedging reserve directly; and

•	revalue those financial assets or financial liabilities that should be valued at fair value and those that should be valued at amortized cost and adjust the balance to retained profits at January 1, 2005.

As a result, the balances of retained profits and hedging reserve on January 1, 2005 have been increased by HK$190 million and decreased by HK$66 million respectively (note 41).

iv      With regard to HK-Int 2, the Company has conducted an assessment of the financial implications of this new interpretation to its financial statements and concluded that the impact was not significant and thus no prior period adjustment was considered necessary.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

4	Fare Revenue

in millions	2003		2004		2005
Fare revenue comprises:
MTR Lines	HK$	5,064	HK$	5,417	HK$	5,721
Airport Express Line		425		515		561

	HK$	5,489	HK$	5,932	HK$	6,282

The MTR Lines comprise the Kwun Tong, Tsuen Wan, Island, Tung Chung and Tseung Kwan O Lines and, effective from August 1, 2005, the Disneyland Resort Line.

5	Non-fare Revenue

A     STATION COMMERCIAL AND OTHER REVENUE

in millions	2003		2004		2005
Station commercial and other revenue comprises:
Advertising	HK$	386	HK$	467	HK$	510
Kiosk rental		275		298		344
Telecommunication income		198		238		334
Consultancy income		143		182		211
Miscellaneous business revenue		115		126		156

	HK$	1,117	HK$	1,311	HK$	1,555

B     RENTAL AND MANAGEMENT INCOME

in millions	2003		2004		2005
Rental income was attributable to:
Telford Plaza	HK$	365	HK$	388	HK$	470
Luk Yeung Galleria		114		117		120
Paradise Mall		119		115		111
Maritime Square		209		224		252
International Finance Centre		10		77		122
Other properties		71		73		108

	HK$	888	HK$	994	HK$	1,183
Management income		94		108		126
Property agency income		6		6		7

	HK$	988	HK$	1,108	HK$	1,316

Included in rental income is service income of HK$63 million (2004: HK$63 million; 2003: HK$63 million) relating to the provision of air conditioning services. The leasing of Two International Finance Centre commenced in September 2003.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

6	Operating Expenses Before Depreciation

A     Staff costs comprise:

in millions	2003		2004		2005
			(Restated)
Amount charged to profit and loss account under:
- staff costs and related expenses	HK$	1,643	HK$	1,546	HK$	1,614
- repairs and maintenance		37		46		50
- expenses relating to station commercial and other businesses		113		129		145
- property ownership and management expenses		28		32		40
- project study and business development expenses		3		28		32
- other line items		53		54		51
Amount capitalized in:
- railway construction in progress		166		158		136
- property development in progress		81		74		76
- assets under construction and other projects		326		247		261
- amount recoverable		136		134		166

Total staff costs	HK$	2,586	HK$	2,448	HK$	2,571

Included in operating expenses are the following:

in millions	2003		2004		2005
			(Restated)
Share options granted to directors and employees	HK$	—	HK$	4	HK$	5
Contributions to defined contribution plans and Mandatory Provident Fund		13		16		12
Expense recognized in respect of defined benefit plans (note 44C)		156		138		134

	HK$	169	HK$	158	HK$	151

B    Repairs and maintenance costs relate mainly to contracted maintenance and revenue works. Other routine repairs and maintenance works are performed by in-house operations, the costs of which are included under staff costs and stores and spares consumed.

C    Project study and business development expenses comprise:

in millions	2003		2004		2005
New business development expenses	HK$	28	HK$	103	HK$	142
Tseung Kwan O South Station Project (note 18)		—		49		—
South Island Line (note 20)		21		15		—

	HK$	49	HK$	167	HK$	142

New business development expenses relate mainly to studies on business opportunities in China and Europe in line with the Group’s business strategy.

D     Included in general and administration expenses and other expenses are the following charges / (credits):

in millions	2003		2004		2005
	(Restated)		(Restated)
Auditors’ remuneration
- audit services	HK$	3	HK$	4	HK$	4
- tax services		1		1		1
- other services		—		—		2

Write-off / (Write-back) of deficit on revaluation of self-occupied office land and buildings (note 17C)	HK$	69	HK$	(69)	HK$	—

Loss on disposal of fixed assets	HK$	16	HK$	19	HK$	40

Derivative financial instruments:
- foreign exchange contracts - ineffective portion of cash flow hedges	HK$	—	HK$	—	HK$	6
- transfer from hedging reserve		—		—		3

Amortization of land lease expenses (note 21)	HK$	14	HK$	13	HK$	13

Unrealized loss on revaluation of investment in securities	HK$	—	HK$	1	HK$	—

Operating lease expenses:
Office buildings and staff quarters	HK$	12	HK$	10	HK$	10
Less: Amount capitalized		5		3		2

	HK$	7	HK$	7	HK$	8

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

7	Remuneration of Members of the Board and the Executive Directorate

A	REMUNERATION OF MEMBERS OF THE BOARD AND THE EXECUTIVE DIRECTORATE

i       The aggregate emoluments of the Members of the Board and the Executive Directorate of the Company disclosed pursuant to section 161 of the Hong Kong Companies Ordinance were as follows:

in millions	2003		2004		2005
Fees	HK$	2	HK$	3	HK$	3
Salaries, housing allowances and other benefits-in-kind		28		28		29
Variable remuneration related to performance		3		8		11
Retirement scheme contributions		4		3		2

	HK$	37	HK$	42	HK$	45

ii      The gross emoluments (excluding share-based payments) of the Members of the Board and the Members of the Executive Directorate were within the following bands:

	2003	2004	2005
Emoluments	Number	Number	Number
HK$0 - HK$500,000	8	9	10
HK$500,001 - HK$1,000,000	2	1	1
HK$1,000,001 - HK$1,500,000	—	—	2
HK$4,000,001 - HK$4,500,000	3	—	—
HK$4,500,001 - HK$5,000,000	2	4	5
HK$5,000,001 - HK$5,500,000	1	2	1
HK$6,000,001 - HK$6,500,000	1	—	—
HK$9,000,001 - HK$9,500,000	—	1	—
HK$9,500,001 - HK$10,000,000	—	—	1

	17	17	20

The information shown in the above table includes the five highest paid employees who are Members of the Executive Directorate.

iii     The remuneration details of individual Members of the Board and the Executive Directorate for 2004 and 2005 are shown below:

in millions	Fees		Base pay, allowances, and benefits in kind		Retirement scheme contribution			Variable remuneration related to performance		Total
2004
Members of the Board
- Raymond Ch’ien Kuo-fung	HK$	1.0	HK$	—	HK$	—		HK$	—	HK$	1.0
- Cheung Yau-kai		0.2		—		—			—		0.2
- David Gordon Eldon		0.2		—		—			—		0.2
- Christine Fang Meng-sang (appointed on January 1, 2004)		0.2		—		—			—		0.2
- Edward Ho Sing-tin		0.3		—		—			—		0.3
- Lo Chung-hing		0.2		—		—			—		0.2
- T. Brian Stevenson		0.3		—		—			—		0.3
- Robert Charles Law Footman		0.2		—		—			—		0.2
- Sarah Liao Sau-tung		0.2		—		—			—		0.2
- Frederick Ma Si-hang		0.2		—		—			—		0.2

Members of the Executive Directorate
- Chow Chung-kong		—		5.6		—	*		3.4		9.0
- Russell John Black		—		3.6		0.5			0.8		4.9
- William Chan Fu-keung		—		3.6		0.5			0.8		4.9
- Philip Gaffney		—		3.9		0.6			0.8		5.3
- Thomas Ho Hang-kwong		—		3.6		0.5			0.8		4.9
- Lincoln Leong Kwok-kuen		—		3.4		0.4			0.8		4.6
- Leonard Bryan Turk		—		3.7		0.5			0.8		5.0

	HK$	3.0	HK$	27.4	HK$	3.0		HK$	8.2	HK$	41.6

*	C K Chow is a member of the Company’s Mandatory Provident Fund Scheme. The total contributions paid by the Company in each of the years 2004 and 2005 were HK$12,000.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

in millions	Fees		Base pay, allowances, and benefits in kind		Retirement scheme contribution			Variable remuneration related to performance		Total
2005
Members of the Board
- Raymond Ch’ien Kuo-fung	HK$	1.0	HK$	—	HK$	—		HK$	—	HK$	1.0
- Cheung Yau-kai		0.2		—		—			—		0.2
- David Gordon Eldon		0.2		—		—			—		0.2
- Christine Fang Meng-sang		0.2		—		—			—		0.2
- Edward Ho Sing-tin		0.3		—		—			—		0.3
- Lo Chung-hing		0.2		—		—			—		0.2
- T. Brian Stevenson		0.3		—		—			—		0.3
- Robert Charles Law Footman (retired on June 18, 2005)		0.1		—		—			—		0.1
- Sarah Liao Sau-tung		0.2		—		—			—		0.2
- Frederick Ma Si-hang		0.2		—		—			—		0.2
- Alan Wong Chi-kong (appointed on June 18, 2005)		0.1		—		—			—		0.1

Members of the Executive Directorate
- Chow Chung-kong		—		5.7		—	*		4.2		9.9
- Russell John Black		—		3.5		0.3			1.0		4.8
- William Chan Fu-keung		—		3.5		0.3			0.9		4.7
- Philip Gaffney (retired on December 5, 2005)		—		3.9		0.3			1.1		5.3
- Thomas Ho Hang-kwong		—		3.5		0.3			1.0		4.8
- Lincoln Leong Kwok-kuen		—		3.4		0.5			1.0		4.9
- Francois Lung Ka-kui (appointed on September 26, 2005)		—		0.9		0.1			0.2		1.2
- Andrew McCusker (appointed on October 1, 2005)		—		0.9		0.1			0.2		1.2
- Leonard Bryan Turk		—		3.5		0.3			0.9		4.7

	HK$	3.0	HK$	28.8	HK$	2.2		HK$	10.5	HK$	44.5

In December 2005, Philip Gaffney received a lump sum benefit payment of HK$11.6 million from the MTR Corporation Limited Retirement Scheme upon retirement.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

iv      The above emoluments do not include the fair value of share options granted to Lincoln K K Leong and Francois K K Lung under the Company’s New Joiners Share Option Scheme, as estimated at the date of grant. The fair value of share-based payments for Lincoln K K Leong and Francois K K Lung for the year ended December 31, 2005 were HK$0.6 million (2004: HK$0.6 million; 2003: HK$0.3 million) and HK$0.3 million (2004: Nil; 2003: Nil) respectively. The details of directors’ interest in the Company’s shares as at December 31, 2005 are disclosed as follows:

	Number of Ordinary Shares held			Derivatives
				Share Options	Other
Member of the Board or Executive Directorate	Personal interests *	Family interests +	Corporate interests	Personal interests *	Personal interests *	Total interests	Percentage of aggregate interests to total issued share capital
Chow Chung-kong	—	—	—	—	700,000	700,000	0.01277
T. Brian Stevenson	4,585	—	—	—	—	4,585	0.00008
Christine Fang Meng-sang	1,675	—	—	—	—	1,675	0.00003
Russell John Black	52,778	—	—	—	—	52,778	0.00096
William Chan Fu-keung	46,233	—	—	317,500	—	363,733	0.00664
Thomas Ho Hang-kwong	52,696	2,524	—	321,000	—	376,220	0.00686
Lincoln Leong Kwok-kuen	23,000	—	23,000	1,043,000	—	1,089,000	0.01987
Francois Lung Ka-kui	—	—	—	1,066,000	—	1,066,000	0.01945

*	Interests as beneficial owner
+	Interests of spouse or child under 18 as beneficial owner

v       Non-executive directors of the Company are not appointed for a specific term but are subject (save as those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong)) to retirement by rotation and re-election at the Company’s annual general meetings in accordance with Articles 87 and 88 of the Company’s Articles of Association. Dr. Raymond Ch’ien Kuo-fung, a Member of the Board, was appointed as the non-executive Chairman of the Company with effect from July 21, 2003 for a term of three years.

vi      C K Chow has a derivative interest in respect of 700,000 shares within the meaning of Part XV of the Securities and Futures Ordinance. That derivative interest represents C K Chow’s entitlement to receive an equivalent value in cash of 700,000 shares on completion of his three-year contract (i.e. November 30, 2006).

The arrangement was offered in order to provide a competitive level of compensation and to enable C K Chow’s total pay to be closely tied to the performance of the Company.

B	SHARE OPTIONS

Details of the options granted to Members of the Executive Directorate are as follows:

i	Pre-Global Offering Share Option Scheme

Under the Company’s Pre-Global Offering Share Option Scheme (“Pre-IPO Option Scheme”) described in note 42A(i), each Member of the Executive Directorate, except C K Chow, Lincoln K K Leong, Francois K K Lung and Andrew McCusker, were granted options on September 20, 2000 to acquire 1,066,000 shares. C K Chow, Lincoln K K Leong and Francois K K Lung joined the Company on December 1, 2003, February 1, 2002 and September 26, 2005 respectively, and are not beneficiaries of the Pre-IPO Option Scheme. Andrew McCusker was granted 266,500 options on September 20, 2000 under the Pre-IPO Option Scheme and no additional share options were granted upon his appointment as a Member of the Executive Directorate on October 1, 2005.

Under the vesting terms of the Pre-IPO Option Scheme, each eligible Member of the Executive Directorate must continue to beneficially own (i) at all times after October 26, 2001, at least 23,000 shares; and (ii) at all times after October 26, 2002, at least 46,000 shares, in each case, up to and including the date on which he has exercised his option in full or the date on which his option lapses (whichever is earlier).

Options exercised and outstanding in respect of each Member of the Executive Directorate as at December 31, 2005 are as follows:

Executive Directorate	Date granted (month/day/year)	No. of options granted	Period during which rights exercisable (month/day/year)	Options outstanding as at January 1, 2005	Options vested during the year	Options lapsed during the year	Options exercised during the year	Exercise price per share of options		Options outstanding as at December 31, 2005	Weighted average closing price of shares immediately before the date(s) on which options were exercised
William Chan Fu-keung	9/20/2000	1,066,000	4/5/2001-9/11/2010	317,500	—	—	—	HK$	8.44	317,500	—
Thomas Ho Hang-kwong	9/20/2000	1,066,000	4/5/2001-9/11/2010	321,000	—	—	—	HK$	8.44	321,000	—

ii	New Joiners Share Option Scheme

Under the New Joiners Share Option Scheme (“New Option Scheme”) as described in note 42A(ii), Lincoln K K Leong and Francois K K Lung, Members of the Executive Directorate, were granted options to acquire 1,066,000 shares on August 1, 2003 and September 27, 2005 respectively.

Under the vesting terms of the New Option Scheme, Lincoln K K Leong must continue to beneficially own (i) at all times on and after August 4, 2004, at least 23,000 shares; and (ii) at all times on and after August 4, 2005, at least 46,000 shares, up to and including the date on which he has exercised his option in full or the date on which his option lapses (whichever is earlier).

Under the vesting terms of the New Option Scheme, Francois K K Lung must continue to beneficially own (i) at all times on and after October 17, 2006, at least 23,000 shares; and (ii) at all times on and after October 17, 2007, at least 46,000 shares, up to and including the date on which he has exercised his option in full or the date on which his option lapses (whichever is earlier).

Options outstanding in respect of Lincoln K K Leong and Francois K K Lung as at December 31, 2005 are as follows:

Executive Directorate	Date granted (month/day/year)	No. of options granted	Period during which rights exercisable (month/day/year)	Options outstanding as at January 1, 2005	Options vested during the year	Options lapsed during the year	Options exercised during the year	Exercise price per share of options		Options outstanding as at December 31, 2005	Weighted average closing price of shares immediately before the date(s) on which options were exercised
Lincoln Leong Kwok-kuen	8/1/2003	1,066,000	7/14/2004-7/14/2013	1,066,000	355,000	—	23,000	HK$	9.75	1,043,000	HK$	14.10
Francois Lung Ka-kui	9/27/2005	1,066,000	9/26/2006-9/26/2015	—	—	—	—	HK$	15.75	1,066,000		—

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

8	Profit on Property Developments

in millions	2003		2004		2005
Profit on property developments comprises:
Transfer from deferred income on
- upfront payments (note 19B(i))	HK$	1,286	HK$	1,601	HK$	1,794
- sharing in kind (note 19B(ii))		—		1,008		95
Share of surplus from development		7		1,665		3,062
Profit on sale of properties held for sale		44		301		234
Profit recognized from sharing in kind		4,034		—		971
Other overhead costs		(2)		(7)		(11)

	HK$	5,369	HK$	4,568	HK$	6,145

Included in profit on sale of properties held for sale are write-back of prior year provision amounting to HK$4 million (2004: HK$16 million; 2003: write down of HK$16 million) and cost of properties sold of HK$551 million (2004: HK$422 million; 2003: HK$243 million).

9	Depreciation

in millions	2003		2004		2005
	(Restated)		(Restated)
Depreciation comprised charges on:
Railway operations
- on fixed assets held under finance leases	HK$	19	HK$	19	HK$	19
- on other railway fixed assets		2,237		2,341		2,502
Assets relating to station commercial and other businesses		109		117		126
Unallocated corporate assets		23		22		35

	HK$	2,388	HK$	2,499	HK$	2,682

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

10	Interest and Finance Charges

in millions	2003				2004				2005
Interest expenses in respect of:
Bank loans and overdrafts, and capital market instruments wholly repayable within 5 years			HK$	680			HK$	668			HK$	934
Capital market instruments not wholly repayable within 5 years				901				764				485
Obligations under finance leases				43				35				25
Finance charges				36				35				33
Exchange (gain) / loss				(7)				2				7
Derivative financial instruments:
Fair value hedges	HK$	—			HK$	—			HK$	107
Cash flow hedges:
- transfer from hedging reserve		—				—				29
- ineffective portion		—				—				1
Derivatives not qualified as hedges		—				—				(130)

				—				—				7
Interest expenses capitalized:
Disneyland Resort Line Project	HK$	(1)			HK$	(7)			HK$	(13)
Tung Chung Cable Car Project		(2)				(12)				(34)
AsiaWorld-Expo Station Project		(1)				(1)				(4)
Tseung Kwan O Area 86 Project		—				—				(43)
Other capital projects		(78)				(13)				(10)
Assets under construction		(20)				(14)				(10)

				(102)				(47)				(114)

			HK$	1,551			HK$	1,457			HK$	1,377
Interest income in respect of:
Deposits with banks and other financial institutions	HK$	(10)			HK$	(5)			HK$	(15)
Staff housing loans		(2)				(2)				(1)

				(12)				(7)				(16)

			HK$	1,539			HK$	1,450			HK$	1,361

Interest expenses have been capitalized at the average cost of funds to the Group calculated on a monthly basis. The average interest rates for each month varied from 4.8% to 5.6% per annum during the year (2004: 4.1% to 5.2% per annum; 2003: 4.0% to 5.5% per annum).

11	Share of Profits less Losses of Non-controlled Subsidiaries and Associates

Share of profits less losses of non-controlled subsidiaries and associates comprises:

in millions	2003		2004		2005
	(Restated)		(Restated)
Share of profit before taxation of non-controlled subsidiaries (note 22)	HK$	23	HK$	44	HK$	47
Share of loss of associates		—		—		(31)

	HK$	23	HK$	44	HK$	16
Share of income tax of non-controlled subsidiaries (note 22)		(1)		(5)		(7)

	HK$	22	HK$	39	HK$	9

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

12	Income Tax

A	Income tax in the consolidated profit and loss account represents:

in millions	2003		2004		2005
	(Restated)		(Restated)
Current tax
- overseas tax for the year	HK$	4	HK$	4	HK$	1

Deferred tax
- origination and reversal of temporary differences on:
- change in fair value of investment properties	HK$	48	HK$	435	HK$	490
- others		443		691		1,058
- effect of increase in tax rate on deferred tax balances at January 1, 2003		300		—		—

	HK$	791	HK$	1,126	HK$	1,548

	HK$	795	HK$	1,130	HK$	1,549

No provision for current Hong Kong Profits Tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current year’s assessable profits or have sustained tax losses for the year ended December 31, 2005. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Provision for deferred tax on temporary differences arising in Hong Kong is calculated at Hong Kong Profits Tax rate at 17.5% (2004: 17.5%; 2003: 17.5%).

B	Reconciliation between tax expense and accounting profit at applicable tax rates

	2003			2004			2005
	in millions		%	in millions		%	in millions		%
	(Restated)			(Restated)
Profit before tax	HK$	5,473		HK$	7,673		HK$	10,012

Notional tax on profit before tax, calculated at the rates applicable to profits in the tax jurisdictions concerned	HK$	973	17.8	HK$	1,330	17.3	HK$	1,737	17.3
Tax effect of non-deductible expenses		53	0.9		23	0.3		30	0.3
Tax effect of non-taxable revenue		(531)	(9.7)		(214)	(2.8)		(228)	(2.3)
Tax effect of unused tax losses not recognized		—	—		2	—		10	0.1
Tax effect of tax losses not recognized in previous years		—	—		(11)	(0.1)		—	—
Effect on opening deferred tax balances resulting from an increase in tax rate during the year		300	5.5		—	—		—	—

Actual tax expenses	HK$	795	14.5	HK$	1,130	14.7	HK$	1,549	15.4

13	Profit Attributable to Equity Shareholders

The consolidated profit attributable to equity shareholders includes a profit of HK$8,364 million (2004: HK$6,526 million, as restated; 2003: HK$4,607 million, as restated) which has been dealt with in the financial statements of the Company.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -(Continued)

December 31, 2003, 2004, 2005

14	Dividends

Dividends paid and proposed during the year comprised:

in millions	2003		2004		2005
Dividend approved and paid
- 2004 final dividend of 28 cents (2003: 28 cents; 2002: 28 cents) per share approved and paid in 2005	HK$	1,444	HK$	1,481	HK$	1,509
- 2005 interim dividend of 14 cents (2004: 14 cents; 2003: 14 cents) per share		734		750		764

	HK$	2,178	HK$	2,231	HK$	2,273

Dividend proposed
- Final dividend proposed after the balance sheet date of 28 cents (2004: 28 cents; 2003: 28 cents) per share	HK$	1,481	HK$	1,509	HK$	1,535

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

During the year, scrip dividend elections were offered to shareholders with Hong Kong addresses. The Company’s majority shareholder, The Financial Secretary Incorporated (“FSI”), had elected to receive part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that the amount payable in cash would not exceed 50% of the total dividend payable. Details of dividends paid to the FSI are disclosed in note 46M. On February 26, 2004, the Government agreed to extend the scrip dividend arrangement for the three financial years ending December 31, 2006.

Pursuant to the financing arrangement under the Disneyland Resort Line Project Agreement entered into between the Group and the Government, HK$37 million (2003: HK$675 million) cash dividend declared and payable to the Government in 2004 has been waived (note 46E).

15	Earnings Per Share

The calculation of basic earnings per share is based on the profit for the year attributable to equity shareholders of HK$8,450 million (2004: HK$6,543 million, as restated; 2003: HK$4,678 million, as restated) and the weighted average number of ordinary shares of 5,430,594,654 in issue during the year (2004: 5,331,253,996; 2003: 5,214,028,094).

The calculation of diluted earnings per share is based on the profit for the year attributable to equity shareholders of HK$8,450 million (2004: HK$6,543 million, as restated; 2003: HK$4,678 million, as restated) and the weighted average number of ordinary shares of 5,436,752,536 in issue during the year (2004: 5,337,217,673; 2003: 5,217,462,182) after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes calculated as follows:

	2003	2004	2005
Weighted average number of ordinary shares used in calculating basic earnings per share	5,214,028,094	5,331,253,996	5,430,594,654
Number of ordinary shares deemed to be issued for no consideration	3,434,088	5,963,677	6,157,882

Weighted average number of ordinary shares used for calculating the diluted earnings per share	5,217,462,182	5,337,217,673	5,436,752,536

Both basic and diluted earnings per share would have been HK$1.13 (2004: HK$0.84, as restated; 2003: HK$0.85, as restated) if the calculation is based on profit from underlying businesses attributable to equity shareholders, i.e. excluding increase in fair value of investment properties net of related deferred tax, adjusted as follows:

in millions	2003		2004		2005
	(Restated)		(Restated)
Profit attributable to equity shareholders	HK$	4,678	HK$	6,543	HK$	8,450
Increase in fair value of investment properties		(276)		(2,486)		(2,800)
Deferred tax on change in fair value of investment properties (note 12A)		48		435		490

Profit from underlying businesses attributable to equity shareholders	HK$	4,450	HK$	4,492	HK$	6,140

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

16	Segmental Information

The results of major business activities are summarized below:

in millions	Railway operations		Station commercial and other businesses		Property ownership and management		Total railway operations and related activities		Property developments		Total
2003 (restated)
Revenue	HK$	5,489	HK$	1,117	HK$	988	HK$	7,594	HK$	—	HK$	7,594
Less: Operating expenses before depreciation		2,892		351		198		3,441		—		3,441

	HK$	2,597	HK$	766	HK$	790	HK$	4,153	HK$	—	HK$	4,153
Profit on property developments		—		—		—		—		5,369		5,369

Operating profit before depreciation	HK$	2,597	HK$	766	HK$	790	HK$	4,153	HK$	5,369	HK$	9,522
Less: Depreciation		2,252		109		4		2,365		—		2,365

	HK$	345	HK$	657	HK$	786	HK$	1,788	HK$	5,369	HK$	7,157

Unallocated corporate expenses												(443)

Operating profit before interest and finance charges											HK$	6,714
Interest and finance charges												(1,539)
Change in fair value of investment properties					HK$	276						276
Share of profit of non-controlled subsidiaries												22
Income tax						(48)						(795)

Profit for the year ended December 31, 2003					HK$	228					HK$	4,678

Assets
Operational assets *	HK$	79,922	HK$	1,323	HK$	14,450	HK$	95,695	HK$	364	HK$	96,059
Railway construction in progress		181		—		—		181		—		181
Assets under construction		930		10		—		940		—		940
Property development in progress		—		—		—		—		2,309		2,309
Deferred expenditure		28		—		—		28		—		28
Prepaid land lease payments		634		—		—		634		—		634
Properties held for sale		—		—		—		—		812		812

	HK$	81,695	HK$	1,333	HK$	14,450	HK$	97,478	HK$	3,485	HK$	100,963

Interests in non-controlled subsidiaries												110
Unallocated assets												1,293

Total assets												102,366

Liabilities
Segmented liabilities	HK$	3,000	HK$	254	HK$	358	HK$	3,612	HK$	368	HK$	3,980
Deferred income		137		—		—		137		4,924		5,061

	HK$	3,137	HK$	254	HK$	358	HK$	3,749	HK$	5,292	HK$	9,041

Unallocated liabilities												37,194

Total liabilities											HK$	46,235

Other Information
Capital expenditure on:
Operational assets	HK$	110	HK$	5	HK$	3,629	HK$	3,744	HK$	—	HK$	3,744
Assets under construction		972		176		—		1,148		—		1,148
Railway construction in progress		719		—		—		719		—		719
Property development in progress		—		—		—		—		161		161
Non-cash expenses other than depreciation		19		2		—		21		—		21

*	Operational assets include property, plant and equipment and other assets employed in the operations of individual business segments.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

in millions	Railway operations		Station commercial and other businesses		Property ownership and management		Total railway operations and related activities		Property developments		Total
2004 (restated)
Revenue	HK$	5,932	HK$	1,311	HK$	1,108	HK$	8,351	HK$	—	HK$	8,351
Less: Operating expenses before depreciation		2,906		315		207		3,428		—		3,428

	HK$	3,026	HK$	996	HK$	901	HK$	4,923	HK$	—	HK$	4,923
Profit on property developments		—		—		—		—		4,568		4,568

Operating profit before depreciation	HK$	3,026	HK$	996	HK$	901	HK$	4,923	HK$	4,568	HK$	9,491
Less: Depreciation		2,356		117		4		2,477		—		2,477

	HK$	670	HK$	879	HK$	897	HK$	2,446	HK$	4,568	HK$	7,014

Unallocated corporate expenses												(416)

Operating profit before interest and finance charges											HK$	6,598
Interest and finance charges												(1,450)
Change in fair value of investment properties					HK$	2,486						2,486
Share of profit of non-controlled subsidiaries												39
Income tax						(435)						(1,130)

Profit for the year ended December 31, 2004					HK$	2,051					HK$	6,543

Assets
Operational assets *	HK$	78,356	HK$	1,352	HK$	17,048	HK$	96,756	HK$	282	HK$	97,038
Railway construction in progress		962		—		—		962		—		962
Assets under construction		868		6		—		874		2,177		3,051
Property development in progress		—		—		—		—		2,088		2,088
Deferred expenditure		78		—		—		78		—		78
Prepaid land lease payments		621		—		—		621		—		621
Investments in securities		202		—		—		202		—		202
Properties held for sale		—		—		—		—		815		815

	HK$	81,087	HK$	1,358	HK$	17,048	HK$	99,493	HK$	5,362	HK$	104,855

Interests in non-controlled subsidiaries												63
Unallocated assets												1,756

Total assets											HK$	106,674

Liabilities
Segmented liabilities	HK$	2,079	HK$	365	HK$	463	HK$	2,907	HK$	483	HK$	3,390
Deferred income		132		—		—		132		4,506		4,638

	HK$	2,211	HK$	365	HK$	463	HK$	3,039	HK$	4,989	HK$	8,028

Unallocated liabilities												36,746

Total liabilities											HK$	44,774

Other Information
Capital expenditure on:
Operational assets	HK$	43	HK$	6	HK$	32	HK$	81	HK$	—	HK$	81
Assets under construction		918		150		—		1,068		2,177		3,245
Railway construction in progress		875		—		—		875		—		875
Property development in progress		—		—		—		—		184		184
Non-cash expenses other than depreciation		19		6		—		25		—		25

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

in millions	Railway operations		Station commercial and other businesses		Property ownership and management		Total railway operations and related activities		Property developments		Total
2005
Revenue	HK$	6,282	HK$	1,555	HK$	1,316	HK$	9,153	HK$	—	HK$	9,153
Less: Operating expenses before depreciation		3,005		358		238		3,601		—		3,601

	HK$	3,277	HK$	1,197	HK$	1,078	HK$	5,552	HK$	—	HK$	5,552
Profit on property developments		—		—		—		—		6,145		6,145

Operating profit before depreciation	HK$	3,277	HK$	1,197	HK$	1,078	HK$	5,552	HK$	6,145	HK$	11,697
Less: Depreciation		2,517		126		4		2,647		—		2,647

	HK$	760	HK$	1,071	HK$	1,074	HK$	2,905	HK$	6,145	HK$	9,050

Unallocated corporate expenses												(486)

Operating profit before interest and finance charges											HK$	8,564
Interest and finance charges												(1,361)
Change in fair value of investment properties					HK$	2,800						2,800
Share of profits less losses of non-controlled subsidiaries and associates												9
Income tax						(490)						(1,549)

Profit for the year ended December 31, 2005					HK$	2,310					HK$	8,463

Assets
Operational assets *	HK$	77,697	HK$	1,525	HK$	20,243	HK$	99,465	HK$	2,042	HK$	101,507
Railway construction in progress		1,006		—		—		1,006		—		1,006
Assets under construction		739		24		—		763		2,898		3,661
Property development in progress		—		—		—		—		2,756		2,756
Deferred expenditure		209		—		—		209		—		209
Prepaid land lease payments		608		—		—		608		—		608
Investments in securities		183		—		—		183		—		183
Properties held for sale		—		—		—		—		1,311		1,311

	HK$	80,442	HK$	1,549	HK$	20,243	HK$	102,234	HK$	9,007	HK$	111,241

Interests in non-controlled subsidiaries												103
Unallocated assets												2,322

Total assets											HK$	113,666

Liabilities
Segmented liabilities	HK$	2,173	HK$	373	HK$	499	HK$	3,045	HK$	559	HK$	3,604
Deferred income		126		—		—		126		3,458		3,584

	HK$	2,299	HK$	373	HK$	499	HK$	3,171	HK$	4,017	HK$	7,188

Unallocated liabilities												36,582

Total liabilities											HK$	43,770

Other Information
Capital expenditure on:
Operational assets	HK$	30	HK$	14	HK$	405	HK$	449	HK$	—	HK$	449
Assets under construction		768		238		—		1,006		721		1,727
Railway construction in progress		983		—		—		983		—		983
Property development in progress		—		—		—		—		1,455		1,455
Non-cash expenses other than depreciation		40		4		—		44		—		44

No geographical analysis is shown as substantially all the principal operating activities of the Company and its subsidiaries are carried out in Hong Kong throughout the reporting periods.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

17	Fixed Assets

in millions	Investment properties		Self-occupied land and buildings		Civil works		Plant and equipment		Assets under construction		Total
Cost or Valuation
At January 1, 2004, as previously reported	HK$	14,169	HK$	1,598	HK$	45,740	HK$	54,319	HK$	940	HK$	116,766
Prior period adjustments on adoption of HKAS 17 (note 21)		—		(732)		—		—		—		(732)

At January 1, 2004, as restated	HK$	14,169	HK$	866	HK$	45,740	HK$	54,319	HK$	940	HK$	116,034
Additions		32		—		—		49		3,245		3,326
Capitalization adjustments*		—		—		(124)		(156)		—		(280)
Disposals / Write-offs		—		—		(1)		(172)		(4)		(177)
Change in fair value		2,486		—		—		—		—		2,486
Surplus on revaluation (note 41)		—		311		—		—		—		311
Write back of revaluation deficit (note 6D)		—		69		—		—		—		69
Reclassification		—		—		82		(82)		—		—
Assets commissioned		—		—		7		1,123		(1,130)		—

At December 31, 2004, as restated	HK$	16,687	HK$	1,246	HK$	45,704	HK$	55,081	HK$	3,051	HK$	121,769

At Cost (restated)	HK$	—	HK$	—	HK$	45,704	HK$	55,081	HK$	3,051	HK$	103,836
At December 31, 2004 Valuation	HK$	16,687	HK$	1,246	HK$	—	HK$	—	HK$	—	HK$	17,933

Aggregate depreciation
At January 1, 2004, as previously reported	HK$	—	HK$	98	HK$	2,705	HK$	17,042	HK$	—	HK$	19,845
Prior period adjustments on adoption of HKAS 17 (note 21)		—		(98)		—		—		—		(98)

At January 1, 2004, as restated	HK$	—	HK$	—	HK$	2,705	HK$	17,042	HK$	—	HK$	19,747
Charge for the year (restated)		—		20		392		2,107		—		2,519
Capitalization adjustments*		—		—		(3)		(17)		—		(20)
Written back on disposal		—		—		(1)		(148)		—		(149)
Written back on revaluation (note 41)		—		(20)		—		—		—		(20)
Reclassification		—		—		—		—		—		—

At December 31, 2004, as restated	HK$	—	HK$	—	HK$	3,093	HK$	18,984	HK$	—	HK$	22,077

Net book value at December 31, 2004, as restated	HK$	16,687	HK$	1,246	HK$	42,611	HK$	36,097	HK$	3,051	HK$	99,692

*	Capitalization adjustments relate to certain railway assets capitalized at time of commissioning based on contractors’ claimed values. Such assets’ final values have been adjusted downward following finalization of contract claims with contractors at lower final contract values during the year.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

in millions	Investment properties		Self-occupied land and buildings		Civil works		Plant and equipment		Assets under construction		Total
Cost or Valuation
At January 1, 2005, as previously reported	HK$	16,687	HK$	1,978	HK$	45,704	HK$	55,081	HK$	3,051	HK$	122,501
Prior period adjustments on adoption of HKAS 17 (note 21)		—		(732)		—		—		—		(732)

At January 1, 2005, as restated	HK$	16,687	HK$	1,246	HK$	45,704	HK$	55,081	HK$	3,051	HK$	121,769
Additions		405		—		—		44		1,727		2,176
Capitalization adjustments*		—		—		(2)		(76)		—		(78)
Disposals / Write-offs		—		—		(2)		(275)		(3)		(280)
Change in fair value		2,800		—		—		—		—		2,800
Surplus on revaluation (note 41)		—		459		—		—		—		459
Reclassification		—		—		175		(175)		—		—
Disneyland Resort Line and AsiaWorld-Expo Station Projects commissioned (note 18)		—		—		176		763		—		939
Assets commissioned		—		—		137		977		(1,114)		—

At December 31, 2005	HK$	19,892	HK$	1,705	HK$	46,188	HK$	56,339	HK$	3,661	HK$	127,785

At Cost	HK$	—	HK$	—	HK$	46,188	HK$	56,339	HK$	3,661	HK$	106,188
At December 31, 2005 Valuation	HK$	19,892	HK$	1,705	HK$	—	HK$	—	HK$	—	HK$	21,597

Aggregate depreciation
At January 1, 2005, as previously reported	HK$	—	HK$	111	HK$	3,093	HK$	18,984	HK$	—	HK$	22,188
Prior period adjustments on adoption of HKAS 17 (note 21)		—		(111)		—		—		—		(111)

At January 1, 2005, as restated	HK$	—	HK$	—	HK$	3,093	HK$	18,984	HK$	—	HK$	22,077
Charge for the year		—		33		395		2,258		—		2,686
Capitalization adjustments*		—		—		—		(4)		—		(4)
Written back on disposal		—		—		(1)		(215)		—		(216)
Written back on revaluation (note 41)		—		(33)		—		—		—		(33)
Reclassification		—		—		5		(5)		—		—

At December 31, 2005	HK$	—	HK$	—	HK$	3,492	HK$	21,018	HK$	—	HK$	24,510

Net book value at December 31, 2005	HK$	19,892	HK$	1,705	HK$	42,696	HK$	35,321	HK$	3,661	HK$	103,275

Depreciation charge for the year was HK$2,682 million (2004: HK$2,499 million, as restated), comprising depreciation for the year of HK$2,686 million (2004: HK$2,519 million, as restated) less capitalization adjustments of HK$4 million (2004: HK$20 million).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

A        The analysis of the Group’s properties, all of which are held in Hong Kong and carried at fair value, is as follows:

	Investment properties				Self-occupied land and buildings
in millions	2004		2005		2004		2005
Long leases	HK$	1,431	HK$	1,441	HK$	—	HK$	—
Medium-term leases		15,256		18,451		1,246		1,705

	HK$	16,687	HK$	19,892	HK$	1,246	HK$	1,705

B        All investment properties of the Group were revalued at open market value at December 31, 2005 by an independent firm of surveyors, DTZ Debenham Tie Leung, who have among their staff Members of the Hong Kong Institute of Surveyors. The valuations are based on a “term and reversion basis”, which capitalizes the existing and reversionary net rental income having regard to market valuation checks on comparable sale and yields. The net increase in fair value of HK$2,800 million (2004: HK$2,486 million; 2003: HK$276 million) arising from the revaluation has been credited to the profit and loss account.

C        All self-occupied land and buildings were revalued at open market value on an existing use basis at December 31, 2005 by an independent firm of surveyors, DTZ Debenham Tie Leung, who have among their staff Members of the Hong Kong Institute of Surveyors. The valuation resulted in a net revaluation surplus of HK$492 million (2004: HK$400 million). The net revaluation surplus of HK$492 million (2004: HK$331 million, excluding HK$69 million, which was credited to the profit and loss account in respect of deficit previously recognized for the same property (note 6D)), net of deferred tax of HK$86 million (2004: HK$58 million) (note 39B), has been transferred to the fixed asset revaluation reserve account (note 41).

The carrying amount of the self-occupied land and buildings at December 31, 2005 would have been HK$914 million (2004: HK$936 million) had the office land and buildings been stated at cost less accumulated depreciation.

D        Assets under construction include a partially renovated shell of the retail shopping centre at Union Square, Kowloon Station and its car parking spaces received by the Company as a sharing in kind from the development. The properties under construction are stated at cost, which is deemed to be the fair value upon receipt (note 2J(viii)) determined by reference to an open market valuation undertaken by an independent firm of surveyors, Jones Lang LaSalle, who have among their staff Members of the Hong Kong Institute of Surveyors.

E        In addition to the self-occupied land and buildings treated as being held under finance leases in note 17A above, the Group has the following assets held under agreements which are treated as finance leases:

	Civil works Eastern Harbour Crossing
in millions	2004		2005
Cost	HK$	1,254	HK$	1,254
Aggregate depreciation		269		288

Net book value	HK$	985	HK$	966

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

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

The Group’s total non-cancelable future minimum lease payments payable to New Hong Kong Tunnel Company Limited are set out in note 33C.

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

The gross carrying amounts of investment properties of the Group held for use in operating leases were HK$19,892 million (2004: HK$16,687 million). The gross carrying amounts of station kiosks held for use in operating leases were HK$446 million (2004: HK$416 million) and the related accumulated depreciation charges were HK$95 million (2004: HK$80 million).

The Group’s total future minimum lease receipts under non-cancelable operating leases are receivable as follows:

in millions	2004		2005
Within 1 year	HK$	1,156	HK$	1,295
After 1 year but within 5 years		1,742		2,025
Later than 5 years		332		214

	HK$	3,230	HK$	3,534

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

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

As the Group is not able to control the investment account in pursuit of its own objectives and its obligations to pay the lease payments are funded by the proceeds of the above investments, those liabilities and investments in debt securities are not recognized in March 2003 as obligations and assets of the Group. The net amount of cash received by the Group has been accounted for as deferred income and is being amortized to the Group’s profit and loss account over the terms of the respective leases.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

18	Railway Construction in Progress

in millions	Balance at Jan 1		Transferred from deferred expenditure (note 20)		Expenditure/ (Government grant)		Costs written off to profit and loss account (note 6C)		Capitalized on commissioning (note 17)		Balance at Dec 31
2004
Tseung Kwan O South Station Project
Construction costs	HK$	1	HK$	—	HK$	—	HK$	—	HK$	—	HK$	1
Consultancy fees		23		—		7		(29)		—		1
Staff costs and other expenses		16		—		5		(16)		—		5
Finance costs		4		—		—		(4)		—		—

	HK$	44	HK$	—	HK$	12	HK$	(49)	HK$	—	HK$	7

Disneyland Resort Line Project
Construction costs	HK$	645	HK$	—	HK$	429	HK$	—	HK$	—	HK$	1,074
Consultancy fees		41		—		5		—		—		46
Staff costs and other expenses		194		—		85		—		—		279
Finance costs		3		—		7		—		—		10

	HK$	883	HK$	—	HK$	526	HK$	—	HK$	—	HK$	1,409
Government grant (notes 46E and 46M)		(883)		—		(48)		—		—		(931)

	HK$	—	HK$	—	HK$	478	HK$	—	HK$	—	HK$	478

Tung Chung Cable Car Project
Construction costs	HK$	82	HK$	—	HK$	254	HK$	—	HK$	—	HK$	336
Consultancy fees		24		—		13		—		—		37
Staff costs and other expenses		29		—		28		—		—		57
Finance costs		2		—		12		—		—		14

	HK$	137	HK$	—	HK$	307	HK$	—	HK$	—	HK$	444

AsiaWorld-Expo Station Project
Construction costs	HK$	—	HK$	—	HK$	16	HK$	—	HK$	—	HK$	16
Staff costs and other expenses		—		3		13		—		—		16
Finance costs		—		—		1		—		—		1

	HK$	—	HK$	3	HK$	30	HK$	—	HK$	—	HK$	33

Total	HK$	181	HK$	3	HK$	827	HK$	(49)	HK$	—	HK$	962

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

in millions	Balance at Jan 1		Transferred from deferred expenditure (note 20)		Expenditure		Costs written off to profit and loss account (note 6C)		Capitalized on commissioning (note 17)		Balance at Dec 31
2005
Tseung Kwan O South Station Project
Construction costs	HK$	1	HK$	—	HK$	17	HK$	—	HK$	—	HK$	18
Consultancy fees		1		—		7		—		—		8
Staff costs and other expenses		5		—		11		—		—		16
Finance costs		—		—		1		—		—		1

	HK$	7	HK$	—	HK$	36	HK$	—	HK$	—	HK$	43

Disneyland Resort Line Project
Construction costs	HK$	1,074	HK$	—	HK$	185	HK$	—	HK$	(1,259)	HK$	—
Consultancy fees		46		—		5		—		(51)		—
Staff costs and other expenses		279		—		74		—		(353)		—
Finance costs		10		—		14		—		(24)		—

	HK$	1,409	HK$	—	HK$	278	HK$	—	HK$	(1,687)	HK$	—
Government grant (notes 46E and 46M)		(931)		—		—		—		931		—

	HK$	478	HK$	—	HK$	278	HK$	—	HK$	(756)	HK$	—

Tung Chung Cable Car Project
Construction costs	HK$	336	HK$	—	HK$	419	HK$	—	HK$	—	HK$	755
Consultancy fees		37		—		14		—		—		51
Staff costs and other expenses		57		—		22		—		—		79
Finance costs		14		—		34		—		—		48

	HK$	444	HK$	—	HK$	489	HK$	—	HK$	—	HK$	933

AsiaWorld-Expo Station Project
Construction costs	HK$	16	HK$	—	HK$	124	HK$	—	HK$	(140)	HK$	—
Staff costs and other expenses		16		—		23		—		(39)		—
Finance costs		1		—		3		—		(4)		—

	HK$	33	HK$	—	HK$	150	HK$	—	HK$	(183)	HK$	—

SkyPlaza Platform Project
Construction costs	HK$	—	HK$	—	HK$	24	HK$	—	HK$	—	HK$	24
Staff costs and other expenses		—		—		6		—		—		6
Finance costs		—		—		—		—		—		—

	HK$	—	HK$	—	HK$	30	HK$	—	HK$	—	HK$	30

Total	HK$	962	HK$	—	HK$	983	HK$	—	HK$	(939)	HK$	1,006

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

A	TSEUNG KWAN O SOUTH STATION PROJECT

The construction of future railway stations along the Tseung Kwan O Line is covered by the Project Agreement with the Government signed on November 4,1998.

Advanced works and detailed design are being undertaken for the development of a new station in Tseung Kwan O South. The capital cost estimate for the project based on the defined scope of works and program is estimated at approximately HK$1 billion.

At December 31, 2005, the Company had incurred expenditure of HK$43 million (2004: HK$7 million) on the project and had authorized outstanding commitments on contracts totaling HK$12 million (2004: Nil) related to the project.

In 2004, costs written off to profit and loss account relates to certain station design costs in respect of the future Tseung Kwan O South Station, which became abortive following the submission of a revised station design plan and its approval by the Town Planning Board during the year.

B	DISNEYLAND RESORT LINE PROJECT

The Project Agreement between the Government and the Company for the design, construction, financing and operation of the Disneyland Resort Line was signed on July 24, 2002.

The project was completed on schedule and service commenced to the public on August 1, 2005. Although the final accounts of a few contracts are under negotiation with the contractors, it is anticipated that the total cost estimate of the project will be finalized within the original budget of approximately HK$2 billion (before deducting Government grant of HK$931 million).

C	TUNG CHUNG CABLE CAR PROJECT

The Project Agreement between the Government and the Company for the design, construction, financing and operation of the Tung Chung Cable Car Project was signed on November 19, 2003.

The project is under construction with target completion in mid 2006. The current forecast shows the capital cost estimate of the project will be approximately HK$1.2 billion.

At December 31, 2005, the Company had incurred expenditure of HK$933 million (2004: HK$444 million) on the project and had authorized outstanding commitments on contracts totaling HK$25 million (2004: HK$367 million) related to the project.

D	ASIAWORLD-EXPO STATION PROJECT

The Project Agreement between the Hong Kong IEC Limited and the Company for the design, construction, financing and operation of the AsiaWorld-Expo Station Project was signed on March 17, 2004.

The project met the completion target and started to serve the public on December 20, 2005. Negotiation on the final accounts with various contractors is being performed. It is anticipated that the total cost estimate of the project will be approximately the same as the original budget of approximately HK$0.2 billion.

E	SKYPLAZA PLATFORM PROJECT

The Project Agreement between Airport Authority and the Company for the design, construction, financing and operation of the SkyPlaza Platform Project was signed on July 18, 2005.

After signing the Agreement, the Company has commenced the construction works with target completion in mid 2006. The capital cost estimate for the project based on the defined scope of works and program is estimated at approximately HK$0.1 billion.

At December 31, 2005, the Company had incurred expenditure of HK$30 million on the project and had authorized outstanding commitments on contracts totaling HK$14 million related to the project.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

19	Property Development in Progress

Under the Airport Railway Agreement related to the construction of the Airport Railway, the Government had granted to the Company development right on the land (“Land Grant”) over the five station sites along the railway at market value for property development. In preparing the sites for development, the Company incurs costs related to foundation and site enabling works and expects the costs to be reimbursed by property developers in the form of up-front cash payments when development packages are awarded. In accordance with the development agreements entered into with property developers, the developers are also responsible for the balance of the development costs.

Notwithstanding having entered into the development agreements with the developers, the Company being the grantee of the land remains primarily responsible for the fulfillment of all the conditions and obligations in the Land Grant. Such conditions and obligations include the type and quantity of the developments that must be built, public facilities to be provided, and the completion date of the project.

Costs of foundation, site enabling works and land costs incurred by the Company are capitalized as property development in progress and payments received from developers are credited to property development in progress to offset costs incurred in respect of the same development. In cases where payments received from developers exceed the related expenditure incurred by the Company, such excess is recorded as deferred income (note 19B(i)). In these cases, any subsequent expenditure incurred by the Company in respect of that development will be charged against deferred income. Deferred income is to be recognized as profits of the Company at the appropriate time after charging any remaining costs related to foundation and site enabling works, and after taking into account the outstanding risks and obligations retained by the Company relating to each development. Until such time as deferred income is recognized as profit, it is recorded as a liability of the Company in recognition of the Company’s obligations under the Land Grant.

The Tseung Kwan O Extension (“TKE”) Project Agreement entered into in 1998 between the then Secretary for Transport, for and on behalf of the Government, and the Company in respect of the construction of the Tseung Kwan O Extension provides the Company with the right to undertake property developments at four station and depot sites along the Tseung Kwan O Line (“Tseung Kwan O Extension Property Projects”) under separate land grant agreements. The basis of accounting for development costs incurred by the Company and payment related thereto is consistent with that for the property developments along the Airport Railway.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

A	PROPERTY DEVELOPMENT IN PROGRESS

in millions	Balance at Jan 1		Expenditure		Offset against payments received from developers (note 19B(i))		Transfer out on project completion		Transfer to assets under construction		Balance at Dec 31
2004
Airport Railway Property Projects	HK$	—	HK$	116	HK$	(39)	HK$	—	HK$	(77)	HK$	—
Tseung Kwan O Extension Projects		2,266		66		(2)		(287)		—		2,043
Other property projects		43		2		—		—		—		45

	HK$	2,309	HK$	184	HK$	(41)	HK$	(287)	HK$	(77)	HK$	2,088

2005
Airport Railway Property Projects	HK$	—	HK$	210	HK$	(152)	HK$	(58)	HK$	—	HK$	—
Tseung Kwan O Extension Projects		2,043		1,241		(528)		—		—		2,756
Other property projects		45		4		(27)		(22)		—		—

	HK$	2,088	HK$	1,455	HK$	(707)	HK$	(80)	HK$	—	HK$	2,756

Included in the expenditure of Tseung Kwan O Extension Projects is a payment of HK$1,160 million (2004: Nil) in respect of the Company’s one-half share of the land premium for the Package One development of the Tseung Kwan O Area 86 site.

B	DEFERRED INCOME ON PROPERTY DEVELOPMENT

in millions	2004		2005
Deferred income on property development comprises:
- Up-front payments received from developers (note 19B(i))	HK$	3,414	HK$	2,461
- Sharing in kind (note 19B(ii))		1,092		997

	HK$	4,506	HK$	3,458

i	Deferred income on up-front payments

in millions	Balance at Jan 1		Payments received from developers		Offset against property development in progress (note 19A)		Amount recognized as profit (note 8)		Balance at Dec 31
2004
Airport Railway Property Projects	HK$	4,917	HK$	132	HK$	(39)	HK$	(1,601)	HK$	3,409
Tseung Kwan O Extension Property Projects		7		—		(2)		—		5

	HK$	4,924	HK$	132	HK$	(41)	HK$	(1,601)	HK$	3,414

2005
Airport Railway Property Projects	HK$	3,409	HK$	956	HK$	(152)	HK$	(1,794)	HK$	2,419
Tseung Kwan O Extension Property Projects		5		565		(528)		—		42
Other property projects		—		27		(27)		—		—

	HK$	3,414	HK$	1,548	HK$	(707)	HK$	(1,794)	HK$	2,461

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

ii      Deferred income on sharing in kind

Under the property development agreement in respect of an Airport Railway development package, the Company received during 2004 the shell of a retail center at Union Square, Kowloon Station and its car parking spaces. Part of the property development profit is deferred as the Company has an obligation under the development agreement to complete the fitting-out works. On this basis, movements of the deferred income on this sharing in kind during the year are set out below:

in millions	2004		2005
Balance as at January 1	HK$	—	HK$	1,092
Sharing in kind received from developer		2,100		—
Less: Amount recognized as profit (note 8)		(1,008)		(95)

Balance as at December 31	HK$	1,092	HK$	997

C	STAKEHOLDING FUNDS

As stakeholder under certain Airport Railway and Tseung Kwan O Extension Property Projects, the Company receives and manages deposit monies and sales proceeds in respect of sales of properties under those developments. These monies are placed in separate designated bank accounts and, together with any interest earned, will be released to the developers for the reimbursement of costs of the respective developments in accordance with the terms and conditions of the Government Consent Schemes and development agreements. Accordingly, the balances of the stakeholding funds and the corresponding bank balances have not been included in the Group’s balance sheets. Movements in stakeholding funds during the year were as follows:

in millions	2004		2005
Balance as at January 1	HK$	3,572	HK$	4,064
Stakeholding funds received and receivable		13,958		15,599
Add: Interest earned thereon		8		111

	HK$	17,538	HK$	19,774
Disbursements during the year		(13,474)		(16,296)

Balance as at December 31	HK$	4,064	HK$	3,478

Represented by :
Balances in designated bank accounts as at December 31	HK$	4,062	HK$	3,476
Retention receivable		2		2

	HK$	4,064	HK$	3,478

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

20	Deferred Expenditure

in millions	Balance at Jan 1, as previously reported		Effect of adoption of new accounting policy with respect to financial instruments (note 3)		Balance at Jan 1, as restated		Transfer to railway construction in progress (note 18)		Discount on bond issue		Expenditure / (Amortization) during the year		Costs written off to profit and loss account (note 6C)		Balance at Dec 31
2004
Deferred finance charges	HK$	76	HK$	—	HK$	76	HK$	—	HK$	50	HK$	(17)	HK$	—	HK$	109
Merger studies		—		—		—		—		—		56		—		56
Expenditure on proposed capital projects
- West Island Line / South Island Line		25		—		25		—		—		17		(15)		27
- Shenzhen Metro Line 4 Project		—		—		—		—		—		51		—		51
- AsiaWorld-Expo Station Project		3		—		3		(3)		—		—		—		—

	HK$	104	HK$	—	HK$	104	HK$	(3)	HK$	50	HK$	107	HK$	(15)	HK$	243

2005
Deferred finance charges	HK$	109	HK$	(109)	HK$	—	HK$	—	HK$	—	HK$	—	HK$	—	HK$	—
Merger studies		56		—		56		—		—		16		—		72
Expenditure on proposed capital projects
- West Island Line / South Island Line		27		—		27		—		—		16		—		43
- Shenzhen Metro Line 4 Project		51		—		51		—		—		115		—		166

	HK$	243	HK$	(109)	HK$	134	HK$	—	HK$	—	HK$	147	HK$	—	HK$	281

Merger studies comprise external consultancy, incremental direct staff costs and expenses in relation to the studies on the potential merger between the Company and Kowloon-Canton Railway Corporation (“KCRC”). On February 24, 2004, the Government announced its decision to invite the Company and KCRC to commence discussions on a possible merger for which a joint proposal was submitted to the Government on September 16, 2004. Concurrent with the submission of the proposal, the

Company has been negotiating with the Government on the terms of the possible merger. As of December 31, 2005, the joint merger proposal is being considered by the Government, whilst the Company’s discussion with the Government on the terms of the merger is continuing.

The expenditure incurred on the proposed Shenzhen Metro Line 4 (“Line 4”) Project was capitalized as deferred expenditure following the signing of an Agreement in Principle to construct Phase 2 of Line 4 and to operate Line 4 for a term of 30 years with the Shenzhen Municipal People’s Government in January 2004 (note 47D(i)).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

21	Prepaid Land Lease Payments

in millions	2004		2005
	(Restated)
Cost
At January 1, as previously reported	HK$	—	HK$	—
Prior period adjustments on adoption of HKAS 17 (note 17)		732		732

At January 1, as restated	HK$	732	HK$	732
Addition		—		—

At December 31	HK$	732	HK$	732

Accumulated amortization
At January 1, as previously reported	HK$	—	HK$	—
Prior period adjustments on adoption of HKAS 17 (note 17)		98		111

At January 1, as restated	HK$	98	HK$	111
Charge for the year		13		13

At December 31	HK$	111	HK$	124

Net book value at December 31	HK$	621	HK$	608

A      The above prepaid land lease payments, all of which relate to land held for railway depots in Hong Kong, is analyzed as follows:

in millions	2004		2005
At net book value
- long leases	HK$	163	HK$	160
- medium-term leases		458		448

	HK$	621	HK$	608

B      The lease of the land on which the civil works, plant and equipment are situated for the operation of the railway was granted to the Company under a running line lease for the period up to June 29, 2050 which can be extended for further periods of 50 years at nominal payment (note 46C).

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

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

22	Interests in Non-controlled Subsidiaries

in millions	2004		2005
Unlisted shares, at cost	HK$	—	HK$	—
Share of net assets		63		103

	HK$	63	HK$	103

The following list contains the particulars of all non-controlled subsidiaries of the Group:

			Proportion of ownership interest
Name of company	Issued and paid up ordinary share capital		Group’s effective interest	Held by the Company	Held by subsidiary	Place of incorporation and operation	Principal activities
Octopus Holdings Limited	HK$	42,000,000	57.4%	57.4%	—	Hong Kong	Investment holding
Octopus Cards Limited	HK$	42,000,000	57.4%	—	100%	Hong Kong	Operate a contactless smartcard ticketing system in Hong Kong
Octopus Knowledge Limited	HK$	2	57.4%	—	100%	Hong Kong	International automatic fare collection consultancy project
Octopus Netherlands Limited	HK$	1	57.4%	—	100%	Hong Kong	Consultancy services on introducing a smart card system in the Netherlands
Octopus Cards (NL) B.V.	EUR	18,000	57.4%	—	100%	Netherlands	Project management on introducing a smart card system in the Netherlands
Octopus Connect Limited	HK$	2	57.4%	—	100%	Hong Kong	Customer relationship management service
Octopus Rewards Limited	HK$	1	57.4%	—	100%	Hong Kong	Develop and operate a common loyalty program
Octopus Investments Limited	HK$	2	57.4%	—	100%	Hong Kong	Investment holding

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

In June 1994, the Company entered into an agreement with four local transport companies, Kowloon-Canton Railway Corporation, The Kowloon Motor Bus Company (1933) Limited (subsequently replaced by KMB Public Bus Services Holdings Limited), Citybus Limited and The Hongkong and Yaumati Ferry Co., Limited (subsequently replaced by New World First Bus Services Limited and New World First Ferry Services Limited), to incorporate a company, Creative Star Limited, now Octopus Cards Limited (“OCL”), to undertake the development and operation of the “Octopus” contactless smart card ticketing system, which was initially used by the shareholding transport companies. Although the Company holds a 57.4% interest in the issued shares of OCL, its appointees to the Board of Directors of OCL are limited to 49% of the voting rights at board meetings. The shareholders have agreed to provide the necessary funding to OCL for its operations and for the development of the “Octopus” system.

On April 20, 2000, OCL received approval from The Hong Kong Monetary Authority (“HKMA”) to become a deposit-taking company (“DTC”) for purposes of extending the use of Octopus cards to a wider range of services, including those that are non-transport related. Prior to becoming a DTC, the Octopus card was exempted from the definition of “multi-purpose card” under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) on the basis that its use was restricted to transport related services only.

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

On October 21, 2005, the Company and the other shareholders of OCL entered into a number of agreements to adjust the arrangements relating to OCL, in order to make the non-payment businesses of OCL into new, separate subsidiaries independent of the payment business of OCL that is regulated by the HKMA. Accordingly, a new holding company, Octopus Holdings Limited (“OHL”), has been set up to hold the entire issued share capital of each of these new companies as well as OCL. The Company’s effective interest in OHL and its subsidiaries is 57.4%.

At the same time, the shareholders of OHL made a loan in aggregate amounting to HK$150 million to OHL pursuant to a Subordinated Loan Agreement, with each shareholder lending an amount in proportion to its shareholding in OHL. The Company has therefore lent HK$86 million to OHL (or 57.4% of the total amount of the loan). The loan is for a term of five years and is unsecured, the rights of the lenders are subordinated in all respects to the rights of the other unsubordinated creditors of OHL in respect of all other unsubordinated liabilities, and interest on the loan is payable at a rate of 5.5% per annum.

During the year ended December 31, 2005, a total amount of HK$54 million (2004: HK$51 million) was paid by the Company to OCL in respect of the central clearing services provided by OCL to the Company. During the same period, load agent fees and fees for handling Octopus card issuance and refund amounting to HK$9 million (2004: HK$10 million) and HK$5 million (2004: HK$6 million) respectively were received from OCL in respect of services and facilities provided by the Company at various MTR stations.

During the year, services fees amounting to HK$2 million (2004: HK$2 million) were also received from OCL in respect of rental of computer equipment and services and warehouse storage space payable to the Company under a service agreement.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

The condensed consolidated profit and loss account and the balance sheet for OHL are shown below:

Profit and loss account Year ended December 31
	2004		2005
in millions	(Audited and restated)		(Audited)
Turnover	HK$	262	HK$	279
Other operating income		55		76

	HK$	317	HK$	355
Staff costs		(66)		(78)
Load agent fees and bank charges for add value services		(41)		(47)
Other expenses		(80)		(101)

Operating profit before depreciation	HK$	130	HK$	129
Depreciation		(81)		(89)

Operating profit before interest and finance charges	HK$	49	HK$	40
Net interest income		28		41

Profit before taxation	HK$	77	HK$	81
Income tax		(8)		(12)

Profit for the year	HK$	69	HK$	69

Group’s share of profit before taxation (note 11)	HK$	44	HK$	47

Group’s share of income tax (note 11)	HK$	(5)	HK$	(7)

Dividend	HK$	150	HK$	—

Group’s share of dividend	HK$	86	HK$	—

Balance sheet at December 31	2004		2005
in millions	(Audited)		(Audited)
Assets
Fixed assets	HK$	201	HK$	158
Investments		993		1,210
Cash at banks and in hand		259		336
Other assets		101		129

	HK$	1,554	HK$	1,833

Liabilities
Card floats and card deposits due to cardholders		(1,208)		(1,311)
Amounts due to shareholders		(167)		(41)
Other liabilities		(68)		(301)

	HK$	(1,443)	HK$	(1,653)

Net assets	HK$	111	HK$	180

Equity
Share capital	HK$	42	HK$	42
Retained profits		69		138

	HK$	111	HK$	180

Group’s share of net assets	HK$	63	HK$	103

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

23	Investments in Subsidiaries

in millions	2004		2005
Unlisted shares, at cost	HK$	185	HK$	185
Less: Impairment losses		3		3

	HK$	182	HK$	182

The following list contains details of subsidiaries as at December 31, 2005, other than the non-controlled subsidiaries the relevant details of which are disclosed in note 22. All of these are controlled subsidiaries as defined under note 2C and have been consolidated into the Group’s financial statements.

			Proportion of ownership interest
Name of company	Issued and paid up ordinary/registered share capital		Group’s effective interest	Held by the Company	Held by subsidiary	Place of incorporation and operation	Principal activities
Fasttrack Insurance Ltd.	HK$	77,500,000	100%	100%	—	Bermuda	Insurance underwriting
MTR Corporation (C.I.) Limited	US$	1,000	100%	100%	—	Cayman Islands	Finance
MTR Finance Lease (001) Limited *	US$	1	100%	100%	—	Cayman Islands	Finance
MTR Engineering Services Limited	HK$	1,000	100%	100%	—	Hong Kong	Engineering services
MTR Property Agency Co. Limited	HK$	2	100%	100%	—	Hong Kong	Property agency
MTR Travel Limited	HK$	2,500,000	100%	100%	—	Hong Kong	Travel services
MTR China Consultancy Company Limited	HK$	1,000	100%	100%	—	Hong Kong	Railway consultancy services
MTR Consulting (Shenzhen) Co. Ltd. (Incorporated)	HK$	1,000,000	100%	100%	—	The People’s Republic of China	Railway consultancy services
MTR Consultancy (Beijing) Co. Ltd. (Incorporated)	HK$	1,000,000	100%	100%	—	The People’s Republic of China	Railway consultancy services, marketing and promotion
MTR (Shanghai Project Management) Limited	HK$	1,000	100%	100%	—	Hong Kong	Railway consultancy services, property investment and development
Shanghai Hong Kong Metro Construction Management Co. Ltd. (Incorporated)	HK$	15,000,000	60%	—	60%	The People’s Republic of China	Railway construction management and development
Candiman Limited *	US$	1	100%	100%	—	British Virgin Islands	Investment holding
MTR Corporation (Shenzhen) Limited (Incorporated)	HK$	250,000,000	100%	—	100%	The People’s Republic of China	Conduct early-stage preparatory work for Shenzhen Metro Line 4 project
MTR Beijing Line 4 Investment Company Limited	HK$	1	100%	100%	—	Hong Kong	Investment holding
MTR China Property Limited	HK$	1,000	100%	100%	—	Hong Kong	Property management
Chongqing Premier Property Management Co. Ltd. * (Incorporated)	US$	150,000	70%	—	70%	The People’s Republic of China	Property management

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

			Proportion of ownership interest
Name of company	Issued and paid up ordinary/registered share capital		Group’s effective interest	Held by the Company	Held by subsidiary	Place of incorporation and operation	Principal activities
Shenzhen Donghai Anbo Property Management Co. Ltd. * (Incorporated)	RMB	3,000,000	51%	—	51%	The People’s Republic of China	Property management
MTR (Beijing) Property Services Co. Limited * (Incorporated)	RMB	3,000,000	100%	100%	—	The People’s Republic of China	Property management
Glory Goal Limited *	HK$	1	100%	100%	—	Hong Kong	Investment holding
MTR (Beijing) Commercial Facilities Management Co. Ltd. (Incorporated)	HK$	49,228,000	100%	—	100%	The People’s Republic of China	Property management
MTR Telecommunication Company Limited	HK$	100,000,000	100%	100%	—	Hong Kong	Radio communication services
TraxComm Limited	HK$	15,000,000	100%	100%	—	Hong Kong	Fixed telecommunication network services
Rail Sourcing Solutions (International) Limited	HK$	2	100%	100%	—	Hong Kong	Global railway supply and sourcing services
Rail Sourcing Solutions (UK) Limited *	GBP	1	100%	—	100%	United Kingdom	Railway supply and sourcing services
MTR Corporation (UK) Limited	GBP	29	100%	100%	—	United Kingdom	Investment holding
MTR Corporation (IKF) Limited	GBP	29	100%	—	100%	United Kingdom	Investment holding
MTR Corporation (No.2) Limited	GBP	1	100%	—	100%	United Kingdom	Investment holding
MTR Corporation (SWT) Limited *	GBP	1	100%	—	100%	United Kingdom	Investment holding
MTR Corporation (Silverlink) Limited *	GBP	1	100%	—	100%	United Kingdom	Investment holding
Hong Kong Cable Car Limited *	HK$	1,000	100%	100%	—	Hong Kong	Dormant
Lantau Cable Car Limited *	HK$	1,000	100%	100%	—	Hong Kong	Dormant
MTR (Estates Management) Limited *	HK$	1,000	100%	100%	—	Hong Kong	Dormant
MTR (Shanghai Metro Management) Limited *	HK$	1,000	100%	100%	—	Hong Kong	Dormant

*	Subsidiaries not audited by the Company’s independent registered public accounting firm. The financial statements of the subsidiaries not audited by the Company’s independent registered public accounting firm reflect total net assets and total turnover constituting less than 1% of the respective consolidated totals.

The registered share capital of MTR Corporation (Shenzhen) Limited was increased to HK$250 million on June 8, 2005, of which HK$200 million has been paid up as of December 31, 2005. The remaining registered share capital was paid up in January 2006.

The registered share capital of MTR (Beijing) Commercial Facilities Management Co. Ltd. is HK$49 million, of which 15% or about HK$7 million has been paid up as of December 31, 2005.

A final distribution of HK$1 million was received upon de-registration of MTR Corporation (Singapore) Pte. Ltd. in November 2005. During the year, Beijing Premier Property Management Co. Ltd. has been disposed of at a consideration of HK$1.4 million resulting in a net loss of HK$0.1 million.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

24	Interests in Associates

The Group had interests in the following associates at December 31, 2005:

			Proportion of ownership interest
Name of company	Issued and paid up ordinary/registered share capital		Group’s effective interest	Held by the Company	Held by subsidiary	Place of incorporation and operation	Principal activities
Great South Eastern Railway Limited *	GBP	100	29%	—	29%	United Kingdom	Bidding vehicle
MTR Laing Railway Company Limited *	GBP	2	50%	—	50%	United Kingdom	Bidding vehicle
Great South Western Railway Limited *	GBP	2	50%	—	50%	United Kingdom	Bidding vehicle

*	Companies not audited by the Company’s independent registered public accounting firm.

The summary financial information of the Group’s effective interests on the associates is as follows:

in millions	2004		2005
Non-current assets	HK$	—	HK$	—
Current assets		—		2
Non-current liabilities		—		—
Current liabilities		—		(33)

Net assets	HK$	—	HK$	(31)

Income	HK$	—	HK$	—
Expenses		—		(31)

Profit for the year	HK$	—	HK$	(31)

25	Investments in Securities

Investments in securities represents debt securities held by an overseas insurance underwriting subsidiary comprising:

in millions	2004		2005
Debt securities listed overseas, at fair value (2004: at cost):
- maturing within 1 year	HK$	68	HK$	23
- maturing after 1 year		134		160

	HK$	202	HK$	183

These securities were originally acquired with an intention to hold to maturity and were classified as held to maturity securities stated at cost in 2004. In 2005, management changed its intention to allow trading of securities held to enable more effective portfolio management. The investments were reclassified as trading securities and were stated at their fair value as at December 31, 2005. No prior period adjustment on the 2004 comparative figure has been made as the adjustment, which amounting to HK$1 million, was considered insignificant.

26	Staff Housing Loans

in millions	2004		2005
Balance at January 1	HK$	67	HK$	47
Redemption		(13)		(8)
Repayment		(7)		(5)

Balance at December 31	HK$	47	HK$	34

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

in millions	2004		2005
Amounts receivable:
- within 1 year	HK$	5	HK$	5
- after 1 year		42		29

	HK$	47	HK$	34

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

The Company considers that the nominal value of housing loans are not significantly different from their fair values.

27	Properties Held for Sale

in millions	2004		2005
Properties held for sale
- at cost	HK$	597	HK$	1,090
- at net realizable value		218		221

	HK$	815	HK$	1,311

The properties held for sale at December 31, 2004 and 2005 comprised residential units, retail and car parking spaces at the Olympic Station, Kowloon Station and Hang Hau Station developments. They are properties received by the Company, either as sharing in kind or as part of the profit distribution upon completion of the development (note 8). The properties are stated in the balance sheet at the lower of cost, which is deemed to be their fair value upon receipt as determined by reference to an independent open market valuation at date of receipt (note 2J(vii)), or their net realizable value at the balance sheet date. Net realizable value represents the estimated selling price less costs to be incurred in selling the properties. The net realizable values as at December 31, 2004 and 2005 are determined by reference to an open market valuation of the properties as at those dates, undertaken by an independent firm of surveyors, DTZ Debenham Tie Leung, who have among their staff Members of the Hong Kong Institute of Surveyors.

Properties held for sale at net realizable value are stated net of provision, made in order to state these properties at the lower of their cost and estimated net realizable value. Properties held for sale at year-end included reversal of prior periods’ write-down of inventories to estimated net realizable value, amounting to HK$4 million (2004: HK$16 million), recognized as an increase in the carrying value of inventories due to a rise in their estimated net realizable value in line with recovery of the property market.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

28	Derivative Financial Assets and Liabilities

A	FAIR VALUE

The contracted notional amounts, fair values and maturities of derivative instruments outstanding are as follows:

	Notional amount
	Maturing in
in millions	Total		Less than 1 year		1-2 years		2-5 years		Over 5 years
2004
Foreign exchange forwards	HK$	432	HK$	351	HK$	51	HK$	30	HK$	—
Cross currency swaps		19,267		2,734		20		5,896		10,617
Interest rate swaps		14,723		6,100		3,850		2,527		2,246

	HK$	34,422	HK$	9,185	HK$	3,921	HK$	8,453	HK$	12,863

	Notional amount		Fair values
			Maturing in
in millions			Less than 1 year		1-2 years		2-5 years		Over 5 years		Total
2005
Derivative financial assets
Foreign exchange forwards
- cash flow hedges	HK$	478	HK$	1	HK$	—	HK$	—	HK$	—	HK$	1
Cross currency swaps
- fair value hedges		2,517		1		1		68		6		76
Interest rate swaps
- fair value hedges		4,219		5		—		84		32		121
- cash flow hedges		2,000		14		—		13		—		27
- not qualified as hedges		900		8		—		1		—		9

	HK$	10,114	HK$	29	HK$	1	HK$	166	HK$	38	HK$	234

Derivative financial liabilities
Foreign exchange forwards
- cash flow hedges	HK$	25	HK$	1	HK$	—	HK$	—	HK$	—	HK$	1
- not qualified as hedges		95		5		—		—		—		5
Cross currency swaps
- fair value hedges		14,015		—		—		128		153		281
Interest rate swaps
- fair value hedges		750		—		—		3		12		15
- cash flow hedges		100		—		1		—		—		1
- not qualified as hedges		650		—		4		—		—		4

	HK$	15,635	HK$	6	HK$	5	HK$	131	HK$	165	HK$	307

Total	HK$	25,749

Discounted cash flow method, which discounts the future contractual cash flows at the current market interest and foreign exchange rates that are available to the Group for similar financial instruments, is the main valuation technique used to determine the fair value of the Group’s borrowings and derivative financial instruments such as interest rate swaps and cross currency swaps. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The Group’s derivative financial instruments consist predominantly of interest rate and cross currency swaps, and the Group used the relevant interest rate swap curves as of December 31, 2005 to discount financial instruments. For Hong Kong dollars, interest rates used ranged from 3.925% to 4.594%, U.S dollars from 4.334% to 5.106% and Euro from 2.384% to 3.853%.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

B	FINANCIAL RISKS

The Group’s operating activities and financing activities expose it to three main types of financial risks, namely interest rate risk, foreign exchange risk and credit risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge its exposure to interest rate and foreign exchange risks. These instruments are employed solely for hedging and not for trading or speculation purposes.

Risk management is carried out under policies approved by the Board of Directors. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investing excess liquidity. The Board regularly reviews these polices and authorizes changes if necessary based on operating and market conditions and other relevant factors.

i	Interest rate risk

The Group’s interest rate risk arises from borrowings. Borrowings issued at fixed rates expose the Group to fair value interest rate risk whilst borrowings based on floating rates expose the Group to cash flow interest rate risk. The Group manages its exposure to interest rate risk by using mostly interest rate swaps.

ii	Foreign exchange risk

Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the Group’s functional currency.

The Group manages its exposure to the foreign exchange risk by using mostly cross currency swaps and forward foreign exchange contracts.

iii	Credit risk

The Group’s exposure to credit risk arises mainly from the derivatives financial instruments that it has entered into with various counter-parties to hedge its exposure to interest rate and foreign exchange risks.

The Group manages this risk on an ongoing basis by assigning limits to counter-parties and by dealing only with financial institutions with acceptable credit ratings. The Group further monitors its credit exposure by estimating the fair market values plus any potential movement in the values of the derivatives financial instruments employed.

As at balance sheet date, the maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instrument.

29	Stores and Spares

in millions	2004		2005
Stores and spares expected to be consumed:
- within 1 year	HK$	142	HK$	137
- after 1 year		116		121

	HK$	258	HK$	258
Less: Specific provision for obsolete stock		10		10

	HK$	248	HK$	248

Stores and spares expected to be consumed after 1 year comprise mainly contingency spares and stocks kept to meet cyclical maintenance requirements.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

30	Debtors, Deposits and Payments in Advance

in millions	2004		2005
Debtors (net of specific impairment losses for bad and doubtful debts), deposits and payments in advance relate to:
- Property development projects	HK$	282	HK$	2,042
- Railway operations and other projects		994		1,053

	HK$	1,276	HK$	3,095

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

iii     Consultancy services income are billed monthly and are due within 30 days.

iv     Debtors in relation to contracts and capital works entrusted to the Group, subject to any agreed retentions, are due within 21 days upon the certification of work in progress.

Fare revenue is collected either in cash for single and two-ride tickets or through Octopus Cards with daily settlement.

The ageing analysis of debtors included above is as follows:

in millions	2004		2005
Amounts not yet due	HK$	690	HK$	2,461
Overdue by 30 days		106		107
Overdue by 60 days		20		26
Overdue by 90 days		6		35
Overdue by more than 90 days		70		17

Total debtors	HK$	892	HK$	2,646
Deposits and payments in advance		286		348
Prepaid pension costs		98		101

	HK$	1,276	HK$	3,095

Included in amounts not yet due are HK$1,991 million (2004: HK$263 million) receivable in respect of property developments.

As at December 31, 2005, all debtors, deposits and payments in advance were expected to be recovered within one year except for HK$168 million (2004: HK$161 million) included in the amounts relating to deposits and receivables in respect of railway operations and other projects, which were expected to be recovered between one to three years. The nominal values less impairment losses for bad and doubtful debts are not discounted as it is considered that the effect of discounting would not be significant.

Included in debtors, deposits and payments in advance are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

in millions	2004		2005
Euro	EUR	1	EUR	2
Japanese Yen	JPY	—	JPY	1
New Taiwan dollar	TWD	4	TWD	13
Pataca	MOP	9	MOP	2
United States dollar	USD	24	USD	22

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

31	Amounts Due from the Government and Other Related Parties

in millions	2004		2005
Amounts due from:
- the Government	HK$	36	HK$	27
- the Housing Authority		10		22
- the Kowloon-Canton Railway Corporation (“KCRC”)		—		2
- non-controlled subsidiary		87		88
Loan to an associate		—		15

	HK$	133	HK$	154

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

As at December 31, 2005, all contract retentions on the above entrusted works were due for release within one year (2004: HK$20 million). All other amounts due from the Government and other related parties were expected to be received within 12 months.

The nominal values of amounts due from the Government and other related parties are considered not significantly different from their fair values as the amounts due are expected to be substantially settled within 24 months. The loan to an associate is interest bearing at floating market rate, which is similar to the Company’s discount rate. The carrying value of the loan is considered to approximate its fair values.

32	Cash and Cash Equivalents

in millions	2004		2005
Deposits with banks and other financial institutions	HK$	84	HK$	53
Cash at banks and in hand		185		306

Cash and cash equivalents in the balance sheet	HK$	269	HK$	359
Bank overdrafts (note 33B)		(11)		(14)

Cash and cash equivalents in the cash flow statement	HK$	258	HK$	345

During the year, the Group recognized property development profit out of deferred income and received properties as sharing in kind totaling HK$2,860 million (2004: HK$2,609 million; 2003: HK$5,320 million), which were transactions not involving movements of cash or cash equivalents.

Included in cash and cash equivalents in the balance sheet are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

in millions	2004		2005
Euro	EUR	7	EUR	2
New Taiwan dollar	TWD	31	TWD	63
Pound sterling	GBP	2	GBP	—
Swiss franc	CHF	—	CHF	2
United States dollar	USD	4	USD	14

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

33	Loans and Obligations under Finance Leases

A	BY TYPE

in millions	Repayable amount 2004		Repayable amount 2005		Carrying amount 2005		Fair value 2005
Capital market instruments
Listed or publicly traded:
US dollar Yankee notes due 2005	HK$	2,324	HK$	—	HK$	—	HK$	—
US dollar Global notes due 2009		5,834		5,834		5,711		6,253
US dollar Global notes due 2010		4,679		4,679		4,582		5,176
Debt issuance programme notes due 2005		194		—		—		—
Debt issuance programme (Eurobond due 2014)		4,663		4,663		4,514		4,605

	HK$	17,694	HK$	15,176	HK$	14,807	HK$	16,034

Unlisted:
Debt issuance programme notes due 2005 to 2020	HK$	4,918	HK$	6,021	HK$	5,976	HK$	6,226
HK dollar notes due 2006 to 2008		1,500		1,500		1,526		1,520
HK dollar retail bonds due 2005 to 2006		2,250		1,000		1,002		1,003

	HK$	8,668	HK$	8,521	HK$	8,504	HK$	8,749

Total capital market instruments	HK$	26,362	HK$	23,697	HK$	23,311	HK$	24,783
Bank loans		3,612		4,306		4,282		4,315
Obligations under finance leases (note 33C)		393		272		272		272

Loans and obligations under finance leases	HK$	30,367	HK$	28,275	HK$	27,865	HK$	29,370
Bank overdrafts		11		14		14		14
Short-term loans		—		385		385		385

Total	HK$	30,378	HK$	28,674	HK$	28,264	HK$	29,769

As at December 31, 2005, the Group had available undrawn committed bank loan facilities amounting to HK$5,300 million (2004: HK$5,815 million). In addition, the Group had a number of uncommitted facilities with undrawn amounts totaling HK$8,851 million (2004: HK$10,536 million), comprising a debt issuance programme and short-term bank loan facilities.

The fair values are based on the discounted cash flows method which discounts the future contractual cash flows at the current market interest and foreign exchange rates that is available to the Group for similar financial instruments.

The Group’s derivative financial instruments consist predominantly of interest rate and cross currency swaps, and the Group used the relevant interest rate swap curves as of December 31, 2005 to discount financial instruments. For Hong Kong dollars, interest rates used ranged from 3.925% to 4.594%, U.S dollars from 4.334% to 5.106% and Euro from 2.384% to 3.853%.

The carrying amounts of short-term loans and overdrafts approximated their fair values.

The amounts of borrowings, denominated in a currency other than the functional currency of the entity to which they relate, before and after currency hedging activities are as follows:

	Before hedging activities				After hedging activities
in millions	2004		2005		2004		2005
Euro	EUR	15	EUR	13	EUR	—	EUR	—
United States dollar	USD	2,447	USD	2,120	USD	12	USD	10

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

B	BY REPAYMENT TERMS

in millions	Total 2004		Capital market instruments 2005		Bank loans and overdrafts 2005		Obligations under finance leases 2005		Total 2005
Long-term loans and obligations under finance leases
Amounts repayable beyond 5 years	HK$	13,502	HK$	10,084	HK$	916	HK$	—	HK$	11,000
Amounts repayable within a period of between 2 and 5 years		9,070		11,163		2,178		—		13,341
Amounts repayable within a period of between 1 and 2 years		3,186		—		606		141		747
Amounts repayable within 1 year		4,609		2,450		606		131		3,187

	HK$	30,367	HK$	23,697	HK$	4,306	HK$	272	HK$	28,275

Bank overdrafts	HK$	11	HK$	—	HK$	14	HK$	—	HK$	14
Short-term loans		—		—		385		—		385

	HK$	30,378	HK$	23,697	HK$	4,705	HK$	272	HK$	28,674

Less: Unamortized discount / premium /finance charges outstanding				(118)		(5)		—		(123)
Adjustment due to fair value change of financial instruments				(268)		(19)		—		(287)

Total carrying amount of debt			HK$	23,311	HK$	4,681	HK$	272	HK$	28,264

The amounts repayable within 1 year in respect of long-term loans and obligations under finance leases are included in long-term loans as these amounts are intended to be refinanced on a long-term basis.

C	OBLIGATIONS UNDER FINANCE LEASES

As at December 31, 2005, the Group had obligations under finance leases repayable as follows:

in millions	Present value of the minimum lease payments 2004		Interest expense relating to future periods 2004		Total minimum lease payments 2004		Present value of the minimum lease payments 2005		Interest expense relating to future periods 2005		Total minimum lease payments 2005
Amounts repayable within a period of between 2 and 5 years	HK$	141	HK$	9	HK$	150	HK$	—	HK$	—	HK$	—
Amounts repayable within a period of between 1 and 2 years		131		19		150		141		9		150
Amounts repayable within 1 year		121		29		150		131		19		150

	HK$	393	HK$	57	HK$	450	HK$	272	HK$	28	HK$	300

Obligations under finance lease are the Group’s commitments to make future payments to New Hong Kong Tunnel Company Limited under the agreement for the Eastern Harbour Crossing which is treated as a finance lease (note 17E).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

D	BONDS AND NOTES ISSUED AND REDEEMED

Bonds and notes issued during the year ended December 31, 2004 and 2005 comprise:

in millions	2004				2005
	Principal amount		Net consideration received		Principal amount		Net consideration received
Debt issuance programme notes	HK$	5,158	HK$	5,109	HK$	1,500	HK$	1,491

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

During the year, the Group redeemed HK$1,650 million (2004: HK$4,415 million) unlisted Hong Kong dollar notes upon maturity.

During the year, the Group redeemed HK$2,518 million (2004: Nil) listed debt securities upon maturities, including:

i	Yankee Notes USD300 million due 2005; and

ii	Medium Term USD25 million Notes due 2005 issued under Debt Issuance Programme.

E	GUARANTEES

There were no guarantees given by the Government in respect of loan facilities as at December 31, 2004 and 2005.

F	INTEREST RATES

Outstanding amount of total borrowings, excluding obligations under finance leases, of HK$27,992 million (2004: HK$29,985 million) comprise:

	Fixed rate loans and loans swapped to fixed rates			Variable rate loans and loans swapped from fixed rate
	Outstanding amount		Interest rate	Outstanding amount		Interest rate
	millions		% p.a.	millions		% p.a.
2004
Amounts repayable beyond 5 years	HK$	9,225	4.5 - 8.4	HK$	4,277	(Note)
Amounts repayable within a period of between 2 and 5 years		4,382	3.1 - 7.5		4,547
Amounts repayable within a period of between 1 and 2 years		3,408	2.2 - 5.5		(353)
Amounts repayable within 1 year		4,944	4.4 - 8.0		(445)

	HK$	21,959		HK$	8,026	0.3 - 3.7

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

	Fixed rate borrowings and borrowings swapped to fixed rates			Variable rate borrowings and borrowings swapped from fixed rate
	Carrying amount		Interest rate	Carrying amount		Interest rate
	millions		% p.a.	millions		% p.a.
2005
Amounts repayable beyond 5 years	HK$	6,635	4.3 - 8.4	HK$	4,169	(Note)
Amounts repayable within a period of between 2 and 5 years		7,528	3.1 - 7.5		5,594
Amounts repayable within a period of between 1 and 2 years		557	4.9 - 5.5		45
Amounts repayable within 1 year		3,409	2.2 - 5.5		55

	HK$	18,129		HK$	9,863	3.3 - 6.2

Note: In respect of the variable rate borrowings and borrowings swapped from fixed rate, the interest rates quoted are their contract rates as at balance sheet date subject to repricing in less than one year.

34	Creditors, Accrued Charges and Provisions

in millions	2004		2005
	(Restated)
Creditors, accrued charges and provisions
- Airport Railway Project	HK$	89	HK$	87
- Tseung Kwan O Extension Project		223		155
- Property Projects		483		559
- Railway operations and other projects		2,195		2,446
Gross amount due to customers for contract work		47		56

	HK$	3,037	HK$	3,303

The above amounts are mainly related to capital projects which are settled upon certification of work in progress and swap interest payable. The Group has no significant balances of trade creditors resulting from its provision of transportation services.

The aggregate amount of costs incurred plus recognized profits less recognized losses to date, included in the gross amount due to customers for contract work at December 31, 2005, is HK$130 million (2004: HK$58 million).

The gross amount due to customers for contract work at December 31, 2005 that is expected to be settled after more than one year is HK$56 million (2004: HK$47 million).

The analysis of creditors included above by due dates is as follows:

in millions	2004		2005
	(Restated)
Due within 30 days or on demand	HK$	563	HK$	591
Due after 30 days but within 60 days		509		643
Due after 60 days but within 90 days		106		116
Due after 90 days		1,356		1,370

	HK$	2,534	HK$	2,720
Rental and other refundable deposits		369		446
Accrued employee benefits		134		137

Total	HK$	3,037	HK$	3,303

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

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

As at December 31, 2005, all creditors, accrued charges and provisions were expected to be settled within one year except for HK$658 million (2004: HK$532 million, as restated) included in the amounts relating to railway operations and other projects, which were expected to be settled after one year. The amounts due after one year are mainly rental deposits received from shop and station kiosk tenants and advance income received from telecommunication services operators, majority of which are due to be repaid within three years. The Group considers the effect of discounting these deposits would be immaterial.

The nominal values of creditors, accrued charges and provisions less estimated credit adjustments of creditors are not significantly different from their fair values.

Included in creditors, accrued charges and provisions are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

in millions	2004		2005

Euro	EUR	5	EUR	3
Japanese Yen	JPY	1	JPY	2
New Taiwan dollar	TWD	1	TWD	—
Pound sterling	GBP	—	GBP	1
Swiss franc	CHF	2	CHF	1
United States dollar	USD	55	USD	51
Won	KRW	—	KRW	2

35	Contract Retentions

in millions	Due for release after 12 months		Due for release within 12 months		Total
2004
Tseung Kwan O Extension Project	HK$	—	HK$	41	HK$	41
Railway operations and other projects		71		128		199

	HK$	71	HK$	169	HK$	240

2005
Tseung Kwan O Extension Project	HK$	—	HK$	7	HK$	7
Railway operations and other projects		16		147		163

	HK$	16	HK$	154	HK$	170

The effect of discounting these contract retentions is considered immaterial as these amounts are substantially due to be released within 24 months.

Included in contract retentions are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

in millions	2004		2005
Swiss franc	CHF	3	CHF	3

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

36	Amounts Due to Related Parties

The followings are amount due to KCRC in respect of entrustment works and amount due to associates:

in millions	2004		2005
Amounts due to:
- KCRC	HK$	1	HK$	—
- associates		—		17

	HK$	1	HK$	17

As at December 31, 2005, HK$17 million (2004: HK$1 million) due to associates are expected to be settled within one year.

The balance due to associates is non-interest bearing and has not been discounted as it does not have any fixed repayment terms and the amount is not material.

37	Deferred Liabilities

in millions	2004		2005
Estate management funds
- Refundable deposits on managed properties	HK$	50	HK$	52
- Building maintenance and asset replacement reserve funds		59		60

	HK$	109	HK$	112

Refundable deposits on managed properties are substantially due within three years and the effect of discounting these deposits would be immaterial. Building maintenance and asset replacement reserve funds are withdrawable on demand.

38	Deferred Income

in millions	2004				2005
Deferred income on property development (note 19B)			HK$	4,506			HK$	3,458

Deferred income on lease out and lease back transaction (note 17G)	HK$	137			HK$	132
Less: Amount recognized as income		5				6

				132				126

			HK$	4,638			HK$	3,584

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

39	Income Tax in the Balance Sheet

A        Current taxation in the consolidated balance sheet comprised overseas tax liabilities in respect of consultancy services income earned offshore, chargeable at the appropriate current tax rates of taxation ruling in the relevant countries.

B        Deferred tax assets and liabilities recognized

  The components of deferred tax assets and liabilities recognized in the consolidated balance sheet and the movements during the year are as follows:

	Deferred tax arising from
in millions	Depreciation allowances in excess of related depreciation		Revaluation of properties		Provision and other temporary differences		Cash flow hedges		Tax losses		Total
2004
At January 1, 2004, as previously reported	HK$	8,753	HK$	4	HK$	(111)	HK$	—	HK$	(4,646)	HK$	4,000
Prior period adjustments on effects of changes in accounting policy (note 3)		—		1,169		—		—		—		1,169

At January 1, 2004, as restated	HK$	8,753	HK$	1,173	HK$	(111)	HK$	—	HK$	(4,646)	HK$	5,169
Charged / (credited) to consolidated profit and loss account (restated)		270		435		(20)		—		441		1,126
Charged to reserves (note 41)		—		58		—		—		—		58

At December 31, 2004, as restated	HK$	9,023	HK$	1,666	HK$	(131)	HK$	—	HK$	(4,205)	HK$	6,353

2005
At January 1, 2005, as previously reported	HK$	9,023	HK$	62	HK$	(131)	HK$	—	HK$	(4,205)	HK$	4,749
Prior period adjustments on effects of changes in accounting policy (note 3)		—		1,604		—		—		—		1,604

At January 1, 2005, as restated	HK$	9,023	HK$	1,666	HK$	(131)	HK$	—	HK$	(4,205)	HK$	6,353
Charged / (credited) to consolidated profit and loss account		232		490		(1)		—		827		1,548
Charged to reserves (note 41)		—		86		—		5		—		91

At December 31, 2005	HK$	9,255	HK$	2,242	HK$	(132)	HK$	5	HK$	(3,378)	HK$	7,992

in millions	2004		2005
	(Restated)
Net deferred tax asset recognized in the consolidated balance sheet	HK$	(15)	HK$	(19)
Net deferred tax liability recognized in the consolidated balance sheet		6,368		8,011

	HK$	6,353	HK$	7,992

C        In accordance with tax accounting policy set out in note 2W, the Group has not recognized deferred tax assets in respect of its subsidiaries’ cumulative tax losses of HK$77 million (2004: HK$24 million) as it is not probable that future taxable profits against which the losses can be utilized will be available in the relevant tax jurisdictions and entities.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

40	Share Capital, Share Premium and Capital Reserve

in millions	2004		2005
Authorized:
6,500,000,000 shares of HK$1.00 each	HK$	6,500	HK$	6,500

Issued and fully paid:
5,481,856,439 shares (2004: 5,389,999,974 shares) of HK$1.00 each	HK$	5,390	HK$	5,482
Share premium		3,691		4,780
Capital reserve		27,188		27,188

	HK$	36,269	HK$	37,450

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

New shares issued and fully paid up during the year comprise:

				Proceeds credited to
	Number of shares	Option / scrip price		Share capital account		Share premium account		Total
				millions		millions		millions
Employee share options exercised
- Pre-Global Offering Share Option Scheme	5,282,500	HK$	8.44	HK$	5	HK$	40	HK$	45
- New Joiners Share Option Scheme	117,500	HK$	9.75		—		1		1
Issued as 2004 final scrip dividends	62,121,448	HK$	12.14		62		692		754
Issued as 2005 interim scrip dividends	24,335,017	HK$	15.66		25		356		381

	91,856,465			HK$	92	HK$	1,089	HK$	1,181

Outstanding share options under the Pre-Global Offering Share Option Scheme and New Joiners Share Option Scheme as at December 31, 2005 are disclosed in note 42.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

41	Other Reserves

	Attributable to equity shareholders of the Company
in millions	Investment property revaluation reserve		Fixed asset revaluation reserve		Hedging reserve		Employee share-based capital reserve		Exchange reserve		Retained profits		Total
2004
Balance as at January 1, 2004, as previously reported	HK$	6,682	HK$	18	HK$	—	HK$	—	HK$	—	HK$	15,506	HK$	22,206
Prior period adjustments on effects of changes in accounting policies (note 3)		(6,682)		—		—		—		—		5,513		(1,169)

Balance as at January 1, 2004, as restated	HK$	—	HK$	18	HK$	—	HK$	—	HK$	—	HK$	21,019	HK$	21,037
		-----		-----		-----		-----		-----		-----		-----
Dividends approved / paid	HK$	—	HK$	—	HK$	—	HK$	—	HK$	—	HK$	(2,231)	HK$	(2,231)
		-----		-----		-----		-----		-----		-----		-----
Surplus on revaluation, net of deferred tax (restated) (notes 17 and 39)	HK$	—	HK$	273	HK$	—	HK$	—	HK$	—	HK$	—	HK$	273
		-----		-----		-----		-----		-----		-----		-----
Employee share-based payments (restated) (note 3)	HK$	—	HK$	—	HK$	—	HK$	1	HK$	—	HK$	—	HK$	1
		-----		-----		-----		-----		-----		-----		-----
Profit for the year, as previously reported	HK$	—	HK$	—	HK$	—	HK$	—	HK$	—	HK$	4,496	HK$	4,496
Effects of changes in accounting policies (note 3)		—		—		—		—		—		2,047		2,047

Profit for the year, as restated	HK$	—	HK$	—	HK$	—	HK$	—	HK$	—	HK$	6,543	HK$	6,543
		-----		-----		-----		-----		-----		-----		-----

Balance as at December 31, 2004, as restated	HK$	—	HK$	291	HK$	—	HK$	1	HK$	—	HK$	25,331	HK$	25,623

2005
Balance as at January 1, 2005, as previously reported	HK$	9,168	HK$	291	HK$	—	HK$	—	HK$	—	HK$	17,771	HK$	27,230
Prior period adjustments on effects of changes in accounting policies (note 3)		(9,168)		—		—		1		—		7,560		(1,607)

	HK$	—	HK$	291	HK$	—	HK$	1	HK$	—	HK$	25,331	HK$	25,623

Effect of prospective adoption of new accounting policy with respect to financial instruments (note 3)		—		—		(66)		—		—		190		124

Balance as at January 1, 2005, as restated	HK$	—	HK$	291	HK$	(66)	HK$	1	HK$	—	HK$	25,521	HK$	25,747
Cash flow hedges:
Effective portion of changes in fair value, net of deferred tax		—		—		69		—		—		—		69
Transfer from equity
- to profit and loss account		—		—		32		—		—		—		32
- to initial carrying amount of non-financial hedged items		—		—		(21)		—		—		—		(21)
- to deferred tax		—		—		10		—		—		—		10
Dividends approved / paid		—		—		—		—		—		(2,273)		(2,273)
Surplus on revaluation, net of deferred tax (notes 17 and 39)		—		406		—		—		—		—		406
Employee share-based payments		—		—		—		1		—		—		1
Exchange difference on translation of financial statements of overseas subsidiaries		—		—		—		—		4		—		4
Profit for the year		—		—		—		—		—		8,450		8,450

Balance as at December 31, 2005	HK$	—	HK$	697	HK$	24	HK$	2	HK$	4	HK$	31,698	HK$	32,425

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

The fixed asset revaluation reserve was set up to deal with the surpluses or deficits arising from the revaluation of self-occupied land and buildings (note 2F(ii)).

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flow in accordance with the accounting policy adopted for cash flow hedges in note 2T(ii).

The employee share-based capital reserve comprises the fair value of share options granted which are yet to be exercised, as explained in accounting policy under note 2U(iv). The amount will either be transferred to the share premium account when the option is exercised, or be released directly to retained profits if the option is expired or forfeited.

Apart from retained profits, the other reserves are not available for distribution to shareholders because they do not constitute realized profits. In addition, the Company considers the cumulative surpluses on revaluation of investment properties, net of tax of HK$9,874 million (2004: HK$7,564 million, as restated) included in retained profits are non-distributable as they also do not constitute realized profits. As at December 31, 2005, the Company considers that the total amount of reserves available for distribution to equity shareholders amounted to HK$21,520 million (2004: HK$17,549 million, as restated).

Included in the Group’s retained profits as at December 31, 2005 is an amount of HK$48 million (2004: HK$39 million), being the retained profits attributable to the non-controlled subsidiaries and associates.

42	Share-based Payments

A	EQUITY-SETTLED SHARE-BASED PAYMENTS

The Group granted equity-settled share options to its Members of the Executive Directorate (except CEO) and certain employees under two share option schemes, the Pre-Global Offering Share Option Scheme and New Joiners Share Option Scheme. Details of the schemes are as follows:

i	Pre-Global Offering Share Option Scheme

In connection with the Initial Public Offering (“IPO”) and Stock Exchange listing of the Company’s shares in October 2000, a Pre-Global Offering Share Option Scheme (“Pre-IPO Option Scheme”) was established. Under the Pre-IPO Option Scheme, a total of 769 employees including all the Members of the Executive Directorate, except C K Chow, Lincoln K K Leong and Francois K K Lung who were appointed on December 1, 2003, February 1, 2002 and September 26, 2005 respectively, were granted on September 20, 2000 options to purchase an aggregate of 48,338,000 shares, representing 0.9% of the issued share capital of the Company as at December 31, 2005. The options carry an exercise price of HK$8.44 per share, which was equivalent to 90% of the IPO offer price of HK$9.38 per share. The options may be exercised prior to September 11, 2010, subject to the vesting provisions under the Scheme. As of December 31, 2005, all options granted under the Pre-IPO Option Scheme have been vested.

In 2005, no options were vested and a total of 5,282,500 previously vested share options have been exercised. The weighted average closing price in respect of the share options exercised during the year was HK$13.77 per share. In addition, no share options were lapsed as a result of the resignation of option holders during the year. As at December 31, 2005, total options to subscribe for 11,923,500 (2004: 17,206,000) shares remained outstanding.

As the options under Pre-IPO Option Scheme were granted before November 7, 2002, no share-based payment was required to be recognized in accordance with HKFRS 2 “Share-based payment”.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

ii	New Joiners Share Option Scheme

In May 2002, the New Joiners Share Option Scheme (the “New Option Scheme”) was adopted at the 2002 Annual General Meeting to provide share options to new members of the top and senior management of the Company who did not participate in the Pre-IPO Option Scheme. Under the Rules of the New Option Scheme, a maximum of 5,056,431 shares, which represent 0.1% of the issued share capital of the Company as at December 31, 2005, may be issued pursuant to the exercise of options granted under the New Option Scheme. Options granted will be evenly vested in respect of their underlying shares over a period of three years from the date on which the relevant option is offered. The exercise price of any option granted under the New Option Scheme is to be determined by the Company upon the offer of grant of the option and which should not be less than the greatest of (i) the average closing price of an MTR share for the five business days immediately preceding the day of offer of such option; (ii) the closing price of an MTR share on the day of offer of such option, which must be a business day; and (iii) the nominal value of an MTR share.

The following table summarizes the share options granted under the New Option Scheme since inception:

	Number of share options	Exercise price		Exercisable period
Options granted on:
- August 1, 2003	1,561,200	HK$	9.75	on or prior to July 14, 2013
- September 13, 2005	94,000	HK$	15.97	on or prior to September 9, 2015
- September 23, 2005	213,000	HK$	15.97	on or prior to September 9, 2015
- September 27, 2005	1,066,000	HK$	15.75	on or prior to September 26, 2015
- October 17, 2005	94,000	HK$	16.05	on or prior to October 6, 2015

Movements in the number of share options outstanding and their related weighted average exercise prices were as follows:

	2004			2005
	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price
Outstanding at January 1	1,561,200	HK$	9.75	1,561,200	HK$	9.75
Granted during the year	—	HK$	—	1,467,000	HK$	15.82
Exercised during the year	—	HK$	—	(117,500)	HK$	9.75

Outstanding at December 31	1,561,200	HK$	9.75	2,910,700	HK$	12.81

Exercisable at December 31	521,000	HK$	9.75	924,500	HK$	9.75

The weighted average closing price in respect of the share options exercised during the year was HK$15.21 (2004: N/A).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

Share options outstanding at December 31, 2005 had the following exercise prices and remaining contractual lives:

	2004		2005
	Number of options	Remaining contractual life	Number of options	Remaining contractual life
		years		years
Exercise price:
- HK$9.75	1,561,200	8.53	1,443,700	7.53
- HK$15.97	—	—	307,000	9.69
- HK$15.75	—	—	1,066,000	9.74
- HK$16.05	—	—	94,000	9.76

	1,561,200	8.53	2,910,700	8.64

According to the Black-Scholes pricing model, the fair values of options granted during the year ended December 31, 2005 were as follows:

	Date of grant
	September 13, 2005		September 23, 2005		September 27, 2005		October 17, 2005
Fair value of options granted	HK$	2.61	HK$	2.69	HK$	2.82	HK$	2.34

Inputs into the Black-Scholes pricing model:
Share price at grant date	HK$	15.55	HK$	15.70	HK$	15.70	HK$	15.10
Exercise price	HK$	15.97	HK$	15.97	HK$	15.75	HK$	16.05
Expected volatility		0.2		0.2		0.2		0.2
Expected life		5 years		5 years		5 years		5 years
Risk-free interest rate		3.91%		3.91%		4.08%		4.08%
Expected dividend per share	HK$	0.42	HK$	0.42	HK$	0.42	HK$	0.42

When computing fair values of the options granted, expected volatility was determined by calculating the historical volatility of the Group’s share price over the previous 5 years and the expected life adopted was assumed to be the mid-exercisable period of the options, with expected dividends based on historical dividends. In addition, vesting terms under the grants have been taken into account whilst no market conditions associated with the share option grants have been considered. Changes in the subjective input assumptions could materially affect the fair value estimate.

During the year ended December 31, 2005, the Group recognized total expenses of HK$1 million (2004: HK$1 million; 2003: Nil) related to equity-settled share-based payments.

B	CASH-SETTLED SHARE-BASED PAYMENTS

The CEO will be entitled to receive an equivalent value in cash of 700,000 shares in the Company on completion of his three-year contract (i.e. November 30, 2006). As at December 31, 2005, the Group has recorded liabilities of HK$7 million (2004: HK$3 million) in respect of the arrangement. During the year ended December 31, 2005, the Group recorded total expenses of HK$4 million (2004: HK$3 million; 2003: Nil). Fair value of this entitlement is calculated based on the closing price of the Company’s shares at year-end date. As at December 31, 2005, the fair value of these shares was HK$15.25 (2004: HK$12.45).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

43	Retirement Schemes

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

i	The hybrid benefit section

Members’ contributions to the hybrid benefit section are based on a fixed percentage of basic salary. The Company’s contributions are determined by the Executive Directorate with reference to an actuarial valuation. At December 31, 2005, the total membership was 5,844 (2004: 5,966; 2003: 6,093). In 2005, members contributed HK$65 million (2004: HK$67 million; 2003: HK$70 million) and the Company contributed HK$165 million (2004: HK$224 million; 2003: HK$238 million) to the hybrid benefit section. The net asset value of the hybrid benefit section as at December 31, 2005 was HK$5,899 million (2004: HK$5,365 million; 2003: HK$4,639 million).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

ii	The defined contribution benefit section

Both members’ and the Company’s contributions to the defined contribution benefit section are based on fixed percentages of members’ basic salary. As at December 31, 2005, the total membership under this section was 501 (2004: 406; 2003: 405). In 2005, total members’ contributions were HK$5.5 million (2004: HK$6.4 million; 2003: HK$5.3 million) and the total contribution from the Company was HK$9.6 million (2004: HK$13.3 million; 2003: HK$11.1 million). The net asset value as at December 31, 2005 was HK$97.7 million (2004: HK$74.8 million; 2003: HK$49.5 million).

According to the terms of the trust deed, forfeitures were transferred to the reserve account to be utilized at the discretion of the Company.

iii	Actuarial valuations

Actuarial valuations are carried out annually in accordance with the ORSO. A full actuarial valuation of the Retirement Scheme, comprising both the hybrid and the defined contribution benefit sections, was carried out at December 31, 2005 by Towers, Perrin, Forster & Crosby, Inc., an independent firm of consulting actuaries, using the Attained Age Method. The principal actuarial assumptions used included a long-term rate of investment return net of salary increases of 2.0% (2004: 2.0%; 2003: 2.0%) per annum, together with appropriate allowances for expected rates of mortality, turnover, redundancy and retirement and an adjustment for salary increases expected over the short term. The actuary confirmed that, at the valuation date:

(a)	the Scheme was solvent, with assets more than adequate to cover the aggregate value of members’ vested benefits had all members left the Scheme; and

(b)	the value of the Scheme’s assets was more than sufficient to cover the aggregate past service liability on the assumption that the Scheme continued in force.

B	RBS

The RBS was established under trust as of January 1, 1995. The RBS is a defined benefit scheme and applies to all employees classified by the Company as staff working on designated projects and who are not on gratuity terms. The RBS provides for benefits to be payable only in the event of redundancy for accrued service up to December 31, 2002. The RBS was registered under the Occupational Retirement Schemes Ordinance with effect from December 1, 1995. As at December 31, 2005, there were 366 members (2004: 397; 2003: 424) under the RBS.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

The RBS is non-contributory for members. The Company’s contributions are determined by the Executive Directorate with reference to an actuarial valuation and are charged as part of the staff costs to various projects on the basis of the amount contributed. During 2005, the Company was not required to make any contributions to the Scheme (2004: HK$2 million; 2003: HK$2 million). The net asset value of the RBS as at December 31, 2005 was HK$13 million (2004: HK$14 million; 2003: HK$14 million).

Actuarial valuations are carried out annually. A full actuarial valuation of the RBS was carried out at December 31, 2005 by Towers, Perrin, Forster & Crosby, Inc. using the Attained Age Method. The principal actuarial assumptions used included an expected weighted rate of investment return net of salary increases, of approximately -1.35% (2004: -1.25%; 2003: 0%) per annum, together with appropriate allowance for expected rates of redundancy. The actuary confirmed that, at the valuation date:

(a)	due to the nature of the RBS which provides for benefits only on redundancy, there was no aggregate vested liability, and thus the RBS was technically solvent; and

(b)	the value of the RBS assets, together with the future contributions recommended by the actuary and to be adopted by the Company, would be sufficient to meet the liabilities of the RBS on an on-going basis.

C	MPF SCHEME

Effective from the MPF commencement date of December 1, 2000, the Company joined The Bank Consortium MPF Plan which has been registered with the Mandatory Provident Fund Schemes Authority and authorized by the Securities and Futures Commission. As at December 31, 2005, the total number of employees of the Company participating in the MPF Scheme was 520 (2004: 478; 2003: 504). In 2005, total members’ contributions were HK$1.5 million (2004: HK$1.6 million; 2003: HK$1.7 million) and total contribution from the Company was HK$1.9 million (2004: HK$2.5 million; 2003: HK$2.0 million).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

44	Defined Benefit Retirement Plan Obligations

The Group makes contributions to two defined benefit plans that provide benefits for employees upon retirement or termination of services for other reasons (note 43). The movements in respect of these defined benefit plans during the year are summarized as follows:

A	The amounts recognized in the consolidated balance sheet:

in millions	Retirement Scheme 2004		RBS 2004		Total 2004		Retirement Scheme 2005		RBS 2005		Total 2005
Present value of funded obligations	HK$	5,456	HK$	7	HK$	5,463	HK$	5,974	HK$	7	HK$	5,981
Fair value of plan assets		(5,365)		(14)		(5,379)		(5,899)		(13)		(5,912)
Net unrecognized actuarial (losses) / gains		(188)		6		(182)		(172)		2		(170)

Net (asset) / liability	HK$	(97)	HK$	(1)	HK$	(98)	HK$	(97)	HK$	(4)	HK$	(101)

The plans had no investment in shares or debt securities issued by the Company.

B	Movements in the net (asset) / liability recognized in the consolidated balance sheet:

in millions	Retirement Scheme 2004		RBS 2004		Total 2004		Retirement Scheme 2005		RBS 2005		Total 2005
At January 1	HK$	(39)	HK$	2	HK$	(37)	HK$	(97)	HK$	(1)	HK$	(98)
Contributions paid to the Schemes		(224)		(2)		(226)		(165)		—		(165)
Expense recognized (note 44C)		166		(1)		165		165		(3)		162

At December 31	HK$	(97)	HK$	(1)	HK$	(98)	HK$	(97)	HK$	(4)	HK$	(101)

C	Expense recognized in the consolidated profit and loss account:

in millions	Retirement Scheme 2004		RBS 2004		Total 2004		Retirement Scheme 2005		RBS 2005		Total 2005
Current service cost	HK$	228	HK$	—	HK$	228	HK$	261	HK$	—	HK$	261
Interest cost		222		1		223		230		—		230
Expected return on plan assets		(284)		(1)		(285)		(326)		—		(326)
Net actuarial gain recognized		—		(1)		(1)		—		(3)		(3)

Expense recognized (note 44B)	HK$	166	HK$	(1)	HK$	165	HK$	165	HK$	(3)	HK$	162
Less: Amount capitalized		28		(1)		27		31		(3)		28

	HK$	138	HK$	—	HK$	138	HK$	134	HK$	—	HK$	134

The retirement expense is recognized under staff costs and related expenses in the consolidated profit and loss account.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

D        Actual return on plan assets

in millions	2004		2005
MTRCL Retirement Scheme	HK$	527	HK$	445

MTRCL Retention Bonus Scheme	HK$	—	HK$	—

E        The principal actuarial assumptions used as at December 31, 2005 (expressed as weighted average) are as follows:

	Retirement Scheme 2004	RBS 2004	Retirement Scheme 2005	RBS 2005
Discount rate at December 31	4.25%	1.00%	4.25%	4.00%
Expected rate of return on plan assets	6.00%	1.50%	6.00%	2.25%
Future salary increases	4.00%	2.75%	4.00%	3.60%

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

45	Interests in Jointly Controlled Operations

The Group has the following jointly controlled operations in respect of its property development projects as at December 31, 2005.

Location / Development Package	Land Use	Total Gross Floor Area (sq.m.)	Actual or Expected Date of Completion of Construction Works *
Hong Kong Station	Office / Retail / Hotel	415,894	By phases from 1998 - 2005

Kowloon Station
Package One	Residential	147,547	Completed in 2000
Package Two	Residential	210,319	Completed in 2003
Package Three	Residential / Cross Border	105,886	Completed in 2005
	Bus Terminus
Package Four	Residential	128,845	Completed in 2003
Package Five, Six and Seven	Residential / Office / Retail /	504,350	By phases from 2006 - 2010
	Hotel / Serviced Apartment

Olympic Station
Package One	Residential / Office / Retail	309,069	Completed in 2000
Package Two	Residential / Retail	268,650	Completed in 2001
Package Three	Residential / Kindergarten	104,452	2006

Tsing Yi Station	Residential / Retail	292,795	Completed in 1999

Tung Chung Station
Package One	Residential / Office / Retail /	361,686	By phases from 1999 - 2005
	Hotel
Package Two	Residential / Retail	255,949	By phases from 2002 - 2007
Package Three	Residential / Retail	413,154	By phases from 2002 - 2008

Hang Hau Station	Residential / Retail	142,152	Completed in 2004

Tiu Keng Leng Station	Residential / Retail	253,765	By phases from 2006 - 2007

Tseung Kwan O Station
Area 55b	Residential / Retail	96,797	2006
Area 57a	Residential / Retail	29,642	Completed in 2005

Tseung Kwan O South Station
Area 86 Package One	Residential / Retail /	139,840	2009
	Residential Care Home for
	the Elderly

Choi Hung Park-and-Ride	Residential / Retail	21,538	Completed in 2005

* Completion based on issuance of occupation permit

The Group’s assets held in relation to these joint venture operations include various site foundation works and related staff and overhead costs. The costs incurred by the Group on each development package are set off against any up-front payments received from developers in relation to that development package, and the balance is shown on the balance sheet either as property development in progress or deferred income (note 19) as the case may be. As at December 31, 2005, total property development in progress in respect of these jointly controlled operations was HK$1,087 million (2004: HK$388 million) and total deferred income was HK$3,458 million (2004: HK$4,506 million).

During the year ended December 31, 2005, profits of HK$6,145 million (2004: HK$4,568 million; 2003: HK$5,369 million) were recognized (note 8).

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

46	Material Related Party Transactions

The Financial Secretary Incorporated, which holds approximately 76.5% of the Company’s issued share capital on trust for the Government of the Hong Kong SAR, is the majority shareholder of the Company. Transactions between the Group and Government departments, agencies or Government controlled entities, other than those transactions such as the payment of fees, taxes, leases and rates, etc. that arise in the normal dealings between the Government and the Group, are considered to be related party transactions pursuant to HKAS 24 “Related party disclosures” and are identified separately in these financial statements.

Members of the Board and Members of the Executive Directorate, and parties related to them including their close family members, are also considered to be related parties of the Group. Transactions with these parties, except for those involving a Member of the Board or his related parties where the relevant Member abstains from voting, are separately disclosed in the financial statements.

Major related party transactions entered into by the Group in prior years which are still relevant for the current year include:

A        The Company entered into the Airport Railway Agreement with the Government on July 5, 1995 for the construction of the Airport Railway. In addition to specifying the parameters for the design, construction and operation of the Tung Chung and Airport Express Lines, the Agreement also included provisions for the granting of land to the Company for property development (note 19).

B        The Company entered into the TKE Project Agreement with the Government on November 4, 1998 for the design, construction, financing and operation of the Tseung Kwan O Extension and the granting of land for commercial and residential property developments along the railway extension.

C        On June 30, 2000, the Appointed Day for the purposes of the Mass Transit Railway Ordinance, the Company was granted a franchise, for an initial period of 50 years, to operate the existing mass transit railway, and to operate and construct any extension to the railway. On the same day, the Company entered into an Operating Agreement (“OA”) with the Government which detailed provisions for the design, construction, maintenance and operation of the railway under the franchise. Pursuant to the terms of the OA, the Company’s franchise will be extended for further periods of 50 years upon satisfying certain capital expenditure requirements at no payment and without any change in the terms of the franchise. The OA also provides that upon extension of the franchise and subject to the Government’s prevailing land policy on the date on which the franchise is extended, certain consequential amendments will be made to agreements between the Government and the Company in relation to the mass transit railway, including the renewal of various railway running line leases and land leases at nominal cost.

D        On July 14, 2000, the Company received a comfort letter from the Government pursuant to which Government agreed to extend the period of certain of the Company’s land interests so that they are coterminous with the Company’s initial 50-year franchise.

E        On July 24, 2002, the Company entered into an agreement with the Government specifying the parameters for the design, construction, financing and operation of the Disneyland Resort Line (“DRL”). In connection with the financing of the DRL Project, the Government agreed to provide financial support through the Government waivers of its entitlement to cash dividends in respect of its shareholding. Such committed financial support has been met in 2004. The DRL was completed in June 2005 and commenced operation on August 1, 2005.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

F      On November 19, 2003, the Company entered into a formal project agreement with the Government to develop, on a build, operate and transfer basis, the Tung Chung Cable Car System together with a Theme Village at Ngong Ping on the Lantau Island under a franchise granted by the Government for a period of 30 years commencing on December 24, 2003. Details of the project are set out in note 18C.

During the year, the Group has had the following material related party transactions:

G      On January 24, 2005, the Company accepted an offer from the Government to allow the Company to proceed with the proposed development on Site F of Tseung Kwan O Town Lot No. 70, Area 86, at an assessed land premium of HK$2,319 million together with other ancillary terms and conditions as specified in the modification letter to be entered into between the Company and the Government. Upon award of the development package on February 8, 2005, the agreed land premium, of which one-half or HK$1,160 million was paid by the Company, was settled.

H      On July 18, 2005, the Company entered into a project agreement with the Airport Authority for the procurement of MTR station extension works and related railway facilities to serve the SkyPlaza currently under construction at the Hong Kong International Airport. Details of the project are described in note 18E.

I       In connection with the construction of various railway projects, certain essential project works are embedded within the infrastructure works to be undertaken by the Government or certain of its related parties. These works have been entrusted to the Government and its related parties and are payable on an actual cost basis according to architectural certifications. The Government and certain of its related parties, on the other hand, have entered into entrustment agreements with the Company for the construction of various other infrastructure works that are also reimbursable according to actual costs certified. Details of the amounts paid and the amounts receivable and payable as at December 31, 2005 are provided in notes 18, 31 and 36 respectively.

J      The Company has business transactions with its non-controlled subsidiaries in the normal course of operations, details of which are disclosed in note 22.

K     The Group has paid remuneration to the Members of the Board and Members of the Executive Directorate. Details of these transactions are described in note 7A. In addition, the Members of the Executive Directorate were granted share options under the Company’s Pre-Global Offering Share Option Scheme and New Joiners Share Option Scheme. Details of these directors’ options are disclosed in note 7B and under the paragraph “Board Members and Executive Directorate’s interests in shares” in the Report of the Members of the Board. Their gross remuneration is summarized as follows:

in millions	2003		2004		2005
Short-term employee benefits	HK$	33	HK$	39	HK$	43
Post-employment benefits		4		3		2
Equity compensation benefits		—		3		5

	HK$	37	HK$	45	HK$	50

These above remuneration is included in staff costs and related expenses.

L      In December 2005, a lump sum retirement benefit payment of HK$11.6 million was paid to Philip Gaffney, a Member of the Executive Directorate who retired on December 5, 2005, out of the MTR Corporation Limited Retirement Scheme.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

M	During the year, the following dividends were paid to or waived by the Government:

in millions	2004		2005
Cash dividends paid	HK$	652	HK$	760
Cash dividends waived		37		—
Shares allotted in respect of scrip dividends		1,014		978

	HK$	1,703	HK$	1,738

In 2004, HK$37 million cash dividends were waived by the Government. Such amount, together with HK$11 million brought forward from previous year, have been offset against the construction costs of the DRL Project (note 18).

47	Commitments

A	CAPITAL COMMITMENTS

i       Outstanding capital commitments as at December 31, 2005 not provided for in the financial statements were as follows:

in millions	Railway operations		Railway extension projects		Property development projects		New businesses		Total
2004
Authorized but not yet contracted for	HK$	518	HK$	—	HK$	1,762	HK$	—	HK$	2,280
Authorized and contracted for		927		558		213		—		1,698

	HK$	1,445	HK$	558	HK$	1,975	HK$	—	HK$	3,978

2005
Authorized but not yet contracted for	HK$	543	HK$	—	HK$	408	HK$	8	HK$	959
Authorized and contracted for		598		67		1,336		97		2,098

	HK$	1,141	HK$	67	HK$	1,744	HK$	105	HK$	3,057

Included in the amounts authorized but not yet contracted for are costs that will not be subject to capital contracts such as staff costs, overhead expenses and capitalized interest.

ii      The commitments under railway operations comprise the following:

in millions	Improvement and enhancement works		Acquisition of property, plant and equipment		Total
2004
Authorized but not yet contracted for	HK$	388	HK$	130	HK$	518
Authorized and contracted for		232		695		927

	HK$	620	HK$	825	HK$	1,445

2005
Authorized but not yet contracted for	HK$	479	HK$	64	HK$	543
Authorized and contracted for		259		339		598

	HK$	738	HK$	403	HK$	1,141

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

iii    Commitments in respect of jointly controlled operations have been included in the commitments for property development projects above and were as follows:

in millions	2004		2005
Authorized but not yet contracted for	HK$	1,762	HK$	408
Authorized and contracted for		204		1,324

	HK$	1,966	HK$	1,732

B	OPERATING LEASE COMMITMENTS

The Group had operating leases on office buildings and staff quarters as at December 31, 2005. The total future minimum lease payments under non-cancelable operating leases are payable as follows:

in millions	2004		2005
Payable within one year
Leases expiring within one year	HK$	5	HK$	3
Leases expiring between one to five years		2		5

	HK$	7	HK$	8
Payable after one but within five years		1		3

	HK$	8	HK$	11

The above includes HK$1 million (2004: HK$2 million) in respect of the office accommodation and quarters for construction project staff. The majority of the leases are subject to rent reviews.

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

As at December 31, 2005, the Group had total outstanding liabilities and contractual commitments of HK$619 million (2004: HK$613 million) in respect of these works and services. Cash funds totaling HK$695 million (2004: HK$665 million) obtained through monthly payments of management service charges from the managed properties are held by the Group on behalf of those properties for settlement of works and services provided.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

D	INVESTMENTS IN CHINA

i	Investment in Line 4 of Shenzhen Metro System (“Shenzhen Line 4”)

In January 2004, the Company entered into an Agreement in Principle for a Build-Operate-Transfer (“BOT”) project with the Shenzhen Municipal People’s Government in respect of the construction of Phase 2 of Shenzhen Line 4 of the proposed Shenzhen Metro System and the operation of the entire line for a term of 30 years. The project is subject to a Concession Agreement with the Shenzhen Municipal People’s Government and the necessary government approvals, including that from the Central Government. In May 2005, the Company and the Shenzhen Municipal People’s Government initialed the project Concession Agreement. The project is subject to approval from the Central Government.

Shenzhen Line 4 is a 21-kilometre urban railway running from Huanggang to Longhua New Town in Shenzhen, forming the major north-south railway corridor of the Shenzhen Special Economic Zone. Upon completion of Phase 2 of Shenzhen Line 4, both Phases 1 and 2 will be operated by the Company’s subsidiary established in Shenzhen. Total investment of the project is estimated at RMB 6 billion (HK$5.8 billion) which will be financed by equity capital contributed by the Company of RMB 2.4 billion (HK$2.3 billion) and the balance by non-recourse bank loans in RMB. The project will be implemented with associated property developments comprising 2.9 million square meters of commercial and residential space along the railway.

No significant construction contracts have been awarded as to-date. As of December 31, 2005, total costs of HK$166 million (2004: HK$51 million) incurred for the project have been included in deferred expenditure and the Company had other contract commitments totaling HK$105 million (2004: HK$10 million) in relation to this project.

ii	Investment in Beijing Metro Line 4 Project (“Beijing Line 4”)

In December 2004, an Agreement in Principle was entered into between the Company, Beijing Infrastructure Investment Co Ltd. (“BIIC”) and Beijing Capital Group (“BCG”), both are subsidiaries of the Beijing Municipal People’s Government, to form a public-private partnership company (“PPP”) for the investment in the Beijing Line 4 project, which involves the investment, construction and operation of the line for a term of 30 years. The project is subject to a Concession Agreement with the Beijing Municipal People’s Government and approval from the Central Government. In February 2005, the Company and the other PPP partners initialed the project Concession Agreement with Beijing Municipal People’s Government. In September 2005, approval from Central Government was obtained for the PPP project and the PPP company was formally established in January 2006.

Beijing Metro Line 4 project is a 29-kilometre new underground metro line running from Majialou Station to Longbeicun Station, forming a main north-south traffic artery of Beijing. The total investment for the Beijing Line 4 project is estimated at RMB 15.3 billion (HK$14.7 billion), 70% of which will be funded by the Beijing Municipal People’s Government. The PPP’s investment will be approximately RMB 4.6 billion (HK$4.4 billion), contributing to 30% of the total investment in the project. Both the Company and BCG will each own 49% of the PPP whilst BIIC will own the remaining 2% interest. The PPP has a registered capital of approximately RMB 1.4 billion (HK$1.3 billion), about RMB 676 million (HK$650 million) of which will be contributed and owned by the Company. The remaining 70% of the PPP’s investment is expected to be funded by non-recourse bank loans. No significant construction contracts have been awarded as to-date.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

48	Post Balance Sheet Event

A      In January 2006, the Group entered into a long-term lease up to 47 years for the operation and management of a shopping centre in Dong Cheng district, Beijing. The shopping center has a gross floor area of about 31,000 square meters. Annual lease payments are approximately RMB50 million for the first five years of the lease during which the Group has the right to acquire the shopping center at a pre-determined price.

B      On February 1, 2006, the Company entered into a development agreement with Rich Asia Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited to develop Tseung Kwan O Town Lot No. 70 Site AB in respect of which the Company has accepted Government’s assessed land premium of approximately HK$8 billion, and the Company is to provide an interest-free loan of HK$4 billion to assist the developer in financing the project. The development site involves accommodation and facilities with a total gross floor area of 309,696 square meters and is expected to be completed by 2010.

C      On April 11, 2006, the Secretary for the Environment, Transport and Works and the Secretary for Financial Services and the Treasury, each for and on behalf of the Government, and the Company entered into a non-binding memorandum of understanding (the “Non-Binding MOU”) in relation to a possible merger of the operations of the Company and the Kowloon-Canton Railway Corporation (“KCRC”) and an acquisition by the Company of certain rail assets from KCRC and property package consisting of, among other things, certain property development rights, investment properties and property management rights of KCRC (the “Possible Rail Merger”). Under the Non-Binding MOU, the key terms of the Possible Rail Merger would include the expansion of the Company’s existing franchise under the MTR Ordinance to provide for the right to operate the MTR railway system as well as the KCRC railway system, for an initial period of 50 years; the grant by KCRC to the Company of a Service Concession to access, use and operate a substantial portion of the KCRC railway and bus system and related business for an initial period of 50 years, the acquisition by the Company from KCRC of certain rail assets, and the acquisition by the Company of a Property Package consisting of certain property development rights, investment properties and property management rights of KCRC.

The Non-Binding MOU contemplates that the Company would be required to make upfront payment of HK$4.25 billion for the grant of a Service Concession and as consideration for certain rail assets purchased from KCRC and HK$7.79 billion to acquire the Property Package and, for the Service Concession, an annual fixed payment of HK$0.75 billion plus an annual variable payment based on revenues generated from KCRC operations over the life of the Service Concession. No variable annual payment would be payable for the first 36 months.

The Company is currently in discussions with the Government in respect of certain items in the Non-Binding MOU and in respect of the drafting of definitive agreements for the Possible Rail Merger which are anticipated to include a Service Concession agreement, Sale and Purchase agreement for the Property Package, Integrated Operating agreement and amendments to the MTR Ordinance. The Non-Binding MOU is not legally binding and creates no legal obligations on either party as to the structure and key terms of the Possible Rail Merger or the negotiation of definitive transaction documents. Moreover, the Possible Rail Merger is subject to, among other things, (i) the enactment of an Ordinance by the Legislative Council to implement the Possible Rail Merger; (ii) the negotiation and execution of the definitive agreements and the satisfaction of any conditions set forth therein; and (iii) the approval of the independent shareholders of the Company. The entire process, including approvals, is expected to take one year or more to complete.

Subject to any changes in, and finalisation of, the terms of the Possible Rail Merger and any changes in the relevant accounting standards and guidance, should the Possible Rail Merger proceed, it is currently anticipated that in the Hong Kong GAAP accounts, the investment in service concession would be carried on the balance sheet and amortised over the period of the concession, and for the purposes of the US GAAP accounts would be accounted for as a lease and/or transfer of assets under common control depending upon the final negotiated terms. With regard to the Property Package, it is currently anticipated that in the Hong Kong GAAP accounts, the investment properties would be carried on the balance sheet at fair value, the property development rights would be carried on the balance sheet at cost and the property management rights would be carried in the balance sheet at cost and amortised over the period of entitlement. Under US GAAP, it is currently anticipated that the investment properties, property development rights, and property management rights would be accounted for as transfers of assets under common control and recorded at KCRC’s historical carrying amount.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

49	Comparative Figures

Certain comparative figures have been adjusted or reclassified as a result of the changes in accounting policies. Details are disclosed in note 3.

50	Accounting Estimates and Judgements

A	Key sources of accounting estimates and estimation uncertainty include the following:

i	Estimated useful life and depreciation of property, plant and equipment

The Group estimates the useful lives of the various categories of property, plant and equipment on the basis of their design lives, planned asset maintenance program and actual usage experience. Depreciation is calculated using the straight-line method at rates sufficient to write off their cost or valuation over their estimated useful lives (note 2H).

ii	Impairment of long-lived assets

The Group reviews its long-lived assets for indications of impairment at each balance sheet date according to accounting polices set out in note 2G(ii). In analyzing potential impairments identified, the Group uses projections of future cash flows from the assets based on management’s assignment of a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

iii	Pension costs

The Group employed independent valuation professionals to conduct annual assessment of the actuarial position of the Group’s retirement plans. The determination of the Group’s obligation and expense for the defined benefit element of these plans is dependent on certain assumptions and factors provided by the Company, which are disclosed in note 43A(iii).

iv	Revenue recognition on property development

Recognition of property development profits requires management’s estimation of the final project costs upon completion and, in the case of property distributions-in-kind, the properties’ fair value upon recognition. The Company takes into account independent qualified surveyors report, past experience on sales and marketing costs, as well as the prevailing market conditions when estimating final project costs on completion, and bases on professionally qualified valuers’ reports in determining the estimated fair value of property distribution-in-kinds.

v	Valuation of investment properties

The valuation of investment properties requires management’s input of various assumptions and factors relevant to the valuation. The Group conducts annual revaluation of its investment properties by independent professionally qualified valuers based on these assumptions agreed with the valuers prior to adoption.

vi	Franchise

The current franchise under which the Group is operating allows it to run the mass transit railway system until June 30, 2050. Pursuant to the terms stipulated in the Operating Agreement with the Government, the Company considers that it has the legal right to extend the franchise for further periods of 50 years upon expiry of each franchise term (note 46C). The Group’s depreciation policies (note 2H) in respect of certain assets’ lives which extend beyond 2050 are relied on this basis.

vii	Income tax

Certain treatments adopted by the Company in its tax returns in the past years are yet to be finalized with the Hong Kong Inland Revenue Department. In assessing the Company’s income tax and deferred taxation in the 2005 financial statements, the Company has followed the tax treatments it has adopted in those tax returns, which may be different from the final outcome in due course.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

viii	Project provisions

The Group establishes project provisions for the settlement of estimated claims that may arise due to time delays, additional costs or other unforeseen circumstances common to major construction contracts. The claims provisions are estimated based on an assessment of the Group’s liabilities under each contract by professionally qualified personnel, which may differ from the actual claims settlement.

B	CRITICAL ACCOUNTING JUDGEMENTS IN APPLYING THE GROUP’S ACCOUNTING POLICIES

i	Properties held for sale

The Group has temporarily let out certain retail and carpark spaces at Olympian City but has decided to treat these as properties held for sale as it is not the Group’s intention to hold them in the long-term for capital appreciation or rental income.

ii	Provisions and contingent liabilities

The Group recognizes provisions for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as contingent liability. As at December 31, 2005, the Group considered that it had no disclosable contingent liabilities as there were neither pending litigations nor events with potential obligation which were probable to result in material outflow of economic benefits to the Group.

51	Possible Impact of Amendments, New Standards and Interpretations Issued but Not Yet Effective for the Annual Accounting Period Ended December 31, 2005

Up to the date of issue of these financial statements, the HKICPA has issued several amendments, new standards and interpretations which are not yet effective for the accounting period ended December 31, 2005 and which have not been adopted in these financial statements. The Group has carried out an assessment on those accounting pronouncements and considered that the following new standards will apply to the Group’s financial statements in future:

Effective for accounting periods beginning on or after
Amendment to HKAS 19 “Employee Benefits” - Actuarial Gains and Losses, Group Plans and Disclosures	January 1, 2006
Amendment to HKAS 39 “Financial Instruments: Recognition and Measurement” - Financial Guarantee Contracts	January 1, 2006
HKFRS 7 “Financial Instruments: Disclosures”	January 1, 2007
Amendment to HKAS 1 “Presentation of Financial Statements” - Capital Disclosures	January 1, 2007

So far it has concluded that these new standards are unlikely to have a significant impact on the Group’s results of operations and financial position apart from certain additional disclosure and changes in presentation in the financial statements.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

52	Summary of Differences Between Hong Kong and United States GAAP

The Group’s financial statements are prepared in accordance with the accounting principles generally accepted applicable in Hong Kong (“HK GAAP”), which differ in certain significant respects from those applicable in the United States (“US GAAP”). The significant differences relate principally to the following items, and the adjustments considered necessary to restate profit (“net income”) and total equity attributable to equity shareholders of the Company (“shareholders’ equity”) in accordance with US GAAP are shown in the tables set out below.

As further described in note 3, the Group adopted all applicable HKASs that required initial adoption in 2005. As a result, certain amounts under HK GAAP for the years ended December 31, 2003 and 2004 were required to and have been restated to comply with those 2005 initial adoption requirements. Consequently, the amounts of certain differences between HK GAAP and US GAAP for the years ended December 31, 2003 and 2004 have been restated as a result of the initial adoption of certain HKASs in 2005 that required retrospective application as follows:

	As previously reported		Effects of adopting
			HKAS 40		HKFRS 2		HK(SIC)-Int 21		As restated
Reconciliation of net income to US GAAP
in millions

2003
Profit for the year in accordance with HK GAAP	HK$	4,450	HK$	276	HK$	—	HK$	(48)	HK$	4,678
Adjustments required under US GAAP
Revaluation of investment properties		—		(276)		—		—		(276)
Tax effect of above adjustments		637		—		—		48		685

2004
Profit for the year in accordance with HK GAAP	HK$	4,496	HK$	2,486	HK$	(4)	HK$	(435)	HK$	6,543
Adjustments required under US GAAP
Revaluation of investment properties		—		(2,486)		—		—		(2,486)
Stock based compensation		(6)		—		4		—		(2)
Tax effect of above adjustments		(78)		—		—		435		357

Reconciliation of shareholders’ equity to US GAAP
in millions

2004
Shareholders’ equity in accordance with HK GAAP	HK$	63,499	HK$	—	HK$	(3)	HK$	(1,604)	HK$	61,892
Adjustments required under US GAAP
Stock based compensation		—		—		3		—		3
Deferred tax liabilities		561		—		—		1,604		2,165

With the adoption of new accounting standards, all revaluation gains and losses of investment properties are recognized in the profit and loss account and deferred tax on changes in fair value of investment properties arising from revaluation are provided under HK GAAP. Since revaluations are not permitted under US GAAP, adjustments under HK GAAP are reversed and differences between HK GAAP and US GAAP for the years ended December 31, 2003 and 2004 are restated. The adoption of new HKFRS 2 has also resulted in a change in accounting policy for employee share options and other share-based payments under HK GAAP. Since the accounting treatment under HK GAAP is different from US GAAP, adjustment under HK GAAP is reversed under US GAAP.

The Group also revised its presentation of cash flows for the year ended December 31, 2003 under US GAAP to classify cash receipts of deferred income from certain leasing transactions as investing activities.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

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

In 2004 and 2005, the Group received sharing in kind in form of a retail shell in phases, on which certain fit-out work was required to be completed. Under HK GAAP, profit of HK$1,008 million and HK$694 million were recognized from such property in 2004 and 2005, respectively. Under US GAAP, the Group accounted for the profit from such property based on an estimated net profit from the whole development at completion assessed by professionally qualified personnel, multiplied by the estimated stage of the completion as at year end date. This has given rise to a profit of HK$285 million and HK$342 million for the years ended December 31, 2004 and 2005, respectively, and a cumulative profit of HK$515 million and HK$857 million as at December 31, 2004 and 2005, respectively, for US GAAP purposes. Such differences have been included in the statements of reconciliation of net income and shareholders’ equity to US GAAP.

Furthermore, the balances of debtors and creditors in respect of property development profit recognised under US GAAP would be increased by HK$237 million and HK$1,276 million respectively at December 31, 2004 and HK$2 million and HK$1,541 million respectively at December 31, 2005.

B	TELFORD HEADQUARTERS REDEVELOPMENT

The Group entered into a joint venture agreement with a property developer to redevelop the headquarters building in 1993. Under HK GAAP, the redeveloped headquarters building retained by the Group was recorded as an addition of land and buildings at open market value upon completion in May 1997. The shopping center and cash received from the developer, net of related costs, were recognized as property development profits. Under US GAAP, the redevelopment would be accounted for as an exchange of similar assets thus a non-monetary transaction in accordance with Accounting Principles Board (“APB”) Opinion No. 29, and such redevelopment would be recorded at historical cost with no profit recognition thereon upon completion in 1997. Accordingly, under US GAAP, depreciation on Telford headquarters redevelopment would be decreased by HK$2 million, HK$1 million and HK$9 million for the years ended December 31, 2003, 2004 and 2005, respectively. Accumulated depreciation on Telford headquarters redevelopment would be decreased by HK$56 million and HK$65 million at December 31, 2004 and 2005, respectively.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

C	ASSET REVALUATIONS AND DEPRECIATION

Under HK GAAP, investment properties are stated on the basis of appraised value, and depreciation expense is not provided on such properties. Also under HK GAAP, self-occupied land and buildings are stated at their open market values on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation. In prior years, increase in the valuation of investment property were credited to the investment property revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on the portfolio, or when a deficit previously recognized in the profit and loss account had reversed, or when an individual investment property was disposed of. Following the adoption of new HKAS 40, movements in the fair value were recognized in the profit and loss account.

Under US GAAP, such revaluations are not permitted. Accordingly, for the purposes of the reconciliation between HK GAAP and US GAAP, the properties of the Group, which are stated at appraised or open market value, have been restated at historical cost less accumulated depreciation. Depreciation has been based on the historical cost of the properties and the shorter of the unexpired lease term or useful life of 50 years. The approximate gross historical cost of investment properties subject to depreciation under US GAAP, which are not depreciated under HK GAAP, amounted to HK$6,967 million and HK$7,372 million at December 31, 2004 and 2005, respectively.

D	DEPRECIATION AND AMORTIZATION OF CERTAIN FIXED ASSETS AND PREPAID LAND LEASE PAYMENTS

Prior to 1995, under HK GAAP, the historical cost of the Group’s tunnel lining and underground civil structures was not depreciated. Under established industry practice in the United States for similar costs, depreciation is provided for financial accounting purposes over extended periods. For US GAAP purposes, the Group has depreciated such costs over a 100-year period.

Effective January 1, 1995, under HK GAAP, the Group re-appraised the estimated useful life of the tunnel lining and underground civil structures, based on expert opinion having regard to the original asset design lives and the Group’s planned repair and maintenance program. In accordance with such re-appraisal, the asset costs are being depreciated over the number of years remaining using an original life of 100 years. Such change in useful life was accounted for prospectively, with no cumulative adjustment recognized in 1995. Under US GAAP, depreciation on tunnel lining and underground civil structures would be depreciated from inception. Accordingly, depreciation on those assets would be decreased by HK$8 million for the year ended December 31, 2003 and HK$9 million for each of the years ended December 31, 2004 and 2005. Accumulated depreciation on tunnel lining and underground civil structures would be increased by HK$661 million and HK$652 million at December 31, 2004 and 2005, respectively.

In addition, prior to 2005, under HK GAAP, no depreciation was required to be provided for certain of the Group’s rail assets, which have been kept under constant repairs and replacement and have been maintained at their best working condition. Under US GAAP, all rails assets are required to be depreciated. The Group has, however, conducted assessments on the depreciation expenses required on such rails assets under US GAAP and concluded that the difference between such depreciation expenses and the rail replacement costs that had been charged as operating expenses under HK GAAP would not be material. As a result, no adjustment has been included in the statements of reconciliation of net income to US GAAP in those years.

Effective January 1, 2005, under HK GAAP, depreciation is provided on all rails assets over their estimated useful lives and rail replacement costs incurred are required to be capitalized. These new accounting treatments are in line with US GAAP as from the same date. As the retrospective adjustments required for depreciation expenses on rails assets and their replacement costs already charged to the profit and loss accounts for the years ended December 31, 2003 and 2004 are not material, no restatement for those years was considered necessary under HK GAAP.

For the leasehold land, the cost was not amortized because of assumed extensions of the leases prior to 1995 under HK GAAP. Under US GAAP, the amortization of the historical cost of leasehold land is provided over the life of the leases, without any consideration of renewals.

Effective January 1, 1995, under HK GAAP, all leasehold land is amortized over the unexpired terms of the leases. This change in accounting policy under HK GAAP was applied prospectively, with no cumulative adjustment recognized in 1995. Accordingly, under US GAAP, amortization on leasehold land would be decreased by HK$2 million for each of the years ended December 31, 2003, 2004 and 2005. Accumulated amortization on leasehold land would be increased by HK$89 million and HK$87 million at December 31, 2004 and 2005, respectively.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

E	PENSION COSTS

Under HK GAAP, the provision for the defined benefit element of the MTR Corporation Limited Retirement Scheme (the “Retirement Scheme”) was based on the contributions made to the Retirement Scheme. In 2002, the adoption of the HKAS 19, (previously known as Statement of Standard Accounting Practice 34) under HK GAAP has resulted in the provisions for deficiency of the Retirement Scheme’s present value of the defined benefit obligations over the fair value of the assets. Such transitional liability was recognized immediately against the opening balance of the retained profits as of January 1, 2002 under HK GAAP. Under US GAAP, the defined benefit element of the Retirement Scheme is recognized as a charge to income over the employees’ approximate service period, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 87. SFAS No. 87 focuses on the Retirement Scheme’s benefit formula as the basis for determining the benefit earned, and therefore the cost incurred, in each year. The determination of the benefit earned is actuarially determined and includes components for service cost, time value of money, return on plan assets and gains or losses from changes in previous assumptions. The actuarial valuation methods used are different under HK GAAP and US GAAP and so are the pension expenses recognized. As such, the transitional liability of HK$44 million recognized immediately against the opening balance of the retained profits under HK GAAP is reversed under US GAAP. Under US GAAP, the pension cost would be increased by HK$74 million for the year ended December 31, 2003, decreased by HK$6 million for the year ended December 31, 2004 and increased by HK$3 million for the year ended December 31, 2005. Accordingly, both prepaid pension cost at December 31, 2004 and 2005 would be adjusted to accrued pension cost of HK$80 million under US GAAP.

F	INCOME TAXES

With effect from January 1, 2003, the Group’s accounting policy for the recognition of deferred tax as set out in note 2W is adopted under HK GAAP. The adoption of this policy resulted in a decrease of HK$2,620 million to the balance of the total equity attributable to equity shareholders of the Company as of January 1, 2002. Under US GAAP, full provision is made for all deferred taxes as they arise, except that a valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. Under US GAAP, “more likely than not” is defined as a likelihood of more than 50 percent. After adoption of the new policy under HK GAAP, the deferred tax treatment under HK and US GAAP is the same in all material respects. The remaining balance in US GAAP reconciliation of HK$15 million in 2003 represents difference in deferred tax liability being recognized under US GAAP and HK GAAP as at December 31, 2002 arising from the revision of the estimated taxable income of the Company.

The tax effect on US GAAP adjustments represents the additional deferred tax liability recognized for temporary differences arising from adjustments to profit for the year under US GAAP, which is taxable under Hong Kong tax laws. It primarily includes tax effect on revaluation of investment properties of HK$48 million, HK$435 million and HK$490 million for the years ended December 31, 2003, 2004 and 2005, respectively.

G	CAPITALIZATION OF CERTAIN COSTS

Under HK GAAP, certain costs of a non-incremental nature, e.g. advertising, recruitment, allocated staff and overhead costs, are capitalized relative to the Airport Railway Project and other capital projects. Under US GAAP, it is not permissible to capitalize these non-incremental costs. Accordingly, under US GAAP, fixed assets, railway construction in progress and deferred expenditure would be decreased by HK$1,210 million, HK$43 million and HK$6 million respectively at December 31, 2004 and HK$1,253 million, HK$13 million and HK$13 million respectively at December 31, 2005. The preponderance of the capitalized costs relating to the capital projects is incremental in nature and accordingly, is properly capitalized under both HK GAAP and US GAAP.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

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

Prior to 2005, under HK GAAP, share options granted by the Group and shares granted by the principal shareholder (defined as shareholding larger than 10%) for no consideration to the employees of the Group are not required to be recognized in the profit and loss account of the Group. Under US GAAP, such share options and shares granted are accounted for in accordance with APB Opinion No. 25 as contributions to capital with the offsetting charge to the profit and loss account as compensation expense. The compensation expense for the share grants is measured based on the quoted market price of the shares, and in case of share options, the difference between the quoted market price of the shares less the exercise price, at a defined measurement date. The measurement date is the first date on which both the number of shares that an individual employee is entitled to receive and the exercise price are known.

With effect from January 1, 2005, the adoption of new HKFRS 2 has resulted in a change in accounting policy for employee share options and other share-based payments under HK GAAP as set out in note 3. For all options granted to employees after November 7, 2002, the fair value of share options at grant date are amortized over the relevant vesting periods to the profit and loss account with corresponding increases recognized in an employee share-based capital reserve within equity. The fair value of cash-settled share-based payments are charged to profit and loss account, with corresponding amount recorded in liabilities. Under US GAAP, the Group has elected to early adopt the provisions of SFAS No. 123 (revised) effective January 1, 2005 under the modified prospective transition method. Under the modified prospective transition method, the Group is required to recognize compensation cost for share options granted to employees based on their grant-date fair value for all awards granted or that otherwise vested from January 1, 2005 onwards.

J	OTHERS

Other adjustments primarily represent the net effect of costs deferred under HK GAAP which are required to be recognized as expenses under US GAAP, and certain anticipated expenses recognized under HK GAAP which are not recognized as expenses under US GAAP until the related goods or services are received or provided. Under US GAAP, deferred liabilities would be decreased by HK$42 million and HK$44 million respectively at December 31, 2004 and 2005.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

K	DERIVATIVE INSTRUMENTS

The Group uses derivative instruments to manage exposures to foreign currency and interest rate risks. The Group’s objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures. The Group had, at the end of 2005, notional amounts of HK$598 million equivalent outstanding in foreign exchange forwards, HK$16,532 million equivalent outstanding in cross currency interest rate swaps, and HK$8,619 million equivalent outstanding in interest rate swaps.

Foreign exchange forwards were used mainly to hedge against exposure to foreign currency risk arising from payment obligations denominated in currencies other than Hong Kong dollar under the Group’s purchase and supply contracts, and were accounted for as cash flow hedges under HK GAAP and US GAAP subject to meeting the required hedge effectiveness tests.

Cross currency interest rate swaps were used mainly to hedge against exposure to foreign currency risk arising from the Group’s non-Hong Kong dollar borrowings, and were accounted for as fair value hedges under HK GAAP and US GAAP subject to meeting the required hedge effectiveness tests.

Interest rate swaps were used mainly to hedge against exposure to interest rate risk arising from the Group’s floating rate borrowings or to convert its fixed rate debts into floating rate, and were accounted for as cash flow and fair value hedges, respectively, under HK GAAP and US GAAP subject to meeting the required hedge effectiveness tests.

Under US GAAP, the Group is allowed to assume no ineffectiveness in hedges using interest rate and cross currency interest rate swaps as hedging instruments, provided specified criteria are met (“shortcut method”). All derivatives, whether designated in hedge relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in accumulated other comprehensive income (“AOCI”) and are recognized in the profit and loss account when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

Under HK GAAP, prior to 2005, derivatives were not required to be recorded on the balance sheet at fair value. Under US GAAP, therefore, assets and liabilities would be increased by HK$434 million and HK$601 million, respectively, at December 31, 2004. Accordingly, shareholders’ equity would be decreased by HK$167 million at December 31, 2004. Net income for the years ended December 31, 2003 and 2004 would be decreased by HK$22 million and increased by HK$66 million respectively.

With effect from January 1, 2005, the adoption of new HKAS 39 has resulted in a change in accounting policy for derivative instruments under HK GAAP. The Group is required to recognize derivatives at fair value on the balance sheet. However, HK GAAP precludes the use of the shortcut method and requires the Group to measure effectiveness in hedging relationship even if all critical terms of both the hedged and hedging items are identical. Under US GAAP, the Group applies the shortcut method to account for interest rate and cross currency interest rate swaps when specified criteria are met. Under this method, for fair value hedges, the fair value of the hedged item is assumed to offset the change in the fair value of the hedging item. In addition, under US GAAP, the Group changed its method of measuring hedge effectiveness on a prospective basis for certain hedging relationship to an improved method that is consistent with the method of measuring hedge effectiveness under HK GAAP. Further, upon adoption of HKAS 39, the Group discontinued hedge accounting for certain hedging instruments that were previously accounted for as cash flow hedges under US GAAP. Under US GAAP, the net gain or loss attributable to the hedging instrument which has been reported in AOCI to the date of discontinuation is required to be reported in AOCI until the date the hedged forecasted transaction impacts earnings unless it is probable that the hedged forecasted transaction will not occur. Accordingly, net income for the year ended December 31, 2005 would be increased by HK$109 million under US GAAP as a result of the adoption of HKAS 39 under HK GAAP. As at December 31, 2005, both liabilities and shareholders’ equity would be decreased by HK$123 million under US GAAP to reflect the adoption of HKAS 39 on January 1, 2005, as well as the current year adjustment to earnings.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

L	COMPREHENSIVE INCOME

Under US GAAP, the Group applies the provisions of SFAS No. 130 which requires the reporting of comprehensive income, which represents the change in equity of the Group during a period from transactions and other events and circumstances from nonowner sources. Such presentation is not required under HK GAAP. Other comprehensive income represents such changes in equity that are not included in the determination of net profit or loss. Other comprehensive income and accumulated other comprehensive income / (loss) amounts determined on a US GAAP basis relate solely to the net unrealized gain or loss on the effective portions of qualifying cash flow hedges, net of related income taxes. Under US GAAP, the net unrealized gain on the effective portions of qualifying cash flow hedges is HK$7 million, before the related income taxes of HK$1 million. Such presentation is not required under HK GAAP. With effect from January 1, 2005, the accounting treatment for the effective portions of derivative instruments under HK GAAP has been changed and the net unrealized gain on the effective portions of qualifying cash flow hedges of HK$29 million, net of related income taxes of HK$5 million, is included in hedging reserve.

Comprehensive income under US GAAP for the years ended December 31, 2003, 2004 and 2005 is as follows:

	Year Ended December 31
in millions	2003		2004		2005
Net income	HK$	1,369	HK$	3,874	HK$	5,674
Other comprehensive income:
Increase in fair value of cash flow hedge derivative financial instruments		(127)		(174)		122
Amount reclassified to net income		284		307		32
Deferred income taxes		49		(23)		(27)

Total comprehensive income	HK$	1,575	HK$	3,984	HK$	5,801

The movements in accumulated other comprehensive income / (loss) for the years ended December 31, 2003, 2004 and 2005 are as follows:

in millions	2003		2004		2005
Amount, at beginning of the year	HK$	(437)	HK$	(231)	HK$	(121)
Other comprehensive income		(78)		(197)		95
Amount reclassified to net income		284		307		32

Amount, at the end of the year	HK$	(231)	HK$	(121)	HK$	6

M	LEASE OUT AND LEASE BACK TRANSACTION

Under HK GAAP, where commitments by the Group to make long-term lease payments have been defeased by the placement of securities under the lease out and lease back transaction as described in note 17G, those commitments and securities are not recognized as obligations and assets of the Group, respectively. Under US GAAP, the securities are not allowed to offset with the commitments to make long-term lease payments as there is no legal right of offset. Accordingly, the securities placed to defease the lease obligations and the related commitments to make long-term lease payments would be reflected separately in the balance sheet. Under US GAAP, assets and liabilities would be increased by HK$3,781 million and HK$3,872 million at December 31, 2004 and 2005, respectively.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

N	CLASSIFICATION OF ITEMS IN THE CONSOLIDATED BALANCE SHEET

Under HK GAAP, amount due from non-controlled subsidiary, amounting to HK$87 million and HK$88 million at December 31, 2004 and 2005 respectively, is included in the balance of debtors, deposits and payments in advance as management considers that the receivable does not form part of the investment cost.

Under US GAAP, amount due from non-controlled subsidiary is included as a component of investment in non-controlled subsidiaries.

O	CLASSIFICATION OF ITEMS IN THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

Under HK GAAP, additional line items, headings and subtotals are allowed to be presented on the face of the profit and loss account when such presentation is relevant to an understanding of the Group’s financial statements.

Under US GAAP, depreciation has to be included in profit from operating activities and should not use income statement line items such as “operating income before depreciation and amortization”.

P	RECENT US GAAP ACCOUNTING PRONOUNCEMENTS

i	SFAS No. 154

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, “Accounting Changes and Error Corrections” which replaces APB Opinion No. 20, “Accounting Changes” and SFAS No.3, “Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group does not anticipate the adoption of this statement will have a material effect on the Group’s financial position or results of operations.

ii	FASB Interpretation No. 47 (“FIN No. 47”)

In March 2005, FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations”. FIN No. 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by this interpretation are those for which an entity has a legal obligation to perform an asset retirement activity, however the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Group has adopted FIN No. 47 for the year ended December 31, 2005 and such adoption does not have any material impact on the Group’s financial position or results of operations.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

Q	RECONCILIATION TO US GAAP

i	Reconciliation of net income to US GAAP

	Year Ended December 31
in millions, except per share data	2003			2004			2005		2005
Profit for the year in accordance with HK GAAP	HK$	4,678	(1)	HK$	6,543	(1)	HK$	8,450	US$	1,090
Adjustments required under US GAAP
Revenue recognition on property developments(2)		(3,522)			(385)			(500)		(64)
Depreciation on revalued properties and redevelopment		(38)			(218)			(150)		(19)
Revaluation of investment properties		(276	)(1)		(2,486	)(1)		(2,800)		(361)
Depreciation and amortization on certain fixed assets and prepaid land lease payments		10			11			11		1
Difference in periodic pension cost		(74)			6			(3)		—
Capitalization of certain costs		(19)			(1)			(20)		(3)
Interest		(19)			(19)			(19)		(3)
Stock based compensation		(19	)(1)		(2	)(1)		(3)		—
Derivative instruments		(22)			66			109		14
Other		—			2			2		—
Deferred tax accounting		(15)			—			—		—
Tax effect of above adjustments(2) & (3)		685	(1)		357	(1)		597		77

Net income for the year in accordance with US GAAP	HK$	1,369		HK$	3,874		HK$	5,674	US$	732

Basic and diluted earnings per share	HK$	0.26		HK$	0.73		HK$	1.04	US$	0.13

(1)	With effect from January 1, 2005, HK GAAP has been converged in all material respects with the International Financial Reporting Standards. Accordingly, certain of the Group’s accounting policies have been changed in line with adoption of the new standards (see note 3 to the consolidated financial statements). As a result, certain comparative figures for the years ended December 31, 2003 and 2004 have been restated.
(2)	For the years ended December 31, 2003, 2004 and 2005, the reconciliation of net income under HK GAAP to U.S. GAAP was primarily affected by the difference in recognition of revenue and profits for projects under development as described in Note 52A. This impacted both the “Revenue recognition on property developments” and “Tax effect of above adjustments” line items in the reconciliation. In 2003, when Two International Finance Centre was completed, the profits from this sharing in kind project were treated as a non-taxable capital gain rather than taxable ordinary income under Hong Kong tax laws. As a consequence, the deferred tax liability relating to such profits previously recorded under U.S. GAAP was reversed and an adjustment of HK$525 million to the provision for income tax for the year ended December 31, 2003 was made, which substantially accounts for the adjustments in the “Revenue recognition on property developments” and “Tax effect of the above adjustments” line items for that year. For the year ended December 31, 2004, a similar adjustment of HK$40 million was made in respect of the retail center at Union Square, which was a similar (but smaller) sharing in kind project that was completed in 2004. For the year ended December 31, 2004, the “Tax effect of above adjustments” line item was impacted by the non-taxable nature of profits recognized on sharing in kind projects, as well as certain adjustments relating to the reversal of deferred tax liabilities made in respect of the projects described above.
(3)	The tax effect of reconciling adjustments is calculated by applying the prevailing Hong Kong statutory tax rate (i.e., at 17.5% for 2003, 2004 and 2005) on the net amount of those adjustments which are taxable or tax-deductible.

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

ii	Reconciliation of shareholders’ equity to US GAAP

	As of December 31
in millions	2004		2005		2005
Total equity attributable to equity shareholders of the Company in accordance with HK GAAP	HK$	61,892 (1)	HK$	69,875	US$	9,012
Adjustments required under US GAAP
Revenue recognition on property developments		(1,745)		(2,245)		(290)
Accumulated depreciation on revalued properties and redevelopment		(620)		(770)		(99)
Asset revaluation reserves		(353)		(845)		(109)
Revaluation of investment properties		(9,168)		(11,968)		(1,544)
Accumulated depreciation and amortization on certain fixed assets and prepaid land lease payments		(750)		(739)		(95)
Difference in periodic pension cost		(178)		(181)		(23)
Capitalization of certain costs		(1,259)		(1,279)		(165)
Interest		618		599		77
Stock based compensation		3 (1)		—		—
Derivative instruments		(167)		(123)		(16)
Other		42		44		6
Deferred tax liabilities(2) & (3)		2,165 (1)		2,826		365

Shareholders’ equity in accordance with US GAAP	HK$	50,480	HK$	55,194	US$	7,119

(1), (2) and (3): Refer same note reference in note 52Q(i).

iii	Statement of shareholders’ equity

	As of December 31
in millions	2003		2004		2005		2005
Balance as at January 1 in accordance with US GAAP	HK$	46,942	HK$	47,534	HK$	50,480	US$	6,510
Employee share options exercised		88		68		46		6
Stock based compensation		19		6		1		—
Scrip dividends issued		1,088		1,115		1,135		146
Dividends paid		(2,178)		(2,231)		(2,273)		(293)
Effective portion of cashflow hedge		157		133		154		20
Tax effect on effective portion of cashflow hedge		49		(23)		(27)		(3)
Prior-year adjustment of deferred tax on fixed asset revaluation surplus		—		4		—		—
Exchange difference on translation of accounts of overseas subsidiaries		—		—		4		1
Net income for the year		1,369		3,874		5,674		732

Balance as at December 31 in accordance with US GAAP	HK$	47,534	HK$	50,480	HK$	55,194	US$	7,119

iv	Statement of cashflows

Under HK GAAP, cash inflows and outflows on lease out and lease back transaction are included in financing activities while under US GAAP, the cash receipt should be included as an investing activity. Cash flows from investing activities and financing activities for 2003 have been revised to present cash receipts from the lease out and lease back transactions as investing activities.

The impact of the affected line items in the consolidated statement of cash flows with respect to the year ended December 31, 2003 is as follows:

in millions
Net cash used in investing activities, as previously reported	HK$	(2,562)
Receipts of deferred income from lease transaction		141

Net cash used in investing activities, as adjusted	HK$	(2,421)

Net cash used in financing activities, as previously reported	HK$	(1,676)
Receipts of deferred income from lease transaction		(141)

Net cash used in financing activities, as adjusted	HK$	(1,817)

MTR CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

December 31, 2003, 2004, 2005

Reconciliation of cashflows to US GAAP

	Year ended December 31
in millions	2003		2004		2005		2005
	(Revised)
Net cash generated from operating activities in accordance with HK GAAP	HK$	3,837	HK$	4,486	HK$	5,189	US$	669
Adjustments required under US GAAP
Interest paid		(1,643)		(1,301)		(1,416)		(183)
Interest received		14		7		16		2
Interest element of finance lease rental payments		(47)		(38)		(29)		(4)
Finance charges paid		(32)		(16)		(17)		(2)
Capital expenditure from property development projects		(88)		(183)		(1,434)		(185)
Receipts from property developers		675		1,683		1,613		208
Proceeds from properties sold		180		893		997		129

Net cash generated from operating activities in accordance with US GAAP	HK$	2,896	HK$	5,531	HK$	4,919	US$	634

Net cash used in investing activities in accordance with HK GAAP	HK$	(1,795)	HK$	(547)	HK$	(844)	US$	(109)
Adjustments required under US GAAP
Receipts of deferred income from lease transaction		141		—		—		—
Capital expenditure from property development projects		88		183		1,434		185
Receipts from property developers		(675)		(1,683)		(1,613)		(208)
Proceeds from properties sold		(180)		(893)		(997)		(129)

Net cash used in investing activities in accordance with US GAAP	HK$	(2,421)	HK$	(2,940)	HK$	(2,020)	US$	(261)

Net cash used in financing activities in accordance with HK GAAP	HK$	(3,362)	HK$	(4,045)	HK$	(4,258)	US$	(549)
Adjustments required under US GAAP
Receipts of deferred income from lease transaction		(141)		—		—		—
Interest paid		1,643		1,301		1,416		183
Interest received		(14)		(7)		(16)		(2)
Interest element of finance lease rental payments		47		38		29		4
Finance charges paid		32		16		17		2
(Reduction) / Increase in bank overdrafts		(22)		(1)		3		—

Net cash used in financing activities in accordance with US GAAP	HK$	(1,817)	HK$	(2,698)	HK$	(2,809)	US$	(362)

Change in cash and cash equivalents under US GAAP	HK$	(1,342)	HK$	(107)	HK$	90	US$	11
Cash and cash equivalents at January 1		1,718		376		269		35

Cash and cash equivalents at December 31	HK$	376	HK$	269	HK$	359	US$	46

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Mass Transit Railway Ordinance (incorporated herein by reference to the Registration Statement on Form F-3, filed by the Company and MTR Corporation (C.I.) Limited on September 10, 2001 (File No: 333-13904) (the “Form F-3”)).

1.2	Memorandum of Association of the Company (incorporated herein by reference to the Form F-3).

1.3	Articles of Association of the Company (as amended on June 8, 2006).

2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

2c.1	Indenture, dated October 1, 1995, between Mass Transit Railway Corporation (the predecessor of the Company) and The First National Bank of Chicago, as Trustee (incorporated herein by reference to the Form F-3).

2c.2	First Supplemental Indenture, dated January 25, 1999, between Mass Transit Railway Corporation (the predecessor of the Company) and The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

2c.3	Second Supplemental Indenture, dated June 12, 2000, between the Company and Bank One Trust Company, N.A. as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

2c.4	Third Supplemental Indenture, dated as of September 7, 2001, between MTR Corporation Limited and Bank One Trust Company, N.A., as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

2c.5	Indenture, dated as of September 7, 2001, among MTR Corporation (C.I.) Limited, as Issuer, MTR Corporation Limited, as Guarantor, and Bank One Trust Company, N.A., as Trustee and successor in interest to The First National Bank of Chicago (incorporated herein by reference to the Form F-3).

4.1	Operating Agreement, dated June 30, 2000, between Secretary for Transport (now known as Secretary for the Environment, Transport and Works) for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

4.2	Comfort Letter dated July 14, 2000 from Planning and Lands Bureau (now known as Housing, Planning and Lands Bureau) of the Government of the Hong Kong Special Administrative Region, to the Company regarding land matters relating to the privatization of the Company (incorporated herein by reference to the Form F-3).

4.3	Agreement dated June 30, 2000, in respect of the vesting of certain assets comprised in the Eastern Harbour Crossing, between The Secretary for the Treasury (now known as Secretary for Financial Services and the Treasury) for and on behalf of the Government of the Hong Kong Special Administrative Region, and the Company (incorporated herein by reference to the Form F-3).

4.4	Amendment and Restatement Agreement, dated June 30, 2000 in respect of The Memorandum of Understanding relating to the Eastern Harbour Crossing and The Airport Railway Operating and Maintenance Terms and The Project Agreement for the Design, Construction, Financing and Operating of the Tseung Kwan O Extension and The Letter Agreement relating to the Quarry Bay Congestion Relief Works, dated June 30, 2000, between Secretary for Transport (now known as Secretary for the Environment, Transport and Works) for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

4.5	Indemnity Agreement, dated September 22, 2000, in respect of the global share offering, among the Company, the Members of the Board and the Members of the Executive Directorate and the Government of the Hong Kong Special Administrative Region (incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed by the Company on June 20, 2001).

Exhibit Number	Description of Exhibit

4.6	Project Agreement for the design, construction, financing and operation of the Penny’s Bay Rail Link (now known as Disneyland Resort Line), dated July 24, 2002, between the Company and the Deputy Secretary for the Environment, Transport and Works for and on behalf of the Government (incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed by the Company on June 25, 2003).

7.1	Computation of Ratio of Debt to Shareholders’ Equity based on Hong Kong GAAP.

7.2	Computation of Ratio of Debt to Shareholders’ Equity based on US GAAP.

7.3	Computation of Ratio of Earnings to Fixed Charges based on Hong Kong GAAP.

7.4	Computation of Ratio of Earnings to Fixed Charges based on US GAAP.

8.1	Subsidiaries of the Company.

10.1	Memorandum on Performance Requirements between Commissioner for Transport for and on behalf of the Government of the Hong Kong Special Administrative Region and the Company (incorporated herein by reference to the Form F-3).

12.1	Certification of Chief Executive Officer required by Rule 15d-14(a) under the Exchange Act.

12.2	Certification of Finance Director required by Rule 15d-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 15d-14(b) under the Exchange Act.

13.2	Certification of Finance Director required by Rule 15d-14(b) under the Exchange Act.

23.1	Consent of KPMG, Independent Registered Public Accounting Firm.